Form 20-F
period 2002-12-31
TELE SUDESTE CELULAR PARTICIPACOES SA
filed 2003-06-24
CIK 1066123

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-14493

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
 (Exact name of Registrant as specified in its charter)
Tele Sudeste Cellular Holding Company
 (Translation of Registrant’s name into English)
The Federative Republic of Brazil
 (Jurisdiction of incorporation or organization)
Praia de Botafogo, 501, 7º andar
22250-040 Rio de Janeiro, RJ, Brazil
 (Adress of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Prefered Shares, without par value	New York Stock Exchange*
American Depositary Shares (as evidenced	New York Stock Exchange
by American Depositary Receipts), each
representing 5,000 shares of Preferred Stock

*	Not for trading purposes, but only in connection with the registration on the New York Stock Exchange of American Depositary Shares representing those preferred shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each class of stock of Tele Sudeste Celular Participações S.A., as of December 31, 2002:

154,431,420,977 Shares of Common Stock
259,575,036,202 Shares of Preferred Stock

       Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	No
Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17	Item 18

TABLE OF CONTENTS

Page

PART I

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	83
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	83
ITEM 15.	CONTROLS AND PROCEDURES	83
ITEM 16.	[RESERVED]	83

PART III

ITEM 17.	FINANCIAL STATEMENTS	83
ITEM 18.	FINANCIAL STATEMENTS	83
ITEM 19.	EXHIBITS	83

INTRODUCTION

       All references in this annual report to:

  “Tele Sudeste Celular Participações S.A.,” “Tele Sudeste,” “we,” “our” and “us” are to Tele Sudeste Celular Participações S.A. and its consolidated subsidiaries (unless the context otherwise requires), including the operations of Telerj Celular S.A., known as Telerj Celular, and Telest Celular S.A., known as Telest Celular;

  “Brazilian government” are to the federal government of the Federative Republic of Brazil;

  “real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

  “U.S.$,” “dollars” or “U.S. dollars” are to United States dollars;

  “ADSs” are to our American Depositary Shares, each representing 5,000 shares of our non-voting preferred stock;

  “Commission” are to the U.S. Securities and Exchange Commission;

  “CVM” are to the Comissão de Valores Mobiliários, the Brazilian securities commission;

  “Brazilian Central Bank,” “Central Bank of Brazil” or “Central Bank” are to the Banco Central do Brasil, the Brazilian central bank;

  “General Telecommunications Law” are to Lei Geral de Telecomunicações, as amended, which regulates the telecommunications industry in Brazil;

  “Brazilian corporate law” are to Law No. 6,404 of December, 1976, as amended;

  “Anatel” are to Agência Nacional de Telecomunicações — ANATEL, the Brazilian telecommunication regulatory agency; and

  “SMP” are to Serviço Móvel Pessoal, a service rendered pursuant to a new legislation that authorizes wireless companies to provide wireless services.

       Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report was obtained from Anatel.

       The “Annex A—Glossary of Telecommunications Terms” that begins on page A-1 provides the definitions of certain technical terms used in this annual report.

PRESENTATION OF FINANCIAL INFORMATION

       The consolidated financial statements as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000, have been prepared in accordance with generally accepted accounting principles in Brazil, or Brazilian GAAP, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 31 to our financial statements appearing elsewhere in this annual report describes the principal differences between Brazilian GAAP and U.S. GAAP as they relate to us, and provides a reconciliation from Brazilian GAAP to U.S. GAAP of net income (loss) and shareholders’equity. These consolidated financial statements have been audited by Deloitte Touche Tohmatsu Auditores Independentes.

       We publish our financial statements in Brazil in accordance with accounting practices adopted in Brazil, or Brazilian corporate law, which provided a simplified methodology for accounting for the effects of inflation until December 31, 1995. It consisted of restating permanent assets (property, plant and equipment, investments and deferred charges) and shareholders’ equity accounts using indices mandated by the federal government. The net effect of these restatements was credited or charged to the statement of income in a single caption, usually entitled “Monetary correction adjustments” or “Inflation adjustments.” Dividends, shareholders’ equity and tax amounts presented in this annual report are calculated pursuant to Brazilian corporate law.

       Brazilian GAAP requires companies to cease to recognize inflationary effects in their financial statements (including financial statements prepared using the constant currency method) beginning January 1, 2001. Accordingly, in order to comply with the requirements of accounting principles in Brazilian GAAP, the accompanying financial statements for 2000 have been fully indexed through December 31, 2000, while information after December 31, 2000 has not been so indexed. The disclosure of inflationary effects subsequent to December 31, 2000 is mandatory under Brazilian GAAP only in cases where the accumulated inflation rate measured by IGP-M, the general price index published by the Fundação Getúlio Vargas, a Brazilian economic research organization, reaches 100% or more in the most recent three years. Inflation in Brazil did not reach this threshold in 2001 or 2002.

FORWARD-LOOKING STATEMENTS

       The U.S. Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Certain sections in this annual report, principally in “Item 3D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects,” contains information that is forward-looking, including, but not limited to:

  statements concerning our operations and prospects;

  the size of the Brazilian telecommunications market;

  estimated demand forecasts;

  our ability to secure and maintain telecommunications infrastructure licenses, rights-of-way and other regulatory approvals;

  our strategic initiatives and plans for business growth;

  industry conditions;

  our funding needs and financing sources;

  network completion and product development schedules;

  expected characteristics of competing networks, products and services; and

  other statements of management’s expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts.

       Forward-looking statements may also be identified by words such as “believe,” “expect,” “anticipate,” “project,” “intend,”“should,” “seek,” “estimate,” “future” or similar expressions. Forward-looking information involves risks and uncertainties that could significantly affect expected results. The risks and uncertainties include, but are not limited to:

  the short history of our operations as an independent, private-sector entity and the introduction of competition to the Brazilian telecommunications sector;

  the cost and availability of financing;

  uncertainties relating to political and economic conditions in Brazil;

  inflation and exchange rate risks;

  the Brazilian government’s telecommunications policy; and

  the adverse determination of disputes under litigation.

       We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

       Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

       Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

       The selected financial data as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 included in this annual report have been derived from, and should be read in conjunction with, our audited consolidated financial statements and notes thereto included elsewhere in this annual report and audited by Deloitte Touche Tohmatsu Auditores Independentes. The selected financial data as of December 31, 2000 and for the year ended December 31, 1999 included in this annual report have been derived from our audited financial statements and notes thereto also audited by Deloitte Touche Tohmatsu Auditores Independentes, which are not included in this annual report. The selected financial data as of December 31, 1999 and 1998 and for the year ended December 31, 1998 included in this annual report have been derived from our audited financial statements and notes thereto also audited by Arthur Andersen S/C, which are not included in this annual report. See “Presentation of Financial Information” for more information on the presentation of our financial data.

Accounting Consequences of the Restructuring of Telebrás

       At the May 22, 1998 shareholders’ meeting for Telecomunicações Brasileiras S.A.—Telebrás, or Telebras, the shareholders established the shareholders’ equity of each new holding company formed as a result of the reorganization of the Telebrás system, or the Breakup of Telebrás, and allocated to each a portion of the retained earnings of Telebrás. Telebrás preserved sufficient retained earnings from which to pay certain dividends and other amounts. The balance of its retained earnings was allocated to each new holding company in proportion to the total net assets allocated to each such company. Tele Sudeste was one of these new holding companies.

       The following tables present a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our financial statements and the notes thereto included elsewhere in this annual report and with “Item 5. Operating and Financial Review and Prospects.”

Selected Financial Information

	Year ended December 31,
	1998	1999	2000	2001	2002
	(in thousands of reais except when indicated) (1)
Income Statement Data:
Brazilian GAAP
Net operating revenue	1,218,304	1,725,655	1,561,474	1,703,299	1,847,631
Cost of services and goods	(570,202)	(1,205,151)	(920,485)	(963,211)	(1,110,522)
Gross profit	648,102	520,504	640,989	740,088	737,109
Operating income (expenses)
Selling	(199,515)	(352,363)	(248,890)	(287,181)	(360,216)
General and administrative	(82,416)	(162,292)	(217,120)	(269,019)	(242,666)
Other operating income (expenses), net.	(10,427)	(12,934)	5,544	17,185	(10,037)
Operating income (loss) before interest	355,744	(7,085)	180,523	201,073	124,190
Financial expense, net.	(12,976)	(7,024)	(35,602)	(83,222)	(12,717)
Operating income (loss)	342,768	(14,109)	144,921	117,851	111,473
Net non-operating income (expense)	(841)	1,423	(3,215)	(1,196)	(1,276)
Income (loss) before minority interests and taxes	341,927	(12,686)	141,706	116,655	110,197
Income and social contribution taxes
benefit (expense)	(69,617)	2,158	(36,778)	(22,158)	(35,819)
Minority interests (2)	(46,688)	29,107	(12,529)	--	--
Net income	225,322	18,579	92,399	94,497	74,378

Earnings per thousand shares	0.670	0.060	0.230	0.240	0.180
Dividends per thousand preferred shares--R$	0.257	0.080	(a) 0.119	0.108	0.255
Dividends per thousand preferred shares--U.S.$(3)	0.137	0.046	(a) 0.057	0.047	0.075
Dividends per thousand common shares--R$	0.257	0.015	(a) 0.119	0.108	0.232
Dividends per thousand common shares--U.S.$ (3)	0.137	0.009	(a) 0.057	0.047	0.068
_____________________________
(a)	For the year 2000, there was an additional dividend for preferred and common shares issued as a result of the reorganization in the amount of R$0.019 (U.S.$0.009).

	Year ended December 31,
	1998 (1)	1999	2000	2001	2002
	(in thousands of reais except when indicated) (1)
U.S. GAAP
Net income (loss) before cumulative effect of adoption of accounting principle	218,273	(71,183)	115,134	83,404	(42,474)
Cumulative effect of adoption of accounting principle, net of income tax effects of R$1,025	--	--	--	2,081	--
Net income (loss)	218,273	(71,183)	115,134	85,485	(42,474)
Net income (loss) before cumulative effect of adoption of accounting principle per thousand shares:
Common shares--basic	0.66	(0.25)	0.34	0.22	(0.11)
Common shares--diluted	0.66	(0.25)	0.24	0.15	(0.11)
Weighted average number of common shares outstanding--basic (thousands)	124,369,031	124,369,031	125,390,242	136,479,679	148,443,147
Weighted average number of common shares outstanding--diluted (thousands).	124,369,031	124,369,031	221,471,887	225,110,055	222,297,796
Preferred shares--basic	0.66	(0.19)	0.34	0.22	(0.10)
Preferred shares--diluted	0.66	(0.19)	0.29	0.19	(0.10)
Weighted average number of Preferred shares outstanding--basic and diluted (thousands)	206,028,812	210,029,997	214,170,953	259,587,240	259,575,037

Cumulative effect of adoption of accounting principle, net of income tax effects of R$1,025, per thousand shares:
Common shares--basic	--	--	--	--	--
Common shares--diluted	--	--	--	--	--
Weighted average number of common shares outstanding--basic (thousands)	--	--	--	136,479,679	--
Weighted average number of common shares outstanding--diluted (thousands)	--	--	--	225,110,055	--
Preferred shares--basic	--	--	--	--	--
Preferred shares--diluted	--	--	--	0.01	--
Weighted average number of preferred shares outstanding--basic and diluted (thousands)	--	--	--	259,587,240	--

Net income (loss) per thousand shares:
Common shares--basic	0.66	(0.25)	0.34	0.22	(0.11)
Common shares--diluted	0.66	(0.25)	0.24	0.15	(0.11)
Weighted average number of common shares outstanding--basic (thousands)	124,369,031	124,369,031	125,390,242	136,479,679	148,443,147
Weighted average number of common shares outstanding--diluted (thousands)	124,369,031	124,369,031	221,471,887	225,110,055	222,297,796
Preferred shares--basic	0.66	(0.19)	0.34	0.22	(0.10)
Preferred shares--diluted	0.66	(0.19)	0.29	0.20	(0.10)
Weighted average number of preferred shares outstanding--basic and diluted (thousands)	206,028,812	210,029,997	214,170,953	259,587,240	259,575,037
_____________________________
(1)	For 1998 through 2000, information is presented in constant reais of December 31, 2000. For 2001 and 2002, information is expressed in nominal reais. All information is presented in accordance with Brazilian GAAP.
(2)	See “Item 4A. Our History and Development.”
(3)	U.S. dollar amount determined according to the applicable exchange rate at the date of the general shareholders’ meeting that approved the dividend distribution.

	Year ended December 31,
	1998	1999	2000	2001	2002
Cash Flow Data:	(in thousands of reais except when indicated) (1)
Operating activities:
Total net cash provided by (used in) operating activities	405,527	(19,435)	535,573	597,607	770,707
Investing activities:
Total net cash used in investing activities	(252,398)	(503,914)	(440,852)	(408,342)	(370,544)
Financing activities:
Total net cash provided by (used in) financing activities	(91,338)	487,787	(44,808)	(229,112)	(362,754)

Increase (decrease) in cash and cash equivalents	61,791	(35,562)	49,913	(39,847)	37,409

Cash and cash equivalents at beginning of year	49,466	111,257	75,695	125,608	85,761

Cash and cash equivalents at end of year	111,257	75,695	125,608	85,761	123,170
_____________________________
(1)	For 1998 through 2000, information is presented in constant reais of December 31, 2000. For 2001 and 2002, information is expressed in nominal reais. All information is presented in accordance with Brazilian GAAP.

	On December 31,
	1998	1999	2000	2001	2002
	(in thousands of reais) (1)
Balance Sheet Data:
Brazilian GAAP
Property, plant and equipment, net	1,476,476	1,715,715	1,837,027	1,858,059	1,750,729
Total assets	1,958,712	2,493,238	3,065,557	2,956,342	2,977,813
Net assets	1,259,611	1,187,351	1,866,212	1,911,071	1,889,009
Loans and financing--current portion	12,710	278,109	305,002	189,726	200,922
Loans and financing--non-current portion	33,245	297,459	263,499	294,939	259,597
Shareholders' equity	1,259,611	1,187,351	1,866,212	1,911,071	1,889,009
Capital stock	404,650	516,052	739,917	739,917	830,309

U.S. GAAP
Property, plant and equipment, net	1,467,174	1,730,253	1,830,675	1,883,929	1,766,737
Total assets	1,960,152	2,469,785	3,298,203	3,181,281	3,085,047
Net assets	1,243,299	1,163,862	2,108,762	2,134,606	2,001,595
Loans and financing--current portion (principal)	10,252	268,350	278,880	177,064	187,739
Loans and financing--non-current portion	33,245	297,459	263,499	294,939	259,597
Shareholders' equity	1,243,299	1,163,862	2,108,762	2,134,606	2,001,595
Capital stock	404,650	516,052	739,917	739,917	830,309
_____________________________
(1)	For 1998 through 2000, information is presented in constant reais of December 31, 2000. For 2001 and 2002, information is expressed in nominal reais. All information is presented in accordance with Brazilian GAAP.

Exchange Rates

       There are two legal exchange markets in Brazil:

  the commercial rate exchange market, and

  the floating rate exchange market.

       Most trade and financial foreign-exchange transactions, including transactions relating to the purchase or sale of preferred shares or the payment of dividends, are carried out on the commercial market at the applicable commercial market rate. Purchase of foreign currencies in the commercial market may be carried out only through a Brazilian bank authorized to buy and sell currency in that market. In both markets, rates are freely negotiated but may be strongly influenced by Central Bank intervention.

       Between March 1995 and January 1999, the Brazilian Central Bank permitted the gradual devaluation of the real against the U.S. dollar pursuant to an exchange rate policy that established a band within which the real/U.S. dollar exchange rate could fluctuate.

       Responding to pressure on the real, on January 13, 1999, the Brazilian Central Bank widened the foreign exchange band and, on January 15, 1999, allowed the real to float freely. Since then, the real reached a low of R$1.4659 on January 15, 1999 and a high of R$3.9552 on October 22, 2002. At June 18, 2003, the commercial market rate for purchasing U.S. dollars was R$2.8902 to U.S.$1.00.

       The Brazilian government may impose temporary restrictions on the conversion of reais into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or reason to foresee a serious imbalance.

       The following tables show, for the periods and date indicated, certain information regarding the real/U.S. dollar commercial exchange rate.

	Exchange Rate of R$ per U.S.$
	Low	High	Average (1)	Year-End
Year ended December 31,
1998	1.1165	1.2087	1.1611	1.2087
1999	1.2078	2.1647	1.8158	1.7890
2000	1.7234	1.9847	1.8295	1.9554
2001	1.9357	2.8007	2.3420	2.3204
2002	2.2709	3.9552	2.9309	3.5333
______________________
Source:	Central Bank, PTAX. PTAX is the average of the exchange rates negotiated in the commercial rate market on a given day.
(1)	Represents the average of the exchange rates (PTAX) on the last day of each month during the relevant period.

	Exchange Rate of R$ per U.S.$
	Low	High
Month Ended
December 31, 2002	3.4278	3.7980
January 31, 2003	3.2758	3.6623
February 28, 2003	3.4930	3.6580
March 31, 2003	3.3531	3.5687
April 30, 2003	2.8898	3.3359
May 31, 2003	2.8653	3.0277
June, 2003 (until June 18, 2003)	2.8491	2.9780
______________________
Source:	Central Bank, PTAX. PTAX is the average of the exchange rates negotiated in the commercial rate market on a given day.

B. Capitalization and Indebtedness

       Not applicable.

C. Reasons for the Offer and Use of Proceeds

       Not applicable.

D. Risk Factors

       This section is intended to be a summary of more detailed discussions contained elsewhere in this annual report. The risks described below are not the only ones we face. Our business, results of operations or financial condition could be harmed if any of these risks materializes and, as a result, the trading price of the ADSs could decline.

Risks Relating to Brazil

       The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business, operations and the market price of our preferred shares and our ADSs.

        In the past, the Brazilian government has intervened in the Brazilian economy and occasionally made drastic changes in policy. The Brazilian government’s actions to control inflation and effect other policies have often involved wage and price controls, currency devaluations, capital controls, and limits on imports, among other things. Our business, financial condition, results of operations and the market price of our preferred shares and ADSs may be adversely affected by changes in government policies, as well as general economic factors, including:

  currency fluctuations;

  inflation;

  price instability;

  energy policy;

  interest rates;

  tax policy; and

  other political, diplomatic, social and economic developments in or affecting Brazil.

       Tax reforms may affect our tariff rates.

       If our subsidiaries providing telecommunication services experience a higher tax burden as a result of the tax reform, they may have to pass the cost of such tax increase to their customers. This increase may have a material negative impact on their and our revenues and operating results, and as a result, in the dividends paid by them to us.

       Inflation and certain government measures to curb inflation may have adverse effects on the Brazilian economy, the Brazilian securities market and/or our business and operations.

       Brazil has historically experienced extremely high rates of inflation. Inflation and certain of the Brazilian government’s measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy. Since 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. In 2002, the general price index, or the IGP-DI (the Índice Geral de Preços — Disponibilidade Interna), an inflation index developed by the Fundação Getúlio Vargas, a private Brazilian economic organization, reflected inflation of 26.4% compared to 10.4% in 2001 and 9.8% in 2000. If Brazil experiences significant inflation, we may be unable to increase service rates to our customers in amounts that are sufficient to cover our increasing operating costs, and our business may be adversely affected.

       Fluctuations in the value of the real against the value of the U.S. dollar may adversely affect our ability to pay U.S. dollar-denominated or U.S. dollar-linked obligations and could lower the market value of our preferred shares and ADSs.

       The Brazilian currency has historically experienced frequent devaluations. The real devalued against the U.S. dollar by 9.3% in 2000 and by 18.7% in 2001. During 2002, the real continued to undergo significant devaluation due in part to the political uncertainty in connection with the elections and the global economic slowdown. In 2002, the real devalued against the U.S. dollar by 52.3%. See “—Selected Financial Data—Exchange Rates” for more information on exchange rates.

       As of December 31, 2002, we had R$460.5 million in total debt, all denominated in U.S. dollars. As of December 31, 2002, we had currency derivatives in place to cover all of our U.S. dollar-denominated debt. Also, significant costs relating to our network infrastructure are payable or linked to payment by us in U.S. dollars. At the same time, while we may derive income from derivative transactions denominated in foreign currencies, all of our operating revenues are generated in reais. To the extent that the value of the real decreases relative to the U.S. dollar, our debt becomes more expensive to service and it becomes more costly for us to import the technology and the goods that are necessary to operate our business.

       Deterioration in economic and market conditions in other countries, especially emerging market countries, may adversely affect the Brazilian economy and our business.

       The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or conditions in other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil.

       For example, in 2001, after a prolonged recession, followed by political instability, Argentina announced that it would no longer continue to service its public debt. In order to address the deteriorating economic and social crisis, the Argentine government abandoned its decade-old fixed dollar-peso exchange rate, allowing the peso to float to market rate levels. In 2002, the Argentine peso experienced a 237% devaluation against the U.S. dollar. The situation in Argentina has negatively affected investors’perceptions towards Brazilian securities.

       The recent political crisis in Venezuela may also influence investors’ perception of risk in Brazil. If market conditions in Argentina and Venezuela continue to deteriorate, they may adversely affect our ability to borrow funds at favorable interest rates or to raise equity capital, when and if there is a need. Adverse developments in Argentina, in Venezuela or in other emerging market countries could lead to a reduction in both demand and the market price for our preferred shares and ADSs.

Risks Relating to the Brazilian Telecommunications Industry and Us

       Extensive government regulation of the telecommunications industry may limit our flexibility in responding to market conditions, competition and changes in our cost structure.

       Our business is subject to extensive government regulation, including any changes that may occur during the period of our authorization to provide telecommunication services. Anatel, which is the main telecommunications industry regulator in Brazil, regulates, among other things:

  industry policies and regulations;

  licensing;

  tariffs;

  competition;

  telecommunications resource allocation;

  service standards;

  technical standards;

  interconnection and settlement arrangements; and

  universal service obligations.

       This extensive regulation and the conditions imposed by our authorization to provide telecommunication services may limit our flexibility in responding to market conditions, competition and changes in our cost structure.

       Our results may be affected in the medium or long term as a result of the new SMP rules.

       In 2002, Anatel changed the SMP regime (first enacted in December 2000), thus encouraging companies operating under the SMC system to migrate to the SMP system. New rules will be applicable to the migrating companies, as contemplated by Anatel Resolutions Nos. 316/02 through 321/02 and 326/02.

       Under the SMP regime, we will no longer receive payment from our customers for outbound long distance traffic, but will receive payment for the use of our network, in accordance with the network usage remuneration plan. However, there is no assurance that the interconnection fees that we will receive from long distance operators will compensate us for the revenues that we would have received from our customers for outbound long distance traffic.

       The SMP regime establishes free negotiation of the network usage fee among telecommunication service providers or a confirmation, until June 30, 2004, of the maximum fee by Anatel. After that date, negotiation of that fee will be the rule.

       We cannot assure you that the new rules will not affect negatively our revenues and results of operations.

       If the inflation adjustment index now applied to our tariffs is changed, the new index may not be adequate.

       The Brazilian government is considering replacing the IGP-DI, the monetary adjustment index currently used in connection with the tariffs applied in the telecommunications industry, with another index, which has not yet been identified. We cannot assure you that a new index, if any, would adequately reflect the true effect of inflation on our tariffs.

       We face substantial competition that may reduce our market share and harm our financial performance.

       There is substantial competition in the telecommunications industry. We not only compete with wireless telecommunications companies, but also with companies that provide fixed-line telecommunications and Internet access services.

       We expect competition to intensify as a result of the entrance of new competitors and the rapid development of new technologies, products and services. Our ability to compete successfully will depend on our marketing techniques, as well as on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by our competitors. To the extent that we do not keep pace with technological advances, or fail to timely respond to changes in competitive factors in our industry, we could lose a portion of our market share or experience a decline in our revenue. Competition from other mobile communications service providers in the region in which we operate may also affect our financial results by causing, among other things, the rate of our customer growth to decline and bring about decreases in tariff rates and increases in selling expenses. This could have a material adverse effect on our results of operations.

       There has been consolidation in the Brazilian telecommunications market, and we believe this trend may continue. Consolidations may result in increased competitive pressures within our market. We may be unable to adequately respond to pricing pressures resulting from consolidation, which would adversely affect our business, financial condition and results of operations.

       Our results of operations would be affected by a high rate of customer turnover or a decrease in our customer growth.

       A high rate of customer turnover and/or a decrease in our customer growth could adversely affect our results of operations as well as our competitive position. The rate of customer turnover may be the result of several factors, including limited network coverage and lack of sufficient reliability of our services, as well as increased competition in the region in which we operate and the economic conditions in Brazil.

       The industry in which we conduct our business is subject to rapid technological changes and these changes could have a material adverse effect on our ability to provide competitive services.

       The telecommunications industry is subject to rapid and significant technological changes. Our success depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes. We expect that new products and technologies will emerge and that existing products and technologies will be further developed.

        The advent of new products and technologies could have a variety of consequences for us. These new products and technologies may reduce the price of our services by providing lower-cost alternatives, or they may be superior to, and render obsolete, the products and services we offer and the technologies we use, requiring investment in new technology. The cost of upgrading our products and technology in order to continue to compete effectively could be significant, and our ability to fund this upgrading may depend on our ability to obtain additional financing.

       Our controlling shareholders have a great deal of influence over our business.

       PT Móveis S.G.P.S., S.A. and Telefónica Móviles, S.A., our principal shareholders, currently own through Brasilcel, N.V., directly and indirectly, approximately 81.6% of our common shares and 83.9% of our total capital. PT Móveis S.G.P.S., S.A. is 100% controlled by Portugal Telecom S.G.P.S., S.A. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.” Due to their share ownership, our principal shareholders have the power to control us and our subsidiaries, including the power to elect our directors and officers and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of our dividends. In addition, PT Móveis S.G.P.S., S.A. and Telefónica Móviles, S.A. share their participation in us equally. Any disagreement or dispute between our controlling shareholders may have an impact on the decision-making capabilities of our management.

       The wireless industry, including us, may be harmed by reports suggesting that radio frequency emissions cause health problems and interfere with medical devices.

       Media and other reports have suggested that radio frequency emissions from wireless handsets and base stations may cause health problems. If consumers harbor health-related concerns, they may be discouraged from using wireless handsets. These concerns could have an adverse effect on the wireless communications industry and, possibly, expose wireless providers, including us, to litigation. We cannot assure you that further medical research and studies will refute a link between the radio frequency emissions of wireless handsets and base stations and these health concerns. Government authorities could increase regulation of wireless handsets and base stations as a result of these health concerns or wireless companies, including us, could be held liable for costs or damages associated with these concerns, which could have an adverse effect on our business. The expansion of our network may be affected by these perceived risks if we experience problems in finding new sites to expand our network, which in turn may delay the expansion and may affect the quality of our services.

       We face risks associated with litigation.

       We are party to lawsuits and other proceedings in the ordinary course of our business. An adverse outcome in, or any settlement of, these or other lawsuits could result in significant costs to us. In addition, our senior management may be required to devote substantial time to these lawsuits, which they could otherwise devote to our business. For a more detailed description of these lawsuits, see “Item 8.A Legal Matters.”

Risks Relating to Our Preferred Shares and Our ADSs

       Our preferred shares and our ADSs generally do not have voting rights.

       In accordance with Brazilian corporate law and our by-laws, holders of our preferred shares, and therefore of our ADSs, are not entitled to vote at meetings of our shareholders, except in limited circumstances. See “Item 10B. Memorandum and Articles of Association.”

       You might be unable to exercise preemptive rights with respect to our preferred shares unless there is a current registration statement in effect that covers those rights or unless an exemption from registration applies.

       You will not be able to exercise the preemptive rights relating to our preferred shares underlying your ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, or the Securities Act, is effective with respect to those rights, or unless an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary, or, if the preemptive rights cannot be sold, they will lapse and you will not receive any value for them. For more information on the exercise of your rights, see “Item 10. Additional Information.”

       An exchange of ADSs for preferred shares risks loss of certain foreign currency remittance and Brazilian tax advantages.

       The ADSs benefit from the certificate of foreign capital registration, which permits The Bank of New York, as depositary, to convert dividends and other distributions with respect to preferred shares into foreign currency, and to remit the proceeds abroad. Holders of ADSs who exchange their ADSs for preferred shares will then be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under Resolution 2,689 of the Central Bank of Brazil, dated January 26, 2000, known as Resolution 2,689, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration.

       If holders of ADSs do not qualify under Resolution 2,689, they will generally be subject to less favorable tax treatment on distributions with respect to our preferred shares. There can be no assurance that the depositary’s certificate of registration or any certificate of foreign capital registration obtained by holders of ADSs will not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to their investment in the ADSs may not be imposed in the future.

       The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of ADSs.

       Investments in securities, such as the preferred shares or the ADSs, of issuers from emerging market countries, including Brazil, involves a higher degree of risk than investing in securities of issuers from more developed countries.

       The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. These features may substantially limit the ability to sell the preferred shares underlying the ADSs at a price and time at which holders wish to do so. The São Paulo Stock Exchange (Bolsa de Valores de São Paulo), or BOVESPA, the main Brazilian stock exchange, had a market capitalization of U.S.$124 billion as of December 31, 2002, and an average monthly trading volume of approximately U.S.$4.1 billion for 2002. In comparison, the NYSE had a market capitalization of U.S.$9.7 trillion as of December 31, 2002, and an average monthly trading volume of approximately U.S.$859 billion for 2002.

       There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The 10 largest companies in terms of market capitalization represented approximately 46.8% of the aggregate market capitalization of BOVESPA as of December 31, 2002. The top 10stocks in terms of trading volume accounted for approximately 56.5% of all shares traded on BOVESPA.

ITEM 4. INFORMATION ON THE COMPANY

A. Our History and Development

General

       We are incorporated under the laws of the Federative Republic of Brazil under the name of Tele Sudeste Celular Participacões S.A. as a corporation with unlimited duration, known as Tele Sudeste. We have the legal status of a sociedade por ações, or a stock corporation, operating under Brazilian corporate law. Our principal executive offices are located at Praia de Botafogo, 501, Torre Corcovado, 7º andar, 22250-040, Rio de Janeiro, RJ, Brazil. Our telephone number is +55 21 2586 6613, our facsimile number is +55 21 2586-6813 and our website is www.vivo.com.br. The information on our website is not part of this annual report. Our agent for service of process in the United States is CT Corporation, located at 111 Eighth Avenue, New York, New York 10011.

       We are a holding company engaged through wholly owned companies in the cellular telecommunications business in Brazil. We directly control Telerj Celular and Telest Celular.

       Below you will find a chart showing the major companies in our ownership structure as of March 31, 2003.

(1)	PT Móveis S.G. P.S., S.A. is 100% controlled by Portugal Telecom S.G.P.S., S.A.

Telebrás and the Privatization

       Tele Sudeste was created as a result of a restructuring of Telebrás in July 1998. Before 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás and its operating subsidiaries, known as the Predecessor Companies, collectively known as the Telebrás System, were created acquiring almost all of the telecommunication companies in Brazil, and creating a near monopoly over the provision of public telecommunications services in Brazil.

       In November 1990 and November 1993, our predecessor companies began providing cellular telecommunications services as Telebrás System operating companies in the states of Rio de Janeiro and Espírito Santo, respectively.

       In 1995, the federal government began a comprehensive reform of Brazil’s telecommunications regulatory system. In July 1997, Brazil’s national congress adopted the General Telecommunications Law, which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of the Telebrás System.

       In January 1998, in preparation for the restructuring and privatization of the Telebrás System, the cellular telecommunications operations of the Telebrás System were spun off into separate companies. In May 1998, the Telebrás System was restructured to form, in addition to Telebrás, 12 new holding companies. Virtually all of the Predecessors Companies’ assets and liabilities were allocated to the new holding companies, which we refer to as the New Holding Companies. The New Holding Companies, together with their respective subsidiaries, consisted of: (i) eight cellular holding companies, each in one of eight cellular regions, holding one or more operating companies that provide cellular services; (ii) three wireline holding companies, each in one of three wireline regions, holding one or more operating companies that provide local and intraregional long distance services; and (iii) Embratel Participações S.A., a holding company of Empresa Brasileira de Telecomunicações S.A.

       Tele Sudeste was one of the New Holding Companies. In connection with the reorganization of the Telebrás system, or the Breakup of Telebrás, Tele Sudeste was allocated all of the share capital held by Telebrás in Telerj Celular and Telest Celular, the cellular operating companies that provided cellular telecommunications service in the states of Rio de Janeiro and Espírito Santo, respectively. In July 1998, as part of its restructuring and privatization plan, the federal government sold substantially all its common shares of the New Holding Companies, including Tele Sudeste, to private sector buyers.

       The federal government’s common shares of Tele Sudeste’s capital stock were purchased by a consortium comprising Telefónica Internacional S.A., Iberdrola Investimentos Sociedade Unipessoal Ltda., NTT Mobile Communications Network, Inc. and Itochu Corporation.

Telefónica Exchange Offer

       In 2000, Telefónica, S.A., known as Telefónica, a company organized under the laws of Spain and then our controlling shareholder, began a reorganization to permit managerial and operational consolidation of its business lines and to enhance its strategic and competitive positions. Telefónica’s objective was to develop separate but affiliated business units to conduct its various businesses throughout Spain, Latin America and other regions.

       On January 12, 2000, Telefónica’s board of directors created new global business lines. The Telefónica board of directors created Telefónica Móviles, S.A. to consolidate the wireless telecommunication operations of the Telefónica Group; Telefónica DataCorp, to consolidate Telefónica’s worldwide data transmission businesses; Terra Networks, to consolidate Telefónica’s Internet operations; and Telefónica Publicidad e Información S.A., which would consolidate Telefónica’s telecommunication directory business.

       In May 2000, Telefónica launched offers to exchange ADSs of certain of its subsidiaries in Brazil, Peru and Argentina for Telefónica shares and ADSs. Upon the completion of the Brazilian and U.S. exchange offers, shareholders representing 67.51% of Tele Sudeste’s capital stock tendered their shares and/or ADSs in exchange for Telefónica shares and/or ADSs. As a result, Telefónica became the beneficial owner of:

  109,549,687,708 of our common shares;

  14,936,976,292 of our preferred shares; and

  34,260,404 of our ADSs.

       After the completion of these exchange offers, Telefónica transferred its ownership interest in our capital stock to Telefónica Móviles.

Reorganization

       Tele Ibero Americana

       On May 17, 1999, Tele Ibero Americana Ltda., an affiliate of Telefónica, then our controlling shareholder, requested the approval of the CVM to carry out a public tender for all the shares of Telerj Celular and Telest Celular. On July 6, 1999, Tele Ibero Americana acquired through the tender offer of 793,179,014 shares of common stock and 4,637,252,567 preferred shares of Telerj Celular, representing in the aggregate 18% of the capital stock of Telerj Celular, for a purchase price of R$326.8 million. Tele Ibero Americana also acquired 10,773,193 shares of common stock and 109,905,396 preferred shares of Telest Celular, representing in the aggregate 6% of the capital stock of Telest Celular, for a purchase price of R$9.3 million. Following such acquisitions and until November 2000, 10% of the shares of Telerj Celular and 9% of the shares of Telest Celular were still traded on the São Paulo stock exchange. See “Item 9C. Markets.” The CVM’s Release No. 299 prevented any capital restructuring to take place in either Telerj Celular or Telest Celular for a period of one year following the date of the tender offer. On October 11, 2000, Telerj Celular and Telest Celular announced that they would carry out a capital restructuring.

       Minority Shareholders

       On November 30, 2000, the shareholders of Tele Sudeste and the shareholders of each of Telerj Celular and Telest Celular approved a reorganization through which Telerj Celular and Telest Celular became wholly owned subsidiaries of Tele Sudeste, and the minority shareholders of Telerj Celular and Telest Celular were offered shares of Tele Sudeste in exchange for their shares of Telerj Celular and Telest Celular.

       After the completion of the reorganization:

  the by-laws of Telerj Celular and Telest Celular were amended to reflect their new status as wholly owned subsidiaries;

  a request for the deregistration of Telerj Celular and Telest Celular shares was filed with, and approved by, the CVM; and

  the shares of Telerj Celular were delisted from BOVESPA, and the shares of Telest Celular were delisted from the Sociedade Operadora do Mercado de Acesso (“SOMA”).

       Transfer of Goodwill

       The acquisition price paid by Telefónica and its partners for our common shares and the acquisition price paid by Tele Ibero Americana on July 6, 1999 for the shares of Telerj Celular and Telest Celular included a premium, or goodwill, in the amount of R$1,405.5 million in excess of the book value of our shares, net of amortization through December 31, 2000.

       We conducted a corporate reorganization in late 2000 to:

  transfer the acquisition premium to us, allowing us to deduct the amount of such premium against income for the purposes of income and social contribution taxes;

  achieve tax savings of R$464.5 million resulting from the amortization of the premium; and

  simplify our corporate structure.

       The premium was accounted for as a deferred tax asset, which in accordance with Brazilian GAAP will be amortized over a five-year period. The approximate value of the tax savings resulting from transferring the premium to us is R$464.8 million. We have also recorded a special reserve to be used in capital increases as the tax savings are realized. Upon the realization of any such tax savings, the special reserve will be reduced against a capital increase and subsequent issuance of a corresponding number of shares to the benefit of Sudestecel Participações, S.A. and Tagilo Participações Ltda. (formerly Tele Ibero Americana), as defined below. Tele Sudeste minority shareholders will then have a preemptive right to purchase shares in each capital increase in proportion to their interest in our capital stock.

Purchase of Shares from Iberdrola

       On April 5, 2001, Telefónica and Iberdrola signed an agreement through which Telefónica acquired all the Iberdrola group’s shareholdings in the Brazilian telecommunications operators in which both groups held interests.

       Anatel authorized this transaction on August 22, 2001 and in December 2001 Telefónica S.A. acquired 7% of the capital stock of Sudestecel Participações S.A. (the holding company which controls Tele Sudeste Celular Participações S.A.). In exchange, Iberdrola received shares of Telefónica S.A.

       In May 2002, Telefónica S.A. contributed these shares to its affiliated company, Telefónica Móviles S.A.

Changes in our Capital

       On April 2, 2002, our capital was reduced by R$763,522.76, as a result of the cancellation of Tele Sudeste shares held in treasury.

       On April 29, 2002, an increase in our capital was approved by our board of directors within the limits of our authorized capital, with the capitalization of a portion of the reserve created after the transfer of goodwill paid by our controlling shareholder. This increase was later confirmed at a shareholders’ meeting held on March 25, 2003.

       Our share capital as of December 31, 2002 was R$685,321,135.81, divided into 154,431,420,977 common shares and 259,575,036,202 preferred shares.

Brasilcel

       On January 23, 2001, Portugal Telecom and Telefónica Móviles entered into a strategic agreement to create a mobile services company in Brazil that would aggregate all of their investments in cellular telecommunications businesses to the extent permitted under Brazilian law. In December 2002, Anatel approved the joint venture between Portugal Telecom and Telefónica Móviles. This joint venture, named Brasilcel N.V., or Brasilcel, with headquarters in the Netherlands created a company that has 40% of the total market in Brazil, with 13.7 million users at December 31, 2002. Its operations cover an area of more than 100 million inhabitants, or 56% of the Brazilian population, and approximately 71% of its GDP. Portugal Telecom and Telefónica Móviles are managing the joint venture on an equal basis.

       In December 2002, Portugal Telecom and Telefónica transferred to Brasilcel all of their direct and indirect interests in:

  us;

  Telesp Celular Participações S.A., which controls an A Band operator in the state of São Paulo, Global Telecom S.A., and a B Band operator in the states of Paraná and Santa Catarina;

  Tele Leste Celular Participações S.A., which controls A Band operators in the states of Bahia and Sergipe; and

  Celular CRT Participações S.A., which controls an A Band operator in the state of Rio Grande do Sul.

       Portugal Telecom and Telefónica Móviles agreed to propose to the operating companies controlled by Brasilcel to retain financial services of related third parties, at market conditions.

       On April 25, 2003, Telesp Celular Participações S.A. acquired 61.10% of the voting stock of Tele Centro-Oeste Celular Participações S.A., or TCO. TCO is an A Band operator providing cellular telecommunications services in the Federal District of Brazil, as well as in the Brazilian states of Goiás, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and Tocantins and a B Band operator, which provides cellular telecommunications service in the Brazilian states of Amapá, Amazonas, Maranhão, Pará and Roraima.

Changes in our Capital in 2003

       On February 19, 2003, we began a process of increasing our capital, which was approved by our board of directors within the limits of our authorized capital, for the capitalization of a portion of the reserve created after the transfer of goodwill paid by our controlling shareholder. The capital increase amounted to R$93,516,558.61, and 18,591,761,155 common shares were issued. This increase was confirmed at a board of directors meeting held on March 31, 2003.

        As a result of this increase in capital, on March 31, 2003, the shareholdings of Telefónica Móviles’ and Portugal Telecom’s affiliates in Tele Sudeste were as follows:

  Sudestecel Participações S.A. held 95,197,157,438 common shares, or 22.01% of total capital;

  Tagilo Participações Ltda. held 12,577,645,437 common shares and 33,317,534,708 preferred shares, or 10.61% of total capital; and

  Brasilcel held 43,450,494,855 common shares, 14,015,090,743 preferred shares and 34,857,604 ADRs, or 53.57% of total capital.

       Our share capital as of March 31, 2003 was R$778,837,694.42, divided into 173,023,182,132 common shares and 259,575,036,202 preferred shares.

       Our by-laws will be changed to reflect this capital increase at a future shareholders’ meeting.

Capital Expenditures

       The following table sets forth our capital expenditures for the periods indicated:

	Year ended December 31,
	2000	2001	2002
	(thousands of reais)(1)

Automatic switching equipment	160,273	121,317	87,735
Other equipment	232,051	211,677	130,081
Real estate	3,730	15,553	21,821
Other assets (2)	46,531	60,109	131,246
Total capital expenditures	442,585	408,656	370,883
____________
(1)	For 2000, information is presented in constant reais of December 31, 2000. For 2001 and 2002, information is expressed in nominal reais.
(2)	Handsets for rental, network constructions, furniture and fixtures, office equipment and store layouts. sets for rental, network constructions, furniture and fixtures, office equipment and store layouts.

       We anticipate that our capital expenditures for 2003 will be approximately R$225 million. We intend for these capital expenditures to be funded mostly by cash generated from operations. See “Item 5B. Liquidity and Capital Resources.”

       The primary focus of our capital expenditure program has been, and continues to be, the of the capacity of the services we currently offer and the provision of new services as well as the development of information systems.

B. Business Overview

Overview

       We provide cellular telecommunications services in the Brazilian states of Rio de Janeiro and Espírito Santo, referred to in this annual report as our Region, under an authorization from the Brazilian federal government. Cellular telecommunications services were first offered in the state of Rio de Janeiro in November 1990, and in the state of Espírito Santo in 1993. We are the leading provider of cellular telecommunications services in our Region according to the number of customers published by Anatel. The table below sets forth the net operating revenues for Telerj Celular and Telest Celular for the periods indicated in 2000, 2001 and 2002:

	Year ended December 31,
	2000	2001	2002
	(thousands of reais)

Telerj Celular	1,393,834	1,496,552	1,614,075
Telest Celular	170,181	211,561	240,174
Deductions from consolidation	2,541	4,814	6,618

Total	1,561,474	1,703,299	1,847,631

       Telerj Celular’s and Telest Celular’s results represent 87.2% and 12.8%, respectively, of our total net revenues.

       Our Region covers an area of approximately 90,000 square kilometers (approximately 44,000 square kilometers in the state of Rio de Janeiro and 46,000 square kilometers in the state of Espírito Santo), representing approximately 1% of Brazil’s territory. The GDP of our Region in 2002 was an estimated R$180.5 billion, or approximately U.S.$51.0 billion, representing approximately 13.74% of Brazil’s GDP for 2002. The per capita income for the states of Rio de Janeiro and Espírito Santo during 2002 was an estimated R$10,491.82 and R$7,877.08 respectively, or approximately U.S.$2,969.66 and U.S.$2,229.57, respectively, according to “Brasil em Foco” Target 2002, our estimates based on percentages of the states’ GDP published by IBGE in previous years and Brazil’s GDP 2002 calculated by IBGE and published by the Diário Oficial do Estado de São Paulo, on March 28, 2003.

       We provide mobile telecommunication services on a frequency range known as A Band in Region I of the General Authorization Plan — PGA, which covers 100% of the municipalities in our Region and 87.4% of the population of our Region. At December 31, 2002, we had 3.455 million lines in service, a 14.1% net increase from the end of the previous year, and a market share of approximately 58% in our Region.

       The population of our Region is approximately 18 million (14.7 million in Rio de Janeiro and 3.3 million in Espírito Santo), representing 10% of Brazil’s total population and encompassing more than 26 municipalities with more than 100,000 residents, including the cities of Rio de Janeiro, Niterói, Nova Iguaçu and Vitória. Approximately 96% of the population of the state of Rio de Janeiro and 87% of the population of the state of Espírito Santo live in urban areas.

Our Operations

       The following table sets forth information on our cellular telecommunication base, coverage and related matters for the years indicated.

	2000	2001	2002
Cellular lines in service at year-end	2,503,411	3,028,213	3,454,870
Customer growth during year	35.2%	21.0%	14.1%
Prepaid lines in service at year-end	1,549,151	2,023,266	2,368,213
Churn (1)	33.3%	17.9%	18.2%
Estimated population of Region at year-end (millions) (2)	17.5	17.9	18.0
Estimated covered population at year-end (millions) (3)	15.8	15.3	15.8
Percentage of population of Region covered at year-end (4)	90.5%	85.9%	87.4%
Penetration at year-end (5)	23.7%	27.7%	32.7%
Average monthly minutes of use per customer (6)	130	127	110
____________________
(1)	Churn is the number of customers that leave us during the year, calculated as a percentage of the simple average of customers at the beginning and the end of the year.
(2)	Projections based on estimates of the Instituto Brasileiro de Geografia e Estatística — IBGE and Target 2002 “Brasil em Foco.”
(3)	Number of people within our Region that can access our cellular telecommunication signal. The decrease in covered population was due to a better method of calculation of coverage.
(4)	Percentage of the population in our Region that can access our cellular telecommunication signal. The decrease in covered population was due to a better method of calculation of coverage.
(5)	Number of cellular lines in service in our Region, including our competitors, divided by the population of our Region.
(6)	Average monthly minutes of use per lines in service is the total minutes of calls received and made by our customers divided by the simple average of lines in service during the relevant year (ncludes roaming in and excludes roaming out).

Our Services

       We offer cellular telecommunications services to our customers pursuant to a variety of rate plans. In August 1998, we began offering digital cellular telecommunications services. The introduction of digital technology has allowed us to increase capacity, offer additional value-added services and provide more secure communication. We also offer other services, including voicemail, call forwarding, call waiting, caller identification, limitation on the number of used minutes, wireless application protocol service and SMS, among others. We began to sell handsets in November 1998.

       We also offer automatic roaming services throughout Brazil, allowing our customers to make and receive calls while out of our Region. We offer international roaming in Argentina, Uruguay, Chile, Peru, Korea and more than 1,000 cities within the United States, Mexico, Canada and the Caribbean. At the beginning of 2000, we started providing international cellular roaming, including the renting of Global System Mobile, or GSM handsets, in certain parts of Europe, Africa, Asia and Oceania.

       We also provide cellular telecommunications services to customers of other cellular service providers while present in our Region. We charge the other service providers for the service provided to their customers. See “—Operating Agreements—Roaming Agreements.”

       In May 1999, we launched our prepaid service, which consists of providing mobile cellular telecommunication services without monthly subscription charges. This service has a higher rate per minute and requires up-front payments from the customers, made through the purchase of our prepaid cards. Recharging through vouchers and ATMs is currently also available.

       Focusing on the corporate market, in April 2000 we launched “Movistar Gestão,” a service that allows a corporation to control its cellular expenses in real time over the Internet. This service allows the corporate customer to access call lists per phone line, and to limit maximum usage per line or on a per-month basis. In addition, this service allows the corporate customer to block, on a per-user basis, the usage of certain non-permitted numbers and/or dialing prefixes, or to allow calls only to certain pre-set numbers or dialing prefixes.

       In July 2000, we launched two new services:

  MoviStar Torpedo. MoviStar Torpedo allows users to send and receive SMS of up to 145 characters. These messages can be sent to our users from personal computers, handsets or through a call center operator; and

  E-mocion. E-mocion is our brand name for the wireless application protocol service, or WAP, which allows users to browse the Internet from their handsets.

       In April 2001, we launched MoviStar Amigo +, a service designed for customers of any of our prepaid plans. MoviStar Amigo + offers features such as:

  one free balance verification per day, for customers of the MoviStar Fácil, our prepaid analog plan;

  automatic credit recharge with debit to the customer’s bank account by dialing *123; and

  roaming services, provided after a customer of our contract plan has authorized the debit of the roaming fees to his phone account.

       In the beginning of the third quarter of 2001, we launched a loyalty program for our customers called Mundo de Vantagens MoviStar Top. This program targets non-business customers in our “Top” plans and customers with contract plans. Under this program, each call generated in our Region entitles the customer to a certain number of points. When a customer accumulates a certain number of points, it will be permitted to exchange its cellular phone for more modern equipment. The points are private, nontransferable and valid for three years. In addition, this program offers discounts for gym memberships, language courses, computing courses, airlines, hotels, restaurants and stores.

       In July 2001, we also launched Torpedo Chat and My E-mocion. Through Torpedo Chat, a cellular chat room, customers can create their own chat rooms to discuss the topic of their choice, invite their friends to participate in discussions and maintain private conversations in a chat room. My E-mocion provides all customers with an email account integrated with an agenda and other tools.

       We launched three new plans during 2001. MoviStar Top 35 was offered to our customers in August 2001, for which we charge a fixed fee per month and offer a certain number of minutes in the Region. In addition, we launched the post-payment plans, MoviStar Profissional 75 and MoviStar Profissional 150, which are targeted to our corporate customers and their employees. We do not charge subscription fees for MoviStar Profissional 75 and MoviStar Profissional 150, but we charge a fixed fee for a certain number of minutes per month in the states of Rio de Janeiro and Espírito Santo.

       With the introduction of the 1xRTT (2.5G) technology in April 2002, we launched a service called MoviStar Dados 2.5G, which allows the user access to the Internet. This service requires use of a 2.5G cellular phone or modem card. Terra Networks was the first provider to offer access to MoviStar Dados 2.5G. Other partnerships are currently being negotiated.

       In August 2002, we began offering the possibility of usage control to our contract customers. This is a service that informs customers of their usage either through periodic notification messages or upon request (over the phone or by short message service, or SMS). For certain tariff plans, monthly consumption limits can be established.

       We continue to develop and plan to propose new service plans to better service our customers.

Customer Service

       Customer service is provided through our call center, which is outsourced to Atento do Brasil S.A., or Atento, a wholly owned subsidiary of Telefónica Internacional S.A., or through our website, which was introduced in 2002. Using their phone number and an electronic password, our customers may obtain services and information on their phone service and their latest bills.

       The call center provides 24-hour customer service. On December 31, 2002, we had 1,261 operators in 464 answering positions (peak hours), which represented one customer service attendant per 2,740 customers. During 2002, the customer service team answered, on average, 64,959 calls per business day.

       The back office (technical assistance and billing questions customer service department) has 103 employees who respond to questions and requests placed through e-mails, letters, faxes, the website and the call center. In 2002 they responded to, on average, 32,629 requests per month.

       Quality of Service

       Our services, and customers’ perception of the quality of our services, are an important aspect of our business. We consider three main points when evaluating the way that our customers perceive the quality of our services:

  infrastructure;

  terminal equipment and its performance in its environmental conditions (either in home area or when roaming nationally or internationally); and

  our Customer Care departments and their effectiveness in handling customers’ complaints.

  We have addressed these concerns in several ways:

  through frequent network performance evaluations based on drive testing and collected data analyses;

  by evaluating the data gathered from the several event counters available in the network as well as specific analysis tools; and

  through customers complaints handled by the Customer Care and Corporate Sales teams.

       Another important aspect of our quality of service analysis relates to our methods for comparison with our competitors. We use the following three types of analysis to analyze the competition:

  tests and performance comparisons, to address issues such as call completion, dropped calls, interference levels or signal to noise ratios, voice quality scoring, etc;

  comparison with the monthly data reported to Anatel and the data that is publicly available; and

  use of competitors’ services as customers, in order to evaluate the way that their customer care centers evaluate and solve complaints.

       Recent tests have steadily shown that our quality of service, as measured by a quality of service indicator known as QoS, compares favorably with that provided by its competitors in all geographic areas. Its technology minimizes the potential problems that can be linked to “bugs” in the software programs or hardware malfunctioning.

       As a standard procedure, before making a product for the general public, a device (either a cell phone or a PCMCIA card) must be closely evaluated in three ways:

  suppliers are required to present a CDG2 certificate issued by each major infrastructure manufacturer, along with a general compliance statement. This certificate provides assurance that the device has been tested in a laboratory environment, and is able to operate properly with the particular manufacturer’s technology. This is a “pass/fail” procedure with the standard infra version, which does not guaranty that the terminal equipment will operate properly in the specific and customized implementation in the operator plant.

  in an effort to eliminate any possible problems resulting from that implementation, the device is also evaluated in another set of tests (know as CDG3), which will show clearly if the equipment complies with the issued specification, and is able to function properly with the network in all aspects related to the regular service provisioning. If not, it will be possible to immediately identify which function does not meet the requirements, and locate the source of the problem. The device also supplies the manufacturers with information that will allow them to solve the problem in a short period of time.

  some other characteristics are also tested and evaluated in a lab before the device is submitted for legal approval. These characteristics are mainly related to their radio properties (transmitted frequencies, spurious, radiation level, etc.).

       The Customer Care department is one of our key areas of operation, and it has been made a priority in terms of organization and human resources management.

       In order to expand our services and maintain our quality standards, we have been adopting a strict quality strategy since 1999. In 1999, our Call Center was granted an ISO-9002 certificate of quality, awarded by the Bureau Veritas Quality International do Brasil, or BVQI, an independent private institute which analyzes the quality of services and products offered by companies in various sectors and is associated with the United Kingdom Accreditation System, or UKAS. In 2000, the following areas received their ISO-9001 certificates of quality, which were awarded by BVQI and by the Instituto Nacional de Metrologia e Qualidade Industrial, or INMETRO, a Brazilian agency associated with the Ministry of Development, Industry and Foreign Commerce:

  Product and Services Development;

  Customer Service and Sales at Company-Owned Stores and Call Center;

  Sales through Indirect Channels;

  Sales to Corporate Customers;

  Commercial Logistics;

  Fraud Detection and Prevention;

  Network Operations, Optimization and Maintenance;

  System Maintenance; and

  Billing and Collection.

       We are in a continuing process to gain ISO-9001 certificates of quality in other areas. At the beginning of 2002, we applied to receive another ISO-9001 certificate.

Our Region

       The following table sets forth population, GDP and per capita income statistics for each state in our Region at the dates and for the year indicated.

	At December 31, 2002		Year ended December 31, 2002
Area	Population (milliom)(1)	% of Brazil’s population	GDP (billions of reais)(2)(3)	% of Brazil’s GDP (3)	Per capita income (reais)(2)(3)
Rio de Janeiro state	14.8	8.4%	155.1	11.8%	10,491.82
Espírito Santo state	3.2	1.9%	25.4	1.9%	7,877.08
Our Region	18.0	10.3%	180.5	13.7%	10,021.49
____________________
(1)	Estimates from Target 2002 — “Brazil em Foco.”
(2)	Our estimates expressed in nominal reais.
(3)	Nominal Brazilian GDP was R$1,320 billion as of December 2002. Source: IBGE. We calculated the GDP for the states based on percentages published by IBGE in previous years.

       Our business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy. See “Item 3D. Risk Factors.”

Marketing and Sales

        We classify our customers as contract and prepaid customers.

       Measures are being developed to improve the services offered to our customers in order to increase customer loyalty. Such measures include additional service plans tailored to various user segments, including loyalty programs such as the Mundo de Vantagens Movistar Top. See “—Our Services.”

       During the second quarter of 1999, we introduced prepaid cellular telecommunications services, which has no activation fee and allows customers to pay only for services used. The prepaid plans are designed to meet the needs of new customers willing to pay higher per-minute rates as opposed to regular monthly subscription charges. Customers of these plans do not enter into contracts with us, but are instead required to make up-front payments for service. At December 31, 2002, 68.5% of our customers used prepaid service.

       Voicemail, caller identification, call waiting, short message and WAP services have been offered since 2000 free of charge to all of our digital customers.

       From time to time, we offer various short-term promotions in connection with our cellular telecommunications services in order to attract new customers and shift customers from analog to digital technology.

       In 2002, we created a promotion targeted at younger segments of the population and other plans designed to increase the use of the SMS service, known as Coisa.

       The purchase of a handset is a significant barrier to acquiring new customers. We are concerned with keeping our prices competitive and offering our customers convenient customer service locations, either through our company-owned stores or authorized dealers. Some of our authorized dealers offer their own payment plans in addition to regular credit card payment plans.

       On April 13, 2003, Brasilcel launched a new trademark and logo, known as Vivo, for all of its telecommunication companies in Brazil, including us. In connection with the launch of the new trademark, we are changing the names of the services we offer to our customers.

Network Sales

       We market our services through a network of stores that includes general retail stores and outlets that sell only our cellular telecommunication services and related goods. At December 31, 2002, our services were marketed through 652 stores (including one moving store), 43 of which were operated by us and 609 of which were operated by independent distributors in dealerships located in 118 cities throughout our Region. Through our direct sales force and authorized dealers, we are able to sell our cellular telecommunications services and prepaid cards and provide after-sales services to our customers. Prepaid calling cards are found not only in our own stores and those of our accredited representatives but also in more than 11,520 sales points, which are not necessarily exclusive. These include such outlets as gasoline stations, post offices and bookstores. The prepaid cards may also be replenished at 1,929 branches of certain banks, including Caixa Ecônomica Federal and lottery houses, Banco Itaú, Banco Bradesco, Banco do Brasil and Unibanco. We also market our cellular telecommunications service directly to certain large corporate customers.

Our Network

       Before November 1998, our network used only AMPS analog technology. After 1998, we began the digitalization of our network with CDMA technology. Digitalization offers certain advantages, such as greater network capacity and additional revenue through the sale of value-added services. Digital cellular telecommunications service also reduces the risk of fraud. We continue to increase network capacity and coverage to improve our quality of service and to meet customer demand.

       As of December 31, 2002, our cellular telecommunications network covered 100% of the municipalities, or 87% of the population, of our Region. Our network provides both CDMA digital and AMPS analog services. Our network is connected primarily using a fiber-optic transmission capacity we lease from fixed-line operators (Embratel and Telemar). As of December 31, 2002, our network also includes (i) 20 cellular switches (18 in Rio de Janeiro and two in Espírito Santo), of which 12 are digital, two are dual mode and six are analog, (ii) 1,844 base stations (1,569 in Rio de Janeiro and 275 in Espírito Santo), of which 1,245 are digital or dual mode and 599 are analog, and (iii) 20 other communication devices, such as voicemail, prepaid service, SMS, Home Location Registers and gateways. NEC do Brasil S.A., Nortel Networks — Northern Telecom do Brasil and Lucent Technologies do Brasil, Ind. e Com. Ltda. are our principal suppliers. We continue to increase network capacity and coverage to improve quality of service and to meet consumer demand.

       Our network management center operates in the city of Rio de Janeiro. Our network management center is able to identify abnormalities in our network and in other networks, using the latest failure and signal monitoring systems. In addition, quality and service standards are constantly monitored. The network management center is integrated with the maintenance and operations center, which is designed to supervise our Network Elements, Infrastructure and Transmission division, and operate the Radio Network Elements, Computing Centrals, Backbone and Service Platforms divisions.

       Our advanced network management technology ensures global management and supervision of our network process and performance.

       Our network is equipped to provide continuity of service to our customers in the event of network interruptions due to power failures. We have developed the following standard operating and maintenance procedures to be used in such emergencies:

  Contingency plan for catastrophes in our switching centers. This plan allows us to recover the most important BTSs, or digital base stations, which are connected to the trunk line that has been affected by an accident, by redirecting the transmission route of these BTSs.

  Contingency plan for interruption of the public power supply. This plan ensures autonomy in our network, through a battery system in all BTSs that provides between six and eight consecutive hours of power and also generators at strategic sites.

  Security contingency plan. This plan includes a detection and alarm system, restricted access and a fire combat system for our sites.

       The introduction of 2.5G technology in April 2002 in Rio de Janeiro has allowed for the development of new services, diversification and the improvement of Internet applications available to our customers. This technological advance allows for “always on” services, meaning that the customer is constantly connected to the Internet. Customers of these services are billed for the amount of information transferred (Kbytes) rather than on a per-minute basis. Notebooks, palmtops and PDAs that are connected to standard PCMCIA 1xRTT cards operating like a wireless modem or that are connected to 2.5G handsets by cable will now have access to Internet services and to corporate intranets. Our 2.5G network allows for greater spectrum efficiency, accommodating approximately 1.6 times more customers than the standard second generation CDMA network.

       In 2002, among other developments, we:

  activated 1xRTT in the southern and downtown areas and airports of the city of Rio de Janeiro, and in Vitória’s metropolitan area;

  subsequently broadened the network to include the neighborhoods of Barra and Recreio, with 36 ERBS activations;

  implemented 100% coverage in Rio de Janeiro’s subway system;

  migrated from 1,995 2Mbits/s leased systems to a transmission network of our own;

  implemented the backbone in Vitória;

  activated the Movistar customer payment balance control service;

  established the automatic roaming with Cingular (USA), Usacell (Mexico), Telecom Personal (Paraguay), Guatemala, El Salvador and Puerto Rico; and

  established a Short Message Service interconnection with Global Telecom, ATL, CRT Celular, Telemig Celular and Teleamazônia Celular.

       Telecommunication concessions or authorizations require companies to meet certain obligations for service quality and annual network expansion. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies.” We have already met all of our network expansion obligations required under our authorization.

Sources of Revenue

       We generate revenue from:

  usage charges, which include measured service charges for calls and other similar charges;

  network usage charges (or interconnection charges), which are amounts we charge other cellular and fixed-line service providers for use of our network;

  monthly subscription charges, which are not charged to our prepaid customers;

  sale of cellular handsets and accessories; and

  other charges, including charges for call forwarding, call waiting, short message service and call blocking, which are charged only when the customer’s plan does not include these services for free.

       Our rates are subject to approval by Anatel. See “—Regulation of the Brazilian Telecommunications Industry—Rate Regulation.”

       Customer Charges

       Since October 1994, cellular telecommunications service in Brazil has been offered on a “calling-party pays” basis, under which the customer pays only for calls that it originates. In addition, customers pay roaming charges on calls made or received outside their home registration area.

       Customer charges are calculated based on the customer’s calling plan, the location of the party called, the place from which the call originates and certain other factors, as described below. Our Region is divided into five areas, called registration areas, designated for payment purposes, comprised of the metropolitan area of Rio de Janeiro, two areas of upstate Rio de Janeiro and two areas in the state of Espírito Santo.

       Interconnection Charges

       We earn revenues from any call that originates from another cellular or fixed-line service provider network connecting one of our customers. We charge the service provider from whose network the call originates a network usage charge for every minute that our network is used in connection with the call. See “—Operating Agreements—Interconnection Agreements.” Our average interconnection charges for 2000, 2001 and 2002 were R$0.2367, R$0.2711 and R$0.2955 per minute net of value-added taxes, respectively. In February 2003, Anatel authorized the increase of our interconnection charge to R$0.3856, net of value-added taxes. The wireless telecommunication companies that were authorized to increase their interconnection charges were also ordered to give Telemar a 30% discount on certain tariffs for local calls during off peak hours.

       Bill and Keep

       Under the SMP system, usage of the network remuneration between SMP mobile operators will only be due if traffic carried in the same registration area between two networks, in a given direction, exceeds 55% of the total traffic exchanged between them. In this case, only those calls that have surpassed the 55% threshold will be subject to payment for network usage. This rule is valid until June 30, 2005. Thereafter, SMP operators will adopt full Bill and Keep, by which no remuneration will be due for network usage among SMP networks, regardless of the amount of carried traffic.

       Roaming Fees

       We receive revenue pursuant to roaming agreements with other cellular service providers. When a call is made from within our Region by a customer of another cellular service provider, that service provider pays us for the call at the applicable rate. Conversely, when one of our customers makes a cellular call outside our Region, we must pay the charges associated with that call to the cellular service provider in whose region the call originates. See “—Operating Agreements—Roaming Agreements.”

       Handset Sales

       We sell dual-mode (800MHz CDMA-1xRTT/AMPS and 800MHz CDMA/AMPS) and tri-mode (1900MHz CDMA and 800MHz CDMA/AMPS) cellular handsets and PCMCIA boards through our own stores and dealers. Our current suppliers are Samsung, Motorola, LG, Nokia, Qualcom, Maxon Epsilon, Gradiente, Sony Ericsson and GTran.

       We have provided a number of incentives to encourage our analog customers to switch to digital handsets by offering discounts on digital handsets and on monthly digital service fees so that our customers can take advantage of our services that require digital handsets. From time to time, we offer certain advantages or promotions to create incentives for customers to switch their existing handsets for more technologically advanced digital handsets.

       We also offer our individual contract customers the option of using their points to partially pay for the acquisition of new handsets or for a new line. See “—Our Services.”

Operating Agreements

       Interconnection Agreements

       The terms of our interconnection agreements include provisions with respect to the number of connection points and traffic signals. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies” and “—Interconnection.” At the beginning of our operations, we entered into interconnection agreements with Embratel Participações S.A., or Embratel, and the Predecessor Companies.

       In July 1998, we entered into an interconnection agreement with Algar Telecom Leste S.A., or ATL, one of our competitors, and in November 1999, with Vésper S.A., or Vésper, a WLL (Wireless Local Loop) company that provides fixed-line services. In 2000, we entered into new interconnection agreements with long distance carriers, Embratel and Intelig Telecomunicações Ltda., or Intelig.

       In January 2002, we entered into interconnection agreements with Telecomunicações de São Paulo S.A., or Telesp. In April 2002, we also entered into interconnection agreements with Nextel Telecomunicações Ltda., or Nextel, and our two new competitors TNL PCS S.A., or Oi Celular, and TIM Rio Norte S.A.

       In 2002, we entered into an interconnection agreement with our competitors for the supply of SMS to our customers and, through the Brazilian Roaming Committee, we entered into an interconnection agreement for remitting and receiving SMS to and from all operating companies in Brazil.

       Roaming Agreements

       We are a member of the Brazilian Roaming Committee, a group comprising 21 cellular telecommunications service providers operating in Brazil through either A Band or B Band. The Brazilian Roaming Committee was created to independently conduct the activities related to roaming services in Brazil and the international roaming agreements entered into by Brazilian companies with telecommunications service providers operating in the member countries of the Mercosur.

       Automatic roaming permits our customers to use their cellular handsets on the networks of other cellular service providers while traveling or “roaming” outside our Region. Conversely, we provide cellular telecommunications service to customers of other cellular service providers from outside our Region when those customers are within our Region.

       The Roaming Agreements require us and the other cellular service providers to provide service to roaming customers on the same basis as each member provides service to their own customers and to carry out a monthly reconciliation of roaming customer usage charges.

       We offer international roaming in Argentina, Uruguay, Chile and Peru. In the third quarter of 2000, we started providing international GSM (Global System for Mobile) services, through rental of GSM handsets, in most parts of Europe, Africa, Asia and Oceania. In the first half of 2002, we launched International Roaming in South Korea. Additionally, we offer our customers, through third-party partners, international cellular services in more than 1,000 cities within the United States, Mexico, Canada and Japan.

Taxes on Telecommunications Services and Handset Sales

       The cost of telecommunications services and handset sales to customers incorporates a variety of taxes, including:

  ICMS. The principal tax is the Imposto sobre Circulação de Mercadorias e Serviços, or ICMS. ICMS is a tax that the Brazilian states impose at varying rates on certain revenues from the sale of goods and services, including telecommunications services. The ICMS rates for domestic telecommunications in the States of Rio de Janeiro and Espírito Santo were 25% during 2002. Since January 2003, the ICMS rate for domestic telecommunications in the states of Rio de Janeiro increased to 30%. In 2002, the ICMS rate for handset sales were 17% in the state of Espírito Santo and 12% in the state of Rio de Janeiro.

  COFINS. The Contribuição Para Financiamento da Seguridade Social, or COFINS, is a social contribution tax on gross operating revenues. On November 27, 1998, the Brazilian federal government, through Law No. 9,718, increased the COFINS rate from 2% to 3%, allowing a set-off of up to one-third of the COFINS amount with the amount owed as a result of the Contribuição Social Sobre Lucro Líquido, or CSLL. On January 1, 2000, we began to include the COFINS tax in our bills at a rate of 3%.

  PIS. The Programa de Integração Social, or PIS, is another social contribution tax that is imposed on gross operating revenue at a rate of 0.65%. Law No. 9,718 also indirectly raised the PIS contribution tax owed by Telerj Celular and Telest Celular, leading our subsidiaries to challenge such increase judicially. See “Item 8A. Consolidated Statements and Other Financial Information—Legal Matters.” In October 2002, Law No. 10,637 was enacted, making such contribution noncumulative and increasing the rate to 1.65%, except in connection with telecommunication services, where the rate continues to be 0.65%.

  FUST. On August 17, 2000, the Brazilian federal government, through Law No. 9,998, created the Fundo de Universalização dos Serviços de Telecomunicações, or FUST, a social contribution tax applicable to all telecommunications services. The purpose of the FUST tax is to fund a portion of the costs incurred by telecommunication service providers to meet the universal service targets required by Anatel, in case these costs are not entirely recoverable through the provision of the telecommunications services. FUST is imposed at a rate of 1% of gross operating revenues exclusively from telecommunication services, net of ICMS, PIS and COFINS and its cost may not be passed on to customers. It became effective on January 1, 2001.

  FUNTTEL. On November 28, 2000, the Brazilian federal government, through Law No. 10,052, created the Fundo para Desenvolvimento Tecnológico das Telecomunicações, or FUNTTEL, a social contribution tax applicable to all telecommunications services. The purpose of the FUNTTEL tax is to promote the development of telecommunications technology in Brazil and to improve competition in the industry by:

    encouraging research and the development of new technologies;

    promoting the training of personnel;

    creating new employment opportunities; and

    allowing small- and medium-sized companies to access the lending market.

    FUNTTEL is imposed at a rate of 0.5% of gross operating revenues exclusively from telecommunication services, net of ICMS, PIS and COFINS, and its cost may not be passed on to customers. It became effective on March 1, 2001.

  FISTEL. On July 7, 1966, the Brazilian federal government, through Law No. 5,070, created the Fundo de Fiscalização das Telecomunicações, or FISTEL, a tax applicable to telecommunications transmission equipment. The purpose of FISTEL is to provide financial resources for the Brazilian federal government to control and inspect the industry.

    The FISTEL tax is comprised of two different fees:

    an installation and inspection fee that is assessed every time we activate a new cellular number, as well as every time an authorization certificate is issued with respect to new equipment in telecommunications stations; and

    an operation and inspection fee, assessed annually on the basis of the total number of cellular numbers in use and the total number of radio base stations installed at the end of the fiscal year, which is equal to 50% of the installation and inspection fee. Effective April 2001, the installation and inspection fee has been assessed based on the net activation of cellular numbers, i.e., the number of new cellular activations subtracted from the number of cancelled subscriptions, as well as on the basis of the net additions of radio base stations.

Billing and Collection

       In 2002, we improved our billing system by implementing revenue assurance processes throughout all of our operational cycles, including traffic recording, rating, billing and collections in an effort to maximize performance. We improved our practices in order to increase our level of service and to meet customers’expectations.

       Under our billing system, we have created more than 16 price plans and other services targeted at different customer profiles. We use six staggered billing cycles and eighteen different payment dates each month. The date of payment can be chosen by the customer when the contract is signed.

       Pursuant to Brazilian law, customers must receive a bill at least five days before its due date, and companies must allow customers at least 15 days from the due date before suspending outgoing service for nonpayment.

       Tele Sudeste has established a uniform policy for dealing with delinquent customer accounts. Any suspension of service may be done only after providing notice to the customer. If a customer’s payment is more than 15 days past due, outgoing service is suspended, and if payment is more than 40 days past due, both outgoing and incoming services are suspended until full payment for all outstanding charges is received. If a customer’s payment is more than 90 days past due, service is discontinued. In 2002, approximately 61% of our mobile bills were paid in full within the due date, 75% before the first reminder was sent, and 94% before the second reminder was sent.

       Tele Sudeste’s collection system has improved its background check proceedings designed for tracking customers who are delinquent in making payments, thereby improving our collection rate. In addition, we have employed eight outside collection agencies to recover payments from customers that are more than 95 days past due.

       We provision for customer accounts when amounts are determined to be uncollectible (90 days) and write off customer accounts for services provided that are over 180 days past due. We wrote off R$40.1 million for accounts related to telecommunication service charges more than 180 days past due in 2002.

       Our provisions for doubtful accounts (Provision for doubtful accounts including handsets/Gross operating revenue) were 3.43%, 3.29% and 4.06% of gross operating revenue in 2000, 2001 and 2002, respectively. See “Item 5A. Operating Results—Results of Operations for 2000, 2001 and 2002—Operating Expenses.”

       After each collection cycle, we and other telecommunications service providers settle the roaming and network usage fees outstanding balances. See “—Sources of Revenue—Roaming Fees” and “Item 5A. Operating Results—Results of Operations for 2000, 2001 and 2002—Operating Revenues.” For international calls made by our customers, we forward the gross amounts collected for such calls to the international long distance carrier and charge them a fee for the use of our cellular telecommunications network. Domestic long distance fees are reconciled and distributed to each Brazilian telecommunication operating company by a clearinghouse operated by Embratel.

Fraud Detection and Prevention

       We incur costs associated with the unauthorized use of our wireless networks, particularly our analog cellular networks. These costs include administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also affects interconnection costs, capacity costs, administrative costs and payments to other carriers for unbillable fraudulent roaming.

       The three most prevalent types of fraud are cloning fraud, subscription fraud and default fraud. Cloning fraud consists of duplicating the cellular signal of a bona fide customer, enabling the perpetrator of the fraud to make calls using the customer’s signal. We ultimately bear the costs of all fraudulent calls originating from our cell phone base. We have installed a fraud detection system that analyzes various aspects of customers’ usage in order to detect cloning fraud. In addition, the introduction of digital service is significantly reducing the incidence of cloning fraud. We do not consider cloning fraud a significant problem.

       Subscription fraud occurs when a person, typically using false or stolen documents, obtains cellular telecommunications service, and then incurs substantial charges that are billed to a customer who does not exist or who did not request the service.

       Default fraud is similar to subscription fraud, except that the customer does not make use of false documentation, but nonetheless fails to pay for services used.

       Historically, the majority of our fraud-related losses are related to the types of fraud listed above. In order to safeguard ourselves against these fraudulent activities, we review documentation provided by customers and conduct a credit check prior to initiating service. We use credit bureaus to enhance our reviews.

       We have implemented certain fraud-detection and fraud-prevention measures in an effort to reduce fraud-related losses, including the automatic review of call detail records in the states of Rio de Janeiro and Espírito Santo. These records are analyzed to identify abnormal calling patterns. When abnormal patterns are found, our fraud control staff contacts the customer and, if cloning has occurred, the customer’s number is changed or an exchange of handsets is made. Fraud prevention measures include restrictions on international calls from a given number, restrictions on international calls to certain high-risk destinations, automatic blocking of calls to certain high-risk destinations and restrictions on three-way calling by customers with international direct-dial access.

       We have installed, and are a part of, a nationwide fraud-detection system. This system aids in fraud detection in various ways, including identifying simultaneous usage by a single customer, call frequency and unusually high usage patterns. We are able to monitor usage by our customers even when they are located outside of our Region. In the states of Rio de Janeiro and Espírito Santo, the antifraud system became operational in early 1998.

Competition

       The Brazilian territory was initially divided by Anatel into eight separate cellular service regions, each known as A Band, and each serviced by one of the New Holding Companies operating in the cellular telecommunications business, created with the Breakup of Telebrás (see “—Our History and Development—Telebrás and the Privatization”).

       The New Holding Companies operate in the 800+ MHz frequency, according to concessions or authorizations granted and regulations issued by Anatel. We are one of these companies.

       B Band

       The General Telecommunications Law provided for the introduction of competition to telecommunications services in Brazil. The Brazilian federal government has granted 10 licenses to provide cellular telecommunications service within certain regions in Brazil, known as B Band. There is one B Band service provider operating in our Region, Algar Telecom Leste S.A., or ATL, which operates in the states of Rio de Janeiro and Espírito Santo. ATL is controlled by a consortium led by the Telecom Americas Ltd. (controlled by América Móvil S.A. de C.V.). ATL began providing cellular telecommunications services in our Region in the end of 1998. The rights and obligations under ATL’s license are substantially identical to our rights and obligations. Although ATL provides only TDMA digital service, its customers use dual-mode cellular handsets that can operate on an analog network.

       C Band

       We face no C Band competition in our Region.

       D and E Band

       In February 2001, Anatel held an auction for the D Band SMP authorizations.

       TNL PCS S.A., or Oi, a company organized under the laws of Brazil, and a subsidiary of Tele Norte Leste Participações S.A., or Telemar, successfully bid for the D Band SMP authorization covering the region in which Telemar offers public regime fixed-line telephone services. Oi’s region comprises 16 states in northeastern Brazil, including the states of Rio de Janeiro and Espírito Santo. Oi started its operating activities in June 2002 and provides SMP services through GSM/GPRS digital technology.

       The D band license for the mid-south region and the state of São Paulo was awarded to Telecom Italia Mobile, or TIM.

       On March 13, 2001, Anatel held an auction for the E Band SMP authorization. TIM was the only bidder in the E Band SMP auction, acquiring a license to provide SMP services in the region comprising 16 states in northeastern Brazil, in which Telemar operates as a fixed-line provider.

       TIM controls two A Band operators serving the states of Paraná and Santa Catarina and the Northeast region, and two B Band service providers, one operating in the state of Minas Gerais and the other in the states of Bahia and Sergipe, as well as the new licenses acquired in the SMP auctions, and therefore TIM offers wireless services nationwide. However, the beginning of its operations in the new areas was conditioned on the achievement of the 2003 operational targets by Brasil Telecom. Brasil Telecom is a fixed-line service provider in which Telecom Italia owned shares. In August 29, 2002, Telecom Italia decreased its shareholding in Solpart Participações, the indirect controlling company of Brasil Telecom. In accordance with the press release, Telecom Italia transferred 18.29% of its shares to other partners of Solpart, Timepart Participações and Techold Participações. Thus, Telecom Italia made official its resignation from the control of Brasil Telecom and uncharacterized the affiliation in the company’s controlling group. TIM began its operations in the new areas in September 2002.

       Through an auction held in October 2002, the remaining D Band and E Band SMP licenses were allocated to the remaining nine areas as follows: three licenses to the Telecom América Group, controlled by América Móvile, three licenses to Brasil Telecom in the regions where it already operated wireline telecommunications and three licenses to Vésper.

       The Telecom Américas Group, which already controls ATL, Tess (B Band operator in the inner region of the state of São Paulo), Telet (B Band operator in Rio Grande do Sul) and Americel (B Band operator in the region encompassing the states of Mato Grosso do Sul, Minas Gerais, Goiás, Tocantins, Rondônia and Acre), purchased the remaining D Band license in connection with the region of Paraná and Santa Catarina. It also purchased the E Band SMP license in the states of Bahia, Sergipe and the metropolitan region of São Paulo. These operators migrated to SMP service and, in March 2003, Telecom Américas Group communicated that it is acquiring BSE (B Band operator in the northeastern area).

       Brasil Telecom S.A., or Brasil Telecom, purchased the remaining E Band license in the region of Rio Grande do Sul and in the region encompassing the states of Acre, Goiás, Mato Grosso, Mato Grosso do Sul, Rondônia and Tocantins and the Federal District. It also purchased the E Band SMP service licenses in the states of Paraná and Santa Catarina. Brasil Telecom is controlled by Grupo Opportunity, which also has shareholding in Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A.

       Vésper purchased the remaining E Band license in the inner region of São Paulo. In the region of Minas Gerais, Vésper purchased the E Band SMP license, and it also purchased the E Band SMP license in the states of the northeastern region: Alagoas, Ceará, Paraíba, Pernambuco, Piauí and Rio Grande do Norte.

       Other Competition

       We also compete with wireline telecommunication service providers. Some existing and potential customers may shift to wireline service providers for a number of reasons, including price, if sufficient capital is invested in the wireline telecommunication industry in our Region to increase wireline availability and improve service. The main wireline service provider in our Region is Telemar.

       We also compete with certain other wireless telecommunications services, such as mobile radio (including digital trunking technology, offered by Nextel), paging and beeper services, which are used by some in our Region as a substitute for cellular telecommunications services. These competing wireless telecommunications services are generally less expensive than mobile telecommunications services. Satellite services, which provide nationwide coverage, are also available in Brazil. Although satellite services have the benefit of covering a much greater area than cellular telecommunications services, they are considerably more expensive than cellular telecommunications services and do not offer comparable coverage inside buildings. We do not plan to offer mobile satellite services (other than pursuant to a roaming arrangement with a satellite service provider).

Regulation of the Brazilian Telecommunications Industry

       General

       Our business, the services we provide and the prices we charge are subject to regulation under the General Telecommunications Law and various administrative enactments, which regulate the services provided by Brazilian telecommunications operators.

       Anatel is the agency that regulates telecommunications under the General Telecommunications Law and the July 2001 Regulamento da Agência Nacional de Telecomunicações, known as the Anatel Decree. Anatel is financially autonomous, and administratively independent of the federal government. Anatel maintains a close relationship with the Ministry of Communications. Any regulation proposed by Anatel is subject to a period of public comment, which may include public hearings. Anatel’s actions may be challenged in the Brazilian courts. On November 25, 1998, Anatel enacted Resolution 73 — Regulation of Telecommunication Services, which regulates in detail the new comprehensive framework for the provision of telecommunications services in Brazil established by the General Telecommunications Law.

       Concessions and Authorizations

       Before January 2000, Anatel had only authorized two mobile service providers in each of the 10 franchise areas under “A Band” and “B Band.” A Band and B Band mobile service providers were granted concessions pursuant to the Lei Mínima, or the Minimum Law. Each concession is a specific grant of authority to supply cellular telecommunications services, subject to certain requirements contained in the applicable list of obligations appended to each concession. If a mobile service provider wishes to offer any telecommunications service other than those authorized by its concession, it may apply to Anatel for an authorization to offer such other services.

       In accordance with the General Telecommunications Law, a concession relates to the provision of telecommunication services under the public regime, as determined by the public administration. A concession may only be granted upon a prior auction bidding process. As a result, regulatory provisions are included in the relevant concession agreements and the concessionaire is subject to public service principles of continuity, changeability and equal treatment of customers. Also, Anatel is empowered to direct and control the performance of the services, to apply penalties and to declare the expiration of the concession and the return of assets of the concessionaire to the government authority upon termination of the concession. Another distinctive feature is the right of the concessionaire under the concession agreement to be able to maintain certain economic and financial standards. The concession is granted for a fixed period of time and is generally renewable only once.

       An authorization is a permission granted by the public administration under the private regime, which may or may not be granted upon a prior auction bidding process, to the extent that the authorized party complies with the objective and subjective conditions deemed necessary for the rendering of the relevant type of telecommunication service in the private regime. The authorization is granted for an indeterminate period of time. Under the authorization, the government does not guarantee to the authorized company certain economic and financial standards, as was the case under the concessions.

       SMP Regulation

       In November 2000, Anatel adopted certain regulations for the issuance of new licenses, which are authorizations to provide wireless communication services through SMP, personal mobile service, to compete with the then existing cellular operators in the various regions of Brazil. These regulations divided Brazil into three main regions covering the same geographic areas as the concessions for the fixed-line telecommunication services. Anatel organized auctions for three new licenses for each of those regions. The new licenses provided that the new services would be operated in the 1,800 MHz radio frequency bands, and they were denominated C Band, D Band and E Band. These new licenses were auctioned by Anatel and awarded during the first quarter of 2001 and at the end of 2002.

       Under these new licenses:

  services are to be provided using the 1,800 MHz frequency;

  each operator may provide domestic and international long distance services in its licensed area;

  existing cellular service providers, as long as they do not have partnerships with fixed-line operators, as well as new entrants into the Brazilian telecommunications market can bid for C Band, D Band and E Band SMP licenses. However, fixed-line operators, their controlling shareholders and affiliated cellular providers can only bid for D Band and E Band SMP licenses;

  a cellular or SMP operator, or its respective controlling shareholders, may not have geographical overlap between licenses; and

  current A Band and B Band cellular service providers can apply for an extra frequency range.

       Pursuant to the SMP services regulation, each of the three main regions is divided into registration areas, or tariff areas.

       In order to transfer our services to SMP, we were required to comply with several technical and operational conditions, including, among others, the adoption of a carrier selection code for long distance calls originating from our network.

       Under the General Telecommunications Law, all mobile telecommunications service providers must provide interconnection upon the request of any other mobile or fixed-line telecommunications service provider. Until June 30, 2004, SMP service providers may opt to establish a price cap or freely negotiate their interconnection charges. Thereafter, the terms and conditions of the interconnection are freely negotiated between wireless and fixed-line operators, subject to a price cap and compliance with regulations established by Anatel relating to the traffic capacity and interconnection infrastructure that must be made available to requesting parties. If a service provider offers any party an interconnection tariff below the price cap, it must offer the same tariff to any other requesting party on a nondiscriminatory basis. If the parties cannot reach an agreement on the terms of interconnection, including with respect to the interconnection tariff, Anatel will act as the final arbiter. Because Anatel considers us to be affiliated with Telefónica, which already provides wireline long distance services in the state of São Paulo and was awarded a license to provide these services nationwide, Anatel will not award a wireline long distance license to us. Though we and other mobile operators have requested that Anatel revise the current SMP regime, there can be no assurance it will do so. Under the SMP regime, we will receive revenues from interconnection fees paid to us by wireline long distance operators due to long distance traffic originating and terminating on our network.

       The authorizations consist of two licenses — one to provide mobile telecommunications services, and another to use the frequency spectrum for a period of 15 years. The frequency license is renewable for another 15-year period upon the payment of an additional license fee.

       Benefit of the SMP System

       According to the General Telecommunications Law and Decree No. 2056/96, control of the concessionaire can only be transferred after five years from the date of the privatization in the case of A Band concessionaires or the commencement of services in the case of B Band concessionaires. On the other hand, under the SMP system, the authorization or control of the authorized party can be transferred through merger of the relevant cellular mobile service provider, whether it is providing services under the A Band or the B Band.

       Obligations of Telecommunications Companies

       As a telecommunications service provider, we are subject to regulations concerning quality of service and network expansion, as established in our authorizations and our original concession agreements.

       Any breach by the companies of telecommunications legislation or of any obligation set forth in their authorizations may result in a fine of up to R$50 million.

       Our authorizations impose obligations to meet such quality of service standards as: the system’s ability to make and receive calls, call failure rates, the network’s capacity to handle peak periods, failed interconnection of calls and customer complaints. Anatel published the method for collecting these quality service standards data on April 23, 2003 (Anatel Resolution No. 335/03).

       Interconnection

       Under the General Telecommunications Law, telecommunications service providers are classified as providers of either collective or restricted services. All cellular operators, including SMP service providers, are classified by Anatel as collective service providers. All providers of collective services are required to provide interconnection upon request to any other collective service provider. The terms and conditions of interconnection are freely negotiated between parties, subject to price caps and other rules established by Anatel. Providers must enter into interconnection agreements, regarding, among other things, tariffs, commercial conditions and technical issues, with all requesting parties on a nondiscriminatory basis. If the parties cannot agree upon the terms and conditions of interconnection, Anatel may determine terms and conditions by arbitration.

       Interconnection agreements must be approved by Anatel and may be rejected if they are contrary to the principles of free competition and the applicable regulations.

       Rate Regulation

       Our authorizations continue to provide for a price-cap mechanism to set and adjust rates on an annual basis. The cap is a maximum weighted average price for a package of services. The package consists of the services in our Basic Plan, including activation fees, monthly subscription fees, and certain roaming charges, which are charged for the use of mobile services under the SMP regime. The price cap is revised annually to reflect the rate of inflation as measured by the IGP-DI. However, mobile operators are able to freely set the rates for alternative service plans.

       The initial price cap agreed to by Anatel and us in our authorizations had been based on the previously existing or bidding prices, and was adjusted annually on the basis of a formula contained in our authorizations. The price cap has been revised to reflect the rate of inflation as measured by the IGP-DI. The weighted average price for the entire package of services may not exceed the price cap, but the price for individual services within the package may be increased.

       Other telecommunications companies that interconnect with and use our network must pay certain fees, primarily an interconnection fee. The interconnection fee is a flat fee charged per minute of use. The interconnection fee charged by us and other A and B Band service providers is still subject to a price cap stipulated by Anatel. The price cap for the interconnection fee varies from company to company, on the basis of the underlying cost characteristics of each company’s network. B Band service providers are subject to price caps established during the auction process for their licenses.

       Internet and Related Services in Brazil

       In Brazil, Internet service providers, or ISPs, are deemed to be suppliers of value-added services and not telecommunications service providers. Anatel’s Resolution 190 requires cable operators to act as carriers of third-party Internet service providers. The Brazilian House of Representatives is considering a law that would penalize Internet service providers for knowingly providing services that allow illegal goods or services to be sold on the Internet, and would impose confidentiality requirements on Internet service providers regarding nonpublic information transmitted or stored on their networks.

C. Organizational Structure

       As of December 31, 2002, our voting shares were indirectly controlled by two major shareholders: PT Móveis and Telefónica Móviles, through Brasilcel N.V., with 80.5% of our voting stock, 85.4% of our preferred shares and 83.6% of our total capital stock.

       For a more detailed description of our ownership structure and the joint venture between PT Móveis and Telefónica Móviles, see “—Our History and Development.”

D. Property, Plant and Equipment

       Our principal physical property consists of transmission equipment, switching equipment and base stations. All switches, cell sites, administrative buildings, warehouse, administrative facilities and stores are insured against damages for policy operation Risks.

       At December 31, 2002, we had 20 cellular switches and other equipments installed in four owned spaces and eight shared places. We lease almost all of the sites where our cellular telecommunications network equipment is installed. Our 1,844 permanent base stations were installed in 1,430 cell sites, and the average term of these leases is five years. In addition, we have our own administrative buildings (approximately 11,561 square meters), warehouse space (approximately 3,224 square meters) and one store and also lease administrative facilities (approximately 15,059 square meters), warehouse space (approximately 6,380 square meters) and 41 retail stores throughout our region.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

       You should read the following discussion in conjunction with our consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report, and in conjunction with the financial information included under “Item 3A. Selected Financial Data.”

Critical Accounting Policies

       The significant accounting policies that we believe are critical to aid in fully understanding and evaluating our reported financial position and results of operations reported under Brazilian GAAP are described in Note 3 to our consolidated financial statements. A description of the differences in accounting policies between Brazilian GAAP and U.S. GAAP is included in Note 31 to our consolidated financial statements. The accounting policies require us to make estimates, judgments and assumptions that we believe are reasonable based upon the information available. The most important estimates include: (i) the valuation and useful lives of our permanent assets, including equipment, concession/authorization/license intangible assets, and goodwill on our investments; (ii) the allowance for doubtful accounts; (iii) realization of deferred tax assets; (iv) reserve for loss contingencies; and (v) the fair value of our financial instruments, including derivatives, as further explained below. While our revenue recognition policy does not require the exercise of significant judgment or the use of estimates, we believe that our policy is significant as revenue is a key component of our results of operations.

  Revenue Recognition: While our revenue recognition policy does not require the exercise of significant judgment or the use of significant estimates, we believe that our policy is significant as revenue is a key component of our results of operations.

  Depreciation on property, plant and equipment is calculated using the straight-line method; rates adopted are based on estimated useful lives of the underlying assets, which consider historical information available to us, as well as known industry trends. The sensitivity of an impact in changes in the useful lives of property, plant and equipment was assessed by applying a hypothetical decrease of 10% to the useful lives of switching and transmission equipment existing at December 31, 2002. This hypothetical decrease would result in an incremental increase in the annual depreciation expense of R$87.3 million in the year of the change.

  Realization of the deferred tax assets is dependent on our ability to generate approximately R$394.0 million of future taxable income. Management believes that it is more likely than not that the assets will be realized, based on forecasted income. However, there can be no assurance that we will meet our expectations of future income. Management frequently evaluates the likelihood of realizing the deferred tax assets and assesses the need for valuation allowances. A future increase in our estimate of the valuation allowance will result in a reduction in net income in the period that the increase in the valuation allowance is recorded.

  We are subject to proceedings, lawsuits and other claims related to tax, labor and civil matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue, based on legal counsel advice. The required reserves may change in the future due to new developments in each matter or changes in approach, such as a change regarding settlement strategy in dealing with these matters. Future changes in the recorded reserve amounts will impact our results of operations in the period that such changes are recorded.

  With respect to financial instruments, we must make assumptions as to future foreign currency exchange and interest rates. For a discussion of the possible impact of fluctuations in the foreign currency exchange and interest rates on our principal financial instruments and positions, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

  Accrual for rewards program is recorded on an accrual basis and, estimated based on the points earned by the customers and the cost of the cellular phones that will be rewarded.

       We do not have any off-balance sheet financing. We have no majority-owned subsidiaries that are not included in our consolidated financial statements, nor do we have any interests in, or relationships with, any special purpose entities that are not reflected in our consolidated financial statements.

Effects of Changes in Presentation of the Selected Financial Data and the Consolidated Financial Statements in 2000, 2001 and 2002

       Brazilian GAAP requires companies to cease to recognize inflationary effects in their financial statements (including financial statements prepared using the constant currency method) from January 1, 2001. Accordingly, in order to comply with the requirements of accounting principles in Brazilian GAAP, the accompanying financial statements for 1999 and 2000 have been fully indexed through December 31, 2000 while information after December 31, 2000 has not been so indexed. The disclosure of inflationary effects subsequent to December 31, 2000 is mandatory under Brazilian GAAP only in cases where the accumulated inflation rate measured by IGP-M, the general price index published by the Fundação Getúlio Vargas, a Brazilian economic research organization, reaches 100% or more in the most recent three years. Inflation in Brazil did not reach this threshold in 2001 or 2002.

U.S. GAAP Reconciliation

       We prepare our consolidated financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. The differences are described in Note 31 to our consolidated financial statements. Under U.S. GAAP, we experienced net income (loss) for 2002, 2001 and 2000 of R$(42.5) million, R$85.5 million and R$115.1 million, respectively, compared to net income of R$74.4 million, R$94.5 million and R$92.4 million, respectively, under Brazilian GAAP. Shareholders’ equity at December 31, 2002 and 2001 was R$2,001.6 million and R$2,134.6 million, respectively, under U.S. GAAP, compared to R$1,899.0 million and R$1,911.5 million, respectively, under Brazilian GAAP. The differences between Brazilian GAAP and U.S. GAAP that had the most significant effects on net income (loss) and shareholders’ equity were accounting for the capitalization of interest costs, accounting for the acquisition of minority interests in 2000 and accounting for derivative instruments.

New U.S. GAAP Accounting Pronouncements

       SFAS No. 141 — “Business Combinations”

       In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (SFAS No. 141), “Business Combinations.” SFAS No. 141 addresses financial accounting and reporting for business combinations and supersedes Accounting Principles Board, or APB Opinion No. 16 (APB No. 16), “Business Combinations” and FASB Statement No. 38, “Accounting for Preacquisition Contingencies of Purchased Enterprises.” All business combinations within the scope of SFAS No. 141 are to be accounted for using the purchase method. In addition, SFAS No. 141 requires that intangible assets be recognized as assets apart from goodwill if they meet two criteria: the contractual-legal criterion or the separability criterion. To assist in identifying acquired intangible assets, SFAS No. 141 also provides a list of intangible assets that meet either one of these criteria. In addition to the disclosure requirements prescribed in APB No. 16, SFAS No. 141 requires disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by a major caption on the balance sheet. SFAS No. 141 also requires that when the amounts of goodwill and intangible assets acquired are significant to the purchase price paid, disclosure of other information about those assets is required, such as the amount of goodwill by reportable segment and the amount of the purchase price assigned to each major intangible asset class. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. SFAS No. 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of SFAS No. 141 on January 1, 2002, did not have any impact on our financial position, cash flows or results of operations.

       SFAS No. 142 — “Goodwill and Other Intangible Assets”

       In June 2001, FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, Intangible Assets. SFAS No. 142 also amends SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of,” to exclude from its scope goodwill and intangible assets that are not amortized. SFAS No. 142 addresses the manner in which intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses the way that goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provision of SFAS No. 142 is required to be applied in fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not been issued. An exception to the SFAS No. 142 application date is for goodwill and intangible assets acquired after June 30, 2001, which will be immediately subject to the non-amortization and amortization provisions of this statement. The adoption of SFAS No. 142 on January 1, 2002 did not have any impact on our financial position, cash flows or results of operations.

       SFAS No. 143 — “Accounting for Asset Retirement Obligations”

       In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations,” (SFAS No. 143). SFAS No. 143 basically requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Under SFAS No. 143, the liability for an asset retirement obligation is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. In addition, disclosure requirements contained in SFAS No. 143 will provide more information about asset retirement obligations. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. Based on an initial assessment of the provisions and requirements of SFAS No. 143, our management believes that the implementation of this statement will not result in any impact on our financial position, cash flows or results of operations.

       SFAS No. 144 — “Accounting for the Impairment or Disposal of Long-Lived Assets”

       In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (SFAS No. 144) which supersedes Statement of Financial Accounting Standards No. 121 (SFAS No. 121), “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of” but retains SFAS No. 121’s fundamental provisions for (a) recognition/measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30 (APB No. 30),”Reporting the Results of Operations” for segments of a business to be disposed of but retains APB No. 30’s requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as “held for sale.” SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those years. The adoption of SFAS No. 144 on January 1, 2002, did not have any impact on our financial position, cash flows or results of operations.

       SFAS No. 145 — “Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002 of SFAS 145”

       In April 2002, the FASB issued Statements of Accounting Standards No. 145, “Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections as of “April 2002” (“SFAS No. 145”). SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers,” and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in ABP No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” In addition, SFAS No. 145 amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. We are currently evaluating the impact that the adoption of SFAS No. 145 will have on our results of operations, cash flows and financial position, but do not believe that the impact will be material.

       SFAS No. 146 — “Accounting for Costs Associated with Exit or Disposal Activities”

       In June 2002, the FASB issued Statement of Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS No. 146). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)” (EITF 94-3). SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in EITF No. 94-3. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost as defined in EITF No. 94-3 was recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 also states that an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. In addition, SFAS No. 146 establishes that fair value is the objective for initial measurement of the liability. The requirements of SFAS No. 146 apply prospectively to activities initiated after December 31, 2002, and, as such, we cannot reasonably estimate the impact that the adoption of these new rules will have until and unless they affect relevant activities in future periods.

       FIN No. 45 — “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”

       In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN No. 45”). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. Based on an initial assessment of the provisions and requirements of FIN No. 45, our management believes that the implementation of this statement will not result in any impact on our financial position, cash flows or results of operations.

       EITF 00-21 Revenue Arrangements with Multiple Deliverables

       At the September and October 2002 meetings of the Emerging Issues Task Force (EITF), the Task Force reached a tentative conclusion on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” which outlines an approach to be used to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. Specifically, in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if: (1) the delivered item(s) has value to the customer on a stand-alone basis, (2) there is objective and reliable evidence of the fair value of the undelivered item(s) and (3) the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

       The arrangement consideration allocable to a delivered item(s) that does not qualify as a separate unit of accounting within the arrangement should be combined with the amount allocable to the other applicable undelivered item(s) within the arrangement. The appropriate recognition of revenue should then be determined for those combined deliverables as a single unit of accounting.

       The guidance in EITF 00-21 is effective prospectively for revenue arrangements entered into for the fiscal years beginning after December 15, 2002. In the alternative, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with APB Opinion No. 20, “Accounting Changes.” We are currently evaluating the impact of EITF 00-21 on our financial statements, specifically our treatment of revenue from handset sales under U.S. GAAP. We currently cannot reasonably estimate the impact that the adoption of the new rule would have on us.

A. Operating Results

Results of Operations for 2000, 2001 and 2002

       The following table sets forth certain components of our income, as well as the percentage change of each year from the prior year, for the years ended December 31, 2000, 2001, and 2002.

       Statement of Income

	Year ended December 31,			Percentage Change
	2000 (1)	2001(2)	2002(2)	2000-2001	2001-2002
	(in thousands of reais)
Net operating revenue	1,561,474	1,703,299	1,847,631	9.1%	8.5%
Cost of services and goods	(920,485)	(963,211)	(1,110,522)	4.6	15.3
Gross profit	640,989	740,088	737,109	15.5	(0.4)
Operating expenses:
Selling	(248,890)	(287,181)	(360,216)	15.4	25.4
General and administrative	(217,120)	(269,019)	(242,666)	23.9	(9.8)
Other operating expense, net	5,544	17,185	(10,037)	210.0	(158.4)
Total	(460,466)	(539,015)	(612,919)	17.1	13.7
Operating income (loss) before interest	180,523	201,073	124,190	11.4	38.2
Financial expense, net	(35,602)	(83,222)	(12,717)	133.8	84.7
Operating income (loss)	144,921	117,851	111,473	(18.7)	5.4
Net non-operating income (expense)	(3,215)	(1,196)	(1,276)	(62.8)	6.7
Income (loss) before minority interests and taxes	141,706	116,655	110,197	(17.7)	(5.5)
Income and social contribution taxes benefit (expense)	(36,778)	(22,158)	(35,819)	(39.8)	61.7
Minority interests	(12,529)	—	—	—	—
Net income	92,399	94,497	74,378	2.3%	(21.3%)
_____________________
(1)	Information is presented in constant reais of December 31, 2000.
(2)	Information is presented according to historical amounts.

       Operating Revenues

       Our operating revenues are mainly derived from:

  customer usage charges, which include charges for incoming and outgoing calls, roaming and other similar charges;

  network usage charges, which are amounts we charge other cellular and fixed-line service providers for use of our network;

  monthly subscription charges, which we charge exclusively to our contract plan customers;

  sale of cellular handsets; and

  other service charges, including charges for call forwarding, call waiting, call blocking and SMS, which are charged only when the customer’s plan does not include these services for free.

       The following table sets forth certain components of our operating revenues, as well as the percentage change of each year from the prior year, for the years ended December 31, 2000, 2001 and 2002.

	Year ended December 31,			Percentage change
	2000 (1)	2001(2)	2002(2)	2000-2001	2001-2002
	(in thousands of reais)			(in percentages)
Gross operating revenue:
Monthly subscription charges	424,696	367,211	281,613	(13.5)%	(23.3)%
Usage charges	685,409	742,373	874,651	8.3	17.8
Charges for use outside the concession area	22,904	25,267	23,950	10.3	(5.2)
Additional charges per call	48,810	53,423	43,146	9.5	(19.2)
Network usage charges	551,538	702,050	795,097	27.3	13.2
Goods sold (cellular handsets and accessories)	289,116	283,244	348,635	(2.0)	23.1
Other	10,001	13,070	15,579	30.7	19.2
Total gross operating revenue	2,032,474	2,186,638	2,382,641	7.6	9.0
Value-added and other indirect taxes	(471,000)	(483,339)	(535,010)	2.6	10.7
Net operating revenue	1,561,474	1,703,299	1,847,631	9.1%	8.5%
_____________________
(1)	Information is presented in constant reais of December 31, 2000.
(2)	Information is presented according to historical amounts.

       Net operating revenue increased 8.5% to R$1,847.6 million in 2002 from R$1,703.3 million in 2001, which in turn represented a 9.1% increase from R$1,561.5 million in 2000. The increase in net operating revenues in 2002 was principally due to:

  an increase in revenues due to an increase in tariffs charged to our customers and in interconnection charges; and

  an increase of 14.1% in our customer base which resulted in an increase in usage charges.

       The increase in net operating revenues in 2001 was principally due to:

  an increase in revenues due to an increase tariffs charged to our customers; and

  an increase of 21.0% in our customer base.

       The increases in 2002 and 2001 were partially offset by lower average monthly revenues per customer.

       The average number of customers, calculated as the number of customers at the beginning of the year plus the number of customers at the end of the year, divided by two, increased 17.2% to 3,241,541 customers in 2002 from 2,765,812 customers in 2001, representing in turn a 27.0% increase from 2,177,582 customers in 2000. Average monthly net revenues from services per user decreased principally as a result of:

  an increase in the percentage of prepaid customers in relation to total customers as a result of new customers acquired and customers switching from contract plans to prepaid plans; and

  the introduction of new service plans directed at users with lower monthly subscription charges.

       Usage charges. Usage charges increased 17.8% to R$874.7 million in 2002, from R$742.4 million in 2001, which in turn represented an 8.3% increase from R$685.4 million in 2000.

       The increase in revenues from customer usage charges in 2002, compared to 2001, and in 2001, compared to 2000, resulted principally from higher usage of our services due to the increase in our customer base.

       Network usage charges. Revenues from network usage charges consist principally of fees paid to us for the use of our network in order to complete calls originated outside our network. Our revenues from network usage charges increased 13.2% to R$795.1 million in 2002, from R$702.1 million in 2001, which in turn represented a 27.3% increase from R$551.5 million in 2000.

       The increase in network usage revenues in 2002 reflected the increase in our average interconnection charges, which were higher due to rate increases, partially offset by a reduction in the incoming calling traffic, despite the increase in our customer base of prepaid customers. The increase in network usage revenues in 2001 also resulted from the increase in our average interconnection charges, which were higher due to rate increases, as well as the growth in the volume of calls to our customers which originated outside our network, principally calls from fixed-line telephones in the region. The volume of calls to our customers resulted from the increase in our customer base of prepaid customers, who tend to have greater incoming traffic.

       Monthly subscription charges. Revenues from monthly subscription charges decreased 23.3% to R$281.6 million in 2002, from R$367.2 million in 2001, which in turn represented a 13.5% decrease from R$424.7 million in 2000. The decrease in 2002 and 2001 resulted mainly from contract plan customers switching to service plans with lower monthly subscription fees, which was partially offset by the increase of the monthly subscription fees charged to the contract plan customers.

       Goods sold (cellular handsets and accessories). Revenues from goods sold (cellular handsets) increased 23.1% to R$348.6 million in 2002, from R$283.2 million in 2001, which in turn represented a 2.0% decrease from R$289.1 million in 2000. In 1999, we began to subsidize the price of new handsets as a broad-based marketing strategy aimed at increasing our customer base. Revenues from handset sales are reported before commissions and promotional discounts, and include value-added taxes. In general, the purpose of handset sales is to encourage growth in customers and traffic, as opposed to generating profits on the sales, and we therefore subsidize varying portions of the costs of handsets. Although profit margins vary from one handset model to another and from time to time, on average profit margins are negative after taxes and discounts. In 2000, 2001 and 2002, the subsidy resulted in a gross loss (calculated as the difference from operating revenues from sales minus the cost of goods sold) of approximately R$47.8 million, R$42.7 million and R$32.7 million on handsets sales in 2000, 2001 and 2002, respectively.

       Revenues from handsets increased in 2002 as a result of the increase in handset sale prices, with the purpose of minimizing the impact of the increase in costs of handsets sold, as well as the increase in the quantity of medium and high-level handsets sold in comparison with the previous year.

       Other. Revenues from other services increased 19.2% in 2002, to R$15.6 million, compared to R$13.1 million in 2001, which in turn represented a 30.7% increase from R$10.0 million in 2000. The increase in revenues from other services in 2002 and 2001, compared to 2001 and 2000, respectively, were due primarily to increases in the use of the SMS services and voicemail.

       Cost of Services and Goods

       Cost of services and goods increased 15.3% to R$1,110.5 million in 2002, from R$963.2 million in 2001, which in turn represented a 4.6% increase from R$920.5 million in 2000.

       The increase in 2002 was principally due to:

  an increase in the cost of products sold, principally due to an increase in the cost of handsets due to the devaluation of the real and to the change in the mix of handsets sold, with an increase in the number of more sophisticated handsets sold;

  an increase in depreciation expense due to the expansion of our network and supporting systems during the period; and

  an increase in network usage charges, as a result of the increase in the interconnection charges paid to other cellular service and fixed-line providers.

       The increase in 2001 was principally due to:

  an increase in depreciation expense due to the expansion of our network during the period, including investment in radio base stations and equipment; and

  increase in network usage charges, as a result of the increase in the interconnection charges paid to other cellular service and fixed-line providers.

       The increase in 2001 was partially offset by the decrease in the cost of the products sold as a result of the reduction of the unit cost of handsets sold.

       The gross profit margin (gross profit as a percentage of net revenues) was 39.9% in 2002, compared to 43.5% in 2001, and 41.1% in 2000.

       The following table sets forth certain components of our cost of services, as well as the percentage change of each year from the prior year, for the years ended December 31, 2000, 2001 and 2002.

	Year ended December 31,			Percentage change
	2000 (1)	2001(2)	2002(2)	2000-2001	2001-2002
	(in thousands of reais)
Cost of services and goods:
Depreciation and amortization	(276,391)	(321,389)	(407,908)	16.3%	26.9%
Inventory (cellular handsets and accessories)	(336,950)	(289,154)	(334,853)	(14.2)	15.8
Network usage charges	(115,849)	(125,685)	(130,846)	8.5	4.1
Charges for leased lines	(63,701)	(76,051)	(84,332)	19.4	10.9
Materials and third -party services	(34,752)	(34,301)	(36,602)	(1.3)	6.7
Fistel tax and other	(54,106)	(63,373)	(60,624)	17.1	(4.3)
Rentals and insurances	(27,773)	(39,909)	(40,493)	43.7	1.5
Personnel	(8,900)	(13,283)	(14,713)	49.2	10.8
Other supplies	(2,063)	(66)	(151)	(96.8)	128.8
Total	(920,485)	(963,211)	(1,110,522)	4.6%	15.3%
_____________________
(1)	Information is presented in constant reais of December 31, 2000.
(2)	Information is presented according to historical amounts.

       Depreciation and amortization. Depreciation and amortization expenses increased 26.9% to R$407.9 million in 2002, from R$321.4 million in 2001, which in turn represented a 16.3% increase from R$276.4 million in 2000.

       The increases in 2002 and 2001, compared to 2001 and 2000, were due primarily to the expansion of our network, resulting in an increase in depreciable assets.

       Inventory (cellular handsets and accessories). The cost of handsets sold increased 15.8% to R$334.9 million in 2002, from R$289.2 million in 2001, which in turn represented a 14.2% decrease from R$337.0 million in 2000.

       The increase in the cost of handsets sold in 2002, compared to 2001, was principally due to an increase in the cost of handsets due to the devaluation of the real and to the change in the mix of handsets sold, with an increase in the number of more sophisticated handsets sold.

       The decrease in the costs of handsets sold in 2001, in comparison to 2000, results from the decrease in the cost of handsets, as well as a lower quantity of handsets sold.

       Network usage charges. Expenses from network usage charges include fees we paid to other telecommunications service providers for the use of their network to complete local, long distance and international calls originating in our network. Usage charges increased 4.1% to R$130.9 million in 2002, from R$125.7 million in 2001, which in turn represented a 8.5% increase from R$115.8 million in 2000.

       The increase of our network usage charges in 2002 and 2001, compared to 2001 and 2000, respectively, resulted principally from:

  an increase in the interconnection rates; and

  an increase in the number of minutes of outgoing calls from our network, as a result of an increase in the number of calls originated by users of our plans.

       Charges for leased lines. Charges for leased lines increased 10.9% to R$84.3 million in 2002, from R$76.0 million in 2001, which in turn represented a 19.4% increase from R$63.7 million in 2000.

       The increase of charges for leased lines in 2002, compared to 2001, resulted principally from the increase in the number of circuits between our base stations and switching centers and by the increase in rates we were charged for use of such circuits.

       The increase of charges for leased lines in 2001, compared to 2000, resulted principally from the increase in rates we were charged for use of circuits between our base stations and switching centers. The increase in the rates for use of circuits between our base stations and switching centers mainly resulted from negotiations with the public service fixed-line telecommunication service provider operating in our Region. The rate increase in 2001, compared to 2000, was partially offset by the increase in the number of circuits between our base stations and switching centers.

       FISTEL tax. We recorded R$60.6 million, R$63.4 million and $54.1 million in payments of FISTEL tax in 2002, 2001 and 2000, respectively. The decrease in 2002 was principally due to the reduction in the amount of FISTEL tax due to the change in the assessment of this tax. The increase in 2001 was principally due to the expansion of our customer base, partially offset by the reduction of the FISTEL tax as a result of a change in the basis for the assessment of this tax. Before 2001, the FISTEL tax was based on the total number of subscriptions over the year, regardless of the number of deactivations. In 2001, the assessment was based on the net number of customers, resulting in a smaller taxable amount.

       Rentals and insurances. Rental and insurances include equipment rental, insurance and other costs of providing our services and selling handsets. Rentals and insurances increased 1.5% to R$40.5 million in 2002, from R$39.9 million in 2001, which in turn represented a 43.7% increase from R$27.8 million in 2000.

       The increase over the three-year period was due primarily to the expansion of our network, which led to the increase in the number of sites we rented in connection with the increase in the number of our radio base stations.

       Materials and services. Materials and services include costs of materials purchased from, and services rendered by, third-parties and other telecommunications service providers, such as network maintenance services. Cost of materials and services increased 6.7% to R$36.6 million in 2002, from R$34.3 million in 2001, which in turn represented a 1.3% decrease from R$34.8 million in 2000.

       The increase in 2002, compared to 2001, was due primarily to the increase average costs of third-party materials and services due to the significant increase of our network in 2001.

       The decrease in 2001, compared to 2000, was due primarily to costs we incurred in connection with the expansion of our network, partially offset by a decrease in the costs of third-party materials and services.

       Personnel. Personnel expenses increased 10.8% to R$14.7 million in 2002, from R$13.3 million in 2001, which in turn reflected a 49.2% increase from R$8.9 million in 2000.

       The personnel cost increase in 2002, compared to 2001, principally derived from the increase in the number of employees we hired to service our expanding network and customer base. The increase in 2001, compared to 2000, was due primarily to the implementation of a new compensation policy, for the retention of our employees.

       Operating and Other Expenses

       The following table sets forth certain components of our operating expenses, as well as the percentage change of each component from the prior year, for each of the years in the three-year period ended December 31, 2002.

	Year ended December 31,			Percentage change
	2000 (1)	2001(2)	2002(2)	2000-2001	2001-2002
	(in thousands of reais)
Operating expenses:
Selling	(248,890)	(287,181)	(360,216)	15.4%	25.4%
General and administrative	(217,120)	(269,019)	(242,666)	23.9	(9.8)
Other net operating income (expense)	5,544	17,185	(10,037)	210.0	(158.4)
Total	(460,466)	(539,015)	(612,919)	17.1	13.7
Net financial expense	(35,602)	(83,222)	(12,717)	133.8	(84.7)
Net non-operating income (expense)	(3,215)	(1,196)	(1,276)	(62.8)	6.7
Income and social contribution taxes	(36,778)	(22,158)	(35,819)	(39.8)	61.7
Minority interests	(12,529)	—	—	—	—
Net income	92,399	94,497	74,378	2.3%	(21.3)%
_____________________
(1)	Information is presented in reais constant as of December 31, 2000.
(2)	Information is presented according to historical amounts.

       Operating Expenses

       Operating expenses increased 13.7% to R$612.9 million in 2002, from R$539.0 million in 2001, which in turn represented a 17.1% increase from R$460.5 million in 2000.

       Selling expenses. Selling expenses increased 25.4% to R$360.2 million in 2002, from R$287.2 million in 2001, which in turn represented a 15.4% increase from R$248.9 million in 2000.

       The increase in 2002, compared to 2001, was due principally to an increase in our expenses for personnel (call center) and third-party services, due to an increase in the dealers’ commissions, by 42.7% and 20.6%, respectively.

       The increase in 2001, compared to 2000, was due principally to:

  an increase in expenses associated with third-party services, principally advertising and marketing services, and commissions paid to our authorized dealers; and

  an increase in the allowance for doubtful accounts, as a result of an increase in the amount of receivables outstanding during 2001.

       Provisions for the allowance for doubtful accounts and network usage charges, included in our selling expenses, increased 34.8% to R$96.8 million in 2002, from R$71.8 million in 2001, which in turn represented a 2.9% increase from R$69.8 million in 2000. The increase in the allowance for doubtful accounts in 2002 and 2001, compared to 2001 and 2000, respectively, was due primarily to the increase in the total amount of our past due accounts in each year due to an increase in interconnection charges of other operators. Tariff increases of the network usage charges of the other operators (TU-M) and a larger customer base increased the number of outgoing calls.

       General and administrative expenses. General and administrative expenses decreased 9.8% to R$242.7 million in 2002, from R$269.2 million in 2001, which in turn represented a 23.9% increase from R$217.1 million in 2000.

       The decrease in 2002, compared to 2001, resulted mainly from a decrease in personnel expenses by 33.8% to R$38.7 million in 2002, from R$58.5 million in 2001, mainly as a result of the hiring of new employees.

       The increase in 2001, compared to 2000, was principally a result of:

  an increase in outsourced services expenses by 13.4% to R$121.5 million in 2001, from R$107.1 million in 2000, mainly in connection with the enhancement of our information systems; and

  an increase in personnel expenses by 27.1% to R$58.5 million in 2001, from R$46.0 million in 2000, as a result of compensation adjustments to match market levels.

       Other net operating income (expense). We had other net operating expense of R$10.0 million in 2002, as compared to net operating income of R$17.2 million in 2001, and net operating income R$5.5 million in 2000.

       The decrease in other net operating income 2002, compared to 2001, resulted mainly from the increase in provisions for contingencies. See “Item 8A. Consolidated Statements and Other Financial Information—Legal Matters.”

       Other net operating income in 2001, compared to other net operating income in 2000, reflects the restatement of the net operating income for monetary correction in 2000.

       Other Expenses

       Net Financial Expense. Net financial expense reflects, among others, the net effect of interest income and expense, and net effect of exchange rate fluctuation affecting our loans, financings and derivative operations. See Note 8 to our consolidated financial statements.

       Our net financial expense decreased 84.7% to R$12.7 million in 2002, from R$83.2 million in 2001, which in turn represented a 133.8% increase from R$35.6 million in 2000.

       The decrease in net interest expense in 2002, compared to 2001, resulted principally from a decrease in our net financial debts, which was partially offset by an increase in gains associated with derivative transactions. We had an increase of R$221.0 million in gains from derivative transactions in 2002, compared to R$76.8 million in 2001.

       The increase in our net financial expense in 2001, compared to 2000, resulted principally from an increase in our currency exchange variation.

       In addition, we had gains associated with derivative transactions in 2001, compared to 2000. We recognized gains from derivative transactions in the amount of R$76.8 million in 2001, compared to our gains associated with derivative transactions in the amount of R$14.0 million in 2000.

       Income and Social Contribution Taxes. We incurred income and social contribution taxes in the amount of R$35.8 million in 2002, a 61.6% increase from R$22.2 million in 2001, compared to an income tax liability in the amount of R$36.8 million in 2000.

       The effective income tax rate before minority interests was approximately 32.5%, in 2002 and 19.0% in 2001. The different amounts we paid as income and social contribution taxes reflect changes in Brazilian tax laws during the years ended December 31, 2002 and 2001. In addition, during such period, we distributed to our shareholders different amounts as interest on shareholders’ equity, which was deducted from our taxable income. See Note 10 to our consolidated financial statements.

       Minority Interests. Minority interests reflect the participation of our subsidiaries’ minority shareholders in the net income or loss, as the case may be, of our subsidiaries. We recorded minority interests in our net loss of R$12.6 million in 2000, reflecting the interest of minority shareholders in the net income of our subsidiaries until October 2000. On November 1, 2000, these minority shareholders acquired shares of Tele Sudeste capital stock in exchange for shares of Telerj Celular and Telest Celular, which as of that date became wholly owned subsidiaries of Tele Sudeste.

       Net income

       Net Income. As a result of the foregoing, net income decreased 21.3% to R$74.4 million in 2002, from R$94.5 million in 2001, which in turn represented a 2.3% increase from R$92.4 million in 2000.

B. Liquidity and Capital Resources

Sources of Funds

       We generated cash flow from operations of R$770.7 million, R$597.6 million and R$535.6 million in 2002, 2001 and 2000, respectively.

       We had R$259.6 million of long-term loans and financing as of December 31, 2002, which consisted primarily of funding from Brazilian financial institutions and supplier financing. We expect to pay this indebtedness with cash flow from operations. See Note 22 to our consolidated financial statements.

       Our principal assets are the shares of Telerj Celular and Telest Celular, and we rely on dividends from our subsidiaries to meet our cash needs, including the payment of dividends to our shareholders. We control the payment of dividends by the subsidiaries, subject to limitations under Brazilian law. There are no contractual restrictions on the payment of dividends by our subsidiaries to us.

Uses of Funds

       Our principal uses of funds are for capital expenditures, service of our debt, and payments of dividends to shareholders. Acquisition of property, plants and equipment consumed cash flows of R$370.9 million, R$408.7 million and R$442.6 million in 2002, 2001 and 2000, respectively. Dividends and interest on shareholders’ equity payments consumed cash flows of R$116.2 million, R$47.1 million and R$26.5 million in 2002, 2001 and 2000, respectively. Repayment of debt consumed cash flows of R$246.5 million, R$398.4 million and R$228.2 million in 2002, 2001 and 2000, respectively.

       We believe that our available borrowing capacity, together with funds generated by operations, should provide sufficient liquidity and capital resources to pursue our business strategy for the foreseeable future, with respect to working capital, capital expenditures and other operating needs.

       Contractual Obligations and Commercial Commitments

       The following table represents our contractual obligations and commercial commitments as of December 31, 2002:

	Payments due by period in thousands of reais
	Total	Less than 1 year	1-3 years	4-5 years	After 5years
Contractual obligations:
Long-term debt	460,519	200,922	259,597	—	—
Capital lease obligation	—	—	—	—	—
Operating leases	43,953	18,484	14,267	6,817	4,385
Unconditional purchase obligations	11,481	11,481	—	—	—
Other long-term obligations(1)	14,757	12,218	2,539	—	—

Total contractual cash obligations	530,710	243,105	276,403	6,817	4,385

_____________________
(1)	Contracted long-term suppliers or contracted short-term suppliers penalties for early termination.

       Capital Expenditure

       Capital Expenditures. The following table shows our capital expenditures for property, plant and equipment in 2000, 2001 and 2002.

	Year Ended December 31,
	2000	2001	2002
	(in thousands of constant reais as of December 31, 2002)
Automatic switching equipment	160,273	121,317	87,735
Other equipment	232,051	211,677	130,081
Real estate	3,730	15,553	21,821
Other Assets	46,531	60,109	131,246
Total	442,585	408,656	370,883

       We made capital expenditures of R$370.9 million, R$408.7 million and R$442.6 million in 2002, 2001 and 2000, respectively. These expenditures related primarily to the expansion of the capacity of the services we currently offer, the provision of new services and the development of our information systems. See “Item 4A. Our History and Development—Capital Expenditures.”

       We have budgeted R$225 million in 2003 capital expenditures. Approximately R$11.5 million of our budgeted capital expenditures is committed. Our management expects to finance 2003 capital expenditures principally with cash generated from operations.

       Service of Our Debt

       As of December 31, 2002, our long-term loan position, including the short-term portion of long-term debt, was as follows:

Debt	Principal amount outstanding

(in thousands of reais)
U.S. dollar-denominated loans:
Loans	427,432
Financing from suppliers	33,087
Total	460,519

       Our long-term debt as of December 31, 2002 matures in accordance with the following schedule:

Year ending December 31,	Principal amount
(in thousands of reais)
2003	200,922
2004	194,594
2005	65,003

       As of December 31, 2002, our exposure to currency fluctuations amounted to R$460.5 million, all representing U.S. dollar-denominated debt. See Note 22 to our consolidated financial statements.

       Payments of Dividends to Shareholders

       Holders of our preferred shares are entitled under Brazilian corporate law to receive dividends per share in an amount 10% or greater than the dividends per share to the holders of common shares, or the preferred dividend. To the extent there are additional distributable profits, we are also required to distribute to all shareholders an amount equal to at least 25% of adjusted net income, or the general dividend. Our obligation, if any, to pay a general dividend to holders of our preferred shares is satisfied to the extent of any preferred dividend paid. We may also make additional distributions to the extent of available distributable profits and reserves. Our subsidiaries are also subject to mandatory distribution requirements and, to the extent of distributable profits and reserves, are accordingly required to pay dividends to the minority shareholders as well as to us. All of the aforementioned distributions may be made as dividends or as tax-deductible interest on capital. We paid R$42.7 million to shareholders in respect of 2001 income in the form of dividends. Dividends of R$17.5 million in respect of 2002 are scheduled to be distributed in 2003. See Note 20 to our financial statements.

C. Research and Development, Patents and Licenses, Etc.

       In connection with the Breakup of Telebrás, we were required to enter into a three-year contract in May 1998 with the Centro de Pesquisa e Desenvolvimento da Telebrás, or the Center, the research and development center formerly operated by Telebrás. Since the Breakup of Telebrás, the Center has continued to develop telecommunications technology as a private, independently administered nonprofit foundation financed with resources from the public and private sector. While that agreement was effective, we had access to telecommunications software developed, and other technological services provided, by the Center, such as equipment testing and consulting and training services.

        We do not conduct any independent research and primarily depend upon the manufacturers of telecommunications products for the development of new hardware. However, we utilize the research and development centers of the Telefónica Móviles, making use of software and related items in exchange for a management fee paid to cover the Telefónica Móviles’ costs.

       Our aggregate expenditures on research and development, including our contribution to the Center, were R$0.8 million and R$1.1 million for 2001 and 2000, respectively. We did not make any contributions or incur any expenses relating to research and development during 2002.

D. Trend Information

       We expect an increase in competition over the next few years. During 2001 and 2002, Anatel auctioned many telecommunication licenses and newcomers began operating in our Region. We do not believe any more licenses will be auctioned in our Region. Nevertheless, we believe these newcomers may increase competition and the competition may affect our market share and profit margin.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Board of Directors

       Our administration consists of a board of directors and a board of executive officers. Our shareholders elect the members of the board of directors. The board of directors should maintain a number of members ranging from eight to 12, each serving three-year terms. The board currently consists of 11 members. The term of office of the current members of the board of directors will expire in March, 2006. The board of directors holds regular quarterly meetings, and the chairman or two board members may call special meetings.

       The following are the current members of our board of directors and their respective positions.

Name	Position	Date Elected
Félix Pablo Ivorra Cano	Chairman	March 25, 2003
Iriarte José Araújo Esteves	Vice Chairman	March 25, 2003
Fernando Xavier Ferreira	Director	March 25, 2003
Antonio Viana Baptista	Director	March 25, 2003
Ernesto Lopez Mozo	Director	March 25, 2003
Ignacio Aller Malo	Director	March 25, 2003
Zeinal Abedin M. Bava	Director	March 25, 2003
Carlos Manuel L. Vasconcellos Cruz	Director	March 25, 2003
Eduardo Perestrelo Correia de Matos	Director	March 25, 2003
Paulo Jorge da Costa G. Fernandes	Director	March 25, 2003
Kazuo Moriya	Director	March 25, 2003

       Our directors will serve until the general shareholders’ meeting to be held in 2006. Set forth below are brief biographical descriptions of the directors.

       Félix Pablo Ivorra Cano, 56 years old, is the president of the board of directors and has been a member of the board of directors since December 1998. He has been a member of the board of directors of Tele Leste Participações S.A. since February 1999, and became its president in 2001. He is also the president of the board of directors of Celular CRT Participações S.A., Telesp Celular Participações S.A. and a member of the board of directors of Telecomunicações de São Paulo S.A. — Telesp and Tele Centro Oeste Celular Participações S.A. He is a director of Atento Brasil S.A., 4A Telemarketing, Telefónica Peru and Portelcom Participações S.A. He is the main executive officer for Telefónica Móviles in Brazil and the vice president of Telefónica Móviles Latino-America. He is also the president of the board of directors of Brasilcel N.V. After graduating, he joined the Telefónica Group where he worked in the areas of technical specifications, network planning, commercial planning and developed new services. In 1993 he was the general director of the group that funded and developed Telefónica Móviles. In 1997 and a portion of 1998, Mr. Cano was the president of the board of directors of Mensatel S.A. and Radiored S.A., which are part of Telefónica Móviles. He has a degree in telecommunication engineering from Escola Técnica Superior de Engenharia - ETSI in Madrid, and a post-graduate degree in Business Administration from the Instituto Católico de Administração de Empresas - ICADE.

       Iriarte José Araújo Esteves, 53 years old, is currently also the chairman of the board of directors of TMN-Telecomunicações Móveis Nacionais, S.A., the chief executive officer of TMN, the chief executive officer of PT Móveis, S.G.P.S., S.A., and a member of the board of directors of each of Portugal Telecom S.G.P.S., S.A., PT Prime S.G.P.S., S.A., Celular CRT Participações S.A., Tele Leste Celular Participações S.A., Tele Centro Oeste Celular Participações S.A. and Telesp Celular Participações S.A. From 1981 until 1992, Mr. Esteves performed several functions at CTT, Corrêios e Telecomunicações de Portugal, including regional telecommunications general manager, manager of the telecommunications business planning department, deputy general manager of telecommunications, director-general of telecommunications and member of the board of directors. From 1991 until 1997, Mr. Esteves was the chairman of the board of directors of Telepac, Serviços de Telecomunicações, S.A., and from 1991 until 1992 he was the vice chairman of the board of directors of TMN. Mr. Esteves was also a vice chairman of the board of directors of Portugal Telecom Internacional S.G.P.S., S.A. from 2000 until 2002. He holds a degree in electronic engineering from the Higher Education Technical Institute, Portugal.

       Fernando Xavier Ferreira, 55 years old, is currently also the president of the Telefónica Group in Brazil, the chairman of the board of directors and chief executive officer of Sudestecel Participações S.A, TBS Celular Participações S.A., Iberoleste Participações S.A. and Telecomunicações de São Paulo S.A.-Telesp, and vice chairman of the board of directors of Telefônica Data Brasil Holding S.A. He is also member of the board of directors of each of Telefónica Móviles S.A., Brasilcel, N.V., Tele Leste Celular Participações S.A., Telesp Celular Participações S.A., Celular CRT Participações S.A. and Tele Centro Oeste Celular Participações S.A. He also currently serves as chief executive officer of SP Telecomunicações Holding S.A. and Telefônica Data Brasil Holding S.A. Participações S.A. Beginning in 1971, he held various positions at Telecomunicações do Paraná S.A.-Telepar, including those of vice president, economic-financial and market relations officer and president. Since that time he has served on the board of directors of Telebrás, Telesp Participações S.A., Embratel Participações S.A., Embratel-Empresa Brasileira de Telecomunicações S.A., Empresa Brasileira de Corrêios e Telégrafos-ECT, CRT-Companhia Riograndense de Telecomunicações S.A., Telebahia Celular S.A., Telergipe Celular S.A., Telesp Celular S.A., Telesp Celular Participações S.A. and Portugal Telecom S.A. Mr. Ferreira served as officer and chief executive officer of Telecomunicações Brasileiras S.A.-Telebrás, chairman of the board of directors of Telerj Celular S.A., chairman of the board of directors of Telest Celular S.A., chairman of the board of directors of Ceterp-Centrais Telefônicas de Ribeirão Preto S.A., chief financial officer, chief executive officer, chairman and vice chairman of the board of directors of Tele Sudeste Celular Participações S.A. From December 2001 to April 2003, he was chief executive officer of Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. During 1998, he has also served as a member of a consulting committee of Anatel, and at present is a member of the Latin American Committee of the New York Stock Exchange and the Global Information Infrastructure Commission—GIIC. He holds a degree in electrical engineering from the Catholic University of Rio de Janeiro, Brazil, and attended a business administration course at Western Ontario University, Canada, in 1982.

       Antonio Viana Baptista, 45 years old, is an economist who graduated from the Catholic University of Lisbon in 1980. He has a post-graduate degree in European Economy (1981) and an MBA, obtained with a mention of distinction from INSEAD (Fontainebleu). In August 2002, he was appointed as Executive President of Telefónica Móviles, S.A. He is member of the board of directors, the Delegate Committee and the Executive Committee of Telefónica S.A. He is also a member of the board of directors of Terra Network, S.G.P.S., S.A., Portugal Telecom S.G.P.S., S.A., Brasilcel N.V., Telesp Celular Participações, S.A., Tele Leste Celular Participações S.A., Tele Centro Oeste Celular Participações S.A. and Celular CRT Participações S.A. Until July 2002, he served as President of Telefónica Internacional and Executive President of Telefónica LATAM. Before that he also served from 1991 until 1996, as Executive Director of BPI (Banco Portugues de Investimento). From 1985 until 1991 he was Principal Partner of McKinsey & Co. in Madrid and Lisbon.

       Ernesto Lopez Mozo, 39 years old, serves as Chief Financial Officer General Manager for Finance and Management Control of Telefónica Móviles S.A. Mr. Lopez is a member of the board of directors of each of Telefónica Móviles de España, S.A., Terra Mobile, S.A., Telefónia Móviles México, S.A. de C.V., Brasilcel N.V, Telesp Celular Participações, S.A., Tele Leste Celular Participações, S.A., Tele Centro Oeste Celular Participações S.A. and Celular CRT Participações, S.A. He was previously a senior manager in the financing department of Telefónica, S.A., where he was also responsible for relationships with credit rating agencies. Before joining Telefónica in March 1999, Mr. Lopez worked for five years at J.P. Morgan where he was a vice president in charge of the interest rate derivatives trading desk for Spain and Portugal for three years. At J.P. Morgan, he was also involved in sales to mutual and pension funds. Before joining J.P. Morgan, Mr. Lopez worked as an engineer, managing the construction of highways and other infrastructure. He holds a degree in civil engineering from ETSICCP in Madrid and a master’s degree in business administration from the Wharton School.

       Ignacio Aller Malo, 58 years old, serves as Chief Operating Officer of Telefónica Móviles S.A. Mr. Aller is a member of the board of directors of Terra Mobile, S.A., Mobipay España, S.A., Mobipay Internacional, S.A., Medi Telecom, Telefónica Móviles de España, S.A., Telefónia Móviles México, S.A. de C.V., Brasilcel N.V, Telesp Celular Participações, S.A., Tele Leste Celular Participações, S.A., Tele Centro Oeste Celular Participações S.A. and Celular CRT Participações, S.A. Mr. Aller has held several positions at Telefónica de España since 1967, including Director of Operations and Information Services in 1986, General Director of Mensatel in 1995 and General Executive Director of Operations of Telefónica Servicios Móviles in 1999. Mr. Aller has also served as a member of the board of directors of Venturini España, S.A., Mensatel and is currently a board member of Telyco and PMT.

       Zeinal Abedin Mahomed Bava, 37 years old, is currently also the chief financial officer of Portugal Telecom S.G.P.S., S.A., the vice chairman of the board of directors of PT Multimédia-Serviços Telecomunicações e Multimédia, S.G.P.S., S.A., a member of the board of directors of Brasilcel N.V., the chairman of the board of directors of P T PRO-Serviços de Gestão S.A., and a member of the board of directors of each of BEST-Banco Electrónico de Serviço Total, S.A., Tele Leste Celular Participações S.A., Telesp Celular Participações S.A., Tele Centro Oeste Celular Participações S.A. and Celular CRT Participações S.A. Mr. Bava was vice chairman of the board of directors of Portugal Telecom Internacional , S.G.P.S., S.A. from 2000 until 2002; the director and relationship manager for Portugal of Merrill Lynch International from 1998 until 1999; an executive director of Deutsche Morgan Grenfell from 1997 until 1998; and an executive director of Warburg Dillon Read from 1989 until 1996. He holds a degree in electronic and electrical engineering from the University of London B.S.C.

       Carlos Manuel L. Vasconcellos Cruz, 45 years old, is currently also a member of the board of directors of Portugal Telecom S.G.P.S., S.A., the chairman and chief executive officer of PT Prime S.G.P.S., S.A., the chairman of the board of directors of PT Contact-Telemarketing e Serviços de Informação, S.A., chief executive officer of PT Comunicações, S.A. and a member of the board of directors of each of Brasilcel N.V., Telecomunicações Móveis Nacionais S.A. — TMN, Celular CRT Participações S.A., Tele Leste Celular Participações S.A., Tele Centro Oeste Celular Participações S.A. and Telesp Celular Participações S.A. From 1978 to 1983, Mr. Cruz was an economist at the Ministry of Finance of Portugal, and from 1983 to 1985 he was a senior economist at LEASEINVEST. From 1985 until 1999, Mr. Cruz performed several functions worldwide at Dun & Bradstreet Corporation, including president and chief executive officer of Dun & Bradstreet for Portugal, Iberia and the Middle East, executive vice president of Dun & Bradstreet for Europe, president and chief executive officer of Dun & Bradstreet GMC and member of the worldwide board and executive vice president of Dun & Bradstreet Corporation. From 1990 to 1993, he was also vice president of Associação Portuguesa para a Qualidade. In 1996, he was vice president of A.P.E.I.N.-Associação Portuguesa de Empresas de Informação de Negócios. From 1999 to 2001, Mr. Cruz was the president and chief executive officer of Tradecom S.G.P.S., and from 2000 he also served as executive manager of PT Prime S.G.P.S., S.A. From 2000 to 2001 he was an invited professor at Portuguese Catholic University and ISCTE for postgraduation courses and MBA programs. He also served as president of Telesp Celular S.A. from May 2001 until May 2002, and as vice president of Telesp Celular Participações S.A. from September 2001 until May 2002. Mr. Cruz holds a degree in business from the I.S.C.T.E. (Instituto Superior de Ciências do Trabalho e da Empresa or Higher Education Institute for Labor and Corporate Sciences), Portugal, and a post-graduate degree in management from D.S.E. (the German Foundation for International Development), Germany.

       Eduardo Perestrelo Correia de Matos, 54 years old, is currently also the president of Portugal Telecom Brasil S.A. and a member of the board of directors of each of PT Móveis, Serviços de Telecomunicações, S.G.P.S., S.A., Tele Leste Celular Participações S.A., Telesp Celular Participações S.A., Tele Centro Oeste Celular Participações S.A. and Celular CRT Participações S.A. From 1976 to 1984, Mr. Matos held various operational positions in the planning and control areas of CTT - Corrêios e Telecomunicações de Portugal S.A. and TLP —Telefones de Lisboa e Porto S.A. From 1984 to 1987 he served as general post master of CTT and from 1987 to 1990 he was the secretary of state for external transportation and communications in Portugal. In addition, he served as president at Marconi S.G.P.S. Comunicações, S.A. from 1990 to 1991 and at Mobitel S.A. from 1991 to 1996. Mr. Matos was also a member of the board of Portugal Telecom, S.G.P.S., S.A. from 1996 until May 2002. He holds a degree in economics from the Technical University of Lisbon, Portugal.

       Paulo Jorge da Costa Gonçalves Fernandes, 37 years old, is currently also vice chairman of the board of directors of PT Ventures, S.G.P.S., S.A., the chairman of the board of directors of PT-Sistemas de Informação S.A. and a member of the board of directors of each of Portugal Telecom S.G.P.S., S.A., Brasilcel N.V., Celular CRT Participações S.A., Tele Leste Celular Participações S.A., Tele Centro Oeste Celular Participações S.A. and Telesp Celular Participações S.A. In the period from 1990 through 1991, he was manager and partner at Spades Lda., a company focused on consulting and information technology services. From 1991 to 2000, he acted as a consultant for McKinsey & Company, where he was admitted as a partner in 1997, and also worked as member of the leadership world groups for the telecommunications and transports industries. Mr. Fernandes holds an electric-technical engineering degree from the Higher Education Technical Institute of Lisbon, Portugal.

       Kazuo Moriya, 59 years old, is currently also a managing partner and the president of NTT DoCoMo Telecomunicações Ltda. He has worked at Nippon Telegraph and Telephone Corporation (NTT), holding positions in the area of telecommunications both at its headquarters and in its several offices. From 1990 to 1995, he served as shareholding member and president of NTT do Brasil Comércio e Representações Ltda. From 1995 to 1998, he served as vice president of international relations and in 1998 he was the assistant senior vice president of international investments for NTT Mobile Communications Network, Inc. (NTT DoCoMo). He holds an engineering degree from Hosei University, Japan.

       On January 23, 2001, Portugal Telecom S.G.P.S., S.A., PT Movéis S.G.P.S., S.A. and Telefónica Móviles S.A. entered into a strategic agreement to create a Joint Venture, named Brasilcel and a related shareholders’agreement. In accordance with the shareholders’ agreement, PT Movéis is responsible for the appointment of our Chief Executive Officer and Telefónica Móviles is responsible to appoint the Chief Financial Officer. PT Movéis and Telefónica Móviles appointed 10 (five each) of the 11 members of our board of directors.

Board of Executive Officers

       The board of executive officers consists of eight members, elected by the board of directors for a term of three years. The chief executive officer is the chairman and, in his absence or temporary inability to perform his duties, he will be replaced by the vice president for finance, planning and control. In the case of a vacancy in any position in the board of executive officers, the respective replacement shall be appointed by the board of directors; in case of any inability, the chief executive officer shall choose a replacement for that officer among the remaining officers. One officer may be elected for more than one position in the board of executive officers, but the members of the board of executive officers cannot be elected for the board of directors. The board of directors may remove executive officers from office at any time.

       The following are the current executive officers, appointed on April 16, 2003, and their respective positions.

Name	Position	Date appointed
Francisco José Azevedo Padinha(1)	Chief Executive Officer	April 16, 2003
Fernando Abella Garcia	Executive Vice President for Finance, Planning and Control	April 16, 2003
Paulo Cesar Pereira Teixeira	Executive Vice President for Operations	April 16, 2003
Gilson Rondinelli Filho	Executive Vice President for Marketing and Innovation	April 16, 2003
Javier Rodríguez García	Vice President for Technology and Networks	April 16, 2003
Guilherme Silvério Portela Santos(2)	Vice President for Customers	April 16, 2003
Luis Filipe Saraiva Castel-Branco de Avelar(3)	Vice President for IT and Product and Service Engineering	April 16, 2003
José Carlos de la Rosa Guardiola(4)	Vice President for Regulatory Matters and Institutional Relations	April 16, 2003
_____________
(1)	Mr. Padinha will be formally elected and take office as soon as he receives his working permit from the Brazilian authorities. For the time being, his position is being temporarily filled by Mr. Fernando Abella Garcia.
(2)	Mr. Santos will be formally elected and take office as soon as he receives his working permit from the Brazilian authorities. For the time being, his position is being temporarily filled by Mr. Gilson Rondinelli Filho.
(3)	Mr. Avelar will be formally elected and take office as soon as he receives his working permit from the Brazilian authorities. For the time being, his position is being temporarily filled by Mr. Gilson Rondinelli Filho.
(4)	Mr. Guardiola will be formally elected and take office as soon as he receives his working permit from the Brazilian authorities. For the time being, his position is being temporarily filled by Mr. Gilmar Roberto Pereira Camurra.

       Set forth below is a brief biographical description of our executive officers.

       Francisco José Azevedo Padinha, 56 years old, is currently also the chief executive officer of each of Brasilcel N.V., Tele Sudeste Celular Participações S.A., Telesp Celular Participações S.A., Tele Leste Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A.; the chairman of the board of directors of each of PT Prime Tradecom Soluções Empresariais de Comércio Electrónico, S.A., Megamedia Soluções Multimédia, S.A., PT Prime, S.G.P.S., S.A., the vice chairman of the board of directors of PT Ventures S.A.; a member of the board of directors of PT Comunicações S.A.; and a member of the scientific committee of Taguspark Sociedade de Promoção e Desenvolvimento do Parque da Ciência e Tecnologia da Área de Lisboa, S.A. He was also the chairman of the board of directors of Prymesys - Soluções Empresariais S.A. From 1989 until 1992 Mr. Padinha was the manager of the central department for research and development of Companhia Portuguesa Rádio Marconi, S.A., and from1992 until 1994 he was the chairman of the board of directors of Telecom Portugal, S.A. Mr. Padinha was also the chairman of the board of directors of each of Cabo TV Açoreana, S.A. (from 1993 until 1996) and INESCTEL Engenharia de Sistemas e Computadores nas Telecomunicações, Lda (from 1996 until 1999). From 1994 until 1998, he was a member of the board of directors of Taguspark Sociedade de Promoção e Desenvolvimento do Parque da Ciência e Tecnologia da Área de Lisboa, S.A., and from 1999 until 2000, he was the chairman of the board of directors of each of PT Inovação, S.A. and PT Sistemas de Informação, S.A. From 2000 until 2001, Mr. Padinha was the chief executive officer of PT Prime S.G.P.S., S.A., and from 1994 until 2002, he was a member of the board of directors of Portugal Telecom. He holds a telecommunications and electronic engineering degree from the Technical University of Lisbon, Portugal, a degree in corporate upper management from AESE/University of Navarra, Spain, and a master’s degree in innovation and technology management from the Sloan School of Management/MIT, United States.

       Fernando Abella Garcia, 39 years old, is currently also the executive vice president for finance, planning and control of each of Brasilcel N.V., Tele Sudeste Celular Participações S.A., Telesp Celular Participações S.A., Tele Leste Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A.; the investor relations officer of Tele Sudeste Celular Participações S.A., Telesp Celular Participações S.A., Celular CRT Participações S.A. and Tele Leste Celular Participações S.A.; the temporary chief executive officer of Tele Sudeste Celular Participações S.A. and Tele Leste Celular Participações S.A.; and a member of the board of directors of Telefónica Factoring do Brasil Ltda. From 1994 until 1997, Mr. Garcia worked as an external consultant for the Telefónica Group in several different areas. He was admitted in the Telefónica Group in 1997, where he served in different positions in the financial and strategic planning areas in Spain and Brazil. He was also a member of the board of directors of Telefónica Móviles S.A.C. in Peru, Telefónica Móvil S.A. in Chile, Telefónica Móviles El Salvador, S.A. de C.V. in El Salvador and Telefónica Centroamérica Guatemala, S.A. in Guatemala. Mr. Garcia holds a degree in business from the Faculty of Economic and Corporate Sciences at Valladolid, Spain, and master’s degree in business administration from the Corporate Institute of Madrid, Spain.

       Paulo Cesar Pereira Teixeira, 45 years old, is currently also the executive vice president for operations of Tele Leste Celular Participações S.A., Telesp Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A.; and temporary vice president for regulatory matters and institutional relations of Tele Sudeste Celular Participações S.A. and Tele Leste Celular Participações S.A. From 1980 until 1987, Mr. Teixeira performed several different managerial duties in Companhia Riograndense de Telecomunicações S.A.-CRT and was also a member of the board of directors (1985-1986). In 1987 and 1988, he served at several different positions in Telebrás or in the companies of the Telebrás group, including vice president of Tele Celular Sul Participações S.A., Superintendent Officer of Telepar Celular S.A., Telesc Celular S.A. and CTMR Celular S.A., engineering officer of Telecomunicações do Mato Grosso do Sul S.A., manager of the investment management department of Telecomunicações Brasileiras S.A.-Telebrás, assistant to the planning and engineering officer of Telecomunicações Brasileiras S.A.-Telebrás and manager of the coordination and expansion division of Telecomunicações Brasileiras S.A.-Telebrás. Mr. Teixeira holds an electrical engineering degree from the Catholic University of Pelotas, Brazil.

       Gilson Rondinelli Filho, 54 years old, is currently also the executive vice president for marketing and innovation of Tele Leste Celular Participações S.A., Telesp Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A.; and the temporary vice president for customers and temporary vice president for IT and service and product engineering of Tele Sudeste Celular Participações S.A. and Tele Leste Celular Participações S.A. Mr. Rondinelli served in different positions at Telecomunicações de São Paulo S.A., including manager of the long-term planning department (1974-1981), manager of the external network planning division (1981-1990), manager of the technical planning department (1990-1992) and manager of the mobile telecommunication department (1992-1995). From 1992 until 1995, he was also an officer at Associação Brasileira de Telecomunicações. From 1995 until April 2003, Mr. Rondinelli performed several different duties at Telesp Celular S.A.: business superintendent of the mobile unit (1996-1997), business and network officer (1998-2001), member of the board of directors (2000-2001), executive vice president (2001-2002) and chief executive officer (2002-2003). From April 2002 until April 2003, Mr. Rondinelli was our vice president. He holds a degree in electric engineering from the Faculty of Engineering of Mauá, Brazil, a degree in business from the Armando Álvares Penteado Foundation, Brazil, a master’s degree in system engineering from the Technical Faculty of the University of São Paulo, Brazil, and a master’s degree in operational research from the Faculty of Industrial Engineering, Brazil.

       Javier Rodríguez García, 47 years old, is currently also the chief technology officer of each Tele Leste Celular Participações S.A., Telesp Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A. From 1986 until 1988, Mr. García worked at INDELEC — Indústria Electrónica de Comunicaciones S.A., as the manager responsible for the implementation of an automatic mobile telecommunications project for Telefónica de España S.A. From 1988 until 1990, he worked at Red Electrica de España S.A., as the person responsible for the project, installation and maintenance of radio mobile systems in Spain. From 1990 until 1992, Mr. García served as an engineering manager at Telcel S.A., where he was responsible for the implementation of automatic mobile telecommunication system for Telefónica de España S.A. in Barcelona, Madrid and Palma de Mallorca. From 1992 until 1996, he was an engineering manager responsible for the installation and maintenance of systems at Compañia Europea de Radiobusqueda S.A., and from 1996 until 1998, he worked in cellular businesses for Telefónica Group in Spain and Peru, as a network quality manager and technical area sub-manager, respectively. From 1998 until 2000, Mr. García was the technology manager in the cellular business of Telefónica Group in Brazil and from 2000 until 2002 he was the network manager of Telerj Celular S.A. and Telest Celular S.A. He holds a degree in technical telecommunications engineering from the Technical University of Madrid, Spain.

        Guilherme Silvério Portela Santos, 37 years old, is also currently the vice president for customers of each of Tele Leste Celular Participações S.A., Telesp Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A.; and an executive manager at PT Móveis, S.G.P.S., S.A. From 1989 until 1993, Mr. Santos was a consultant at McKinsey & Co., and from 1994 until 1998 he worked as an officer for operations and an officer for special projects at Parque Expo ‘98, S.A. He was also a coordination officer at Companhia de Seguros Tranquilidade (1998-2000) and a member of our board of directors (April 2001-April 2003). Mr. Santos holds a civil engineering degree from the Higher Education Technical Institute, Portugal, and a master’s degree from INSEAD, France.

        Luis Filipe Saraiva Castel-Branco de Avelar, 49 years old, is also currently the vice president for IT and product and service engineering of each of Tele Leste Celular Participações S.A., Telesp Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A. In 1989, 1991 and 1993, Mr. Avelar was respectively the corporate accounts director of Telefones de Lisboa e Porto, an expert in telecommunications services for the European Commission (DG XIII, Telecom Policy Unit) and a strategic planning director at Comunicações Nacionais. From 1993 to 1998 he was a consultant in privatization and regulation projects for the World Bank, the European Bank for Reconstruction and Development and the European Commission. From 1996 to 1998 he was a portfolio director of Portugal Telecom Group in the strategic marketing board of Portugal Telecom. From 1998 to 2000, Mr. Avelar was a special consultant to the president of Telesp Celular Participações S.A. for the areas of marketing, sales, strategy, regulation and special projects, and, from 2000 to 2001, he was a director at the internet and e-commerce business unit at the same company. He holds an electrical-technical engineering degree (specialized in telecommunications and electronics) from the Lisbon Higher Education Technical Institute.

        José Carlos de la Rosa Guardiola, 55 years old, is also currently the vice president for regulatory matters and institutional relations of each of Telesp Celular Participações S.A., Tele Leste Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A. From November 1998 until February 2002, Mr. Guardiola was engaged in the Regulation and Operations Departments of these companies, and occupied the function of vice president of Operations responsible for the commercial, administrative and operations activities of each of Telebahia Celular S.A. and Telergipe Celular S.A. During the last 25 years, he worked in American, European and Japanese multinational companies in the areas of commercialization to security instrumentation equipments to petrochemical, semiconductors, IT companies and communication equipment. He occupies the position of chairman in companies as Saint Gobain (France), National Semiconductors (USA) and NEC Eletronics (Japan). He holds a degree in telecommunications engineering from Universidad Politecnica de Madrid, Spain.

Board of Auditors (Conselho Fiscal)

       We have a permanent board of auditors that consists of a minimum of three and a maximum of five members. They are elected annually at the annual general shareholders’ meeting. The board currently consists of three members.

       The board of auditors is responsible for overseeing our management. Its main duties are:

          to review and provide an opinion on the annual report of our management,

          to review and approve the proposals of the management bodies to be submitted to the shareholders’ meeting regarding changes to share capital, issuance of debentures and subscription rights, capital investment plans and budgets, distributions of dividends, changes in corporate form, consolidations, mergers or split-up, and to review and approve the financial statements for the fiscal year.

        The following are the current members of our board of auditors and their alternates:

Name	Position	Date Appointed

Flavio Stamm(1)	Member	March 25, 2003
Milton Shigueo Takarada	Member	March 25, 2003
Joao Luis Tenreiro Barroso	Member	March 25, 2003
Luciano Carvalho Ventura(1)	Alternate	March 25, 2003
Jose Ricardo de Sousa Porpino	Alternate	March 25, 2003
Jose Guilherme Feijao Queiroz de Ataide	Alternate	March 25, 2003

__________________

(1)     Appointed by our preferred shareholders.

B. Compensation

       For the year-ended December 31, 2002, we paid our directors and executive officers, as compensation, an aggregate amount of R$2.8 million. This amount includes performance remuneration and profit sharing arrangements applicable to all employees. See “—Employees.” Furthermore, the members of our board of executive officers are eligible to participate in the same complementary retirement pension plan available to our employees, called Plano Visão. See “Employees—Plano de Benefícios Visão Celular.” In 2002, we contributed R$118,261.61 to the Plano Visão on behalf of our executive officers. The aggregate amount of compensation we paid to the members of the board of auditors was approximately R$64,179.00.

C. Board Practices

       Our board of directors’ duties and responsibilities are set forth by Brazilian law and our by-laws.

       Our board of directors is comprised of a minimum of eight and a maximum of 12 members, all shareholders, each serving a three-year term. Our directors are elected by our shareholders at the annual general shareholders’ meeting. There are no service contracts between us and our directors providing for benefits upon termination of employment. The board of directors holds regular quarterly meetings, and the chairman or two board members may call special meetings.

D. Employees

       At December 31, 2002, we had 1,972 full-time employees, 51 temporary employees and 64 trainees. During 2002, we had an average of 115 trainees and temporary employees.

       The following table sets forth the number of our employees and a breakdown of employees by main category of activity as of the dates indicated:

	At December 31,

	2000	2001	2002

Total number of employees (including trainees)	1,323	1,980	1,972
Number by category of activity:
Technical and operations area	410	507	482
Sales and marketing	469	713	790
Finance and administrative support	350	470	504
Customer service	94	290	196

       Employees are represented by the Sindicato dos Trabalhadores em Empresas de Telecomunicações do Estado do Rio de Janeiro (SINTEL/RJ), Sindicato dos Trabalhadores em Empresas de Telecomunicações do Norte e Nordeste Fluminense (SINTEL/NF), and by the Sindicato dos Trabalhadores em Empresas de Telecomunicações do Estado do Espírito Santo (SINTEL/ES). We negotiate new collective labor agreements every year with the labor unions. The collective agreements currently in force include a salary and benefit increase of 4% effective as of December 31, 2002.

       Our management considers the relations between our work force and us to be satisfactory. We have not experienced any work stoppage that materially affected our operations.

       Each of our subsidiaries negotiates a new collective labor agreement every year with each local union. The collective agreements now in force expire on November 30, 2003.

       At the time of the privatization, employers had the right to maintain their rights and benefits in Fundação Sistel de Seguridade Social, or Sistel, a multi-employer defined benefit plan that supplements government-provided retirement benefits. Under the Sistel plan, we made monthly contributions to Sistel equal to a percentage of the salary of each employee who was a Sistel member. Each employee member also made a monthly contribution to Sistel based on age and salary. Members of Sistel qualified for pension benefits when they qualified for the government-provided retirement benefits. Sistel operates independently from us, and its assets and liabilities are fully segregated from us.

       Before December 1999, the Sistel plan covered the employees of the former Telebrás System and we were contingently liable for all of the unfunded obligations of the plan. In January 2000, we and the other companies that formerly belonged to the Telebrás system agreed to divide the existing Sistel plan into 15 separate plans, resulting in the creation of private plans covering those employees already enrolled in the Sistel plan. These new private pension plans are still administered by Sistel and have retained the same terms and conditions of the Sistel plan. The division was carried out so as to allocate liability among the companies that formerly belonged to the Telebrás system according to each company’s contributions in respect of its own employees. Joint liability among the Sistel plan sponsors will continue with respect to retired employees who will necessarily remain members of the Sistel plan.

       In 2000, we established the Plano de Benefícios Visão Celular, a new private pension plan for our employees. Unlike Sistel’s defined benefits plan, the Plano de Benefícios Visão Celular calls for defined contributions by our operating subsidiaries, as sponsors, and our employees, as participants. These contributions are credited to the participants’ individual accounts. Those employees who were members of the Sistel plan had the option to transfer to the new pension plan by October 31, 2000. Newly hired employees may choose to become participants of the new plan within 30 days from the date of employment. As of December 31, 2002, approximately 95% of our employees were members of the Plano de Benefícios Visão Celular. We continue to have a contingent liability for the unfunded obligations of the plan with respect to all inactive employees of the former Telebrás and all post-retirement health care benefits for former Telebrás employees and current employees of all the new holding companies.

       Also, Telefónica Móviles de España created a Stock Option plan for its employees that were hired until June 30, 2002. Telefónica Móviles stock options are offered in Spain and each employee has the choice to participate or not in such plans. Options may be exercised at the choice of the beneficiary, upon delivery of shares of Telefónica Móviles S.A., or payment of balances with effective delivery.

       The employees will be entitled to the amounts or the number of shares corresponding to any positive valuation of these shares with respect to a certain pre-defined amount established at the time of issue. This type of transaction is duly registered with the Securities Commission in Spain (CNMV).

       The program has a four-year term, during which part of the options will be made available with pre-defined periods.

E. Share Ownership

       As of December 31, 2002, each of the members of the board of directors and the board of executive officers owned, directly or indirectly, less than 0.01% of any class of our shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

       Of our two classes of capital stock outstanding, only the common shares have full voting rights. The preferred shares have voting rights under limited circumstances. Brasilcel holds, directly and indirectly, 81.6% of the common shares. Brasilcel has the ability to control the election of our board of directors and our future operations.

       In May 2000, Telefónica held a tender offer to exchange our ADSs or/and our shares for Telefónica shares and ADSs. Upon the completion of the Brazilian and U.S. exchange offers, shareholders representing 67.51% of Tele Sudeste’s capital stock tendered their shares and/or ADSs in exchange for Telefónica shares and/or ADSs. After the completion of this exchange offer, Telefónica transferred its ownership interest in our capital stock to Telefónica Móviles. See “Item 4A. Our History and Development.”

       On November 30, 2000, the shareholders of Tele Sudeste and the shareholders of each of its subsidiaries, Telerj Celular and Telest Celular, approved a reorganization through which Telerj Celular and Telest Celular became wholly owned subsidiaries of Tele Sudeste, and the minority shareholders of Telerj Celular and Telest Celular were offered shares of Tele Sudeste in exchange for their shares of Telerj Celular and Telest Celular. See “Item 4A. Our History and Development.”

       In December 2001, Telefónica acquired all the Iberdrola group’s shareholdings in the Brazilian telecommunications operators in which both groups held interests. Telefónica S.A. received 7% of the capital stock of Sudestecel Participações S.A. (the holding company which controls Tele Sudeste Celular Participações S.A.). In exchange for those, Iberdrola received shares of Telefónica S.A. See “Item 4A. Our History and Development.”

       On January 23, 2001, Portugal Telecom and Telefónica Móviles entered into a strategic agreement to create a mobile services company in Brazil. In December 2002, they aggregated all of their mobile assets to form a joint venture, entitled Brasilcel N.V. Portugal Telecom and Telefónica Móviles are managing the joint venture on an equal basis. See “Item 4A. Our History and Development.”

       The following table sets forth the principal holders of common and preferred shares and their respective shareholdings as of May 31, 2003:

Name	Number of Common Shares Owned	Percentage of Outstanding Common Shares	Number of Preferred Shares Owned	Percentage of Outstanding Preferred Shares

Sudestecel
Participações S.A	95,197,157,438	55.02%	-	-
Brasilcel N.V	43,450,494,855	25.11%	14,015,090,743	5.40%
Brasilcel N.V. -
ADRS (1)	-	-	174,288,020,000	67.14%
Tagilo
Participações Ltda.	12,577,645,437	7.27%	33,317,534,708	12.84%
All directors and
executive officers
as a group	9,464	0%	5,377	0%

__________________

(1)     In the form of ADRs held by The Bank of New York as custodian.

        The following table sets forth information concerning the control of Sudestecel Participações S.A.:

Percentage of
Outstanding
Sudestecel Participações S.A.	Shares Owned

Brasilcel N.V	89.5%
NTT DoCoMo, Inc.	7.0%
Itochu Corporation	3.5%

       We are not aware of any other shareholder owning more than 5.0% of the common shares. On December 31, 2002, our officers and directors held less than 0.1% of the common shares outstanding.

       The following is a brief description of our major shareholders, referred to above.

       For a description of Brasilcel N.V., see “Item 4A. Our History and Development—Brasilcel.”

       NTT DoCoMo, Inc. is a company fully dedicated to telecommunications. NTT performs telecommunications infrastructure building and maintenance; development, maintenance, sale and leasing of mobile phones and related services; development, production and sale of software to mobile communication companies; and telecommunications research and services.

       Itochu Corporation is a Japanese company with a wide range of activities, which include the production of organic and synthetic fibers, food and beverages (alcoholic and non-alcoholic), fertilizers, animal food, wood products, raw material for ceramic production and construction materials, pulp and paper, rubber, leather derivatives, petroleum derivatives, pharmaceutical and veterinary products, chemical products (agrochemical and others), and also activities in areas such as land and maritime transportation, forestry, construction, mining and the generation and distribution of electrical power.

B. Related Party Transactions

       Telerj Celular and Telest Celular entered into interconnection and roaming agreements with the following related parties: Telergipe Celular S.A., Telebahia Celular S.A., Telesp Celular S.A., Global Telecom S.A., Telecomunicações de São Paulo S.A., Celular CRT S.A. and Telefónica Móviles de España S.A. These companies became a related party on December 27, 2002, as a result of the joint venture described in “Item 4A. Our History and Development” and in note 1 to our consolidated financial statements. Telerj Celular and Telest Celular also entered into long distance telecommunications services with Telecomunicações de São Paulo, S.A. Most of these agreements were entered into before the reorganization of Telebrás, and are subject to the rules set forth by Anatel.

       We have roaming contracts with several companies belonging to the Telefónica Group in Latin America, such as Telefónica Móviles SAC (Peru), Telefónica Comunicacíones Personales S.A. (UNIFON)-Argentina and CTC Comunicacíones Móviles S.A.(Chile).

        We pay Telefónica Móviles S.A. for consulting services such as marketing, technical and business development advice. Under this contract, our subsidiaries are required to make quarterly payments of approximately 1% of our net operating revenues.

       Atento Brasil S.A., also controlled by Telefónica, provides us call center services, according to a service agreement with Telerj Celular and Telest Celular. In addition, we entered into contracts with Telefónica Mobile Solutions, with respect to security systems services, and Telefónica Engenharia, with respect to profitability and cost control systems services. Telerj Celular and Telecomunicações de São Paulo S.A. also provide services in connection with corporate matters to other companies controlled by Telefónica.

       We have engaged in a number of other transactions with related parties. See note 27 to our consolidated financial statements.

C. Interests of Experts and Counsel

       Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

       See “Item 3A. Selected Financial Data” and “Item 17. Financial Statements.”

Legal Matters

        Civil

        Litigation Related to the Breakup of Telebrás

       The Breakup of Telebrás is the subject of several lawsuits in which the plaintiffs are seeking injunctions. Some preliminary injunctions were granted, but all were quashed by decisions of the relevant federal court. These courts also decided that the court of the state of Minas Gerais has original jurisdiction over the proceedings. Several decisions quashing preliminary injunctions are on appeal, and, if any such appeals are successful, the shareholders of Telebrás may have to reapprove the Breakup of Telebrás or legislative action may be required.

       The theories on which the lawsuits regarding the Breakup of Telebrás are based include:

  that the Brazilian constitution requires that the General Telecommunications Law specifically authorize the creation of the 12 New Holding Companies,

  that the Telebras shareholders' meeting held on May 22, 1998 which approved the Breakup of Telebras was not properly convened,

  that national sovereignty will be threatened if Brazil's telecommunications companies are controlled by foreign entities, and that the General Telecommunications Law requires that certain matters, such as the entry of new competitors and the administration of development and technology funds, be regulated prior to the Breakup of Telebrás either by an executive order of the President or by an act of Congress.

       If any of these lawsuits ultimately succeeds, the Breakup of Telebrás will have to be reinitiated. This could require, depending upon the prevailing plaintiff’s theory, one or both of the following actions:

  amending the Telecommunications Law; and

  reconvening the May 22, 1998 Telebras shareholders' meeting.

       It is theoretically possible under Brazilian law for a court to require that the Breakup of Telebrás be unwound, although we believe that this would not be likely to occur. We believe that the ultimate resolution of the proceedings will be favorable and will not have a material adverse effect on our business or financial position. It is very difficult to quantify what the potential impact to us would be if the Breakup of Telebrás were to be unwound. This would require an assessment of the total amount of capital invested by controlling shareholders in the 12 New Holding Companies and a prediction as to any possible indemnification to which they may be entitled from the Brazilian government. The results could be very far reaching and would affect all of the New Holding Companies.

        Litigation Arising Out of Events Prior to the Breakup of Telebras

       Telebrás and our subsidiaries’ Predecessor Companies, our legal predecessors, and our subsidiaries, respectively, are defendants in a number of legal proceedings and subject to certain other claims and contingencies relating to events prior to the Breakup of Telebrás. Liability for claims arising out of acts committed by the Predecessor Companies prior to the effective date of the spin-off of the cellular assets and liabilities of the Predecessor Companies to our subsidiaries remains with the Predecessor Companies, except for labor and tax claims (for which the Predecessor Companies and our subsidiaries are jointly and severally liable, as the case may be, by operation of law) and those liabilities with respect to which the Predecessor Companies had made specific accounting provisions prior to the Breakup of Telebrás, assigning them to our subsidiaries. Any claims against the Predecessor Companies which are not satisfied by the Predecessor Companies could result in claims against our subsidiaries to the extent that our subsidiaries have received assets which might have been used to settle those claims had they not been spun off from the Predecessor Companies. However, under the shareholders’ resolution pursuant to which the spin-off was effected, our subsidiaries have contribution rights against their Predecessor Companies with respect to the entire amount of any payments made by our subsidiaries in connection with any labor or tax claims brought against our subsidiaries and relating to acts committed by the Predecessor Companies prior to the effective date of the spin-off.

       We believe that the likelihood that claims of this kind will materialize and have a material adverse financial effect on us is remote.

        Litigation Related to Tax Credits

       Under certain conditions, Brazilian law permits companies to benefit from tax credits related to the amortization of goodwill. Despite this fact, an action was filed on December 16, 1999 against Anatel and the New Holding Companies, including us, that have undergone a corporate restructuring in connection with the Breakup of Telebrás and that recognized tax credits to offset premiums paid by their controlling shareholders at the time of their acquisition. We filed our answer in April, 2002. We do not think this action will succeed as we believe the restructuring was done in compliance with Brazilian law; however, based on the opinion of legal counsel, the chance of an unfavorable outcome is possible in this case.

       The extent of any potential liabilities in connection with this action will be determined in a separate but related lawsuit known as the “calculation of the award,” which will only take place if we are unsuccessful in its defense.

        Litigation Related to the Ownership of Caller ID

       In July 2002, we, together with other Brazilian mobile telecommunication operators, were named as defendants in an action filed by Lune Projetos Especiais Telecomunicação Comércio Ind. Ltda., or Lune, pursuant to which Lune claims to be the owner of patents relating to Equipamento Controlador de Chamadas Entrantes e do Terminal Telefônico, or Caller ID, and also that the mobile telecommunication operators are using the patent without proper authorization. Therefore, Lune demands that the operators cease to provide Caller ID services and that it should be indemnified for the unauthorized use of the Caller ID system, upon payment of fees received by the operators in consideration of the use of the system by their customers.

       Based on the opinion of our legal counsel, the chance of an unfavorable outcome is possible in this case. However the indemnification that is allegedly due from the mobile operators cannot be accurately calculated as of yet due to the fact that the cost of the caller ID service provided by the companies has never been separately calculated.

        Litigation Related to the Validity of the Minutes in the Prepaid Plans

       We are the defendant in a lawsuit brought by the federal public prosecutor’s office and an association for consumers’ protection which challenged the imposition of a deadline for the use of purchased prepaid minutes. The plaintiffs allege that any purchased prepaid minutes should not have a time limitation for usage.

       This lawsuit is still in its initial stages, but, based on external counsel’s opinion, we do not believe it will be resolved against our interests.

        Tax-Related

        Litigation Related to the Application to the ICMS

       Certain Brazilian state governments agreed to apply, effective July 1, 1998, the ICMS tax to certain service revenues, such as activation fees, and to make the application to such activation fees retroactive for the five years preceding June 30, 1998. We believe the extension of the ICMS tax to non-basic telecommunications services such as cellular activation is unlawful because:

  the state governments acted beyond the scope of their authority;

  their interpretation would subject certain services that are not telecommunications services to taxation; and

  new taxes may not be applied retroactively.

       Each of our subsidiaries filed suit with the Justice Court (Tribunal de Justiça do Estado) of the state in which it is located seeking injunctive relief from retroactive and prospective application of the ICMS tax to cellular activation fees, and each subsidiary obtained a temporary injunction relieving it from payment during the duration of the lawsuits. In April 2000, Telerj Celular obtained a favorable judicial decision and an important precedent from the Lower Justice Court of the state of Rio de Janeiro on this matter, prohibiting the assessment of ICMS tax on cellular activation fees. This decision was later confirmed by the court of appeals (Tribunal de Segunda Instância).

       Based upon advice from our legal counsel, we do not expect significant losses arising from this matter and therefore have not made provisions for the application of the ICMS tax on cellular activation. Five-year retroactive application of the ICMS cellular activation, if borne by us, would have a maximum material adverse impact on our financial condition and results of operations estimated at R$114.5 million. However, we do not believe that the retroactive application is probable. Moreover, we believe that the Predecessor Companies would be liable to our subsidiaries for any tax liability arising from the retroactive application. We do not believe that application of the ICMS tax to cellular activation fees, applied on a prospective basis, would have a material impact on our financial condition or results of operations. See Note 23 to our consolidated financial statements.

       In a recent decision in an action filed by Teleamazon Celular, another wireless operating company, the Higher Justice Court (Superior Tribunal de Justiça) determined that the ICMS tax could not be assessed on activation fees.

       Under the Lei Complementar No. 87/97, the amount of ICMS assessed upon the acquisition of goods as capital assets creates the right to a tax credit. All Brazilian states have guaranteed this right through their respective ICMS legislations. However, on February 2, 1999, the state of Rio de Janeiro promulgated the Lei Estadual No. 3,188 restricting this right to a tax credit, which was guaranteed by the Brazilian federal constitution, and the Lei Complementar No. 87/97. Through Lei Estadual No. 3,188, the state of Rio de Janeiro restricted the application of the ICMS tax credit by establishing that the credit should be taken over at a 1/60 monthly rate. Therefore, we were no longer allowed to expense the entire amount of ICMS tax credit at the date of purchase of such assets.

       Telerj Celular obtained a preliminary injunction from a court of first instance, allowing it to credit fully any ICMS tax assessed upon its acquisition of goods as capital assets. The preliminary injunction was confirmed in a final decision of the court of first instance, which was later confirmed by the court of appeals. This judgment is appealable at higher courts, the Tribunal de Justiça and the Supremo Tribunal Federal. However, as Telerj Celular’s outside advisors have classified the matter as a “remote loss case,” Telerj Celular has not made any provisions for the possibility of a reversal. The amount at stake was approximately R$29.1 million on December 31, 2002.

       Currently, as a result of changes brought by Lei Complementar No. 102/00, the expensing of the ICMS tax credit arising out of the acquisition of permanent assets should no longer be made entirely on the date of acquisition of these assets. Since then, the expensing has been made based on a monthly 1/48 fraction.

       Our cases regarding the ICMS tax in connection with the activation fees and the amortization of the ICMS tax credit are currently pending judgment by the Superior Tribunal de Justiça, however both of the cases have been classified by our legal counsel as “remote loss cases.”

        Litigation Related to the Application to the ICMS in Telest Celular S.A.

       On the advice of our external counsel, with regard to the litigation that arose out of the ICMS tax assessment made in 2002, our subsidiary Telest Celular S.A.created a provision of R$12.1 million.

       With regard to other litigation that arose out of the ICMS tax (related to telecommunication services and tax credits), Telest Celular S.A. created a provision of R$8.1 million, and classified the case as “possible loss.”

        Litigation Related to the Application of the COFINS and PIS

        On November 27, 1998, the method for calculating the PIS and COFINS social contributions was modified by Law no. 9,718, which increased the COFINS contribution rate from 2% to 3% and authorized the deduction of up to 1/3 of the amount due as COFINS from the amount due as CSLL. Since our subsidiaries had a negative tax calculation basis, they could not benefit from this deduction. Also, Law no. 9,718 indirectly increased the amounts of COFINS and PIS due by the subsidiaries by including finance revenues in their calculation basis.

       Based on our external counsel’s advice, we believe that this increase is unconstitutional because: (i) article 195 of the Brazilian constitution, which was effective when Law no. 9,718 was enacted, provided that the PIS contribution would only be levied on compensation of employees, revenues and profits; (ii) the Brazilian government resorted to an inadequate legal doctrine in order to increase the COFINS and PIS contributions, i.e., an ordinary statute was used instead of a supplementary one, which requires a greater quorum in order to be enacted; and (iii) the law was made effective before the expiration of the required 90-day waiting period.

       Telerj Celular and Telest Celular obtained injunctions allowing them to continue paying the COFINS and PIS contributions based on telecommunications services and sales revenues and to continue paying the COFINS contribution at a 2% rate. However, the injunctions were partially reversed by decisions that determined that the COFINS could be assessed at a 3% rate. Our subsidiaries have accordingly resumed the payment of COFINS at the 3% rate. Said decisions, however, remain valid with respect to the exclusion of finance revenues from the calculation basis of both contributions. Notwithstanding, they continue to dispute legally the COFINS and PIS increase and, if they win favorable judicial decisions, may recoup overpaid taxes.

        Litigation Related to the Passing on of the COFINS and PIS to Customers

       We, together with other telecommunication carriers, are defendants in a lawsuit brought by the federal public prosecutor’s office challenging our policy of passing on the COFINS and PIS costs to our customers by incorporating them into our charges.

       We are contesting the lawsuit on the basis that, according to our understanding, the COFINS and PIS are cost components of the services provided to our customers and, as such, should be incorporated into the price of these services, as is the practice throughout the telecommunications industry.

       We believe that the probability of success challenging this claim is very high. However, in the event that we do not succeed, we, our financial condition and our results of operations may be materially and significantly affected.

       Administrative Proceedings

       Our subsidiaries are also defendants in administrative proceedings amounting to R$49.5 million relating, among other issues, to (i) the failure to write off ICMS tax credits allegedly not eligible for expensing, (ii) the failure to collect ICMS in connection with revenues paid for services not strictly fitting the category of telecommunication services, (iii) the failure to collect ICMS in connection with calls made from administrative stations and testing calls made by employees, (iv) the alleged failure to collect the CSLL in full, and (v) other issues. Based on the opinion of our external counsel, we have not made any provision in connection with these proceedings.

        Other Litigation

       We are also party to certain legal proceedings arising in the normal course of business. Our reserve amounts are sufficient to cover our estimated losses due to adverse legal judgments. We believe that adverse judgments arising from these other legal proceedings would not have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy and Dividends

       In order to comply with the requirements of Law No. 10,303, on December 30, 2002, we had an Extraordinary Shareholders’ Meeting for holders of preferred shares, which approved the modifications to the distribution of dividends to the holders of preferred shares and another Extraordinary Shareholders’ Meeting, which approved the relevant changes to our by-laws. After that date, which included the dividends for the fiscal year ended 2002, holders of our preferred shares are entitled to receive 10% more per share than the dividends paid to the holders of our common shares.

       Under Brazilian corporate law, a company is permitted to suspend the payment of the mandatory dividend in respect of its common and preferred shares if:

  its board of directors, independent auditors and board of auditors report to the shareholders’ meeting that the distribution would be incompatible with the financial conditions of that company; and

  the shareholders ratify this conclusion at the shareholders' meeting. In this case,

    the board of executive officers would forward to the CVM, within five days of the shareholders’ meeting, an explanation for the suspension of the payment of the mandatory dividend; and

    the amounts which were not distributed are to be recorded as a special reserve, and, if not absorbed by losses in subsequent fiscal years, they must be distributed as dividends as soon as the financial condition of that company permits. Dividends may be distributed by us out of our retained earnings or accumulated profits in any given fiscal year.

       For the purposes of Brazilian corporate law, accumulated profits are defined as net income after the provision of income tax and social contribution for the relevant fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to warrants, income bonds, employees’ and management’s participation in a company’s profits.

       At each annual shareholders’ meeting, the board of directors is required to determine how net profits for the preceding fiscal year are to be allocated. Under Brazilian corporate law, we are required to maintain a statutory reserve, to which we must allocate 5% of our net profits for each fiscal year until the amount of such reserve equals 20% of our paid-in capital. Losses, if any, may be charged against the statutory reserve.

       Brazilian corporate law also provides for two additional discretionary allocations of net profits that are subject to approval by the shareholders at the annual shareholders’ meeting:

  first, a percentage of net profits may be allocated to the contingency reserve for anticipated losses that may be charged to it in future years. Any amount so allocated in a prior year must be either:

    reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur; or

    written off in the event that the anticipated loss occurs;

  second, if the amount of unrealized revenue exceeds the sum of (i) the statutory reserve and (ii) retained earnings, such excess may be allocated to the unrealized profit at the direction of the board of directors.

       Allocations may not hinder the payment of mandatory dividends. Unrealized revenue reserve is defined under Brazilian corporate law as the sum of:

  the share of equity earnings of affiliated companies, which is not paid as cash dividends; and

  profits as a result of income from operations after the end of the next succeeding fiscal year.

       The amounts available for distribution are determined on the basis of financial statements prepared in accordance with Brazilian corporate law, which differs from other financial statements such as our consolidated financial statements included in this annual report, which are prepared in accordance with Brazilian GAAP.

        Preferences of Preferred Shares

       On December 30, 2002, our extraordinary shareholders’ meeting approved certain amendments to our by-laws to reflect certain amendments to the Brazilian corporate law relating to the preemptive rights of our preferred shares. Pursuant to those amendments, holders of our preferred shares are entitled to receive dividends per share in an amount 10% greater than the dividends per share to holders of common shares. Therefore, distribution of dividends per year shall be as follows:

  first, we add to the number of preferred shares a 10% factor;

  second, we divide the dividends to be paid by the number obtained above added up to the number of common shares;

  the resulting amount will correspond to the dividends payable to common shares;

  thereafter, when we add 10% to this amount, we will find the amount of dividends payable to preferred shares.

       Preferred shares are entitled to priority in the receipt of equity, without premium, in case of liquidation. If the dividend to be paid to the holders of preferred shares is not paid for a period of three years, holders of preferred shares will be entitled to full voting rights until such time as that dividend is paid in full for any year.

        Payment of Dividends

       We are required by Brazilian law and by our by-laws to hold an annual shareholders’ meeting by April 30 of each year, at which, among other things, an annual dividend may be declared by a decision of our shareholders on the recommendation of our board of directors. The payment of annual dividends in any given year is based on the financial statements prepared for the preceding fiscal year ending December 31. Under Brazilian corporate law, dividends are required to be paid within 60 days of the annual shareholders’ meeting, or on the date determined at a shareholders’ meeting, but in any case prior to the end of the fiscal year in which such dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which time unclaimed dividends revert back to us. Because our shares are issued in book-entry form, dividends will be credited to the depositary, which is responsible for the delivery of the dividends to their respective holders. We are not required to adjust the amount of paid-in capital for inflation. Annual dividends may be paid to shareholders on a pro rata basis according to the date when the subscription price is paid to us.

       Our preferred shares underlying the ADSs are held in Brazil by a Brazilian custodian, Banco Itaú S.A., as the agent for The Bank of New York, as depositary, which is the registered owner of our shares.

       Payments of cash dividends and distributions, if any, will be made in reais to the Custodian on behalf of The Bank of New York, which will then convert those proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary for distribution to holders of ADRs. In the event that the Custodian is unable to immediately convert the reais received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by devaluations of the real that occur before such dividends are converted and remitted. Dividends in respect of our preferred shares paid to resident and non-resident shareholders, including holders of ADSs, are not currently subject to Brazilian withholding tax.

       Distribution and payment of dividends to holders of our preferred shares registered as of December 31, 2002 was approved at the annual general shareholders’ meeting held on March 25, 2003. The latest date for payment of these dividends is December 31, 2003.

	Year ended December 31,

	2000(1)		2001(2)		2002(3)		2003(4)

	R$ per	U.S.$ per	R$ per	U.S.$ per	R$ per	U.S.$ per	R$ per	U.S.$ per
	thousand	ADS	thousand	ADS	thousand	ADS	thousand	ADS

Common	0.23	-	0.23	-	0.20	-	0.0277	N.A.
Preferred	0.23	0.3921	0.23	0.2161	0.20	0.3300	0.0509	N.A.

__________________

(1)	We paid 2000 dividends on December 21, 2001.
(2)	We paid 2001 dividends on September 06, 2002.
(3)	We paid interim dividends on September 27, 2002.
(4)	Dividends to be paid relating to our 2002 fiscal year. Interest on shareholders' equity is R$0.0277 per thousand common and preferred shares. In addition, there is a complementary dividend in the amount of R$0.02315 per thousand preferred shares. These amounts will be paid until December 22, 2003.

B. Significant Changes

       Other than as disclosed in this annual report, no significant change has occurred since the date of our most recent audited financial statements.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

       The trading market for our common and preferred shares in Brazil is the Bolsa de Valores de São Paulo, or the São Paulo Stock Exchange. Brazilian private equity and debt instruments are principally traded on the São Paulo Stock Exchange.

       Our preferred shares began trading separately from any other security on the São Paulo Stock Exchange on September 21, 1998. The following table sets forth the reported high and low closing sale prices for the preferred shares on the São Paulo Stock Exchange for the periods indicated.

	Nominal reais per 1,000 preferred shares
	Low	High
1998
Annual	2.90	7.42
1999
Annual	3.60	14.30
2000
Annual	6.80	21.80
2001
Annual	5.10	10.50
First quarter	6.80	10.50
Second quarter	7.89	9.80
Third quarter	5.10	9.29
Fourth quarter	6.04	6.80
2002
Annual	5.67	6.90
First quarter	5.68	6.45
Second quarter	5.67	6.50
Third quarter	5.99	6.70
Fourth quarter	6.10	6.90
Last Six Months
December 2002	6.69	6.90
January 2003	6.22	6.75
February 2003	6.30	6.55
March 2003	6.55	6.90
April 2003	6.95	7.20
May 2003	7.10	7.40
June (until June 18)2003	6.80	7.29

       In the United States, our preferred shares trade in the form of ADSs, each representing 5,000 preferred shares issued by The Bank of New York, as depositary pursuant to a Deposit Agreement among us, the depositary and the registered holders and beneficial owners from time to time of ADRs. The ADSs commenced trading separately on the New York Stock Exchange on November 16, 1998 under the symbol “TSD.” At December 31, 2002, there were approximately 150 holders of record of our ADSs in the United States. The following table sets forth the reported low and high closing sales prices for ADSs on the New York Stock Exchange for the dates and periods indicated.

	U.S. dollars per ADS
	Low	High
1998
Annual	17.62	29.94
1999
Annual	12.87	40.37
2000
Annual	17.25	62.25
2001
Annual	10.60	26.25
First quarter	17.50	26.25
Second quarter	17.60	21.50
Third quarter	10.60	19.71
Fourth quarter	11.00	13.41
2002
Annual	7.70	13.40
First quarter	11.80	13.40
Second quarter	10.20	12.33
Third quarter	7.90	11.51
Fourth quarter	7.70	9.58
Last Six Months
December 2002	8.83	9.58
January 2003	8.60	9.99
February 2003	8.60	8.85
March 2003	8.75	9.95
April 2003	10.70	12.12
May 2003	11.71	12.80
June (until June 18)2003	11.80	11.95

B. Plan of Distribution

Not applicable.

C. Markets

Trading on the São Paulo Stock Exchange

       The São Paulo Stock Exchange, or BOVESPA, is a non-profit entity owned by its member brokerage firms. Trading on this exchange is limited to member brokerage firms and a limited number of authorized nonmembers.

       Since April 7, 2003, the São Paulo Stock Exchange has open outcry trading sessions each day, from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 4:45 p.m. Trading is also conducted from 10:00 a.m. to 5:00 p.m. on an automated system on the São Paulo Stock Exchange. On September 20, 1999, the São Paulo Stock Exchange launched the After-Market, with the objective of expanding business opportunities and offering investors a more flexible trading schedule. After-Market trading takes place from 5:45 p.m. to 7:00 p.m. All stocks traded during the regular trading session of the day may be traded on the After-Market. However, only cash market trading via the São Paulo Stock Exchange’s electronic trading system is allowed. The maximum variation allowed for stock prices, whether positive or negative, corresponds to 2% in relation to the closing price at the regular trading session.

       In order to better control volatility, the São Paulo Stock Exchange has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever its indices fall below the limits of 10% in relation to the index registered in the previous trading session.

       There are no specialists or market makers for our shares on the São Paulo Stock Exchange. Trading in securities listed on the São Paulo Stock Exchange may be effected off the Exchange in certain circumstances, although such trading is very limited.

       Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of a separate clearinghouse, which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for the São Paulo Stock Exchange is Companhia Brasileira de Liquidação e Custódia S.A. – CBLC, which is wholly owned by that Exchange.

       At December 31, 2002, the aggregate market capitalization of the 399 companies listed on the São Paulo Stock Exchange was approximately U.S.$124.0 billion. Although all the outstanding shares of an exchange-listed company may trade on the São Paulo Stock Exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. For this reason, data showing the total market capitalization of the São Paulo Stock Exchange tends to overstate the liquidity of the Brazilian equity securities market.

       The Brazilian equity market is relatively small and illiquid compared to major world markets. In 2002, the combined monthly trading volumes on the São Paulo Stock Exchange averaged approximately U.S.$4.1 billion. In 2002, the 10 most actively traded issues represented approximately 56.51% of the total trading in the cash market on the São Paulo Stock Exchange. Trading on the São Paulo Stock Exchange by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

Regulation of Brazilian Securities Markets

       The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, by the Conselho Monetário Nacional, or CMN, the National Monetary Counsel and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law No. 6,385, as amended, known as the Brazilian Securities Law, and by the Brazilian corporate law.

       Law No. 10,303 of December 31, 2001 amended the Brazilian corporate law and the Brazilian Securities Law. Consequently, some major modifications resulted for the businesses of the publicly traded companies.

       Among the changes, Law No. 10,303, along with Executive Order No. 8 and Decree No. 3.995, all dated October 31, 2001, provided that the CVM was to have the scope of its authority altered and expanded. Additionally, CVM’s positioning in the regulatory hierarchy as well as its autonomy were modified.

       The modifications include changes in the proportions of common and preferred shares, new rules for the issuance of debentures, other parameters governing the exercise of the right of withdrawal, duties and powers of the members of the board of auditors and the board of directors, and the ability of publicly traded companies to make publications available over the Internet. Also provided is the pooling agreement, the so-called block voting by which the shareholders agree during a prior meeting on the direction of the votes that will be cast at the general meetings. The purpose of this type of vote is to prevent any possible individual dissidents or interests from harming corporate interests.

       The period established for companies to adapt their by-laws is one year from the publication of the law on November 1, 2001. Our shareholders held a general shareholders’ meeting on December 30, 2002, where they addressed these modifications in our by-laws.

       The CVM, which is the agency in charge of regulating the market, now handles some functions that were reserved to the Banco Central, for example, the regulation and organization of the futures and commodities markets.

       Under the Brazilian corporate law, a company is either public, a companhia aberta, such as our company, or private, a companhia fechada. All public companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on the São Paulo Stock Exchange or on the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. In order to be listed on the Brazilian stock exchanges, a company must apply for registration with the CVM and the stock exchange. Once the stock exchange lists a company and the CVM accepts its registration as a public company, its securities may start to be traded.

       Trading in securities on the São Paulo Stock Exchange may be suspended at the request of a company in anticipation of a material announcement. Trading in the securities of a particular company may also be suspended on the initiative of the São Paulo Stock Exchange or the CVM due to, among other reasons, a belief that the company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the São Paulo Stock Exchange.

       The Brazilian securities law, the Brazilian corporate law and the regulations issued by the CVM, the CMN and the Central Bank provide, among other things, disclosure requirements and restrictions on insider trading, price manipulation and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in some other jurisdictions.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

       The following summarizes certain material provisions of our by-laws and Brazilian law, the main bodies of regulation governing us. Copies of our by-laws have been filed as exhibits to this annual report on Form 20-F.

Register

       Our by-laws were filed with the Public Registry of the state of Rio de Janeiro (“JUCERJ”) on April 16, 2003 under company number (NIRE) 3330026819-7. Article 5 of our by-laws will be amended as a result of the capital increase determined by the Board of Directors of Tele Sudeste at its March 31, 2003 meeting, which was registered with JUCERJ under n. 00001314082.

Objectives and Purposes

       Article 2 of our by-laws provides that our corporate purpose is to:

  exercise the control of operating companies which provide cellular mobile telecommunications services, personal mobile services and other services in conformity with the concessions, authorizations and permissions that have been granted to us;

  promote, through our subsidiaries or controlled companies, the expansion and implementation of the telecommunications services within our concessions, authorizations and permissions;

  promote, carry out and direct the financing of capital from internal or external sources to be used by us or our controlled companies;

  promote, carry out and encourage study and research activities aimed at the development of the telecommunications sector;

  perform, through our subsidiaries and affiliated companies, specialized technical services related to the telecommunications sector;

  promote, encourage, carry out and coordinate, through our subsidiaries or controlled companies, the development and training of personnel necessary to perform activities in the telecommunications sector;

  carry out and promote the import of goods and services for the operations of our subsidiaries and controlled companies;

  execute other activities connected or related to our objective;

  participate in the equity capital of other companies; and

  trade equipment and materials necessary or useful for providing telecommunications services.

Directors

       Following is a description of some of the provisions of our by-laws concerning the members of our board of directors:

  Pursuant to Article 17, the board of directors has the power to approve investments and acquisition of assets, assume any obligation and execute contracts not included in the budget for an amount exceeding R$300 million, the public issuance of promissory notes, and the acquisition of our shares for cancellation or deposit with a custodian; and

  Pursuant to Article 13, 2nd paragraph, the board of directors has the power to apportion the global remuneration set forth by the shareholders’ meeting between the directors and the executive officers.

       Pursuant to Brazilian corporate law, each member of the board of directors must have at least one share of our capital stock to be elected as a director. There are no provisions in our by-laws with respect to:

  age limits for retirement of directors; and

  anti-takeover mechanisms or other procedures designed to delay, defer or prevent changes in our control.

       Although there are no provisions in our by-laws with respect to the following, they are regulated by Brazilian corporate law and CVM regulations:

  a director's power to vote on proposals in which the director is materially interested; a director's power to vote compensation to him or herself in the absence of an independent quorum;

  borrowing powers exercisable by the directors;

  required shareholding for director qualification; and

  disclosure of share ownership.

Rights Attaching to Shares

        Dividend Rights

       See “Item 8A. Consolidated Statements and Other Financial Information—Dividend Policy and Dividends,” and “—Payment of Dividends.”

        Voting Rights

       Each common share entitles the holder to one vote at meetings of shareholders. Our preferred shares do not entitle the holder to vote except as discussed in our by-laws in Articles 7, 9 and 10. Holders of our preferred shares are each entitled to attend or to address meetings of shareholders and to elect members of our board of directors according to Article 141, fourth paragraph, II, and Article 141, fifth paragraph, of Law No. 6,404/76, as amended by Article 8, fourth paragraph of Law No. 10,303/01.

       One of the members of our board of auditors and his or her alternative are elected by majority vote of the holders of our preferred shares present at the annual meeting of shareholders at which members of the board of auditors are elected.

       Brazilian corporate law provides that certain non-voting shares, such as our preferred shares, acquire voting rights in the event we fail for three consecutive fiscal years to pay the mandatory dividend to which such shares are entitled, until such payment is made.

       Our preferred shares are entitled to full voting rights in the event that we fail to pay the mandatory dividends to which they are entitled for three consecutive years, and with respect to:

  the approval of any long-term contract between us and our controlled subsidiaries, on the one hand, and any controlling shareholder or that shareholder’s affiliates and related parties, on the other hand; and

  changes/eliminations of certain rights and obligations as provided for in our by-laws.

       Any change in the preference, benefits, conditions of redemption and amortization of our preferred shares, or the creation of a class of shares having priority or preference over our preferred shares, would require the approval of holders of a majority of our outstanding preferred shares at a special meeting of holders of our preferred shares. Such a meeting would be called by publication of a notice in the state’s official gazette and two other Brazilian gazettes, as determined by the shareholders, at least thirty days prior to the meeting, but would not generally require any other form of notice.

       In any circumstances in which holders of our preferred shares are entitled to vote, each preferred share will entitle the holder to one vote.

        Meeting of Shareholders

       According to Brazilian law, shareholders must be previously convoked in order for a general or extraordinary shareholders’ meeting to be installed. The convocation must be published in the state’s official gazette and two other gazettes, as determined by the shareholders, at least 15 days prior to the meeting’s scheduled date. If the first meeting is not installed for some reason, the second convocation must be published at least eight days before the second meeting date.

       On the first call, meetings may only be installed with a minimum quorum of one-fourth of the holders of voting shares. Extraordinary meetings, whose objective is the amendment of the by-laws, may only be installed on the first call with a minimum of two-thirds of the voting capital present. In addition, some decisions require the approval of at least one-half of the holders of voting shares (qualified quorum). On a second call, the meetings are installed regardless of quorum.

        Preemptive Rights

       Each of our shareholders has a general preemptive right to subscribe for shares in any capital increase in proportion to its shareholding. A minimum period of 30 days following the publication of notice of the capital increase is allowed for the exercise of the right.

       In the event of a capital increase, which would maintain or increase the proportion of capital represented by our preferred shares, holders of ADSs, or of our preferred shares, would have preemptive rights to subscribe only to our newly issued preferred shares. In the event of a capital increase, which would reduce the proportion of capital represented by our preferred shares, holders of ADSs, or of our preferred shares, would have preemptive rights to subscribe to our preferred shares in proportion to their shareholdings and to our common shares only to the extent necessary to prevent dilution of their interest.

       Preemptive rights to purchase shares may not be offered to U.S. holders of our ADSs unless a registration statement under the Securities Act is effective with respect to the shares underlying those rights, or an exemption from the registration requirements of the Securities Act is available. Consequently, if you are a holder of our ADSs who is a U.S. person or is located in the United States, you may be restricted in your ability to participate in the exercise of preemptive rights.

        Right of Redemption

       Brazilian corporate law provides for the right of redemption to minority shareholders under certain circumstances.

       The right of a dissenting shareholder to seek redemption arises in case our shareholders representing more than 50% of the voting shares, common shares or preferred shares, as applicable, decide to:

  change the preference of our preferred shares or to create a class of shares having priority or preference over our preferred shares, except if such actions are expressly permitted in the by-laws at the time of their adoption by our shareholders;

  change the preference of our preferred shares, any right they carry, their amortization or redemption rights, or to create a class of shares having priority or preference over our preferred shares;

  reduce the mandatory distribution of dividends;

  change our corporate purposes;

  transfer all of our shares to another company in order to make us a wholly owned subsidiary of that company;

  approve the acquisition of another company, the price of which exceeds certain limits set forth in Brazilian corporate law;

  participate in a group of companies if certain liquidity standards are not met according to the Brazilian corporate law as amended by Law No. 10,303/01;

  merge or consolidate us with another company if certain liquidity standards are not met according to the Brazilian corporate law as amended by Law No. 10,303/01; and

  cisão, or split-up, Tele Sudeste, according to the Brazilian corporate law, as amended by Law No. 10,303/01, in any of the following situations: (i) reduction of minimum dividends; (ii) participation in a group of companies; or (iii) change of our corporate purposes, except in case the company receiving our assets has a corporate purpose substantially identical to ours.

       The right to redemption lapses 30 days after publication of the minutes of the relevant shareholders’ meeting or, whenever the resolution requires the approval of the holders of our preferred shares by vote taken in a special meeting of a majority of the holders of our preferred shares affected by the resolution, within 30 days from the publication of the minutes of that special meeting. We would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of those rights if the redemption of shares of dissenting shareholders would jeopardize our financial stability.

       Unless otherwise provided in our by-laws, which is not the case, shares are redeemable at their book value, determined on the basis of the last annual balance sheet approved by the shareholders. If the shareholders’ meeting giving rise to redemption rights occurs more than 60 days after the date of the last annual balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is as of a date within 60 days of such shareholders’ meeting.

        Form and Transfer

       Our shares are maintained in book-entry form with a transfer agent, Banco ABN-AMRO Real S.A., and the transfer of our shares is made in accordance with the applicable provision of Brazilian corporate law, which provides that a transfer of shares is effected by an entry made by the transfer agent on its books, debiting the share account of the seller and crediting the share account of the purchaser against presentation of a written order of the seller or judicial authorization or order in an appropriate document which remains in the possession of the transfer agent. Our preferred shares underlying our ADSs are registered on the records of BOVESPA in the name of The Bank of New York, as depositary of the ADSs.

       Transfers of shares by a foreign investor are made in the same way and executed by such investor’s local agent on the investor’s behalf except that, if the original investment was registered with the Central Bank of Brazil under the Brazilian foreign investment in capital markets regulations, the foreign investor should also seek amendment, if necessary, through its local agent, of the certificate of registration to reflect the new ownership.

       BOVESPA operates a central clearing system. A holder of our shares may choose, at its discretion, to participate in this system. All shares elected to be put into the system will be deposited in custody with the relevant stock exchange through a Brazilian institution duly authorized to operate by the Central Bank of Brazil and having a clearing account with the relevant stock exchange. The fact that such shares are subject to custody with the relevant stock exchange will be reflected in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the relevant stock exchange and will be treated in the same way as registered shareholders.

C. Material Contracts

       On December 10, 2002, Telerj Celular entered into an authorization agreement with Anatel, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the state of Rio de Janeiro. The authorization replaces the concession agreement entered into with Anatel on November 4, 1997, and authorizes Telerj Celular to provide SMP services until November 30, 2005. It may be renewed for an additional term of fifteen years upon payment of 2% of Telerj Celular’s net revenues from usage charges in its region in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, Telerj Celular was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunication services in the region covered thereby.

       On December 10, 2002, Telest Celular entered into an authorization agreement with Anatel, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the state of Espíritio Santo. The authorization replaces the concession agreement entered into with Anatel on November 4, 1997, and authorizes Telest Celular to provide SMP services until November 30, 2008. It may be renewed for an additional term of fifteen years upon payment of 2% of Telest Celular’s net revenues from usage charges in its region in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, Telest Celular was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunication services in the region covered thereby.

D. Exchange Controls

       There are no restrictions on ownership of preferred shares or common shares by individuals or legal entities domiciled outside of Brazil.

       The right to convert dividend or interest payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank and the CVM. Such restrictions on the remittance of foreign capital abroad may hinder or prevent the custodian for the preferred shares represented by ADSs or holders of preferred shares from converting dividends, distributions or the proceeds from any sale of these preferred shares into U.S. dollars and remitting the U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval to convert Brazilian currency payments on the preferred shares underlying the ADSs and to remit the proceeds abroad.

       Resolution No. 1,927 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It restates and amends Annex V to Resolution No. 1,289 of the National Monetary Council, known as the Annex V Regulations. The ADS program was approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls, and holders of the ADSs are entitled to favorable tax treatment. See “—Taxation—Brazilian Tax Considerations.”

       Under Resolution 2,689 of the CMN, foreign investors registered with the CVM may buy and sell Brazilian securities, including the preferred shares, on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Registration is available to qualified foreign investors, which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions and other institutions that meet certain minimum capital and other requirements. Resolution 2,689 also extends favorable tax treatment to registered investors. See “—Taxation—Brazilian Tax Considerations.”

       Pursuant to Resolution 2,689, foreign investors must: (i) appoint at least one representative in Brazil with the ability to perform actions regarding the foreign investment; (ii) complete the appropriate foreign investor registration form; (iii) obtain registration as a foreign investor with CVM; and (iv) register the foreign investment with the Central Bank.

       The securities and other financial assets held by a foreign investor pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or by the CVM or be registered in register, clearing and custody systems authorized by the Central Bank or by the CVM. In addition, the trading of securities is restricted to transactions carried out on the stock exchanges or over-the-counter markets licensed by the CVM.

Registered Capital

       Amounts invested in preferred shares by a non-Brazilian holder who qualifies under Resolution 2,689 and obtains registration with the CVM, or by the depositary representing an ADS holder, are eligible for registration with the Central Bank. This registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through, dispositions of the preferred shares. The registered capital per preferred share purchased in the form of an ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The registered capital per preferred share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the most preferred shares were traded on the day of withdrawal or (ii) if no preferred shares were traded on that day, the average price on the Brazilian stock exchange on which the most preferred shares were traded in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Central Bank on these dates.

       A non-Brazilian holder of preferred shares may experience delays in effecting Central Bank registration, which may delay remittances abroad. This delay may adversely affect the amount in U.S. dollars, received by the non-Brazilian holder.

       A certificate of registration has been issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. Pursuant to the certificate of registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the depositary’s certificate of registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of registration with the Central Bank. Thereafter, any holder of preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares, unless the holder is a duly qualified investor under Resolution 2,689 or obtains its own certificate of registration. A holder that obtains a certificate of registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “—Taxation—Brazilian Tax Considerations.”

       If the holder does not qualify under Resolution 2,689 by registering with the CVM and the Central Bank and appointing a representative in Brazil, the holder will be subject to less favorable Brazilian tax treatment than a holder of ADSs. Regardless of qualification under Resolution 2,689, residents in tax havens are subject to less favorable tax treatment than other foreign investors. See “—Taxation—Brazilian Tax Considerations.”

       Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the federal government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. There can be no assurance that the federal government will not impose similar restrictions on foreign repatriations in the future. See “Item 3D. Risk Factors—Risks Relating to Brazil.”

E. Taxation

       The following discussion contains a description of the material Brazilian and United States federal income tax consequences of the purchase, ownership and disposition of preferred shares or ADSs by a holder, also called a U.S. holder, that is for U.S. federal income tax purposes a citizen or resident of the United States of America, a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States of America or any state thereof, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust, if a court within the United States of America is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

       This description does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors. In particular, this summary deals only with U.S. holders that will hold preferred shares or ADSs as capital assets and does not apply to certain classes of U.S. holders, such as holders of 10% or more of our voting shares, financial institutions, tax-exempt organizations, insurance companies, dealers in securities or currencies, securities traders who elect to account for their investment in preferred shares or ADSs on a mark-to-market basis, persons holding preferred shares or ADSs as part of a “straddle,” “hedging transaction” or “conversion transaction,” and persons that have a “functional currency” other than the U.S. dollar.

       This summary is based upon tax laws of Brazil and the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. You should consult your own tax advisors as to the Brazilian, United States or other tax consequences of the purchase, ownership and disposition of preferred shares or ADSs, including, in particular, the effect of any non-U.S., state or local tax laws.

       Although there is presently no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs.

Brazilian Tax Considerations

       The following discussion mainly summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by a U.S. holder not deemed to be domiciled in Brazil for Brazilian tax purposes (a “U.S. holder”). This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult its own tax advisor about the Brazilian tax consequences of investing in preferred shares or ADSs.

        Taxation of Dividends

       Dividends paid by us in cash or in kind from profits generated on or after January 1, 1996 (i) to the depositary in respect of preferred shares underlying ADSs or (ii) to a U.S. holder or non-Brazilian holder in respect of preferred shares will generally not be subject to Brazilian withholding tax. We do not have any undistributed profits generated before January 1, 1996.

        Distributions of Interest on Capital

       Brazilian corporations may make payments to shareholders characterized as interest on capital as an alternative form of making dividend distributions. The rate of interest may not be higher than the federal government’s long-term interest rate, or the TJLP, as determined by the Central Bank from time to time (11% per annum for the three-month period beginning January 2003). The total amount distributed as interest on capital may not exceed the greater of (i) 50% of net income (before taking the distribution and any deductions for income taxes into account) for the year in respect of which the payment is made or (ii) 50% of retained earnings for the year prior to the year in respect of which the payment is made. Payments of interest on capital are decided by the shareholders on the basis of recommendations of the company’s board of directors.

       Distributions of interest on capital paid to Brazilian and non-Brazilian holders of preferred shares, including payments to the depositary in respect of preferred shares underlying ADSs, are deductible by us for Brazilian corporate income tax purposes. These payments to U.S. holders or non-Brazilian holders are subject to Brazilian withholding tax at the rate of 15%. If the recipient of the payment is domiciled in a tax haven jurisdiction (i.e., a country that does not impose any income tax or that imposes tax at a rate of less than 20%), the rate will be 25%.

       No assurance can be given that our board of directors will not recommend that future distributions of profits will be made by means of interest on capital instead of by means of dividends.

       Amounts paid as interest on capital (net of applicable withholding tax) may be treated as payments in respect of the dividends we are obligated to distribute to our shareholders in accordance with our by-laws (estatutos) and the Brazilian corporate law. Distributions of interest on capital in respect of the preferred shares, including distributions to the depositary in respect of preferred shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

        Taxation of Gains

       Gains realized outside Brazil by a U.S. holder or a non-Brazilian holder on the disposition of ADSs or preferred shares to another U.S. holder or non-Brazilian holder are not subject to Brazilian tax.

       Gains realized by a U.S. holder or a non-Brazilian holder on dispositions of preferred shares in Brazil or in transactions with Brazilian residents may be free of Brazilian tax, taxed at a rate of 20% or taxed at a rate of 15%, depending on the circumstances.

       Gains on the disposition of preferred shares obtained upon cancellation of ADSs are not taxed in Brazil if the disposition is made and the proceeds are remitted abroad within five business days after cancellation, unless the investor is a resident of a jurisdiction that, under Brazilian law, is deemed to be a tax haven.

       Gains realized through transactions with Brazilian residents or through transactions in Brazil off the Brazilian stock exchanges are generally subject to tax at a rate of 15%.

       Gains realized through transactions on Brazilian stock exchanges are generally subject to tax at a rate of 20%, unless the investor is entitled to tax-free treatment for the transaction under Resolution 2,689 of the National Monetary Council Regulations, described immediately below.

       Resolution 2,689, which as of March 31, 2000 superseded the Annex IV Regulations that previously provided tax benefits to foreign investors, extends favorable tax treatment to a U.S. holder or non-Brazilian holder of preferred shares who has (i) appointed a representative in Brazil with power to take action relating to the investment in preferred shares, (ii) registered as a foreign investor with the CVM and (iii) registered its investment in preferred shares with the Central Bank. Under Resolution 2,689, securities held by foreign investors must be maintained under the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the CVM. In addition, the trading of securities is restricted under Resolution 2,689 to transactions on Brazilian stock exchanges or qualified over-the-counter markets. Investors previously holding preferred shares under the Annex IV Regulations were required to bring their investments into conformity with Resolution 2,689 by June 30, 2000. The preferential treatment generally afforded under Resolution 2,689 and afforded to investors in ADSs is not available to residents of tax havens.

       There can be no assurance that the current preferential treatment for U.S. holders and non-Brazilian holders of ADSs and U.S. holders and non-Brazilian holders of preferred shares under Resolution 2,689 will be maintained.

       Gain on the disposition of preferred shares is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency, without any correction for inflation. The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank. See “—Exchange Controls—Registered Capital.”

       Under current law, the tax rate for transactions on a Brazilian stock exchange is 20% for transactions occurring on or after January 1, 2002. Brazil’s tax treaties do not grant relief from taxes on gains realized on sales or exchanges of preferred shares.

       Gains realized by a U.S. holder and non-Brazilian holder upon the redemption of preferred shares will be treated as gains from the disposition of such preferred shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 15%.

       Any exercise of preemptive rights relating to the preferred shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to the preferred shares will be treated differently for Brazilian tax purposes depending on (i) whether the sale or assignment is made by the depositary or the investor and (ii) whether the transaction takes place on a Brazilian stock exchange. Gains on sales or assignments made by the depositary on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales or assignments may be subject to tax at rates up to 15%.

       The deposit of preferred shares in exchange for the ADSs is not subject to Brazilian income tax if the preferred shares we registered under Resolution 2,689 and the respective holder is not in a tax haven jurisdiction. If the preferred shares are not so registered or the holder is in a tax haven jurisdiction, the deposit of preferred shares in exchange for ADSs may be subject to Brazilian capital gains tax at a rate of 15%.

       The withdrawal of preferred shares in exchange for ADSs is not subject to Brazilian tax. On receipt of the underlying preferred shares, a U.S. holder or non-Brazilian holder entitled to benefits under Resolution 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described above, under “—Exchange Controls—Registered Capital.” If a U.S. holder or non-Brazilian holder does not qualify under Resolution 2,689, he will be subject to the less favorable tax treatment described above with respect to exchanges of preferred shares.

        Other Brazilian Taxes

       There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant state to individuals or entities that are resident or domiciled within this state in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs.

       A financial transaction tax, or the IOF tax, may be imposed on a variety of transactions, including the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest). The IOF tax rate on such conversions is currently 0%, but the minister of finance has the legal power to increase the rate to a maximum of 25%. Any increase will be applicable only prospectively.

       The IOF may also be levied on transactions involving bonds or securities, or IOF/Títulos, even if the transactions are effected on Brazilian stock, futures or commodities exchanges. The rate of the IOF/Títulos with respect to preferred shares and ADSs is currently 0%. The minister of finance, however, has the legal power to increase the rate to a maximum of 1.5% of the amount of the taxed transaction per each day of the investor’s holding period, but only to the extent of gain realized on the transaction and only on a prospective basis.

       In addition to the IOF tax, a second, temporary tax that applies to the removal of funds from accounts at banks and other financial institutions, or the CPMF tax, will be imposed on distributions in respect of ADSs at the time these distributions are converted into U.S. dollars and remitted abroad by the Custodian. The CPMF tax was to expire in June 2002, but was extended until December 31, 2004. It is currently imposed at a rate of 0.38%. This rate will continue until December 31, 2003. After that date, the rate will be decreased to 0.08% beginning on January 1, 2004. From July 13, 2002, transactions conducted through the Brazilian stock exchanges in current accounts specified for stock exchange transactions are exempt from the CPMF tax.

U.S. Federal Income Tax Considerations

       The following is a description of the material United States federal income tax consequences of the ownership and disposition of the preferred shares or ADSs by U.S. Holders, as defined below. This summary is based on the Internal Revenue Code of 1986, as amended (referred to herein as the Code), final, temporary and proposed Treasury regulations, administrative pronouncements and judicial interpretations thereof, all of which are subject to change (possibly with retroactive effect), and to different interpretations. It is also based in part on representations by the depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. This discussion deals only with preferred shares and ADSs held as capital assets. It does not discuss all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as certain financial institutions, insurance companies, tax-exempt entities, dealers in securities or foreign currencies, partnerships and other pass-through entities, investors liable for the alternative minimum tax, persons who hold preferred shares or ADSs as part of an integrated investment (including a straddle) comprised of a preferred share or ADS and one or more other positions for tax purposes, persons whose functional currency is not the U.S. dollar or persons who actually or constructively own (directly or indirectly) 10% or more of our voting stock. Holders of preferred shares or ADSs should consult their own tax advisors with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any states or local or foreign taxing jurisdiction.

       As used herein, the term “U.S. Holder” means a beneficial owner of preferred shares or ADSs that is, for United States federal income tax purposes, (1) a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for United States federal income tax purposes) organized under the laws of the United States or of any political subdivision thereof, (3) an estate the income of which is subject to United States federal income taxation regardless of its source, or (4) a trust (i) if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

       In general, for United States federal income tax purposes, holders of American depositary receipts evidencing ADSs will be treated as the beneficial owners of the preferred shares represented by those ADSs. Deposits and withdrawals of preferred shares in exchange for ADSs will not result in the realization of gain or loss for United States federal income tax purposes.

        Taxation of Dividends

       Subject to the discussion under “—Passive Foreign Investment Company Rules” below, distributions (including the amount of any Brazilian taxes withheld therefrom) paid in respect of the preferred shares or ADSs, including distributions paid in the form of payments of interest on capital for Brazilian tax purposes, will constitute foreign source dividends includible as ordinary income for U.S. federal income tax purposes to the extent such distributions are made from our current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. To the extent, if any, that the amount of any distribution exceeds our current and accumulated earnings and profits as so computed, it will first reduce the U.S. Holder’s tax basis in its preferred shares or ADSs to the extent thereof and, to the extent in excess of the U.S. Holder’s tax basis, will be treated as capital gain.

       The amount of a distribution paid in reais will be measured by reference to the spot rate for converting reais into U.S. dollars in effect on the date the distribution is received by the depositary, or by a U.S. Holder, in the case of a holder of preferred shares. If the depositary (or U.S. Holder, in the case of a holder of preferred shares) does not convert such reais into U.S. dollars at the spot rate in effect on the date it receives them, it is possible that the U.S. Holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code.

       Subject to certain limitations and restrictions, U.S. Holders will be entitled to a credit against its United States federal income tax liability, or a deduction in computing its United States federal taxable income, for Brazilian income taxes withheld by us. The limitation on foreign taxes eligible for credit is determined separately with respect to specific classes of income. For this purpose, dividends paid by us with respect to the preferred shares or ADSs will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income.” The U.S. Treasury Department has expressed concerns that parties to whom depositary shares such as the ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of such ADSs. Accordingly, the analysis of the creditability of Brazilian taxes described above could be affected by future actions that may be taken by the U.S. Treasury.

        Taxation of Capital Gains

       Subject to the discussion under “—Passive Foreign Investment Company Rules” below, upon a sale or exchange of preferred shares or ADSs, a U.S. Holder will recognize capital gain or loss for United States federal income purposes equal to the difference, if any, between the amount realized on the sale or exchange and the U.S. Holder’s adjusted tax basis in the preferred shares or ADSs. This gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the preferred shares or ADSs exceeds one year. The deductibility of capital losses is subject to limitations under the Code. The gain or loss generally will be treated as U.S. source income or loss. Consequently, if a Brazilian withholding tax is imposed on the sale or disposition of preferred shares or ADSs, and a U.S. Holder does not receive significant foreign source income from other sources, such U.S. Holder may not be able to derive effective United States foreign tax credit benefits in respect of such Brazilian withholding tax. If a Brazilian tax is withheld on the sale or disposition of preferred shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See “—Brazilian Tax Considerations—Taxation of Gains” for a description of when a disposition may be subject to taxation by Brazil.

        Passive Foreign Investment Company Rules

       We believe that we will not be considered a “passive foreign investment company,” or PFIC, for United States federal income tax purposes. However, because the determination of whether the preferred shares or ADSs constitute shares of a PFIC will be based upon the composition of our income and assets, and entities in which we hold at least a 25% interest, from time to time, there can be no assurance that the preferred shares or ADSs will not be considered shares of a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a United States Holder held a preferred share or ADS, certain adverse consequences could apply to the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply to a U.S. Holder and additional tax form filing requirements. U.S. Holders are urged to consult their tax advisors regarding the consequences to them if we were considered to be a PFIC as well as the availability and advisability of making an election to avoid the adverse United States federal income tax consequences of PFIC status should we be classified as a PFIC for any taxable year.

        Information Reporting and Backup Withholding

       Information returns may be filed with the Internal Revenue Service in connection with distributions on the preferred shares or ADSs and the proceeds from their sale or other disposition. A U.S. Holder may be subject to United States backup withholding tax on these payments if such U.S. Holder fails to provide its taxpayer identification number or comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder’s United States federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

F. Dividends and Paying Agents

       Not applicable.

G. Statement of Experts

       Not applicable.

H. Documents on Display

       We are subject to the information requirements of the Exchange Act, except that, as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the Commission. Reports and other information filed or furnished by us with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission’s Regional Offices at 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may also inspect these reports and other information at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed.

       In addition, the Commission maintains a website that contains information filed electronically, which can be accessed over the Internet at http://www.sec.gov.

       We also file financial statements and other periodic reports with the CVM. Copies of our annual report on Form 20-F and documents referred to in this annual report and our by-laws will be available for inspection upon request at our offices at Praia de Botafogo, 501, 7º andar, 22250-040 Rio de Janeiro, RJ, Brazil.

I. Subsidiary Information

       Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

       We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We are exposed to foreign currency exchange rate risk because certain of our costs (mostly interest on debt, capital expenditures and the purchase of handsets) are all or partially denominated in currencies (primarily the U.S. dollar) other than those in which we earn revenues (primarily the real). Similarly, we are subject to market risk deriving from changes in interest rates, which may affect the cost of our financing.

       We have entered into derivative instruments, such as foreign currency forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks. We do not hold or issue derivative or other financial instruments for trading purposes.

Exchange Rate Risk

       The principal foreign exchange rate risk faced by us arises from our U.S. dollar-denominated indebtedness. At December 31, 2002, we had R$460.5 million of indebtedness (equivalent to U.S.$130.3 million at a rate of U.S.$1 = R$3.5333, the closing exchange rate on December 31, 2002). Our revenues are earned almost entirely in reais. We have no material U.S. dollar-denominated assets. At December 31, 2002, all of our U.S. dollar-denominated indebtedness was covered by long positions of derivative agreements. Under those derivative agreements, our subsidiaries’ U.S. dollar-denominated obligations are swapped for real-denominated obligations bearing interest at rates linked to the Certificado de Depósito Interbancário (Interbank Deposit Certificate), or CDI. At December 31, 2002, all of our U.S. dollar fixed- and floating-rate loans are converted to floating-rate loans through our derivative transactions. Also, 95% of our other U.S. dollar liabilities were also covered by derivative agreements. At December 31, 2002, we recorded financial income from foreign currency derivative transactions of R$221.0 million against financial expenses from monetary and foreign exchange variations of approximately R$238.1 million.

       Taking into account the effects of our derivative contracts and assuming that maturing positions are renewed, a hypothetical, instantaneous and unfavorable 10% change continuing for more than one year in foreign currency exchange rates as of December 31, 2002 would represent a foreign exchange loss of approximately R$0.7 million.

       Exchange rate sensitivity was assessed by applying a 10% change to the Brazilian Central Bank exchange rate on December 31, 2002 of R$3.53 to U.S.$1.0, which would represent a devaluation of the real of R$0.353. We then assumed that this unfavorable currency move would be sustained from December 31, 2002 through December 31, 2003. The foreign exchange loss that affects financial expenses was calculated by applying such devaluation to our indebtedness and foreign exchange purchase commitments, net of gains and losses on derivative instruments.

Interest Rate Risk

       We invest cash and cash equivalents (R$123.2 million at December 31, 2002) mainly in short-term real-denominated instruments.

       We are exposed to interest rate risk as a consequence of our floating rate debt in U.S. dollars. At December 31, 2002, approximately 46% of our indebtedness bore interest at floating rates and 54% bore interest at fixed rates. We are also exposed to interest rate risk due to the nature of our derivative agreements, whereby our U.S. dollar-denominated obligations are swapped into real-denominated obligations bearing interest linked to the CDI. We have not entered into derivative contracts or made other arrangements to hedge against this risk. Thus, if market interest rates rise, then it is probable that our financing expenses will increase. We continuously monitor interest rates with a view toward considering whether we should enter into derivative arrangements to protect against the risk of interest rate volatility.

       The potential loss to us over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to our financial assets and liabilities on December 31, 2002 would be approximately R$6.7 million. The above sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category, for example U.S. dollars. As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments as consistently unfavorable movements of all interest rates are unlikely.

       Interest rate sensitivity was calculated by applying a 1% increase to all floating-rate-denominated debt, assuming that the different indexes (mainly CDI and LIBOR) would all rise by 1% instantaneously on December 31, 2002, and that this unfavorable move would continue for one year.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

       Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

       None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

       None.

ITEM 15. CONTROLS AND PROCEDURES

       Evaluation of disclosure controls and procedures. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures within 90 days of the filing date of this annual report pursuant to Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934 (the “Exchange Act”). Based on that evaluation, our principal executive officer and principal financial officer have concluded that these controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion.

       Changes in internal controls. No significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.

ITEM 16. [RESERVED]

PART III

ITEM 17. FINANCIAL STATEMENTS

       Not applicable.

ITEM 18. FINANCIAL STATEMENTS

       See our consolidated financial statements beginning at page F-1.

ITEM 19. EXHIBITS

       Document filed as exhibits to this annual report.

1.1	By-laws of Tele Sudeste Celular Participações S.A., as amended
1.2	By-laws of Tele Sudeste Celular Participações S.A., as amended (English Translation)
4.1	Standard Authorization Agreement for Personal Cellular Service together with an English translation
8.1	List of subsidiaries
10.1	Minutes of the Meeting of the Board of Directors of Tele Sudeste Celular Participações S.A. of March 31, 2003
10.2	Minutes of the Meeting of the Board of Directors of Tele Sudeste Celular Participações S.A. of March 31, 2003 (English Translation)
12.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

ANNEX A

GLOSSARY OF TELECOMMUNICATIONS TERMS

       The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this annual report.

       1xRTT (Single Carrier Radio Transmission Technology): An advanced data transfer technology, which is a result of the evolution of CDMA.

       AMPS (Advanced Mobile Phone System): A form of analog technology.

       Analog: A mode of transmission or switching that is not digital, e.g., the representation of voice, video or other modulated electrical audio signals that are not in digital form.

       ARPU: Average revenue per user.

       ATM (Asynchronous Transfer Mode): A broadband switching technology that permits the use of one network for different kinds of information (e.g., voice, data and video).

       A Band Service Provider: A former Telebrás operating subsidiary that has been granted a concession or an authorization to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as “A Band.”

       B Band Service Provider: A cellular service provider that has been granted a concession or an authorization to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as “B Band.”

       Base station: A radio transmitter/receiver that maintains communications with the cellular handsets within a given cell. Each base station in turn is interconnected with other base stations and with the public switched telecommunication network.

       BTS: A digital base station.

       Cellular service: A cellular telecommunications service provided by means of a network of interconnected low-powered base stations, each of which covers one small geographic cell within the total cellular telecommunications system service area.

       CDI (Certificado de Depósito Interbancário, or Brazilian Interbank Offered Rate): A benchmark Brazilian interest rate that is disclosed daily. It is the rate used (a) when banks borrow money from other banks, and b) in financial transactions between companies and banks.

       CDMA (Code Division Multiple Access): A digital technology that divides the frequency spectrum into multiple code ranges.

       COFINS (Contribuição para Financiamento de Seguridade Social): A social contribution tax imposed on gross revenues.

       CPMF (Contribuição Provisória sobre Movimentação Financeira): A contribution tax imposed on financial transfers and withdrawals.

       CSLL (Contribuição Social sobre o Lucro Líquido): A social contribution tax imposed on income results.

       Digital: A mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. Digital networks allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

       Exchange: See Switch.

       FGV (Fundação Getulio Vargas): A private economic research organization.

        Frame relay: A data transmission service using fast protocols based on direct use of transmission lines.

       GPRS (General Packet Radio Service): An advanced data transfer technology which is a result of the evolution of GSM.

       GSM (Global System for Mobile Communications): A form of digital technology.

       ICMS (Imposto sobre Circulação de Mercadorias e Serviços): The value-added tax that Brazilian states impose on certain revenues from the sale of goods and services, including telecommunication, intermunicipal and interstate commerce.

       IDSN (Integrated Digital Services Network): A system in which several services (e.g., speech and data) may be simultaneously transmitted end-to-end in digital form.

       IGP-DI (Índice Geral de Preços - Disponibilidade Interna or General Price Index - Internal Availability): An inflation index calculated by the FGV.

       IGP-M (Índice Geral de Preços - Mercado or General Price Index - Market): An inflation index calculated by the FGV.

       Internet: A collection of interconnected networks spanning the entire world, including university, corporate, government and research networks from around the globe. These networks all use the IP (Internet Protocol) communications protocol.

       IOF (Imposto sobre Operações Financeiras): A tax that may be imposed on a variety of financial transactions.

       IP (Internet protocol): An interconnection protocol for sub-networks, in particular for those with different physical characteristics. It is used by the Internet.

       ISS (Imposto sobre Serviços): The value-added tax that Brazilian municipalities impose on revenues from any services that are not subject to the ICMS.

       MOU: Minutes of use per customer.

       Network: An interconnected collection of elements. In a telecommunication network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cable or point-to-point radio connections.

       Network usage charge: Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an “access charge” or “interconnection charge.”

       Optical fiber: A transmission medium that permits extremely high capacities. It consists of a thin strand of glass that provides a pathway along which waves of light can travel for telecommunications purposes.

       PBX (Private Branch Exchange): Telecommunication switchboard for private use, but linked to the national telecommunication network.

       PIS (Programa de Integração Social): A social contribution tax imposed on gross revenues.

       Private leased circuits: Voice, data or image transmission mediums leased to users for their exclusive use.

       QoS: A quality of service indicator that considers such variables as quality of coverage, noise level and dropped calls, and which permits quality comparisons between networks.

       SDH (Synchronous Digital Hierarchy): A hierarchical set of digital transport structures, standardized for the transport of suitably adapted payloads over physical transmission networks.

       SMC (Serviço Móvel Celular or Mobile Cellular Service): A system under which Anatel granted concessions to provide mobile service in a specific frequency range.

        SMP (Serviço Móvel Pessoal or Personal Mobile Service): A service rendered pursuant to a new legislation for wireless companies by which Anatel has authorized wireless companies to provide mobile communication services.

        SMS: A short message service provided by wireless telecommunications.

        Switch: These are used to set up and route calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes.

       TDMA (Time Division Multiple Access): A digital technology that divides the frequency spectrum into multiple time ranges.

       Universal service: The obligation to supply basic service to all users throughout the national territory at reasonable prices.

       WAP: Wireless Applications Protocol

EXHIBIT 1.2

TELE SUDESTE CELULAR PARTICIPAÇÕES S/A

CNPJ/MF N° 02.558.129/0001-45 – NIRE 353.0015880-6
Publicly-held Company

BY-LAWS

CHAPTER I – FEATURES OF THE COMPANY

LEGALFORM

Art. 1 – Tele Sudeste Celular Participações S.A. is a joint stock corporation governed by Law No. 6.404/76, as amended, by these By-Laws and by other applicable legal provisions, established for an indefinite period of time.

BUSINESS PURPOSE

Art. 2 – The Company’s business purpose is:

I – to control cellular mobile service companies, personal communication services and other kinds of telecommunication services in general, pursuant to concessions, authorizations and permits granted to it;

II – to promote, through controlled companies or subsidiaries, the expansion and implementation of telecommunication services, in the respective concession, authorization and permit areas granted to it;

III – to promote, carry out or guide the raising of external or internal funds to be invested by the Company or by its controlled companies;

IV – to promote and stimulate study and research activities for the development of the telecommunications sector;

V – to perform, through its controlled companies or subsidiaries, specialized technical services concerning the telecommunication area;

VI – to promote, stimulate, perform and coordinate, through its controlled companies or subsidiaries, the formation and training of the staff necessary for the telecommunications sector;

VII – to perform or promote the importation of goods and services for its controlled companies and subsidiaries;

VIII – to perform other activities related to its business purpose;

IX – to participate in the capital stock of other companies; and

X - to trade equipment and material required for or useful to the operation of telecommunication services.

HEAD OFFICE

Art. 3 - The Company has its head office in the State of Rio de Janeiro and may, by decision of the Executive Board, open and close branches, agencies and branch offices, offices, departments and representation in any part of the Brazilian territory or abroad.

CHAPTER II – CAPITAL STOCK

AUTHORIZED CAPITAL

Art. 4 – The Company may increase its capital stock up to the limit of seven hundred billion (700,000,000,000) shares, both common and preferred, irrespective of amendments to the By-laws, with the Board of Directors being the body that is competent to resolve as to the increase and the resulting issue of new shares, within said limit.

Paragraph One –There is no requirement of maintaining the proportion between the number of shares of each class, and the maximum proportion of two thirds (2/3) in the number of preferred shares, with no voting rights or with restricted voting rights in relation to the total of shares issued may be maintained

Paragraph Two – The shareholders shall have the right of first refusal for the subscription of increase in capital, in proportion to the number of shares that they hold.

Paragraph Three - By resolution of the Board of Directors, (i) the right of first refusal may be eliminated for the issue of shares, convertible debentures and subscription bonuses placed for sale on the Stock Exchange or by public subscription, exchange of shares in a public offer for acquisition of control, on the terms of the Articles 257 and 263 of the Law of Corporations, as well as for benefiting from tax incentives, on the terms of specific legislation, as permitted by Article 172 of Law No. 6404/76; and (ii) upon issuance of common shares in compliance with the provisions of article 15, paragraph 2 of Law No. 6404/76, the right of first refusal set forth in article 171, paragraph 1 (b) of the Law of Corporations regarding the subscription of shares of kinds and classes that are different from the ones held by the shareholders may not be extended to the holders of preferred shares, as provided for in article 8, paragraph 2 of Law No. 10.330/01.

SUBSCRIBED CAPITAL

Art. 5 – The subscribed capital stock, which is fully paid-in, is six hundred and eighty-five million, three hundred and twenty-one thousand, one hundred and thirty-five Reais and eighty-one cents (R$ 685,321,135.81) divided into four hundred and fourteen billion, six million, four hundred and fifty-seven thousand, one hundred and seventy-nine (414,006,457,179) shares, of which one hundred and fifty-four billion, four hundred and thirty-one million, four hundred and twenty thousand, nine hundred and seventy-seven (154,431,420,977) are common shares and two hundred and fifty-nine billion, five hundred and seventy-five million, thirty-six thousand, two hundred and two (259,575,036,202) are preferred shares, all of them book-entry shares without par value.

Sole Paragraph – The shares shall be maintained in a depositary account with a financial institution in the name of their titleholders, without issuance of certificates, and the institution may charge from the shareholders the cost of transfer of their respective shares.

CHAPTER III – SHARES

COMMON SHARES

Art. 6 – Each common share corresponds to one vote in the Shareholders’ Meetings.

PREFERRED SHARES

Art. 7 – Preferred shares have no voting rights, except in the cases provided for in Articles 9 and 10 below, and are assured priority for reimbursement of capital, with no premium, and for receipt of dividends ten percent (10%) greater than those allotted to each common share.

Sole Paragraph – Preferred shares will be granted full voting rights in the event that the Company fails to pay the minimum dividends to which they are entitled for three (3) consecutive fiscal years, which right they shall retain until such dividends are paid.

CHAPTER IV – GENERAL SHAREHOLDERS’ MEETING

Art. 8 – General Shareholders’ Meetings shall be held: (i) on a regular basis, once a year, within the first four (4) months following the closing of each fiscal year, for resolution of the matters mentioned in Article 132 of Law No. 6.404/76 and, (ii) on a special basis, whenever necessary, be it as a function of corporate interests, or due to a provision in these By-Laws, or when applicable legislation should so require.

Sole Paragraph – General Shareholders’ Meetings shall be called by the Board of Directors, it being incumbent upon the Chairperson of the mentioned body to provide support to the relevant act.

Art. 9 – Subject to prior approval by the General Shareholders’ Meetings are the execution of any long-term agreements between the Company or its controlled subsidiaries, on the one part, and the controlling shareholder or controlled companies, affiliates, subject to common control or that control the latter, or that in any other way constitute related parties of the Company, on the other part, except when the agreements are subject to uniform clauses.

Art. 10 – Without impairment to the provisions of Paragraph One of Article 115 of Law No. 6.404/76, the holders of preferred shares shall have voting rights in the general meetings resolution referred to in Article 9, as well as to those relative to amendment or revocation of the following By-Laws provisions:

I - Article 9;

II - Sole Paragraph of Article 11; and

III - Article 30.

Art. 11 – The General Shareholders’ Meetings shall be chaired by the Chairperson the Board of Directors, who shall appoint the Secretary from among those present. In the event of absence of the Chairperson of the Board of Directors, the shareholders shall choose the Chairperson and the Secretary.

Sole Paragraph – In the cases provided for in Article 136 of Law No. 6.404/76, the first calling notice for the General Shareholders’ Meetings shall be published at least thirty (30) days in advance and at least ten (10) days in advance for the second calling notice.

Art. 12 – Only shareholders whose shares are registered in their name up to seventy-two (72) hours prior to the date scheduled for the relevant Meeting, may participate and vote in the General Shareholders’ Meetings.

Paragraph One - The calling notice may require that the presence of the shareholder in the Meeting be contingent upon deposit, in the Company’s head office, of proof of his/her/its qualifications as a shareholder, issued by the Company itself or by the depositary institutions of the Company’s shares, up to seventy-two (72) hours prior to the scheduled date for the General Shareholders’ Meeting.

Paragraph Two – The calling notice may also require that representation of the shareholder by a proxy in a Meeting be contingent upon deposit of the relevant instrument of power of attorney at the Company’s head office, at least seventy-two (72) hours prior to the date scheduled for the General Shareholders’ Meeting.

CHAPTER V – MANAGEMENT OF THE COMPANY

Art. 13 – The Company shall be managed by the Board of Directors and by the Executive Board, with the duties conferred to them by law and by these By-Laws. The relevant members shall be elected for a term of office of three (3) years, to which they may be re-elected, and they are released from posting bond for the performance of their functions.

Paragraph One - All members of the Board of Directors and of the Executive Board shall take office by signing the relevant instruments, remaining in their respective offices up to when their successors effectively take office.

Paragraph Two – The General Shareholders’ Meeting shall set the overall remuneration of the Company’s officers, including benefits of any kind and entertainment allowances, while the Board of Directors shall be competent to distribute the remuneration among its members and the members of the Executive Board.

Paragraph Three – The General Shareholders’ Meeting may ascribe profit sharing to the officers of the Company, provided the provisions of Article 152, Paragraph One and Paragraph Two of Law No. 6.404/76 are observed, following a proposal presented by the Company’s administration.

BOARD OF DIRECTORS

COMPOSITION

Art. 14 – The Board of Directors shall be made up of at least three (3) and at most twelve (12) members, all of them shareholders of the Company, who may be elected to and removed from the body by a General Shareholders’ Meeting, included in such number the members of the Board elected by the minority shareholders, if any, with due regard, concerning the number of members established in this article, for the provisions of paragraph 7 of article 141 of the Law of Corporations.

Sole Paragraph – The Board of Directors shall appoint, from among its members, the Chairperson and the Vice-Chairperson of the Board.

SUBSTITUTION

Art. 15 – In the event of impediment or absence of the Chairperson of the Board of Directors, he/she shall be substituted by the Vice-Chairperson. In the absence of the Vice-Chairperson, the Chairperson shall be substituted by another member of the Board indicated by said Board.

Paragraph One – In the event of impediment or absence of any other member of the Board of Directors, the impeded or absent member may indicate his/her substitute, in writing, from among the other members of the Board of Directors, to represent him/her and resolve in the meeting to which he/she will not be able to attend, on the terms of the provisions of Paragraph Three of Article 19 of these By-Laws.

Paragraph Two – Members of the Board of Directors may participate in a meeting of said Board by conference call, video conference or any other means permitting that all of the Directors may see and hear each other and, in such case, they shall be considered to have attended the same and shall confirm their vote by a written statement sent to the Chairperson of the Board by mail or fax promptly after the meeting. The resolutions taken in said meetings shall be confirmed at the first following meeting of the Board of Directors, which is physically attended by its members.

Art. 16 – In the event of vacancy in the offices of director, the substitute shall be appointed by the remaining directors for the remaining term of office of the substituted member or until a general meeting for the election of the substitute is held. In the event of vacancy in most offices of the members of the Board of Directors, provided for in Article 14 above, a General Shareholders’ Meeting shall be called to elect the substitutes.

INCUMBENCIES

Art. 17 – It is incumbent upon the Board of Directors, in addition to the duties provided for in article 142 of the Law of Corporations, to:

I - approve and amend the internal rulings of the Board of Directors;

II - resolve as to the issuance of shares by the Company, involving increase in capital, within the limit of authorized capital, defining the terms and conditions of such issuance;

III - resolve as to the issuance of subscription bonuses and to the issuance of simple and not convertible into shares debentures and with no in rem guarantee;

IV - resolve, as delegated by the General Shareholders’ Meeting, as to the issuance of debentures by the Company: (i) timing of the issuance, (ii) time and conditions for maturity, amortization or redemption, (iii) time and conditions for payment of interest, for profit sharing and for reimbursement premium, if any, (iv) form of subscription or placement, and (v) type of debentures;

V - resolve as to the issuance of promissory notes for public distribution (“Commercial Papers”) and as to the submission of the Company’s shares to a system of deposit for trading of the respective certificates (“Depositary Receipts”);

VI - authorize the acquisition of shares issued by the Company, for cancellation or custody in Treasury for subsequent sale;

VII - authorize the sale of fixed assets, the creation of in rem guarantees and the giving of guarantees of third parties obligations, in an amount greater than three hundred million Reais (R$ 300,000,000.00);

VIII - approve the assumption of any obligation not provided for in the Company’s budget for an amount greater than three hundred million Reais (R$ 300,000,000.00)

IX - authorize the execution of agreements not provided for in the Company’s budget, for an amount greater than three hundred million Reais (R$ 300,000,000.00);

X - approve investments and acquisition of assets not provided for in the Company’s budget, for an amount greater than three hundred million Reais (R$ 300,000,000.00);

XI - authorize the acquisition of equity interest on a permanent basis in other companies in an amount greater than three hundred million Reais (R$ 300,000,000.00), not provided for in the Company’s budget and the encumbrance or sale of equity interest;

XII - approve the distribution of interim dividends;

XIII - choose or remove the independent auditors, with due regard for the provisions of paragraph 2 of article 142 of the Corporations Law; and

XIV - indicate or remove the internal auditors, the Secretary General and the General Counsel;

Art. 18 – The specific duties of the Chairperson of the Board of Directors are: (a) call for the General Shareholders’ Meetings when deemed necessary or pursuant to the law; (b) chair the General Shareholders’ Meetings and choose the Secretary among those present; (c) call for and chair the meetings of the Board of Directors whenever deemed necessary or when requested by any director; (d) assure that the resolutions taken at the general shareholders’ meetings and at the meetings of the Board of Directors are duly implemented.

MEETINGS

Art. 19 – The Board of Directors shall meet, (i) on a regular basis, once every three months, and (ii) on a special basis, by calling notice from its Chairperson, who shall designate the matters to be discussed, with minutes being drawn up on its resolutions.

Paragraph One – The meetings of the Board shall be called for in writing, at least seventy-two (72) hours in advance and the calling notice shall indicate the agenda and the matters to be discussed in the relevant meeting.

Paragraph Two – The Board of Directors shall resolve by majority vote, provided the majority of its members in office are present.

Paragraph Three – Any Member of the Board may be represented by another Member at meetings to which he/she is not able to attend, provided the instrument of delegation of representation is drawn up in writing and signed.

EXECUTIVE BOARD

COMPOSITION

Art. 20 – The Executive Board shall be made up of eight (8) members, who may or not be shareholders, who are resident in Brazil, elected by the Board of Directors, to take the following offices:

a) Chief Executive Officer;

b) Executive Vice-President for Operations;

c) Executive Vice-President for Finance, Planning and Control;

d) Executive Vice-President for Marketing and Innovation;

e) Vice-President for Technology and Networks;

f) Vice-President for Regulation and Institutional Relations;

g) Vice-President for Information Technology and Products and Services Engineering; and

h) Vice-President for Customers.

Sole Paragraph - One same Executive Officer may be elected to accumulate duties of more than one office on the Executive Board, and the members of the Executive Board shall not make up the Board of Directors.

Art. 21 – In the event of absences or temporary impediments, the Chief Executive Officer shall be substituted for the Executive Vice-President for Finance, Planning and Control. In the event of a vacancy in an Executive Board office, the relevant substitution shall be resolved by the Board of Directors; in case of impediment, the Chief Executive Officer shall designate the substitute of the impeded Executive Officer from among the other Executive Officers.

COLLEGIATE AUTHORITY OF THE EXECUTIVE BOARD AND
REPRESENTATION OF THE COMPANY

Art. 22 – The Executive Board is the body for active and passive representation of the Company, with the body and its members performing all the acts that are necessary and convenient for the management of corporate business. It is incumbent upon the Executive Board to collectively, including, but not limited to the following acts:

I.	propose to the Board of Directors the Company’s general plans and programs, specifying the investment plans for expansion of the operating plant;

II.	authorize, within the limits established in these By-Laws, the sale or encumbrance of other fixed assets, the creation of in rem guarantees and the giving of guarantees of third parties obligations;

III.	prepare the financial statements, the results for the fiscal year and the dividend distribution proposal, including interim dividends, as well as the application of excess funds, to be submitted for examination by the Audit Committee, by the Independent Auditors and by the Board of Directors;

IV.	whenever applicable, perform the following acts, within the limits set in these By-Laws: (a) ratify the purchase of materials and equipment and the contracting of assets, construction and services; (b) ratify the sale of current assets; and (c) authorize the contracting by the Company of financing and loans;

V.	approve the execution of other agreements not mentioned above, within the limits of its duties.

Paragraph One – The resolutions of the Executive Board shall be taken by majority vote, provided the majority of its members are present.

Paragraph Two – With due regard for the provisions of these By-Laws, in order to bind the Company it is necessary to obtain (i) the joint signature of two (2) Executive Officers, except in emergencies, when the individual signature of the Chief Executive Officer or, in his absence or temporary impediment, the Executive Vice-President for Finances, Planning and Control, in any event subject to approval by the Executive Board; (ii) the signature of one (1) Executive Officer jointly with one (1) Attorney-in-Fact; or (iii) the signature of two (2) Attorneys-in-Fact jointly, provided they are vested with specific powers.

Paragraph Three – Powers of attorney granted in the name of the Company shall always be executed by two (2) Executive Officers and must specify the powers granted and, except for those granted for legal purposes, must have a maximum term of effectiveness of one (1) year.

INCUMBENCIES OF THE EXECUTIVE OFFICERS

Art. 23 – The following are the specific incumbencies of each member of the Executive Board:

I- Chief Executive Officer:

a) to follow up on and supervise the implementation of the resolutions of the General Shareholders’ Meetings and the Board of Directors;

b) to follow up on and supervise the implementation of the Company’s strategic policy;

c) to coordinate and supervise the duties of the other Statutory Officers, representing the Executive Board at the General Shareholders’ Meeting and the Board of Directors;

d) to coordinate the legal matters and ordinary relations with government authorities, through the Secretary General and the General Counsel;

e) to coordinate and follow up on human resources issues, through the Human Resources Department;

to coordinate and follow up on corporate communication issues, through the Institutional Communication Department;

f) to coordinate and follow up on internal audit issues, through the Audit Department;

g) to coordinate and follow up funds issues, through the General Funds Department.

II – Executive Vice-President for Operations:

a) to identify the needs of customers segments;

b) to carry out the sale of goods and services;

c) to manage and develop sale channels (ex.: own stores, resale, reload and retail networks);

d) to develop and deploy merchandising actions and cooperative advertising;

e) to manage relationships with customers;

f) to identify the needs of the customers segments;

g) to negotiate specific proposals and solutions for Companies;

h) to identify opportunities and classify solutions to be developed together with the Engineering of Goods and Services for corporate customers;

i) to coordinate interfaces in the development and implementation of the solutions proposed for Companies;

j) to define sale targets by segment, product, channel, region, seller;

k) to monitor the sales performance by segment, product, channel, region, seller;

l) to support the marketing department in the definition of portfolio of phone sets;

m) to prepare and manage commercial agreements; and

n) to train and support the sales team.

III - Executive Vice-President for Finance, Planning and Control:

a) to identify political, economic, social and technological scenarios and monitor the share market;

b) to define macro-guidelines for the strategic plan and indicators to be controlled;

c) to support the executive boards in the preparation of the strategic plan, consolidate it and submit it to the Executive Board;

d) to carry out market and/or economic feasibility studies requested by other departments;

e) to identify and evaluate business opportunities, evaluate purchase and partnership opportunities;

f) to implement approved projects (project management);

g) to develop a relationship strategy and interact with market entities and shareholders performing Investor Relations duties, to give information to the investing public, to the CVM (Securities Commission) and the entities with which the company shall have its securities listed and keep the company’s registration updated;

h) to define and manage the company’s financial structure;

i) to structure investments, make investments and raise funds;

j) to manage credit and financial risk (hedging);

k) to coordinate the daily management of cash flow (accounts payable and receivable);

l) to define accounting policies and criteria and prepare management accounting reports and reports for the market;

m) to define and manage the chart of accounts and maintain the database;

n) to analyze, conciliate and close the accounts;

o) to define and follow up on financial-economic indicators;

p) to prepare financial analysis for decision taking;

q) to monitor revenue assurance;

r) to prepare, conciliate and follow up on the budget.

IV - Vice-President for Technology and Network:

a) to coordinate the strategy for network technological evolution, development and growth;

b) to plan, size and develop the cellular radio network, switching, interconnection and service platforms;

c) to program and coordinate the projects;

d) to deploy the service platform-related projects;

to guarantee the implementation in accordance with the project specifications;

e) to monitor network management centers, platforms and information systems;

f) to monitor the global performance of the network;

g) to manage CGRs and service platforms;

h) to manage the traffic;

i) to monitor signaling and roaming systems;

j) physical and logical security of the network;

k) to deploy network projects;

l) to manage the network performance and service platforms;

m) to provide for preventive and corrective maintenance of the network elements and platform;

n) to manage the quality of the service suppliers; and

o) to carry out projects for the optimization of the network.

V - Executive Vice-President for Marketing and Innovation

a) to define a marketing strategy and plan for all market segments;

b) to give support to the company in collecting information on customers, bidding, products and offers;

c) to harmonize offers in the transactions;

d) to manage the life cycle of goods and services;

e) to identify opportunities/needs for innovation and classify the development of new goods and services;

f) to classify new sale networks (in coordination with sales);

g) to manage the segments, develop and implement a strategy to promote customer acquisition, loyalty and retention;

h) to develop and implement offers, goods and services based on the needs of each segment so as to comply with the demands of its internal customers;

i) to harmonize the form of the local Marketing activity;

to plan the needs, kinds and types of terminals and accessories (together with the Sales);

j) to develop and implement national and regional promotions;

k) to develop and implement advertising strategy and trademark management;

l) to develop and implement national and regional advertising campaigns;

m) to coordinate the participation and organization of the Company’s marketing events.

VI - Vice-President for Regulation and Institutional Relations:

a) to monitor the regulation environment;

b) to implement relationship and negotiation with the regulating agencies;

c) to prepare the documentation concerning regulating issues;

d) to officialize and publish indicators with Anatel;

e) to internally disclose substantial regulating issues;

f) to have relationships with outside entities;

g) to make contributions to public consultations;

h) to review advertising material;

i) to negotiate agreements and interconnection and interlink tariffs;

j) to manage interconnection agreements;

k) to plan the network optimization, analysis and proposals of cost optimization;

l) to make interface with the Network to make the optimization of the network and performance of improvements feasible; and

m) to define guidelines for the control of interconnection traffic performed by Billings.

VII - Vice-President for Information Technology and Products and Services Engineering:

a) to develop/foment the data business;

b) to develop technical design and test voice and/or data goods and services to be launched in the market;

c) to coordinate the implementation of voice and/or data goods and services with the technical and commercial areas;

d) to specify and make interface with platforms of goods and services in IS;

e) to identify and control technical options and suppliers available for terminals and accessories;

f) to coordinate implementation activities and test of new terminals and accessories;

g) to establish the strategy for information system and the respective systems plan;

h) to give support to the respective procedure damages in the preparation and implementation of projects of business and corporate systems development;

i) to manage the operationalization of systems and infra-structure and coordinate the integration of systems and platforms;

j) to manage production environments;

k) to give corrective and preventive maintenance of the systems, applications, platforms and equipment;

l) to coordinate the supervision of service providers;

m) to supply help desk service;

n) to guarantee the implementation, maintenance and improvement of procedures; and

o) to manage total quality programs.

VIII - Vice-President for Customers:

a) to perform customer acknowledgment management;

b) to develop pricing and customer profitability analyses and guidelines;

c) to define criterion and tools for the development of CRM and billing systems;

d) to undertake and develop functional ownership of database and data care;

e) to be in charge of individual or corporate call center and data and wireless services;

f) to operationalize the call center for retention, loyalty, acquisition and recovery of customers;

g) to be in charge of back office and resale call center;

h) to control the call center traffic and collect information for the database;

i) to plan alternative channels (hot line, URA, fax, SMS, self-service, Internet);

j) to manage the billings and fraud control;

k) to define managing ruler of the collection procedure and coordination of credit limit.

CHAPTER VI – AUDIT COMMITTEE

Art. 24 – The Audit Committee, operating on a permanent basis, shall be made up of at least three (3) and at most five (5) regular members and an equal number of deputy members.

Paragraph One – The remuneration of the members of the Audit Committee, in addition to the reimbursement of travel and lodging expenses for performance of the function, shall be set by the General Shareholders’ Meeting that elects the members and may not be less than, for each member in office, ten percent of that attributed on average to each Executive Officer, without computing benefits of any nature, entertainment allowances or profit sharing.

Paragraph Two – In the event of a vacancy for an office on the Audit Committee, the substitute shall be the respective deputy. If there is vacancy in the majority of the offices, a general shareholders’meeting shall be called in order to elect the substitutes.

Paragraph Three – The Audit Committee shall meet (i) on a regular basis, once every quarter, and (ii) on a special basis, by call notice from the Chairperson of the Board of Directors, or from two (2) members of the Audit Committee, with minutes being drawn up for its resolutions.

Paragraph Four – The meetings of the Audit Committee shall be called for in writing at least forty-eight (48) hours in advance, with the call notice showing the agenda and a list of the matters to be discussed during the relevant meeting.

CHAPTER VII – FISCAL YEAR AND FINANCIAL STATEMENTS

FISCAL YEAR

Art. 25 – The fiscal year shall coincide with the calendar year, and the balance sheets shall prepared annually, six-monthly or quarterly.

ALLOCATION OF PROFITS

Art. 26 –Together with the financial statements, the Board of Directors shall submit to the General Shareholders’ Meeting a proposal on (i) profit sharing by the employees and officers and (ii) full allocation of net income.

Paragraph One – From the net income for the fiscal year: (i) five percent (5%) shall be allocated to the legal reserve, with the aim of ensuring the integrity of the capital stock, limited to twenty percent (20%) of paid-in capital stock; and (ii) twenty-five percent (25%) of net income, adjusted according to chapters II and III of Article 202 of Law No. 6404/76, to be mandatorily distributed as a minimum compulsory dividend to all shareholders; and (iii) the remaining balance, after complying with all provisions contained in the previous items of this article, shall be allocated according to a resolution by the General Shareholders’ Meeting, based on a proposal from the Board of Directors as shown in the financial statements. In the event that the profit reserves exceed the capital stock, the General Shareholders’ Meeting shall resolve as to application of the excess in paying in or increasing capital stock or in paying additional dividends to the shareholders.

Paragraph Two – Dividends that remain unclaimed over a period of three (3) years, counting from the date of resolution of their distribution, shall revert in favor of the Company.

Art. 27 – The Company may, by resolution of the Board of Directors, declare dividends: (i) on account of profit assessed in six-monthly balance sheets, (ii) on account of profit assessed in quarterly balance sheets, provided the total dividends paid in each half of the fiscal year does not exceed the amount of capital reserves addressed in the Paragraph One of Article 182 of Law 6404/76, or (iii) on account of retained earnings or profit reserves shown in the last annual or six-monthly balance sheet.

Sole Paragraph – Interim dividends distributed on the terms of this article shall be ascribed to the minimum compulsory dividend.

Art. 28 – By resolution of the Board of Directors, and with due regard for legal provisions, the Company may pay to its shareholders interest on equity, which may be ascribed to the minimum compulsory dividend, subject to approval by the General Shareholders’ Meeting.

CHAPTER VIII – GENERAL PROVISIONS

Art. 29 – The Company shall go into liquidation in the cases provided for by law, it being incumbent upon the General Shareholders’ Meeting to determine the form of liquidation and to appoint the liquidator.

Art. 30 – Approval by the Company, through its representatives, of amalgamation, spin-off, merger or dissolution of its controlled subsidiaries shall be preceded by an economic and financial analysis by an independent Company, which is renowned internationally, confirming that equitable treatment is being given to all the interested companies, the shareholders of which shall have full access to the report on such analysis.

Art. 31 – For all contingencies that are not covered by these By-Laws, the Company shall be governed by applicable law.

EXHIBIT 4.1

AUTHORIZATION TERM PVCP/SPV N.° 018/2002-ANATEL
AUTHORIZATION TERM OF THE PERSONAL MOBILE SERVICE ENTERED
BY AGÊNCIA NACIONAL DE TELECOMUNICAÇÃO (NATIONAL TELECOMMUNICATION AGENCY)- ANATEL
AND TELERJ Celular S.A.

Hereby, on the one part, the AGÊNCIA NACIONAL DE TELECOMUNICAÇõES (NATIONAL TELECOMMUNICATION AGENCY)– ANATEL, hereinafter referred to as ANATEL, an entity that is a part of the UNION, as per Federal Act n.° 9.472, of the 16th of July of 1997, Lei Geral de Telecomunicações – LGT( General Telecommunications Act – LGT) , registered at the General Registry of Income Tax Payers of the Ministry of Finance — CGC/MF under n.° 02.030.715/0001-12, here represented by the President of the Council of ANATEL LUIZ GUILHERME SCHYMURA DE OLIVEIRA together with the Counselor ANTONIO CARLOS VALENTE, and on the other part, TELERJ Celular S.A., registered at the General Registry of Income Tax Payers of the Ministry of Finance -CNPJ under n° 02.330.506/0001-94, herein represented by its Executive Vice-President, PAULO CESAR PEREIRA TEIXEIRA, Brazilian, married, engineer, ID card – RG n° 301.540.175-9 SSP/RS and by the Vice-President for Planning and Cordination, JOSÉ CARLOS DE LA ROSA GUARDIOLA, Spanish, divorced, engineer, National Registration of Foreigners — RNE n° V271593-8, hereinafter referred to as AUTHORIZED, enter into the present AUTHORIZATION TERM, Anatel Case n.° 53500.001479/2001, that shall be governed by the following sections:

Chapter I

Subject Matter, Area and term of the Authorization

Section 1.1 – The subject-matter of this Term is the issuance of Authorization for the exploitation of the Personal Mobile Service- SMP, rendered under private regime, in the geographic area formed by the territories of the State of Rio de Janeiro, in the Region III of the PGA-SMP.

§1o – The subject-matter hereof include the Personal Mobile Service, rendered under private regime, according to the Anatel Regulation, and in special, as per the provisions in Regulation of the SMP and in the General Plan of Authorizations of the SMP.

§2o – The current Authorization is issued based on section 214, paragraph V, of the LGT General Telecommunications Act ) and in the “Rule for the Adjustment of Grant Instruments and Authorization of the Mobile Personal Service- SMC for the Personal Mobile Service – SMP, approved by the Resolution ANATEL n.° 318, of the 27th of September of 2002, and amended by the Resolution ANATEL n.° 326, of the 28th of November of 2002, hereinafter referred to as ADJUSTMENT RULE in substitution of the GRANT AGREEMENT N° 007/97-DOTC/SFO/MC, of the 4th of November of 1997, D.O.U of the 5th of November of 1997, hereinafter referred to as SUBSTITUTED INSTRUMENT.

SECTION 1.2 — Personal Mobile Service is the land mobile telecommunication service of collective interest that enables the communication between the mobile stations and from a mobile station to other stations, once acknowledged the provisions of the regulation.

SECTION 1.3 – The AUTHORIZED is entitled to the industrial exploitation of the means related to services rendering, once observed the provisions in the regulations as well as those in sections 154 and 155 of the LGT.

SECTION 1.4 – The term of this Authorization for the exploitation of the SMP is not determined.

SECTION 1.5 – The service shall be exploited with the use, by the AUTHORIZED , of the sub-band of radio frequencies foreseen in the SUBSTITUTED INSTRUMENT, indicated below :

Transmission from the Mobile Station : 824,0 to 835,0 MHz / 845,0 to 846,5 MHz
Transmission from the Radio base Station: 869,0 to 880,0 MHz / 890,0 to 891,5 MHz

SECTION 1.6 – The right to use the radio frequencies mentioned in the previous SECTION shall remain in force until the 30th of November of 2005, that corresponds to the remaining term extended a single time for 15 years, being such extension against payment.

§1o – The use of the radio frequency shall occur in primarily and restricted to the Services Rendering Area.

§2o –The right to use the radio frequency depends on its efficient and proper use.

§3o – Radio frequency sharing, when it does not imply harmful interference or impose limits to the rendering of the SMP, may be authorized by Anatel.

SECTION 1.7 – The AUTHORIZED , in order to extend the right to use the radio-frequencies related hereto, shall pay, every two years, during the extension term, encumbrance corresponding to 2% (two per cent ) of the annual income of the year prior to the payment, of the SMP, free from taxes and social security taxes.

§1° In the calculation of the amount referred to in the caput of this SECTION, shall be considered the net income derived from the Alternative and Basic Service Plan, subject matter hereof.

§2° The calculation of the percentage referred to in the caput of this SECTION shall always be based on the net income of deduction of taxes and social taxes, determined between January and December of the previous year and obtained in the financial statements elaborated according to the fundamental accounting principles approved by the Management of the AUTHORIZED and audited by independent auditors, and maturity date shall be the 30 (thirty) of April of the subsequent year after the encumbrance is ascertained.

§3° The first installment of the encumbrance shall be due on the 30th (thirtieth ) of April of 2007 calculated based on the net income ascertained from the 1st of January to the 31st of December of 2006, and the subsequent installments shall be due at each twenty four months, having as the base date the calculation of the income of the previous year.

§4° The delay in payment of the encumbrance foreseen in this SECTION will imply charge of arrears fee of 0,33% (zero point thirty three per cent ) a day, up to the limit of 10% (ten per cent), added of the referential SELIC tax for federal bonds, to be applied over the value of the debt, considering all days of delay in payment.

SECTION 1.8 – The petition for the extension of the right to use radio frequencies shall be forwarded to Anatel in up to thirty months, prior to the due date of the original term.

Single Paragraph . Dismissal will only occur if the involved party is not making proper and rational use of the radio frequencies, if it has repeatedly incurred in violations in the performance of its activities, or if it is necessary to change the destination of the use of the radio frequency .

SECTION 1.9 — Anatel is AUTHORIZED to bring a new action of Authorization Grant for the exploitation of the SMP, in case an extension petition of up to 24 (twenty four) months prior to the original maturity date is not suddenly formulated.

Chapter II

Replacement Value

SECTION 2.1 – The value of replacement of the SUBSTITUTED INSTRUMENT hereby, is R$ 9.000,00 (nine thousand reais).

Single Paragraph . Non payment of the outstanding installments, derived from past commitments, related to the values owed by the Grant or Authorization of the Cellular Mobile Service — SMC, shall imply forfeiture hereof, regardless the application of other foreseen penalties.

Chapter III

Form and Conditions for the Rendering of Service

SECTION 3.1 – The AUTHORIZED promises to render the service, subject-matter hereof, in a way as to fully fulfill the obligations inherent to the service rendered under private regime, once observed the criteria , formulae and parameters herein defined.

Single Paragraph. The non-fulfillment of the obligations related to the subject-matter hereof, shall afford the application of the sanctions foreseen herein, shall allow for the temporary suspension, on the part of Anatel and, according to the case, forfeiture hereof shall be adjudicated, as per section 37 of the LGT.

SECTION 3.2 — THE AUTHORIZED shall exploit the service, subject-matter hereof at its own risks, within the regime of broad and fair competition set forth in LGT, being compensated by the prices charged, as per provisions herein.

§1° THE AUTHORIZED shall not be entitled to any type of exclusivity, any possibility of financial economical balance guarantee, and may not claim rights as to the admission of new providers of the same service.

§2° THE AUTHORIZED will not have acquired rights to the permanence of the conditions in force with the issuance hereof, or of the star of the activities, and shall observe the new conditions imposed by the law and by regulation.

§3o The norms shall grant enough time for the adjustment to the new conditions.

SECTION 3.3 – THE AUTHORIZED shall keep free access to emergency public services according to what was set forth in the regulation.

SECTION 3.4 – THE AUTHORIZED shall ensure to its user the free exercise of choice of STFC provider for long distance calls, as per the regulation of SMP, especially in the ADJUSTMENT RULE.

SECTION 3.5 – Changes in the shareholder control of the Authorized are subject to control on the part of Anatel for purposes of verification of the conditions that are essential for the forwarding and maintenance of the Authorization, as per the regulation.

Single Paragraph. These are essential for the forwarding and maintenance of the Authorization, among others, those foreseen in the SMP General Authorization Plan, section 10, § 2° of the PGO and in article 133 of the LGT.

SECTION 3.6 – The conveyance of the Authorization Plan is subject to the approval on the part of Anatel, once observed the requirements of the §2o of section 136 of the LGT.

Single Paragraph For the purposes of the paragraph I of section 98 of LGT, shall be considered the operation time of the Cellular Mobile Service during the enforcement of the SUBSTITUTED INSTRUMENT.

SECTION 3.7 — The AUTHORIZED shall freely determine the prices to be charged for the rendering of the SMP, defining the Services Plan with structures, forms, criteria and values that shall be reasonable and non discriminatory, and that may vary due to technical characteristics, of specific costs and use offered to the users, as per definition of the SMP regulation, specially in the ADJUSTMENT RULE.

Chapter IV

Coverage Commitments

SECTION 4.1 – Coverage commitments foreseen in the SUBSTITUTED INSTRUMENT shall be maintained, including the coverage and service obligations.

SECTION 4.2 – The non-compliance of the commitments causes the Authorized to be subject to sanctions foreseen herein, and in the regulation, and as a result, the termination of the Authorization may occur.

Chapter V

Quality of Service

SECTION 5.1 – It is an assumption hereof the adequate quality of the services rendered by the AUTHORIZED , being as such considered, the service that satisfies the conditions of regularity, efficiency, safety, updating, generality and courtesy.

§1° — Regularity will be characterized by the continuous exploitation of the service with strict compliance with what is set forth in the Anatel rules.

§2° — Efficiency will be characterized by the attainment and maintenance of the parameters contained herein and by the service to the user , rendered within the term foreseen herein.

§3° — Safety in the e4xploitationof the service shall be characterized by the confidentiality pf the data related to the use of the service by the users, as well as by the full maintenance of the confidentiality regarding the conveyed information in the scope of its exploitation.

§4° — Update will be characterized by the modernity of the equipment, of the premises and techniques of exploitation of the service, with the use of technological advances that definitely will benefit the users, once respected the provisions hereof.

§5° — Generality will be characterized by the non discriminatory rendering of services to any and all users, with the commitment on the part of the Authorized to render the service to whoever requests it as per the regulation.

§6° — Courtesy will be characterized by the respectful and immediate service rendered to all users of the authorized service, as well as by the compliance with the obligations to inform and provide immediate and polite services to all, users or non users that may request from the AUTHORIZED, information, provisions or any kind of request as per the determinations hereof.

SECTION 5.2 — THE AUTHORIZED shall meet the quality targets determined in the Plano Geral de Metas de Qualidade — PGNQ ( General Target Plan of Quality- PGMQ) for the SMP.

Single Paragraph. For the purposes of the provisions in the §5° of section 1st of the PGMQ – SMP, it shall be considered as the starting point of the commercial operation of the SMP in a place where there already exists SMC services rendering, the publishing date of the extract hereof.

SECTION 5.3 – The exploitation of the authorized service may only be interrupted according to the Regulation of the SMP, published by Anatel.

Chapter VI

Numbering Plan

SECTION 6.1 — THE AUTHORIZED compromises to obey the Numbering Regulations published by Anatel, and shall ensure to the user of the service, the portability of the access codes as per regulation.

Chapter VII

Users Charges

SECTION 7.1 – The amount, measuring form and the criteria for charging for the services rendered, shall be set forth by the Authorized, based on the determinations of the SMP Regulation, once observed the content of section 3.7 hereof.

Chapter VIII

Users Rights and Duties

SECTION 8.1 – Users Rights and Duties are those set forth in the LGT and in the regulation, at no loss of the rights foreseen in Law no 8.078, of the 11th of November of 1990 in the cases regulated by it, nor of those included in the SMP rendering agreement.

Chapter IX

Authorized Rights and Duties

SECTION 9.1 – The rights and duties of the Authorized are those set forth in the LGT and in the regulation.

SECTION 9.2 – In services hiring and equipment and material acquisition in relation herewith, the Authorized obliges to consider offers from independent suppliers, including the national ones, and to base its decisions, in respect to the several offers presented, in the compliance of the objective price criteria, delivery conditions and technical specifications in the appropriate regulation.

Single Paragraph. Regarding the mentioned hiring process, the procedures of the Regulation on the Services Hiring Procedures and Material and Equipment Acquisition by the Telecommunication Services Providers, approved by the Resolution n.° 155 of Anatel, of the 5th of August of 1999.

Chapter X

Anatel Obligations and Prerogatives

SECTION 10.1 – Aside from other prerogatives inherent to its regulatory organ function and from the other obligations derived hereof, Anatel will :

I – follow up and inspect the exploitation of the service, in order to comply with the regulation;
II – regulate the exploitation of the authorized service;
III – apply the punishment foreseen in the service regulation, specially herein;
IV – to watch over the good quality of the service, to receive, select and solve complaints and claims of the users, making them aware, within a 90 days period of time, of the actions taken to avoid them to be deprived of their rights;
V – to declare terminated the Authorization in the events foreseen in the LGT;
VI – to watch over the guarantee of interconnection, annulling eventual issues arisen between the AUTHORIZED and the other providers;
VII – to constantly follow up the relationship between the Authorized and the other providers, solving conflicts that may arise;
VIII – to restrain behaviors of the Authorized that are against the free competition regime, observed in the competences of the CADE, the regulation and specially the content of sections 10.2. and 10.3. hereof;
IX – to perform the activity of inspecting the service, as per provisions herein; and
X – collect taxes related to FISTEL, adopting the provisions foreseen in law.

SECTION 10.2 — Anatel might file a Proceeding to Ascertain the Non Compliance of the Obligations (PADO), veered towards ascertaining untruthfulness or non-substance of the conditions stated by the AUTHORIZED , related to the non-participation in the control of the other companies or to other economical concentration preventive bars, whenever there are signs of relevant influence of such , of its associated companies, controlled or controllers over the legal entity of the SMP provider, in the terms of the Regulation for the Control and Transfer Verification in Companies Providers of Telecommunication Services, approved by the Resolution n.° 101 of Anatel, of the 04th of February of 1999.

Single Paragraph. The evidence, after the procedure foreseen in this section of the existence of any situation that characterizes untruthfulness or lack of substance of the conditions stated by the Authorized shall configure the disfranchisement hereof, according to section 139 of the LGT.

SECTION 10.3 — Anatel may still file an administrative procedure veered towards ascertaining any misdemeanor against the economical order foreseen in Law n.° 8.884/94.

Chapter XI

Inspection regime

SECTION 11.1 — Anatel shall perform the inspection of the services so as to ensure the compliance with the commitments herein.

§1° — Inspection to be performed by Anatel will cover the inspection and the follow up of the activities, equipment and premises of the AUTHORIZED , implying broad access to all data and information of the Authorized or of third parties.

§2° — Information gathered during inspection activities will be published in the Library, except for those, that by request of the AUTHORIZED , are considered as confidential by Anatel.

§3° — Information that are considered as confidential , as per the previous paragraph, shall only be used in the procedures related hereto, responding to Anatel and to those indicated by Anatel, for any disclosure, broad or restricted, of such information outside the usage scope.

SECTION 11.2 – The AUTHORIZED , by means of an appointed representative, may follow all and every activity of Anatel inspection, not being entitled to oppose or prevent the inspection, under risk of incurring in the punishment foreseen in the regulation.

Chapter XII

Telecommunication Nets and Access to Visiting Users

SECTION 12.1 – THE AUTHORIZED regarding the implementation and operation of the Telecommunication Nets veered towards providing support to SMP, shall observe the provisions in the regulation, specially in the Telecommunication Services Regulation n.° 73, of the 25th of November of 1998; in the General Regulation of Interconnection, approved by the Resolution no 40, of the 23rd of July of 1998; and in the regulation of the SMP.

Single Paragraph. The change in technology standards, promoted by the AUTHORIZED , may not burden unilateral and arbitrarily the user, including with respect to the existing conditions of services to the visiting users.

SECTION 12.2 – Compensation by the use of nets between the Authorized and the other providers of telecommunication services, shall comply with the provision in section 152 of the LGT and in the SMP regulation, especially in the ADJUSTMENT RULE.

Single Paragraph. The document foreseen in item 7 of the ADJUSTMENT RULE becomes hereinafter Attachment I hereto.

Chapter XIII

Sanctions

SECTION 13.1 — THE AUTHORIZED is subject to Anatel inspection, once respected the legal provisions and related regulations, and shall, whenever required to do so, be accountable for as per regulations of the SMP, allowing free access to its technical resources and accounting records.

SECTION 13.2 – non-compliance with conditions or commitments associated to the Authorization, shall subject the Authorized to caveat sanctions, fines, temporary probation or forfeiture, as per provision of the SMP.

Chapter XIV

Termination of the Authorization

SECTION 14.1 – Authorization shall be deemed to be terminated due to disfranchisement, forfeiture, decay, waive or annulment, as per sections 138 to 144 of the LGT and according to the proceedings in the regulation.

Single Paragraph. The termination statement shall not elide the application of the adequate punishments, as per provisions hereof, by the wrongdoings performed by the AUTHORIZED .

Chapter XV

Legal Regime and Applicable documents

SECTION 15.1 – This Authorization is governed, without detracting the other integrant rules of the Brazilian Legal Order, by the LGT, and the regulations derived thereof.

SECTION 15.2 – In the exploitation of the services authorized hereby, the regulations of Anatel shall be complied, as part hereof, specially the documents related with the SMP Regulation.

SECTION 15.4 – In the interpretation of the norms and provisions hereof, shall be taken into consideration, aside from the documents referred to in this Chapter, the general hermeneutic rules and the norms and principles contained in the LGT.

Chapter XVI

Transitory Provisions

SECTION 16.1 – Until the Approval or the covenant of the VU-M, as per the option of the SMP provider, shall be maintained both the value of the Net Compensation , and the criteria for the processing and values conveyance between the providers of Cellular Mobile Services and the Fixed Commuted Telephone Service.

Chapter XVII

Venue

SECTION 17.1 — The Court of the Judiciary Section of the Federal Justice of Brasilia, Federal District , is hereby elected to settle any conflicts arising herefrom or relating hereto, to the exclusion of any other, however privileged.

Chapter XVIII

Final Provisions

SECTION 18.1 – This Authorization Term shall become in force after the disclosure of its extract in the Federal Official Gazette.

SECTION 18.2 –Except for the provisions herein entrusted, any other provisions of the Substituted Instrument become null, as per §2° of section 1.1.

IN WITNESS WHEREOF, the parties sign this document in 03 ( three) counterparts of equal tenor and form, in the presence of witnesses who also sign below, so that it will produce the due legal effects.

Brasília, the 10th of December of 2002.

On behalf of ANATEL:

________________________________________
LUIZ GUILHERME SCHYMURA DE OLIVEIRA
President of the Board

________________________________________
ANTÔNIO CARLOS VALENTE DA SILVA
Counselor

On behalf of the AUTHORIZED :

________________________________________
PAULO CESAR PEREIRA TEIXEIRA
Executive Vice-President

________________________________________
JOSÉ CARLOS DE LA ROSA GUARDIOLA
Vice-President for Planning and Cordination

Witnesses:

________________________________________
JARBAS JOSÉ VALENTE
4.346/D CREA-DF

________________________________________
BRUNO DE CARVALHO RAMOS
5.060.107.391/D CREA-SP

ATTACHMENT I
STATEMENT OF OPTION

According to what is provided in item 7 of the ADJUSTMENT RULE, TELERJ Celular S.A., General Taxpayer’s register — CNPJ N.° 02.330.506/0001-94, herein represented by its Executive Vice-President, PAULO CESAR PEREIRA TEIXEIRA, Brazilian, married, engineer, ID Card – RG n° 301.540.175-9 SSP/RS, opts for the submission to item 5 and its sub-items of the Norms of Compensation Criteria by the Use of the Nets of the Providers of Personal Mobile Service – SMP, approved by the Resolution n° 319, of the 27th of September of 2002, requesting the approval of the TU-M whose maximum value shall be the maximum value of the initial VU-M of its Service Area.

Brasília, the 10th of December of 2002.

_________________________________________
PAULO CESAR PEREIRA TEIXEIRA
Executive Vice-President

AUTHORIZATION TERM PVCP/SPV N.º 018/2002-ANATEL
AUTHORIZATION TERM OF THE PERSONAL MOBILE SERVICE ENTERED
BY AGÊNCIA NACIONAL DE TELECOMUNICAÇÃO (NATIONAL
TELECOMMUNICATION AGENCY)- ANATEL AND
TELEST Celular S.A.

Hereby, on the one part, the AGÊNCIA NACIONAL DE TELECOMUNICAÇÕES (NATIONAL TELECOMMUNICATION AGENCY)–ANATEL, hereinafter referred to as ANATEL, an entity that is a part of the UNION, as per Federal Act n.º 9.472, of the 16th of July of 1997, Lei Geral de Telecomunicações – LGT( General Telecommunications Act – LGT) , registered at the General Registry of Income Tax Payers of the Ministry of Finance - CGC/MF under n.º 02.030.715/0001-12, here represented by the President of the Council of ANATEL LUIZ GUILHERME SCHYMURA DE OLIVEIRA together with the Counselor ANTÔNIO CARLOS VALENTE DA SILVA, and on the other part, TELEST Celular S.A., registered at the General Registry of Income Tax Payers of the Ministry of Finance -CNPJ under nº 02.325.945/0001-09, herein represented by its Executive Vice-President, PAULO CESAR PEREIRA TEIXEIRA, Brazilian, married, engineer, ID card – RG nº301.540.175-9 SSP/RS and by the Vice-President for Planning and Cordination, JOSÉ CARLOS DE LA ROSA GUARDIOLA, Spanish, divorced, engineer, National Registration of Foreigners - RNE nº V271593-8, hereinafter referred to as AUTHORIZED, enter into the present AUTHORIZATION TERM, Anatel Case n.º 53500.001479/2001, that shall be governed by the following sections:

Chapter I

Subject Matter, Area and term of the Authorization

Section 1.1 – The subject-matter of this Term is the issuance of Authorization for the exploitation of the Personal Mobile Service- SMP, rendered under private regime, in the geographic area formed by the territories of the State of Espírito Santo, in the Region III of the PGA-SMP.

§1º – The subject-matter hereof include the Personal Mobile Service, rendered under private regime, according to the Anatel Regulation, and in special, as per the provisions in Regulation of the SMP and in the General Plan of Authorizations of the SMP.

§2º – The current Authorization is issued based on section 214, paragraph V, of the LGT General Telecommunications Act ) and in the “Rule for the Adjustment of Grant Instruments and Authorization of the Mobile Personal Service- SMC for the Personal Mobile Service – SMP, approved by the Resolution ANATEL n.º 318, of the 27th of September of 2002, and amended by the Resolution ANATEL n.º 326, of the 28th of November of 2002, hereinafter referred to as ADJUSTMENT RULE in substitution of the GRANT AGREEMENT Nº 017/97-DOTC/SFO/MC, of the 4th of November of 1997, D.O.U of the 5th of November of 1997, hereinafter referred to as SUBSTITUTED INSTRUMENT.

SECTION 1.2 - Personal Mobile Service is the land mobile telecommunication service of collective interest that enables the communication between the mobile stations and from a mobile station to other stations, once acknowledged the provisions of the regulation.

SECTION 1.3 – The AUTHORIZED is entitled to the industrial exploitation of the means related to services rendering, once observed the provisions in the regulations as well as those in sections 154 and 155 of the LGT.

SECTION 1.4 – The term of this Authorization for the exploitation of the SMP is not determined.

SECTION 1.5 – The service shall be exploited with the use, by the AUTHORIZED , of the sub-band of radio frequencies foreseen in the SUBSTITUTED INSTRUMENT, indicated below :

Transmission from the Mobile Station : 824,0 to 835,0 MHz / 845,0 to 846,5 MHz
Transmission from the Radio base Station : 869,0 to 880,0 MHz / 890,0 to 891,5 MHz

SECTION 1.6 – The right to use the radio frequencies mentioned in the previous SECTION shall remain in force until the 30th of November of 2008, that corresponds to the remaining term extended a single time for 15 years, being such extension against payment.

§1º – The use of the radio frequency shall occur in primarily and restricted to the Services Rendering Area.

§2º – The right to use the radio frequency depends on its efficient and proper use.

§3º – Radio frequency sharing, when it does not imply harmful interference or impose limits to the rendering of the SMP, may be authorized by Anatel.

SECTION 1.7 – The AUTHORIZED , in order to extend the right to use the radio-frequencies related hereto, shall pay, every two years, during the extension term, encumbrance corresponding to 2% (two per cent ) of the annual income of the year prior to the payment, of the SMP, free from taxes and social security taxes.

§1º In the calculation of the amount referred to in the caput of this SECTION, shall be considered the net income derived from the Alternative and Basic Service Plan, subject matter hereof.

§2º The calculation of the percentage referred to in the caput of this SECTION shall always be based on the net income of deduction of taxes and social taxes, determined between January and December of the previous year and obtained in the financial statements elaborated according to the fundamental accounting principles approved by the Management of the AUTHORIZED and audited by independent auditors, and maturity date shall be the 30 (thirty) of April of the subsequent year after the encumbrance is ascertained.

§3º The first installment of the encumbrance shall be due on the 30th (thirtieth ) of April of 2010, calculated based on the net income ascertained from the 1st of January to the 31st of December of 2009, and the subsequent installments shall be due at each twenty four months, having as the base date the calculation of the income of the previous year.

§4º The delay in payment of the encumbrance foreseen in this SECTION will imply charge of arrears fee of 0,33% (zero point thirty three per cent ) a day, up to the limit of 10% (ten per cent), added of the referential SELIC tax for federal bonds, to be applied over the value of the debt, considering all days of delay in payment.

SECTION 1.8 – The petition for the extension of the right to use radio frequencies shall be forwarded to Anatel in up to thirty months, prior to the due date of the original term.

Single Paragraph. Dismissal will only occur if the involved party is not making proper and rational use of the radio frequencies, if it has repeatedly incurred in violations in the performance of its activities, or if it is necessary to change the destination of the use of the radio frequency.

SECTION 1.9 - Anatel is AUTHORIZED to bring a new action of Authorization Grant for the exploitation of the SMP, in case an extension petition of up to 24 (twenty four) months prior to the original maturity date is not suddenly formulated.

Chapter II

Replacement Value

SECTION 2.1 – The value of replacement of the SUBSTITUTED INSTRUMENT hereby, is R$ 9.000,00 (nine thousand reais).

Single Paragraph. Non payment of the outstanding installments, derived from past commitments, related to the values owed by the Grant or Authorization of the Cellular Mobile Service - SMC, shall imply forfeiture hereof, regardless the application of other foreseen penalties.

Chapter III

Form and Conditions for the Rendering of Service

SECTION 3.1 – The AUTHORIZED promises to render the service, subject-matter hereof, in a way as to fully fulfill the obligations inherent to the service rendered under private regime, once observed the criteria , formulae and parameters herein defined.

Single Paragraph. The non-fulfillment of the obligations related to the subject-matter hereof, shall afford the application of the sanctions foreseen herein, shall allow for the temporary suspension, on the part of Anatel and, according to the case, forfeiture hereof shall be adjudicated, as per section 37 of the LGT.

SECTION 3.2 - THE AUTHORIZED shall exploit the service, subject-matter hereof at its own risks, within the regime of broad and fair competition set forth in LGT, being compensated by the prices charged, as per provisions herein.

§1º THE AUTHORIZED shall not be entitled to any type of exclusivity, any possibility of financial economical balance guarantee, and may not claim rights as to the admission of new providers of the same service.

§2º THE AUTHORIZED will not have acquired rights to the permanence of the conditions in force with the issuance hereof, or of the star of the activities, and shall observe the new conditions imposed by the law and by regulation.

§3º The norms shall grant enough time for the adjustment to the new conditions.

SECTION 3.3 – THE AUTHORIZED shall keep free access to emergency public services according to what was set forth in the regulation.

SECTION 3.4 – THE AUTHORIZED shall ensure to its user the free exercise of choice of STFC provider for long distance calls, as per the regulation of SMP, especially in the ADJUSTMENT RULE.

SECTION 3.5 – Changes in the shareholder control of the Authorized are subject to control on the part of Anatel for purposes of verification of the conditions that are essential for the forwarding and maintenance of the Authorization, as per the regulation.

Single Paragraph. These are essential for the forwarding and maintenance of the Authorization, among others, those foreseen in the SMP General Authorization Plan, section 10, §2º of the PGO and in article 133 of the LGT.

SECTION 3.6 – The conveyance of the Authorization Plan is subject to the approval on the part of Anatel, once observed the requirements of the §2#186; of section 136 of the LGT.

Single Paragraph. For the purposes of the paragraph I of section 98 of LGT, shall be considered the operation time of the Cellular Mobile Service during the enforcement of the SUBSTITUTED INSTRUMENT.

SECTION 3.7 - The AUTHORIZED shall freely determine the prices to be charged for the rendering of the SMP, defining the Services Plan with structures, forms, criteria and values that shall be reasonable and non discriminatory, and that may vary due to technical characteristics, of specific costs and use offered to the users, as per definition of the SMP regulation, specially in the ADJUSTMENT RULE.

Chapter IV

Coverage Commitments

SECTION 4.1 – Coverage commitments foreseen in the SUBSTITUTED INSTRUMENT shall be maintained, including the coverage and service obligations.

SECTION 4.2 – The non-compliance of the commitments causes the Authorized to be subject to sanctions foreseen herein, and in the regulation, and as a result, the termination of the Authorization may occur.

Chapter V

Quality of Service

SECTION 5.1 – It is an assumption hereof the adequate quality of the services rendered by the AUTHORIZED , being as such considered, the service that satisfies the conditions of regularity, efficiency, safety, updating, generality and courtesy.

§1º - Regularity will be characterized by the continuous exploitation of the service with strict compliance with what is set forth in the Anatel rules.

§2º - Efficiency will be characterized by the attainment and maintenance of the parameters contained herein and by the service to the user , rendered within the term foreseen herein.

§3º - Safety in the e4xploitationof the service shall be characterized by the confidentiality pf the data related to the use of the service by the users, as well as by the full maintenance of the confidentiality regarding the conveyed information in the scope of its exploitation.

§4º - Update will be characterized by the modernity of the equipment, of the premises and techniques of exploitation of the service, with the use of technological advances that definitely will benefit the users, once respected the provisions hereof.

§5º - Generality will be characterized by the non discriminatory rendering of services to any and all users, with the commitment on the part of the Authorized to render the service to whoever requests it as per the regulation.

§6º - Courtesy will be characterized by the respectful and immediate service rendered to all users of the authorized service, as well as by the compliance with the obligations to inform and provide immediate and polite services to all, users or non users that may request from the AUTHORIZED, information, provisions or any kind of request as per the determinations hereof.

SECTION 5.2 - THE AUTHORIZED shall meet the quality targets determined in the Plano Geral de Metas de Qualidade - PGNQ ( General Target Plan of Quality- PGMQ) for the SMP.

Single Paragraph. For the purposes of the provisions in the §5º of section 1st of the PGMQ – SMP, it shall be considered as the starting point of the commercial operation of the SMP in a place where there already exists SMC services rendering, the publishing date of the extract hereof.

SECTION 5.3 – The exploitation of the authorized service may only be interrupted according to the Regulation of the SMP, published by Anatel.

Chapter VI

Numbering Plan

SECTION 6.1 - THE AUTHORIZED compromises to obey the Numbering Regulations published by Anatel, and shall ensure to the user of the service, the portability of the access codes as per regulation.

Chapter VII

Users Charges

SECTION 7.1 – The amount, measuring form and the criteria for charging for the services rendered, shall be set forth by the Authorized, based on the determinations of the SMP Regulation, once observed the content of section 3.7 hereof.

Chapter VIII

Users Rights and Duties

SECTION 8.1 – Users Rights and Duties are those set forth in the LGT and in the regulation, at no loss of the rights foreseen in Law no 8.078, of the 11th of November of 1990 in the cases regulated by it, nor of those included in the SMP rendering agreement.

Chapter IX

Authorized Rights and Duties

SECTION 9.1 – The rights and duties of the Authorized are those set forth in the LGT and in the regulation.

SECTION 9.2 – In services hiring and equipment and material acquisition in relation herewith, the Authorized obliges to consider offers from independent suppliers, including the national ones, and to base its decisions, in respect to the several offers presented, in the compliance of the objective price criteria, delivery conditions and technical specifications in the appropriate regulation.

Single Paragraph. Regarding the mentioned hiring process, the procedures of the Regulation on the Services Hiring Procedures and Material and Equipment Acquisition by the Telecommunication Services Providers, approved by the Resolution n.º 155 of Anatel, of the 5th of August of 1999.

Chapter X

Anatel Obligations and Prerogatives

SECTION 10.1 – Aside from other prerogatives inherent to its regulatory organ function and from the other obligations derived hereof, Anatel will :

I –follow up and inspect the exploitation of the service, in order to comply with the regulation;
II –regulate the exploitation of the authorized service;
III – apply the punishment foreseen in the service regulation, specially herein;
IV –to watch over the good quality of the service, to receive, select and solve complaints and claims of the users, making them aware, within a 90 days period of time, of the actions taken to avoid them to be deprived of their rights;
V – to declare terminated the Authorization in the events foreseen in the LGT;
VI – to watch over the guarantee of interconnection, annulling eventual issues arisen between the AUTHORIZED and the other providers;
VII – to constantly follow up the relationship between the Authorized and the other providers, solving conflicts that may arise;
VIII – to restrain behaviors of the Authorized that are against the free competition regime, observed in the competences of the CADE, the regulation and specially the content of sections 10.2. and 10.3. hereof;
IX – to perform the activity of inspecting the service, as per provisions herein; and
X – collect taxes related to FISTEL, adopting the provisions foreseen in law.

SECTION 10.2 - Anatel might file a Proceeding to Ascertain the Non Compliance of the Obligations (PADO), veered towards ascertaining untruthfulness or non-substance of the conditions stated by the AUTHORIZED , related to the non-participation in the control of the other companies or to other economical concentration preventive bars, whenever there are signs of relevant influence of such , of its associated companies, controlled or controllers over the legal entity of the SMP provider, in the terms of the Regulation for the Control and Transfer Verification in Companies Providers of Telecommunication Services, approved by the Resolution n.º 101 of Anatel, of the 04th of February of 1999.

Single Paragraph. The evidence, after the procedure foreseen in this section of the existence of any situation that characterizes untruthfulness or lack of substance of the conditions stated by the Authorized shall configure the disfranchisement hereof, according to section 139 of the LGT.

SECTION 10.3 - Anatel may still file an administrative procedure veered towards ascertaining any misdemeanor against the economical order foreseen in Law n.º 8.884/94.

Chapter XI

Inspection regime

SECTION 11.1 - Anatel shall perform the inspection of the services so as to ensure the compliance with the commitments herein.

§1º - Inspection to be performed by Anatel will cover the inspection and the follow up of the activities, equipment and premises of the AUTHORIZED , implying broad access to all data and information of the Authorized or of third parties.

§2º - Information gathered during inspection activities will be published in the Library, except for those, that by request of the AUTHORIZED , are considered as confidential by Anatel.

§3º - Information that are considered as confidential , as per the previous paragraph, shall only be used in the procedures related hereto, responding to Anatel and to those indicated by Anatel, for any disclosure, broad or restricted, of such information outside the usage scope.

SECTION 11.2 – The AUTHORIZED , by means of an appointed representative, may follow all and every activity of Anatel inspection, not being entitled to oppose or prevent the inspection, under risk of incurring in the punishment foreseen in the regulation.

Chapter XII

Telecommunication Nets and Access to Visiting Users

SECTION 12.1 – THE AUTHORIZED regarding the implementation and operation of the Telecommunication Nets veered towards providing support to SMP, shall observe the provisions in the regulation, specially in the Telecommunication Services Regulation n.º 73, of the 25th of November of 1998; in the General Regulation of Interconnection, approved by the Resolution no 40, of the 23rd of July of 1998; and in the regulation of the SMP.

Single Paragraph. The change in technology standards, promoted by the AUTHORIZED , may not burden unilateral and arbitrarily the user, including with respect to the existing conditions of services to the visiting users.

SECTION 12.2 – Compensation by the use of nets between the Authorized and the other providers of telecommunication services, shall comply with the provision in section 152 of the LGT and in the SMP regulation, especially in the ADJUSTMENT RULE.

Single Paragraph. The document foreseen in item 7 of the ADJUSTMENT RULE becomes hereinafter Attachment I hereto.

Chapter XIII

Sanctions

SECTION 13.1 - THE AUTHORIZED is subject to Anatel inspection, once respected the legal provisions and related regulations, and shall, whenever required to do so, be accountable for as per regulations of the SMP, allowing free access to its technical resources and accounting records.

SECTION 13.2 – non-compliance with conditions or commitments associated to the Authorization, shall subject the Authorized to caveat sanctions, fines, temporary probation or forfeiture, as per provision of the SMP.

Chapter XIV

Termination of the Authorization

SECTION 14.1 – Authorization shall be deemed to be terminated due to disfranchisement, forfeiture, decay, waive or annulment, as per sections 138 to 144 of the LGT and according to the proceedings in the regulation.

Single Paragraph. The termination statement shall not elide the application of the adequate punishments, as per provisions hereof, by the wrongdoings performed by the AUTHORIZED .

Chapter XV

Legal Regime and Applicable documents

SECTION 15.1 – This Authorization is governed, without detracting the other integrant rules of the Brazilian Legal Order, by the LGT, and the regulations derived thereof.

SECTION 15.2 – In the exploitation of the services authorized hereby, the regulations of Anatel shall be complied, as part hereof, specially the documents related with the SMP Regulation.

SECTION 15.4 – In the interpretation of the norms and provisions hereof, shall be taken into consideration, aside from the documents referred to in this Chapter, the general hermeneutic rules and the norms and principles contained in the LGT.

Chapter XVI

Transitory Provisions

SECTION 16.1 – Until the Approval or the covenant of the VU-M, as per the option of the SMP provider, shall be maintained both the value of the Net Compensation , and the criteria for the processing and values conveyance between the providers of Cellular Mobile Services and the Fixed Commuted Telephone Service.

Chapter XVII

Venue

SECTION 17.1 - The Court of the Judiciary Section of the Federal Justice of Brasilia, Federal District , is hereby elected to settle any conflicts arising herefrom or relating hereto, to the exclusion of any other, however privileged.

Chapter XVIII

Final Provisions

SECTION 18.1 – This Authorization Term shall become in force after the disclosure of its extract in the Federal Official Gazette.

SECTION 18.2 – Except for the provisions herein entrusted, any other provisions of the Substituted Instrument become null, as per §2º of section 1.1.

IN WITNESS WHEREOF, the parties sign this document in 03 ( three) counterparts of equal tenor and form, in the presence of witnesses who also sign below, so that it will produce the due legal effects.

Brasília, the 10th of December of 2002.

On behalf of ANATEL:

LUIZ GUILHERME SCHYMURA DE OLIVEIRA
President of the Board

ANTÔNIO CARLOS VALENTE DA SILVA
Counselor

On behalf of the AUTHORIZED :

PAULO CESAR PEREIRA TEIXEIRA
Executive Vice-President

JOSÉ CARLOS DE LA ROSA GUARDIOLA
Vice-President for Planning and Cordination

Witnesses:

JARBAS JOSÉ VALENTE
4.346/D CREA-DF

BRUNO DE CARVALHO RAMOS
5.060.107.391/D CREA-SP

ATTACHMENT I
STATEMENT OF OPTION

According to what is provided in item 7 of the ADJUSTMENT RULE, TELEST Celular S.A., General Taxpayer’s register - CNPJ N.º 02.325.945/0001-09, herein represented by its Executive Vice-President, PAULO CESAR PEREIRA TEIXEIRA, Brazilian, married, engineer, ID Card – RG nº 301.540.175-9 SSP/RS, opts for the submission to item 5 and its sub-items of the Norms of Compensation Criteria by the Use of the Nets of the Providers of Personal Mobile Service – SMP, approved by the Resolution nº 319, of the 27th of September of 2002, requesting the approval of the TU-M whose maximum value shall be the maximum value of the initial VU-M of its Service Area.

Brasília, the 10th of December of 2002.

PAULO CESAR PEREIRA TEIXEIRA
Executive Vice-President

EXHIBIT 8.1

LIST OF SUBSIDIARIES AS OF DECEMBER 31, 2002

1) Direct interest

Name of the Company	Place of Incorporation	Country
Telerj Celular S.A.	Rio de Janeiro - RJ	Brazil
Telest Celular S.A.	Vitória - ES	Brazil

SIGNATURES

       The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tele Sudeste Celular Participações S.A.

By:	/s/ Francisco José Azevedo Padinha
Name:	Francisco José Azevedo Padinha
Title:	Acting Chief Executive Officer

By:	/s/ Fernando Abella Garcia
Name:	Fernando Abella Garcia
Title:	Chief Financial Officer and interim
Chief Executive Officer

Date: June 24, 2003

CERTIFICATION

I, Francisco José Azevedo Padinha, certify that:

1.	I have reviewed this annual report on Form 20-F of TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)

Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)

All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 24, 2003

By:  /s/    Francisco José Azevedo Padinha
    Name: Francisco José Azevedo Padinha
    Title: Acting Chief Executive Officer

CERTIFICATION

I, Fernando Abella Garcia, certify that:

1.	I have reviewed this annual report on Form 20-F of TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)

Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)

All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 24, 2003

By:  /s/    Fernando Abella Garcia
    Name: Fernando Abella Garcia
    Title: Chief Financial Officer and interim Chief Executive Officer

EXHIBIT 12.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

       In connection with the Annual Report of TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”), I, Francisco José Azevedo Padinha, acting Chief Executive Officer, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(i)	the Report fully complies with the requirements of Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 24, 2003

By:  /s/    Francisco José Azevedo Padinha
    Name: Francisco José Azevedo Padinha
    Title: Acting Chief Executive Officer

EXHIBIT 12.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

       In connection with the Annual Report of TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”), I, Fernando Abella Garcia, Chief Financial Officer and interim Chief Executive Officer, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(i)	the Report fully complies with the requirements of Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 24, 2003

By:  /s/    Fernando Abella Garcia
    Name: Fernando Abella Garcia
    Title: Chief Financial Officer and interim Chief Executive Officer

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

INDEPENDENT AUDITORS’REPORT

To the Board of Directors and Shareholders of

Tele Sudeste Celular Participações S.A.:
Rio de Janeiro, Brazil:

(1)

We have audited the accompanying consolidated balance sheets of Tele Sudeste Celular Participações S.A. and subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in financial position and changes in shareholders’ equity for each of the three years in the period ended December 31, 2002, all adjusted for price level changes through December 31, 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

(2)

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

(3)

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tele Sudeste Celular Participações S.A. and subsidiaries as of December 31, 2002 and 2001, the results of their operations and the changes in their financial position, and in shareholders’ equity for each of the three years in the period ended December 31, 2002, in conformity with accounting practices adopted in Brazil.

(4)

Accounting practices adopted in Brazil vary in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP). Application of U.S. GAAP would have affected the financial position and shareholders’ equity at December 31, 2002 and 2001, and the results of operations for each of the three years in the period ended December 31, 2002, to the extent summarized in Note 31 to the consolidated financial statements.

(5)

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The consolidated statements of cash flows for each of the three years in the period ended December 31, 2002 are presented for purposes of additional analysis and is not a required part of the basic financial statements under accounting practices adopted in Brazil. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

S:/ DELOITTE TOUCHE TOHMATSU
Rio de Janeiro, Brazil
June 23, 2003.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais)

		December 31,
	Note	2002	2001
Current assets:
Cash and cash equivalents	12	123,170	85,761
Trade accounts receivable, net	13	272,908	307,780
Deferred and recoverable taxes	14	261,639	213,100
Other assets	15	190,828	121,676

Total current assets		848,545	728,317

Noncurrent assets:
Deferred and recoverable taxes	14	273,918	350,619
Other assets	15	104,252	19,061

Total noncurrent assets		378,170	369,680

Permanent assets:
Investments		369	286
Property, plant and equipment, net	16	1,750,729	1,858,059

Total permanent assets		1,751,098	1,858,345

Total assets		2,977,813	2,956,342

Current liabilities:
Payroll and related accruals	17	11,489	12,557
Accounts payable and accrued expenses	18	378,575	284,536
Taxes other than income taxes	19	26,239	57,207
Dividends payable	20	17,484	42,752
Income taxes	10	9,060	13,468
Loans and financing	22	200,922	189,726
Reserve for contingencies	23	26,519	14,900
Other liabilities	21	88,849	31,470

Total current liabilities		759,137	646,616

Noncurrent liabilities:
Income taxes	10	47,280	77,568
Loans and financing	22	259,597	294,939
Reserve for contingencies	23	21,483	4,626
Pension and other postretirement benefit plans	24	1,133	858
Other liabilities	21	-	20,490

Total noncurrent liabilities		329,493	398,481

Shareholders’ equity
Share capital	26a	830,309	739,917
Capital reserves	26b	381,632	472,776
Income reserves	26c	85,352	41,428
Treasury stocks		-	(764)
Retained earnings		591,716	657,714

Total shareholders’ equity		1,889,009	1,911,071

Funds for capitalization:
Other funds		174	174

Total funds for capitalization		174	174

Total liabilities and shareholders’ equity		2,977,813	2,956,342

The accompanying notes are an integral part of these consolidated financial statements.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(In thousands of Brazilian reais, except earnings per thousand shares)

		Years ended December 31,
	Note	2002	2001	2000
Net operating revenue	4	1,847,631	1,703,299	1,561,474
Cost of services and goods	5	(1,110,522)	(963,211)	(920,485)

Gross profit		737,109	740,088	640,989

Operating income (expenses):
Selling	6,a	(360,216)	(287,181)	(248,890)
General and administrative	6,b	(242,666)	(269,019)	(217,120)
Other operating income (expense), net	7	(10,037)	17,185	5,544

Operating income before interest		124,190	201,073	180,523

Financial expense, net	8	(12,717)	(83,222)	(35,602)

Operating income, net		111,473	117,851	144,921

Nonoperating expense, net	9	(1,276)	(1,196)	(3,215)

Income before minority interests and taxes		110,197	116,655	141,706

Income and social contribution taxes	10	(35,819)	(22,158)	(36,778)

Minority interests		-	-	(12,529)

Net income		74,378	94,497	92,399

Shares outstanding at the balance sheet date (thousands)		414,006,458	396,041,635	396,345,036

Earnings per thousand shares outstanding at the balance sheet date (Brazilian reais)		0.18	0.24	0.23

The accompanying notes are an integral part of these consolidated financial statements.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(In thousands of Brazilian reais-R$)

	2002	2001	2000
SOURCES OF FUNDS:
From operations:
Net income	74,378	94,497	92,399
Items not affecting working capital:
Depreciation	477,605	386,776	320,872
Loss from changes in equity holding of subsidiaries	-	-	4,444
Loss (gain) on permanent asset disposals	269	534	(1,332)
Minority interests	-	-	12,529
Monetary and exchange variations on noncurrent items	20,078	58,055	(2,058)
Long-term financial interest	2,379	1,942	1,090
Provision for contingencies	17,447	1,645	2,981
Pension and other postretirement benefit plans	2,384	-	-
Other provisions	4,699	-	-

Total from operations	599,239	543,449	430,925

From third parties:
Transfer from noncurrent assets to current assets	132,451	1,691	7,564
Increase in noncurrent liabilities	-	108,281	119,478
Prior year adjustments – Pension and other postretirement plans	-	839	-
Tax incentives	106	584	4,464
Premium reserve	-	-	468,924
Capital increase	-	-	195,181
Proceeds from property, plant and equipment disposals	339	314	1,733
Unclaimed dividends	7,333	-	-

Total sources	739,468	655,158	1,228,269

USES OF FUNDS:
Dividends and interest on shareholders’ equity	103,879	50,297	58,387
Transfers from noncurrent to current liabilities	225,302	146,904	178,233
Increase in noncurrent assets	31,614	2,648	355,865
Additions to investments	83	67	52
Merger of minority interest	-	-	195,181
Capital decrease	-	-	201
Purchase of treasury shares	-	764	-
Additions to property, plant and equipment	370,883	408,656	442,585

Total uses	731,761	609,336	1,230,504

INCREASE (DECREASE) IN WORKING CAPITAL	7,707	45,822	(2,235)

REPRESENTED BY:
CURRENT ASSETS AT YEAR END	848,545	728,317	859,588
CURRENT LIABILITIES AT YEAR END	(759,137)	(646,616)	(823,709)

Working capital at year end	89,408	81,701	35,879
Working capital at beginning of the year	81,701	35,879	38,114

INCREASE (DECREASE) IN WORKING CAPITAL	7,707	45,822	(2,235)

The accompanying notes are an integral part of these consolidated financial statements.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(In thousands of Brazilian reais)

		Capital Reserves		Income Reserves
	Share Capital	Tax Incentives	Premium Reserve	Legal Reserve	Unrealized Income Reserve	Treasury Stocks	Retained Earnings	Total

Balance at December 31, 1999	516,052	1,232	—	27,071	51,757	—	591,239	1,187,351
Capital increase – General Extraordinary meeting on March 21, 2000	28,885	—	—	—	—	—	(28,885)	—
Capital decrease – General Extraordinary meeting on November 30, 2000	(201)	—	—	—	—	—	—	(201)
Capital increase – General Extraordinary meeting on November 30, 2000	195,181	—	—	—	—	—	—	195,181
Tax incentives	—	2,530	—	—	—	—	—	2,530
Goodwill reserve	—	—	468,924	—	—	—	—	468,924
Deferred tax on full indexation	—	—	—	—	—	—	(34,651)	(34,651)
Consolidation adjustments - tax incentives	—	—	—	—	—	—	1,941	1,941
Reversal of reserves	—	—	—	—	(51,757)	—	51,757	—
Net income	—	—	—	—	—	—	92,399	92,399
Transfer to reserves	—	—	—	6,187	—	—	(6,187)	—
Interest on shareholders’ equity	—	—	—	—	—	—	(32,879)	(32,879)
Income tax on interest on shareholders’ equity	—	—	—	—	—	—	(5,803)	(5,803)
Dividends	—	—	—	—	—	—	(8,580)	(8,580)

Balance at December 31, 2000	739,917	3,762	468,924	33,258	—	—	620,351	1,866,212
Tax incentives	—	90	—	—	—	—	—	90
Prior year adjustments – pension and other postretirement benefits	—	—	—	—	—	—	839	839
Purchase of treasury shares	—	—	—	—	—	(764)	—	(764)
Consolidation adjustments - tax incentives	—	—	—	—	—		494	494
Net income	—	—	—	—	—	—	94,497	94,497
Transfer to reserves	—	—	—	8,170	—	—	(8,170)	—
Interest on shareholders’ equity	—	—	—	—	—	—	(42,752)	(42,752)
Income tax on interest on shareholders’ equity	—	—	—	—	—	—	(7,545)	(7,545)

Balance at December 31, 2001	739,917	3,852	468,924	41,428	—	(764)	657,714	1,911,071

Treasury shares canceled — Extraordinary Shareholders' Meeting on April 02, 2002	(764)	—	—	—	—	764	—	—
Capital increase – Board of Directors Meeting on April 29, 2002	91,156	—	(91,156)	—	—	—	—	—
Fiscal incentives	—	12	—	—	—	—	—	12
Unclaimed dividends at holding Company	—	—	—	—	—	—	4,187	4,187
Consolidation adjustments:
Tax incentives	—	—	—	—	—	—	94	94
Unclaimed dividends at subsidiaries	—	—	—	—	—	—	3,146	3,146
Net income	—	—	—	—	—	—	74,378	74,378
Appropriations:
Transfer to legal reserve	—	—	—	7,181	—	—	(7,181)	—
Transfer to expansion reserve	—	—	—	—	36,743	—	(36,743)	—
Proposed dividends	—	—	—	—	—	—	(90,379)	(90,379)
Interest on shareholders’ equity	—	—	—	—	—	—	(11,475)	(11,475)
Income tax on interest on shareholders’ equity	—	—	—	—	—	—	(2,025)	(2,025)

Balance at December 31, 2002	830,309	3,864	377,768	48,609	36,743	—	591,716	1,889,009

The accompanying notes are an integral part of these consolidated financial statements.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 and 2000
(In thousands of Brazilian Reais)

	Years ended December 31,
	2002	2001	2000
Operating activities:
Net income	74,378	94,497	92,399
Adjustments to reconcile net income to cash provided by
operating activities:
Depreciation and amortization	477,605	386,776	320,872
Minority share of net income	-	-	12,529
Monetary/exchange variation on long-term loans and financing	189,088	113,266	(4,478)
(Gain) loss on permanent asset disposals	269	534	(1,332)
Losses from changes in equity holding of subsidiaries	-	-	4,444
Allowance for doubtful accounts	96,810	71,847	69,774
(Increase) in customer accounts receivable, gross	(61,938)	(30,190)	(25,539)
(Increase) decrease in taxes receivable	39,763	(15,871)	37,957
(Increase) decrease in other current assets	(69,152)	51,863	(3,495)
(Increase) decrease in other noncurrent assets	(63,679)	3,325	4,874
Increase (decrease) in payroll and related accruals	(1,068)	2,484	3,597
Increase (decrease) in accounts payable and accrued expenses	84,222	(71,098)	101,786
Increase (decrease) in taxes other than income taxes	(42,286)	18,554	(11,672)
Increase (decrease) in other current liabilities	36,445	(2,143)	(48,879)
Increase (decrease) in accrued interest	9,669	(15,862)	15,751
(Decrease) in income taxes	(34,695)	(37,797)	(26,160)
Increase (decrease) in reserve for contingencies	28,476	8,766	(8,689)
Increase in pension and other post-retirement benefit plans.	2,101	-	-
Increase in other noncurrent liabilities	4,699	18,656	1,834

Total net cash provided by operating activities	770,707	597,607	535,573

Investing activities:
Additions to property, plant and equipment	(370,883)	(408,656)	(442,585)
Proceeds from asset disposals	339	314	1,733

Total net cash used in investing activities	(370,544)	(408,342)	(440,852)

Financing activities:
Loans repaid	(246,502)	(398,377)	(228,187)
New loans obtained	-	217,137	209,847
Purchase of treasury shares	-	(764)	-
Dividends paid	(116,252)	(47,108)	(26,468)

Total net cash used in financing activities	(362,754)	(229,112)	(44,808)

Increase (decrease) in cash and cash equivalents	37,409	(39,847)	49,913

Cash and cash equivalents at beginning of year	85,761	125,608	75,695

Cash and cash equivalents at end of year	123,170	85,761	125,608

The accompanying notes are an integral part of these consolidated financial statements.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2002, 2001 and 2000
(Amounts expressed in thousands of Brazilian reais)

1. Operations and background

       Tele Sudeste Celular Participações S.A. was formed on May 22, 1998, through the spin-off of certain assets and liabilities of Telebrás, including 70.7% and 85.2% of the share capital of Telerj Celular S.A. and Telest Celular S.A., respectively. Until August 4, 1998, the Companies were controlled by the Federal Government. On July 29, 1998, the Federal Government separated Telebrás into twelve newly formed holding companies (the “New Holding Companies”) and sold to twelve buyers (the “New Controlling Shareholders”) its rights to receive shares of the New Holding Companies. In connection with this sale, the Federal Government assigned to the New Controlling Shareholders substantially all its economic and voting rights with respect to the New Holding Companies and, as a consequence, effective August 4, 1998 the New Controlling Shareholders controlled the New Holding Companies.

       Telerj Celular S.A. and Telest Celular S.A. (the “Subsidiaries”) were formed on January 5, 1998 and subsequently received on January 30, 1998 from Telecomunicações do Rio de Janeiro S.A. and Telecomunicações do Espírito Santo S.A. the assets and liabilities comprising their respective cellular telecommunications services.

       On December 31, 2002, Tele Sudeste Celular Participações S.A (the “Holding Company”) holds 100% of the capital of Telerj Celular S.A. (“Telerj”) and Telest Celular S.A (“Telest”), and the companies are providers of cellular telecommunications services in the States of Rio de Janeiro and Espírito Santo, respectively, and are also engaged in related activities required or useful for the performance of these services, in conformity with concessions and authorizations granted to them.

       The subsidiaries’ activities, including the services that they may provide and the tariffs they may charge, are regulated by Agência Nacional de Telecomunicações (“Anatel”), the regulatory authority for the Brazilian telecommunications industry pursuant to Law No. 9,472 of July 16, 1997 and the related regulations, decrees, decisions and plans.

       Migration from SMC to SMP

       On December 10, 2002 ANATEL, Telerj and Telest signed the Authorization Term for Personal Cellular Service (“SMP”), which became effective as of the publication in the Official Government Daily Newspaper, which occurred on December 12, 2002.

       Under the above-mentioned document, Mobile Cellular Service (SMC), provided under concession, was replaced by Personal Cellular Service (SMP), provided under authorization, both granted by the Federal Government.

       The authorizations granted to Telerj and Telest are effective for the remaining period of the original respective concessions being November 30, 2005 and November 30, 2008, respectively, renewable for an additional 15-year term. Any such renewal is subject to a renewal fee.

       The main alterations occurring from the migration of the SMC to SMP are:

a.	The consolidation of the joint venture process between Telefónica Móviles and Portugal Telecom, in Brazil;

b.	The SMP user will have the right to choose the long distance service provider through the provider selection code (“CSP - código de seleção de prestadora”) as of May 31, 2003 for calls outside their access areas;

c.	Stricter quality targets;

d.	Free negotiation of interconnection tariffs beginning June 2004.

       Joint Venture

       On December 27, 2002, the assets in the Brazilian mobile telephony market held by the shareholders PT Móveis - Serviços de Telecomunicações, SGPS (“PT Móveis”) and Telefónica Móviles S.A. (“TEM”), represented by the direct and indirect equity interests in Telesp Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., and CRT Celular Participações S.A., were transferred to Brasilcel N.V., to form a joint venture based in the Netherlands, 50% owned by PT and 50% owned by TEM.

       Consequently, Brasilcel N.V. shareholders are TEM (50% of the total capital), PT Móveis (50% of the total capital) as of December 31, 2002, Tele Sudeste Celular Participações S.A., a publicly-traded company, is owned by Sudestecel Participações S.A. (19.25% of the total capital), Brasilcel N.V. (13.88% of the total capital) and Tagilo Participações Ltda. (10.35% of the total capital) in the Brazilian market. Sudestecel Participações S.A. is controlled by Brasilcel N.V. (89.5% of total capital), NTT Docomo, INC. (7.00% of total capital) and Itochu Corporation (3.50% of total capital).

       The Senior Management of the companies involved understand that the mentioned process will result in significant gains for all the corporations, mainly due to the synergies achieved with the operations increase volume and unification of operative processes, which may cause systemic adjustments.

2. Presentation of the financial statements

a. Presentation of consolidated financial statements as of and for the years ended December 31, 2002, 2001 and 2000

       The accompanying consolidated financial statements present the consolidated balance sheets and results of operations in cellular telecommunication businesses of the Holding Company and its subsidiaries(collectively “The Company”). The portion of net income attributable to shareholders of the subsidiaries other than the Holding Company as of and for the year ended December 31, 2000 is reflected as “minority interests”. On November 30, 2000, as part of the corporate restructuring of the Holding Company and its subsidiaries, the Holding Company acquired all shares issued by Telerj Celular S.A. and Telest Celular S.A. that were owned by minority shareholders’, therefore converting the Subsidiaries into wholly-owned subsidiaries of the Holding Company. On that date, before corporate restructuring, the minority shareholders owned 29.3% and 14.8% of share capital of Telerj Celular S.A. and Telest Celular S.A., respectively.

       The presentation of the consolidated financial statements is consistent with the presentation of the published financial statements of the Company and its predecessors, from which the financial information was extracted, except for certain reclassifications and changes in terminology within the consolidated balance sheets and the consolidated statements of income which have been made to conform the previously published financial statements to the 2002 presentation and for the effects of inflation, as discussed in Note 2(b) and 2(c).

b. Full indexation to December 31, 2000

       As a result of legislation mandating the discontinuation of the indexation system for Brazilian corporate law accounting and most fiscal purposes, together with the option granted by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM), the consolidated financial statements of the Company as of December 31, 2002, 2001 and 2000 and for the years then ended, as published in Brazil, do not recognize the effects of changes in the purchasing power of the Brazilian currency that would have been otherwise required under the comprehensive indexation system, which was applied through December 31, 1995. Nevertheless, as permitted under accounting principles adopted in Brazil (“Brazilian GAAP”), the accompanying financial statements have been fully indexed through December 31, 2000.

       In July 1997, the three-year cumulative inflation rate for Brazil fell below 100%. However, as permitted by Brazilian GAAP, the constant currency method continued to be applied through December 31, 2000. Thus, the financial statements of the Company for the year ended December 31, 2000 were prepared using the integral restatement method, in order to express the balances of the Company in the currency of constant purchasing power of December 31, 2000.

       Accordingly, all relevant nonmonetary assets and liabilities, shareholders’ equity accounts, and all components of the statements of income, changes in shareholders’ equity and changes in financial position and notes were updated to reflect the changes in the inflation index to December 31, 2000. Also, the gains and losses on monetary assets and liabilities attributable to changes in the index, calculated on a monthly basis, were allocated to the corresponding income or expense items in the statements of income.

       The price-level adjustment to reflect the current purchasing power of the currency do not purport to change the prior-period financial statements in any way, but only to update the amounts to a constant currency measurement unit.

       For official purposes, such as providing reports to Brazilian shareholders, filing financial statements with the CVM, and determining dividend payments and other distributions and tax liabilities in Brazil, the Company has published, and will continue to publish, its consolidated financial statements as of and for the years ended December 31, 2002, 2001 and 2000 prepared in accordance with the Law 6,404 of December 15, 1976, as amended, or the Brazilian corporate law method (“BR CL”), which no longer recognize the effects of inflation beginning January 1, 1996.

       The principal criteria adopted to prepare the fully indexed consolidated financial statements for the year ended December 31, 2000, maintained in accordance with the practices described in Note 3, were as follows:

       i. Inflation restatement index

       The consolidated financial statements of 2000 were indexed and expressed in the currency of constant purchasing power as of December 31, 2000 by using the monthly average values of the Índice Geral de Preços-Mercado (the General Prices Index-Market or the “IGP-M”, published) by the Fundação Getúlio Vargas, for the year ended December 31, 2000, which was 9.95%.

       ii. Consolidated statements of income for 2000.

       Items in the consolidated statements of income are adjusted by:

  allocating inflationary holding gains or losses on interest bearing monetary assets and liabilities to their corresponding interest income and expense captions;

  allocating inflationary holding gains and losses from other monetary items to their corresponding income or expense captions. Amounts without a corresponding income or expense caption were allocated to “Other net operating income (expense).”

       iii.Deferred income tax effects of indexation adjustments in 2000

       As a result of legislation mandating the discontinuation of the indexation system for Brazilian corporate law and most fiscal purposes begining January 1, 1996, the indexation of assets and liabilities for financial reporting purposes herein is not permitted for tax purposes. Accordingly, a deferred tax liability arises for the excess of net assets shown for financial reporting purposes over the tax basis of these net assets. The resulting additional deferred tax liability of R$34,651 was recorded as a charge to retained earnings in 2000 (see Note 10).

c. Financial statements as of and for the years ended December 31, 2002 and 2001

       As mentioned above, companies which prepare their financial statements accordance with Brazilian GAAP (including financial statements prepared using the constant currency method) should cease to recognize inflationary effects as from January 1, 2001, as the disclosure of inflationary effects subsequent to that date is permitted only in cases when the accumulated inflation rate measured by the “IGP-M” in the latter three years reaches 100% or more. Accounting differences between the financial statements prepared using the constant currency method and those in compliance with the BR CL as of December 31, 2000 shall remain registered in the financial statements and shall diminish as a result of the realization (e.g., depreciation, amortization or write-offs) of the related assets and liabilities that gave rise to the differences.

       Considering that the annual inflation for 2002 and 2001 was 25.31%and 10.37%, respectively, and that the inflation for the three-year period ended December 31, 2002 and 2001 was 52.07% and 45.73%, respectively, effects of inflation for the years 2002 and 2001 have not been recognized for Brazilian GAAP purposes. However, the effects of inflation recorded under Brazilian GAAP for the period from January 1, 1996 through December 31, 2000 were recorded under BR CL and, as such, generated the following effects on net income and shareholders’ equity as of December 31, 2002 and 2001 and for the three years in the period ended December 31, 2002 as follows:

	2002	2001	2000
Net income according to the BR CL	140,376	162,914	121,876
(-) Realization of assets (depreciation, amortization and write-offs)	(99,997)	(103,664)	(83,385)
(+) Inflationary gains on monetary items, net	-	-	16,648
(+) Reversal of deferred taxes	33,999	35,247	24,632
(+) Minority interest on above adjustments	-	-	12,628

(=) Net income according to Brazilian GAAP	74,378	94,497	92,399

	2002	2001
Shareholders’ equity as of December 31 according to the BR CL	1,779,685	1,735,749
(+) Balance remaining from the constant currency appreciation until December 31, 2000.	165,664	265,661
(-) Deferred taxes on above balance	(56,340)	(90,339)

(=) Shareholders’ equity as of December 31 according to Brazilian GAAP	1,889,009	1,911,071

d. Principles of consolidation

       These consolidated financial statements include the financial records of the Holding Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

e. Reclassifications

       Certain reclassifications have been made to the prior periods to conform to the 2002 presentation.

3. Summary of principal accounting policies

a. Cash and cash equivalents

       Are considered to be all available balances in cash and banks and highly liquid temporary cash investments, stated at cost, plus accrued interest to the balance sheet date, with original maturity dates of three months or less.

b. Trade accounts receivable

       Accounts receivable from telephone subscribers are calculated at the tariff rate on the date the services were rendered. Trade accounts receivable, net also include services provided to customers up to the balance sheet date, but not yet invoiced, as well as the accounts receivable from the sale of handsets and accessories.

c. Allowance for doubtful accounts

       Provision is made for trade accounts receivable for those receivables whose recoverability is considered remote.

d. Foreign currency transactions

       Are recorded at the prevailing exchange rate at the date of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Resulting gains and losses related to exchange variations on foreign currency denominated assets and liabilities are recognized in the statements of income.

       Exchange variation and premiums related to derivative contracts are calculated and recorded on an accrual basis (monthly) regardless of the settlement period.

e. Inventories

       Consist of handsets and accessories stated at the average cost of acquisition. A provision is recognized to adjust the cost of handsets and accessories to net realizable value for inventory considered obsolete or slow-moving.

f. Prepaid expenses

       Are stated at amounts disbursed for expenses yet to be incurred.

h. Property, plant and equipment

       Property, plant and equipment are stated at acquisition or construction cost less accumulated depreciation, restated for inflation until December 31, 2000. Cost incurred for maintenance and repair, which increase installed capacity or useful life are capitalized. Others maintenance and repaid costs are charged to income as incurred. Depreciation is calculated under the straight-line method based on the estimated useful lives of the underlying assets. Depreciation rates are shown in Note 16(b).

       Through 1998, interest calculated monthly at a rate of 12% per annum on construction-in-progress was capitalized as part of property, plant and equipment, until the asset was placed in service. In 2001 and 2000, the Company did not capitalize interest attributable to construction-in-progress. However, in 2002 the Company capitalize d interest related to construction-in-progress based on the actual effective interest related. Total interest capitalized in 2002 was R$30,411.

i. Vacation payable accrual

       Cumulative vacation payable due to employees is accrued as incurred.

j. Accrual for rewards program

       The Subsidiaries implemented a rewards program that enables users to accumulate points based on cellular phone calls completed, which may be exchanged in the future for cellular handsets. An accrual is recorded based on points earned as of the balance sheet date, considering the cost of the cellular handsets and the expected utilization based on the registered customer’s consumption profile.

k. Income and social contribution taxes

       Income and social contribution taxes are calculated and recorded based on the tax rates in effect on the balance sheet date, on an accrual basis. Deferred income taxes attributable to temporary differences, and income tax and social contribution tax loss carryforwards are recorded as assets or liabilities, based on the assumption of their future realization.

k. Loans and financing

       Loans and financing are updated for monetary and/or exchange variations and include accrued interest to the balance sheet date.

l. Fistel fee

       Fistel (Telecommunication Inspection Fund) fee paid at activation of subscribers are deferred and amortized over the customers’estimated retention period, equivalent to 24 months.

m. Reserve for contingencies

       Reserves for loss contingencies are based on legal counsel’s and management’s opinion on the probable result of pending litigations and updated to the balance sheet date in amounts considered sufficient to cover probable losses, based on the nature of each contingency.

n. Pension and postretirement benefits

       Subsidiaries, together with other companies of the Brazilian Telecommunications System, sponsor a private pension entity (SISTEL) to manage the pension funds (defined benefit and defined contribution) and other postretirement benefits to their employees. Contributions are recognized on the accrual basis of accounting. The subsidiaries elected to adopt CVM Instruction no. 371,and recognized the amounts of their proportionate share of these pensions and postretirement benefit obligations as a direct charge to shareholders’ equity, net of tax effects as of December 31, 2001 (see Note 24).

o. Revenue recognition

       Revenue from services is recognized when the services are rendered. Billing is on a monthly basis. Unbilled revenue from the billing date through the end of the month is estimated and recognized as revenue in the month in which the service is rendered. Revenue from sale of prepaid cellular handset cards is deferred and recognized in income when such cards are used, based on minute usage. Revenue from the sale of handsets and accessories is recorded at the moment of the sale to the customer.

p. Financial expense, net

       Represents interest earned (incurred) during the period and monetary and exchange variation resulting from financial investments and loans and financing. Gains and losses on derivative contracts are also included in financial expense, net.

q. Derivatives

       The Company enters into certain derivative contracts to manage the exposure of its cash flows in foreign currency to fluctuations in the interest and exchange rates in relation to the Brazilian real. These derivative contracts are calculated and recorded based on contractual terms, and the exchange and rates in effect at the balance sheet date. Premiums, received or paid, are deferred and amortized over the effective period of the respective contracts. Resulting gains and losses, realized or unrealized, are recorded as “Financial expense, net”.

r. Research and development

       Research and development costs are charged to expense as incurred. (See Note 7).

s. Advertising expense

       Advertising costs are charged to expense as incurred.

t. Employees’ profit sharing

       Accruals are made to recognize the expenses for employee’s profit sharing, which is subject to approval at the annual Shareholders’ Meeting. Until 2001 employee profit sharing was shown after operating income as an expense at arriving net income. For the 2002 presentation, by recommendation of the CVM, employee profit sharing has been reclassified to operating income for all years presented.

u. Earnings per thousand shares

       Earnings per thousand shares are calculated based on the number of shares outstanding at the balance sheet date.

v. Segment information

       The Companies operate solely in one segment for local and regional cellular telecommunications. All revenues are generated in relation to services provided in or routed through the states of Rio de Janeiro and Espírito Santo.

w. Minority interests

       Minority interests reflected in the consolidated statements of income up to October 31, 2000 relate to the interests of shareholders other than the Holding Company in Telerj Celular and Telest Celular. On November 30, 2000, as a result of the restructuring process (see Note 25), Telerj Celular and Telest Celular were converted into wholly owned subsidiaries of the Holding Company.

x. Use of estimates

       The preparation of consolidated financial statements in conformity with Brazilian GAAP requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

4. Net operating revenue

	2002	2001	2000
Monthly subscription charges	281,613	367,211	424,696
Usage charges	874,651	742,373	685,409
Charges for use outside the concession area	23,950	25,267	22,904
Additional charges per call	43,146	53,423	48,810
Network usage charges	795,067	702,049	551,538
Goods sold (handsets and others)	348,635	283,244	289,116
Other	15,579	13,071	10,001

Total gross operating revenue	2,382,641	2,186,638	2,032,474
Value-added and other indirect taxes	(535,010)	(483,339)	(471,000)

Net operating revenue	1,847,631	1,703,299	1,561,474

       There were no customers who contribute more than 5% of total gross operating revenues of the Company in 2002, 2001and 2000, except for TELEMAR, the fixed service provider for the area that contributed approximately 26% of total gross operating revenues in 2002 (25% and 22% in 2001 and 2000, respectively), mainly in relation to network usage charges.

5. Cost of services and goods

	2002	2001	2000
Depreciation and amortization	407,908	321,389	276,391
Goods sold (handsets and others)	334,853	289,154	336,950
Usage charge	130,846	125,685	115,849
Interconnection fee	84,332	76,051	63,701
Materials and services	36,602	34,301	34,752
Fistel tax and other	60,624	63,373	54,106
Rental fees and insurance	40,493	39,909	27,773
Personnel	14,713	13,283	8,900
Other supplies	151	66	2,063

	1,110,522	963,211	920,485

6. Operating expenses:

a. Selling

	2002	2001	2000
Outsourced services (i)	188,893	156,611	124,865
Allowance for doubtful accounts	96,810	71,847	69,774
Personnel	44,333	31,069	21,084
Depreciation	16,546	12,725	10,028
Rental and insurance	9,789	8,610	7,901
Materials	3,211	3,120	2,908
Taxes other than income taxes	360	357	436
Other supplies	274	2,842	11,894

	360,216	287,181	248,890

       (i) Outsourced services include advertising expenses amounting to 53,821, 42,024, 43,766, for the years ended December 31, 2002, 2001 and 2000.

b. General and administrative

	2002	2001	2000
Outsourced services	123,399	121,469	107,143
Depreciation	53,151	52,662	34,453
Personnel	38,696	58,472	46,012
Rental and insurance	11,408	18,563	19,365
Taxes other than income taxes	8,057	12,790	1,341
Materials	3,837	3,365	3,938
Others	4,118	1,698	4,868

	242,666	269,019	217,120

7. Other operating income (expense), net

	2002	2001	2000
Other operating income
Services rendered to third parties	76	15,793	10,629
Fines	10,175	9,905	10,347
Recovered expenses	16,191	5,859	6,339
Other operating expense
Provision for contingencies	(30,768)	(10,290)	(3,908)
Taxes other than income taxes	(2,200)	(3,805)	(3,830)
Donations and sponsorships	(703)	(1,820)	(3,303)
Research and development	-	(790)	(1,149)
Net inflationary losses on non-interest-bearing
assets/liabilities	-	-	(9,662)
Other	(2,808)	2.333	81

	(10,037)	17,185	5,544

8. Financial expense, net

	2002	2001	2000
Interest income on short-term investments	19,524	20,809	22,755
Interest expense on loans and financing	(23,303)	(56,656)	(70,911)
Monetary/exchange variation	(237,603)	(113,266)	4,478
Derivative transactions	221,010	76,807	13,969
Other, net	7,655	(10,916)	(5,893)

	(12,717)	(83,222)	(35,602)

       In 2002, financial expense is presented net of capitalized interest during the year in the aggregate amount of R$30,411. No interest was capitalized during the years ended December 31, 2001 and 2000.

9. Nonoperating expense, net

	2002	2001	2000
Gain (loss) on permanent asset disposals	(269)	(534)	1,332
Loss from changes in shareholdings in subsidiaries	-	-	(4,444)
Other	(1,007)	(662)	(103)

	(1,276)	(1,196)	(3,215)

10. Income and social contribution taxes

       Brazilian income taxes comprise federal income tax and the social contribution tax. For the three-year period ended December 2002, the income tax rate was 25% and the social contribution tax rates were 12% from May 1999 to January 2000, and 9% from February 2000 to December 2002. Deferred income tax assets and liabilities related to temporary differences and income and social contribution tax loss carryforwards were calculated at the tax rate of 34%.

       The composition of income tax expense is as follows:

	2002	2001	2000
Current
Income tax	2,117	97	11,757
Social contribution charge	683	30	5,071
Deferred	33,019	22,031	19,950

Total income and social contribution taxes	35,819	22,158	36,778

       Supplementary information regarding taxes posted directly to shareholders’ equity:

	2002	2001	2000
Deferred taxes on full indexation	-	-	(34,651)

	-	-	(34,651)

       The following is a reconciliation of the reported income tax expense and the amount calculated by applying the combined statutory tax rates of 34% in 2002, 2001 and 2000:

	2002	2001	2000
Income before taxes as reported in the accompanying
financial statements	110,197	116,655	141,706

Taxes charged at the combined statutory rate	37,467	39,662	48,180
Permanent additions:
Non-deductible expenses	2,999	739	4,144
Permanent exclusions:
Interest on shareholders’ equity (Note 26)	(4,590)	(17,101)	(15,275)
Other	(57)	(1,142)	(271)

Income and social contribution taxes as reported in the
accompanying financial statements	35,819	22,158	36,778

Effective rate	32.5%	19.0%	26.0%

       The composition of deferred tax assets and liabilities is as follows:

	2002	2001
Deferred tax assets:
Tax credit on amortization of goodwill (Note 25)	254,222	348,964
Allowance for:
Inventory obsolescence	5,564	120
Contingencies	16,321	6,638
Doubtful accounts	10,835	12,793
Rewards program	7,813	3,613
Income tax and social contribution tax losses carryfowards	32,670	39,804
Accelerated depreciation	9,164	-
Other	8,444	815

Total (see Note 14)	345,033	412,747

Current	109,240	104,941
Noncurrent	235,793	307,806

Deferred tax liabilities:

Deferred tax on full indexation	56,340	90,339
Other	-	697

	56,340	91,036

Current	9,060	13,468
Noncurrent	47,280	77,568

       Deferred taxes are provided for income tax and social contribution tax loss carryforwards and temporary differences, which include the effects of indexation adjustments that will not give rise to deductions when subsequently depreciated or amortized, have been recognized on the assumption of future realization as follows:

a.

Income tax and social contribution tax loss carryforwards have no expiration, but are generally limited to be used to compensate up to 30% of taxable income for each year. The Subsidiaries, based on the future projected results, estimate to fully realize the tax loss carryforwards in no more than five years.

b.

Tax credits from the corporate restructuring, which represent the balance of goodwill, net of the equity maintenance reserve (see Note 25),are expected to be realized in the same proportion as the amortization of goodwill recognized by the Subsidiaries. Studies by external consultants used in the restructuring process support the realization of the credits in five years.

c.

Temporary differences will realized by the payment of the related accrued liabilities and by the actual realization of losses related to the allowance for doubtful accounts and provision for inventory obsolescence.

Based on management’s estimates of future taxable income that were approved by the Board of Directors, the Company believes that it is more likely than not that the amounts recorded as of December 31, 2002 will be realized by the Company.

11. Supplemental cash flow information

	2002	2001	2000
Income and social contribution tax paid	37,740	41,651	38,530
Interest paid	47,651	72,519	55,088
Contingencies paid	2,292	1,524	12,597

       Non-cash transactions:

	2002	2001	2000
Tax incentive investment credits received	106	584	4,471

12. Cash and cash equivalents

	2002	2001
Cash and banks	16,704	17,888
Short-term investments	106,466	67,873

	123,170	85,761

       All cash and cash equivalents are denominated in Brazilian reais. Short-term investments are represented principally by fixed-income instruments (Bank Deposit Certificates), which have maturities of ninety days or less.

13. Trade accounts receivable, net

	2002	2001
Billed services	68,894	84,377
Interconnection (i)	96,070	116,417
Unbilled services	50,308	71,151
Receivables from sale of cellular handsets	89,503	73,461
Allowance for doubtful accounts	(31,867)	(37,626)

	272,908	307,780

       (i) At December 31, 2002, R$ 66,048 of the total of interconnection amount receivable is due from Telecomunicações do Espírito Santo e Telecomunicações do Rio de Janeiro – Telemar . This amount represents receivables related to services rendered during the period from June 2002 to December 2002. Currently, Telest is negotiating the settlement of these receivables. The amount recognized in these financial statements represents management’s estimate of the amount that will be received from Telemar.

       The changes in the allowance for doubtful accounts were as follows:

	2002	2001	2000
Beginning balance	37,626	22,261	46,092
Allowance charged to selling expense	96,810	71,847	69,774
Write-offs	(102,569)	(56,482)	(93,605)

Ending balance	31,867	37,626	22,261

14. Deferred and recoverable taxes

	2002	2001
Federal income tax	86,556	51,340
Social contribution tax	13,752	13,099
Deferred tax assets	345,033	412,747
Withholding tax	21,656	24,610
Sales and other taxes	68,560	61,923

	535,557	563,719

Current	261,639	213,100
Noncurrent	273,918	350,619

15. Other assets

	2002	2001
Prepayments	59,777	32,752
Inventories:
Cellular handsets and accessories	70,625	60,145
Supplies	5,001	5,959
Reserve for obsolescence	(16,366)	(350)
Recoverable advances	42,958	26,755
Tax incentive investments	9,184	9,161
Unrealized gains on derivative contracts (Note 22.e)	123,901	4,205
Prepaid pension cost (Note 24)	-	2,110

	295,080	140,737

Current	190,828	121,676
Noncurrent	104,252	19,061

       Reserve for obsolescence is calculated on the costs of those cellular handsets considered obsolete, or for which quantities are in excess of those usually sold by the Company in a reasonable period of time.

16. Property, plant and equipment, net

a. Composition

	2002			2001
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Construction-in-progress	213,722	-	213,722	264,481	-	264,481
Automatic switching equipment	806,636	(450,800)	355,836	718,917	(338,776)	380,141
Transmission equipment	1,707,218	(1,099,642)	607,576	1,622,923	(876,348)	746,575
Terminal equipment	98,956	(59,158)	39,798	57,038	(18,741)	38,297
Buildings	84,253	(10,596)	73,657	62,477	(7,870)	54,607
Infrastructure	360,338	(164,108)	196,230	318,274	(120,814)	197,460
Software	229,542	(66,111)	163,431	135,154	(31,658)	103,496
Other assets (i)	152,126	(51,647)	100,479	104,198	(31,196)	73,002

	3,652,791	(1,902,062)	1,750,729	3,283,462	(1,425,403)	1,858,059

       (i) Other assets balance includes the book value of land of R$4,350 and R$4,305 as of December 31, 2002 and 2001, respectively.

b. Depreciation rates

       The annual depreciation rates applied to property, plant and equipment for the years ended December 31, 2002, 2001 and 2000, except for terminal equipment, are as follows:

%
Automatic switching equipment	14.29
Transmission equipment	14.29
Terminal equipment (i)	50.00
Buildings	4.00
Infrastructure	5.00 - 20.00
Software	20.00
Other assets (excluding land)	10.00 - 20.00

       (i) As from January 1, 2002, the depreciation rate related to terminal equipment was increased from 33.33% to 50%, based on studies made by the company’s internal technical group. This change resulted in the increase of depreciation charge for the year 2002 of approximately R$14,563 in relation to the prior year charge.

c. Rentals

       The Companies rent equipment and premises through a number of operating agreements that expire at different dates. Total annual rent expense under these agreements was R$55,565, R$60,679 and R$55,039 for the years ended December 31, 2002, 2001 and 2000, respectively. The leases are renewable automatically each year.

       Rental commitments relate primarily to facilities. The future minimum rental payments under non-cancelable leases are as follows:

(Unaudited)
Year ending December 31,	Amount
2003	18,484
2004	8,902
2005	5,365
2006	3,862
2007	2,955
2008 and thereafter	4,385

Total minimum payments	43,953

17. Payroll and related accruals

	2002	2001

Wages and salaries	-	18
Accrued social security charges	10,264	9,089
Accrued benefits	22	1,558
Payroll withholdings	1,203	1,892

	11,489	12,557

18. Accounts payable and accrued expenses

	2002	2001

Suppliers	324,953	247,117
Consignments to third parties	-	33,895
Interconnection and interlink	53,622	9,456
Other	-	1,860

	378,575	292,328

19. Taxes other than income taxes

	2002	2001

ICMS (State VAT)	13,998	45,099
PIS/COFINS (taxes on operating revenues)	8,280	8,563
FISTEL fee	2,726	2,353
FUST and FUNTTEL (regulatory charges)	1,235	1,178
Other	-	14

	26,239	57,207

20. Dividends payable

	2002	2001

Payable by the Company to:
Common shareholders	4,280	14,731
Preferred shareholders	13,204	28,021

	17,484	42,752

              Dividends payable as of December 31, 2002 include interest on shareholders´ equity in the amount of R$11,475 (net of withholding income tax) and proposed dividends of R$6,009, which payments are subject to approval at the annual shareholders´ meeting.

21. Other liabilities

	2002	2001

Employee profit sharing	11,400	9,395
Prior year dividends not claimed	14,441	10,904
Derivative transactions	-	13,244
Accrual for rewards program(i)	22,980	10,625
Advances from customers-prepaid recharge cards	37,998	7,792
Others	2,030	-

	88,849	51,960

Current	88,849	31,470
Noncurrent	-	20,490

       In accordance with the Company Social Article and in conformity to the Corporate Law 6.404/76, unclaimed dividends prescribe after 3 years as of the date payments commence.

(i) In July 2001, the subsidiaries implemented a rewards program that enables users to accumulate points based on minutes of usage that may be exchanged for cellular handsets. An accrual is recorded based on points earned as of the balance sheet date, considering the cost of the cellular handsets and the expected utilization based on the registered customer’s consumption profile.

22. Loans and financing

a. Composition of Debt at December 31:

	Currency	Annual charges	2002	2001

	(1)
Financial institutions-
Citibank - OPIC	US$	5,20% p.a. + Libor	88,332	87,015
Several - Resolution no. 63 (ii)	US$	7,59% to 14,00% p.a.	192,564	210,386
Several - Assumption of debt (iii)	US$	8,61% to 10,707% p.a.	133,353	144,732
NEC do Brasil S.A.	US$	7,30% p.a. + Libor	33,087	28,972
Export Devel. Corpor. - EDC -
Telest Celular	US$	1,00% + Libor	-	898
Accrued interest			13,183	12,662

			460,519	484,665

Current			200,922	189,726
Noncurrent			259,597	294,939

(1) At December 31, 2002 and 2001, 1(one) US dollar is equivalent to R$3.5333 and R$ 2.3204, respectively.

(i) Loans from Citibank-OPIC — refers to financing obtained for the expansion and modernization of the cellular network.

(ii) Resolution 63 issued by Central Bank of Brazil — enables Brazilian financial institutions to re-lend loan proceeds from international borrowings to local borrowers.

(iii) Assumption of debt – represents the assumption of debt originally contracted by an unrelated party and receipt of the corresponding proceeds thereof, intermediated by a Brazilian financial institution.

(iv) Loans from Nec do Brasil supplier and Export Development Corporation of Japan refer to supplier credit for the financing of fixed assets purchased from Nec do Brasil.

b. Repayment schedule

       The noncurrent portion as of December 31, 2002 matures as follows:

2004	194,594
2005	65,003

259,597

c. Restrictive covenants

       The financing from Citibank – OPIC has restrictive covenants, which include restrictions as to debt levels, EBITDA (Earnings Before Taxes, Interest, Depreciation and Amortization) and financial expenses. The Company was in compliance with all such covenants at December 31, 2002. Further more, these covenants have not restricted the Company’s ability to conduct its normal business or incur additional debt to fund its working capital or capital expenditures needs as of the date of this annual report.

d. Guarantees

Creditors	Guarantee

Citibank	Overseas Private Investment Corporation (OPIC) - guarantee only for political risk
Resolution No. 63	Promissory notes
Assumption of debt	Promissory notes
NEC do Brasil S.A.	Tele Sudeste guarantee (Aval)
Export Development Corporation - EDC	Tele Sudeste guarantee (Aval)

e. Derivatives

       In connection with its foreign currency debt, at December 31, 2002 and 2001, Telerj Celular had outstanding currency swap contracts with notional amounts of US$139,433 and US$281,249, respectively. The swap contracts mature on different dates until November 28, 2005.

       Under the terms of the swap arrangements, the subsidiaries are required to pay the counter parties the amounts, if any, that the variation of the CDI (Brazilian bank certificates of deposit rate) on the notional value exceeds the variation of the U.S. dollar exchange rate. If the inverse occurs, the subsidiaries are entitled to receive the difference from the counter parties. The gains and losses attributable to these instruments are calculated as if the contract were settled on the balance sheet date and accrued and recognized as an adjustment to financial income or expense in the period in which the change occurs. During 2002, the Subsidiaries recorded a net gains of R$221,010 (R$76,807 at December 31, 2001) on its derivatives operations and had recorded an asset amounting to R$123,901, representing the unrealized gains on unsettled contracts at December 31, 2002 (a net liability of R$9,039 at December 31, 2001, representing the net unrealized losses), of which R$43,956 is classified as a current (an asset of R$4,205 at December 31, 2001) and R$79,945 is classified as noncurrent (a liability of R$13,244 at December 31, 2001).

23. Reserve for contingencies

       The Company and the Subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recorded reserves for loss contingencies related to cases in which the likelihood of an unfavorable outcome is considered probable by its legal counsel.

       Components of the reserves are as follows:

	2002	2001

Labor claims	7,848	3,169
Civil claims	4,944	4,262
Disputed taxes	35,210	12,095

	48,002	19,526

Current	26,519	14,900
Noncurrent	21,483	4,626

       Labor and civil claims

       The provisions for labor and civil claims refer to claims for indemnity for moral damages and several demands by employees, and the Company has been recognized for cover probable losses on these lawsuits in the amount of R$12,792 as of December 31, 2002 (R$7,431 as of December 31, 2001).

       Litigation related to the Application of the ICMS (state value-added tax)

       In June 1998, certain Brazilian state governments agreed to apply, effective July 1st of the same year, the ICMS tax to certain service revenues, such as activation fees, and to further make the application to such activation fees retroactive for the five years preceding June 30, 1998. The Company’s management and legal counsel believe the extension of the ICMS tax to non-basic telecommunications services such as cellular activation, is unlawful because:

  the state governments acted beyond the scope of their authority;

  their interpretation would subject certain services that are not telecommunications services to taxation; and

  new taxes may not be applied retroactively.

       The Subsidiaries filed suit with the Justice Court (Tribunal de Justiça do Estado) of the state in which they are located seeking injunctive relief from retroactive and prospective application of the ICMS tax to cellular activation fees, and each subsidiary obtained a temporary injunction relieving it from payment during the duration of the lawsuits. In April 2000, Telerj Celular obtained a favorable judicial decision and an important precedent from the Lower Justice Court of the state of Rio de Janeiro on this matter, prohibiting the assessment of ICMS tax on cellular activation fees. This decision was later confirmed by the court of appeals (Tribunal de Segunda Instância).

       In the event of an unfavorable outcome, a five-year retroactive application of the ICMS cellular activation, would have a maximum material adverse impact of R$114.5 million on the Company’s financial condition and results of operations. In a recent decision in an action filed by Teleamazon Celular, another wireless operating company, the Higher Justice Court (Superior Tribunal de Justiça) determined that the ICMS tax could not be assessed on activation fees. The Company’s management, based upon advice from external legal counsel, believes that an unfavorable outcome related to this case is possible and therefore, has not made provisions for the application of the ICMS tax on cellular activation.

       Telerj and Telest received tax assessments totaling R$49,467, referring to: (i) R$3,657 – recording of ICMS credit on the acquisition of permanent assets, which were recognized in the referred tax assessment as items not directly related to the company’s activity; (ii) R$25,460 – nonpayment of ICMS on eventual or supplementary services that are not considered telecommunications services; (iii) R$1,087 – nonpayment of ICMS on calls originating from administrative terminals and tests used by the employees; and (iv) R$4,064 – social contribution underpayment; (v)R$8,089 – ICMS assessments that are on administrative level; and (vi) R$7,110 miscellaneous. The Company, based on the opinion of its lawyers and tax advisors, believes that an unfavorable outcome related to this case is possible and consequently, did not recognize a provision for these tax assessments.

       Telest, based on legal counsel’s opinion, recognized a provision in the amount of R$12,132 regarding fiscal assessments of ICMS that occurred in 2002 due to a non-compliance with accessory obligations, for which an unfavorable outcome is probable.

       Litigation relating to the application of COFINS and PIS

       On November 27, 1998, the Brazilian government, through Law No. 9,718 (the “Law”), altered the COFINS and PIS social contributions to increase the COFINS rate from 2% to 3% and allowed an offset of up to 1/3 of the COFINS amount with the amount owed as a result of the Contribuição Social Sobre Lucro Liquido (CSLL). As the Subsidiaries had a negative CSLL calculation base and thus could not benefit from such offsetting, they obtained injunctions allowing them to continue paying COFINS at the 2% rate, applied retroactively to February 1999.

       The Law also indirectly raised the PIS contribution owed by the subsidiaries by widening its calculation basis. Article 195 of the Brazilian Federal Constitution, which was in effect at the time the Law was enacted, provided for the payment of the PIS contribution based on revenue. However, the Law widened the calculation basis for the PIS contribution by determining that it be paid over the totality of revenues earned by companies, including revenues from investments, securitizations and monetary and exchange rate variations.

       In August 2000, the injunction obtained by Telerj Celular, which permitted the payment of COFINS at the rate of 2%, was partially revoked. As a consequence, the amount of R$12,473 was paid in September 2000. However, this injunction remains valid for the financial income exclusion from PIS and COFINS calculation basis, and the amount of R$20,931 remains accrued as of December 31, 2002 (R$10,065 as of December 31, 2001), related to the amounts not paid based on the above injunction.

       On June 7, 1999, Telest obtained an injunction supporting the unconstitutionality of the increase in COFINS rate and change in COFINS and PIS calculation basis, and the future nonpayment of these taxes, as well as the offsetting of the respective amount of R$609 already paid. The Company has recorded an accrual for R$2,147, related to the difference between the unpaid rate through December 31, 2002, related to the amounts not paid based on the above injunction (R$2,030 as of December 31, 2002).

       Litigation Related to Tax Credits

       Under certain conditions, Brazilian law permits companies to benefit from tax credits related to the amortization of goodwill. Despite this fact, an action was filed on December 16, 1999 against Anatel and the Company, related to the corporate restructuring described in Note 25, the resulted in the recognition of tax credits to offset premiums paid by the controlling shareholders at the time of the acquisition of the Company. The Company filed an answer to this case in April, 2002. The Company’s management, based on the opinion of external legal counsel, believes that an unfavorable outcome related to this case is possible and consequently, did not recognize a provision related to this item. In the event of an unfavorable outcome, the amount of potential loss in connection with this action will be determined in a separate but related lawsuit known as the “calculation of the award.” Consequently, the Company is unable to estimate a range of potential loss as of the date of these financial statements.

       Litigation Related to the Ownership of Caller ID

       In July 2002, the Company was named defendant in a legal action filed by Lune Projetos Especiais Telecomunicação Comércio Ind. Ltda., or Lune, pursuant to which Lune claims to be the owner of patents relating to Equipamento Controlador de Chamadas Entrantes e do Terminal Telefônico, or Caller ID, and also that the mobile telecommunication operators are using the patent without proper authorization. Therefore, Lune demands that the operators cease to provide Caller ID services and that it should be indemnified for the unauthorized use of the Caller ID system, upon payment of fees received by the operators in consideration of the use of the system by their customers.

       The amount of the indemnification allegedly due by the mobile telecommunication operators has not been calculated yet and, therefore, the Company is unable to determine a range of potential loss related to this case. Based on the opinion of external legal counsel, the Company’s management believes that the chances of an unfavorable outcome are possible and consequently, did not recognize a provision related to this lawsuit.

       Litigation Related to the Validity of the Minutes in the Prepaid Plans

       The Company is a defendant in a lawsuit brought by the federal public prosecutor’s office and an association for consumers’ protection which challenged the imposition of a deadline for the use of purchased prepaid minutes. The plaintiffs allege that any purchased prepaid minutes should not have a time limitation for usage.

       This lawsuit is still in its initial stages, but, based on external counsel’s opinion, the Company’s management believes that the chances of an unfavorable outcome are possible and consequently, did not recognize a provision related to this lawsuit.

        Potential litigation

       Telebrás, Telerj and Telest, the legal predecessors of the Holding Company and Telerj Celular S.A. and Telest Celular S.A., respectively, are defendants in a number of legal proceedings and subject to certain other claims and contingencies. Liability for any claims arising out of acts committed by Telerj and Telest prior to the effective date of the spin-off of Telerj’s and Telest’s cellular assets and liabilities to Telerj Celular S.A. and Telest Celular S.A. remains with Telerj and Telest, except for those liabilities for which specific accounting provisions have been assigned to Telerj Celular S.A. and Telest Celular S.A. Any claims against Telerj and Telest which are not met by Telerj and Telest could result in claims against Telerj Celular S.A. and Telest Celular S.A. to the extent that Telerj Celular S.A. and Telest Celular S.A. have received assets which might have been used to settle those claims had they not been spun off from Telerj and Telest. Under the terms of the breakup of Telebrás, liability for any claims arising out of acts committed by Telebrás prior to the effective date of the breakup remains with Telebrás, except for labor and tax claims (in which case Telebrás and the new Holding Company are jointly and severally liable) and any liability for which specific accounting provisions have been assigned to the Holding Company. Creditors of Telebrás may challenge this allocation of liability. Management believes that the chances of any claims materializing and having a material adverse financial effect on the Companies and/or the Holding Company are remote and, therefore, no provision was made.

       Subsidiaries of the Company have assets pledged for civil claims in the amount of R$1,212.

24. Pension and other postretirement benefit plans

       The Subsidiaries, together with other companies of the former Telebrás System, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social – (“SISTEL”).

       Until December 1999, all sponsors of the plans managed by SISTEL were joint and severally liable participants in relation to all plans then existent. On December 28, 1999, a single-employer sponsored pension plan for active employees was created (PBS – Tele Sudeste Celular Plan). Pension benefits for retired employees (PBS-A) and postretirement health care benefits (PAMA) remained as part of the multiemployer plans. The implementation of the restructuring was approved by the Secretaria de Previdência Complementar (Secretariat for Social Security and Supplementary Benefits) on January 31, 2000.

       Due to the separation of active participants in December 1999, the Subsidiaries individually now sponsor a single-employer defined benefit pension plan (PBS Tele Sudeste Celular Plan), which covers approximately 1% of the Company’s employees. In addition to the supplementary pension benefit, a multiemployer-sponsored health care plan (PAMA) is provided for retired employees and their dependents, at shared costs. Contributions to the PBS Tele Sudeste Celular Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the standards applicable in Brazil. The method used for cost determination is the capitalization method and the sponsor’s contribution represents 13.5% of the participating employees’ payroll, 12% of which is earmarked for PBS Tele Sudeste Celular Plan and 1.5 % for the PAMA Plan.

       For the other 83% of the subsidiaries’ employees, there is an individual defined contribution plan — Visão Celular Benefit Plan, established by SISTEL in August 2000. The Visão Celular Plan is supported by contributions made by the participants (employees) and by the sponsor, which are credited to participants’ individual accounts. The subsidiaries are responsible for all administrative and maintenance expenses, including risks of death and disability of participants. The employees participating in the defined benefit plan (PBS Tele Sudeste Celular) were granted the option of migrating to the Visão Celular Plan. This option was extended to employees who did not participate in the PBS Tele Sudeste Celular Plan, as well as to all new hires. The Company’s matching contributions to the Visão Celular Plan are similar to those of the participants, varying from 2% to 9% of the contribution salary, according to the percentage opted for by the participant.

       During 2002, the subsidiaries contributed the amount of R$210 (R$116 in 2001) to PBS Tele Sudeste Celular Plan and R$3,111 (R$1,720 in 2001) to Visão Celular Plan.

       As permitted by CVM Instruction No. 371, of December 13, 2000, the Company chose to recognize the accrued (prepaid) pension and postretirement benefit cost of its defined benefit plans directly in shareholders’ equity as of December 31, 2001, net of related income tax effects. On December 31, 2002, the Company recognized the changes in the actuarial liabilities of its benefit plans as expense for the year. Regarding the actuarial valuation of the plans, the Company established the projected unit credit method for the plans’ positions as well as plan assets, as of November 30, 2002 and November 30, 2001. For multi-sponsored plans (PAMA and PBS-A), the apportionment of the plan’s assets was made in accordance with the Company’s Accumulated Benefit Obligation – ABO and Projected Benefit Obligation – PBO, respectively, proportionally to the total plan’s ABO and PBO.

       For the year ended December 31, 2002, the Company recognized the actuarial cost estimated for the year 2002 amounting to R$2,471.

       As of December 31, 2002 and 2001, the composition of the accrued (prepaid) pension and postretirement benefit cost for the defined benefit plans, and the retirees’ health care plans, as well as further information required by CVM on these plans, are shown below:

Plan	2002	2001

(Prepaid) pension cost - PBS/Visão Telerj Celular	-	(2,110)

Total (prepaid) pension cost - noncurrent assets	-	(2,110)
Accrued pension cost - PBS/Visão Tele Sudeste	406	147
PAMA Telerj / Telest	727	711

Accrued pension and postretirement benefits - noncurrent liabilities	1,133	858

a) Reconciliation between assets and liabilities

	2002

	PBS/Visão(i)	PAMA	PBS-A
	Telerj/Telest	(ii)	(ii)(iii)

Projected/Accumulated benefit obligation	10,955	1,307	8,063
Fair value of plan assets	(10,549)	(581)	(10,072)

Accrued (prepaid) pension and postretirement benefits	406	726	(2,009)

	2001

	PBS/Visão(i)	PAMA	PBS-A
	Telerj/Telest	(ii)	(ii)(iii)

Projected/Accumulated benefit obligation	9,351	1,049	7,615
Fair value of plan assets	(11,314)	(338)	(8,210)

Accrued (prepaid) pension cost	(1,963)	711	595

(i) Even though the Visão Telerj and Telest plans are defined contribution plans, there is an actuarial risk of death and disability of participants, which is born by the sponsor, requiring an actuarial estimate of those risks.

(ii) Refers to proportional participation of Telerj and Telest in assets and liabilities of the multi-employer plan – PAMA and PBS-A, based on actuarial calculations.

(iii) Even though PBS — A has a surplus as of December 31, 2002 and 2001, no assets were recognized by the sponsor, due to the legal impossibility of reimbursement of this surplus, in addition to the fact that the plan is non-contributory, which precludes a reduction of contributions by the sponsor in the future.

b) Total expenses recognized in the statement of income

	2002

	PBS/Visão
	Telerj/Tel	PAMA

Cost of service	643	-
Cost of interest	927	62
Expected return on assets	(1,162)	(19)
Employees' contributions	(110)	-

	298	43

c) Changes on the accrued pension /postretirement costs

	2002

	PBS/Visão
	Telerj/Tel	PAMA

Accrued (prepaid) pension/postretirement costs as of December 31, 2001	(1,963)	711
Expenses in 2002	298	43
Employers' contributions in 2002	(613)	(12)
Actuarial (gains) losses during the year	2,684	(16)

Accrued pension/postretirement cost as of December 31, 2002	406	726

d) Changes on Projected/accumulated benefit obligation - PBO/ABO

	2002

	PBS/Visão	PAMA	PBS-A
	Telerj/Telest
	PBO	ABO	PBO

PBO/ABO as of December 31, 2001	9,351	1,049	7,615
Cost of service	643	-	-
Cost of interest	927	62	830
Benefits paid in the year	(158)	(47)	(635)
Actuarial (gains) losses for the year	192	243	253

PBO/ABO as of December 31, 2002	10,955	1,307	8,063

e) Changes on plan assets

	2002

	PBS/Visão Telerj/Telest	PAMA	PBS-A

Fair value of plan assets as of December 31, 2001	11,314	338	8,210
Benefits paid in the year	(158)	(47)	(635)
Contributions in the year	716	12	-
Return on plan assets in the year	(1,323)	278	2,497

Fair value of plan assets as of December 31, 2002	10,549	581	10,072

f) Actuarial Assumptions

December 31, 2002 (*)

	PBS/Visão Telerj/Telest	PAMA	PBS-A

Discount rate for determining projected benefit obligation	10.24% p.a.	11.30% p.a.	11.30% p.a.
Plan assets expected return rate	10.24% p.a.	14.45% p.a.	14.45% p.a.
Salary increase rate	6.08% p.a.	8.15% p.a.	8.15% p.a.
Long term inflation rate	4.00% p.a.	5.00% p.a.	5.00% p.a.
Medical costs increase rate	Not applicable	10.62% p.a.	Not applicable
Benefits increase rate	4.00% p.a.	5.00% p.a.	5.00% p.a.
Mortality rate	GAM-71	GAM-71	UP84 with one year severity
Disability mortality rate	RRB1944	-	-
Disability rate	RRB1944	Mercer	Disability Mercer's rate
% of married active participants on retirement date	95%	-	-
Number of retired participants	-	28	-
Telerj/Telest
Number of PBS Plan active		-
participants Telerj/Telest	14		20
Number of PBS Plan retired		-	-
participants Telerj/Telest	20
Number of Visão Plan active		-	-
participants Telerj/Telest	1,626

(*) Nominal rates were used in 2002

	December 31, 2001 (*)

	PBS/Visão Telerj/Telest	PAMA	PBS-A

Discount rate for determining projected
benefit obligation	6.00% p.a.	6.00% p.a.	6.00% p.a.
Plan assets expected return rate	6.00% p.a.	6.00% p.a.	9.00% p.a.
Salary increase rate	2.00% p.a.	2.00% p.a.	3.00% p.a.
Medical cost increase rate	Not applicable	4.00% p.a.	Not applicable
Benefits increase rate	0.00% p.a.	0.00% p.a.	0.00% p.a.
Mortality rate	GAM-71	GAM-71	UP84 with one year severity
Disability mortality rate	RRB1944	-	-
Disability rate	RRB1944	RRB1944	Mercer
% of married active participants on
retirement date	95	-	-
Number of PBS Plan active participants
Telerj/Telest	29	-	20
Number of PBS Plan retired participants	5	-	-
Telerj/Telest
Number of Visão Plan retired	14	-	-
participants Telerj/Telest
Number of Visão Plan active	1,514	-	-
participants Telerj/Telest
Number of PAMA Plan retired	-	24	-
participants Telerj/Telest
Number of dependents	-	37	-
(*) Real rates were used in 2001.

25. Corporate restructuring

       On November 30, 2000, a corporate restructuring was completed to transfer the goodwill recorded by the Holding Company as a result of the privatization process to the Subsidiaries, to ensure their realization. The restructuring was in essence a transfer of the tax benefits associated with the goodwill amortization; however, for local tax purposes it involved a series of spin-offs and mergers.

       For the Company’s corporate and tax purposes, the tax benefit is recorded in two separate components, comprised of the related goodwill transferred and the related reserve for the maintenance and integrity of the merged company’s equity. These amounts are recorded net in the balance sheet as a deferred tax asset, presented as part of deferred and recoverable taxes as follows:

		At December 31,
	Original
	Balances	2001	2002

Balance sheets:
Goodwill - spun-off	1,393,279	1,052,459	773,804
Reserves - spun-off	(928,437)	(703,495)	(519,582)
Net tax credit from corporate restructuring	464,842	348,964	254,222

Statements of income:

Goodwill amortization	278,656	278,656
Reversal of reserve	(183,913)	(183,913)
Tax credit	(94,743)	(94,743)
Net effect on income

       As shown above, the amortization of goodwill, net of the reversal of the reserve and of the corresponding tax credit, does not affect net income and, consequently, has no effect on the basis for calculating the minimum mandatory dividend. The net amount of R$254,222 as of December 31, 2002 (R$348,964 as of December 31, 2001), which, represents the merged tax benefit resulting from the corporate restructuring, was classified in the balance sheet — deferred and recoverable taxes (see Note 10).

       The capital reserve amounting to R$374,480 at December 31, 2002 will result in the issuance of shares in future years as the related tax benefits are realized. The number of shares issued will be determined at each issuance date based on the market value of the shares. All of Company’s shareholders have preemptive rights to subscribe for additional shares at the current market price. On April 29, 2002, the Company capitalized R$90,363 for corporate law (R$91,156 restated for inflation), representing 17,964,822,249 common shares, and at December 31, 2002, was waiting approval by the Board of Directors to capitalize an additional R$93,516, representing 18,591,761,155 common shares. The difference of R$94,743 corresponds to partial realization of tax credits generated by Telest. Additionally R$19,613 and R$7,129 was converted to income tax and social contribution tax loss carryforwards, respectively, since the amortization of goodwill exceeded taxable income.

26 Shareholders’ equity

       As of December 30, 2002, the Extraordinary Shareholders’ General Meeting approved the adaptation of the Company Bylaws to the new conditions described in the Law 10,303 of October 31, 2001. The principle modification was to entitle preferred shareholders to a 10% higher dividend than common shareholders. Preferred shareholders were previously entitled to 6% higher dividends than common shareholders.

a Share capital

       The Company’s authorized capital at December 31, 2002 was 700 billion shares. Capital subscribed and paid-up at the balance sheet date was represented by the following shares, without par value:

Number of shares (in thousands)	Total outstanding on Dec, 31,2001	Capital increase (a)	Cancellation of treasury shares (b)	Total oustanding on Dec, 31,2002

Common shares	136,466,598	17,964,823	-	154,431,421
Preferred shares	259,575,037	-	-	259,575,037
Total outstanding	396,041,635	17,964,823	-	414,006,458
In thousand of Brazilian reais - Corporate law (historical)	595,722	90,363	(764)	685,321
In thousand of Brazilian reais - Price-level adjusted	739,917	91,156	(764)	830,309

________________
(a) Capitalization of tax credit approved by Board of Directors Meeting on April 29, 2002
(b) Extraordinary Shareholders' Meeting on April 2, 2002

       The capital may be increased only by a decision taken at a shareholder’s meeting or by the Board of Directors in connection with the capitalization of profits or reserves previously allocated to capital increases at a shareholder’s meeting.

       The preferred shares are non-voting except under limited circumstances and are entitled to receive cash dividends 10% higher than those attributed to common shares and have priority over the common shares in the case of liquidation of the Company.

       Under Brazilian Corporate Law, the number of non-voting shares or shares with limited voting rights, such as the preferred shares, may not exceed two-thirds of the total number of shares.

b. Capital reserves

       Premium reserve

       This reserve represents the formation of a special reserve for goodwill as a result of the corporate restructuring (see Note 25). According to CVM Instruction No. 319, of December 3, 1999, this reserve shall be used in future capital increases on behalf of the controlling shareholder (Sudestecel Participaç&otidle;es S.A and Tagilo Participaç&otidle;es S.A.) whenever the amortization of the goodwill paid in the acquisition of the Company results in a reduction of income tax and social contribution tax payable.

       Fiscal Incentive

       Comprised of income tax reduction incentives, which are converted into investment certificates.

c. Income reserves

       Legal reserve

       Brazilian corporations are required to appropriate 5% of annual net income to a legal reserve until that reserve reaches 20% of paid-in share capital, or 30% of nominal paid-in share capital plus capital reserves; thereafter, appropriations to this reserve are not mandatory. This reserve can be used only to increase share capital or offset accumulated losses.

       e. Reserve for Expansion and Modernization

       Based on the budget approved by the Board of Directors, which describes the resource needs for future investment projects, the balance of retained earnings was transferred to the special reserve for expansion and modernization, after distributions determined by Brazilian Corporate Law and the dividends prescribed.

d. Dividends

       Pursuant to its by-laws, the Company is required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income (as defined below) on such date. The annual dividend distributed to holders of preferred shares (the “preferred dividend”) has priority in the allocation of Adjusted Net Income. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of common shares in an amount equal to the preferred dividend and the remainder is distributed equally among holders of preferred shares and common shares. Preferred shares have no voting right, but have priority in the reimbursement of capital, without premium, and are entitled to receive cash dividends 10% higher than those attributed to common shares.

       For purposes of Brazilian Corporate Law, and in accordance with the Company’s by-laws, the “Adjusted Net Income” is an amount equal to the Company’s net income adjusted to reflect allocations to or from (i) the legal reserve; (ii) the statutory reserve; (iii) a contingency reserve for anticipated losses, if any; and (iv) an unrealized income reserve, if any.

       The proposed dividend was calculated as follows:

	2002	2001	2000

Consolidated net income	74,378	94,497	92,399
Add:
Consolidation adjustments	3,240	494	1,941
Adjustments required to arrive at distributable income in accordance with Brazilian Corporate Law	65,998	68,417	29,406

Net income at Holding Company level in accordance with Brazilian Corporate Law	143,616	163,408	123,746

Add:
Realization of unrealized income reserve	-	-	51,757
Deduct:
Adjustments required to arrive at realization of unrealized income reserve in accordance with Brazilian Corporate Law	-	-	(4,684)
Appropriation to legal reserve	(7,181)	(8,170)	(6,187)

Adjusted net income	136,435	155,238	164,632

Minimum dividend (25% on adjusted net income)	34,109	38,809	41,159
Proposed dividend and interest on shareholders' equity:
Common shares	35,751	14,731	14,188
Preferred shares	66,103	28,021	26,971

Total	101,854	42,752	(a) 41,159

(a) R$41,459 price-level adjusted to December 31, 2000,

Dividend and interest on equity per thousand shares (Brazilian reais)	2002	2001

Common shares	0.231506	0.107946
Preferred shares	0.254657	0.107949

Dividend and interest on equity per thousand shares (Brazilian reais) - additional	2000

	Interest on shareholders' equity

	Including withholding tax	Net of withholding tax	Additional dividends

Common and preferred shares before the Company's new structure	0.114615	0.097423	0.022195
Common and preferred shares issued from merger	-	-	0.018694

       The Company has an option to pay interest on shareholders’ equity, deductible for tax purposes, in lieu of paying dividends, which are not tax deductible.

       In 2002, 2001 and 2000 the Company decided to pay interest on shareholders’ equity, which is subject to a 15% withholding tax. The amount of dividends declared, for payment as interest on shareholders’ equity, included applicable withholding tax. Interest on shareholders’ equity proposed by the Company’s management was accounted for considering its approval by the Shareholders’ Meeting.

       Management proposed for the year ended December 31, 2002 that interest on shareholders´ equity, net of withholding tax, in the amount of R$11,475 (R$0.027717 per thousand shares) payable to common and preferred shares. This interest on shareholders’ equity was approved by Ordinary Shareholders’ Meeting held on March 25,2003. For the year ended December 31, 2001, interest on shareholders’ equity, net of withholding tax, in the amount of R$42,752, equivalent to R$0.107949 per thousand shares of common and preferred shares, were approved by Ordinary Shareholders´ Meeting held on April 2, 2002.

       At the 56th. Extraordinary Meeting of the Board of Directors held on September 18, 2002 the proposal and payment of interim dividends was approved based on the financial statements as of June 30, 2002, to the holders of common and preferred shares, in the amount of R$84,370, corresponding to R$0.203789 per thousand shares. The payment was made on September 27, 2002. These dividends were approved by Ordinary Shareholders’ Meeting held on March 25, 2003.

       Also, management proposed supplementary dividends for the year ended December 31, 2002 of R$6,009 (R$0.023149 per thousand shares) exclusively to preferred shares. These dividends were approved by Ordinary Shareholders’ Meeting held on March 25, 2003.

       Dividends are calculated on the Holding Company’s adjusted net income for the year, which is determined using the equity method to account for the Subsidiaries. Consequently, the items shown as “Consolidation adjustments” in the consolidated statements of changes in shareholders’ equity, which are required to reconcile consolidated net income to the Holding Company’s net income, become part of the basis for calculating dividends. Additionally, from 1996 on, due to the cessation of the price level restatement adjustments in the corporate law basic financial statements, the effect of those adjustments on consolidated net income in the accompanying financial statements must be eliminated to arrive at distributable income on a corporate law basis.

27. Transactions with related parties

       The principal transactions with unconsolidated related parties are as follows:

a.	Use of Network and Long-distance (Roaming) Cellular Communication — These transactions involve the companies owned by the same group as follows: Telergipe Celular S.A., Telebahia Celular S.A., Telecomunicaç&otidle;es de São Paulo S.A — Telesp, Celular CRT S.A, Telefónica Móviles de España, Telesp Celular S.A and Global Telecom S.A. This group became a related party on December 27, 2002 as a result of the joint venture described in Note 1. The table below includes balances and transactions with these companies for all periods presented. The terms of these transactions are regulated by ANATEL.

b.	Technical Assistance – Approximately 1% of net revenues from telecommunication services is due to Telefónica Móviles. The amount of R$17,367, R$30,251 and R$26,785 was allocated in operating expenses for the years ended December 31, 2002, 2001 and 2000, respectively.

c.	Rendering of Services — The following services are rendered to/by companies under common control:

  Corporate services centralized at Telerj Celular S.A. and Telecomunicaç&otidle;es de São Paulo S.A. —Telesp, transferred to Tele Sudeste and Subsidiaries and costs effectively incurred with administrative expenses and other related cost related to the companies which participates of the Joint Venture.

  Call center services rendered by Atento Brasil S.A. to users of telecommunications services of Telerj Celular and Telest Celular.

  Services for implementation and maintenance of profitability and cost control system by Telefónica Móbile Solutions.

  Services for implementation of a facilities’ security system rendered by Telefónica Engenharia.

       The commercial conditions of these services are based on the usual market practices applied to the contracts with other Companies.

       A summary of the balances and transactions with unconsolidated related parties, made under usual market conditions for these types of operations, is as follows:

	2002	2001

Current assets:
Trade accounts receivable	946	932
Other	47,974	7,507
Current liabilities:
Accounts payable and accrued expenses	(137,176)	(72,375)
Other liabilities	(2,340)	(1,185)

	2002	2001	2000

Net operating revenue from services	42,838	12,430	3,848
Cost of services rendered	(10,763)	(4,739)	(1,657)
Selling expense	(35,319)	(31,509)	-
General and administrative expense	(28,680)	(17,808)	(25,128)
Financial expense, net (i)	(48,515)	-	-

(i) Financial expenses, net represent the exchange variation recognized on the technical assistance due to Telefónica Móviles.

28. Commitments (unaudited)

a. Capital expenditures

       At December 31, 2002 the Companies had the following capital expenditure commitments:

Expected year of expenditure	Contracted	Not contracted	Total

2003	11,481	213,519	225,000

       These commitments relate to the continuing expansion and modernization of the cellular system, information technology, transmission equipment and the messaging system.

b. Commitments to Anatel Goals

       The Company is subject to obligations concerning quality of services, network expansion and modernization. Failure to meet these obligations may result in fines and penalties up to 0.05% of net operating revenues per day until the Company complies with its obligations, as well as potential revocation of the concession.

       The Company believes that it is currently in compliance with its quality of service and expansion obligations.

29. Insurance

       The Holding Company and the Subsidiaries have established policies to monitor inherent risks on its operations. As of December 31, 2002, the Holding Company and the Subsidiaries have contracted insurance to cover operational risks, loss of income, civil liabilities, heath etc. Management believes that the insurance coverage is sufficient to cover contingent losses. The following is information related to the Company’s insurance coverage:

Classification	Coverage

Operating risks	US$600 million
Vehicle fleet	R$1,000

30. Financial instruments and management risk

a. Risks considerations

       Telerj and Telest provide cellular communications services in the States of Rio de Janeiro and Espírito Santo under concessions from the Federal Government. Both of them are also engaged in activities of purchasing and distribution of cellular handsets through their own distribution network in order to increase their business operations.

       The main market risks that Telerj and Telest are exposed to in their activities are:

  Credit Risk: originates from the difficulties in which these companies have in collecting the service charges for services rendered to their clients, including the sales of cellular handsets to the distribution networks.

  Interest Rate Risk:originates from a portion of the debt and the derivative premium contracted in floating rates, and involves the risk of unfavorable fluctuations in interest rates (principally Libor and CDI).

  Exchange Rate Risk:originates from the debt and derivatives contracted in foreign currencies (primarily US$) and are related to potential losses on unfavorable movement on exchange rates.

       Since their incorporation, Telerj and Telest have established policies and procedures to pro-actively manage the above risks.

Credit Risk

       Credit risk from providing telecommunication services is minimized by strictly monitoring the Subsidiaries’ customer portfolio and actively addressing delinquent receivables by means of clear policies relating to the concession of post-paid services. Tele Sudeste has 68.55% of its client basis participating in prepaid plans, which do not represent a credit risk. Customer’s indebtedness represented 3.72% of gross revenue in 2002 (3.53% in 2001).

       The credit risk related to cellular handsets sales is managed by maintaining conservative credit policies and procedures, which include “credit scoring”, technical application, balance analysis and commercial data basis consultation as well as the automatic control for sales authorization integrated within the distribution system. Network distribution’s indebtedness represented 1.57% of cellular handsets sales during the year of 2002 (1.79% in 2001).

Interest Rate Risk

       The Company monitors market interest rates, with the objective of evaluating the settlement of derivative agreements in order to protect itself against the risk of volatility of these rates.

       As of December 31, 2002, the Company had R$460,519 in loans and financing, of which R$325,917 bore interest at fixed rates, and R$134,602 bore interest at floating rates (Libor-based). Although part of the debt had been contracted at fixed rates, all of the debt was swapped under derivative contracts for variable rate real denominated obligations based indexed to CDI. The Company invests its excess cash (R$106,466 as of December 31, 2002) mainly in short-term instruments that earn interest based on CDI. But its debt is not protected through hedging or other transactions against the potential adverse effects of variations in the CDI rates. The carrying values of these temporary and cash investments approximates market value, due to their short-term maturity.

       Another risk to which the Company is exposed is the nonmatching of the monetary restatement indices for its debts and accounts receivable. Tariff adjustment does not necessarily follow the increase in local interest rates, which affect the Company’s debt.

Exchange Rate Risk

       The Company’s indebtedness and the results of operations are significantly affected by foreign exchange rate risk (primarily U.S. dollar). As of December 31, 2002, all the Company’s debt and suppliers in the amounts of R$606,431 was denominated in U.S. dollars, and 98.8% of the indebtedness was covered by derivative operations (swaps for CDI). Derivative operations have been entered into to partially cover the future maturities of the debts in U.S. dollars, subject to Libor, and other fixed or variable interest instruments. Gains or losses on these operations are recorded in the income statement.

       At December 31, 2002, Telerj Celular had outstanding currency swap contracts in the notional amount of US$139,433, with maturity until November, 2005 to cover its foreign currency debt exposure.

       As of December 31, 2002, the Company’s net exposure to exchange rate risk, at book value, is as follows:

US$

Loans and financing	(130,337)
Other liabilities	(41,296)
Derivative instruments - nominal value contracted	169,611

Net exposure	(2,022)

b. Fair value of derivative operations and debt

       The table below shows an estimation of book value evaluation and market value of loans and financing and foreign currency liabilities, as well as derivative operations:

	2002

	Book value	Market valuegain	Unrealized gain (loss)

Loans and financing	(460,519)	(407,159)	53,360
Other liabilities	(145,912)	(145,910)	2
Derivative contracts	599,287	536,388	(62,899)

Total	(7,144)	(16,681)	(9,537)

	2001

	Book value	Market valuegain	Unrealized gain (loss)

Loans and financing	(484,665)	(505,871)	(21,206)
Derivative contracts (exchange swap)	486,053	510,681	24,628

Total	1,388	4,810	3,422

       The market value of loans and financing, as well as derivatives were determined using discounted cash flows, based on available interest rate projections.

       The market values were calculated in a specific moment, based on management best estimates, assumptions and available information. As such, the indicated fair values may not necessarily represent what these transactions could be settled for in the market. The use of different assumptions could significantly change the estimates.

c. Fair value of other financial instruments

       The Company and its subsidiaries have evaluated the book value of their other assets and liabilities in relation to market values, and concluded that no significant difference in values is believed to exist.

31. Summary of the differences between Brazilian and US GAAP

       The Companies’ accounting policies comply with accounting pratices adopted in Brazil (“Brazilian GAAP”). Accounting pratices which differ significantly from accounting principles generally accepted in the United States of America (“US GAAP”) are described below:

a. Different criteria for capitalizing and amortizing capitalized interest

       Until December 31, 1993 capitalized interest was not added to the individual assets in property, plant and equipment, instead it was capitalized separately and amortized over a time period different from the useful lives of the related assets. Under US GAAP, capitalized interest is added to the individual assets and is amortized over their useful lives. Also, until December 31, 1998, under Brazilian GAAP as applied to companies in the telecommunications industry, interest attributable to construction-in-progress was computed at the rate of 12% per annum of the balance of construction-in-progress and that part which related to interest on third party loans was credited to interest expense based on actual interest costs, with the balance relating to own capital being credited to capital reserves. For the three-year period ended December 31, 2002, the Company did not capitalize interest attributable to construction-in-progress at the rate of 12%; the actual effective interest related to construction was capitalized as from January 1, 2002.

       Under US GAAP, in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 34, “Capitalization of Interest Costs,” interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Under US GAAP, the amount of interest capitalized excludes the monetary gain associated with local currency borrowings and the foreign exchange gains and losses on foreign currency borrowings.

       The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

	2002	2001	2000

Capitalized interest difference
US GAAP capitalized interest:
Interest capitalized during the period	17,736	26,088	30,289
Capitalized interest on disposals	(108)	(121)	(40)

	17,628	25,967	30,249
Less Brazilian GAAP capitalized interest:
Interest capitalized during the period	(30,411)	-	-
Capitalized interest on disposals	78	99	40

US GAAP difference	(12,705)	26,066	30,289

Amortization of capitalized interest difference
Amortization under Brazilian GAAP	24,645	21,953	21,630
Capitalized interest on disposals	(48)	(56)	(16)

	24,597	21,897	21,614
Less amortization under US GAAP	(33,572)	(27,562)	(22,862)
Capitalized interest on disposals	66	69	16

	(33,506)	(27,493)	(22,846)

US GAAP difference	(8,909)	(5,596)	(1,232)

b. Reversal of proposed dividends

       Under Brazilian GAAP proposed dividends are accrued for in the financial statements in anticipation of their approval at the shareholders’ meeting. Under US GAAP, dividends are not accrued until they are formally declared.

       The interest on shareholders’ equity is a legal liability from the date it is declared, therefore, these amounts are included as dividends in the year they are proposed for US GAAP purposes.

c. Pension and other postretirement benefits

       The Subsidiaries participate in two multiemployer benefit plans (PBS-A and PAMA) that are operated and administered by Sistel, and provide for the costs of pension and other postretirement benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. For purposes of US GAAP, the Company is considered to contribute to multiemployer plans and consequently is required to disclose its annual contributions and the funded status of those plans. The Subsidiaries also sponsor a single-employer defined pension benefit plan (PBS-Tele Sudeste). The provisions of SFAS No. 87, “Employers’ Accounting for Pensions”, for the purposes of calculating the funded status, were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard. (See Note 32).

       On December 13, 2000, CVM issued Instruction No. 371, which provisions are very similar to SFAS No. 87 and SFAS No. 106, except for the following major aspects:

  A company that participates in a multiemployer defined benefit pension or postretirement benefit plan is required to recognize any assets or liabilities in respect to its participation in such plans, while SFAS Standards require only the disclosure of funded status of those plans.

  The unrecognized net obligation existing at the date of initial application of this standard shall be amortized over five years or remaining service period or remaining life expectancy, whichever is lower. Alternatively, companies were granted the option to recognize such initial transition obligation as of December 31, 2001, directly to shareholders´ equity. Such option has been adopted by the Company. (See Note 24). Under SFAS No. 87, the unrecognized net obligation existing at the date of its initial application is being amortized over the remaining service period.

       The effects of these different criteria for recognition of pension and other postretirement benefits on accrued pension (postretirement) benefit as of December 31, 2002 and 2001, are presented below:

	2002			2001

	US	BR	Accumulated	US	BR	Accumulated
	GAAP	GAAP	Difference	GAAP	GAAP	Difference
Active employees defined
pension - PBS Tele Sudeste	1,642	406	1,236	2,115	(1,963)	4,078
Multiemployer health care
plan - PAMA	-	727	(727)	-	711	(711)
Accrued pension
(postretirement) benefit	1,642	1,133	509	2,115	(1,252)	3,367

d. Interest income (expense)

       Brazilian GAAP requires interest to be shown as part of operating income. Under US GAAP interest income (expense) would be shown after operating income.

e. Permanent assets

       Brazilian GAAP has a class of assets called permanent assets. This is the collective name for all assets on which indexation adjustments were calculated until December 31, 1995 in the corporate and fiscal law accounts of Brazilian companies. Under US GAAP the assets in this classification would be noncurrent assets.

f. Price-level adjustments and US GAAP presentation

       The effects of price-level adjustments until 2000 have not been eliminated in the reconciliation to US GAAP, nor are the monetary gains or losses associated with the various US GAAP adjustments separately identified, because the application of inflation restatement as measured by the IGP-M represents a comprehensive measure of the effects of price level changes in the Brazilian economy. For information regarding the 2002 and 2001 presentation of financial statements see Note 2 (c).

g. Items posted directly to shareholders’ equity

       Under Brazilian GAAP various items are posted directly to shareholder’s equity, which under US GAAP would be posted to the consolidated statements of operations. The posting of such items to shareholders’ equity gives rise to adjustments in the consolidated statement of changes in shareholders’ equity. Since the original postings to the equity accounts would, under US GAAP, be made directly to the consolidated statements of income, the adjustment is included in the reconciliation of the income differences between US and Brazilian GAAP. Deferred income taxes effects of indexation adjustments and fiscal incentives are adjusted in the Company’s financial statements for US GAAP purposes.

h. Income taxes

       The Company fully accrues for deferred income taxes on temporary differences between tax and accounting records. The existing policies for providing for deferred taxes are substantially in accordance with SFAS No.109, “Accounting for Income Taxes”, except with respect to the deferred income tax effects of indexation adjustments of R$ 34,651 in 2000 (see Note 2(b)(iii)) that were recorded directly against shareholders’ equity, and for the social contribution rate adopted, as explained below:

  Under US GAAP the deferred tax effect of the 2000 indexation for financial reporting purposes would be charged to income and social contribution taxes in the consolidated statement of income. Additionally, for US GAAP purposes the deferred tax assets and liabilities are classified as current or noncurrent based on the classification of the asset or liability generating the temporary difference.

  Under Brazilian GAAP, at December 31,1999 the Company recognized a change in the combined tax rate from 33% to 34% based on a provisional measure for an increase in the social contribution rate from 8% to 9% effective January 1, 2000. Provisional measures are temporary and must be re-approved every 30 days or they lapse. Under SFAS 109, the provisional measures discussed are not considered to be enacted law. Therefore, for 2000 and 2001 the combined deferred tax effect calculated on temporary differences would be 33%, not 34%. For 2002, no difference related to the social contribution tax rate was considered as the provisional measure was approved in Law 10,637, as of December 30, 2002.

i. Earnings per share

       Under Brazilian GAAP, net income per share is calculated based on the number of shares outstanding at the balance sheet date. In these consolidated financial statements, information is disclosed per lot of one thousand shares, because this is the minimum number of shares that can be traded on the Brazilian stock exchanges. Each American Depositary Share (“ADS”) is equivalent to five thousand shares.

       In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, “Earnings per Share”. This statement became effective December 15, 1997, and provides computation, presentation and disclosure requirements for earnings per share.

       Since the preferred and common stockholders have different dividend, voting and liquidation rights, basic and diluted earnings per share have been calculated using the “two-class” method. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings.

       Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the number of common shares outstanding. Net income available to preferred shareholders is the sum of the preferred stock dividends (10% higher than those attributed to common shares, as defined in the Company’s by-laws for the year ended December 31, 2002) and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income. Undistributed net income is allocated to preferred shares 10% higher than that attributed to common shares on a pro rata basis. Total dividends are calculated as described in Note 26. At December 31, 2001 and 2002, the Company was obligated to issue shares to the controlling shareholder for the amount of the tax benefit realized on the amortization of the intangible related to concession transferred in the merger (See Note 26b). The number of shares issuable are considered dilutive as defined in SFAS No. 128 and have been included in the weighted average common shares – diluted presented below. The number of shares issuable was computed considering the balance of the goodwill reserve (R$374,480 in 2002, R$464,843 in 2001 and 2000) by corporate law) by the average price of common shares traded on the São Paulo Stock Exchange (“Bovespa”) on the last 20 trading days of each year. However, these potentially dilutive shares were not used in the calculation of diluted earnings per share for 2002 as their effects would have been anti-dilutive.

       The weighted-average number of common and preferred shares used in computing basic and diluted earnings per share for 2002, 2001 and 2000 was as follows (in thousands):

	2002	2001	2000
Common shares - basic	148,443,147	136,479,679	125,390,242
Common shares - diluted	222,297,796	225,110,055	221,471,887
Preferred shares basic and diluted	259,575,037	259,587,240	214,170,953

       The Company’s preferred shares are non-voting, except under certain limited circumstances and are entitled to a preferential, noncumulative dividend and to priority over the common shares in the event of liquidation of the Company. For 2002, the Company paid dividends of R$0.254657 per thousand preferred shares (R$0.231506 per thousand common shares). For 2001 and 2000, the amount of dividends per share paid to the preferred shareholders was equal to the amount per share paid to the common shareholders (see Note 26).

j. Retained earnings

       For Brazilian GAAP, a company formed as a result of a spin-off may have retained earnings in its balance sheet if the parent company shareholder resolution adopting the spin-off allocates retained earnings from the parent company to the new company. Under US GAAP, “retained earnings” allocated in the spin-off would not be considered historical retained earnings as such amount would represent capital allocated from the parent company and would be described as “distributable capital.” As a result of the May 22, 1998 spin-off, the Company had US GAAP distributable capital of R$493,022 on May 22, 1998.

k. Revenue recognition

       Under Brazilian GAAP, revenues and costs from sales of handsets, including applicable value-added and other sales taxes, are recognized at the moment of sale to the customer. Under U.S. GAAP, in accordance with Staff Accounting Bulletin no. 101 (SAB 101), revenues from sales of handsets along with the related costs, including applicable value-added and other sales taxes, are deferred and amortized based on the expected useful life of the handset, estimated by management to be 24 months. Any excess of the cost over the amount of deferred revenue related to handset sales is recognized on the date of sale (see below discussion under “Negative margins on sale of prepaid handsets”). As substantially all of the Company’s handsets are sold below cost, this difference in accounting policy had no impact on net income nor in shareholders’ equity. The amount of unamortized deferred revenue and the related amounts of unamortized deferred costs was R$321,518, R$276,730 and R$196,558 at December 31, 2002, 2001 and 2000, respectively. The impact of this difference under US GAAP was to decrease both net revenues and cost of services and goods by R$44,788, R$80,172 and R$195,558 in 2002, 2001 and 2000, respectively.

l. Negative margins on sale of prepaid handsets

       Until December 31, 1999, under Brazilian GAAP negative margins on sale of prepaid handsets were deferred for amortization over the estimated minimum period of the subscriber contract. As of January 2000 the Company no longer defers the negative margin on the sale of handsets. For US GAAP purposes, the Company’s policy is to charge these costs directly to the statement of income. Therefore, the net amount unamortized at December 31, 1999 is being adjusted in the reconciliation of the income differences between US GAAP and Brazilian GAAP.

m. Value-added and other sales taxes

       Under Brazilian GAAP, these taxes are recorded as a reduction to revenues. Under US GAAP, these taxes are recorded gross as revenue and related costs of services and goods. Accordingly, this difference in accounting policy has no impact in net income (loss) nor in shareholders’ equity. The impact of this difference under US GAAP was to increase both net revenues and cost of services and goods by R$417,648, R$394,517 and R$409,249 for 2002, 2001 and 2000, respectively.

n. Fistel tax on activation fee

       Beginning in 1999, under Brazilian GAAP, the Fistel (Telecommunication Inspection Fund) fee, assessed on each activation of a new cellular line, is deferred and amortized over the customers’ estimated subscription period. For US GAAP purposes, this tax would be charged directly to the consolidated statement of operations. Therefore, the deferred Fistel taxes on activation fees at December 31, 2002, 2001 and 1999 is being adjusted in the reconciliation of the income differences between US and Brazilian GAAP.

o. Derivative instruments

       As mentioned in Note 22.e., the Subsidiaries have entered into foreign currency swap and option contracts for long-term agreements at various exchange rates, in the notional amount of US$139,433 (US$281,249 at December 31, 2001). Under Brazilian GAAP, foreign currency swap contracts are recorded at the notional amount multiplied by the terms of the contract as if they had been settled at the balance sheet date. Premiums paid or received from option contracts are recorded at cost, less allowance for losses as necessary.

       In 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which was subsequently amended by SFAS Nos. 137 and 138. SFAS No. 133 must be applied to all derivative instruments and certain derivative instruments embedded in hybrid instruments and requires that such instruments be recorded in the balance sheet either as an asset or liability measured at its fair value. Changes in the derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

       If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives that are considered to be effective, as defined, will either offset the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or will be recorded in other comprehensive income until the hedged item is recorded in earnings. Any portion of a change in a derivative’s fair value that is considered to be ineffective, as defined, must be immediately recorded in earnings. Any portion of a change in a derivative’s fair value that the Company has elected to exclude from its measurement of effectiveness, such as the change in time value of option contracts, will also be recorded in earnings.

       For US GAAP purposes, as defined in SFAS No. 133., US GAAP requires that financial instruments of this nature be recorded at fair value with resulting changes in fair value recorded through earnings.

       The effect of adopting SFAS No. 133 as of January 1, 2001 was a gain of R$2,081 (net of income tax effects of R$1,025), and is presented as “Cumulative effect of a change in accounting principle in the reconciliation of net income for the year ended December 31, 2001.

p. Purchase Accounting

       On November 30, 2000, in connection with the corporate restructuring described in Note 25, the Holding Company acquired the minority interests in the Subsidiaries in a transaction involving the exchange of shares. Under Brazilian GAAP, this transaction was recorded at the book value of the minority interests acquired. Under US GAAP, the acquisition of minority interests was recorded using the purchase method of accounting pursuant to APB 16, “Business Combinations,” and the related interpretations. Under US GAAP, the purchase price was determined based on the market price of the Holding Company’s shares for a reasonable period before and after the date the terms of the acquisition were agreed to and announced publicly. The excess purchase price over the book value of the minority interests acquired was recorded based on management’s estimate of the fair values of the underlying assets and liabilities as follows:

Fixed assets	(50,925)
Subscriber base intangible asset	135,518
Concession	257,573
Deferred income tax effect	(112,914)
Excess purchase price under US GAAP	229,252

       The subscriber base intangible asset is being amortized over the estimated contractual relationship with subscribers, representing a period of 48 months.

       Concession is being amortized over the remaining concession period of each operating Company (until November 2005 for Telerj Celular S.A. and November 2008 for Telest Celular S.A.).

Reconciliation of the income differences between US and Brazilian GAAP

	2002	2001	2000
Consolidated net income under Brazilian GAAP	74,378	94,497	92,399
Add (deduct):
Different accounting criteria for:
Capitalized interest	(12,705)	26,066	30,289
Amortization of capitalized interest	(8,909)	(5,596)	(1,232)
Purchase accounting -
Depreciation of fixed assets adjustment	11,752	11,752	979
Amortization of subscriber base intangible asset	(33,880)	(33,880)	(2,823)
Amortization of concession	(48,661)	(48,661)	(4,055)
Deferred Fistel tax on activation fee	5,943	12,675	(1,180)
Deferred negative margins on sale of handsets	-	-	38,698
Pension and other postretirement benefits	2,858	(998)	30,150
Derivative instruments	(87,527)	21,522	-
Items posted directly to shareholders' equity:
Tax incentive investment credits	106	584	4,471
Deferred tax on full indexation	-	-	(34,651)
Pension plan, net of income tax	-	839	-
Deferred tax effect on GAAP adjustments	54,957	5,549	(29,971)
Reversal of deferred social contribution tax (Notes 10 and 32)	(786)	(945)	(163)
Effect of minority interests on GAAP adjustments	-	-	(7,777)
US GAAP net income (loss) before cumulative effect of adoption of
accounting principle	(42,474)	83,404	115,134
Cumulative effect of adoption of accounting principle, net of
income and social contribution effects of R$1,025	-	2,081	-
US GAAP net income (loss)	(42,474)	85,485	115,134
Net income (loss) per thousand shares in accordance with US
GAAP (in thousands)	2002	2001	2000
Common shares--Basic
Before cumulative effect of adoption of accounting principle	(0.11)	0.22	0.34
Cumulative effect of adoption of accounting principle	-	-	-
US GAAP net income (loss)	(0.11)	0.22	0.34
Weighted average common shares outstanding	148,443,147	136,479,679	125,390,242
Common shares--Diluted.
Before cumulative effect of adoption of accounting principle	(0.11)	0.15	0.24
Cumulative effect of adoption of accounting principle	-	-	-
US GAAP net income (loss)	(0.11)	0.15	0.24
Weighted average (thousand) common shares outstanding	222,297,796	225,110,055	221,471,887
Preferred shares--Basic
Before cumulative effect of adoption of accounting principle	(0.10)	0.22	0.34
Cumulative effect of adoption of accounting principle	-	-	-
US GAAP net income (loss)	(0.10)	0.22	0.34
Weighted average (thousand) preferred shares outstanding	259,575,037	259,587,240	214,170,953
Preferred shares--Diluted.
Before cumulative effect of adoption of accounting principle	(0.10)	0.19	0.29
Cumulative effect of adoption of accounting principle	-	0.01	-
US GAAP net income (loss)	(0.10)	0.20	0.29
Weighted average (thousand) preferred shares outstanding	259,575,037	259,587,240	214,170,953

	2002	2001
Total shareholders' equity under Brazilian GAAP	1,889,009	1,911,071
Add (deduct):
Different accounting criteria for:
Capitalized interest	44,476	57,181
Amortization of capitalized interest	(2,026)	6,883
Purchase accounting
Fixed assets adjustment	(50,925)	(50,925)
Accumulated depreciation	24,483	12,731
Subscriber base intangible asset	135,518	135,518
Accumulated amortization of subscriber base intangible asset	(70,583)	(36,703)
Concession	257,573	257,573
Accumulated amortization of concession	(101,377)	(52,716)
Deferred tax (Fistel) on activation fees	(12,251)	(18,194)
Pension and other postretirement benefits	(509)	(3,367)
Derivative instruments	(62,899)	24,628
Reversal of proposed dividends	6,009	--
Deferred tax effects of GAAP adjustments	(54,903)	(109,860)
Reversal of deferred social contribution tax (Note 10 and 32.h)	-	786
Total shareholders' equity under US GAAP	2,001,595	2,134,606

Changes in shareholders’ equity under US GAAP

Balance at December 31, 1999	1,163,862

Capital decrease - November 30, 2000	(201)
Capital increase - minority interest, November 30, 2000	418,484
Contribution of deferred tax benefit	468,924
Net income for the year	115,134
Dividends paid	(57,441)
Balance at December 31, 2000	2,108,762

Acquisition of treasury shares	(764)
Net income for the year	85,485
Dividends paid	(58,877)
Balance at December 31, 2001	2,134,606

Net loss	(42,474)
Dividends paid	(97,870)
Unclaimed dividends	7,333
Balance at December 31, 2002	2,001,595

       US GAAP supplementary information-

Reconciliation of operating income under Brazilian GAAP
to operating income under US GAAP-	2002	2001	2000
Brazilian GAAP operating income as reported	111,473	117,851	144,921
Reversal of financial expense, net	12,717	83,222	35,602
US GAAP adjustments
Amortization of capitalized interest	(8,909)	(5,596)	(1,232)
Purchase accounting-
Depreciation of fixed assets adjustment	11,752	11,752	979
Amortization of subscriber base intangible asset	(33,880)	(33,880)	(2,823)
Amortization of concession	(48,661)	(48,661)	(4,055)
Deferred Fistel tax on activation fee	5,943	12,675	(1,180)
Deferred negative margins on sale of handsets	-	-	38,698
Pension and other postretirement benefits	2,858	254	30,150
US GAAP operating income	53,293	137,617	241,060

Reconciliation of net revenue and costs under Brazilian GAAP
to net revenue and costs under US GAAP-	2002	2001	2000

Brazilian GAAP net revenues	1,847,631	1,703,299	1,561,474

Reclassification to cost of services and goods
Taxes on sales	417,648	394,517	409,249
US GAAP adjustments-
Deferred revenues on handset sales, net of amortization	(44,788)	(80,172)	(196,558)
US GAAP net revenues.	2,220,491	2,017,644	1,774,165

Brazilian GAAP cost of services and goods	(1,110,522)	(963,211)	(920,485)

Reclassification from net revenues
Taxes on sales	(417,648)	(394,517)	(409,249)
Reclassification from sales expense
Rewards program expenses	(14,127)	(10,625)	-
US GAAP adjustments-
Amortization of capitalized interest.	(8,909)	(5,596)	(1,232)
Depreciation of fixed assets adjustment	11,752	11,752	979
Deferred Fistel tax on activation fee	5,943	12,675	(1,180)
Deferred negative margins on sale of handsets.	-	-	38,698
Deferred costs on handset sales, including taxes
on sales, net of amortization	44,788	80,172	196,558
US GAAP cost of services	(1,488,723)	(1,269,350)	(1,095,911)
US GAAP gross profit	731,768	748,294	678,254
	2002	2001
Total assets as of December 31	3,085,047	3,181,281
Property, plant and equipment	3,646,340	3,289,718
Accumulated depreciation	(1,879,603)	(1,405,789)
Net property, plant and equipment	1,766,737	1,883,929

32.     Additional disclosures required by US GAAP

a. Pension and postretirement benefits

       A summary of the liability as of December 31, 2002 and 2001 for the Company’s active employees defined benefit pension plan (PBS-Tele Sudeste) is as follows:

       Reconciliation of Funded Status

PBS - Tele Sudeste	2002	2001
Accumulated benefit obligation:
Vested	4,842	1,451
Nonvested	4,748	4,492
Total	9,590	5,943

Projected benefit obligation	10,955	9,351
Fair value of plan assets	10,549	11,315
Projected obligation in excess of assets	406	(1,964)
Unrecognized gains	1,401	4,267
Unrecognized net transition obligation	(165)	(188)
Accrued pension cost	1,642	2,115

       Disclosure of net periodic pension cost for 2002 and 2001

	2002	2001
Service cost (net of employee contributions)	532	622
Interest cost on PBO	927	609
Expected return on assets	(1,161)	(949)
Amortization of initial transition obligation	23	23
Amortization of gains	(182)	(161)
Net periodic pension cost	139	144

       Change in accrued pension cost as of December 31, 2002 and 2001

	2002	2001
Accrued pension cost at beginning of year	2,115	2,369
Net periodic pension cost	139	144
Actual contributions	(612)	(608)
Adjustments (i)	-	210
Accrued pension cost at end of year.	1,642	2,115

(i)     Change in functional currency from UMC (Constant Purchase Power Index) to real.

Change in benefit obligation

	PBO	Unrec.G/(L)	Unrec. ITO
Benefit obligation at December 31, 2000	6,424	2,612	(191)
Visao Plan (i)	3,420	-	-
Service cost	747	-	-
Interest cost	609	-	-
Amortization	-	(161)	23
Benefits payments and expenses	(151)	-	-
Liability experience loss (gain)	(2,776)	2,776	-
Asset experience	-	(1,165)	-
Adjustments (ii)	1,078	205	(20)
Benefit obligation at December 31, 2001	9,351	4,267	(188)
Service cost	643	-	-
Interest cost	927	-	-
Amortization	(182)	23
Benefits payments and expenses	(158)	-	-
Liability experience loss (gain)	192	(192)	-
Asset experience	-	(2,492)	-
Benefit obligation at December 31, 2002	10,955	1,401	(165)

(i) inclusion of risks of death and disability of participants in the defined contribution plan ("Visao Plan").

(ii) Change in functional currency from UMC (Constant Purchase Power Index) to real.

       Change in plan assets

	2002	2001
Plan assets at beginning of year	11,315	6,476
Visao Plan (i)	-	3,420
Actual contributions	716	742
Actual distributions and expenses	(158)	(151)
Actual return on plan assets	(1,324)	(225)
Adjustments (ii)	-	1,053
Plan assets at end of year	10,549	11,315

(i)     inclusion of risks of death and disability of participants in the defined contribution plan (“Visão Plan”).

(ii)     Change in functional currency from UMC (Constant Purchase Power Index) to real.

       The actuarial assumptions used in 2002 and 2001 were as follows:

	2002	2001
		(i)
Discount rate for determining projected benefit obligations	10.24%	10.24%
Rate of increase in compensation levels	6.08%	6.08%
Benefit adjustments	4.00%	4.00%
Expected long-term rate of return on plan assets	10.24%	10.24%
Inflation	4.00%	4.00%
Number of active participants - PBS - Tele Sudeste	14	28
Number of retirees and beneficiaries - PBS - Tele Sudeste	20	7

       A summary of the Sistel pension plan as of December 31, 2002 and 2001 for the multiemployer portion (inactive employees pension plan) – PBS-A, is as follows:

Pension benefit plan – PBS-A

	2002	2001
Funded status:
Accumulated benefit obligation
Vested	2,922,542	2,809,643
Projected benefit obligation	2,922,542	2,809,643
Fair value of plan assets	3,650,789	3,214,439
Funded status	(728,247)	(404,796)

       Change in benefit obligation

	2002	2001
Benefit obligation at beginning of year	2,809,643	2,377,565
Interest cost	305,036	268,665
Benefits payments and expenses	(253,628)	(231,996)
Liability experience loss	61,491	395,409
Benefit obligation at end of year	2,922,542	2,809,643

       Change in plan assets

	2002	2001
Plan assets at beginning of year	3,214,439	3,012,773
Actual distributions and expenses	(253,628)	(231,996)
Actual return on plan assets	689,978	433,662
Plan assets at end of year	3,650,789	3,214,439

       The actuarial assumptions used in 2002 and 2001 were as follows:

	2002	2001
Discount rate for determining projected benefit obligations	11.30%	11.30%
Rate of increase in compensation levels	8.15%	8.15%
Benefit adjustments	5.00%	5.00%
Expected long-term rate of return on plan assets	14.45%	14.45%
Inflation	5.00%	5.00%
Number of retirees and beneficiaries	25,224	25,270

       A summary of the postretirement benefits plan (health care plan – PAMA), which remains as multiemployer plan, is as follows:

Health Care Plan – PAMA

	2002	2001
Funded Status:
Accumulated postretirement benefit obligation:
Active participants	46,107	69,212
Inactive participants	867,041	812,148
	913,148	881,360
Fair value of plan assets	405,732	358,619
Obligations in excess of plan assets	507,416	522,741

       Change in benefit obligation

	2002	2001
Benefit obligation at beginning of year	881,360	859,342
Service cost	3,852	5,322
Interest cost	97,985	96,478
Benefits payments and expenses	(32,881)	(25,143)
Actuarial (gain)	(37,168)	(54,639)
Benefit obligation at end of year	913,148	881,360

       Change in plan assets

	2002	2001
Plan assets at beginning of year	358,619	352,373
Employer contributions	1,071	10,101
Actual distributions and expenses	(32,881)	(25,143)
Actual return on plan assets	78,923	21,288
Plan assets at end of year	405,732	358,619

       The actuarial assumptions used in 2002 and 2001 were as follows:

	2002	2001
Discount rate for determining projected benefit obligations	11.30%	11.30%
Rate of increase in compensation levels	8.15%	8.15%
Expected long-Term rate of return on plan assets	14.45%	14.45%
Increase in utilization	10.62%	9.20%
Inflation	5.00%	5.00%
Number of active participants	2,614	3,676
Number of retirees and beneficiaries	27,125	23,607

       Health care trend rates of increase were projected at annual rates including inflation ranging from 10.62% in 2002 decreasing to 7.8% after 45 years (5.0% inflation). The effect of a one percent annual increase in the assumed health care cost trend rates would increase the accumulated postretirement benefits obligation at December 31, 2002 by R$148,571 (R$128,414 in 2001). The effect of a one percent annual decrease in the assumed health care cost trend rates would decrease the accumulated postretirement benefits obligation at December 31, 2002 by R$119,485 (R$104,970 in 2001).

b.     Intangible assets subject to amortization

       Following is a summary of the Company’s intangible assets subject to amortization under US GAAP:

	2002			2001
			Subscriber			Subscriber
	Software	Concession	base	Software	Concession	base
Gross	229,542	257,573	135,518	135,154	257,573	135,518
Accumulated amortization	(66,111)	(101,377)	(70,583)	(31,658)	(52,716)	(36,703)
Net	163,431	(1,902,062)	1,750,729	103,496	(1,425,403)	1,858,059

       Aggregate amortization expense for the above intangible assets amounted to R$116,995, R$101,035 and R$20,042 for the years ended December 31, 2002, 2001 and 2000, respectively.

       The estimated aggregate amortization expense for the next five years is as follows:

Amount
2003	128,449
2004	125,624
2005	81,405
2006	37,627
2007	11,454

c. Concentration of risks

       The credit risk with respect to trade accounts receivable is diversified. The Companies continually monitor the level of trade accounts receivable and limit the exposure to bad debts by cutting access to the handset network if any invoice is 20 days past due. Exceptions comprise handset services that must be maintained for reasons of safety or national security.

       In conducting their businesses, Telerj Celular S.A. and Telest Celular S.A. are fully dependent upon the cellular telecommunications concession as granted by the Federal Government.

       Approximately 16% of all employees are members of state labor unions associated with either the Federação Nacional dos Trabalhadores em Telecomunicaç&otidle;es (“Fenattel”), or with the Federação Interestadual dos Trabalhadores em Telecomunicaç&otidle;es (“Fittel”). The Companies negotiate new collective labor agreements every year with the local union. The collective agreements currently in force expire in December 2003.

       There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Companies’ operations.

d. Telefónica Móviles Stock Plan

       In May, 2001, Telefónica Móviles, S.A. (“Telefónica Móviles”) launched a stock option plan based on Telefónica Móviles’ stock (the “Plan”) that covered the employees of the Company. Pursuant to the Plan, between May 20 and July 20, 2002, Telefónica Móviles granted a total of 983,392 stock options to the Company’s employees, vesting over a four-year period. The options were granted in Series A, B and C, with exercise prices of 11.00 Euros, 16.50 Euros and 7.23 Euros, respectively. The total options granted to each employee consisted of 25% Series A options, 25% Series B options, and 50% Series C options. The market price of Telefónica Móviles’ stock as traded at the Madrid Stock Exchange was 6.20 Euros on December 31, 2002. The Plan also gives the Company’s employees the option to receive in cash, the appreciation in the market price of Telefónica Móviles’ stock over the respective exercise price.

       Under Brazilian GAAP, the Company does not account for the effect of the Plan. Under US GAAP, equity instruments granted to an employee by a principal stockholder are considered stock-based employee compensation. Since the Plan gives the Company’s employees the option to settle in cash, compensation expense, if any, is recorded based on the market price of Telefónica Móviles’ stock compared to the respective exercise prices at period end. Since the market price of Telefónica Móviles’ stock at December 31, 2002 did not exceed the exercise prices of the options, no compensation expense was recognized under US GAAP during the year ended December 31, 2002.

       e.     New accounting pronouncements

SFAS No. 141 – “Business Combinations”

       In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (SFAS 141), “Business Combinations.” SFAS 141 addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16 (Opinion 16), “Business Combinations” and FASB Statement No. 38, “Accounting for Preacquisition Contingencies of Purchased Enterprises.” All business combinations in the scope of SFAS No. 141 are to be accounted for using the purchase method. In addition, SFAS No. 141 requires that intangible assets be recognized as assets apart from goodwill if they meet two criteria: the contractual-legal criteria or the separability criteria. To assist in identifying acquired intangible assets, SFAS No. 141 also provides a list of intangible assets that meet either one of those criteria. In addition to the disclosure requirements prescribed in Opinion No. 16, SFAS No. 141 requires disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. SFAS No. 141 also requires that when the amounts of goodwill and intangible assets acquired are significant to the purchase price paid, disclosure of other information about those assets is required, such as the amount of goodwill by reportable segment and the amount of the purchase price assigned to each major intangible asset class. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. SFAS No. 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of SFAS No. 141 on January 1, 2002, did not have any impact on the Company’s financial position, cash flows or results of operations.

SFAS No. 142 – “Goodwill and Other Intangible Assets”

       In June 2001, FASB issue SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion 17, Intangible Assets. SFAS No. 142 also amends SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for long-lived Assets to Be Disposed Of,” to exclude from its scope goodwill and intangible assets that are not amortized. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provision of SFAS No. 142 is required to be applied starting with fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not been issued. An exception to SFAS No. 142 application date is for goodwill and intangible assets acquired after June 30, 2001, which will be immediately subject of the non-amortization and amortization provisions of this statement. The adoption of SFAS No. 142 on January 1, 2002, did not have any impact on the Company’s financial position, cash flows or results of operations.

SFAS No. 143 – “Accounting for Asset Retirement Obligations”

       In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143 (SFAS No. 143), “Accounting for Asset Retirement Obligations.” SFAS No. 143 basically requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement cost are capitalized as part of the carrying amount of the long-lived asset. Under SFAS No. 143 the liability for an asset retirement obligation is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. In addition, disclosure requirements contained in SFAS No. 143 will provide more information about asset retirement obligations. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. Based on an initial assessment of the provisions and requirements of SFAS No. 143, management believes that the implementation of this statement will not have any impact on the Company’s financial position, cash flows or results of operations.

       SFAS No. 144 – “Accounting for the Impairment or Disposal of Long-Lived Assets”

       In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (SFAS No. 144), “Accounting for the Impairment or Disposal of Long-Lived Assets” supersedes Statement of Financial Accounting Standards No. 121 (SFAS No. 121), “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” but retains SFAS No. 121 fundamental provisions for (a) recognition/measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30 (APB No. 30),” Reporting the Results of Operations” for segments of a business to be disposed of but retains APB No. 30‘s requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as “held for sale.” SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those years, with early application encouraged. The adoption of SFAS No. 144 on January 1, 2002, did not have any impact on the Company’s financial position, cash flows or results of operations. SFAS No. 145 – “Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002 of SFAS 145"

       In April 2002, the FASB issued Statements of Accounting Standards No. 145, “Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections as of “April 2002” (“SFAS 145”). SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers,” and SFAS No. 64, “Extinguishments of Debt made to satisfy Sinking-Fund requirements.” As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion No. 30, “R eporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” In addition, SFAS No. 145 amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after 15 May 2002. We are currently evaluating the impact that the adoption of SFAS No. 145 will have on our results of operations and financial position. However, we do not believe that the adoption of SFAS No. 145 will have a material impact on the Company’s financial position, cash flows or results of operations.

       SFAS No. 146 – “Accounting for Costs Associated with Exit or Disposal Activities”

       In June 2002, the FASB issued Statement of Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”). SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in EITF No. 94-3. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost as defined in EITF No. 94-3 was recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 also concluded that an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The requirements of SFAS No. 146 apply prospectively to activities that are initiated after December 31, 2002, and as such, the Company cannot reasonably estimate the impact of adopting these new rules until and unless it undertakes relevant activities in future periods.

       FIN No. 45 – “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of

Others”

       In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN No. 45”). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. Based on an initial assessment of the provisions and requirements of FIN No. 45, the Company’s management believes that the implementation of this statement will not have any impact on the Company’s financial position, cash flows or results of operations.

EITF 00-21 Revenue Arrangements with Multiple Deliverables

       At the September and October 2002 meetings of the Emerging Issues Task Force (EITF), the Task Force reached a tentative conclusion on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, which outlines an approach to be used to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. Specifically, in an arrangement swith multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if (1) the delivered item(s) has value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered item(s) and (3) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

       The arrangement consideration allocable to a delivered item(s) that does not qualify as a separate unit of accounting within the arrangement should be combined with the amount allocable to the other applicable undelivered item(s) within the arrangement. The appropriate recognition of revenue should then be determined for those combined deliverables as a single unit of accounting.

       The guidance in EITF 00-21 is effective prospectively for revenue arrangements entered into in fiscal years beginning after December 15, 2002. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Accounting Principles Board Opinion 20, Accounting Changes. We are currently evaluating the impact of EITF 00-21 in our financial statements, specifically including our treatment of revenue from handset sales under US GAAP. The Company currently cannot reasonably estimate the impact of adopting the new rule.