Form 20-F
period 2003-12-31
TELE SUDESTE CELULAR PARTICIPACOES SA
filed 2004-06-30
CIK 1066123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-14493

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

(Exact name of Registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant’s name into English)

The Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Praia de Botafogo, 501, 7º andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class:	Name of each exchange on which registered:
Preferred Shares, without par value	New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing 5,000 shares of Preferred Stock	New York Stock Exchange

    * Not for trading purposes, but only in connection with the registration on the New York Stock Exchange of American Depositary Shares representing those preferred shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

The number of outstanding shares of each class of stock of Tele Sudeste Celular Participações S.A., as of December 31, 2003:

173,023,182,132        Shares of Common Stock
259,575,036,202        Shares of Preferred Stock

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   ☒        No  ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    ☐         Item 18  ☒

 i

INTRODUCTION

     All references in this annual report to:

•	“Tele Sudeste Celular Participações S.A.”, “Tele Sudeste,” “we,” “our” and “us” are to Tele Sudeste Celular Participações S.A. and its consolidated subsidiaries (unless the context otherwise requires), including the operations of Telerj Celular S.A., known as Telerj Celular, and Telest Celular S.A., known as Telest Celular;

•	“Brazilian government” are to the federal government of the Federative Republic of Brazil;

•	“real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

•	“U.S.$,” “dollars” or “U.S. dollars” are to United States dollars;

•	“ADRs” are to the American Depositary Receipts evidencing our ADSs;

•	“ADSs” are to our American Depositary Shares, each representing 5,000 shares of our non-voting preferred stock;

•	“Commission” are to the U.S. Securities and Exchange Commission;

•	“CVM” are to the Comissão de Valores Mobiliários, the Brazilian securities commission;

•	“Brazilian Central Bank,” “Central Bank of Brazil” or “Central Bank” are to the Banco Central do Brasil, the Brazilian central bank;

•	“General Telecommunications Law” are to Lei Geral de Telecomunicações, as amended, which regulates the telecommunications industry in Brazil;

•	“Brazilian corporate law” are to Law No. 6,404 of December, 1976, as amended;

•	“Anatel” are to Agência Nacional de Telecomunicações – ANATEL, the Brazilian telecommunication regulatory agency;

•	“Telebrás” are to Telecomunicações Brasileiras S.A. – TELEBRAS;

•	“CDMA” are to Code Division Multiple Access, an aerial interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the code domain;

•	“1XRTT” are to 1x Radio Transmission Technology, the CDMA 2000 1X technology, which, pursuant to the ITU (International Telecommunication Union) and in accordance with the IMT-2000 rules, is the 3G (third generation) Technology;

•	“TDMA” are to Time Division Multiple Access, a radio interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the time domain;

•	“AMPS” are to Advanced Mobile Phone System, a radio interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the frequency domain;

•	“SMC” are to Serviço Movél Celular (Mobile Cellular Service), a service rendered pursuant to a concession granted by Anatel to provide mobile service in a specific frequency range;

•	“SMP” are to Serviço Móvel Pessoal (Personal Cellular Service), a service rendered pursuant to an authorization granted by Anatel to provide mobile service in a specific frequency range;

•	“WAP” are to Wireless Application Protocol, an open and standardized protocol started in 1997, which allows access to Internet servers through specific equipment, a WAP Gateway at the carrier, and WAP browsers in customers’ handsets;

•	“SMS” are to Short Message Service for cellular handsets, which allow customers to send and receive alphanumerical messages;

•	“Customers” are to number of wireless lines in service; and

•	“Net additions” are to the total number of new customers acquired in the period minus the reduction in the number of customers.

     Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report was obtained from Anatel.

PRESENTATION OF FINANCIAL INFORMATION

     Our consolidated financial statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001, have been prepared in accordance with the accounting practices adopted in Brazil, as prescribed by the Brazilian Corporate Law, or Brazilian Corporate Law Method, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 35 to our financial statements appearing elsewhere in this annual report describes the principal differences between the Brazilian Corporate Law Method and U.S. GAAP as they relate to us, and provides a reconciliation to U.S.GAAP of net income and shareholders’ equity. These consolidated financial statements have been audited by Deloitte Touche Tohmatsu Auditores Independentes.

     In previous years, we presented financial information in our annual report on Form 20-F using price-level accounting methodology prescribed by the Brazilian Federal Accountancy Council. The Brazilian Corporate Law Method does not permit price-level accounting for periods beginning from 1996. We have changed to the Brazilian Corporate Law Method in this annual report on Form 20-F because we do not primarily rely on price-level accounting in reporting to investors and authorities in Brazil. For consistency purposes, we presented all our financial information in this annual report according to the Brazilian corporate law method. As a result, the financial information included in this annual report as of and for the year ended December 31, 2002 or for previous years is different from the information we presented in our annual report for the year ended December 31, 2002 or for previous years.

FORWARD-LOOKING STATEMENTS

     Certain information included in this annual report, principally in “Item 3D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects,” contains information that is forward-looking, including, but not limited to:

•	statements concerning our operations and prospects;

•	the size of the Brazilian telecommunications market;

•	estimated demand forecasts;

•	our ability to secure and maintain telecommunications infrastructure licenses, rights-of-way and other regulatory approvals;

•	our strategic initiatives and plans for business growth;

•	industry conditions;

•	our funding needs and financing sources;

•	network completion and product development schedules;

•	expected characteristics of competing networks, products and services;

•	quantitative and qualitative disclosures about market risks; and

•	other statements of management’s expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts.

     Forward-looking statements may also be identified by words such as “believe,” “expect,” “anticipate,” “project,” “intend,” “should,” “seek,” “estimate,” “future” or similar expressions. Forward-looking information involves risks and uncertainties that could significantly affect expected results. The risks and uncertainties include, but are not limited to:

•	the short history of our operations as an independent, private-sector entity and the introduction of competition to the Brazilian telecommunications sector;

•	the cost and availability of financing;

•	uncertainties relating to political and economic conditions in Brazil;

•	inflation, interest rate and exchange rate risks;

•	the Brazilian government’s telecommunications policy; and

•	the adverse determination of disputes under litigation.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

     Our consolidated financial statements included in this annual report on Form 20-F and the selected financial data presented for the periods described below have been prepared in accordance with the Brazilian Corporate Law Method, which is the same basis of accounting used in our annual and interim financial statements published in Brazil, and audited by Deloitte Touche Tohmatsu Auditores Independentes. For consistent presentation, we have used the Brazilian Corporate Law Method for all periods described in this annual report on Form 20-F. See Note 2 to the consolidated financial statements.

     The financial information included in this annual report on Form 20-F is different from the information we presented in our annual report on Form 20-F for the year ended December 31, 2002. See “Presentation of Financial Information” for more information about it.

Brazilian Corporate Law Method and U.S. GAAP

     Our consolidated financial statements are prepared in accordance with the Brazilian Corporate Law Method, which differs in certain material respects from U.S. GAAP. See Note 35 to our consolidated financial statements for a summary of the differences between the Brazilian Corporate Law Method and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of shareholders’ equity as of December 31, 2003 and 2002, and net income for the years ended December 31, 2003, 2002 and 2001.

Selected Financial Information

     The following tables present a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our financial statements and the notes thereto included elsewhere in this annual report and with “Item 5. Operating and Financial Review and Prospects.”

	Year ended December 31,
	2003	2002	2001	2000	1999
	(in thousands of reais except when indicated)
Income Statement Data:
Brazilian Corporate Law Method
Net operating revenue	1,892,451	1,847,631	1,703,299	1,516,715	1,490,938
Cost of services and goods	(1,052,487)	(981,741)	(877,284)	(797,840)	(965,796)
Gross profit	839,964	865,890	826,015	718,875	525,142
Operating income (expenses)
Selling expenses	(387,466)	(392,482)	(293,418)	(245,768)	(308,971)
General and administrative expenses	(224,408)	(229,947)	(233,479)	(206,760)	(131,574)
Other operating income (expenses), net	13,309	(16,954)	5,413	12,906	(887)
Operating income (loss) before interest	241,399	226,507	304,531	279.253	83,710
Financial expense, net	(15,017)	(15,112)	(83,222)	(72,263)	(40,397)
Operating income (loss)	226,382	211,395	221,309	206,990	43,313
Net non-operating income (expense)	(8,535)	(1,202)	(991)	(3,096)	2,509
Income (loss) before minority interests and taxes	217,847	210,193	220,318	203,894	45,822
Income and social contribution taxes benefit (expense)	(61,610)	(69,817)	(57,404)	(58,039)	13,277
Minority interests (1)	—	—	—	(23,979)	42,985
Net income	156,237	140,376	162,914	121,876	0,13
Earnings per thousand shares	0.36	0.34	0.41	0.31	0.13
Operating income (loss) per thousand shares	0.52	0.51	0.56	0.52	0.13
Dividends per thousand preferred shares—R$ (a)	0.089	0.255	0.108	0.119	0.073
Dividends per thousand common shares—R$ (a)	0.081	0.232	0.108	0.119	0.014
Dividends per thousand preferred shares—US$ (a) (b)	0.031	0.075	0.047	0.057	0.046
Dividends per thousand common shares—US$ (a) (b)	0.028	0.068	0.047	0.057	0.009

(a)	For the year 2000, there was an additional dividend for preferred and common shares issued as a result of the reorganization in the amount of R$0.019 (U.S.$0.009).

(b)	U.S. dollar amount determined according to the applicable exchange rate at the date of the general shareholders’ meeting that approved the dividend distribution.

	Year ended December 31,
	2003	2002	2001	2000	1999
	(in thousands of reais except when indicated)
U.S. GAAP
Net operating revenue	2,446,136	2,220,491	2,017,644	1,749,607	1,995,900
Operating income (loss)	96,173	121,931	206,284	307,843	(13,860)
Net income (loss) before cumulative effect of adoption of accounting principle	89,578	4,021	129,860	166,069	6,816
Cumulative effect of adoption of accounting principle (SFAS 133) , net of income tax effects of R$1,025	—	—	2,081	—	—
Net income	116,823	4,021	131,941	166,069	6,816
Net income (loss) per thousand shares:
Common shares—basic	0.26	—	0.33	0.49	(0.02)
Common shares—diluted	0.23	—	0.25	0.35	(0.02)
Weighted average number of common shares outstanding —basic (thousands)	168,375,242	148,443,147	136,479,679	125,390,242	124,369,031
Weighted average number of common shares outstanding —diluted (thousands)	227,501,934	222,297,796	225,110,055	221,471,887	124,369,031
Preferred shares—basic	0.28	0.01	0.33	0.49	0.04
Preferred shares—diluted	0.25	0.01	0.29	0.41	0.04
Weighted average number of Preferred shares outstanding —basic and diluted (thousands)	259,575,036	259,575,037	259,587,240	214,170,953	210,029,997

	Year ended December 31,
	2003	2002	2001	2000	1999
	(in thousands of reais except when indicated) (1)
Cash Flow Data:
Brazilian Corporate Law Method
Operating activities:
Total net cash provided by (used in) operating activities	743,365	756,910	597,607	523,115	(4,152)
Investing activities
Total net cash used in investing activities	(255,635)	(370,544)	(408,342)	(428,173)	(441,266)
Financing activities:
Total net cash provided by (used in) financing activities	(208,665)	(362,754)	(229,112)	(38,179)	430,003
Increase (decrease) in cash and cash equivalents	279,065	23,612	(39,847)	56,763	(15,415)
Cash and cash equivalents at beginning of year	109,373	85,761	125,608	68,845	84,260

Cash and cash equivalents at end of year	388,438	109,373	85,761	125,608	68,845

	On December 31,
	2003	2002	2001	2000	1999
	(in thousands of reais)
Balance Sheet Data:
Brazilian Corporate Law Method
Property, plant and equipment, net	1,398,014	1,585,057	1,592,391	1,467,696	1,264,431
Total assets	2,823,436	2,793,786	2,690,638	2,696,190	1,971,575
Net assets	1,903,363	1,779,685	1,735,749	1,622,473	917,168
Loans and financing—current portion	165,802	200,922	189,726	305,002	252,943
Loans and financing—non-current portion	53,153	259,597	294,939	263,499	270,541
Shareholders’ equity	1,903,363	1,779,685	1,735,749	1,622,473	917,168
Capital stock	778,838	685,321	595,722	595,722	407,775
Number of shares as adjusted to reflect changes in capital	432,598,218	414,006,458	396,041,635	396,345,036	334,399,028

	On December 31,
	2003	2002	2001	2000	1999
	(in thousands of reais)
U.S. GAAP
Property, plant and equipment, net	1,267,294	1,511,160	1,636,935	1,566,091	1,347,698
Total assets	2,960,940	2,996,686	3,098,880	3,153,941	2,016,539
Net assets	2,001,746	1,921,296	2,007,812	1,935,512	941,703
Loans and financing—current portion	165,802	200,922	189,726	305,002	252,943
Loans and financing—non-current portion	53,153	259,597	294,939	263,499	270,541
Shareholders’ equity	2,001,746	1,921,296	2,007,812	1,935,512	941,703
Capital stock	778,838	685,321	595,722	595,722	407,775
Number of shares as adjusted to reflect changes in capital	432,598,218	414,006,458	396,041,635	396,345,036	334,399,028

Exchange Rates

     There are two principal legal foreign exchange markets in Brazil:

•	the commercial rate exchange market; and

•	the floating rate exchange market.

     Most trade and financial foreign-exchange transactions are carried out on the commercial rate exchange market. These transactions include the purchase or sale of shares or payment of dividends or interest with respect to shares. Foreign currencies may only be purchased through a Brazilian bank authorized to operate in these markets. In both markets, rates are freely negotiated but may be influenced by Central Bank intervention. In 1999, the Central Bank placed the commercial exchange rate and the floating rate exchange market under identical operational limits, which led to a convergence in the pricing and liquidity of both markets. Since February 1, 1999, the floating market rate has been the same as the commercial market rate, and the system relying on the foreign exchange rate band has been eliminated. However, there is no guarantee that these rates will continue to be the same in the future. Despite the convergence in pricing and liquidity of both markets, each market continues to be regulated separately.

     Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate substantially in the future. For more information on these risks, see “Risk Factors—Risks relating to Brazil”.

     The following tables set forth the commercial selling rate, expressed in reais per U.S. dollar (R$/U.S.$), for the periods indicated.

	Exchange Rate of R$ per U.S.$
Year ended December 31,	Low	High	Average(1)	Year-End
1999	1.2078	2.1647	1.8150	1.7890
2000	1.7234	1.9847	1.8295	1.9554
2001	1.9357	2.8007	2.3522	2.3204
2002	2.2709	3.9552	2.9309	3.5333
2003	2.8219	3.6623	3.0715	2.8892

Source: Central Bank of Brazil, PTAX. PTAX is the average of the exchange rates negotiated in the commercial rate market on a given day.

(1)	Represents the average of the exchange rates (PTAX) on the last day of each month during the relevant period.

	Exchange Rate of R$ per U.S.$
Month Ended	Low	High
December 31, 2003	2.8883	2.9434
January 31, 2004	2.8022	2.9409
February 29, 2004	2.9042	2.9878
March 31, 2004	2.8752	2.9410
April 30, 2004	2.8743	2.9522
May 31, 2004	2.9569	3.2051
June 25, 2004	3.1030	3.1651

Source: Central Bank of Brazil, PTAX. PTAX is the average of the exchange rates negotiated in the commercial rate market on a given day.

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

     In the past, the Brazilian government has intervened in the Brazilian economy and occasionally made drastic changes in policy. The Brazilian government’s actions to control inflation and affect other policies have often involved wage and price controls, currency devaluations, capital controls, and limits on imports, among other things. Our business, financial condition, results of operations and the market price of our preferred shares and ADSs may be adversely affected by changes in government policies, as well as general economic factors, including:

•	currency fluctuations;

•	inflation;

•	price instability;

•	energy policy;

•	interest rates;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

     Inflation and certain government measures to curb inflation may have adverse effects on the Brazilian economy, the Brazilian securities market and/or our business and operations.

     Brazil has historically experienced extremely high rates of inflation. Inflation and certain of the Brazilian government’s measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy. Since 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. In 2003, the general price index, or the IGP-DI (the índice Geral de Preços – Disponibilidade Interna), an inflation index developed by the Fundação Getúlio Vargas, a private Brazilian economic organization, reflected inflation of 7.7%, compared to 26.4% in 2002 and 10.4% in 2001. If Brazil experiences significant inflation, we may be unable to increase service rates to our customers in amounts that are sufficient to cover our increasing operating costs, and our business may be adversely affected.

     Fluctuations in the value of the real against the value of the U.S. dollar may adversely affect our ability to pay U.S. dollar-denominated or U.S. dollar-linked obligations and could lower the market value of our preferred shares and ADSs.

     The Brazilian currency has historically experienced frequent devaluations. The real devalued against the U.S. dollar by 18.7% in 2001. During 2002, the real continued to undergo significant devaluation due in part to the political uncertainty in connection with the elections and the global economic slowdown. In 2002, the real devalued against the U.S. dollar by 52.3%. In 2003, the internal economy showed an inflation stabilization and the dissipation about uncertainty in the Governmental economic team, which promoted an appreciation of the real by 18.2%. However, there is no guarantee that this trend will continue or that the exchange rate will remain at current levels. Devaluations of the real would reduce the U.S. dollar value of distributions and dividends on preferred shares and the ADSs and may also reduce the market value of the preferred shares and the ADSs. See “—Selected Financial Data—Exchange Rates” for more information on exchange rates.

     As of December 31, 2003, we had R$ 365 million in total debt, all denominated in U.S. dollars. As of December 31, 2003, we had currency derivatives in place to cover all of our U.S. dollar-denominated debt. Also, significant costs relating to our network infrastructure are payable or linked to payment by us in U.S. dollars. At the same time, while we may derive income from derivative transactions denominated in foreign currencies, all of our operating revenues are generated in reais. To the extent that the value of the real decreases relative to the U.S. dollar, our debt becomes more expensive to service and it becomes more costly for us to import the technology and the goods that are necessary to operate our business.

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

     Adverse developments in other emerging market countries could lead to a reduction in both demand and the market price for our preferred shares and ADSs.

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

     Our business is subject to extensive government regulation, including any changes that may occur during the period of our authorization to provide telecommunication services. Anatel, which is the main telecommunications industry regulator in Brazil, regulates, among other things:

•	industry policies and regulations;

•	licensing;

•	tariffs;

•	competition;

•	telecommunications resource allocation;

•	service standards;

•	technical standards;

•	interconnection and settlement arrangements; and

•	universal service obligations.

     This extensive regulation and the conditions imposed by our authorization to provide telecommunication services may limit our flexibility in responding to market conditions, competition and changes in our cost structure.

     Our results may be affected in the medium or long term as a result of the new SMP rules.

     In 2002, Anatel changed the SMP regime (first enacted in December 2000), thus encouraging companies operating under the SMC system to migrate to the SMP system. Under the SMP regime, we no longer receive payment from our customers for outbound long distance traffic, but we receive payment for the use of our network, in accordance with the network usage remuneration plan. In 2003, this change had little impact on us Andrea: efeito inexpressivo but we cannot assure that in the next years the interconnection fees that we will receive from long distance operators will compensate us for the revenues that we would have received from our customers for outbound long distance traffic.

     Until June 30, 2004, SMP service providers may opt to establish a price cap or freely negotiate their interconnection charges. After that date, free negotiation will be the rule, subject to Anatel regulations to be issued relating to the traffic capacity and interconnection infrastructure that must be made available to requesting parties.

     In addition, under the SMP regime, an SMP cellular operator will pay for the use of another SMP cellular operator’s network in the same registration area only if the traffic carried from the first operator to the second exceeds 55% of the total traffic exchanged between them. In that case, only those calls that have surpassed the 55%

level will be subject to payment for network usage. This rule is valid until June 30, 2005, after which no payments will be due for network usage between SMP networks, regardless of the amount of traffic. As a result, if the traffic we terminate for other SMP cellular operators exceeds the traffic they terminate for our company, our revenues and results of operations may be adversely affected.

     The new rules may negatively affect our revenues and results of operations.

     If the inflation adjustment index now applied to our tariffs is changed, the new index may not be adequate.

     The Brazilian government is considering replacing the IGP-DI, the monetary adjustment index currently used in connection with the tariffs applied in the telecommunications industry, with another index, which has not yet been identified. We cannot assure you that a new index, if any, would adequately reflect the effect of inflation on our tariffs.

     We face substantial competition that may reduce our market share and harm our financial performance.

     There is substantial competition in the telecommunications industry. We not only compete with companies that provide wireless services and trunking, but also with companies that provide fixed-line telecommunications and Internet access services, due to the trend towards the convergence and substitution of mobile services for these other services.

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

     PT Móveis SGPS, S.A. and Telefónica Móviles, S.A., our principal shareholders, own, directly and indirectly, approximately 53.6% of our common shares and 30.3% of our total capital as of December 31, 2003. PT Móveis SGPS, S.A. is 100% controlled by Portugal Telecom SGPS, S.A. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.” Due to their share ownership, our principal shareholders have the power to control us and our subsidiaries, including the power to elect our directors and officers and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of our dividends. In addition, PT Móveis SGPS, S.A. and Telefónica Móviles, S.A. share their participation in us equally. Any disagreement or dispute between them may have an impact on the decision-making capabilities of our management.

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

ITEM 4. INFORMATION ON THE COMPANY

A. Our History and Development

General

     We are incorporated under the laws of the Federative Republic of Brazil under the name of Tele Sudeste Celular Participacões S.A., known as Tele Sudeste. We have the legal status of a sociedade por ações, or a stock corporation, operating under Brazilian corporate law. Our principal executive offices are located at Praia de Botafogo, 501, Torre Corcovado, 7º andar, 22250-040, Rio de Janeiro, RJ, Brazil. Our telephone number is +55 21 2586 6613, our facsimile number is +55 21 2586-6813 and our website is www.vivo.com.br. The information on our website is not part of this annual report. Our agent for service of process in the United States is CT Corporation, located at 111 Eighth Avenue, New York, New York 10011.

     According to market share data published by Anatel, we are a leading provider of cellular telecommunications services in Brazil through our subsidiaries Telerj Celular and Telest Celular. The following chart shows our corporate structure as of December 31, 2003:

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

     Tele Sudeste was one of the New Holding Companies. Tele Sudeste was allocated all of the share capital held by Telebrás in Telerj Celular and Telest Celular, the cellular operating companies that had provided cellular telecommunications service in the states of Rio de Janeiro and Espírito Santo, respectively since 1993.

     The federal government’s common shares of Tele Sudeste’s capital stock were purchased by a consortium comprising Telefónica Internacional S.A., Iberdrola Investimentos Sociedade Unipessoal Ltda., NTT Mobile Communications Network, Inc. and Itochu Corporation.

Purchase of Shares from Iberdrola

     On April 5, 2001, Telefónica S.A. and Iberdrola S.A. signed an agreement through which Telefónica S.A. was going to acquire all the Iberdrola group’s shareholdings in the Brazilian telecommunications operators in which both groups held interests.

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

     In May 2002, Telefónica S.A. contributed these shares to its affiliated company, Telefónica Móviles S.A.

Brasilcel

     On January 23, 2001, Portugal Telecom and Telefónica Móviles entered into a strategic agreement to create a mobile services company in Brazil that would aggregate all of their investments in cellular telecommunications businesses to the extent permitted under Brazilian law. In December 2002, Anatel approved the joint venture between Portugal Telecom and Telefónica Móviles. This joint venture, named Brasilcel N.V., or Brasilcel, with headquarters in the Netherlands, has 56.2% of the total market in Brazil, with 20.7 million customers at December 31, 2003, according to data published by Anatel. Its operations cover an area of approximately 130 million inhabitants, or 73% of the Brazilian population, and approximately 83% of its GDP. Portugal Telecom and Telefónica Móviles are managing the joint venture on an equal basis.

     In December 2002, after Anatel approved this joint venture, Portugal Telecom and Telefónica transferred to Brasilcel all of their direct and indirect interests in:

•	us;

•	Telesp Celular Participações S.A., which controls an A Band operator in the state of São Paulo, Global Telecom S.A., and a B Band operator in the states of Paraná and Santa Catarina;

•	Tele Leste Celular Participações S.A., which controls A Band operators in the states of Bahia and Sergipe; and

•	Celular CRT Participações S.A., which controls an A Band operator in the state of Rio Grande do Sul.

     On April 25, 2003, Telesp Celular Participações S.A. acquired 64.03% of the voting stock of Tele Centro-Oeste Celular Participações S.A., or TCO. TCO is an A Band operator providing cellular telecommunications services in the Federal District of Brazil, as well as in the Brazilian states of Goiás, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and Tocantins and a B Band operator, which provides cellular telecommunications service in the Brazilian states of Amapá, Amazonas, Maranhão, Pará and Roraima. TCP acquired additional shares of voting capital stock of TCO in a public tender offer, bringing the percentage of TCO’s outstanding voting capital stock that TCP owns to 90.73%.

Vivo

     All of the operating companies participating in the joint venture between Portugal Telecom and Telefónica Móviles, named Brasilcel, have been operating under the brand name “Vivo” since April 2003. The consolidation of a unified commercial model for the whole country centered on the Vivo brand substituting the different brands under which the different companies offered their services in their respective states. The commercial strategy of Vivo is to increase their customer base as well as revenues, by retaining customers as well as maintaining their distribution channels. The launching of the Vivo brand was accompanied by loyalty programs and other measures designed to contribute to the success of the commercial strategy.

Sudestecel

     On June 21, 2004, after Anatel’s approval, Brasilcel purchased all the shares that NTT DoCoMo, Inc. and Itochu Corporation held on Sudestecel Participações Ltda.

Capital Expenditures

     The following table sets forth our capital expenditures for the periods indicated:

	Year ended December 31,
	2003	2002	2001
	(in thousands of reais)
Automatic switching equipment	59,289	87,735	121,317
Other equipment	160,986	130,081	211,677
Real estate	3,433	21,821	15,553
Other assets (1)	31,235	131,246	60,109

Total capital expenditures	254,943	370,883	408,656

(1)	Handsets for rental, network constructions, furniture and fixtures, office equipment and store layouts.

     We anticipate that our capital expenditures for 2004 will be approximately R$267.8 million. We intend to fund these capital expenditures mostly with cash generated from operations. See “Item 5B. Liquidity and Capital Resources.”

     The primary focus of our capital expenditure program has been, and continues to be the expansion of the capacity of the services we currently offer and the development of new services.

B. Business Overview

Overview

     We provide cellular telecommunications services in Brazil through our subsidiaries Telerj Celular and Telest Celular in the states of Rio de Janeiro and Espírito Santo, respectively, referred to in this annual report as our Region. We are the leading provider of cellular telecommunications services in our Region according to market share data published by Anatel. The table below sets forth the net operating revenues for Telerj Celular and Telest Celular for the periods indicated in 2001, 2002 and 2003:

	Year ended December 31,
	2003	2002	2001
	(thousands of reais)
Telerj Celular	1,623,731	1,614,075	1,496,552
Telest Celular	287,652	240,174	211,561
Deductions from consolidation	(18,932)	(6,618)	(4,814)

Total	1,892,451	1,847,631	1,703,299

Our Operations

     The following table sets forth information on our cellular telecommunication base, coverage and related matters for the years indicated.

	2003	2002	2001
Cellular lines in service at year-end	3,708,599	3,454,870	3,028,213
Contract customers	1,156,483	1,086,657	1,004,947
Prepaid customers	2,552,116	2,368,213	2,023,266
Customer growth during the year	7.4%	14.1%	21.0%
Prepaid lines in service at year-end	2,552,116	2,368,213	2,023,266
Churn (1)	29.5%	18.2%	17.9%
Estimated population of Region at year-end (millions)(2)	18.1%	18.0	17.9
Estimated covered population at year-end (millions) (3)	17.4%	15.8	15.3
Percentage of population of Region covered at year-end (4)	96.0%	87.4%	85.9%
Penetration at year-end (5)	41.0%	32.7%	27.7%
Percentage of municipalities covered	100%	100%	100%
Average monthly minutes of use per customer (6)	112	110	127
Market share (7)	49.6%	57.3%	62%

(1)	Churn is the number of customers that leave us during the year, calculated as a percentage of the simple average of customers at the beginning and the end of the year.

(2)	Projections based on estimates of the Instituto Brasileiro de Geografia e Estatística – IBGE.

(3)	Number of people within our Region that can access our cellular telecommunication signal.

(4)	Percentage of the population in our Region that can access our cellular telecommunication signal.

(5)	Number of cellular lines in service in our Region, including those of our competitors, divided by the population of our Region.

(6)	Average monthly minutes of use per lines in service is the total minutes of calls received and made by our customers divided by the simple average of lines in service during the relevant year (includes roaming in and excludes roaming out).

(7)	Information published by Anatel.

Our Services

     We provide cellular telecommunications services using both digital and analog technologies. Our network provides both CDMA digital service and AMPS, or analog services. All our services are provided in the frequency of 850 MHz.

     We provide voice service and ancillary services, including voicemail and voicemail notification, call forwarding, three-way calling, caller identification, short messaging, limitation on the number of used minutes, cellular chat room, and data service such as wireless application protocol service through which clients can access WAP sites and portals. We offer direct access to the Internet through either PCMCIA (Personal Computer Memory Card International Association, an organization consisting of some 500 companies that has developed standardized small, credit card-sized devices, called PC Cards) cards designed to connect compatible PDA’s (Personal Digital Assistant, a handheld device that combines computing, telephone/fax, Internet and networking features) and laptops or cellular phones by cable connection that offers to corporate subscribers secure access to their intranet and office resources.

     In addition we launched in 2003 MMS (Multimedia Message Service) and MExE (Mobile Execution Environment) that enable the handset to download applications and execute them at the mobile. We also launched a user interface with icons at the handset to identify the main services, such as Voice Mail, Downloads, SMS, etc, for a friendlier access to our services.

     We offer roaming services, through agreements with local cellular service providers throughout Brazil and other countries that allow our subscribers to make and receive calls while out of our concession areas. We also provide reciprocal roaming services to subscribers of those cellular service providers while they are in our concession areas.

Our Region

     We provide mobile telecommunications services on the A Band frequency range in the States of Rio de Janeiro and Espírito Santo, covering approximately 89,773.6 square kilometers, representing approximately 1.1% of Brazil’s territory, or our Region. This area includes more than 18 million people, representing 10.3% of Brazil’s population. TSD covers 100% of the municipalities in our Region and 96.4% of the population of our Region.

     The following table sets forth population, gross domestic product (GDP) and per capita income statistics for each state in our Region at the dates and for the year indicated.

	At December 31, 2003		Year ended December 31, 2003
	Population	% of Brazil’s	GDP (billions of	% of Brazil’s	Per capita income
Area	(million) (1)	population (1)	reais) (2) (3)	GDP (3)	(reais) (2) (3)
Rio de Janeiro state	14.9	8.5%	174.0	11.6%	11,655.37
Espírito Santo state	3.2	1.8%	28.6	1.9%	8,952.67
Our Region	18.1	10.3%	202.6	13.5%	11,178.95

Source: IBGE. We calculated the GDP for the states based on percentages published by IBGE in previous years.

(1)	Estimates from Target 2003 – “Brazil em Foco.”

(2)	Our estimates are expressed in nominal reais.

(3)	Nominal Brazilian GDP was R$1,497 billion as of December 2003 calculated by IBGE.

     Our business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy. See “Item 3D. Risk Factors.”

Marketing and Sales

     We closely follow the developments in the markets where we operate and constantly launch new promotions.

     A strong customer acquisition policy has been implemented across all the company’s operators through aggressive mass sales promotions and segmented actions. Efforts to acquire new customers for prepaid and postpaid services have mostly been made through joint promotions designed to increase intranet traffic and stimulate the use of data services.

     With the premise of keeping a sustainable customer base, the acquisition promotions have also been open to current customers who wished to change their cell phones. The company is strongly involved in a high-value customer loyalty program by offering aggressive discounts on cell phones through direct marketing actions.

     TSD currently has 42 shops and kiosks of its own, and an authorized third-party network, on an exclusive or nonexclusive basis, with 560 service points capable of selling services and cell phones. The credit recharges are available for customers in more than 24,000 sites.

Customer Service

     As part of the strategy for standardizing service provided by TSD operators to their customers, we have outsourced 100% of the customer services while keeping full management control. These services are available on a 24-hour basis from our call center and our website.

     Satisfaction evaluation

     Customer satisfaction is evaluated by regular satisfaction surveys. More than 8,700 Vivo customers were interviewed all over the country in 2003 for aspects such as customer assistance, technical assistance, products and services. The overall satisfaction mark was 8.25 on a range from 1 to 10. Several actions have since been carried out in order to increase our customer satisfaction.

     Assistance to customer claims

     TSD is provided with a qualified staff designed to assist and provide explanations to customers in any and all requests or doubts concerning services provided. All customers are given a feedback to their requests.

     Vivo was ranked first in 2003 in a survey entitled “Companies that most respect consumers”, carried out by the IBRC (Brazilian Institute of Customer Relations) for the Consumidor Moderno (Modern Consumer) issue.

Our Network

     Before November 1998, our network used only AMPS analog technology. After the privatization in 1998, we began to use CDMA digital and TDMA digital technologies. Digitalization offers certain advantages, such as greater network capacity and additional revenue through the sale of value-added services. Digital cellular telecommunications service also reduces the risk of fraud. We continue to increase network capacity and coverage to improve our quality of service and to meet customer demand.

     Our networks are connected primarily through a fiber-optic transmission capacity we lease from the incumbents wire line companies, consisting of cellular switches, base stations and other communication devices, such as voicemail, prepaid service, SMS, Home Location Registers, Signalling Transfer Point, PDSN and gateways. NEC do Brasil S.A., Nortel Networks – Northern Telecom do Brasil and Lucent Technologies do Brasil, Ind. e Com. Ltda. are our principal suppliers. We continue to increase network capacity and coverage to improve quality of service and to meet consumer demand.

     Our advanced network management technology ensures global management and supervision of our network process and performance. The network management center operates in the city of Rio de Janeiro. Our network management center is able to identify abnormalities in our network and in other networks, using the latest failure and signal monitoring systems. In addition, quality and service standards are constantly monitored. The network management center is integrated with the maintenance and operations center, which is designed to supervise our Network Elements, Infrastructure and Transmission division, and operate the Radio Network Elements, Computing Centrals, Backbone and Service Platforms divisions.

     Our network is equipped to provide continuity of service to our customers in the event of network interruptions. We have developed contingency plans for potential catastrophes in our switching centers, power supply interruptions and security breaches.

     Telecommunication concessions or authorizations require companies to meet certain obligations for service quality and annual network expansion. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies.” We have already met all of our network expansion obligations required under our authorization.

Sources of Revenue

     We generate revenue from:

•	usage charges, which include measured service charges for calls and other similar charges;

•	network usage charges (or interconnection charges), which are amounts we charge other cellular and fixed-line service providers for the use of our network;

•	monthly subscription charges, which are not charged to our prepaid customers;

•	sale of cellular handsets and accessories; and

•	other charges, including charges for call forwarding, call waiting, call blocking and Data Services, such as short message service, wap, downloads and MMS services. They are charged only when the customer’s plan does not include these services.

     Our rates are subject to approval by Anatel. See “—Regulation of the Brazilian Telecommunications Industry—Rate Regulation.”

     The table below sets forth our net operating revenues by category of activity:

	Year ended December 31,
	2003	2002	2001
	(in thousands of reais)
Usage charges	1,087,927	925,973	821,063
Interconnection charges	809,860	795,067	702,049
Montly subscription charge	198,496	281,613	367,211
Goods sold (cellular handsets and accessories)	394,577	348,635	283,244
Other	35,601	15,579	13,071
Total gross operating revenue	2,526,461	2,366,867	2,175,473

     Contract Customers

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

     Interconnection Charges

     We earn revenues from any call that originates from another cellular or fixed-line service provider network connecting one of our customers. We charge the service provider from whose network the call originates a network usage charge for every minute that our network is used in connection with the call. See “—Operating Agreements—Interconnection Agreements.” Tariff increases are subject to Anatel ´s review and approval.

     Bill and Keep

     Under the SMP system, usage of the network remuneration between SMP mobile operators will only be due if traffic carried in the same registration area between two networks, in a given direction, exceeds 55% of the total traffic exchanged between them. In this case, only those calls which have surpassed the 55% threshold will be subject to payment for network usage. This rule is valid until June 30, 2005. Thereafter, SMP operators will adopt full Bill and Keep, by which no remuneration will be due for network usage among SMP networks, regardless of the amount of carried traffic.

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

     Handset Sales

     We sell dual-mode (800MHz CDMA-1xRTT/AMPS and 800MHz CDMA/AMPS) and tri-mode (1900MHz CDMA and 800MHz CDMA/AMPS) cellular handsets and PCMCIA boards through our own stores and dealers. Although we still have some customers using analog service (approximately 2.3% of our total customer base at December 31, 2003), we have provided a number of incentives to encourage our analog customers to switch to digital handsets by offering discounts on digital handsets (19.0% in 2003 and 5.0% in 2002) and on monthly digital service fees so that our customers can take advantage of our services that require digital handsets. From time to time, we offer certain advantages or promotions to create incentives for customers to switch their existing handsets for more technologically advanced digital handsets. We also offer our individual contract customers the option of using their points to partially pay for the acquisition of new handsets or for a new line. See “—Our Services.”

     Our current suppliers are Samsung, Motorola, LG, Nokia, Qualcom, Maxon Epsilon, Gradiente, Sony Ericsson and GTran.

Operating Agreements

     TSE has an agreement with Telemar to share physical space, real estate, air conditioning, energy, security and cleaning services. TSE leases from Telemar transmission capacity necessary to complete the construction of our network infrastructure.

     Interconnection Agreements

     The terms of our interconnection agreements include provisions with respect to the number of connection points and traffic signals. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies” and “—Interconnection.”

     We believe that our subsidiaries have adequate interconnection agreements with all the fixed line operators they need for the provision of their services. We also believe that our subsidiaries have all the necessary interconnection agreementswith local distance carriers.

     Roaming Agreements

     We are member of the Brazilian Roaming Committee, a group comprised of 21 companies providing cellular services in Brazil through either A and B bands. The Committee was created to standardize roaming services in Brazil and elsewhere.

     The roaming agreements require us and the other cellular service providers to provide service to roaming customers on the same basis that each member provides service to its own customers, and to carry out a monthly reconciliation of roaming customer usage charges.

     We offer automatic international roaming in Argentina, Uruguay, Chile, United States, Mexico, Canada, Dominican Republic and South Korea. Since 2000 we provide international GSM services through the use of GSM handsets in most parts of Europe, Africa, Asia and Oceania. Additionally, we offer our customers, through third-party partners, cellular services in Japan.

Taxes on Telecommunications Services and Handset Sales

     The cost of telecommunications services and handset sales to customers incorporates a variety of taxes, including:

•	ICMS. The principal tax is the Imposto sobre Circulação de Mercadorias e Serviços, or ICMS. The ICMS is a tax that the Brazilian states impose at varying rates from 25% to 30% on certain revenues from the sale of goods and services, including telecommunications services.

•	COFINS. The Contribuição Para Financiamento da Seguridade Social, or COFINS, is a social contribution tax on gross operating revenues at a rate of 3%.

•	PIS. The Programa de Integração Social, or PIS, is another social contribution tax that is imposed on gross operating revenues at rates varying between 0.65% and 1.65%.

•	FUST. On August 17, 2000, the Brazilian federal government created the Fundo de Universalização dos Serviços de Telecomunicações, or FUST, a social contribution tax applicable to all telecommunications services at a rate of 1%. The purpose of the FUST tax is to fund a portion of the costs incurred by telecommunication service providers to meet the universal service targets required by Anatel, in case these costs are not entirely recoverable through the provision of the telecommunications services.

•	FUNTTEL. On November 28, 2000, the Brazilian federal government created the Fundo para Desenvolvimento Tecnológico das Telecomunicações, or FUNTTEL, a social contribution tax applicable to all telecommunications services at a rate of 0.5%. The purpose of the FUNTTEL tax is to promote the development of telecommunications technology in Brazil and to improve competition.

•	FISTEL. On July 7, 1966, the Brazilian federal government created the Fundo de Fiscalização das Telecomunicações, or FISTEL, a tax applicable to telecommunications transmission equipment. The purpose of the FISTEL is to provide financial resources for the Brazilian federal government to control and inspect the industry.

The FISTEL tax is comprised of two different fees:

•	an installation and inspection fee that is assessed every time we activate a new cellular number; and

•	an operation and inspection fee, assessed annually on the basis of the total number of cellular numbers in use and the total number of radio base stations installed at the end of the fiscal year,.

The installation and inspection fee is assessed based on the net activation of cellular numbers, i.e., the number of new cellular activations subtracted from the number of cancelled subscriptions, as well as on the basis of the net additions of radio base stations.

Billing and Collection

     Pursuant to Brazilian law, customers must receive a bill at least five days before its due date, and companies must allow customers at least 15 days from the due date before suspending outgoing service for nonpayment.

     Tele Sudeste has established a uniform policy for dealing with delinquent customer accounts. Any suspension of service may be done only after providing notice to the customer. If a customer’s payment is more than 15 days past due, outgoing service is suspended, and if payment is more than 40 days past due, both outgoing and incoming services are suspended until full payment for all outstanding charges is received. If a customer’s payment is more than 90 days past due, service is discontinued. In 2003, approximately 63,3% of our mobile bills were paid in full within the due date, 77,6% before the first reminder was sent, and 96% before the second reminder was sent.

     Tele Sudeste’s collection system has improved its background check proceedings designed for tracking customers who are delinquent in making payments, thereby improving our collection rate. In addition, we have employed eight outside collection agencies to recover payments from customers that are more than 95 days past due.

     We provision for customer accounts over 90 days past due and write off customer accounts that are over than 180 days past due. This represented approximately R$ 40 million in 2003.

     Our provisions for doubtful accounts (Provision for doubtful accounts including handsets/Gross operating revenue) were 1.59%, 3.72% and 3.29% of gross operating revenue in 2003, 2002 and 2001, respectively. See “Item 5A. Operating Results—Results of Operations for 2003, 2002 and 2001—Operating Expenses.”

     After each collection cycle, we and other telecommunications service providers settle the roaming and network usage fees outstanding balances. See “—Sources of Revenue—Roaming Fees” and “Item 5A. Operating Results—Results of Operations for 2003, 2002 and 2001—Operating Revenues.” For international calls made by our customers, we forward the gross amounts collected for such calls to the international long distance carrier and charge them a fee for the use of our cellular telecommunications network. Domestic long distance fees are reconciled and distributed to each Brazilian telecommunication operating company by a clearinghouse operated by Embratel.

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

     The two most prevalent types of fraud are cloning fraud and subscription fraud. Cloning fraud consists of duplicating the cellular signal of a bona fide customer, enabling the perpetrator of the fraud to make calls using the customer’s signal. We ultimately bear the costs of all fraudulent calls originating from our cell phone base. We have installed a fraud detection system that analyzes various aspects of customers’ usage in order to detect cloning fraud. In addition, the introduction of digital service is significantly reducing the incidence of cloning fraud. We do not consider cloning fraud a significant problem.

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

     We have implemented certain detection and prevention measures to reduce fraud-related losses, including the automatic review of call detail records in the states of Rio de Janeiro and Espírito Santo to identify abnormal calling patterns. Fraud prevention measures include restrictions on international calls from a given number, restrictions on international calls to certain high-risk destinations, automatic blocking of calls to certain high-risk destinations and restrictions on three-way calling by customers with international direct-dial access.

     We have installed, and are a part of, a nationwide fraud-detection system. This system aids in fraud detection in various ways, including identifying simultaneous usage by a single customer, call frequency and unusually high usage patterns. We are able to monitor usage by our customers even when they are located outside of our areas.

Competition

     We face intense competition in all the areas in which we operate, principally from other cellular service providers and also from fixed line operators. Many of these competitors are part of large, national or multinational groups and therefore have access to financing, new technologies and other benefits that derives from being owned by such a group. Fixed line operators generally charge much lower tariffs than cellular service providers.

     TSD’s principal cellular competitor is Algar Telecom Leste S.A., or ATL, which operates in the states of Rio de Janeiro and Espírito Santo. ATL is controlled by a consortium led by the Telecom Américas Ltd. (controlled by América Móvil S.A. de C.V.). ATL began providing cellular telecommunications services in our Region in the end of 1998. The rights and obligations under ATL’s license are substantially identical to our rights and obligations. Although ATL provides only digital service, its customers use TDMA dual-mode cellular handsets that can operate on an analog network and GSM handsets. Telecom Américas launched a new trademark, known as Claro. The principal fixed line operator in its area is Telemar Norte Leste S.A.

     We also compete with certain other wireless telecommunications services, such as mobile radio (including digital trunking technology, offered by Nextel), paging and beeper services, which are used by some in our areas as a substitute for cellular telecommunications services. Satellite services, which provide nationwide coverage, are also available in Brazil. Although satellite services have the benefit of covering a much greater area than cellular telecommunications services, they are considerably more expensive than cellular telecommunications services and do not offer comparable coverage inside buildings. We do not plan to offer mobile satellite services (other than pursuant to a roaming arrangement with a satellite service provider). Finally, we also face intra-company competition, when we offer services that may be used by our customers in substitution for mobile calls, such as SMS and Personal Digital Assistance.

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

     An authorization is a permission granted by the public administration under the private regime, which may or may not be granted upon a prior auction bidding process, to the extent that the authorized party complies with the objective and subjective conditions deemed necessary for the rendering of the relevant type of telecommunication service in the private regime. The authorization is granted for an indeterminate period of time. Under an authorization, the government does not guarantee to the authorized company the economic-financial equilibrium, as is the case under concessions.

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

     Under these new licenses:

•	services are to be provided using the 1,800 MHz frequency;

•	each operator may provide domestic and international long distance services in its licensed area;

•	existing cellular service providers, as long as they do not have partnerships with fixed-line operators, as well as new entrants into the Brazilian telecommunications market can bid for C Band, D Band and E Band licenses. However, fixed-line operators, their controlling shareholders and affiliated cellular providers can only bid for D Band and E Band licenses;

•	a cellular operator, or its respective controlling shareholders, may not have geographical overlap between licenses; and

•	current A Band and B Band cellular service providers can apply for an extra frequency range.

     Pursuant to the SMP services regulation, each of the three main regions is divided into registration areas, or tariff areas.

     In order to transfer our services to SMP, we were required to comply with several technical and operational conditions, including, among others, the adoption of a carrier selection code for long distance calls originating from our network.

     Under the General Telecommunications Law, all mobile telecommunications service providers must provide interconnection upon the request of any other mobile or fixed-line telecommunications service provider. Until June 30, 2004, SMP service providers may opt to establish a price cap or freely negotiate their interconnection charges. The conditions of the network usage fee negotiation will be regulated by Anatel. Thereafter, the terms and conditions of the interconnection are freely negotiated between wireless and fixed-line operators, subject to compliance with regulations to be established by Anatel relating to the traffic capacity and interconnection infrastructure that must be made available to requesting parties. If a service provider offers any party an interconnection tariff below the price cap, it must offer the same tariff to any other requesting party on a nondiscriminatory basis. If the parties cannot reach an agreement on the terms of interconnection, including with respect to the interconnection tariff, Anatel will act as the final arbiter. Because Anatel considers us to be affiliated with Telefónica, which already provides wireline long distance services in the state of São Paulo and was awarded a license to provide these services nationwide, Anatel will not award a wireline long distance license to us. Though we and other mobile operators have requested that Anatel revise the current SMP regime, there can be no assurance it will do so. Under the SMP regime, we will receive revenues from interconnection fees paid to us by wireline long distance operators due to long distance traffic originating and terminating on our network.

     The authorizations consist of two licenses – one to provide mobile telecommunications services, and another to use the frequency spectrum for a period of 15 years. The frequency license is renewable for another 15-year period upon the payment of an additional license fee.

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

     Our authorizations impose obligations to meet quality of service standards, such as: the system’s ability to make and receive calls, call failure rates, the network’s capacity to handle peak periods, failed interconnection of calls and customer complaints. Anatel published the method for collecting these quality service standards data on April 23, 2003 (Anatel Resolution No. 335/03).

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

     Other telecommunications companies that interconnect with and use our network must pay certain fees, primarily an interconnection fee. The interconnection fee is a flat fee charged per minute of use. The interconnection fee charged by us and other A and B Band service providers is still subject to a price cap stipulated by Anatel. This price cap is valid until June 30, 2004 and, thereafter, the terms and conditions of the interconnection are freely negotiated among the operators. Anatel will regulate the conditions of the network usage fee negotiation. The price cap for the interconnection fee varies from company to company, on the basis of the underlying cost characteristics of each company’s network. B Band service providers are subject to price caps established during the auction process for their licenses.

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

C. Organizational Structure

     As of December 31, 2002, our voting shares were indirectly controlled by two major shareholders: PT Móveis and Telefónica Móviles, through Brasilcel N.V., with 56.5% of our voting stock, 12.8% of our preferred shares and 30.3% of our total capital stock.

     Our subsidiaries are Telerj Celular and Telest Celular. Substantially all our assets consist of shares in our subsidiaries. We rely very substantially on dividends from our subsidiaries to meet our needs for cash, including cash to pay dividends to its shareholders. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

     For a more detailed description of our ownership structure and the joint venture between PT Móveis and Telefónica Móviles, see “—Our History and Development.”

D. Property, Plant and Equipment

     Our principal physical property consists of transmission equipment, switching equipment, base stations and other communication devices, such as voicemail, prepaid service, SMS, Home Location Registers, Signalling Transfer Point, PDSN and gateways . All switches, cell sites, administrative buildings, warehouse, administrative facilities and stores are insured against damages for policy operation risks.

     At December 31, 2003, we had 20 cellular switches and other equipments installed in four owned spaces and six shared places. We lease almost all of the sites where our cellular telecommunications network equipment is installed. Our 1,856 base stations were installed in 1,409 cell sites, and the average term of these leases is five years. In addition, we have our own administrative buildings (approximately 11,561 square meters) and one store and also lease administrative facilities (approximately 12,022 square meters), warehouse space (approximately 12,100 square meters) and 41 retail stores throughout our region.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion in conjunction with our consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report, and in conjunction with the financial information included under “Item 3A. Selected Financial Data.”

Critical Accounting Policies

     In preparing our consolidated financial statements, we have relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. “Critical accounting policies” are those that are important to the portrayal of our financial condition and results and utilize management’s most difficult, subjective or complex judgments, estimates and assumptions. The significant accounting policies that we believe are critical to aid in fully understanding and evaluating our reported financial position and results of operations reported under Brazilian Corporate Law Method are described in Note 3 to our consolidated financial statements. A description of the differences in accounting policies between Brazilian Corporate Law Method and U.S. GAAP is included in Note 37 to our consolidated financial statements. The application of these critical accounting policies often requires judgments made by our management regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and the results of our operations. Our results of operation and financial condition may differ from those set forth in our consolidated financial statements, if our actual experience differs from management’s assumptions and estimates. The following is a discussion of our critical accounting policies, including some of the variables, assumptions and sensitivities underlying the estimates relating to:

•	revenue recognition;

•	depreciation of property, plant and equipment;

•	valuation of property, plant and equipment;

•	provisions for contingencies;

•	deferred income taxes; and

•	financial instruments.

a. Revenue recognition

     Under Brazilian Corporate Law Method and U.S. GAAP, revenues from customer calls are based on time used, according to Brazilian Corporate Law Method, and recognized when services are provided.

     We consider revenue recognition to be a critical accounting policy, because of the uncertainties caused by different factors such as the complex information technology required, high volume of transactions, fraud and piracy, accounting regulations, management’s determination of collectibility and uncertainties regarding our right to receive certain revenues (mainly revenues for usage of our network). Significant changes in these factors could cause us to fail to recognize revenues or to recognize revenues that we may not be able to realize in the future, despite our internal controls and procedures. We have not identified any significant need to change our revenue recognition policy for U.S. GAAP or for Brazilian Corporate Law Method.

b. Depreciation and Amortization

     Depreciation on property, plant and equipment is calculated on a straight-line method of the estimated useful lives of the underlying assets, which consider historical information available to us, as well as known industry trends. The sensitivity of an impact in changes in the useful lives of property, plant and equipment was assessed by applying a hypothetical decrease of 10% to the useful lives of switching and transmission equipment existing at December 31, 2003. This hypothetical change would result in an incremental increase in the annual depreciation expense of R$30.052 million in the year of the change.

c. Valuation of property, plant and equipment

     In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Under Brazilian Corporate Law Method, the recoverability of assets as mentioned above, if negative, would indicate the amount that would be considered impaired.

     A determination of the fair value of an asset requires management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues and expenditures and expenses. These assumption and estimates can be influenced by different external and internal factors, such as economic tendencies, industry trends, interest rates and changes in the marketplace. The use of different assumptions and estimates could significantly change our financial statements, for example, if we had used more conservative assumptions and estimates the expected future net cash flow may have led us to recognize impairment charges on our property, plant and equipment, which would have decreased our results of operations and shareholders’ equity. No impairment losses have been recognized for any of the periods presented.

d. Provisions for contingencies

     We are subject to proceedings, lawsuits and other claims related to tax, labor and civil matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue, based on legal advice. The required reserves may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters. Future possible changes in the recorded reserve amounts would impact our results of operations in the period that such changes are recorded.

e. Deferred income taxes

     We compute and pay income taxes based on results of operations under Brazilian Corporate Law Method. Under U.S. GAAP, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review the deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that the deferred tax assets will not be realized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. When performing such reviews, we are required to make significant estimates and assumptions about future taxable income. In order to determine future taxable income, we need to estimate future taxable revenues and deductible expenses, which are subject to different external and internal factors, such as economic tendencies, industry trends, interest rates, changes in our business strategies and changes in the type of services we offer to the market. The use of different assumptions and estimates could significantly change our financial statements. For example, if we had used more conservative assumptions and estimates with respect to our expected future taxable income, we would be required to recognize valuation allowance charges on deferred income tax assets, which would decrease our results of operations and shareholders’ equity. If we operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates, the time period within which the underlying temporary differences become taxable or deductible, or any change in our future projections, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase of our effective tax rate and a material adverse impact on our operating results.

f. Financial instruments

     With respect to financial instruments, we must make assumptions as to future foreign currency exchange and interest rates. For a discussion of the possible impact of fluctuations in the foreign currency exchange and interest rates on our principal financial instruments and positions, see “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

     We have no majority-owned subsidiaries that are not included in our consolidated financial statements, nor do we have any interests in, or relationships with, any special purpose entities that are not reflected in our consolidated financial statements.

U.S. GAAP Reconciliation

     We prepare our consolidated financial statements in accordance with the Brazilian corporate law method, which differs in significant respects from U.S. GAAP. Under U.S. GAAP, we recorded net income for 2003, 2002 and 2001 of R$89.0 million, R$4.0 million, and R$131.9 million, respectively, compared to net income of R$156.2 million, R$140.4 million, and R$162.9 million, respectively, under the Brazilian corporate law method. Shareholders’ equity at December 31, 2003 and 2002 was R$1,973.9 million and R$1,921.3 million, respectively, under U.S. GAAP, compared to R$1,903.4 million and R$1,779.7 million, respectively, under the Brazilian corporate law method.

     See Note 35 to our audited consolidated financial statements for a description of the principal differences between the Brazilian corporate law method and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income/loss and total shareholders’ equity.

New Accounting Pronouncements

     In April 2003, the FASB issued SFAS No.149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The provisions of this statement are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not result in any impact on the Company’s financial statements.

     In April 2003, the FASB issued SFAS No. 150, “Accounting for certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. The adoption of SFAS 150 did not result in any impact on the Company’s financial statements.

     In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R” or the “Interpretation”). FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

     Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The Company does not anticipate that the adoption of FIN 46R will have a material impact on its financial position, cash flows and results of operations.

     In December 2003, the FASB issued SFAS No. 132, Revised 2003, (“SFAS 132R”), which requires an entity to make additional disclosures about pensions and other postretirement benefits. These disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows and components of net periodic benefit cost. SFAS 132R would be effective for any domestic plans beginning with fiscal years ending after December 15, 2003 and any foreign plans beginning with fiscal years ending after June 15, 2004. The Company has adopted these additional disclosures for the year ended December 31, 2003 (See Note 38.a).

     In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The company believes it is currently following the guidance of SAB 104.

     In November 2002, the Emerging Issues Task Force (“EITF”), of the FASB reached a consensus on EITF 00-21. EITF 00-21 provides guidance on how to account for arrangements that may involve multiple revenue-generating activities, for example, the delivery of products or performance of services, and/or rights to use other assets. The requirements of EITF 00-21 will be applicable to agreements entered into for periods beginning after June 15, 2003 and will therefore first apply to the Company for any arrangements entered into from April 1, 2004. The adoption of this EITF had no impact on the Company’s financial position or results of operations.

     In May 2003, the EITF reached consensus in EITF Issue No. 01-08 to clarify the requirements of identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to mandate reporting revenue as rental or leasing income that otherwise would be reported as part of product sales or service revenue. EITF Issue No. 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, “Accounting for Leases.” The Company does not anticipate that the adoption of EITF Issue No. 01-08 will have a material effect on its consolidated results of operations, cash flows or financial position.

     In July 2003, the EITF reached consensus in EITF Issue No. 03-11 that determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, “Accounting for Nonmonetary Transactions,” should be considered. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. The Company does not anticipate that the adoption of EITF Issue No. 03-11 will have a material effect on its consolidated results of operations, cash flows or financial position.

A. Operating Results

Results of Operations for 2003, 2002 and 2001

     The following table sets forth certain components of our income, as well as the percentage change of each year from the prior year, for the years ended December 31, 2003, 2002, and 2001. The financial statements referring to December 31, 2002 and 2001 were reclassified when applicable, for comparative purposes.

     Statement of Income

	Year ended December 31,			Percentage Change
	2003	2002	2001	2002-2003	2001-2002
	(in thousands of reais)
Net operating revenue	1,892,451	1,847,631	1,703,299	2.4	8.5
Cost of services and goods	(1,052,487)	(981,741)	(877,284)	7.2	11.9
Gross profit	839,964	865,890	826,015	(3.0)	4.8
Operating expenses:
Selling	(387,466)	(392,482)	(293,418)	(1.3)	33.8
General and administrative	(224,408)	(229,947)	(233,479)	(2.4)	(1.5)
Other operating expense, net	13,309	(16,954)	5,413	(178.5)	(413.2)
Total	(598,565)	(639,383)	(521,484)	(6.4)	22.6
Operating income (loss) before interest	241,399	226,507	304,531	6.6	(25.6)
Financial expense, net	(15,017)	(15,112)	(83,222)	(0.6)	(81.8)
Operating income (loss)	226,382	211,395	221,309	7.1	(4.5)
Net non-operating income (expense)	(8,535)	(1,202)	(991)	610.1	21.3
Income (loss) before minority interests and taxes	217,847	210,193	220,318	3.6	(4.6)
Income and social contribution taxes benefit (expense)	(61,610)	(69,817)	(57,404)	(11.8)	21.6
Net income	156,237	140,376	162,914	11.3	(13.8)

     Net Operating Revenue

     Our operating revenue consists of the following:

•	usage charges, which include charges for outgoing calls, roaming and similar services, and revenues from the sale of airtime for prepaid services;

•	revenues from the sale of cellular handsets and accessories;

•	monthly subscription charges paid by our contract customers;

•	interconnection charges, which are amounts we charge other cellular, fixed-line service providers for the use of our network in order to complete calls originated outside our network;

•	other charges, including charges for the transfer of cellular lines, call forwarding, call waiting, additional voicemail services and call blocking, SMS and WAP services.

     The composition of our operating revenues has been affected by the shift toward prepaid services (which generate usage charges and interconnection charges but do not generate monthly subscription charges, and which have attracted lower income customers to our services). Net additions increased the number of contract customers by 7.4% to 3,708.6 thousand in 2003, and by 14.1% to 3,454.9 thousand in 2002, from 3,028.2 thousand in 2001. Net additions increased the number of prepaid customers by 7.8% to 2,552.2 thousand in 2003, and by 17.0% to 2,368.2 thusand in 2002, from 2,023.3 thousand in 2001. Interconnection charges increased by 10.0% in February 2002 and 22.0% since February 2003. Anatel authorizes cellular operators to increase tariffs based upon the prior 12-month period’s cumulative inflation, measured by the IGP variation from February to January of each year.

     As of July 6, 2003, cellular telecommunications operators in Brazil were required by the SMP rules to implement long distance Carrier Selection Codes (Códigos de Seleção de Prestadora, or CSP) used by customers to choose their carrier for domestic long distance services (VC2 and VC3) and international cellular calls. As a result, TSD no longer receives revenues from VC2 or VC3 calls or international calls.

     Additionally, in accordance with Anatel regulations, “Bill & Keep” rules were adopted for interconnection charges in July 2003. The rules provide that companies under the SMP regime are not required to pay tariffs for the use of the local network of another SMP provider as long as customers use local service (i.e., make calls in the same registration area) and as long as there is a traffic balance between them. However, when traffic from the SMP provider that originates the call to the SMP provider that terminates the call represents more than 55% of the local traffic between the two providers, the SMP provider who originates the higher traffic must pay the other provider the local usage tariff for the portion of the traffic that exceeds 55%.

     The composition of operating revenues by category of service is presented in our consolidated financial statements and discussed below. We do not determine operating revenues on a net basis (i.e., after deduction of taxes) by category of service.

     The following table sets forth the components of our net operating revenues, as well as the percentage change of each year from the prior year, for the years ended December 31, 2003, 2002 and 2001.

	Year ended December 31,			Percentage change
	2003	2002	2001	2002-2003	2001-2002
	(in thousands of reais)			(in percentages)
Usage charges	1,087,927	925,973	821,063	17,5	12.8
Interconnection charges	809,860	795,067	702,049	1.9	13.2
Montly subscription charge	198,496	281,613	367,211	(29.5)	(23.3)
Goods sold (cellular handsets and accessories)	394,577	348,635	283,244	13.2	23.1
Other	35,601	15,579	13,071	128.5	19.2
Total gross operating revenue	2,526,461	2,366,867	2,175,473	6.7	9.0
Value-added and other indirect taxes	511,435	417,649	380,889	22.5	9.7
Discounts granted and return of goods	122,575	101,587	91,289	20.7	11.3
Net operating revenue	1,892,451	1,847,631	1,703,299	2.4	8.5

     Net operating revenue increased 2.4% to R$1,892.5 million in 2003 from R$1,847.6 million in 2002, which in turn represented an 8.5% increase from R$1,703.3 million in 2001. The increase in 2003 was principally due to an increment in revenues due to increased local outgoing traffic; an increase of 7.4% in our customer base resulted in an increase in usage charges; a 13.2% increase in sales of cellular handsets and accessories; and a 128.5% increase in revenues from other services, mainly due to nationwide campaigns addressed to users of SMS (Short Message Service), WAP and 1xRTT services. The increase in net operating revenues in 2002 was principally due to an increase in revenues due to an increase in tariffs charged to our customers and in interconnection charges; and an increase of 14.1% in our customer base which resulted in an increase in usage charges.

     The increases in 2003 and 2002 were partially offset by lower average monthly revenues per customer. The average number of customers, calculated as the number of customers at the beginning of the year plus the number of customers at the end of the year, divided by two, increased 10.5% to 3,582 thousand customers in 2003 from 3,242 thousand customers in 2002, representing in turn a 17.2% increase from 2,766 thousand customers in 2001. Average monthly net revenues from services per customer decreased principally as a result of an increase in the percentage of prepaid customers in relation to total customers as a result of new customers acquired and customers switching from contract plans to prepaid plans; and the introduction of new service plans directed at users with lower monthly subscription charges.

     Usage charges. Usage charges increased 17.5% to R$1,087.9 million in 2003, from R$ 926.0 million in 2002, which in turn represented a 12.8% increase from R$ 821.1 million in 2001. The increase in revenues from customer usage charges in 2003, compared to 2002, , resulted principally from higher usage of our services due to the increase in our customer base. Beginning in July 2003, this increase was partially offset by the impact of the new rules relating to the long distance Carrier Selection Code described above. The increase in revenues from customer usage charges in 2002, compared to 2001, resulted principally from higher usage of our services due to the increase in our customer base and launching of new plans.

     Interconnection charges. Our revenues from network usage charges increased 1.9% to R$809.9 million in 2003, from R$795.1 million in 2002, which in turn represented a 13.2% increase from R$702.1 million in 2001. The increases in network usage revenues in 2002 and 2003 reflected the increase in our average interconnection charges, which were higher due to rate increases, partially offset by a reduction in the incoming calling traffic, despite the increase in our customer base of prepaid customers.

     Monthly subscription charges. Revenues from monthly subscription charges decreased 29.5% to R$198.5 million in 2003, from R$281.6 million in 2002, which in turn represented a 23.3% decrease from R$367.2 million in 2001. The decreases in 2003 and 2002 resulted mainly from contract plan customers switching to plans with lower monthly subscription fees, which was partially offset by the increase of the monthly subscription fees charged to the contract plan customers.

     Goods sold (cellular handsets and accessories). Revenues from goods sold (cellular handsets) increased 13.2% to R$394.6 million in 2003, from R$348.6 million in 2002, which in turn represented a 23.1% increase from R$283.2 million in 2001. The increases in 2002 and in 2003 were a result of the increase in handset sale prices, as well as the increase in the quantity of medium and high-level handsets sold in comparison with the previous year. Revenues from handset sales are reported before commissions and promotional discounts, and include value-added taxes. In general, the purpose of handset sales is to encourage growth in customers and traffic, as opposed to generating profits on the sales, and we therefore subsidize portions of the costs of handsets. Although profit margins vary from one handset model to another and from time to time, on average profit margins are negative after taxes and discounts. The subsidy resulted in a gross loss (calculated as the difference from operating revenues from sales minus the cost of goods sold) of approximately R$87.7 million, R$94.9 million and R$121.3 million on handsets sales in 2003, 2002 and 2001, respectively.

     Other. Revenues from other services increased 128.5% to R$ 35.6 million in 2003, from R$ 15.6 million in 2002, which in turn represented a 19.2% increase from R$ 13.1 million in 2001. The increase in revenues from other services in 2003 and 2002 resulted mainly from greater utilization of such supplementary services as caller identification, data transmission, SMS and other services aimed principally at corporate customers was due primarily to increases in the use of the SMS services and voicemail.

     Value-added and other indirect taxes. Value-added and other indirect taxes were 20.2% of our gross operating revenues in 2003, 17.6% in 2002 and 17.5% in 2001. Value-added taxes and other indirect taxes increased

22.5 % to R$511.4 million in 2003, from R$417.6 million in 2002, which in turn represented a 9.7% increase from R$380.9 million in 2001. The effective rate of taxes on gross operating revenues varies depending upon the composition of our revenues. As the interconnection charges are not subject to ICMS, the increase in our interconnection charges as a result of the increase in the use of prepaid plans tends to reduce our effective tax rate. The increases in 2003 and in 2002 reflected the change in the composition of our gross operating revenues, not all of which have been subject to value-added and other indirect taxes over the entire period. See “Item 4B. Business Overview — Taxes on Telecommunications Services and Handset Sales”.

     Discounts granted and return of goods. Discounts granted and return of goods increased 20.7% to R$ 122.6 million in 2003, from R$ 101.6 million in 2002, which in turn represented an 11.3% increase from R$ 91.3 million in 2001. Discounts granted vary depending on how competitive the company intends to be.

     Cost of Services and Goods

     The following table sets forth certain components of our cost of services and goods sold, as well as the percentage change of each year from the prior year, for the years ended December 31, 2003, 2002 and 2001.

	Year ended December 31,			Percentage change
	2003	2002	2001	2002-2003	2001-2002
	(in thousands of reais)
Cost of services and goods sold:
Depreciation and amortization	(325,786)	(288,519)	(235,462)	12.9	22.5
Inventory (cellular handsets and accessories)	(367,833)	(325,542)	(289,154)	13.0	12.6
Network usage charges	(128,657)	(130,846)	(125,685)	(1.7)	4.1
Charges for leased lines	(74,764)	(84,332)	(76,051)	(11.3)	10.9
Materials and third-party services	(34,224)	(34,548)	(34,301)	(0.9)	0.7
Fistel tax and other	(59,616)	(60,624)	(63,373)	(1.7)	(4.3)
Rental and insurance	(44,013)	(40,493)	(39,909)	8.7	1.5
Personnel	(15,573)	(14,631)	(13,283)	6.4	10.1
Other supplies	(2,021)	(2,206)	(66)	(8.4)	3,242.4
Total	(1,052,487)	(981,741)	(877,284)	7.2	15.3

     Cost of services and goods sold increased 7.2% to R$1,052.5 million in 2003, from R$981.7 million in 2002, which in turn represented an 11.9% increase from R$877.3 million in 2001. The increase in 2003 was principally due to a 13.0% increase in the cost of goods sold, principally due to an increase in the sales of handsets and accessories, mainly of more sophisticated ones; a 12.9% increase in depreciation and amortization, resulting from the growth of our network; and a 6.4% increase in TSD’s cost of personnel, due to the contract signed in December 2003, retroactive to November 1st, for a linear increase of 7.5% in salaries in line with inflation. Furthermore, the cost of personnel item was impacted by end-year bonus payments. The increase in 2002 was principally due to an increase in the cost of goods sold, principally due to an increase in the cost of handsets due to the devaluation of the real and an increase in the sales of more sophisticated handsets; an increase in depreciation expenses due to the expansion of our network and supporting systems during the period; and an increase in network usage charges, as a result of the increase in the interconnection charges paid to other cellular service and fixed-line providers. The gross profit margin (gross profit as a percentage of net revenues) was 44.4% in 2003, compared to 46.9% in 2002, and 44.7% in 2001.

     Depreciation and amortization. Depreciation and amortization expenses increased 12.9% to R$325.8 million in 2003, from R$288.5 million in 2002, which in turn represented a 22.5% increase from R$235.5 million in 2001. The increases in 2003 and 2002 were due primarily to the expansion of our network, resulting in an increase in depreciable assets.

     Inventory (cellular handsets and accessories). The cost of handsets sold increased 13.0% to R$367.8 million in 2003, from R$325.5 million in 2002, which in turn represented a 12.6% increase from R$289.2 million in 2001. The increase in 2003, compared to 2002, was principally due to an increase in the sales of handsets and accessories, mainly of more sophisticated ones. The increase in 2002 was principally due to an increase in the cost of handsets due to the devaluation of the real and an increase in the sales of more sophisticated handsets.

     Network usage charges. Expenses from network usage charges include fees we paid to other telecommunications service providers for the use of their network to complete local, long distance and international calls originating in our network. Usage charges decreased 1.7% to R$128.7 million in 2003, from R$130.9 million in 2002, which in turn represented a 4.1% increase from R$125.7 million in 2001. The decrease in 2003 was mainly due to a decrease in the usage of other networks by our subscribers despite an overall increase in traffic on Telesudeste Celular’s networkThe increase in 2002, compared to 2001, resulted principally from an increase in the interconnection rates and an increase in the number of minutes of outgoing calls from our network, as a result of an increase in the number of calls originated by users of our plans.

     Charges for leased lines. Charges for leased lines decreased 11.3% to R$74.8 million in 2003, from R$84.3 million in 2002, which in turn represented a 10.9% increase from R$76.0 million in 2001. The decrease in 2003, compared to 2002, resulted principally from a decrease in the number of minutes of outgoing calls from our network. The increase in 2002, compared to 2001, resulted principally from the increase in the number of circuits between our base stations and switching centers and from the increase in rates we were charged for the use of such circuits.

     Materials and services. Materials and services include costs of materials purchased from, and services rendered by, third-parties and other telecommunications service providers, such as network maintenance services. Cost of materials and services decreased by 0.9% to R$34.2 million in 2003, from R$34.5 million in 2002, which in turn represented a 0.7% increase from R$34.3 million in 2001. The decrease in 2003, compared to 2002, was due primarily to a decrease in the costs of third-party materials and services, partially offset by higher costs we incurred in connection with the expansion of our network. The increase in 2002, compared to 2001, was due primarily to the increase in the average costs of third-party materials and services due to the significant increase of our network in 2001.

     Fistel tax and other. Fistel and other taxes were R$59.6 million in 2003, a 1.7% decrease from R$60.6 million in 2002, which in turn represented a 4.3% decrease from R$63.4 million in 2001. The decreases in 2003 and 2002 were principally due to the change in the assessment of this tax.

     Rental and insurance. Rental and insurance includes equipment rental, insurance and other costs of providing our services and selling handsets. Rentals and insurances increased 8.7% to R$44.0 million in 2003, from R$40.5 million in 2002, which in turn represented a 1.5% increase from R$39.9 million in 2001. The increase over the three-year period was due primarily to the expansion of our network, which led to an increase in the number of sites we rented in connection with an increase in the number of our radio base stations.

     Personnel. Personnel expenses increased 6.4% to R$15.6 million in 2003, from R$14.6 million in 2002, which in turn reflected a 10.1% increase from R$13.3 million in 2001. The increase in 2003, compared to 2002, principally derived from the contract signed in December 2003, retroactive to November 1st, for a linear increase of 7.5% in salaries in line with inflation. Furthermore, the cost of personnel item was impacted by end-year bonus payments. The increase in 2002, compared to 2001, principally derived from the increase in the number of employees we hired to service our expanding network and customer base.

     Operating Expenses

     The following table sets forth certain components of our operating expenses, as well as the percentage change of each component from the prior year, for each of the years in the three-year period ended December 31, 2003.

	Year ended December 31,			Percentage change
	2003	2002	2001	2002-2003	2001-2002
	(in thousands of reais)
Operating expenses:
Selling expenses	(387,466)	(392,482)	(293,418)	(1.3)	33.8
General and administrative expenses.	(224,408)	(229,947)	(233,479)	(2.4)	(1.5)
Other net operating income (expense)	13,309	(16,954)	5,413	(178.5)	(413.2)
Total	(598,565)	(639,383)	(521,484)	(6.4)	22.6

     Operating expenses decreased 6.4% to R$598.6 million in 2003, from R$639.4 million in 2002, which in turn represented a 22.6% increase from R$521.5 million in 2001. The decrease in 2003 resulted mainly from a R$30.3 million increase in other net operating income, as well as a R$5.6 million decrease in general and administrative expenses and a R$5.0 million decrease in selling expenses. The increase in 2002 resulted mainly from a R$99.0 million increase in selling expenses.

     Selling expenses. Selling expenses decreased 1.3% to R$387.5 million in 2003, from R$392.5 million in 2002, which in turn represented a 33.8% increase from R$293.4 million in 2001. The decrease in 2003, compared to 2002, was due principally to a R$56.6 million decrease in the provisions for the allowance for doubtful accounts. The increase in 2002, compared to 2001, was due principally to an increase in our expenses for personnel, depreciation and third-party services.

     Provisions for the allowance for doubtful accounts and network usage charges, included in our selling expenses, decreased 58.4% to R$40.2 million in 2003, from R$96.8 million in 2002, which in turn represented a 34.7% increase from R$71.8 million in 2001. The decrease in 2003, compared with 2002, was primarily due to the adoption of more effective methods of evaluating customer credit and the growth of TSD’s prepaid customer base. The increase in 2002, compared to 2001, was due primarily to the increase in the total amount of our past due accounts due to an increase in interconnection charges of other operators. Tariff increases of the network usage charges of the other operators (TU-M) and a larger customer base increased the number of outgoing calls.

     General and administrative expenses. General and administrative expenses decreased 2.4% to R$224.4 million in 2003, from R$229.9 million in 2002, which in turn represented a 1.5% decrease from R$233.5 million in 2001. The decrease in 2003, compared to 2002, resulted mainly from a R$18.8 million decrease in outsourced services and a R$5.1 million decrease in taxes paid in 2003. The decrease in 2002, compared to 2001, resulted mainly from a decrease in personnel expenses by 33.8% to R$39.0 million in 2002, from R$58.5 million in 2001, and a decrease in rent, insurance and building services fees.

     Other net operating income (expense). Other net operating income (expense) decreased 178.5% to R$13.3 million of income in 2003, from a net operating expense of R$17.0 million in 2002, which in turn represented a 413.2% decrease from a net operating income of R$5.4 million in 2001. The increase in 2003, compared to 2002, resulted mainly from a R$21.1 million increase in recovered expenses. The decrease in 2002, compared to 2001, resulted mainly from the increase in provisions for contingencies. See “Item 8A. Consolidated Statements and Other Financial Information—Legal Matters.”

     Net Financial Expense

     The following table sets forth certain components of our net financial expenses, as well as the percentage change of each component from the prior year, for each of the years in the three-year period ended December 31, 2003.

	Year ended December 31,			% Change
	2003	2002	2001	2002-2003	2001-2002
		(R$ million)
Financial income	82.114	42.674	20.809	92.4	105.1
Exchange gains and losses	61.528	(238.090)	(113.266)	(125.8)	110.2
Gains (losses) on foreign currency derivative contracts	(112.341)	221.010	76.807	(150.8)	187.7
Other, net	(34.317)	(17.403)	(10.916)	98.3	59.4
Financial expenses	(12.001)	(23.303)	(56.656)	(48.5)	(58.9)

	(15.017)	(15.112)	(83.222)	0.7	(81.8)

     Net financial expense reflects, among others, the net effect of interest income and expense, and net effect of exchange rate fluctuation affecting our loans, financings and derivative operations. See Note 8 to our consolidated financial statements.

     Our net financial expense did not show any relevant change in 2003 when compared to 2002, remaining practically flat at R$15.2 million in 2003 from R$15.1 million in 2002. The increases in our financial income and exchange gains and the decrease in our financial expenses were partially offset by the increase in our losses on foreign currency derivative contracts and by the increase in other net financial expenses. In 2002, net financial expense decreased 81.8% to R$15.1 million, from R$83.2 million in 2001. The decrease in 2002, compared to 2001, resulted principally from a decrease in our financial expense and an increase in our financial income and in our gains on foregin currency derivative contracts, which was partially offset by an increase in our exchange losses. In 2003, we had a R$112.3 million decrease in loss from derivative transactions.

     Income and Social Contribution Taxes

     We incurred income and social contribution taxes in the amount of R$61.6 million in 2003, an 11.7% decrease from R$69.8 million in 2002, which in turn represented a 21.6% increase from an income tax liability in the amount of R$57.4 million in 2001. The effective income tax rate before minority interests was approximately 28.3% in 2003, 33.2% in 2002, and 26.1% in 2001. The income and social contribution taxes vary proportionately to our net income (loss). In addition, the changes in our effective tax rate in 2002 and 2003 are principally a result of the distribution of interest on shareholders’ equity, which was recorded in equity and reduced our tax expense. See Note 10 to our consolidated financial statements.

B. Liquidity and Capital Resources

Sources of Funds

     We generated cash flow from operations of R$743.5 million, R$756.9 million and R$597.6 million in 2003, 2002 and 2001, respectively.

     We had R$ 53.2 million of long-term loans and financing as of December 31, 2003. Our R$ 165.8 million in short-term loans and financing as of December 31, 2003 consisted primarily of funding from financial institutions applied to long lived assets. At December 31, 2003, we had a working capital increase (current liabilities minus current assets) of R$300.9 million, attributable primarily to: (i) an increase of R$47.7 million in trade accounts payable, resulting from the higher level of capital expenditures; and (ii) R$ 165.8 million in short-term debt. Excluding financial items, working capital at December 31, 2003 was R$96.6 million, representing a decrease of R$93.4 million compared to December 31, 2002, attributable primarily to (i) an increase of R$ 72.8 million in accounts receivable from customers mainly due to a 26.7% increase in service revenues; (ii) a decrease of R$7.9 million in handset inventories; and (iii) an increase of R$47.7 million in accounts payable due to the higher level of capital expenditures.

     Our principal assets are the shares of Telerj Celular and Telest Celular, and we rely on dividends from our subsidiaries to meet our cash needs, including the payment of dividends to our shareholders. We control the payment of dividends by our subsidiaries, subject to limitations under Brazilian law. There are no contractual restrictions on the payment of dividends by our subsidiaries to us.

     We believe that our available borrowing capacity, together with funds generated by operations, should provide sufficient liquidity and capital resources to pursue our business strategy for the foreseeable future, with respect to working capital, capital expenditures and other operating needs.

Uses of Funds

     Our principal uses of funds are for capital expenditures, servicing our debt, and payments of dividends to shareholders. Acquisition of property, plants and equipment used funds in the amount of R$254.9 million, R$370.9 million, and R$408.7 million, in 2003, 2002, and 2001, respectively. Dividends and interest on shareholders’ equity payments consumed cash flows of R$16.3 million, R$116.3 million, and R$47.1 million, in 2003, 2002, and 2001, respectively. Payment of debt consumed cash flows of R$200.1 million, R$246.5 million, and R$398.4 million, in 2003, 2002 and 2001, respectively.

     Capital Expenditures

     Capital Expenditures. The following table shows our capital expenditures for each year in the three-year period ended December 31, 2003.

	Year Ended December 31,
	2003	2002	2001
	(in thousands of constant reais as of December 31, 2002)
Automatic switching equipment	59,289	87,735	121,317
Other equipment	160,986	130,081	211,677
Real estate	3,433	21,821	15,553
Other Assets	31,235	131,246	60,109
Total	254,943	370,883	408,656

     We made capital expenditures of R$254.9 million, R$370.9 million and R$408.7 million in 2003, 2002, and 2001, respectively. These expenditures related primarily to the expansion of the capacity of the services we currently offer, investments in property, plant and equipment, the provision of new services and the development of our information systems. See “Item 4A. Our History and Development—Capital Expenditures.”

     We have budgeted approximately R$267.8 million for 2004 capital expenditures, mainly for investments in network expansion and introduction of new products and services that will make customers’ lives easier and maximize the use of cellular telephony, besides improving the quality of our services. Our management expects to finance 2004 capital expenditures principally with cash generated from operations.

     Payments of Dividends to Shareholders

     See “Item 8—Financial Information—Consolidated Statements and Other Financial Information—Payment of Dividends”.

     Debt

     As of December 31, 2003, TSD’s total debt position was as follows:

Amount Outstanding as of
Debt	December 31, 2003
(R$ millions)
Loans	219.0
Related parties	—
Total long-term debt, excluding the short-term portion	53.2
Short-term debt	165.8

Total debt	219.0

     As of December 31, 2003, TSD’s total debt was R$219.0 million, all of which was denominated in U.S. dollars. Devaluation of the real results in exchange losses on foreign currency indebtedness. In order to protect against the risk of devaluation of the real, we have entered into over-the-counter derivatives transactions with international and domestic financial institutions. In 2003, our derivatives positions produced a loss of R$112.3 million, which largely offset the R$61.5 million of exchange gains from our foreign currency-denominated debt. In 2002, our derivatives positions produced a gain of R$221.0 million, which was offset by R$238.1 million of exchange loss on our foreign currency-denominated debt. On December 31, 2003, approximately 16.5% of our indebtedness bore interest at floating rates, primarily LIBOR, and 83.5% bore interest at fixed rates. Therefore, we have little exposure to interest rate risk.

C. Research and Development

     We did not make any contributions or incur any expenses relating to research and development during 2003 and 2002. Our aggregate expenditures on research and development, including our contribution to the Centro de Pesquisa e Desenvolvimento da Telebrás, or the Center, a nonprofit foundation for the development of telecommunications technology, was R$0.8 million for 2001.

D. Trend Information

     A significant growth in cellular telephony is expected to exceed Brazil’s economic growth once again in 2004. In 2004, the maintenance of fierce competition is expected, as a result of the entry of new competitors, accelerating consolidation of national coverage and continuing efforts towards improving network technology.

E. Off-balance sheet arrangements

     We do not have any off-balance sheet financing. We have no majority-owned subsidiaries that are not included in our consolidated financial statements, nor do we have any interests in, or relationships with, any special purpose entities that are not reflected in our consolidated financial statements.

F. Tabular disclosure of contractual obligations

     The following table represents our contractual obligations and commercial commitments as of December 31, 2003:

	Payments due by period in thousands of reais
		Less than	1-3	4-5	After 5
	Total	1 year	years	years	years
Contractual obligations:
Long-term debt	218,955	165,802	53,153	—	—
Operating leases	152,844	35,504	80,700	18,293	18,347
Unconditional purchase obligations	31,867	31,867	—	—	—
Total contractual cash obligations	403,666	233,173	133,853	18,293	18,347

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Board of Directors

     Our administration consists of a board of directors and a board of executive officers. Our shareholders elect the members of the board of directors. The board of directors must have between eight and 12 members, each serving a three-year term. The board currently consists of 11 members. The terms of the current members of the board of directors will expire in March 2006. The board of directors holds regular quarterly meetings, and the chairman or two board members may call special meetings.

     The following are the current members of our board of directors and their respective positions.

Name	Position	Date Elected
Felix Pablo Ivorra Cano	Chairman	March 25, 2003
Shakhaf Wine	Director	March 16, 2004
Fernando Xavier Ferreira	Director	March 25, 2003
Luis Miguel Gilpérez López	Director	March 16, 2004
Ernesto Lopez Mozo	Director	March 25, 2003
Ignacio Aller Malo	Director	March 25, 2003
Zeinal Abedin Mahomed Bava.	Director	March 25, 2003
Carlos Manuel de Lucena e Vasconcellos Cruz	Director	March 25, 2003
Eduardo Perestrelo Correia de Matos	Director	March 25, 2003
Pedro Manuel Brandão Rodrigues	Director	March 25, 2003
Kazuo Moriya (1)	Director	July 11, 2003

(1) Mr. Kazuo Moriya resigned on June 22nd, 2004. This position is currently vacant.

     Our directors will serve until the general shareholders’ meeting to be held in 2006. Set forth below are brief biographical descriptions of the directors.

     Félix Pablo Ivorra Cano, 58 years old, is the president of the board of directors and has been a member of the board of directors since February 1999. Mr. Ivorra currently is the president of the board of directors of Telefónica Móviles and serves on the board of directors of Telecomunicações de São Paulo S.A, Brasilcel N.V., Celular CRT Participaçoes, S.A., Tele Leste Celular Participaçoes, S.A., Tele Sudeste Celular Participaçoes, S.A., Telesp Celular Participaçoes, S.A., Tele Centro Oeste Celular Participaçoes, S.A., Telefónica Móviles SAC Perú, Telefónica Móviles Perú Holding, S.A.A and MobiPay International, S.A. He joined the Telefónica Group in July 1972 and served in the areas of Technical Specifications, Network Planning, Commercial Planning and as General Director of Advanced Communications. In 1993, he was appointed General Director of the team that founded

Telefónica Servicios Móviles, where he held several positions including General Commercial Director and General Director of Business Development. During 1997 and part of 1998, he was chairman of the board of Telefónica Móviles group companies Mensatel, S.A. and Radiored, S.A. He has a degree in telecommunication engineering from Escola Técnica Superior de Engenharia — ETSI in Madrid, and a post-graduate degree in Business Administration from the Instituto Católico de Administração de Empresas – ICADE also in Madrid.

     Shakhaf Wine, 36 years old, is currently an executive officer of Portugal Telecom S.G.P.S. and also a member of the board of directors of Brasilcel N.V., Telesp Celular Participações S.A., Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participaçoes, S.A., Celular CRT Participações S.A, Teleacre Celular S.A., Telegoiás Celular S.A., Norte Brasil Telecom S.A., Telemat Celular S.A., Telems Celular S.A., TCO-IP S.A., Teleron Celular S.A., Universo Online S.A. e Banco1.Net S.A. Mr Wine was an executive officer of investment bank and was in charge of the European corporate clients group of Global Telecommunications of Merrill Lynch International from 1998 until 2003, Senior Associate Officer of the Latin American and Telecommunications groups of Deutsche Morgan Grenfell from 1993 until 1998. He holds a degree in economy from the Pontifícia Universidade Católica do Rio de Janeiro.

     Fernando Xavier Ferreira, 55 years old, is currently the Chief Executive Officer of the Telefónica Group in Brazil and member among others of the Board of Directors of Telefónica Móviles, Brasilcel, N.V. Tele Centro Oeste Celular Participações, S.A., Celular CRT Participações, S.A., Tele Sudeste Celular Participaçoes, S.A., Tele Leste Celular Participaçoes, S.A. and Telesp Celular Participações, S.A. During 1998, Mr. Ferreira served as a member of ANATEL. From 1995 to 1998, he was General Director of Telebrás and president of the board of directors of Embratel and Telesp S.A. Mr. Ferreira was President of Telecomunicações do Paraná S.A. Telepar from 1997 to 1999 and Vice President of that company from 1979 to 1987. He is currently a member of the Latin-America Committee of the New York Stock Exchange and the Global Infrastructure Commission. He holds a degree in electrical engineering from the Catholic University of Rio de Janeiro, Brazil.

     Luis Miguel Gilpérez López, 46 years old, is the Executive Director of the International Area of Telefónia Móviles. Mr. Gilpérez also serves on the board of directors of Medi Telecom, S.A., Telefónica Móviles México, S.A. de C.V., Tele Sudeste Celular Participaçoes, S.A., Tele Leste Celular Participaçoes, S.A., Tele Centro Oeste Celular Participaçoes, S.A., Celular CRT Participaçoes, S.A., Telesp Celular Participaçoes, S.A. He is also de Executive Chairman of MobiPay International, S.A. He began his career at an insurance company, where he worked for six years, in various departments. He joined the Telefónica group in 1981, where he has worked since then. He has particularly been involved with activities related to mobile telephony. He was in charge of the service’s commercial activities from 1987 to 1993, when Telefónica Móviles España was created. At Telefónica Móviles España he has held management positions in virtually all its business areas. He has a post-graduate degree in Business Administration and holds a degree in Industrial Engineering.

     Ernesto Lopez Mozo, 40 years old, serves as Chief Financial Officer General Manager for Finance and Management Control of Telefónica Móviles S.A. Mr. Lopez is a member of the board of directors of Telefónica Móviles de España, S.A., Mobipay International, S.A., Telefónia Móviles México, S.A. de C.V., Brasilcel N.V, Telesp Celular Participações, S.A., Tele Centro Oeste Celular Participações, S.A., Tele Sudeste Celular Participaçoes, S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações, S.A. He was previously a senior manager in the financing department of Telefónica, S.A., where he was also responsible for relationships with credit rating agencies. Before joining Telefónica in March 1999, Mr. Lopez worked for five years at J.P. Morgan. He holds a degree in civil engineering from ETSICCP in Madrid and a master’s degree in business administration from the Wharton School.

     Ignacio Aller Malo, 59 years old, is a member of the board of directors of Telefónia Móviles México, S.A. de C.V., Brasilcel N.V, Telesp Celular Participações, S.A., Tele Centro Oeste Celular Participações, S.A., Tele Sudeste Celular Participaçoes, S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações, S.A. Mr. Aller has served as Chief Operating Officer of Telefónica Móviles S.A. by 2003 and has held several positions at Telefónica de España since 1967.

     Zeinal Abedin Mahomed Bava, 38 years old, is currently the Chief Financial Officer of Portugal Telecom, SGPS, S.A. since 2000; Chief Executive Officer of TV Cabo Portugal, S.A. since March 2004, Executive Vice-

Chairman of the Board of Directors of PT Comunicações, S.A. since January 2004; Member of the Board of Directors of PT Corporate – Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Chief Executive Officer of PT Multimedia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. since May 2003; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of Fundação Portugal Telecom since March 2003; Chairman of the Board of Directors of Previsão—Sociedade Gestora de Fundos de Pensões, S.A. since March 2003; Chairman of the Board of Directors of PT Serviços de Gestão, S.A. since February 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Vice-Chairman of the Board of Directors of PT Multimedia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. since November 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of the Board of Directors of BEST—Banco Electrónico de Serviço Total, S.A. since May 2001; Member of the Board of Directors of Telesp Celular Participações S.A. since April 10, 2001; Member of the Board of Directors of Tele Centro Oeste Participações, S.A. since 2003; Member of the Board of Directors of CRT Celular Participações, S.A. since 2003; Member of the Board of Directors of Tele Sudeste Celular Participações, S.A. since 2003; Member of the Board of Directors of Tele Leste Celular Participações, S.A. since 2003; Vice-Chairman of the Board of Directors of PT Ventures, SGPS, S.A. (formerly Portugal Telecom Internacional, SGPS, S.A.) from 2000 until 2002; Director and Relationship Manager for Portugal of Merrill Lynch International from 1998 until 1999; Executive Director of Deutsche Morgan Grenfell from 1996 until 1998; Executive Director of Warburg Dillon Read from 1989 until 1996. He holds a degree in electronic and electrical engineering from the University of London B.S.C.

     Carlos Manuel de Lucena e Vasconcellos Cruz, 46 years old, is currently the Chief Executive Officer of Portugal Telecom Investimentos Internacionais—Consultoria Internacional S.A. and PT Ventures, SGPS, S.A. since April 2004; Member of the Board of Directors of PT Corporate – Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Chief Executive Officer of PT Comunicações, S.A. from May 2002 until January 2004; Chief Executive Officer of PT Prime, SGPS, S.A. from 2002 until January 2004; Chairman of the Board of Directors of PT Prime, SGPS, S.A. from 2002 until January 2004; Chairman of the Board of Directors of PT Contact—Telemarketing e Serviços de Informação, S.A. from 2002 until January 2004; Chief Executive Officer of PTM.com, SGPS, S.A. from May 2003 until January 2004; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of Fundação Portugal Telecom since March 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A. from June 2002 until May 2003; Member of Board of Directors of Telesp Celular Participações S.A. since April 2001; Vice-Chairman of Telesp Celular Participações S.A. since 2001; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A. since 2003; Member of the Board of Directors of CRT Celular Participações, S.A. since 2003; Member of the Board of Directors of Tele Sudeste Celular Participações, S.A. since 2003; Member of the Board of Directors of Tele Leste Celular Participações S.A. since 2003; Chairman and Chief Executive Officer of Telesp Celular S.A. from May 2001 until May 2002; President and Chief Executive Officer of Tradecom, SGPS, S.A. from 2000 until 2001; Executive Board Member of PT Prime, SGPS, S.A. from 2000 until 2001; Invited Professor of Universidade Católica Portuguesa and ISCTE for Post-Graduate Courses and MBA Program from 2000 until 2001; Member of World Board of Dun & Bradstreet Corporation, Executive Vice-President of Dun & Bradstreet Corporation, President and Chief Executive Officer of D&B GMC, Executive Vice President of D&B Europe, President and Chief Executive Officer of D&B Iberia, Vice president of Trans Union España Credit Burear S/A from 1997 until 1999; Senior Vice-President of Dun & Bradstreet Corporation, Senior Vice-President of Dun & Bradstreet Europe, President and Chief Executive Officer of D&B Iberia & Middle West, Vice-President of A.P.E.I.N. (Associação Portuguesa de Empresas de Informação de Negócio) in 1996; President & Chief Executive Officer of Dun & Bradstreet Ibéria in 1995; President and Chief Executive Officer of Dun & Bradstreet Portugal, Vice-President of Associação Portuguesa para a Qualidade from 1990 until 1993; President of “European Customer Service group” of Dun & Bradstreet in 1992; General Director of Dun & Bradstreet France in 1989; General Director of Sales of Dun & Bradstreet France in 1988; Commercial Director of Dun & Bradstreet Portugal in 1987; National Director of Sales of Dun & Bradstreet Portugal in 1986; Director of Sales Department of Dun & Bradstreet Portugal in 1985; Senior Economist of LEASEINVEST from 1983 until 1985; Economist of Finance Ministry of Portugal from 1978 until 1983. Mr. Cruz holds a degree in business from the I.S.C.T.E. (Instituto Superior de Ciências do Trabalho e da Empresa or Higher Education Institute for Labor and Corporate Sciences), Portugal, and a post-graduate degree in management from D.S.E. (the German Foundation for International Development), Germany.

     Eduardo Perestrelo Correia de Matos, 55 years old, is currently the president of Portugal Telecom Brasil S.A. and a member of the board of directors of each of PT Móveis, Serviços de Telecomunicações, S.G.P.S., S.A., Tele Leste Celular Participações S.A., Tele Sudeste Celular Participaçoes, S.A., Tele Centro Oeste Celular Participações S.A., Telesp Celular Participações S.A. and Celular CRT Participações S.A. From 1976 to 1987, Mr. Matos held various operational positions in the planning and control areas of CTT — Corrêios e Telecomunicações de Portugal S.A. and TLP-Telefones de Lisboa e Porto S.A. From 1987 to 1990 he was the secretary of state for external transportation and communications in Portugal. In addition, he served as president at Marconi S.G.P.S. Comunicações, S.A. from 1990 to 1991 and at Mobitel S.A. from 1991 to 1996. Mr. Matos was also a member of the board of Portugal Telecom, S.G.P.S., S.A. from 1996 until May 2002. He holds a degree in economics from the Technical University of Lisbon, Portugal.

     Pedro Manuel Brandão Rodrigues, 53 years old, is currently also a member of the board of directors and of the Executive Committe of PT Móveis, S.G.P.S., S.A. and of Telecomunicações Móveis Nacionais – TMN. He was ellected for the Assembly of the Republic in March 2002, and he is a member of the National Council of Education of Portugal since July 2000. Mr. Brandão was a member of the board of directors of several Portuguese corporations and, from 1993 to 2000, a member of the Executive Committee of Banco Mello and Banco Mello de Investimentos. He holds a doctoral degree in engineering from the University of Birmingham, England, a master degree in production process and management, and an engineering degree from the Instituto Superior Técnico.

     Kazuo Moriya, 60 years old, is currently also a managing partner and the president of NTT DoCoMo Telecomunicações Ltda. He has worked at Nippon Telegraph and Telephone Corporation (NTT), holding positions in the area of telecommunications both at its headquarters and in its several offices. From 1990 to 1995, he served as shareholding member and president of NTT do Brasil Comércio e Representações Ltda. From 1995 to 1998, he served as vice president of international relations and in 1998 he was the assistant senior vice president of international investments for NTT Mobile Communications Network, Inc. (NTT DoCoMo). He holds an engineering degree from Hosei University, Japan.

     In accordance with the shareholders’ agreement between Portugal Telecom SGPS, S.A., PT Movéis SGPS, S.A. and Telefónica Móviles S.A., PT Movéis is responsible for the appointment of our Chief Executive Officer and Telefónica Móviles is responsible to appoint the Chief Financial Officer. PT Movéis and Telefónica Móviles appointed 10 (five each) of the 11 members of our Board of Directors.

Board of Executive Officers

     The board of executive officers consists of eight members, each elected by the board of directors for a term of three years. The chief executive officer is the chairman and, in his absence or temporary inability to perform his duties, he will be replaced by the vice president for finance, planning and control. In the case of a vacancy in any position in the board of executive officers, the respective replacement shall be appointed by the board of directors; in case of any inability, the chief executive officer shall choose a replacement for that officer among the remaining officers. One officer may be elected for more than one position on the board of executive officers, but the members of the board of executive officers cannot be elected to the board of directors. The board of directors may remove executive officers from office at any time.

     The following are the current executive officers and their respective positions.

Name	Position	Date appointed
Francisco José Azevedo Padinha	Chief Executive Officer	October 17, 2003

Fernando Abella Garcia (1)	Executive Vice President for Finance, Planning and Control and Investors Relations Officer	April 16, 2003

Paulo Cesar Pereira Teixeira	Executive Vice President for Operations	April 16, 2003

Luis Filipe Saraiva Castel-Branco de Avelar	Executive Vice President for Marketing and Innovation Executive Vice President for IT and Product and Service Engineering	June 12, 2003

Name	Position	Date appointed
Javier Rodríguez García	Executive Vice President for Technology and Networks	June 12, 2003

Guilherme Silvério Portela Santos	Executive Vice President for Customers	October 10, 2003

José Carlos de la Rosa Guardiola	Executive Vice President for Regulatory Matters and Institutional Relations	August 25, 2003

(1)	Mr. Arcádio Luis Martinez Garcia was formally appointed for this position, but will be elected and take office as soon as he receives his permanent visa from the Brazilian authorities. For the time being, this position is being temporarily filled by Mr. Fernando Abella Garcia.

     Set forth below is a brief biographical description of our executive officers.

     Francisco José Azevedo Padinha, 57 years old, is currently the chief executive officer of each of Brasilcel N.V., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S/A, Telesp Celular Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A.; the chairman of the board of directors of each of PT Prime Tradecom Soluções Empresariais de Comércio Electrónico, S.A., Megamedia Soluções Multimédia, S.A., PT Prime, SGPS, S.A., the vice chairman of the board of directors of PT Ventures S.A.; a member of the board of directors of PT Comunicações S.A.; and a member of the scientific committee of Taguspark Sociedade de Promoção e Desenvolvimento do Parque da Ciência e Tecnologia da Área de Lisboa, S.A. He was also the chairman of the board of directors of Prymesys – Soluções Empresariais S.A. From 1989 until 1992, Mr. Padinha was the manager of the central department for research and development of Companhia Portuguesa Rádio Marconi, S.A., and from1992 until 1994 he was the chairman of the board of directors of Telecom Portugal, S.A. From 2000 to 2001, Mr. Padinha was the chief executive officer of PT Prime SGPS, S.A., and from 1994 until 2002, he was a member of the board of directors of Portugal Telecom. He holds a telecommunications and electronic engineering degree from the Technical University of Lisbon, Portugal, a degree in corporate upper management from AESE/University of Navarra, Spain, and a master’s degree in innovation and technology management from the Sloan School of Management/MIT, United States.

     Fernando Abella Garcia, 41 years old, is currently the executive vice president for finance, planning and control of each of Brasilcel N.V., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S/A, Celular CRT Participações S.A., Telesp Celular Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A. He is also Investor Relations Officer of Tele Sudeste Celular Participações S.A., Telesp Celular Participações S.A., Celular CRT Participações S.A. and Tele Leste Celular Participações S.A. and Executive Vice President for IT and Product and Service Engineering of Tele Centro Oeste Celular Participações S/A; and a member of the board of directors of Telefónica Factoring do Brasil Ltda. From 1994 until 1997, Mr. Garcia worked as an external consultant for the Telefónica Group in several different areas. Since joining the Telefónica Group in 1997, he has served in different positions in the financial and strategic planning areas in Spain and Brazil. He was also a member of the board of directors of Telefónica Móviles S.A.C. in Peru, Telefónica Móvil S.A. in Chile, Telefónica Móviles El Salvador, S.A. de C.V. in El Salvador and Telefónica Centroamérica Guatemala, S.A. in Guatemala. Mr. Garcia holds a degree in business from the Faculty of Economic and Corporate Sciences at Valladolid, Spain, and master’s degree in business administration from the Corporate Institute of Madrid, Spain.

     Paulo Cesar Pereira Teixeira, 46 years old, is currently the executive vice president for operations of Tele Sudeste Celular Participações S.A., Tele Leste Celular participações S/A, Telesp Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A. From 1980 until 1987, Mr. Teixeira performed several different managerial duties in Companhia Riograndense de Telecomunicações S.A.-CRT and was also a member of the board of directors (1985-1986). In 1987 and 1988, he served at several different positions in Telebrás or in the companies of the Telebrás Group. Mr. Teixeira holds an electrical engineering degree from the Catholic University of Pelotas, Brazil.

     Luis Filipe Saraiva Castel-Branco de Avelar, 50 years old, is currently the executive vice president for IT and product and service engineering of each of Tele Sudeste Celular Participações S.A., Tele Leste Celular

Participações, Celular CRT Participações S.A., Telesp Celular Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A. In 1989, 1991 and 1993, Mr. Avelar was respectively the corporate accounts director of Telefones de Lisboa e Porto, an expert in telecommunications services for the European Commission (DG XIII, Telecom Policy Unit) and a strategic planning director at Comunicações Nacionais. From 1993 to 1998 he was a consultant in privatization and regulation projects for the World Bank, the European Bank for Reconstruction and Development and the European Commission. From 1996 to 1998 he was a portfolio director of Portugal Telecom Group in the strategic marketing board of Portugal Telecom. From 1998 to 2000, Mr. Avelar was a special consultant to the president of Telesp Celular Participações S.A. for the areas of marketing, sales, strategy, regulation and special projects, and, from 2000 to 2001, he was a director at the internet and e-commerce business unit at the same company. He holds an electrical-technical engineering degree (specialized in telecommunications and electronics) from the Lisbon Higher Education Technical Institute.

     Javier Rodríguez García, 47 years old, is currently executive vice president for technology and networks of each Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S/A, Celular CRT Participações S.A., Telesp Celular Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A. From 1986 until 1988, Mr. García worked at INDELEC – Indústria Electrónica de Comunicaciones S.A., as the manager responsible for the implementation of an automatic mobile telecommunications project for Telefónica de España S.A. From 1988 until 1990, he worked at Rede Electrica de España S.A., as the person responsible for the project, installation and maintenance of radio mobile systems in Spain. From 1990 until 1992, Mr. García served as an engineering manager at Telcel S.A., where he was responsible for the implementation of automatic mobile telecommunication system for Telefónica de España S.A. in Barcelona, Madrid and Palma de Mallorca. From 1992 until 1996, he was an engineering manager responsible for the installation and maintenance of systems at Compañia Europea de Radiobusqueda S.A., and from 1996 until 1998, he worked in cellular businesses for Telefónica Group in Spain and Peru, as a network quality manager and technical area sub-manager, respectively. From 1998 until 2000, Mr. García was the technology manager in the cellular business of Telefónica Group in Brazil and from 2000 until 2002 he was the network manager of Telerj Celular S.A. and Telest Celular S.A. He holds a degree in technical telecommunications engineering from the Technical University of Madrid, Spain.

     Guilherme Silvério Portela Santos, 38 years old, is currently the executive vice president for customers of each of Tele Sudeste Celular Participações S.A., Tele Leste Cvelular Participações S/A, Telesp Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A.; and an executive manager at PT Móveis, SGPS, S.A. From 1989 until 1993, Mr. Santos was a consultant at McKinsey & Co., and from 1994 until 1998 he worked as an officer for operations and an officer for special projects at Parque Expo’98, S.A. He was also a coordination officer at Companhia de Seguros Tranquilidade. Mr. Santos holds a civil engineering degree from the Higher Education Technical Institute, Portugal, and a master’s degree from INSEAD, France.

     José Carlos de la Rosa Guardiola, 56 years old, is currently the executive vice president for regulatory matters and institutional relations of each of Telesp Celular Participações S.A., Tele Leste Celular Participações S/A, Tele Sudeste Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A. From November 1998 until February 2002, Mr. Guardiola was engaged in the Regulation and Operations Departments of these companies, and occupied the function of vice president of Operations responsible for the commercial, administrative and operations activities of each of Telebahia Celular S.A. and Telergipe Celular S.A. He is also member of the board of directors of Saint Gobain, France, National Semiconductors, USA end NEC Eletronics, Japan. He holds a degree in telecommunications engineering from Universidad Politecnica de Madrid, Spain.

Board of Auditors (Conselho Fiscal)

     We have a permanent board of auditors with a minimum of three and a maximum of five members. They are elected annually at the annual general shareholders’ meeting. The board currently consists of three members.

     The board of auditors is responsible for overseeing our management. Its main duties are:

•	to review and provide an opinion on the annual report of our management,

•	to review and approve the proposals of the management bodies to be submitted to the shareholders’ meeting regarding changes to share capital, issuance of debentures and subscription rights, capital investment plans and budgets, distributions of dividends, changes in corporate form, consolidations, mergers or split-up, and

•	to review and approve the financial statements for the fiscal year.

     The Board of Auditors holds regular meetings every three months and special meetings when called by the President or by any member of the Board of Auditors.

     The following are the current members of our board of auditors and their alternates:

Name	Position	Date Appointed
Marcio Barbosa Lins(1)	Member	March 23, 2004
Milton Shigueo Takarada	Member	March 23, 2004
João Luis Tenreiro Barroso	Member	March 23, 2004
Luiz Otávio Bianchini Laydner(1)	Alternate	March 23, 2004
José Ricardo de Sousa Porpino	Alternate	March 23, 2004
José Guilherme Feijão Queiroz de Ataíde	Alternate	March 23, 2004

(1) Appointed by our preferred shareholders.

B. Compensation

     For the year ended December 31, 2003, we paid to our directors and executive officers as compensation an aggregate amount of R$5.2 million, including bonuses and profit sharing plans. This amount includes performance remuneration and profit sharing arrangements applicable to all employees. Furthermore, the members of our board of executive officers are eligible to participate in the same complementary retirement pension plan available to our employees.

C. Board Practices

     Our board of directors’ duties and responsibilities are set forth by Brazilian law and our by-laws.

     Our board of directors is comprised of a minimum of eight and a maximum of 12 members, all shareholders, each serving a three-year term. Our directors are elected by our shareholders at the annual general shareholders’ meeting. There are no service contracts between us or our subsidiaries and any of our directors providing for benefits upon termination of employment. The board of directors holds regular quarterly meetings, and the chairman or two board members may call special meetings.

     For more detailed information, see “Directors and Senior Management,” “Board of Executive Officers”, and “Board of Auditors,” above.

D. Employees

     At December 31, 2003, we had 1,668 full-time employees and 116 temporary employees.

     The following table sets forth the number of our employees and a breakdown of employees by main category of activity as of the dates indicated:

	At December 31,
	2003	2002	2001
Total number of employees (including trainees)	1,668	1,972	1,980
Number by category of activity:
Technical and operations area	398	482	507
Sales and marketing	704	790	713
Finance and administrative support	337	504	470
Customer service	229	196	290

     Employees are represented by the Sindicato dos Trabalhadores em Empresas de Telecomunicações e Operadoras de Mesas Telefônicas no Estado de São Paulo (SINTETEL). We negotiate new collective-bargaining agreements every year with the labor unions. The collective-bargaining agreements currently in force include a salary and benefit increase of 7.5% effective as of December 31, 2003.

     Our management considers the relations between our work force and us to be satisfactory. We have not experienced any work stoppage that materially affected our operations.

     Each of our subsidiaries negotiates a new collective-bargaining agreement every year with each local union. The collective-bargaining agreements now in force expire on October, 2004.

     At the time of the privatization, employees had the right to maintain their rights and benefits in Fundação Sistel de Seguridade Social, or Sistel, a multi-employer defined benefit plan that supplements government-provided retirement benefits. Under the Sistel plan, we made monthly contributions to Sistel equal to a percentage of the salary of each employee who was a Sistel member. Each employee member also made a monthly contribution to Sistel based on age and salary. Members of Sistel qualified for pension benefits when they qualified for the government-provided retirement benefits. Sistel operates independently from us, and its assets and liabilities are fully segregated from us. Employees hired since January 1999 are not members of Sistel.

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

     In 2000, we established the Plano de Benefícios Visão Celular, a new private pension plan for our employees. Unlike Sistel’s defined benefits plan, the Plano de Benefícios Visão Celular calls for defined contributions by our operating subsidiaries, as sponsors, and our employees, as participants. These contributions are credited to the participants’ individual accounts. Those employees who were members of the Sistel plan had the option to transfer to the new pension plan by October 31, 2000. As of December 31, 2003, approximately 73% of our employees were members of the Plano de Benefícios Visão Celular. We continue to have a contingent liability for the unfunded obligations of the plan with respect to all inactive employees of the former Telebrás and all post-retirement health care benefits for former Telebrás employees and current employees of all the new holding companies.

E. Share Ownership

     As of December 31, 2003, each of the members of the board of directors and the board of executive officers owned, directly or indirectly, less than 0.01% of any class of our shares. We do not offer stock option plans to any of our directors or employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     The following table sets forth the principal holders of common and preferred shares and their respective shareholdings as of May 31, 2004:

	Number of	Percentage of	Number of	Percentage of
	Common	Outstanding	Preferred	Outstanding
Name	Shares Owned	Common Shares	Shares Owned	Preferred Shares
Sudestecel Participações S.A.	108,974,602,160	57.52%	—	—
Brasilcel N.V.	43,450,494,855	22.94%	14,015,090,743	5.40%
Brasilcel N.V. – ADRS (1)	—	—	174,288,020,000	67.14%
Tagilo Participações Ltda.	15,168,831,917	8.01%	33,317,534,708	12.84%
All directors and executive officers as a group	2,802	0%	130	0%

(1)	In the form of ADRs held by The Bank of New York as depositary.

     The following table sets forth information concerning the control of Sudestecel Participações S.A.:

Percentage of
Outstanding
Sudestecel Participações S.A.	Shares Owned
Brasilcel N.V.	89.5%
NTT DoCoMo, Inc.	7.0%
Itochu Corporation	3.5%

     Tagilo is a wholly-owned company of Brasilcel N.V.

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

     Brasilcel does not have different voting rights, but, as a result of owning, directly and indirectly, 87.4% of our common shares, it has the ability to control the election of our board of directors and the direction of our future operations. On June 21, 2004, after Anatel’s approval, Brasilcel purchased all the shares that NTT DoCoMo, Inc. and Itochu Corporation held on Sudestecel Participações Ltda. Any significant change in the percentage ownership held by any major shareholders during the past three years is disclosed in “Item 4A. Our History and Development.”

     At May 31, 2004, there were approximately 137 record holders of ADSs in the United States, including Brasilcel, which holds ADSs representing approximately 67.1% of our preferred shares. The other ones hold ADSs representing approximately 2.8% of our preferred shares.

B. Related Party Transactions

     Each of our subsidiaries has entered into a Consulting Service Agreement with Telefónica Móviles pursuant to which it receives marketing, technical and business development advice. Under the Consulting Services Agreements, the subsidiaries are obligated to make annual payments to Telefónica Móviles of approximately of up to 2% net operating revenues.

     We also carry on transactions with other companies controlled by Telefónica, such as network use and long distance (roaming) cellular communication agreements. The counterparties to these agreements are: Telebahia Celular S.A. and Telergipe Celular S.A. (both together, as Teleleste, reported expense of R$ 0.1 million in 2003, and income of R$3.6 million, and R$2.7 million, respectively in 2002 and 2001); Telesp (R$54.6 million and R$2.6 million of revenues in 2003 and 2002 and R$0.9 million of expenses in 2001); Celular CRT S.A. (R$0.01 million expenses in 2003 and R$1.6 million and R$1.7 million in revenues in 2002 and 2001); Telesp Celular S.A., Global Telecom S.A., Tele Centro Oeste Celular, Telems Celular, Telecom Celular, Telemat Celular, Teleacre Celular, Telegoiás Celular, NBT (all together, as TCP, reported R$1.3 million in revenues in 2003). The transactions relating to roaming agreements are based on contracts entered into prior to the Break-up of Telebrás, between Telebrás and each relevant Predecessor Company. The terms of these agreements and of the ones for network use are regulated by Anatel.

     The following services are rendered by companies controlled by Portugal Telecom and Telefónica:

•	transfer of general and administrative expenses with carriers of the same group according to the costs actually incurred by us with these services (R$34.7 million in revenues in 2003);

•	corporate services centralized at Telefónica Gestão de Serviços Compartilhados do Brasil Ltda., transferred to other companies at costs effectively incurred;

•	call center services rendered by Atento Brasil S.A. to users of telecommunications services of subsidiaries, (R$45.7 million , R$35.3 million and R$31.5 million expenses respectively 2003, 2002 and 2001); and

•	implementation and maintenance of profitability and cost control system by Telefónica Móbile Solution.

     We have engaged in a number of other transactions with related parties. See note 29 to our consolidated financial statements.

C. Interests of Experts and Counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

     See “Item 3A. Selected Financial Data” and “Item 17. Financial Statements.”

Legal Matters

     Civil

     Litigation Related to the Breakup of Telebrás

     The Breakup of Telebrás is the subject of several lawsuits in which the plaintiffs are seeking injunctions. Some preliminary injunctions were granted, but all were quashed by decisions of the relevant federal court. These courts also decided that the court of the state of Minas Gerais have original jurisdiction over the proceedings. Several decisions quashing preliminary injunctions are on appeal, and, if any such appeals are successful, the shareholders of Telebrás may have to reapprove the Breakup of Telebrás or legislative action may be required.

     The theories on which the lawsuits regarding the Breakup of Telebrás are based include:

•	that the Brazilian constitution requires that the General Telecommunications Law specifically authorize the creation of the 12 New Holding Companies,

•	that the Telebrás shareholders’ meeting held on May 22, 1998 which approved the Breakup of Telebrás was not properly convened,

•	that national sovereignty will be threatened if Brazil’s telecommunications companies are controlled by foreign entities, and

•	that the General Telecommunications Law requires that certain matters, such as the entry of new competitors and the administration of development and technology funds, be regulated prior to the Breakup of Telebrás either by an executive order of the President or by an act of Congress.

     If any of these lawsuits ultimately succeeds, the Breakup of Telebrás will have to be reinitiated. This could require, depending upon the prevailing plaintiff’s theory, one or both of the following actions:

•	amending the Telecommunications Law; and

•	reconvening the May 22, 1998 Telebrás shareholders’ meeting.

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

     Litigation Arising Out of Events Prior to the Breakup of Telebrás

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

     Litigation Related to the Ownership of Caller ID

     In July 2002, we, together with other Brazilian mobile telecommunication operators, were named as defendants in an action filed by Lune Projetos Especiais Telecommunicação Comércio Ind. Ltda., or Lune, pursuant to which Lune claims to be the owner of patents relating to Equipamento Controlador de Chamadas Entrantes e do Terminal Telefônico, or Caller ID, and also that the mobile telecommunication operators are using the patent without proper authorization. Therefore, Lune demands that the operators cease to provide Caller ID services and that it should be indemnified for the unauthorized use of the Caller ID system, upon payment of fees received by the operators in consideration of the use of the system by their customers.

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

     Litigation Related to the Validity of the Minutes in the Prepaid Plans

     We are defendant in various lawsuits brought by the federal public prosecutor’s office and an association for consumers’ protection which challenged the imposition of a deadline for the use of purchased prepaid minutes. The plaintiffs allege that any purchased prepaid minutes should not have a time limitation for usage.

     Based on external counsel’s opinion, we do not believe it will be resolved against our interests.

     Tax-Related

     Litigation Related to the Application of the ICMS tax to activation fees:

     In June, 1998, the CONFAZ (Conselho Nacional de Política Fazendária) agreed to apply the ICMS tax to certain service revenues, such as activation fees, and to make the application to such activation fees retroactive for the five years preceding June 30, 1998.

     We believe the extension of the ICMS tax to non-basic telecommunications services such as cellular activation is unlawful because it would subject to taxation certain services that are not telecommunications services and because new taxes may not be applied retroactively.

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

     Litigation Related to the Application to the ICMS in Telest Celular S.A.

     On the advice of our external counsel, with regard to the litigation that arose out of the ICMS tax assessment made in 2002, our subsidiary Telest Celular S.A. created a provision of R$12.1 million.

     With regard to other litigation that arose out of the ICMS tax (related to telecommunication services and tax credits), Telest Celular S.A. created a provision of R$8.1 million, and classified the case as “possible loss.”

     Litigation Related to the Application of the COFINS and PIS

     On November 27, 1998, the method for calculating the PIS and COFINS social contributions was modified by Law no. 9,718, which increased the COFINS contribution rate from 2% to 3% and authorized the deduction of up to 1/3 of the amount due as COFINS from the amount due as CSLL. Since our subsidiaries had a negative tax calculation basis, they could not benefit from this deduction. Also, Law no. 9,718 indirectly increased the amounts of COFINS and PIS due by the subsidiaries by including financial revenues in their calculation basis.

     Based on our external counsel’s advice, we believe that this increase is unconstitutional because: (i) article 195 of the Brazilian constitution, which was effective when Law no. 9,718 was enacted, provided that the PIS contribution could only be levied on compensation of employees, revenues and profits; (ii) in order to increase the COFINS and PIS contributions, it would be necessary to enact a law called lei complementar, which requires a greater quorum than the one required to approve a law called lei ordinária, such as law nr. 9,718; and (iii) the law was made effective before the expiration of the required 90-day waiting period.

     Telerj Celular and Telest Celular obtained injunctions allowing them to continue paying the COFINS and PIS contributions based on telecommunications services and sales revenues and to continue paying the COFINS contribution at a 2% rate. However, the injunctions were partially reversed by decisions that determined that the COFINS could be assessed at a 3% rate. Our subsidiaries have accordingly resumed the payment of COFINS at the 3% rate. Said decisions, however, remain valid with respect to the exclusion of financial revenues from the calculation basis of both contributions. Notwithstanding, they continue to dispute legally the COFINS and PIS increase and, if they win favorable judicial decisions, may recoup overpaid taxes.

     Based on the changes introduced by the laws nrs. 10.637/02 and 10.833/03, Telerj Celular and Telest Celular have been including, since December 2002, financial revenues on the basis for the calculation of both PIS and COFINS. For the periods before that date, we made provisions based on the judicial decisions mentioned before.

     Administrative Proceedings

     Our subsidiaries are also defendants in administrative proceedings amounting to R$44.6 million relating, among other issues, to (i) the failure to collect ICMS in connection with revenues paid for services not strictly fitting the category of telecommunication services, (ii) the failure to collect ICMS in connection with international calls that were originated in Brazil, (iii) the failure to collect ICMS in connection with calls made from administrative stations and testing calls made by employees, (iv) the alleged failure to collect the ICMS, ISS and other taxes. Based on the opinion of our external counsel, we have not made any provision in connection with these proceedings.

     Other Litigation

     We are also party to certain legal proceedings arising in the normal course of business. Our reserve amounts are sufficient to cover our estimated losses due to adverse legal judgments. We believe that adverse judgments arising from these other legal proceedings would not have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy and Dividends

     We pay our shareholders both dividends and interest on shareholders’ equity, which is a form of distribution that is tax deductible in Brazil. The following table summarizes our history of payments of dividends and interest on shareholders’ equity for the years 2003, 2002 and 2001. The table sets forth amounts in reais per thousand common shares and preferred shares and amounts in U.S. dollars per ADS translated into U.S. dollars at the prevailing selling rate for Brazilian currency into U.S. dollars in the commercial rate exchange market on each of the respective dates of such payments.

	Year ended December 31,
	2003(1)		2002		2001
	R$ per	U.S.$ per	R$ per	U.S.$ per	R$ per	U.S.$ per
	thousand	ADS	thousand	ADS	thousand	ADS
Common	0.0812	—	0.2315	—	0.10	—
Preferred	0.0894	0.1555	0.2547	0.3503	0.10	0.1693

(1) Interest on shareholders’ equity is R$0.078780 per thousand common shares and R$0.086658 per thousand preferred shares. In addition, there is a complementary dividend in the amount of R$0.002497 per thousand commom shares and R$0,002747 per thousand preferred shares. These amounts will be paid until December 22, 2004.

     Under our by-laws, we are required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of adjusted net income on such date as mandatory dividend. Preferred shares are entitled to receive minimum non cumulative cash dividends of 10% higher than those attributed to common shares. The annual dividend distributed to our holders of our preferred shares has priority in the allocation of adjusted net income.

     Under Brazilian corporate law, a company is permitted to suspend the payment of the mandatory dividend in respect of its common and preferred shares if:

•	its board of directors, independent auditors and board of auditors report to the shareholders’ meeting that the distribution would be incompatible with the financial conditions of that company; and

•	the shareholders ratify this conclusion at the shareholders’ meeting. In this case,

•	the board of executive officers would forward to the CVM, within five days of the shareholders’ meeting, an explanation for the suspension of the payment of the mandatory dividend; and

•	the amounts which were not distributed are to be recorded as a special reserve, and, if not absorbed by losses in subsequent fiscal years, they must be distributed as dividends as soon as the financial condition of that company permits. Dividends may be distributed by us out of our retained earnings or accumulated profits in any given fiscal year.

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

     The Brazilian corporate law also provides for two additional discretionary allocations of net profits that are subject to approval by the shareholders at the annual shareholders’ meeting:

•	first, a percentage of net profits may be allocated to the contingency reserve for anticipated losses that may be charged to it in future years. Any amount so allocated in a prior year must be either:

•	reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur; or

•	written off in the event that the anticipated loss occurs;

•	second, if the amount of unrealized revenue exceeds the sum of (i) the statutory reserve and (ii) retained earnings, such excess may be allocated to the unrealized profit at the direction of the board of directors.

     Allocations may not hinder the payment of mandatory dividends. Unrealized revenue reserve is defined under the Brazilian corporate law as the sum of:

•	the share of equity earnings of affiliated companies, which is not paid as cash dividends; and

•	profits as a result of income from operations after the end of the next succeeding fiscal year.

     The amounts available for distribution are determined on the basis of financial statements prepared in accordance with Brazilian corporate law method.

     Preferences of Preferred Shares

     On December 30, 2002, our extraordinary shareholders’ meeting approved certain amendments to our by-laws to reflect certain amendments to the Brazilian corporate law relating to the preemptive rights of our preferred shares. Pursuant to those amendments, holders of our preferred shares are entitled to receive dividends per share in an amount 10% greater than the dividends per share to holders of common shares. Therefore, distribution of dividends per year shall be as follows:

•	first, we add to the number of preferred shares a 10% factor;

•	second, we divide the dividends to be paid by the number obtained above added up to the number of common shares;

•	the resulting amount will correspond to the dividends payable to common shares;

•	thereafter, when we add 10% to this amount, we will find the amount of dividends payable to preferred shares.

     Preferred shares are entitled to priority in the receipt of equity, without premium, in case of liquidation. If the dividend to be paid to the holders of preferred shares is not paid for a period of three years, holders of preferred shares will be entitled to full voting rights until such time as that dividend is paid in full for any year.

     Payment of Dividends

     We are required by Brazilian law and by our by-laws to hold an annual shareholders’ meeting by April 30 of each year, at which, among other things, an annual dividend may be declared by a decision of our shareholders on the recommendation of our board of directors. The payment of annual dividends in any given year is based on the financial statements prepared for the preceding fiscal year ending December 31. Under the Brazilian corporate law, dividends are required to be paid within 60 days of the annual shareholders’ meeting, or on the date determined at a shareholders’ meeting, but in any case prior to the end of the fiscal year in which such dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which time unclaimed dividends revert back to us. Because our shares are issued in book-entry form, dividends will be credited to the depositary, which is responsible for the delivery of the dividends to their respective holders. We are not required to adjust the amount of paid-in capital for inflation. Annual dividends may be paid to shareholders on a pro rata basis according to the date when the subscription price is paid to us.

     Our preferred shares underlying the ADSs are held in Brazil by a Brazilian custodian, Banco Itaú S.A., as the agent for the depositary, which is the registered owner of our shares.

     Payments of cash dividends and distributions, if any, will be made in reais to the Custodian on behalf of The Bank of New York, as depositary, which will then convert those proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the depositary for distribution to holders of ADRs. In the event that the Custodian is unable to immediately convert the reais received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by devaluations of the real that occur before such dividends are converted and remitted. Dividends in respect of our preferred shares paid to resident and non-resident shareholders, including holders of ADSs, are not currently subject to Brazilian withholding tax.

B. Significant Changes

     None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

     Brazilian private equity and debt are principally traded on BOVESPA, which is the trading market for our common and preferred shares. Our preferred shares began trading on the Brazilian stock exchanges on September 21, 1998. The following table sets forth the reported high and low closing sale prices for our preferred shares on BOVESPA, for the periods indicated.

	Nominal reais per 1,000
	preferred shares
	Low	High
1999
Annual	3.60	14.30
2000
Annual	6.80	21.80
2001
Annual	5.10	10.50
2002
Annual	5.67	6.90
First quarter	5.68	6.45
Second quarter	5.67	6.50
Third quarter	5.99	6.70
Fourth quarter	6.10	6.90
2003
Annual	5.10	7.40
First quarter	6.22	6.98
Second quarter	6.79	7.40
Third quarter	5.10	6.64
Fourth quarter	5.69	6.80
Last Six Months
December 2003	5.79	6.80
January 2004	6.51	7.19
February 2004	6.12	6.64
March 2004	5.31	6.10
April 2004	5.70	6.50
May 2004	4.61	5.49
June 2004 (until June 25, 2004)	5.05	6.50

     In the United States, our preferred shares trade in the form of ADSs, each representing 5,000 preferred shares issued by The Bank of New York, as depositary pursuant to a Deposit Agreement among us, the depositary and the registered holders and beneficial owners from time to time of ADRs. The ADSs commenced trading separately on the New York Stock Exchange on November 16, 1998 under the symbol “TSD”. At May 31, 2004, there were approximately 137 record holders of ADSs in the United States, including Brasilcel, which holds ADSs representing approximately 67.1% of our preferred shares. The other ones hold ADSs representing approximately 2.8% of our preferred shares. The following table sets forth the reported low and high closing sales prices for ADSs on the New York Stock Exchange for the dates and periods indicated.

	U.S. dollars per ADS
	Low	High
1999
Annual	12.87	40.37
2000
Annual	17.25	62.25
2001
Annual	10.60	26.25
2002
Annual	7.70	13.40
First quarter	11.80	13.40
Second quarter	10.20	12.33
Third quarter	7.90	11.51
Fourth quarter	7.70	9.58
2003
Annual	7.95	12.80
First quarter	8.60	9.99
Second quarter	10.70	12.80
Third quarter	7.95	12.10
Fourth quarter	9.82	11.64
Last Six Months
December 2003	9.82	11.64
January 2004	11.38	12.64
February 2004	10.66	11.68
March 2004	9.25	10.70
April 2004 2003	10.00	11.20
May 2004	7.47	9.25
June 2004 (until June 25, 2004)	7.80	10.40

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

     At December 31, 2003, the aggregate market capitalization of the 369 companies listed on BOVESPA was approximately U.S.$234.2 billion. Although all the outstanding shares of an exchange-listed company may trade on BOVESPA, in most cases the preferred shares or less than half of the listed common shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. For this reason, data showing the total market capitalization of BOVESPA tends to overstate the liquidity of the Brazilian equity securities market.

     The Brazilian equity market is relatively small and illiquid compared to major world markets. In 2003, the combined dayly trading volumes on BOVESPA averaged approximately U.S.$271.9 million. In 2003, the 10 most actively traded shares represented approximately 53.5% of the total trading in the cash market on BOVESPA. Trading on BOVESPA by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

Regulation of Brazilian Securities Markets

     The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, by the Conselho Monetário Nacional, or CMN, the National Monetary Council and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law No. 6,385, as amended, known as the Brazilian Securities Law, and by Law No. 6,404, as amended, the Brazilian corporate law.

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

Principal Differences Between the Brazilian and the U.S. Corporate Governance Practices

     The significant differences between our corporate governance practices and the NYSE corporate governance standards are as follows:

Independence of Directors and Independence Tests

     The Brazilian corporate law and our bylaws require that our directors be elected by our shareholders at a general shareholders meeting. All our directors are appointed by our controlling shareholders.

     Neither our board of directors nor our management test the independence of the directors before such elections are made. However, both the Brazilian corporate law and CVM establish rules in relation to certain qualification requirements and restrictions, investiture, compensation, duties and responsibilities of the companies’ executives and directors. Although we believe these rules provide adequate assurances that our directors are independent, we believe such rules would permit us to have directors that would not otherwise pass the independence tests established by the NYSE.

Executive Sessions

     According to the Brazilian corporate law, up to 1/3 of the members of the board of directors can be elected into executive positions. The remaining non-management directors are not expressly empowered to serve as a check on management and there is no requirement that those directors meet regularly without management. Notwithstanding, under our bylaws, the members of the board of executive officers cannot be elected to the board of directors.

Committees

     We are not required under applicable Brazilian corporate law to have, and accordingly we do not have, a Nominating Committee, Corporate Governance Committee and Compensation Committee. Pursuant to our bylaws our directors are elected by our shareholders at a general shareholders meeting. Compensation for our directors and executive officers is established by our shareholders.

Audit Committee and Audit Committee Additional Requirements

     The Brazilian corporate law requires us to have a board of auditors (Conselho Fiscal), which is composed of three to five members elected at the general shareholders meeting. The board of auditors operates independently from our management and from our external auditors. Its main function is to examine the financial statements of each fiscal year and provide a formal report to our shareholders. We have a board of auditors that consists of three members and three alternates and which meets once a quarter. In April 2003, the SEC has stated that the listing of securities of foreign private issuers will be exempt from the audit committee requirements if the issuer meets certain requirements.

     We also have an audit committee, whose members do not follow the independence requirements of the Exchange Act Rule 10A-3(c)(3), as we are still exempt from such requirements by July 31, 2005 according to the Exchange Act Rule 10A-3(a)(5)(A). See “Item 16D – Exemptions from the Listing Standards for Audit Committees”.

     Under the Brazilian corporate law, an audit committee member may simultaneously serve on the audit committees of more than three public companies. In addition, our company does not impose limitations in this regard and our board is not required to affirmatively determine and disclose that the director’s ability to effectively serve is not impaired. We are aware that the members of our audit committee also serve on the audit committees of all of the other companies that have been operating under the brand name “Vivo”: TCP, TLE, TCO and Celular CRT Participações S.A.

Shareholder Approval of Equity Compensation Plans

     Our shareholders do not have the opportunity to vote on all equity compensation plans. However, any issuance of new shares that exceeds the authorised capital is subject to shareholder confirmation.

Corporate Governance Guidelines

     We have not adopted any corporate governance guidelines in addition to the rules imposed upon us by applicable Brazilian law. We believe that the corporate governance guidelines applicable to us under Brazilian law, such as those regarding insider trading, public disclosure of material information, and rules on the negotiation of equities by management and controlling shareholders, are consistent with some of the guidelines established by the NYSE.

Code of Business Conduct and Ethics

     Although the adoption of a code of ethics is not required by Brazilian corporate law, we implemented in June, 2003 our Code of Ethics regulating the conduct of our senior financial officers. See “Item 16B – Code of Ethics”. We do not have a code of business conduct and ethics applicable to all our Directors and employees.

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

Objectives and Purposes

     We are a publicly traded company duly registered with the Brazilian securities commission. Our by-laws provides that our corporate purpose is to:

•	exercise the control of operating companies which provide cellular mobile telecommunications services, personal mobile services and other services in conformity with the concessions, authorizations and permissions that have been granted to us;

•	promote, through our subsidiaries or controlled companies, the expansion and implementation of the telecommunications services within our concessions, authorizations and permissions;

•	promote, carry out and direct the financing of capital from internal or external sources to be used by us or our controlled companies;

•	promote, carry out and encourage study and research activities aimed at the development of the telecommunications sector;

•	perform, through our subsidiaries and affiliated companies, specialized technical services related to the telecommunications sector;

•	promote, encourage, carry out and coordinate, through our subsidiaries or controlled companies, the development and training of personnel necessary to perform activities in the telecommunications sector;

•	carry out and promote the import of goods and services for the operations of our subsidiaries and controlled companies;

•	execute other activities connected or related to our objective;

•	participate in the equity capital of other companies; and

•	trade equipment and materials necessary or useful for providing telecommunications services.

Directors

     Following is a description of some of the provisions of our by-laws concerning the members of our board of directors:

•	the board of directors has the power to approve investments and acquisition of assets, assume any obligation and execute contracts not included in the budget for an amount exceeding R$300 million,

the public issuance of promissory notes, and the acquisition of our shares for cancellation or deposit with a custodian; and

•	the board of directors has the power to apportion the global remuneration set forth by the shareholders’ meeting between the directors and the executive officers.

     Pursuant to Brazilian corporate law, each member of the board of directors must have at least one share of our capital stock to be elected as a director. There are no provisions in our by-laws with respect to:

•	age limits for retirement of directors; and

•	anti-takeover mechanisms or other procedures designed to delay, defer or prevent changes in our control.

     Although there are no provisions in our by-laws with respect to the following, they are regulated by Brazilian corporate law and CVM regulations:

•	a director’s power to vote on proposals in which the director is materially interested;

•	a director’s power to vote compensation to him or herself in the absence of an independent quorum;

•	borrowing powers exercisable by the directors;

•	required shareholding for director qualification; and

•	disclosure of share ownership.

Rights Attaching to Shares

     Dividend Rights

     See “Item 8A. Consolidated Statements and Other Financial Information#Dividend Policy and Dividends,” and “—Payment of Dividends.”

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

     One of the members of our board of auditors and his or her alternate are elected by the majority vote of the holders of our preferred shares present at the annual meeting of shareholders at which the members of the board of auditors are elected.

     Brazilian corporate law provides that certain non-voting shares, such as our preferred shares, acquire voting rights in the event we fail for three consecutive fiscal years to pay the mandatory minimum dividend to which such shares are entitled, until such payment is made.

     Our preferred shares are entitled to full voting rights in the event that we fail to pay the mandatory minimum dividends to which they are entitled for three consecutive years, and with respect to:

•	the approval of any long-term contract between us and our controlled subsidiaries, on the one hand, and any controlling shareholder or that shareholder’s affiliates and related parties, on the other hand; and

•	changes/eliminations of certain rights and obligations as provided for in our by-laws.

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

     On the first call, meetings may only be installed with a minimum quorum of one-fourth of the holders of voting shares. Extraordinary meetings, whose object is the amendment of the by-laws, may only be installed on the first call with a minimum of two-thirds of the voting capital present. In addition, some decisions require the approval of at least one-half of the holders of voting shares (qualified quorum). On a second call, the meetings are installed regardless of quorum.

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

     The right of a dissenting shareholder to seek redemption arises in case our shareholders representing more than 50% of the voting shares, common shares or preferred shares, as applicable, decide to:

•	change the preference of our preferred shares or to create a class of shares having priority or preference over our preferred shares, except if such actions are expressly permitted in the by-laws at the time of their adoption by our shareholders;

•	change the preference of our preferred shares, any right they carry, their amortization or redemption rights, or to create a class of shares having priority or preference over our preferred shares;

•	reduce the mandatory distribution of dividends;

•	change our corporate purposes;

•	transfer all of our shares to another company in order to make us a wholly owned subsidiary of that company;

•	approve the acquisition of another company, the price of which exceeds certain limits set forth in Brazilian corporate law;

•	participate in a group of companies if certain liquidity standards are not met according to the Brazilian corporate law as amended by Law No. 10,303/01;

•	merge or consolidate us with another company if certain liquidity standards are not met according to the Brazilian corporate law as amended by Law No. 10,303/01; and

•	cisão, or split-up, Tele Sudeste, according to the Brazilian corporate law, as amended by Law No. 10,303/01, in any of the following situations: (i) reduction of minimum dividends; (ii) participation in a group of companies; or (iii) change of our corporate purposes, except in case the company receiving our assets has a corporate purpose substantially identical to ours.

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

     The right to convert dividend or interest payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank and the CVM. Such restrictions on the remittance of foreign capital abroad may hinder or prevent the custodian for our preferred shares represented by our ADSs or the holders of our preferred shares from converting dividends, distributions or the proceeds from any sale of these preferred shares into U.S. dollars and remitting the U.S. dollars abroad. Holders of our ADSs could be adversely affected by delays in, or refusal to grant any, required government approval to convert Brazilian currency payments on the preferred shares underlying our ADSs and to remit the proceeds abroad.

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

Registered Capital

     Amounts invested in our preferred shares by a non-Brazilian holder who qualifies under Resolution 2,689 and obtains registration with the CVM, or by the depositary representing an ADS holder, are eligible for registration with the Central Bank. This registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through, dispositions of our preferred shares. The registered capital per preferred share purchased in the form of an ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The registered capital per preferred share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the most preferred shares were traded on the day of withdrawal or (ii) if no preferred shares were traded on that day, the average price on the Brazilian stock exchange on which the most preferred shares were traded in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Central Bank on these dates.

     A non-Brazilian holder of preferred shares may experience delays in effecting Central Bank registration, which may delay remittances abroad. This delay may adversely affect the amount in U.S. dollars, received by the non-Brazilian holder.

     A certificate of registration has been issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. Pursuant to the certificate of registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by our ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the depositary’s certificate of registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of registration with the Central Bank. Thereafter, any holder of preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares, unless the holder is a duly qualified investor under Resolution 2,689 or obtains its own certificate of registration. A holder that obtains a certificate of registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “—Taxation—Brazilian Tax Considerations.”

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

E. Taxation

     The following discussion contains a description of the material Brazilian and U.S. federal income tax consequences of the ownership and disposition of preferred shares or ADSs by certain holders. This summary is based upon the tax laws of Brazil and the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. You should consult your own tax advisors as to the Brazilian, U.S. federal or other tax consequences of the purchase, ownership and disposition of preferred shares or ADSs, including, in particular, the effect of any state, local or non-U.S., non-Brazilian tax laws.

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

     Distributions of interest on capital paid to Brazilian and non-Brazilian holders of preferred shares, including payments to the depositary in respect of preferred shares underlying ADSs, are deductible by us for Brazilian corporate income tax purposes. These payments to U.S. holders or non-Brazilian holders are subject to Brazilian withholding tax at the rate of 15%. If the recipient of the payment is domiciled in a tax haven jurisdiction (i.e , a country that does not impose any income tax or that imposes tax at a rate of less than 20%), the rate will be 25%.

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

     Gains realized through transactions with Brazilian residents or through transactions in Brazil off of the Brazilian stock exchanges are generally subject to tax at a rate of 15%.

     Gains realized through transactions on Brazilian stock exchanges are generally subject to tax at a rate of 20%, unless the investor is entitled to tax-free treatment for the transaction under Resolution 2,689 of the National Monetary Council Regulations, described immediately below.

     Resolution 2,689, which as of March 31, 2000 superseded the Annex IV Regulations that previously provided tax benefits to foreign investors, extends favorable tax treatment to a U.S. holder or non-Brazilian holder of preferred shares who has (i) appointed a representative in Brazil with power to take action relating to the investment in preferred shares, (ii) registered as a foreign investor with the CVM and (iii) registered its investment in preferred shares with the Central Bank. Under Resolution 2,689 securities held by foreign investors must be maintained under the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the CVM. In addition, the trading of securities is restricted under Resolution 2,689 to transactions on Brazilian stock exchanges or qualified over-the-counter markets. Investors previously holding preferred shares under the Annex IV Regulations were required to bring their investments into conformity with Resolution 2,689 by June 30, 2000. The preferential treatment generally afforded under Resolution 2,689 and afforded to investors in ADSs is not available to residents of tax havens.

     There can be no assurance that the current preferential treatment for U.S. holders and non-Brazilian holders of ADSs and U.S. holders and non-Brazilian holders of preferred shares under Resolution 2,689 will be maintained.

     Gain on the disposition of preferred shares is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency, without any correction for inflation. The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank. See “—Registered Capital.”

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

     The withdrawal of preferred shares in exchange for ADSs is not subject to Brazilian tax. On receipt of the underlying preferred shares, a U.S. holder or non-Brazilian holder entitled to benefits under Resolution 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described above, under “—Registered Capital.” If a U.S. holder or non-Brazilian holder does not qualify under Resolution 2,689, he will be subject to the less favorable tax treatment described above in respect of exchanges of preferred shares.

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

U.S. Federal Income Tax Considerations

     The following discussion is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our preferred shares or our ADSs by U.S. Holders, as defined below. This summary is based on the Internal Revenue Code of 1986, as amended (referred to herein as the “Code”), final, temporary and proposed Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect), and to different interpretations. It is also based in part on representations by the depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. This discussion deals only with preferred shares and ADSs held as capital assets (generally, for investment purposes). It does not discuss all of the tax consequences that may be relevant to a U.S. Holder in light of the U.S. Holder’s particular circumstances or to U.S. Holders subject to special rules, such as financial institutions, insurance companies, tax-exempt entities, dealers in securities or foreign currencies, partnerships and other pass-through entities, investors liable for the alternative minimum tax, persons who hold preferred shares or ADSs as part of an integrated investment (including a straddle) comprised of a preferred share or ADS and one or more other positions for tax purposes, persons whose functional currency is not the U.S. dollar or persons who actually or constructively own (directly or indirectly) 10% or more of our voting stock. Holders of preferred shares or ADSs should consult their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

     As used herein, the term “U.S. Holder” means a beneficial owner of preferred shares or ADSs that is, for U.S. federal income tax purposes, (1) a citizen or individual resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or of any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust (i) if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) if the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. The U.S. federal income tax treatment of a partner in a partnership that holds our preferred shares or ADSs will depend on the status of the partner and the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

     THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS INTENDED FOR GENERAL INFORMATION PURPOSES ONLY. PROSPECTIVE PURCHASERS OF PREFERRED SHARES OR ADSs ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING OR DISPOSING OF PREFERRED SHARES OR ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

     General

     In general, for U.S. federal income tax purposes, holders of American depositary receipts evidencing ADSs will be treated as the beneficial owners of the preferred shares represented by those ADSs.

     Taxation of Dividends

     Distributions made by us of cash or property generally will constitute a taxable dividend to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The full amount of any dividend paid in respect of our preferred shares or ADSs (including the amount of Brazilian withholding taxes imposed on such dividend) will be included in the gross income of a U.S. Holder, as ordinary income from sources outside the United States, at the time that the dividend is received by the U.S. Holder, in the case of our preferred shares, or by the depositary, in the case of ADSs. If a distribution made by us exceeds our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, such excess will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our preferred shares or ADSs, and thereafter as capital gain.

     The amount of any dividend paid in reais generally will be measured by reference to the spot rate for converting reais into U.S. dollars in effect on the date that the dividend is received by the U.S. Holder, in the case of our preferred shares, or by the depositary, in the case of ADSs. A U.S. Holder may recognize foreign currency gain or loss, which would be treated as ordinary gain or loss, upon a subsequent conversion of reais into U.S. dollars. U.S. Holders should consult their own tax advisors regarding the calculation and U.S. federal income tax treatment of foreign currency gain or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The ADSs are listed on the New York Stock Exchange, and may qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for United States federal income tax purposes with respect to our 2003 taxable year. In addition, based on the our audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate becoming a PFIC, FPHC or FIC for its 2004 taxable year. Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC, FPHC, or FIC for the current, or any past or future tax year.

     Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares will be treated as qualified dividends, because the preferred shares are not themselves listed on a United States exchange. In addition, the United States Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. Holders of ADSs and preferred shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

     Subject to certain limitations and restrictions, a U.S. Holder will be entitled to a foreign tax credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Brazilian income taxes withheld by us. The limitation on foreign taxes eligible for credit is determined separately with respect to specific classes of income. For this purpose, dividends paid by us with respect to our preferred shares or ADSs will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” from sources outside the United States. The U.S. Treasury Department has expressed concerns that parties to whom depositary shares such as the ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of such ADSs. Accordingly, the analysis of the creditability of Brazilian taxes described above could be affected by future actions that may be taken by the U.S. Treasury. The rules relating to the calculation of foreign tax credits and the applicable limitations are complex. U.S. Holders should consult their own advisors concerning the implications of the foreign tax credit rules in light of their particular circumstances.

     Taxation of Capital Gains or Losses

     Upon a sale or other taxable disposition of preferred shares or ADSs, a U.S. Holder will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in the preferred shares or ADSs. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period in the preferred shares or ADSs exceeds one year at the time of the sale or other taxable disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.

     Gain or loss derived from the sale or other disposition of our preferred shares or ADSs generally will be treated as U.S. source income or loss for foreign tax credit purposes. Consequently, if a Brazilian withholding tax is imposed on the sale or disposition of preferred shares or ADSs, and a U.S. Holder does not receive significant foreign source income from other sources, such U.S. Holder may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax. If a Brazilian tax is withheld on the sale or disposition of preferred shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See “—Brazilian Tax Considerations—Taxation of Gains” for a description of when a disposition may be subject to taxation by Brazil.

     Deposits and withdrawals of preferred shares in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

     Information Reporting and Backup Withholding

     Information returns may be filed with the IRS in connection with distributions on our preferred shares or our ADSs and the payment of proceeds from their sale or other disposition. A U.S. Holder may be subject to U.S. backup withholding tax (currently at a rate of 28%) on these payments if such U.S. Holder fails to provide its taxpayer identification number or comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability, if any, and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

     U.S. HOLDERS AND PROSPECTIVE PURCHASERS OF OUR PREFERRED SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE BRAZILIAN, U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR PREFERRED SHARES OR ADSs BASED UPON THEIR PARTICULAR CIRCUMSTANCES.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. The foreign currency exchange rate risk arises because certain of our costs (mostly interest on debt, capital expenditures and the purchase of handsets) are all or partially denominated in currencies (primarily the U.S. dollar) other than those in which we earn revenues (primarily the real). Similarly, we are subject to market risk deriving from changes in interest rates, which may affect the cost of our financing.

     We have entered into derivative instruments, such as foreign currency options and foreign currency swaps to manage the exchange rate risk. We do not hold or issue derivative or other financial instruments for trading purposes.

Exchange Rate Risk

     The principal foreign exchange rate risk faced by us arises from our U.S. dollar-denominated financial indebtedness. At December 31, 2003, we had R$ 219.0 million of financial indebtedness (equivalent to U.S.$ 75.8 million at a rate of U.S.$1 = R$ 2.8892, the closing exchange rate on December 31, 2003). Our revenues are earned almost entirely in reais. We have no material U.S. dollar-denominated assets, except for our hedge contracts. At December 31, 2003, all of our U.S. dollar-denominated financial indebtedness was covered by long positions of derivative agreements. Under those derivative agreements, our subsidiaries’ U.S. dollar-denominated obligations are swapped for real-denominated obligations bearing interest at rates linked to the Certificado de Depósito Interbanćario (Interbank Deposit Certificate), or CDI. At December 31, 2003, all of our U.S. dollar fixed- and floating-rate loans are converted to floating-rate loans through our derivative transactions. In addition, 100% of our other U.S. dollar liabilities, such as liabilities with suppliers and management fees, were also covered by derivative agreements. On December 31, 2003, we recorded financial expense from foreign currency derivative transactions of R$ 112.3 million against financial income from monetary and foreign exchange variations of approximately R$ 61.5 million.

     The potential loss to us over one year that would result from a hypothetical, instantaneous and unfavorable change of 1000 basis points in the foreign exchange applicable to financial assets and liabilities on December 31, 2003 would be approximately R$ 36.52 million. On the other hand, our derivatives instruments would have a gross gain of R$ 36.57 million. The net gain would be R$ 0.05 million.

     Exchange rate sensitivity analysis was made by applying a 10% change to the Brazilian Central Bank exchange rate on December 31, 2003 of R$ 2.8892 to U.S.$1.0, which would represent a devaluation of the real of R$ 0.2889 We then assumed that this unfavorable currency move would be sustained from December 31, 2003 through December 31, 2004. The foreign exchange loss that affects financial expenses was calculated by applying such devaluation to our indebtedness and foreign exchange purchase commitments (essentially handset purchases), net of derivative instruments.

Interest Rate Risk

     We invest cash and cash equivalents (R$388.8 million at December 31, 2003) mainly in short-term real-denominated instruments.

     We are exposed to interest rate risk as a consequence of our floating rate debt in U.S. dollars. We are also exposed to interest rate risk due to the nature of our derivative agreements, whereby our U.S. dollar-denominated obligations are swapped into real-denominated obligations bearing interest linked to the CDI. On December 31, 2003, approximately 16.5% of our indebtedness bore interest at floating rates and 83.5% bore interest at fixed rates. We have not entered into derivative contracts or made other arrangements to hedge against this risk. Thus, if interest rates rise, then our financing expenses will probably increase. We continuously monitor interest rates with a view towards considering whether we should enter into derivative arrangements to protect against this risk or not.

     The potential loss to us over one year that would result from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to financial assets and liabilities on December 31, 2003 would be approximately R$ 1.04 million.

     Interest rate sensitivity analysis was made by applying a 10% increase to all floating-rate-denominated debt, assuming that the different indexes (CDI and TJLP, LIBOR and EURIBOR) would all rise by 10% instantaneously on December 31, 2003 and that this unfavorable move would continue for one year.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

     Evaluation of disclosure controls and procedures. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2003. Based on that evaluation, our principal executive officer and principal financial officer have concluded that these controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion.

     Changes in internal controls. No significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.

ITEM 16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert

     As of yet, we have not appointed an “audit committee financial expert”, as defined by the SEC. As disclosed in item 16D below, we are currently exempt from complying with the independence requirements of the audit committee pursuant to Exchange Act Rule 10A-3(a)(5)(A).

ITEM 16B. Code of Ethics

     In June, 2003, we approved a code of ethics to regulate the conduct of our senior financial officers. Our code of ethics deals with the following issues:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submits to, the CVM and/or the SEC and in other public communications made by us;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of violations of the code to the Internal Audit Officer who, after review, has to report them to the CEO and CFO; and

•	accountability for adherence to the code.

     A copy of our code of ethics is filed as an exhibit to this annual report. A copy of this document is also available on our website (www.vivo.com.br).

     There have been no waivers to our code of ethics in 2003.

ITEM 16C. Principal Accountant Fees and Services

     Deloitte Touche Tohmatsu Auditores Independentes, or DTT, acted as our independent auditor for the fiscal years ended December 31, 2003 and 2002. The chart below sets forth the total amount billed to us by DTT for services performed in the years 2003 and 2002, and breaks down these amounts by category of service:

	Total Fees
	(in reais)
	2003	2002
Audit Fees	445,213	385,350
Audit-Related Fees	—	—
Tax Fees	221,259	276,133
All Other Fees	—	—
Total	666,472	661,483

Audit Fees

     Audit Fees are the aggregate fees billed by Deloitte Touche Tohmatsu Auditores Independentes for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Tax Fees

     Tax fees in 2003 and 2002 were related to services for tax compliance.

Pre-Approval Policies and Procedures

     We have not set pre-approval policies and procedures for audit, audit-related services, tax services and other services to be provided by auditors, since we are not required to comply with such audit committee rule by July 31, 2005, according to Exchange Act Rule 10A-3(a)(5)(A)

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

     Pursuant to the exemption under Exchange Act Rule 10A-3(c)(3), we have our conselho fiscal, a board of auditors which follows the requirements presented by such rule. Furthermore, our current audit committee does not follow the independence requirements of such rule as we are still exempt from such requirements by July 31, 2005 according to Exchange Act Rule 10A-3(a)(5)(A).

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     Not required for the year ended December 31, 2003.

PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

     See our consolidated financial statements beginning on Page F-1.

ITEM 19. EXHIBITS

     Documents filed as exhibits to this annual report:

1.1	By-laws (Estatuto Social) of Tele Sudeste, as amended (English Translation)

4.1	Authorization Term of the Personal Mobile Service entered by Anatel and Telerj (English translation), incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2002, filed on June 24, 2003.

4.2	Authorization Term of the Personal Mobile Service entered by Anatel and Telest (English translation), incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2002 filed on June 24, 2003.

8.1	List of subsidiaries

11.1	Code of Ethics (Código de Erica) of Tele Sudeste (English translation).

12.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

There are omitted from the exhibits filed with or incorporated by reference into this annual report certain promissory notes and other instruments and agreements with respect to long-term debt of our company, none of which authorizes securities in a total amount that exceeds 10% of the total assets of our company. We hereby agree to furnish to the Securities and Exchange Commission copies of any such omitted promissory notes or other instruments or agreements as the Commission requests.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELE SUDESTE CELULAR PARTICIPAÇÔES S.A.
By:	/s/ Francisco José Azevedo Padinha
	Name:	Francisco José Azevedo Padinha
	Title:	Acting Chief Executive Officer

By:	/s/ Fernando Abella Garcia
	Name:	Fernando Abella Garcia
	Title:	Chief Financial Officer and interim Chief Executive Officer

Date: June 30, 2004

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31. 2003 AND 2002 AND FOR THE THREE YEARS IN THE PERIOD ENDED
DECEMBER 31, 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUTING FIRM

To the Board of Directors and Shareholders of

Tele Sudeste Celular Participações S.A.:
Rio de Janeiro, Brazil:

(1)	We have audited the accompanying consolidated balance sheets of Tele Sudeste Celular Participações S.A. and subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in financial position and changes in shareholders’ equity for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

(2)	We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

(3)	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tele Sudeste Celular Participações S.A. and subsidiaries as of December 31, 2003 and 2002, the results of their operations and the changes in their financial position, and in shareholders’ equity for each of the three years in the period ended December 31, 2003, in conformity with accounting practices adopted in Brazil.

(4)	Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 35 to the consolidated financial statements.

(5)	Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The consolidated statements of cash flows for each of the three years in the period ended December 31, 2003 are presented for purposes of additional analysis and is not a required part of the basic financial statements under accounting practices adopted in Brazil. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

(6)	As discussed in note 2.c, the Company has changed the basis of presentation of consolidated the financial statements from the Constant Currency Method to Brazilian Corporate Law Method.

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

June 15, 2004
Rio de Janeiro, Brazil

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais)

		December 31,
	Note	2003	2002
Current assets:
Cash and cash equivalents	12	388,438	109,373
Trade accounts receivable, net	13	345,688	272,908
Deferred and recoverable taxes	14	263,610	268,663
Inventories	15	51,349	59,260
Derivative transactions	24.e	—	57,753
Prepaid expenses	16	27,143	19,522
Other current assets	17	67,238	42,747

Total current assets		1,143,466	830,226

Noncurrent assets:
Tax incentives		1,479	9,184
Deferred and recoverable taxes	14	254,112	273,918
Derivative transactions	24.e	7,632	79,945
Prepaid expenses	16	12,372	14,911
Other assets	17	5,337	212

Total noncurrent assets		280,932	378,170

Permanent assets:
Investments		409	333
Property, plant and equipment, net	18.a	1,398,014	1,585,057
Deferred assets, net		615	—

Total permanent assets		1.399,038	1,585,390

Total assets		2,823,436	2,793,786

Current liabilities:
Payroll and related accruals	19	29,717	22,888
Accounts payable and accrued expenses	20	426,248	378,575
Taxes other than income taxes	21	44,020	26,239
Dividends payable	22	50,723	31,925
Loans and financing	24	165,802	200,922
Reserve for contingencies	25	52,079	26,519
Derivative transactions	24.e	18,392	—
Other current liabilities	23	55,622	44,690

Total current liabilities		842,603	731,758

Noncurrent liabilities:
Loans and financing	24	53,153	259,597
Pension and other postretirement benefit plans	26	893	1,132
Reserve for contingencies	25	23,293	21,483

Total noncurrent liabilities		77,339	282,212

Shareholders’ equity
Share capital	28.a	778,838	685,321
Capital reserves	28.b	293,424	378,069
Income reserves	28.c	193,969	79,163
Retained earnings		637,132	637,132

Total shareholders’ equity		1,903,363	1,779,685

Funds for capitalization:
Other funds		131	131

Total funds for capitalization		131	131

Total liabilities and shareholders’ equity		2,823,436	2,793,786

The accompanying notes are an integral part of these consolidated financial statements.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(In thousands of Brazilian reais, except share earnings per thousand shares data)

		Years ended December 31,
	Note	2003	2002	2001
Net operating revenue	4	1,892,451	1,847,631	1,703,299
Cost of services and goods sold	5	(1,052,487)	(981,741)	(877,284)

Gross profit		839,964	865,890	826,015
Operating income (expenses):
Selling	6.a	(387,466)	(392,482)	(293,418)
General and administrative	6.b	(224,408)	(229,947)	(233,479)
Other, net	7	13,309	(16,954)	5,413

Operating income before financial expense		241,399	226,507	304,531
Financial expense, net	8	(15,017)	(15,112)	(83,222)

Operating income		226,382	211,395	221,309
Nonoperating expense, net	9	(8,535)	(1,202)	(991)

Income before minority interests and taxes		217,847	210,193	220,318
Income and social contribution taxes	10	(61,610)	(69,817)	(57,404)

Net income		156,237	140,376	162,914

Shares outstanding at the balance sheet date (thousands)		432,598,218	414,006,458	396,041,635

Earnings per thousand shares (Brazilian reais)		0.36	0.34	0.41

The accompanying notes are an integral part of these consolidated financial statements.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(In thousands of Brazilian reais-R$)

	2003	2002	2001
SOURCES OF FUNDS:
From operations:
Net income	156,237	140,376	162,914
Items not affecting working capital:
Depreciation and amortization	436,934	377,682	283,318
Monetary and exchange variations on noncurrent items	(11,148)	111,043	59,990
Provision for contingencies	3,204	16,937	1,645
Net book value of permanent asset disposals	698	535	643
Shared system depreciation apportionment	4,949	—	—

Total from operations	590,874	646,573	508,510

From third parties:
Prior year adjustments – Pension and other postretirement plans	—	—	839
Tax incentives	288	106	584
Transfer from noncurrent assets to current assets	97,238	—	—
Premium reserve adjustment – restructuring	8,872	—	—
Unclaimed dividends	1,925	7,333	—

Total sources	699,197	654,012	509,933

USES OF FUNDS:
Increase in noncurrent assets	—	8,490	957
Additions to investments	76	83	67
Additions to property, plant and equipment	254,943	370,883	408,656
Addition to deferred assets	1,210	—	—
Decrease of noncurrent liabilities	196,928	167,378	8,339
Interest on shareholders’ equity	42,500	13,500	50,297
Dividends	1,145	90,379	—
Purchase of treasury shares	—	—	764

Total uses	496,802	650,713	469,080

INCREASE (DECREASE) IN WORKING CAPITAL	202,395	3,299	40,853

REPRESENTED BY:
CURRENT ASSETS AT YEAR END	1,143,466	830,226	728,317
CURRENT LIABILITIES AT YEAR END	(842,603)	(731,758)	(633,148)

Working capital at year end	300,863	98,468	95,169
Working capital at beginning of the year	98,468	95,169	54,316

INCREASE (DECREASE) IN WORKING CAPITAL	202,395	3,299	40,853

The accompanying notes are an integral part of these consolidated financial statements.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(In thousands of Brazilian reais)

		Capital Reserves		Income Reserves
			Special		Reserve For
		Tax	Premium		Expansion and	Treasury	Retained
	Share Capital	Incentives	Reserve	Legal Reserve	Modernization	Stocks	Earnings	Total
Balance at December 31, 2000	595,722	3,487	464,843	27,069	—	—	531,352	1,622,473
Tax incentives	—	90	—	—	—	—	—	90
Prior year adjustments – pension and other postretirement benefits	—	—	—	—	—	—	839	839
Purchase of treasury shares	—	—	—	—	—	(764)	—	(764)
Consolidation adjustments - tax incentives	—	—	—	—	—	—	494	494
Net income	—	—	—	—	—	—	162,914	162,914
Transfer to reserves	—	—	—	8,170	—	—	(8,170)	—
Interest on shareholders’ equity	—	—	—	—	—	—	(42,752)	(42,752)
Income tax on interest on shareholders’ equity	—	—	—	—	—	—	(7,545)	(7,545)

Balance at December 31, 2001	595,722	3,577	464,843	35,239	—	(764)	637,132	1,735,749
Treasury shares canceled – Extraordinary Shareholders’ Meeting on April 02, 2002	(764)	—	—	—	—	764	—	—
Capital increase – Board of Directors Meeting on April 29, 2002	90,363	—	(90,363)	—	—	—	—	—
Fiscal incentives	—	12	—	—	—	—	—	12
Unclaimed dividends at holding Company	—	—	—	—	—	—	4,187	4,187
Consolidation adjustments:
Tax incentives	—	—	—	—	—	—	94	94
Unclaimed dividends at subsidiaries	—	—	—	—	—	—	3,146	3,146
Net income	—	—	—	—	—	—	140,376	140,376
Appropriations:
Transfer to legal reserve	—	—	—	7,181	—	—	(7,181)	—
Transfer to expansion reserve	—	—	—	—	36,743	—	(36,743)	—
Proposed dividends	—	—	—	—	—	—	(90,379)	(90,379)
Interest on shareholders’ equity	—	—	—	—	—	—	(11,475)	(11,475)
Income tax on interest on shareholders’ equity	—	—	—	—	—	—	(2,025)	(2,025)

Balance at December 31, 2002	685,321	3,589	374,480	42,420	36,743	—	637,132	1,779,685
Capital increase – Board of Directors Meeting on March 31, 2003	93,517	—	(93,517)	—	—	—	—	—
Unclaimed dividends at holding Company	—	—	—	—	—	—	1,525	1,525
Consolidation adjustments:
Tax incentives	—	—	—	—	—	—	288	288
Unclaimed dividends at subsidiaries	—	—	—	—	—	—	401	401
Adjustment of Premium reserve	—	—	8,872	—	—	—	—	8,872
Net income for the year	—	—	—	—	—	—	156,237	156,237
Appropriations:
Transfer to legal reserve	—	—	—	7,846	—	—	(7,846)	—
Transfer to expansion reserve	—	—	—	—	106,960	—	(106,960)	—
Proposed dividends	—	—	—	—	—	—	(1,145)	(1,145)
Interest on shareholders ’ equity	—	—	—	—	—	—	(36,125)	(36,125)
Income tax on interest on shareholders’ equity	—	—	—	—	—	—	(6,375)	(6,375)

Balance at December 31, 2003	778,838	3,589	289,835	50,266	143,703	—	637,132	1,903,363

The accompanying notes are an integral part of these consolidated financial statements.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 and 2001
(In thousands of Brazilian Reais)

	Years ended December 31,
	2003	2002	2001
Operating activities:
Net income	156,237	140,376	162,914
Items not affecting working capital:
Depreciation and amortization	436,934	377,682	283,318
Monetary/exchange variation on long-term loans and financing	(39,493)	189,088	113,266
Loss on permanent asset disposals	180	196	329
Shared-system depreciation apportionment	4,951	—	—
Provision for loss on tax incentives investments	7,917	—	—
Provision for doubtful accounts	40,239	96,810	71,847
Increase in customer accounts receivable	(146,788)	(61,938)	(30,190)
(Increase) decrease in taxes receivable	42,427	39,763	(15,870)
(Increase) decrease in other current assets	67,321	(57,606)	51,863
(Increase) decrease in other noncurrent assets	10,636	(63,679)	3,325
Increase in payroll and related accruals	6,829	10,331	2,484
Increase (decrease) in accounts payable and accrued expenses	45,648	84,222	(71,098)
Increase (decrease) in taxes other than income taxes	9,085	(49,310)	18,554
Increase (decrease) in other current liabilities	19,938	6,458	(2,143)
Increase (decrease) in accrued interest	59,165	9,938	(15,862)
Decrease in income taxes payable	—	(697)	(2,552)
Increase (decrease) in reserve for contingencies	27,370	28,476	8,766
Increase (decrease) in pension and other post-retirement benefit Plans	(5,231)	2,101	—
Increase in other noncurrent liabilities	—	4,699	18,656

Net cash provided by operating activities	743,365	756,910	597,607

Investing activities:
Additions to property, plant and equipment	(254,943)	(370,883)	(408,656)
Additions to deferred charges	(1,210)	—	—
Proceeds from asset disposals	518	339	314

Net cash used in investing activities	(255,635)	(370,544)	(408,342)

Financing activities:
Loans repaid	(200,124)	(246,502)	(398,377)
New loans obtained	7,830	—	217,137
Purchase of treasury shares	—	—	(764)
Dividends and interest on shareholders’ equity paid	(16,371)	(116,252)	(47,108)

Net cash used in financing activities	(208,665)	(362,754)	(229,112)

Increase (decrease) in cash and cash equivalents	279,065	23,612	(39,847)
Cash and cash equivalents at beginning of year	109,373	85,761	125,608

Cash and cash equivalents at end of year	388,438	109,373	85,761

The accompanying notes are an integral part of these consolidated financial statements.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

1. Operations and background

     Tele Sudeste Celular Participações S.A. was formed on May 22, 1998, through the spin-off of certain assets and liabilities of Telebrás, a state-owned company which hold the monopoly for the telecommunication services in Brazil, including 70.7% and 85.2% of the share capital of Telerj Celular S.A. and Telest Celular S.A., respectively. Until August 4, 1998, these Companies were controlled by the Federal Government. On July 29, 1998, the Federal Government separated Telebrás into twelve newly formed holding companies (the “New Holding Companies”) and sold to twelve buyers (the “New Controlling Shareholders”) its rights to receive shares of the New Holding Companies. In connection with this sale, the Federal Government assigned to the New Controlling Shareholders substantially all its economic and voting rights with respect to the New Holding Companies and, as a consequence, effective August 4, 1998 the New Controlling Shareholders controlled the New Holding Companies.

     Tele Sudeste Celular Participações S.A. is a publicly traded Company controlled by Brasilcel N.V. (53.57% of total capital), Sudestecel Participações S.A. (22.01% of total capital), and Tagilo Participações Ltda. (10.61% of total capital) as of December 31, 2003. Sudestecel Participações S.A. is controlled by Brasilcel N.V. (89,5% of total capital), NTT Docomo, INC. (7% of total capital) and Itochu Corporation (3.50% of total capital) and Tagilo is held by Brasilcel N.V. (100.00% of total capital).

     Brasilcel N.V. is owned by Telefónica Móviles S.A. (50.00% of total capital), PT Móveis Serviços de Telecomunicações, SGPS, S.A. (49.999% of total capital) and Portugal Telecom, SGPS, S.A. (0.001% of total capital).

     On December 31, 2003, Tele Sudeste Celular Participações S.A (the “Holding Company,” or together with its subsidiaries, the “Company” ) holds 100% of the capital of Telerj Celular S.A. (“Telerj”) and Telest Celular S.A (“Telest”), which are providers of cellular telecommunications services in the States of Rio de Janeiro and Espírito Santo, respectively, and are also engaged in related activities required or useful for the performance of these services, in conformity with concessions and authorizations granted to them.

     The subsidiaries’ activities, including the services that they may provide and the tariffs they may charge, are regulated by Agência Nacional de Telecomunicações (“Anatel”), the regulatory authority for the Brazilian telecommunications industry pursuant to Law No. 9,472 of July 16, 1997.

     Migration from SMC to SMP

     On December 10, 2002 the Authorization Terms for Personal Mobile System were signed between ANATEL and the subsidiaries, which became effective as of the publication in the Official Federal Gazette on December 12, 2002.

     The authorizations granted to the subsidiaries Telerj and Telest are effective for the remaining period of their concessions, previously granted and presently substituted through, November 30, 2005 and November 30, 2008, respectively, and will be renewable for an additional period, for a 15 year term, subject to a renewal fee.

     On July 6, 2003, wireless operators in Brazil implemented the Carriers Selection Code (CSP) on national (VC2 and VC3) and international long distance calls, according to SMP rules. The operators no longer receive VC2 and VC3 revenues; instead, they receive interconnection revenues for the use of their networks on these calls.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

2. Presentation of the financial statements

a.	Presentation of consolidated financial statements as of and for the years ended December 31, 2003, 2002 and 2001

     The accompanying financial statements are a translation and adaptation from those originally issued in Brazil. Certain reclassifications, modifications and changes in terminology have been made in order to conform more closely to reporting practices in the United States.

b.	Methods of presentation of the Financial Statements

     Until December 31, 1995, publicly-traded companies in Brazil were required to prepare financial statements pursuant to two methods: (i) the corporate law method, which was and remains valid for all legal purposes, including the basis for determining income taxes and calculation of mandatory minimum dividends; and (ii) the constant currency method, to present supplementary price-level adjusted financial statements, pursuant to standards prescribed by the Brazilian Securities Commission (CVM).

(i)	The Corporate Law Method

The corporate law method provided a simplified methodology for accounting for the effects of inflation until December 31, 1995. It consisted of restating permanent assets (property, plant and equipment, investments and deferred charges) and stockholder’s equity accounts using indices mandated by the Federal Government. The net effect of these restatements was credited or charged to the statement of operations in a single caption, usually entitled “Monetary correction adjustments” or “Inflation adjustments”.

(ii)	The Constant Currency Method

Under the Constant Currency Method, all historical Brazilian real amounts in the financial statements and notes thereto are expressed in constant purchasing power as of latest balance sheet date, in accordance with standards prescribed by the CVM for publicly traded entities. Under the Constant Currency Method, financial statements are adjusted for inflation up to December 31, 2000.

c.	Change in Basis of Presentation of Financial Statements

     The accompanying consolidated financial statements are prepared in accordance with Brazilian corporate law, standards applicable to concessionaries of public telecommunications services, and accounting standards and procedures established by the Brazilian Securities Commission – CVM, which includes monetary restatement of permanent assets and shareholder’s equity through December 31, 1995 (hereinafter referred to as “BR CL”).

     In prior periods, the Company had prepared its financial statements for presentation in the United States in accordance with the Constant Currency Method. In order to conform the financial statements for the use of its shareholders in the United States to the same basis used in the primary market in Brazil, the Company has elected to present its financial statements in accordance with BR CL.

d.	Summarized financial statements for the two prior years under Constant Currency Method

The following is summarized condensed financial information previously reported using the Constant Currency Method:

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

	December 31,
	2002	2001
Assets
Current assets	848,545	728,317
Noncurrent assets	378,170	369,680
Permanent assets	1,751,098	1,858,345

Total assets	2,977,813	2,956,342

Liabilities and Shareholders’ equity
Total current liabilities	759,137	646,616
Total noncurrent liabilities	329,493	398,481
Total shareholders’ equity	1,889,009	1,911,071
Total funds for capitalization	174	174

Total liabilities and shareholders’ equity	2,977,813	2,956,342

	Years ended December 31,
	2002	2001	2000
Income Statement
Net operating revenue	1,847,631	1,703,299	1,561,474
Cost of goods and services sold	(1,110,522)	(963,211)	(920,485)

Gross profit	737,109	740,088	640,989
Income before taxes and minority interest	110,197	116,655	141,706

Net income for the year	74,378	94,497	92,399

Reconciliation of net income and shareholders’ equity balances between BR CL and the Constant Currency Method is as follows:

	2002	2001	2000
Net income according to BR CL	140,376	162,914	121,876
(-) Realization of assets (depreciation, amortization and write-offs)	(99,997)	(103,664)	(83,385)
(+) Inflationary gains on monetary items, net	—	—	16,648
(+) Reversal of deferred taxes	33,999	35,247	24,632
(+) Minority interest on above adjustments	—	—	12,628

(=) Net income according to the Constant Currency Method	74,378	94,497	92,399

	2002	2001
Shareholders’ equity as of December 31 according to BR CL	1,779,685	1,735,749
(+) Balance remaining from the constant currency appreciation until December 31, 2000	165,664	265,661
(-) Deferred taxes on above balance	(56,340)	(90,339)

(=) Shareholders’ equity as of December 31 according to the Constant Currency Method	1,889,009	1,911,071

e. Principles of consolidation

     These consolidated financial statements include the accounts operations of the Holding Company, Telerj and Telest as of December 31, 2003 and 2002 and for the three years in the period ended December 31, 2003. All inter-company balances and transactions have been eliminated on consolidation.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

f. Reclassifications

     Certain reclassifications have been made to the prior periods to conform to the 2003 presentation.

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

c. Provision for doubtful accounts

     Provision is made for trade accounts receivable whose recoverability is not considered probable.

d. Foreign currency transactions

     Are recorded at the prevailing exchange rate at the date of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Resulting gains and losses related to exchange variations on foreign currency denominated assets and liabilities are recognized in the statements of income, as part of financial expense, net.

     Exchange variation and premiums related to foreign currency are calculated and recorded on an accrual basis regardless of the settlement period.

e. Inventories

     Consist of handsets and accessories stated at the average cost of acquisition. A provision is recognized to adjust the cost of handsets and accessories to net realizable value for inventory considered obsolete or slow-moving.

f. Prepaid expenses

     Are stated at amounts disbursed for expenses which have not been incurred.

g. Property, plant and equipment

     Property, plant and equipment are stated at acquisition or construction cost less accumulated depreciation, restated for inflation until December 31, 1995. Cost incurred for maintenance and repair, which increase installed capacity or useful life are capitalized. Other maintenance and repair costs are charged to income as incurred. Depreciation is calculated using the straight-line method based on the estimated useful lives of the underlying assets. Depreciation rates are shown in Note 18(b).

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

     Through 1998, capitalized interest was calculated at a rate of 12% per annum on construction-in-progress. In 2003 and 2002, the Company capitalized interest on construction-in-progress using the specific interest rates of the loans that financed the construction-in-progress. The Company did not capitalize interest in 2001.

h. Vacation payable accrual

     Cumulative vacation payable due to employees is accrued as earned.

i. Accrual for rewards program

     The Subsidiaries have implemented a rewards program that enables users to accumulate points based on cellular services used, which may be exchanged in the future for cellular handsets. An accrual is recorded based on points earned as of the balance sheet date which are calculated, considering the cost of the cellular handsets and the expected utilization based on the registered customer’s consumption profile.

j. Income and social contribution taxes

     Income and social contribution taxes are calculated and recorded based on the tax rates in effect on the balance sheet date, on an accrual basis. Deferred income taxes attributable to temporary differences and loss carryforwards are recorded as assets or liabilities when it is more likely than not that the assets will be realized.

k. Loans and financing

     Loans and financing are updated for monetary and/or exchange variations and include accrued interest to the balance sheet date.

l. Fistel fee

     Fistel (Telecommunication Inspection Fund) fee paid at activation of subscribers are deferred and amortized over the customers’ estimated retention period, equivalent to 24 months.

m. Reserve for contingencies

     A reserve is recorded based on the opinion of management and the Company’s external legal counsel relating to cases in which the likelihood of an unfavorable outcome is probable.

n. Pension and postretirement benefits

     The subsidiaries, together with other companies of the Brazilian Telecommunications System, sponsor a private pension entity (SISTEL) to manage the pension funds (defined benefit and defined contribution) and other postretirement benefits to their employees. Actuarial liabilities are determined using the projected unit credit method and plan assets are stated at fair market value. Actuarial gains and losses are recorded in income (See Note 25).

o. Revenue recognition

     Revenue from services is recognized when the services are rendered. Billing is on a monthly basis. Unbilled revenues are estimated and recognized as revenue when the services are rendered. Revenue from the sale of prepaid cellular handset cards is deferred and recognized in income when such cards are used, based on minute usage. Revenue from the sale of handsets and accessories is recorded at the moment of the sale to the final customer. Sales made through dealers are recorded as revenue when the handsets are activated.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

p. Financial expense, net

     Represents interest earned (incurred) during the period and monetary and exchange variation resulting from financial investments and loans and financing. Gains and losses on derivative contracts are also included in financial expense, net.

q. Derivatives

     The Company enters into certain derivative contracts to manage the exposure of its cash flows in foreign currency to fluctuations in the exchange rates in relation to the Brazilian real. These derivative contracts are calculated and recorded based on contractual terms, and the exchange rates in effect at the balance sheet date. Resulting gains and losses, realized or unrealized, are recorded as “Financial expense, net”. Premiums paid or received in advance are deferred for amortization over the period of the respective contracts.

r. Research and development

     Research and development costs are charged to expense as incurred and recorded as general and administrative expenses. Research and development expense in 2001 amounted to R$790. The Company did not incur research and development expenses in 2003 and 2002.

s. Advertising expense

     Advertising costs are charged to expense as incurred.

t. Employees’ profit sharing

     Accruals are made to recognize the estimated expenses for employee’s profit sharing, for which payment is subject to approval at the annual Shareholders’ Meeting.

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

x. Use of estimates

     The preparation of consolidated financial statements in conformity with BR CL requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

4. Net operating revenue

	2003	2002	2001
Monthly subscription charges	198,496	281,613	367,211
Usage charges	1,028,300	858,877	742,373
Charges for use outside the concession area	12,390	23,950	25,267
Additional charges per call	47,237	43,146	53,423
Network usage charges	809,860	795,067	702,049
Additional services	27,778	15,539	13,004
Other	7,823	40	67

Gross operating revenue from services	2,131,884	2,018,232	1,903,394
Value-added tax on services and goods sold – ICMS	(385,108)	(297,709)	(287,208)
Employees’ profit participation program –PIS	(13,839)	(13,087)	(12,173)
Social contribution on billing – COFINS	(63,749)	(60,393)	(56,182)
Service tax – ISS	(79)	—	—
Discounts granted	(23,236)	(30,050)	(45,983)

Net operating revenue from services	1,645,873	1,616,993	1,501,848

Goods sold (handsets and others)	394,577	348,635	283,244
Value-added tax on services and goods sold – ICMS	(33,493)	(35,527)	(27,796)
Employees’ profit participation program –PIS	(5,382)	(2,362)	(1,548)
Social contribution on billing – COFINS	(9,785)	(8,571)	(7,147)
Discounts granted	(74,961)	(51,063)	(18,545)
Returns of goods	(24,378)	(20,474)	(26,757)

Net operating revenue from goods sold (handsets and others)	246,578	230,638	201,451

Net operating revenue	1,892,451	1,847,631	1,703,299

     There were no customers who contributed more than 5% of total gross operating revenues of the Company in 2003, 2002 and 2001, except for TELEMAR, the fixed service provider for the area that contributed approximately 23% of total gross operating revenues in 2003 (26% and 25% in 2002 and 2001, respectively), mainly in relation to network usage charges.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

5. Cost of services and goods sold

	2003	2002	2001
Depreciation and amortization	(325,786)	(288,519)	(235,462)
Products sold	(367,833)	(325,542)	(289,154)
Interconnection/ interlinks	(128,657)	(130,846)	(125,685)
Network connections	(74,764)	(84,332)	(76,051)
Outside services	(34,224)	(34,548)	(34,301)
Taxes	(59,616)	(60,624)	(63,373)
Rent, insurance and building services fees	(44,013)	(40,493)	(39,909)
Personnel	(15,573)	(14,631)	(13,283)
Other	(2,021)	(2,206)	(66)

	(1,052,487)	(981,741)	(877,284)

6. Operating (expenses):

a. Selling

	2003	2002	2001
Outsourced services (i)	(228,349)	(190,841)	(156,611)
Provision for doubtful accounts	(40,239)	(96,810)	(71,847)
Personnel	(41,980)	(44,066)	(31,069)
Depreciation	(61,295)	(47,131)	(18,962)
Rent, insurance and building services fees	(11,139)	(9,789)	(8,610)
Materials	(3,295)	(3,211)	(3,120)
Taxes	(381)	(360)	(357)
Other	(788)	(274)	(2,842)

	(387,466)	(392,482)	(293,418)

     (i) Outsourced services include advertising expenses amounting to R$73,183, R$53,821, R$42,024, for the years ended December 31, 2003, 2002 and 2001.

b. General and administrative

	2003	2002	2001
Outsourced services	(102,620)	(121,452)	(121,469)
Depreciation	(49,258)	(42,032)	(28,894)
Personnel	(49,976)	(39,043)	(58,472)
Rent, insurance and building services fees	(13,949)	(11,408)	(18,563)
Taxes	(2,923)	(8,057)	(1,018)
Materials	(4,328)	(3,837)	(3,365)
Other	(1,354)	(4,118)	(1,698)

	(224,408)	(229,947)	(233,479)

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

7. Other operating income (expense), net

	2003	2002	2001
Other operating income
Fines	9,816	10,175	9,905
Recovered expenses	27,470	6,344	5,859
Reimbursement of shared costs	3,066	703	—
Other	17,177	17,930	4,182
Other operating expense
Provision for contingencies	(20,467)	(28,527)	(10,290)
Taxes other than income taxes	(18,355)	(19,105)	(3,805)
Amortization of pre-operational expenses	(595)	—	—
Other	(4,803)	(4,474)	(438)

	13,309	(16,954)	5,413

8. Financial expense, net

	2003	2002	2001
Interest income on short-term investments	82,114	42,674	20,809
Interest expense on loans and financing	(12,001)	(23,303)	(56,656)
Monetary/exchange variation	61,528	(238,090)	(113,266)
Net gain (loss) on derivative transactions	(112,341)	221,010	76,807
Other, net	(34,317)	(17,403)	(10,916)

	(15,017)	(15,112)	(83,222)

     In 2003 and 2002, financial expense is presented net of capitalized interest during the year in the aggregate amount of R$40,443 and R$30,411, respectively. No interest was capitalized during the year ended December 31, 2001.

9. Nonoperating expense, net

	2003	2002	2001
Gain (loss) on permanent asset disposals	(180)	(196)	(329)
Provision for loss on tax incentive investments	(7,917)	—	—
Other	(438)	(1,006)	(662)

	(8,535)	(1,202)	(991)

10. Income and social contribution taxes

     Brazilian income taxes comprise federal income tax and the social contribution tax. For the three-year period ended December 31, 2003, the income tax rate was 25% and the social contribution tax rates were 9%. Deferred income tax assets and liabilities related to temporary differences and tax loss carryforwards were calculated at the tax rate of 34%.

     The composition of income tax expense is as follows:

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

	2003	2002	2001
Current
Income tax	1,306	2,015	97
Social contribution charge	480	718	30
Deferred	59,824	67,084	57,277

Total income and social contribution taxes	61,610	69,817	57,404

     The following is a reconciliation of the reported income tax expense and the amount calculated by applying the combined statutory tax rates of 34% in 2003, 2002 and 2001:

	2003	2002	2001
Income before taxes as reported in the accompanying financial statements	217,847	210,193	220,318

Taxes charged at the combined statutory rate	74,068	71,466	74,908
Permanent additions:
Non-deductible expenses	2,032	2,999	739
Permanent exclusions:
Interest on shareholders’ equity (Note 28)	(14,450)	(4,590)	(17,101)
Other	(40)	(58)	(1,142)

Income and social contribution taxes as reported in the accompanying financial statements	61,610	69,817	57,404

Effective rate	28.3%	33.2%	26.06%

     The composition of deferred tax assets is as follows:

	2003	2002
Deferred tax assets:
Tax credit on amortization of goodwill (Note 27)	168,351	254,222
Accrual/ Allowance for:
Inventory obsolescence	9,877	5,564
Contingencies	25,626	16,321
Doubtful accounts	10,773	10,835
Rewards program	6,718	7,813
Income tax and social contribution tax losses carryfowards	41,862	32,670
Accelerated depreciation	17,344	9,164
Other	15,522	8,444

Total (see Note 14)	296,073	345,033

Current	112,111	109,240
Noncurrent	183,962	235,793

     Deferred taxes have been recorded as it is more likely than not that they will be realized, as follows:

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

a)	Tax carryforwards, mainly from the subsidiaries, will be compensated up to a limit of 30% limit of the tax basis for upcoming years. The Company estimates based on projected future taxable income that these tax carryforwards will be recovered within 5 years.

b)	Tax credits from corporate restructuring - represented by the balance of goodwill net of the equity maintenance reserve (see Note 27); the realization of these tax credits occurs in the same proportion as the amortization of goodwill in the subsidiaries. Studies by external consultants used in the restructuring process support the recovery of the amount in five years.

c)	Temporary differences: The realization will occur by payment of provisions, the effective loss on allowance for doubtful accounts or provision for obsolescence.

11. Supplemental cash flow information

	2003	2002	2001
Income and social contribution tax paid	2,120	37,740	41,651
Interest paid	34,373	47,651	72,519

     Non-cash transactions:

	2003	2002	2001
Tax incentive investment credits received	288	106	584

12. Cash and cash equivalents

	2003	2002
Banks	11,102	16,704
Temporary cash investments	377,336	92,669

Total	388,438	109,373

Temporary cash investments refer principally to bank deposit certificates (CDBs) which are indexed to interbank deposit (CDI) rates.

13. Trade accounts receivable, net

	2003	2002
Unbilled services	81,573	50,308
Billed services	93,157	68,894
Interconnection	95,900	96,070
Receivables from products sold	106,743	89,503
Allowance for doubtful accounts	(31,685)	(31,867)

Total	345,688	272,908

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

     There were no customers who contribute more than 10% of trade accounts receivable, net of the Company in 2003 and 2002, except for TELEMAR, the fixed service provider for the area that contributed approximately 16% and 22% of such account in 2003 and 2002, respectively, mainly in relation to interconnection charges.

     The changes in the allowance for doubtful accounts were as follows:

	2003	2002	2001
Beginning balance	31,867	37,626	22,261
Provision	40,239	96,811	71,847
Write-offs	(40,421)	(102,570)	(56,482)

Ending balance	31,685	31,867	37,626

14. Deferred and recoverable taxes

	2003	2002
Federal income tax	104,079	86,556
Social contribution tax	37,469	13,752
Deferred tax assets	296,073	345,033
Withholding tax	8,700	21,656
Sales and other taxes	71,401	75,584

	517,722	542,581

Current	263,610	268,663
Noncurrent	254,112	273,918

15. Inventories

	2003	2002
Cellular handsets and accessories	75,857	70,625
Supplies	4,542	5,001
Reserve for obsolescence	(29,050)	(16,366)

	51,349	59,260

     Reserve for obsolescence is calculated for cellular handsets which are considered to be obsolete or for slow moving inventories.

16. Prepaid expenses

	2003	2002
Fistel fee	9,553	12,251
Rents	8,395	8,362
Advertising	13,076	2,065
Employees benefits	1,255	1,238

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

	2003	2002
Others	7,236	10,517

	39,515	34,433

Current	27,143	19,522
Noncurrent	12,372	14,911

17. Other assets

	2003	2002
Judicial deposits	9,759	2,732
Employees advance	1,485	1,523
Credit with suppliers	13,003	5,527
Related parties credits	33,769	28,185
Subsidy on handset sales	5,899	—
Other assets	8,660	4,992

	72,575	42,959

Current	67,238	42,747
Noncurrent	5,337	212

     The subsidy on handsets sales to dealers began to be deferred in 2003, and recorded in income as the handsets’ network became ready for operation. Due to this procedure, net income for the year ended December 31, 2003 was increased by R$3,893, net of taxes.

18. Property, plant and equipment, net

     a. Composition

	2003			2002
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value
Construction-in-progress	158,357	—	158,357	213,721
Automatic switching equipment	698,936	(416,303)	282,633	318,027
Transmission equipment	1,404,108	(953,682)	450,426	533,916
Handset (ii)	130,359	(94,993)	35,366	39,546
Buildings	73,327	(10,628)	62,699	62,122
Infrastructure	327,857	(156,366)	171,491	172,010
Software	261,210	(106,301)	154,909	154,297
Other assets (i)	147,593	(65,460)	82,133	91,418

	3,201,747	(1,803,733)	1,398,014	1,585,057

(i)	Other assets balance includes the book value of land of R$4,353 as of December 31, 2003 and 2002.

(ii) In March 2003, the Company changed its estimate of the useful life of handsets from 24 to 18 months to better reflect the impact of usage of these assets. The effect for this year of the referred change was an increase in depreciation expenses in the amount of R$2,697 as compared with the prior year.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

     In 2003, the Company capitalized as assets the financial expenses on loans, that are used for financing the construction in progress, in the amount of R$40,443 (R$30,411 in 2002). The Company did not capitalize interest in 2001.

b. Depreciation rates

     The annual depreciation rates applied to property, plant and equipment for the years ended December 31, 2003, 2002 and 2001 are as follows:

%
Automatic switching equipment	14.29
Transmission equipment	14.29
Terminal equipment (i)	66.67
Buildings	4.00
Infrastructure	5.00 - 20.00
Software rights	20.00
Other assets (excluding land)	0-20.00

(i)	50.00% and 33.33% for the years ended December 31,2002 and 2001, respectively.

c. Rentals

     The Company rents equipment and premises through a number of operating leases agreements that expire at different dates. Total annual rent expense under these agreements was R$67,102, R$55,565 and R$60,679 for the years ended December 31, 2003, 2002 and 2001, respectively. Rental commitments relate primarily to facilities. The future minimum rental payments under non-cancelable leases are as follows:

(Unaudited)
Year ending December 31,	Amount
2004	35,504
2005	33,904
2006	25,814
2007	20,982
2008	18,293
2009 and thereafter	18,347

Total minimum payments	152,844

19. Payroll and related accruals

	2003	2002
Wages and salaries	76	—
Accrued social security charges	12,665	10,264
Accrued benefits	14,289	11,421
Payroll withholdings	2,687	1,203

	29,717	22,888

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

20. Accounts payable and accrued expenses

	2003	2002
Suppliers	351,293	324,953
Interconnection and interlink	74,955	53,622

	426,248	378,575

21. Taxes other than income taxes

	2003	2002
ICMS (State VAT)	20,943	13,998
PIS and COFINS (taxes on operating revenues)	12,519	8,280
FISTEL fee	5,612	2,726
FUST and FUNTTEL (regulatory charges)	1,101	1,235
Other	3,845	—

	44,020	26,239

22. Dividends payable

	2003	2002
Payable by the Company to:
Common shareholders	14,063	4,280
Preferred shareholders	23,207	13,204
Prior year dividends not claimed	13,453	14,441

	50,723	31,925

     Dividends payable as of December 31, 2003 include interest on shareholders’ equity in the amount of R$36,125,net of withholding income tax of R$6,375, (R$11,475 in 2002) and proposed dividends of R$1,145 (R$90,379 in 2002), which payments are subject to approval at the annual shareholders ’ meeting.

     In accordance with the Company Social Article and in conformity to the Corporate Law 6.404/76, unclaimed dividends prescribe after 3 years as of the date payments commence.

23. Other current liabilities

	2003	2002
Prior year dividends not claimed	13,453	14,441
Accrual for rewards program	19,760	22,980
Advances from customers-prepaid recharge cards	21,786	19,679
Others	14,076	2,031

	55,622	44,690

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

24. Loans and financing

a. Composition of Debt at December 31:

	Currency	Annual interest	Maturity	2003	2002
	(1)
Financial institutions-
Citibank – OPIC (i)	US$	4.30% p.a. + Libor	Nov/2004	36,115	88,332
Resolution no. 63 and 2770 (ii)	US$	4.14% to 14,00% p.a.	Jan/2004 to Oct/2005	80,898	192,564
Resolution 4,131 (iii)	US$	2.30% to 11.77% p.a.	Jun/2004	73,489	133,084
NEC do Brasil S.A. (iv)	US$	7,30% p.a.	May/2004 to Nov/2005	18,037	33,087
Accrued Interest			Jan/2004 to Aug/2004	10,416	13,452

				218,955	460,519

Current				165,802	200,922
Noncurrent				53,153	259,597

(1)	At December 31, 2003 and 2002, 1(one) US dollar has equivalent to R$2.8892 and R$3.5333, respectively.

(i)	Loans from Citibank-OPIC - refer to financing obtained for the expansion and modernization of the cellular network.

(ii)	Resolutions 63 and 2770 issued by Central Bank of Brazil - enables Brazilian financial institutions to re-lend loan proceeds from international borrowings to local borrowers.

(iii)	Resolution 4,131 – represents the assumption of debt originally contracted by an unrelated party and receipt of the corresponding proceeds thereof, intermediated by a Brazilian financial institution.

(iv)	Loans from NEC do Brasil supplier and Export Development Corporation of Japan refer to supplier credit for the financing of fixed assets purchased from NEC do Brasil.

b. Repayment schedule

     The noncurrent portion as of December 31, 2003 matures as follows:

2005	53,153

53,153

c. Restrictive covenants

     The financing from Citibank – OPIC has restrictive covenants, which include restrictions related to indebtedness level, EBITDA (Earnings Before Taxes, Interest, Depreciation and Amortization) and financial expenses. The Company was in compliance with all such covenants at December 31, 2003. Further more, these covenants have not restricted the Company’s ability to conduct its normal business or incur additional debt to fund its working capital or capital expenditures needs as of the date of this annual report.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

d. Guarantees

Creditors	Guarantee
Citibank	Overseas Private Investment Corporation (OPIC) - guarantee only for political risk
Resolution no. 63	Promissory Notes
Assumption of Debt and Resolution no. 4.131	Promissory Notes
NEC do Brasil S.A.

e. Derivatives

     On December 31, 2003, Telerj had outstanding currency swap contracts with notional amounts of US$126,563 thousand (US$139,433 thousand on December 31, 2002), to hedge coverage of its entire foreign currency liabilities. These swaps contain rates ranging from US$ + 1,5% per year to US$ +14,3% per year and maturities from January 5, 2004 to November 28, 2005.

     Under the terms of the swap arrangements, the Company is required to pay the counter parties the amount that the variation of the CDI (Brazilian bank certificates of deposit rate) on the notional value exceeds the variation of the U.S. dollar exchange rate. If the inverse occurs, the subsidiaries are entitled to receive the difference from the counter parties. The gains and losses attributable to these instruments are calculated as if the contract were settled on the balance sheet date and accrued and recognized as an adjustment to financial income or expense in the period in which the change occurs. As of December 31, 2003, the Company had recorded a net loss of R$10,760 (net gain of R$137,698 on December 31, 2002) on its exchange hedge operations, represented by a balance of R$7,632 in long-term assets (R$57,753 in current assets and R$79,945 in long-term assets on December 31, 2002), and current liability of R$18,392.

25. Reserve for contingencies

     The Company is party to a number of lawsuits, with respect to labor, tax and civil claims. The Company’s management, based on external legal counsel’s opinion, has recognized a provision for those claims for which an unfavorable outcome is considered probable.

     Components of the reserve are as follows:

	2003	2002
Labor claims	8,042	7,848
Civil claims	15,403	4,944
Disputed taxes	51,927	35,210

	75,372	48,002

Current	52,079	26,519
Long-term	23,293	21,483

The changes in the reserve for contingencies are as follows:

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

	2003	2002	2001
Beginning balance.	48,002	19,526	10,760
Additional reserve	20,467	28,527	10,290
Monetary variation	8,677	—	—
Payments	(365)	(48)	(792)
Reversals	(1,409)	(3)	(732)

Ending balance	75,372	48,002	19,526

     The main tax contingencies, in which the subsidiaries are involved, are as follows:

25.1 Tax Claims

          Probable losses

a)	ICMS

The subsidiaries, based on legal counsel’s opinion, recognized a provision in the amount of R$12,097, being R$161 for Telerj and R$11,936 for Telest, as of the year ended December 31, 2003 (R$12,132 as of December 31, 2002) regarding fiscal assessments of ICMS received in 2002, which are examined at administrative level.

b)	PIS and COFINS

On November 27, 1998, computation of the PIS and COFINS tax was altered by Law no. 9,718 that (i) increased the COFINS rate from 2% to 3%, (ii) authorized the deduction of up to 1/3 of the COFINS from the Social Contribution on Net Profits – CSLL and (iii) indirectly increased the PIS and COFINS due by the subsidiaries, by determining the inclusion of the revenues exceeding billing in their tax calculation bases.

According to the Company’s external legal counsel, this increase is unconstitutional, since: (i) article 195 of the Brazilian Federal Constitution, in force at the date Law 9,718 was enacted, established that the PIS and COFINS tax would only be due on payroll, billing and profits; (ii) the Federal Government made use of an improper means to increase the rate of the PIS and the COFINS taxes, i.e., the increase was introduced through an ordinary law, instead of a complementary law.; (iii) the Government did not comply with the ninety-day term as from publication for the increase in tax rate to take effect.

Both Telerj and Telest obtained judicial decisions authorizing them to exclude the revenues exceeding billing from the PIS and COFINS tax calculation bases and also authorizing those Companies to continue to pay the COFINS tax at the 2% (two percent) rate.

With respect to the claim filed by Telerj, this decision was partially revoked in August 2000, only remaining valid the authorization to exclude the revenues exceeding billing from the tax calculation bases. In September 2000, due to this decision, Telerj paid the updated amount of R$12,473. With respect to the part still valid, Telerj set up a provision of R$35,726 for the year ended December 31, 2003 (R$20,931 as of December 31, 2002). Telest set up a provision of R$4,104 (R$2,147 as of December 31, 2002).

Due to the alterations introduced by Law no. 10,637/02, the subsidiaries Telerj and Telest started to include revenues exceeding billing in the PIS tax calculation basis as from December 2002. However, the

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

provisions for taxable events prior to said law remain accrued, in addition to being duly supported by the aforementioned judicial decisions.

Possible Loss

Based on the Company’s external legal counsel and tax advisors, the Company’s Management believes that the probability of an adverse outcome relating to the claims described below is possible and consequently, a provision has not been recorded for these items.

a)		ICMS, ISS and other taxes

The subsidiaries Telerj and Telest receive tax assessment notifications in the total amount of R$44,666 for: (i) R$26,625 – lack of payment of the ICMS tax on eventual or complementary services not classified as telecommunication services; (ii) R$5,460 – lack of payment of the ICMS tax on international calls originating from Brazil destined for abroad; (iii) R$1,113 – lack of payment of the ICMS tax on calls originating from administrative terminals and tests used by employees; (iv) R$11,468 – in respect of several notifications regarding the ICMS, ISS and other taxes that are being challenged at the administrative level.

b)		CSLL

Telerj was notified for having used part of the CSLL negative tax calculation basis determined by the Company (Telecomunicações do Rio de Janeiro S.A.) from which it originated through a spin-off for year 1997. For the year ended December 31, 2003, said infringement notice amounts to R$4,065.

	25.2	Labor and Civil Claims

These claims comprise several labor and civil litigations, for which provision has been set up as previously mentioned, and that is considered sufficient to cover probable losses on those lawsuits.

With respect to the claims with possible loss, the amount provided for is R$15,566 for civil claims and R$4,234 for labor claims.

a)		Litigation Related to the Ownership of Caller ID

In July 2002, the Company, together with other Brazilian mobile telecommunication operators, were named as defendants in an action filed by Lune Projetos Especiais Telecommunicação Comércio Ind. Ltda., or Lune, pursuant to which Lune claims to be the owner of patents relating to Equipamento Controlador de Chamadas Entrantes e do Terminal Telefônico, or Caller ID, and also that the mobile telecommunication operators are using the patent without proper authorization. Therefore, Lune demands that the operators cease to provide Caller ID services and that it should be indemnified for the unauthorized use of the Caller ID system, upon payment of fees received by the operators in consideration of the use of the system by their customers. Based on the opinion of the Company’s management and external legal counsel, an unfavorable outcome related to this lawsuit is possible. The indemnification allegedly due by the mobile operators could not be accurately calculated as of yet, due to the fact that the cost of the caller ID service provided by the companies has never before been calculated separately.

b)		Litigation Related to the Validity of the Minutes in the Prepaid Plans

The Company is defendant in various lawsuits brought by the federal public prosecutor’s office and an association for consumers’ protection which challenged the imposition of a deadline for the use of purchased prepaid minutes. The plaintiffs allege that any purchased prepaid minutes should not have a time limitation for usage. This lawsuit is still in its initial stages. Based on the opinion of the Company’s management and external counsel, an unfavorable outcome related to this lawsuit is possible.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

26. Pension and other postretirement benefit plans

     The subsidiaries, together with other companies of the former Telebrás system, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social – (“Sistel”).Until December 1999, all sponsors of the plans managed by Sistel were joint and severally liable participants in relation to all plans then existent. On December 28, 1999, a single-employer sponsored pension plan for active employees was created (PBS – Tele Sudeste Celular Plan). Pension benefits for retired employees (PBS-A) and postretirement health care benefits (PAMA) remained as part of the multiemployer plans. The implementation of the restructuring was approved by Secretaria de Previdência Complementar (Secretariat for Social Security and Supplementary Benefits) on January 13, 2000.

     Due to the end of unification in December 1999, the subsidiaries individually sponsor a defined benefit plan (PBS Tele Sudeste Celular Plan), which covers approximately 1% of the Company’s employees. In addition to the supplementary pension benefit, a multi-sponsored health care plan is provided to retired employees and their dependents, at shared costs (PAMA).

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

     For the other 84% of the subsidiaries’ employees, there is an individual defined contribution plan — Visão Celular Benefit Plan, established by SISTEL in August 2000. The Visão Celular Plan is supported by contributions made by the participants (employees) and by the sponsor, which are credited to participants’ individual accounts. The subsidiaries are responsible for all administrative and maintenance expenses, including risks of death and disability of participants. The employees participating in the defined benefit plan (PBS Tele Sudeste Celular) were granted the option of migrating to the Visão Celular Plan. This option was extended to employees who did not participate in the PBS Tele Sudeste Celular Plan, as well as to all new hires. The Company’s matching contribution to the Visão Celular Plan is similar to those of the participants, varying from 2% to 9% of the contribution salary, according to the percentage opted for by the participant.

     During 2003, the subsidiaries contributed the amount of R$46 (R$210 in 2002) to PBS Tele Sudeste Celular Plan and R$2,859 (R$3,111 in 2002) to Visão Celular Plan.

     As permitted by CVM Instruction No. 371, of December 13, 2000, the Company elected to recognize the actuarial liabilities of its benefit plans directly in shareholders’ equity as of December 31, 2001, net of related tax effects. The Company recorded the actuarial gains and losses in the net income as of December 31, 2003 and 2002. Regarding the actuarial valuation of the plans, the Company established the projected unit credit method for the plans’ positions as of November 30, 2003 and November 30, 2002, respectively. For multi-sponsored plans (PAMA and PBS-A), the apportionment of the plan’s assets was made in accordance with the Company’s actuarial liabilities, in relation to the plan’s total liabilities. The net amount recorded was R$839.

     Following is the composition of the pension plans and post-retirement benefits provisions as of December 31, 2003, as well as the information required by Deliberation CVM No. 371 with respect to such plans:

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Plan	2003	2002
Accrued pension cost – PBS/Visão Tele Sudeste	—	406
PAMA Telerj / Telest	893	726

Accrued pension and postretirement benefits - noncurrent liabilities	893	1,132

a) Reconciliation between assets and liabilities

	2003
	PBS/Visão (i)(iii)	PAMA	PBS-A
	Telerj/Telest	(ii)	(ii) (iii)
Benefit obligation	11,022 (a)	2,049	9,787
Fair value of plan assets	(14,109)	(1,156)	(11,693)

Accrued (prepaid) pension and postretirement benefits	(3,087)	893	(1,906)

	2002
	PBS/Visão (i)	PAMA	PBS-A
	Telerj/Telest	(ii)	(ii) (iii)
Benefit obligation
	10,955	1,307	8,063
Fair value of plan assets	(10,549)	(581)	(10,072)

Accrued (prepaid) pension and postretirement benefits
	406	726	(2,009)

(i)	Even though the Visão Telerj and Telest plans are defined contribution plans, there is an actuarial risk of death and disability of participants, that is paid by the sponsor, requiring an actuarial estimate of those risks.

(ii)	Refers to proportional participation of Telerj and Telest in assets and liabilities of the multi-employer plan – PAMA and PBS-A.

(iii)	While these plans have a surplus as of December 31, 2003 and 2002, no assets were recognized by the sponsor, due to the legal impossibility of reimbursement of this surplus, in addition to the fact that the PBS-A plan is non-contributory, which precludes a reduction of contributions by the sponsor in the future.

b) Change in benefit obligation

	2003
	PBS/Visão
	Telerj/Telest	PAMA	PBS-A
Benefit obligation as of December 31, 2002	10,955	1,307	8,063
Service cost	632	20	—
Interest cost	1,079	145	877
Benefits paid in the year	(595)	(85)	(705)
Actuarial (Gains) or Losses	(1,049)	662	1,552

Benefit obligation as of December 31, 2003	11,022	2,049	9,787

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

c) Changes in plan assets

	2003
	PBS/Visão
	Telerj/Telest	PAMA	PBS-A
Fair value of plan assets as of December 31, 2002	10,549	581	10,072
Return on plan assets in the year	3,636	650	2,326
Contributions in the year	519	10	—
Benefits paid in the year	(595)	(85)	(705)

Fair value of plan assets as of December 31, 2003	14,109	1,156	11,693

     Although Visão plans are defined contribution plans, there is an actuarial risk of death and of disability of its participants that is paid by the sponsor, being necessary an actuarial calculation of these risks.

d) Forecast Expense for 2004

Plan	PBS.Visão	PAMA	PBS-A
Service cost	531	10	—
Interest cost	1,189	227	1,063
Expected return on assets	(1,642)	(126)	(1,278)
Employees’ contributions	(118)	—	—

	(40)	111	(215)

e) Actuarial Assumptions

	December 31, 2003
Plan	PBS.Visão	PAMA	PBS-A
Discount rate for determining projected benefit obligation	11.30% a.a.	11.30% a.a.	11.30% a.a.
Plan assets expected return rate	11.30% a.a.	11.30% a.a.	11.30% a.a.
Salary increase rate	7.10% a.a.	7.10% a.a.	7.10% a.a.
Mortality rate	UP84+1	UP84+1	UP84+1
Disability mortality rate	IAPB-57
Disability rate	Mercer Disability	Mercer Disability	Mercer Disability
% of married active participants on retirement date	95%
Number of PBS Plan active participants	14
Number of PBS Plan retired participants	14	55	20
Number of Visão Plan active participants	1,419

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

	December 31, 2002
	PBS/Visão
	Telerj/Telest	PAMA	PBS-A
Discount rate for determining projected benefit obligation	10.24% p.a.	11.30% p.a.	11.30% p.a.
Plan assets expected return rate	10.24% p.a.	14.45% p.a.	14.45% p.a.
Salary increase rate	6.08% p.a.	8.15% p.a.	8.15% p.a.
Long term inflation rate	4.00% p.a.	5.00% p.a.	5.00% p.a.
Medical costs increase rate	Not applicable	10.62% p.a.	Not applicable
Benefits increase rate	4.00% p.a.	5.00% p.a.	5.00% p.a.
Mortality rate	GAM-71	GAM-71	UP84 with one year severity
Disability mortality rate	RRB1944	—	—
Disability rate	RRB1944	Mercer	Disability Mercer’s rate
% of married active participants on retirement date	95%	—	—
Number of retired participants Telerj/Telest	—	28	—
Number of PBS Plan active participants Telerj/Telest	14	—	20
Number of PBS Plan retired participants Telerj/Telest	20	—	—
Number of Visão Plan active participants Telerj/Telest	1,626	—	—

27. Corporate restructuring

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

     For the Company’s corporate and tax purposes, the tax benefit is recorded in two separate components, comprised of the related goodwill transferred and the related reserve for the maintenance and integrity of the merged company’s equity. These amounts are recorded net in the balance sheet as a deferred tax asset, presented as part of deferred and recoverable taxes as follows:

	Original	At December 31,
	Balances	2003	2002
Balance sheets:
Goodwill - spun-off	1,393,279	495,148	773,804
Reserves - spun-off	(928,437)	(326,197)	(519,582)

Net tax credit from corporate restructuring	464,842	168,351	254,222

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Statements of income:
Goodwill amortization	278,656	278,656
Reversal of reserve	(183,913)	(183,913)
Tax credit	(94,743)	(94,743)

Net effect on income	—	—

     As shown above, the amortization of goodwill, net of the reversal of the reserve and of the corresponding tax credit, results in a zero effect on income and, consequently, on the basis for calculating the minimum mandatory dividend. The net amount of R$168,351 as of December 31, 2003 (R$254,222 as of December 31, 2002), which, in essence, represents the tax credit transferred, has been classified in the balance sheet in current and non-current assets as deferred taxes (see Note 10).

     The tax credit from corporate restructuring will be capitalized based on its effective realization. In 2003, the Company effectively realized R$86,490 of tax credit from corporate restructuring. The subsidiaries did not realize the total tax credit and recorded R$25,670 and R$9,325 as tax credit on tax losses and negative basis of social contribution, respectively.

     On December 31, 2003, the subsidiaries adjusted the reserve amount in view of the change in the social contribution law, introduced after the restructuring, generating a total increase in the goodwill reserve in the amount of R$8,872.

28. Shareholders’ equity

a. Share capital

     The Company’s authorized capital at December 31, 2003 was 700 billion shares. Capital subscribed and paid-up at the balance sheet date was represented by the following shares, without par value:

	Total		Total
	outstanding	Capital	outstanding
Number of shares	on Dec, 31,	increase	on Dec, 31,
(in thousands)	2002	(a)	2003
Common shares	154,431,421	18,591,761	173,023,182
Preferred shares	259,575,037	—	259,575,037
Total outstanding	414,006,458	18,591,761	432,598,219
In thousand of Brazilian reais – Corporate law (historical)	685,321	93,517	778,838

(a)	Capitalization of tax credit approved by Board of Directors Meeting on March 31, 2003

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

     At the 56th Extraordinary Meeting of the Administration Council held on March 31, 2003 the increase of capital stock by R$ 93,517 was approved, through the issuance of 18,591,761 thousand new shares as a result of the financial realization of part of the capital reserve generated in the corporate restructuring.

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

b. Capital reserves

     Special premium reserve

     This reserve represents the formation of a special reserve for goodwill as a result of the corporate restructuring (see Note 27). According to CVM Instruction No. 319, of December 3, 1999, this reserve shall be used in future capital increases on behalf of the controlling shareholder (Sudestecel Participações S.A and Tagilo Participações S.A.) whenever the amortization of the goodwill paid in the acquisition of the Company results in a reduction of income tax and social contribution tax payable.

     Tax Incentive

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

     Reserve for Expansion and Modernization

     Based on the budget approved by the Board of Directors, which describes the resource needs for future investment projects, the balance of retained earnings was transferred to the special reserve for expansion and modernization, after distributions determined by Brazilian Corporate Law and the reversal of unclaimed dividends of 1999.

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

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Preferred shares have no voting right, but have priority in the reimbursement of capital, without premium, and are entitled to receive cash dividends 10% higher than those attributed to common shares.

     For purposes of Brazilian Corporate Law, and in accordance with the Companies by-laws, the “Adjusted Net Income” is an amount equal to the Company’s net income adjusted to reflect allocations to or from (i) the legal reserve; (ii) the statutory reserve; (iii) a contingency reserve for anticipated losses, if any; (iv) a reserve for future investment projects, if any and (v) an unrealized income reserve, if any.

     The proposed dividend was calculated as follows:

	2003	2002	2001
Consolidated net income	156,237	140,376	162,914
Add:
Consolidation adjustments	689	3,240	494

Net income at Holding Company level in accordance with Brazilian Corporate Law	156,926	143,616	163,408

Deduct:
Appropriation to legal reserve	(7,846)	(7,181)	(8,170)

Adjusted net income	149,080	136,435	155,238

Minimum dividend (25% on adjusted net income)	37,270	34,109	38,809
Proposed dividend and interest on shareholders’ equity:
Common shares	14,063	35,751	14,731
Preferred shares	23,207	66,103	28,021

Total	37,270	101,854	42,752

Dividend and interest on equity per thousand shares (Brazilian reais)

	2003	2002	2001
Common shares	0.081277	0.231506	0.107946
Preferred shares	0.089404	0.254657	0.107949

     The Holding Company has an option to pay interest on shareholders’ equity, deductible for tax purposes, in lieu of paying dividends, which are not tax deductible.

     In 2003, 2002 and 2001 the Holding Company decided to pay interest on shareholders’ equity, which is subject to a 15% withholding tax. The amount of dividends declared, for payment as interest on shareholders’ equity, included applicable withholding tax. Interest on shareholders’ equity proposed by the Holding Company management was accounted for considering its approval by the Shareholders’ Meeting.

     Management proposed for the year ended December 31, 2003 that interest on shareholders’ equity, net of withholding tax, in the amount of R$36,125 (R$0.083507 per thousand shares) payable to common and preferred shares. This interest on shareholders’ equity was approved by Ordinary Shareholders’ Meeting held on March 23, 2004. Management proposed for the year ended December 31, 2002 that interest on shareholders ´ equity, net of withholding tax, in the amount of R$11,475 (R$0.027717 per thousand shares) payable to common and preferred shares. This interest on shareholders’ equity was approved by Ordinary Shareholders’ Meeting held on March 25,2003.

     At the 56th. Extraordinary Meeting of the Board of Directors held on September 18, 2002 the proposal and payment of interim dividends was approved based on the financial statements as of June 30, 2002, to the holders of common and preferred shares, in the amount of R$84,370, corresponding to R$0.203789 per thousand shares. The

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

payment was made on September 27, 2002. These dividends were approved by Ordinary Shareholders’ Meeting held on March 25, 2003.

     Also, management proposed supplementary dividends for the year ended December 31, 2003 and 2002 of R$ 1,145 and R$6,009 (R$0.002647 and R$0.023149 per thousand shares), respectively, exclusively to preferred shares. These dividends were approved by Ordinary Shareholders’ Meeting held on March 23, 2004 and March 25, 2003, respectively.

     In 2003, in accordance with the Corporation Law, the Company reversed dividends payable, in the amount of R$1,525 related to unclaimed dividends of 1999 (R$4,187 in 2002 related to 1998). Also, Subsidiaries reversed dividends payable of R$401 related to unclaimed dividends of 1999 (R$3,146 in 2002 related to 1998)

     Dividends are calculated on the Holding Company’s adjusted net income for the year, which is determined using the equity method to account for the participation in the Subsidiaries net results. Consequently, the items shown as “Consolidation adjustments” in the consolidated statements of changes in shareholders’ equity, which are required to reconcile consolidated net income to the Holding Company’s net income, become part of the basis for calculating dividends.

29. Transactions with related parties

     The principal transactions with unconsolidated related parties are as follows:

a.	Use of Network and Long-distance (Roaming) Cellular Communication – These transactions involve the companies owned by same group: Telesp Celular S.A., Global Telecom S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Telecomunicações de São Paulo S.A. – Telesp, Celular CRT S.A., Tele Centro Oeste Celular, Telems Celular, Teleron Celular, Telemat Celular, Teleacre Celular, Telegoiás Celular and NBT. Part of these transactions was established based on contracts between Telebrás and the operating concessionaires before privatization. The terms of these transactions are regulated by Anatel. As from July 2003, users may select the long distance operator.

b.	Technical assistance – The technical assistance is due to Telefónica Móviles for Telecommunication services, based on a percentage applied to the net revenue for services, monetarily restated. The amount of R$22,196, R$17,367 and R$30,251, excluding taxes and currency exchange, was recorded in operating expenses for the years ended December 31, 2003, 2002 and 2001, respectively.

c.	Rendering of Services – These services are rendered by companies owned by the same group:

•	Sharing of centralized expenses from Telerj. and Telesp Celular S.A. transferred to other subsidiaries by the effective cost incurred.

•	Call center services rendered by Dedic/Atento to users of telecommunications services of the subsidiaries Telerj and Telest.

•	Services for implementation and maintenance of systems rendered by Telefónica Móbile Solution.

•	Services for implementation of a facilities’ security system rendered by Telefónica Engenharia.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

     A summary of the balances and transactions with unconsolidated related parties is as follows:

	2003	2002
Current assets:
Trade accounts receivable	12,833	928
Other	33,669	28,155
Current liabilities:
Accounts payable and accrued expenses	(154,441)	(136,527)
Profit sharing	(32,105)	(14,952)
Other liabilities	(15,850)	(2,340)

STATEMENTS OF INCOME

	2003	2002	2001
Net Operational Revenue
CRT Celular	298	2.207	2.257
Tele Leste and subsidiaries	931	5.178	4.075
Telesp Celular and subsidiaries	6,168	—	—
Telecomunicações de São Paulo S.A. - TELESP	55,338	3.820	757

Total	62,735	11,205	7,089
Cost of Services
CRT Celular	(374)	(638)	(594)
Tele Leste and subsidiaries	(1,033)	(1.589)	(1.334)
Telesp Celular and subsidiaries	(4,870)	—	—
Telecomunicações de São Paulo S.A. – TELESP	(689)	(1.256)	(1.617)

Total	(6,966)	(3,483)	(3,545)
Selling Expenses
Atento – Contract	(26,521)	(24.890)	(21.724)
Atento – Prepaid	(19,186)	(10.429)	(9.785)

Total	(45,707)	(35,319)	(31,509)
General and Administrative Expenses
Telecomunicações de São Paulo S.A. – TELESP	(768)	(4.269)	(2.981)
Telefonica Móviles – Technical assistence	(21,123)	(17.367)	(14.827)

Total	(21,891)	(21,636)	(17,808)
Financial Income (Expense)
Telefonica Internacional S.A.	10,728	(28.377)	—
Telefonica Móviles Hold	13,113	(20.138)	—

Total	23,841	(48,515)	—
Recovered expenses from companies - Joint Venture Brasilcel
CRT Celular	10,632	—	—
Tele Leste and subsidiaries	4,987	—	—
Telesp Celular and subsidiaries	53,882

Total	69,501	—	—

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

	2003	2002	2001
Expenses distributed from companies - Joint Venture Brasilcel
CRT Celular	1,821	—	—
Tele Leste and subsidiaries	1,761	—	—
Telesp Celular and subsidiaries	31,175	—	—

Total	34,757	—	—

30. Commitments (unaudited)

a. Capital expenditures

     At December 31, 2003 the Companies had the following capital expenditure commitments:

Expected year of expenditure	Contracted	Not contracted	Total
2004	31,867	235,935	267,802

     These commitments relate to the continuing expansion and modernization of the cellular system, information technology, transmission equipment and the messaging system.

b. Commitments to Anatel Goals

     The Company is subject to obligations concerning quality of services, network expansion and modernization. Failure to meet these obligations may result in fines and penalties up to R$50 million.

     The Company believes that it is currently in compliance with its quality of service and expansion obligations.

31. Management Compensation

     In 2003, 2002 and 2001 management fees of R$2,304, R$2,400 and R$2,100, respectively, were recorded as expenses.

32. Insurance

     The Company’s management has established policies to monitor inherent risks in its operations. As of December 31, 2003, the Company had contracted insurance to cover operational risks, loss of income, civil liabilities, heath etc. Management believes that the insurance coverage is sufficient to cover operating risks, civil liability, health, etc. The following is information related to the Companies’ insurance coverage:

Classification	Coverage
Operating risks	US$300 million
Vehicle fleet	R$1,000
General civil liability	R$7,325

33. Financial instruments and risk management

     a. Risks considerations

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

     The subsidiaries provide cellular communication services in the States of Rio de Janeiro and Espírito Santo under concessions from the Federal Government and are engaged in activities of purchasing and distribution of cellular handsets through their own distribution network in order to increase their business operations.

     The main market risks to which Telerj and Telest are exposed in their activities are:

     Credit Risk: originates from the difficulties in which the Subsidiaries have in collecting the service charges for services rendered to their clients, including the sales of cellular handsets to the distribution networks.

     Interest Rate Risk: originates from a portion of the debt and derivatives contracted at floating rates, and involves the risk of financial expenses increasing by unfavorable movement in interest rates (principally Libor and CDI).

     Exchange Rate Risk: originates from the debt and derivatives contracted in foreign currency and are related to potential losses on unfavorable fluctuations in exchange rates.

     The Company actively manages and mitigates risks inherent in its operations by means of comprehensive operating procedures, policies and initiatives.

     Credit Risk

     Credit risk from providing telecommunication services is minimized by strictly monitoring the customer portfolio and actively addressing delinquent receivables by means of clear policies relating to postpaid services.

     The Company has 68.82% of its client basis participating on prepaid service, which requires prepaid handset cards and does not represent credit risk. Customers’ indebtedness represented 1.59% of gross revenue in 2003 (3.72% in 2002).

     The credit risk related to cellular handsets sales is managed by a conservative policy for granting of credit, through modern management methods, which involve the “credit scoring”, technical application, balance sheet analysis and commercial data base consultation as well as the automatic control for sales authorization integrated into the distribution system. Network distribution’s indebtedness represented about 2.32% of cellular handsets sales during the year of 2003 (1.57% in 2002).

     The Company has established a uniform policy for dealing with delinquent customer accounts. Any suspension of service may be done only after providing notice to the customer. If a customer’s payment is more than 15 days past due, outgoing service is suspended, and if payment is more than 40 days past due, both outgoing and incoming services are suspended until full payment for all outstanding charges is received. If a customer’s payment is more than 90 days past due, service is discontinued.

     Interest Rate Risk

     The Company is exposed to the risk of increase in interest rates, especially interest associated with the cost of “Certificados de Depósitos Interbancários – CDI”, due to the liability position of the operations with interest rate derivatives. These operations amount to R$376,425 as of December 31, 2003 (R$ 461,623 in 2002).

     Loans contracted in foreign currency present the same risk of increase in interest rates associated with the loans. These operations amount to R$104,807 as of December 31, 2003.

     The Company has not entered into derivative contracts to cover these risks.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

     Exchange Rate Risk

     Telerj has entered into derivative contracts in order to hedge its foreign currency loans from exchange rate variation. The related instruments used are “swaps”.

     As of December 31, 2003, the Company net exposure to exchange rate risk, at book value, is as follows:

US$
Loans and financing	(75,784)
Other liabilities ..	(50,602)
Derivative contracts – nominal value contracted	126,563

Net	177

     b. Fair value of derivative operations and debt

     The table below shows book values and estimated market values of loans and financing and foreign currency liabilities, as well as derivative operations:

	2003
			Unrealized
	Book value	Market value	gain (loss)
Loans and financing	(218,955)	(228,237)	(9,282)
Other liabilities	(146,201)	(146,201)	—
Derivative contracts	(10,760)	(113)	10,647

Total	(375,916)	(374,551)	1,365

	2002
			Unrealized
	Book value	Market value	gain (loss)
Loans and financing	(460,519)	(407,159)	53,360
Other liabilities	(145,912)	(145,910)	2
Derivative contracts	137,698	129,229	(8,469)

Total	(468,733)	(423,840)	44,893

     The market value of loans and financing, as well as “swaps”, were stated based on discounted cash flows, using available interest rate projections.

     The market values are calculated in a specific moment, based on available information and evaluation methodologies, therefore the indicated estimates do not necessarily represent market realization values. The use of different assumptions may significantly affect the estimates.

     c. Fair value of other financial instruments

     The fair values of the Company’s other financial instruments representing cash, trade accounts receivable, and accounts payable, approximate their book values because their short term nature.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

34. Telefónica Móviles Stock Plan

     In May, 2001, Telefónica Móviles, S.A. (“Telefónica Móviles”) launched a stock option plan based on Telefónica Móviles’ stock (the “Plan”) that covered the employees of the Company. Pursuant to the Plan, between May 20 and July 20, 2002, Telefónica Móviles granted a total of 231,016 stock options to the Company’s employees, vesting over a four-year period. The options were granted in Series A, B and C, with strike prices of 11.00 Euros, 16.50 Euros and 7.23 Euros, respectively. The total options granted to each employee consisted of 25% Series A options, 25% Series B options, and 50% Series C options. The market price of Telefónica Móviles’ stock as traded at the Madrid Stock Exchange was 8.28 Euros on December 31, 2003 (6.20 Euros in 2002). The Plan also gives the Company’s employees the option to receive in cash, the appreciation in the market price of Telefónica Móviles’ stock over the respective strike price.

     In accordance with the stock option plan conditions based on Telefónica Móviles S.A. stocks (Mos Program), the employees of the Companies did not comply with the basic assumption of the program, i.e. the control stock of the Companies in which they are participating by Telefónica Móviles S.A. As a result, on December 31, 2003, the existing options were settled. The settlement amount was calculated for 50% of Series C options, considering the Telefônica Moviles, S.A. stocks final bid price on January 2, 2004, converted average exchange at the date of payment.

     In accordance with accounting practices followed in Brazil, the Companies is not required to account for any effect of the plan, therefore no effect in the financial statements of the Companies was recorded.

35. Summary of the differences between BR CL and U.S. GAAP

     The Company’s accounting policies that comply with BR CL which differ significantly from accounting principles generally accepted in the United States of America (“U.S. GAAP”) are described below:

     As discussed in Note 2.c., the Company changed the basis of presentation of these financial statements from the Constant Currency Method to BR CL in 2003. Under the Constant Currency Method, the effects of monetary restatement were recorded until December 31, 2000. This effect was not eliminated in the prior period reconciliations to US GAAP because the application of inflation restatement represented a comprehensive measure of accounting for the effects of Brazilian price-level changes. Under BR CL, the effects of monetary restatement are recorded until December 31, 1995. Since Brazil was still considered a highly inflationary economy until 1997, the U.S. GAAP reconciliation presented below includes an adjustment to record monetary restatement up to December 31, 1997 (see Note 36.b.). The applicable prior period US GAAP adjustments have also been restated to reflect this change in basis of presentation. Following is a reconciliation of shareholders’ equity and net income under US GAAP as of December 31, 2002 and for the two years in the period ended December 31, 2002 between the originally reported amounts and the restated amounts.

	Shareholders’ equity	Net income
	2002	2002	2001
US GAAP as originally reported	2,001,595	(42,474)	85,485
Effect of change in monetary restatement on US GAAP:
Adjustments	(52,997)	30,687	61,786
Interest tax on above adjustments	27,302	(15,808)	(15,330)
US GAAP as restated	1,921,296	4,021	131,941

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

a.	Different criteria for capitalizing and amortizing capitalized interest

     Until December 31, 1998, under BR CL as applied to companies in the telecommunications industry, interest attributable to construction-in-progress was computed at the rate of 12% per annum of the balance of construction-in-progress and that part which related to interest on third party loans was credited to interest expense based on actual interest costs, with the balance relating to own capital being credited to capital reserves. For the two-year period ended December 31, 2003, the Companies did not capitalize interest attributable to construction-in-progress at the rate of 12%; rather the actual effective interest related to construction was used to determine capitalized interest. In 2001, the Companies did not capitalize interest attributable to construction-in-progress.

     Under U.S. GAAP, in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 34, “Capitalization of Interest Costs,” interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Under U.S. GAAP, the amount of interest capitalized excludes the monetary gain associated with local currency borrowings and the foreign exchange gains and losses on foreign currency borrowings.

     The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

	2003	2002	2001
Capitalized interest difference
U.S. GAAP capitalized interest:
Interest capitalized during the period	13,887	16,079	26,088
Capitalized interest on disposals	(108)	(90)	(520)

	13,779	15,989	25,568
Less BR CL capitalized interest:
Interest capitalized during the period	(40,443)	(30,411)	—
Capitalized interest on disposals	82	59	402

U.S. GAAP difference	(26,582)	(14,363)	25,970

Amortization of capitalized interest difference
Amortization under BR CL	29,279	18,872	16,562
Capitalized interest on disposals	(49)	(36)	(227)

	29,230	18,836	16,335
Less amortization under U.S. GAAP	(33,117)	(27,896)	(22,391)
Capitalized interest on disposals	64	55	294

	(33,053)	(27,841)	(22,097)

U.S. GAAP difference	(3,823)	(9,005)	(5,762)

b.	Reversal of proposed dividends

     Under BR CL proposed dividends are accrued for in the financial statements in anticipation of their approval at the shareholders’ meeting. Under U.S. GAAP, dividends are not accrued until they are formally declared.

     The interest on shareholders’ equity is a legal liability from the date it is declared, therefore, these amounts are included as dividends in the year they are proposed for U.S. GAAP purposes.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

c.	Pension and other postretirement benefits

     The Subsidiaries participate in two multiemployer benefit plans (PBS-A and PAMA) that are operated and administered by Sistel, and provide for the costs of pension and other postretirement benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. For purposes of U.S. GAAP, multiemployer plans are accounted for similar to defined contribution plans and consequently, the Company is required to disclose its annual contributions and the funded status of those plans. The Subsidiaries also sponsor a single-employer defined pension benefit plan (PBS-Tele Sudeste). The provisions of SFAS No. 87, “Employers’ Accounting for Pensions”, for the purposes of calculating the funded status, were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard (see Note 36).

          On December 13, 2000, CVM issued Instruction No. 371, which provisions are very similar to SFAS No. 87 and SFAS No. 106, except for the following differences:

•	A company that participates in a multiemployer defined benefit pension or postretirement benefit plan is required to recognize any assets or liabilities in respect to its participation in such plans, while SFAS Standards require only the disclosure of funded status of those plans.

•	The unrecognized net obligation existing at the date of initial application of this standard shall be amortized over five years or remaining service period or remaining life expectancy, whichever is lower. Alternatively, companies were granted the option to recognize such initial transition obligation as of December 31, 2001, directly to shareholders ´ equity. Such option has been adopted by the Company. Under SFAS No. 87, the unrecognized net obligation existing at the date of its initial application is being amortized over the remaining service period.

•	Under BR CL, actuarial gains and losses are recorded in income when incurred up to the amount of pension liability recorded. Under U.S. GAAP, certain actuarial gains and losses are deferred and amortized over the remaining service period of the active employees expected to receive benefits under the plan.

     The effects of these different criteria for recognition of pension and other postretirement benefits on accrued pension (postretirement) benefit as of December 31, 2003 and 2002, are presented below:

	2003			2002
	U.S.		Accumulated	U.S.		Accumulated
	GAAP	BR CL	Difference	GAAP	BR CL	Difference
Active employees defined pension – PBS Tele Sudeste	1,714	—	1,714	1,641	406	1,235
Multiemployer health care plan – PAMA	—	893	(893)	—	726	(726)

Accrued pension (postretirement) benefit	1,714	893	821	1,641	1,132	509

d.	Interest income (expense)

     BR CL requires interest to be shown as part of operating income. Under U.S. GAAP interest income (expense) would be shown after operating income.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

e.	Permanent assets

     BR CL has a class of assets called permanent assets. This is the collective name for all assets on which indexation adjustments were calculated until December 31, 1995 in the corporate and fiscal law accounts of Brazilian companies. Under U.S. GAAP the assets in this classification would be noncurrent assets.

f.	Monetary Restatement of 1996 and 1997

     The amortization of the asset appreciation, which originated from the inflation accounting during 1996 and 1997, when Brazil was still considered as high inflationary economy for U.S. GAAP purposes, has been recognized as an adjustment to income in the reconciliation to U.S. GAAP. The loss related to monetary restatement on disposals of such assets is classified for U.S. GAAP purposes as a component of operating income.

g.	Items posted directly to shareholders’ equity

     Under BR CL various items are posted directly to shareholder’s equity, which under U.S. GAAP would be posted to the consolidated statements of operations. The posting of such items to shareholders’ equity gives rise to adjustments in the consolidated statement of changes in shareholders’ equity. Since the original postings to the equity accounts would, under U.S. GAAP, be made directly to the consolidated statements of income, the adjustment is included in the reconciliation of the income differences between US and BR CL. Tax incentives and others are adjusted in the Company’s financial statements for U.S. GAAP purposes.

h.	Income taxes

     The Company fully accrues for deferred income taxes on temporary differences between tax and accounting records. The existing policies for providing for deferred taxes are substantially in accordance with SFAS No.109, “Accounting for Income Taxes”, except with respect to social contribution rate adopted, as explained below:

•	Under BR CL, at December 31,1999 the Company recognized a change in the combined tax rate from 33% to 34% based on a provisional measure for an increase in the social contribution rate from 8% to 9% effective January 1, 2000. Provisional measures are temporary and must be re-approved every 30 days or they lapse. Under SFAS 109, the provisional measures discussed are not considered to be enacted law. Therefore, for 2001 the combined deferred tax effect calculated on temporary differences would be 33%, not 34%. For 2003 and 2002, no difference related to the social contribution tax rate was considered as the provisional measure was approved in Law 10,637, as of December 30, 2002.

Under BR CL, the deferred taxes are presented gross. Under U.S. GAAP, the deferred taxes are presented net.

i.	Earnings per share

     Under BR CL, net income per share is calculated based on the number of shares outstanding at the balance sheet date. In these consolidated financial statements, information is disclosed per lot of one thousand shares, because this is the minimum number of shares that can be traded on the Brazilian stock exchanges. Each American Depositary Share (“ADS”) is equivalent to five thousand shares.

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

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings.

     Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the number of common shares outstanding. Net income available to preferred shareholders is the sum of the preferred stock dividends (10% higher than those attributed to common shares, as defined in the Company’s by-laws for the years ended December 31, 2003 and 2002) and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income. Undistributed net income is allocated to preferred shares 10% higher than that attributed to common shares on a pro rata basis. Total dividends are calculated as described in Note 28. At December 31, 2003 and 2002, the Company was obligated to issue shares to the controlling shareholder for the amount of the tax benefit realized on the amortization of the intangible related to concession transferred in the merger (See Note 28b). The number of shares issuable are considered dilutive as defined in SFAS No. 128 and have been included in the weighted average common shares – diluted presented below. The number of shares issuable was computed considering the balance of the goodwill reserve (R$289,835 in 2003, R$374,480 in 2002 and R$464,843 in 2001) by the average price of common shares traded on the São Paulo Stock Exchange (“Bovespa”) on the last 20 trading days of each year.

     The computation of basic and diluted earnings per share is as follows:

	At December 31, 2003		At December 31, 2002		At December 31, 2001
	(in thousands, except per share data and percentages)
	Common	Preferred	Common	Preferred	Common	Preferred
Basic numerator
Actual dividends declared	14,063	23,207	35,751	66,103	14,731	28,021
Basic allocated undistributed dividends (a)	30,018	49,535	(35,593)	(62,240)	30,733	58,456
Allocated net income available for common and preferred shareholders	44,081	72,742	35,751	66,103	45,464	86,477
Basic denominator
Weighted average shares outstanding	168,375,242	259,575,036	148,443,421	259,575,037	136,479,679	259,587,240
Basic earnings per share	0,26	0,28	—	0,01	0,33	0,33
Diluted numerator
Actual dividends declared	14,063	23,207	35,751	66,103	14,731	28,021
Diluted allocated undistributed earnings (a)	37,157	42,396	(45,132)	(52,701)	41,422	47,767
Allocated net income available for common and preferred shareholders	51,220	65,603	(9,381)	13,402	56,153	75,788
Diluted denominator:
Weight average shares outstanding	168,375,242	259,575,036	148,443,421	259,575,037	136,479,679	259,587,240
Dilutive effects of premium reserve	59,126,692	—	73,854,649	—	88,630,376	—
Diluted weight average shares	227,501,934	—	222,297,796	259,575,037	225,110,055	259,587,240
Diluted earnings per share	0,23	0,25	—	0,01	0,25	0,29

(a)	Effective December 30, 2002, preferred shareholders are entitled to receive per-share dividends of at least 10% greater than the per-share dividends paid to common shareholders. Undistributed earnings, therefore, from December 30, 2002 forward have been allocated to common and preferred shareholders on a 100 to 110 basis, respectively, based upon the weight average number of shares outstanding during the period to total

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

shares (allocation percentage). Because the allocation percentage for each class differs for basic and diluted earnings per share purpose, allocated undistributed earnings differ for such calculations.

     The Holding Company’s preferred shares are non-voting, except under certain limited circumstances and are entitled to a preferential, noncumulative dividend and to priority over the common shares in the event of liquidation of the Company. For 2003 and 2002, the Holding Company declared dividends of R$0.89404 and R$0.254657, respectively, per thousand preferred shares and R$ 0.081277 and R$0.231506 per thousand common shares, respectively. For 2001 the amount of dividends per share paid to the preferred shareholders was equal to the amount per share paid to the common shareholders (see Note 28).

j.	Revenue recognition

     Under BR CL, revenues and costs from sales of handsets, including applicable value-added and other sales taxes, are recognized at the moment of sale to the customer. Under U.S. GAAP, in accordance with Staff Accounting Bulletin no. 101 (SAB 101), revenues from sales of handsets along with the related costs, including applicable value-added and other sales taxes, are deferred and amortized based on the expected useful life of the handset, estimated by management to be 18 months. Any excess of the cost over the amount of deferred revenue related to handset sales is recognized on the date of sale (see below discussion under “Negative margins on sale of prepaid handsets”). As substantially all of the Company’s handsets are sold below cost, this difference in accounting policy had no impact on net income or in shareholders’ equity. The amount of unamortized deferred revenue and the related amounts of unamortized deferred costs was R$293,400, R$321,518 and R$276,730 at December 31, 2003, 2002 and 2001, respectively. The impact of this difference under US GAAP was to increase both net revenues and cost of services and goods by R$28,118 in 2003 and decrease them by R$44,788 and R$80,172 in 2002 and 2001, respectively.

k.	Value-added and other sales taxes

     Under BR CL, these taxes are recorded as a reduction to revenues. Under US GAAP, these taxes are recorded gross as revenue and related costs of services and goods. Accordingly, this difference in accounting policy has no impact in net income (loss) or in shareholders’ equity. The impact of this difference under US GAAP was to increase both net revenues and cost of services and goods by R$511,437, R$417,648 and R$394,517 for 2003, 2002 and 2001, respectively.

l.	Roaming

          The Company has roaming agreements with other cellular service providers. When a call is made from within one coverage area by a subscriber of another cellular service provider, that service provider pays the Subsidiaries for the service at the applicable rates. Conversely, when one of the Subsidiaries customers roams outside the coverage area, the Subsidiaries pay the charges associated with that call to the cellular service provider in whose region the call was originated and charges the same amount to its subscriber. Under BR CL, revenues for roaming charges are recorded net of the related costs when the services are provided. Under U.S. GAAP, revenues and costs for roaming charges should be recorded gross. Accordingly this difference in accounting policy has no impact on net income (loss) or in the reconciliation of shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of goods and services by R$14,130 for 2003.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

m.	Fistel tax on activation fee

     Beginning in 1999, under BR CL, the Fistel (Telecommunication Inspection Fund) fee, assessed on each activation of a new cellular line, is deferred and amortized over the customers’ estimated subscription period. For US GAAP purposes, this tax would be charged directly to the consolidated statements of income. Therefore, the deferred Fistel taxes on activation fees at December 31, 2003, 2002 and 2001 is being adjusted in the reconciliation of the income differences between US GAAP and BR CL.

n.	Derivative instruments

     As mentioned in Note 24.e., the Company has entered into foreign currency swap and option contracts for long-term agreements at various exchange rates, in the notional amount of US$126,563 (US$139,433 at December 31, 2002). Under BR CL, foreign currency swap contracts are recorded at the notional amount multiplied by the terms of the contract as if they had been settled at the balance sheet date.

     In 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which was subsequently amended by SFAS Nos. 137, 138. SFAS No. 133 must be applied to all derivative instruments and certain derivative instruments embedded in hybrid instruments and requires that such instruments be recorded in the balance sheet either as an asset or liability measured at its fair value. Changes in the derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

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

     For US GAAP purposes, the Company has not designated its derivative contracts as accounting hedges as defined SFAS No. 133, and consequently, the Company’s derivative contracts are recorded at fair value with resulting changes in fair value recorded through earnings.

     The effect of adopting SFAS No. 133 as of January 1, 2001 was a gain of R$2,081 (net of income tax effects of R$1,025), and is presented as “Cumulative effect of a change in accounting principle in the reconciliation of net income for the year ended December 31, 2001.

o.	Purchase Accounting

     On November 30, 2000, in connection with the corporate restructuring described in Note 27, the Holding Company acquired the minority interests in the Subsidiaries in a transaction involving the exchange of shares. Under BR CL, this transaction was recorded at the book value of the minority interests acquired. Under US GAAP, the acquisition of minority interests was recorded using the purchase method of accounting pursuant to APB 16, “Business Combinations,” and the related interpretations. Under US GAAP, the purchase price was determined based on the market price of the Holding Company’s shares for a reasonable period before and after the date the terms of the acquisition were agreed to and announced publicly. The excess purchase price over the book value of the minority interests acquired was recorded based on management’s estimate of the fair values of the underlying assets and liabilities as follows:

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Fixed assets	31,522
Subscriber base intangible asset	135,518
Concession	216,648
Deferred income tax effect	(126,617)

Excess purchase price under US GAAP	257,071

     The subscriber base intangible asset is being amortized over the estimated contractual relationship with subscribers, representing a period of 48 months.

     Concession is being amortized over the remaining concession period of each operating Company (until November 2005 for Telerj Celular S.A. and November 2008 for Telest Celular S.A.).

r.	Stock compensation - Telefónica Móviles Stock Plan

     As described in Note 34, in May, 2001, Telefónica Móviles, S.A. (“Telefónica Móviles”) launched a stock option plan based on Telefónica Móviles’ stock (the “Plan”) that covered the employees of the Company. Pursuant to the Plan, between May 20 and July 20, 2002, Telefónica Móviles granted a total of 231,016 stock options to the Company’s employees, vesting over a four-year period. The options were granted in Series A, B and C, with strike prices of 11.00 Euros, 16.50 Euros and 7.23 Euros, respectively. The total options granted to each employee consisted of 25% Series A options, 25% Series B options, and 50% Series C options. The market price of Telefónica Móviles’ stock as traded at the Madrid Stock Exchange was 8.28 Euros on December 31,2003. The Plan also gives the Company’s employees the option to receive in cash, the appreciation in the market price of Telefónica Móviles’ stock over the respective strike price.

     In accordance with the Plan terms, the existing options are required to be settled in the event of a change in control of the Company. In December 2002, control of the Company was transferred to Brasilcel N.V. and consequently, on December 31, 2003, the options were settled.

     The settlement amount was calculated for 50% of the Series C options based on the final bid price of Telefonica Moviles, S.A. stock on January 2, 2004, converted using the average exchange rate at the date of payment.

     Under BR CL, the Company does not account for the effect of the Plan. Under US GAAP, equity instruments granted to an employee by a principal stockholder are accounted for by the employer company. Consequently, compensation expense was recorded under US GAAP for this settlement.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Reconciliation of the income differences between US GAAP and BR CL

	2003	2002	2001
Consolidated net income under BR CL	156,237	140,376	162,914
Add (deduct):
Different accounting criteria for:
Amortization of monetary restatement of 1996 and 1997	(19,115)	(22,918)	(23,527)
Loss on disposal of assets monetarily restated in 1996 and 1997	(31)	(12)	(31)
Capitalized interest	(26,582)	(14,363)	25,970
Amortization of capitalized interest	(3,823)	(9,005)	(5,762)
Purchase accounting:
Depreciation of fixed assets adjustment	(7,274)	(7,274)	(7,274)
Amortization of subscriber base intangible asset	(33,880)	(33,880)	(33,880)
Amortization of concession	(40,288)	(40,288)	(40,288)
Deferred Fistel tax on activation fee	2,698	5,943	12,675
Pension and other postretirement benefits	(312)	2,858	(999)
Derivative instruments	73,546	(87,527)	21,522
Stock option compensation (Plan MOS)	(2,028)	—	—
Items posted directly to shareholders’ equity:
Tax incentive investment credits	288	106	584
Pension plan, net of income tax	—	—	839
Deferred tax effect on GAAP adjustments	17,387	68,134	17,026
Reversal of deferred social contribution tax	—	1,871	91

US GAAP net income (loss) before cumulative effect of adoption of accounting principle	116,823	4,021	129,860

Cumulative effect of adoption of accounting principle (SFAS 133), net of income and social contribution effects of R$1,025	—	—	2,081

US GAAP net income (loss)	116,823	4,021	131,941

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Net income per thousand shares in accordance with US GAAP (in thousands)

	2003	2002	2001
Common shares—Basic
Before cumulative effect of adoption of accounting principle	0.26	—	0.33
Cumulative effect of adoption of accounting principle	—	—	—
US GAAP net income	0.26	—	0.33
Weighted average common shares outstanding	168,375,242	148,443,147	136,479,679

Common shares—Diluted.
Before cumulative effect of adoption of accounting principle	0.23	—	0.25
Cumulative effect of adoption of accounting principle	—	—	—
US GAAP net income	0.23	—	0.25
Weighted average (thousand) common shares outstanding	227,501,934	222,297,796	225,110,055

Preferred shares—Basic
Before cumulative effect of adoption of accounting principle	0.28	0.01	0.33
Cumulative effect of adoption of accounting principle	—	—	—
US GAAP net income	0.28	0.01	0.33
Weighted average (thousand) preferred shares outstanding	259,575,036	259,575,037	259,587,240

Preferred shares—Diluted.
Before cumulative effect of adoption of accounting principle	0.25	0.01	0.29
Cumulative effect of adoption of accounting principle	—	—	—
US GAAP net income	0.25	0.01	0.29
Weighted average (thousand) preferred shares outstanding	259,575,036	259,575,037	259,587,240

Reconciliation of the shareholders’ equity differences between US GAAP and BR CL

	2003	2002
Total shareholders’ equity under BR CL	1,903,363	1,779,685
Add (deduct):
Different accounting criteria for:
Monetary restatement of 1996 and 1997	162,145	162,176
Amortization of monetary restatement of 1996 and 1997	(155,334)	(136,219)
Capitalized interest	17,657	44,239
Amortization of capitalized interest	(9,987)	(6,164)
Purchase accounting:
Fixed assets adjustment	31,522	31,522
Accumulated depreciation	(22,428)	(15,154)
Intangible assets	352,166	352,166
Accumulated amortization of intangible assets	(228,684)	(154,516)
Deferred tax (Fistel) on activation fees	(9,553)	(12,251)
Pension and other postretirement benefits	(821)	(509)
Derivative instruments	10,647	(62,899)
Reversal of proposed dividends	1,145	6,009
Deferred tax effects of GAAP adjustments	(50,092)	(66,789)

Total shareholders’ equity under US GAAP	2,001,746	1,921,296

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Changes in shareholders’ equity under US GAAP

	2003	2002	2001
Opening Balance	1,921,296	2,007,812	1,935,512
Acquisition of treasury shares	—	—	(764)
Adjustment on premium reserve	8,872	—	—
Unclaimed dividends at holding Company	1,525	4,187	—
Consolidation adjustments - unclaimed dividends at subsidiaries	401	3,146	—
Stock option compensation (MOS Plan)	1,338	—	—
Net income for the year	116,823	4,021	131,941
Net income allocation
Dividends paid	(6,009)	(84,370)	(8,580)
Interest on shareholders’ equity	(42,500)	(13,500)	(50,297)

Balance at December 31	2,001,746	1,921,296	2,007,812

US GAAP supplementary information-

  Reconciliation of operating income under BR CL
    to operating income under US GAAP-

	2003	2002	2001
BR CL operating income as reported	226,382	211,395	221,309
Reversal of financial expense, net	15,017	15,112	83,222
US GAAP adjustments
Amortization of monetary restatement of 1996 and 1997	(19,134)	(22,918)	(23,527)
Loss on disposal of assets monetarily restated in 1996 and 1997	(12)	(12)	(31)
Amortization on capitalized interest	(3,823)	(9,005)	(5,762)
Purchase accounting
Depreciation of fixed assets adjustment	(7,274)	(7,274)	(7,274)
Amortization of subscriber base intangible asset	(33,880)	(33,880)	(33,880)
Amortization of concession	(40,288)	(40,288)	(40,288)
Deferred tax (Fistel) on activation fees	2,698	5,943	12,675
Stock compensation plan – MOS Plan	(2,028)	—	—
Pension and other postretirement benefits	(312)	2,858	254

US GAAP operating income	137,346	121,931	206,284

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

  Reconciliation of net revenue and costs under BR CL
   to revenue and costs under US GAAP-

	2003	2002	2001
BR CL net revenue	1,892,451	1,847,631	1,703,299
Reclassification to cost of services and goods
Taxes on sales	511,437	417,648	394,517
Increase in roaming revenue	14,130	—	—
US GAAP adjustments
Deferred revenues on handset sales, net of amortization	28,118	(44,788)	(80,172)

US GAAP net revenue	2,446,136	2,220,491	2,017,644

BR CL cost of services and goods	(1,052,487)	(981,741)	(877,284)
Reclassification to cost of services and goods
Taxes on sales	(511,437)	(417,648)	(394,517)
Increase in roaming cost	(14,130)	—	—
Reclassification from sales expense
Rewards program expense	(2,429)	(14,127)	(10,625)
US GAAP adjustments
Amortization of monetary restatement of 1996 and 1997	(19,134)	(22,918)	(23,527)
Loss on disposal of assets monetarily restated in 1996 and 1997	(12)	(12)	(31)
Amortization on capitalized interest	(3,823)	(9,005)	(5,762)
Purchase accounting
Depreciation of fixed assets adjustment	(7,274)	(7,274)	(7,274)
Amortization of subscriber base intangible asset	(33,880)	(33,880)	(33,880)
Amortization of concession	(40,288)	(40,288)	(40,288)
Deferred tax (Fistel) on activation fees	2,698	5,943	5,943
Pension and other postretirement benefits	(2,028)	—	—
Stock option compensation – MOS Plan	(312)	2,858	(160)
Deferred costs on handset sales, including taxes on sales, net of amortization during the year	(28,118)	44,788	80,172

US GAAP cost of services and goods	(1,712,654)	(1,473,304)	(1,307,233)

US GAAP gross profit	733,482	747,187	710,411

	2003	2002
Total assets as of December 31	2,960,940	2,996,686
Property, plant and equipment	3,145,620	2,977,186
Accumulated depreciation	(1,887,326)	(1,466,026)

Net property, plant and equipment	1,267,294	1,511,160

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

36.	Additional disclosures required by US GAAP

a.	Pension and postretirement benefits

     A summary of the liability as of December 31, 2003 and 2002 for the Company’s active employees defined benefit pension plan (PBS-Tele Sudeste) is as follows:

     Reconciliation of Funded Status

          Reconciliation of Funded Status

PBS – Tele Sudeste

	2003	2002
Accumulated benefit obligation:
Vested	7,726	4,842
Nonvested	2,264	4,748

Total	9,990	9,590
Projected benefit obligation	11,022	10,955
Fair value of plan assets	14,109	10,549

Funded status	(3,087)	406
Unrecognized gains	4,943	1,401
Unrecognized net transition obligation	(142)	(165)

Net amount recognized	1,714	1,642

          Disclosure of net periodic pension cost for 2003 and 2002

	2003	2002
Service cost (net of employee contributions)	478	532
Interest cost on PBO	1,079	927
Expected return on assets	(1,079)	(1,161)
Amortization of initial transition obligation	23	23
Amortization of gains	18	(182)

Net periodic pension cost	519	139

          Change in accrued pension cost as of December 31, 2003 and 2002

	2003	2002
Accrued pension cost at beginning of year	1,642	2,115
Net periodic pension cost
	519	139
Actual contributions	(447)	(612)

Accrued pension cost at end of year	1,714	1,642

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

          Change in benefit obligation

	Project
	Benefit
	Obligation -
	PBO	Unrec. G/(L)	Unrec. ITO
Benefit obligation at December 31, 2001	9,351	4,267	(188)
Service cost	643	—	—
Interest cost	927	—	—
Amortization		(182)	23
Benefits payments and expenses	(158)	—	—
Actuarial losses on PBO	192	(192)	—
Actuarial losses on plan assets	—	(2,492)	—

Benefit obligation at December 31, 2002	10,955	1,401	(165)
Service cost	632	—	—
Interest cost	1,079	—	—
Amortization	—	18	23
Benefits payments and expenses	(595)	—	—
Actuarial gains on PBO	(1,049)	1,049	—
Actuarial gains on plan assets	—	2,475	—

Benefit obligation at December 31, 2003	11,022	4,943	(142)

          Expected Cash Flows

          The expected employer contributions for 2004 totalize R$32.

          Change in plan assets

	2003	2002
Plan assets at beginning of year	10,549	11,315
Actual contributions	519	716
Actual distributions and expenses	(595)	(158)
Actual return on plan assets	3,636	(1,324)

Plan assets at end of year	14,109	10,549

          Employer contributions and benefits paid in the above table include only those amounts contributed directly to, or paid directly from, plan assets.

          Asset allocation

          The asset allocation for the Company’s pension plans at the end of 2003 and 2002, and the target allocation for 2004, by asset category, are as follows.

Asset category

	Target Allocation	Percentage of Plan Assets at
	for	Year End
	2004	2003	2002
Equity securities	4%	19%	12%
Loans	2%	1%	1%
Fixed income	94%	80%	87%

Total	100%	100%	100%

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

     The plan investment strategy is based on a long-term macroeconomic scenario. This scenario presents low Brazil’s risk, moderate economic growth, stable inflation and exchange rates, and moderate interest rates.

     The devised asset mix is the same for both plans (PBS and Visão) and is composed by fixed income, equities and loans. The fixed income target allocation ranges form 65% to 100%, equities target allocation is up to 35% and loans, up to 5%. The 2004 expected return for this mix is around 6.3% and 6.5%.

     The expected return on plan assets is the average after-tax return of each asset category weighted by target allocations. Asset categories returns are based on long-term macroeconomic scenarios.

The actuarial assumptions used in 2003 and 2002 were as follows:

	2003	2002
Discount rate for determining projected benefit obligations	11.30%	10.24%
Rate of increase in compensation levels	7.10%	6.08%
Benefit adjustments	5.00%	4.00%
Expected long-term rate of return on plan assets	11.83%	10.24%
Inflation	5.00%	4.00%
Number of active participants – PBS – Tele Sudeste	14	14
Number of retirees and beneficiaries – PBS – Tele Sudeste	14	20

     A summary of the Sistel pension plan as of December 31, 2003 and 2002 for the multiemployer portion (inactive employees pension plan) – PBS-A, is as follows:

Pension benefit plan – PBS-A

	2003	2002
Funded status:
Accumulated benefit obligation
Vested	3,484,245	2,922,542

Projected benefit obligation	3,484,245	2,922,542
Fair value of plan assets	4,163,102	3,650,789

Funded status	(678,857)	(728,247)

     A summary of the postretirement benefits plan (health care plan – PAMA), which remains as multiemployer plan, is as follows:

Health Care Plan – PAMA

	2003	2002
Funded Status:
Accumulated postretirement benefit obligation:
Active participants	25,678	46,107
Inactive participants	783,525	867,041

	809,203	913,148

Fair value of plan assets	456,509	405,732

Obligations in excess of plan assets	352,694	507,416

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

b.	Intangible assets subject to amortization

     Following is a summary of the Company’s intangible assets subject to amortization under US GAAP:

	2003			2002
			Subscriber			Subscriber
	Software	Concession	base	Software	Concession	base
Gross	261,210	216,648	135,518	209,267	216,648	135,518
Accumulated amortization	(106,300)	(124,221)	(104,463)	(54,970)	(83,933)	(70,583)

Net	154,910	92,427	31,055	154,297	132,715	64,935

     Aggregate amortization expense for the above intangible assets amounted to R$125,929, R$105,137 and R$89,216 for the years ended December 31, 2003, 2002 and 2001, respectively.

     The estimated aggregate amortization expense for the next years is as follows:

Amount
2004	133,293
2005	94,673
2006	50,426

c.	Concentration of risks

     The credit risk with respect to trade accounts receivable is diversified. The Companies continually monitor the level of trade accounts receivable and limit the exposure to bad debts by cutting access to the handset network if any invoice is 15 days past due. Exceptions comprise handset services that must be maintained for reasons of safety or national security.

     In conducting their businesses, Telerj Celular S.A. and Telest Celular S.A. are fully dependent upon the cellular telecommunications concession as granted by the Federal Government.

     Approximately 46% of all employees are members of state labor unions associated with either the Federação Nacional dos Trabalhadores em Telecomunicações (“Fenattel”), or with the Federação Interestadual dos Trabalhadores em Telecomunicações (“Fittel”). The Companies negotiate new collective labor agreements every year with the local union. The collective agreements currently in force expire December 2004.

     There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Companies’ operations.

d.	New accounting pronouncements

     Amendment of Statement 133 on Derivative Instruments and Hedging Activities

     In April 2003, the FASB issued SFAS No.149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

provisions of this statement are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not result in any impact to the Company’s financial statements.

     Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

     In April 2003, the FASB issued SFAS No. 150, “Accounting for certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. The adoption of SFAS 150 did not result in any impact to the Company’s financial statements.

     FIN No. 46 - Consolidation of Variable Interest Entities - an interpretation of ARB No. 51

     In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R” or the “Interpretation”). FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

     Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The Company does not anticipate that the adoption of FIN 46R will have a material impact on its financial position, cash flows and results of operations.

     SFAS No. 132 (Revised 2003) - Employers’ Disclosures about Pensions and Other Postretirement Benefits

     In December 2003, the FASB issued SFAS No. 132, Revised 2003, (“SFAS 132R”), which requires an entity to make additional disclosures about pensions and other postretirement benefits. These disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows and components of net periodic benefit cost. SFAS 132R would be effective for any domestic plans beginning with fiscal years ending after December 15, 2003 and any foreign plans beginning with fiscal years ending after June 15, 2004. The Company has adopted these additional disclosures for the year ended December 31, 2003 (See Note 38.a).

     SAB No. 104 – Revenue Recognition

     In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

with current authoritative accounting and auditing guidance and SEC rules and regulations. The company believes it is currently following the guidance of SAB 104.

     EITF 00-21 - Accounting for Revenue Arrangements with Multiple Element Deliverables

     In November 2002, the Emerging Issues Task Force (“EITF”), of the FASB reached a consensus on EITF 00-21. EITF 00-21 provides guidance on how to account for arrangements that may involve multiple revenue-generating activities, for example, the delivery of products or performance of services, and/or rights to use other assets. The requirements of EITF 00-21 will be applicable to agreements entered into for periods beginning after 15 June 2003 and will therefore first apply to the Company for any arrangements entered into from 1 April 2004. The adoption of this EITF had no impact on the Company’s financial position or results of operations.

     EITF Issue No. 01-08 - Determining Whether an Arrangement Contains a Lease

     In May 2003, the EITF reached consensus in EITF Issue No. 01-08 to clarify the requirements of identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to mandate reporting revenue as rental or leasing income that otherwise would be reported as part of product sales or service revenue. EITF Issue No. 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, “Accounting for Leases.” The Company does not anticipate that the adoption of EITF Issue No. 01-08 will have a material effect on its consolidated results of operations, cash flows or financial position.

EITF Issue No. 03-11 - Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes

     In July 2003, the EITF reached consensus in EITF Issue No. 03-11 that determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, “Accounting for Nonmonetary Transactions,” should be considered. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. The Company does not anticipate that the adoption of EITF Issue No. 03-11 will have a material effect on its consolidated results of operations, cash flows or financial position.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * *