Form 20-F
period 2004-12-31
TELE SUDESTE CELULAR PARTICIPACOES SA
filed 2005-04-15
CIK 1066123

As filed with the Securities and Exchange Commission on April 15, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________ to ________________

Commission file number: 001-14493

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant’s name into English)

The Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Praia de Botafogo, 501, 7º andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Preferred Shares, without par value	New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing 5,000 preferred shares	New York Stock Exchange
____________
*	Not for trading purposes, but only in connection with the registration on the New York Stock Exchange of American Depositary Shares representing those preferred shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. The number of outstanding shares as of December 31, 2004 was:

Title of Class	Number of Shares Outstanding

Common Stock	189,434,957,933
Preferred Stock	259,575,036,202

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

  Item 17        Item 18

Back to Content

Back to Contents

INTRODUCTION

All references in this annual report to:

•	“1xRTT” are to 1x Radio Transmission Technology, the CDMA 2000 1x technology, which pursuant to the ITU (International Telecommunications Union) and in accordance with the IMT-2000 rules, is the 3G (third generation) technology;

•	“ADRs” are to the American Depositary Receipts evidencing our ADSs;

•	“ADSs” are to our American Depositary Shares, each representing 5,000 shares of our non-voting preferred stock. On March 29, 2005 TSD approved a reverse split to occur at the ratio of five thousand (5,000) shares to one (1) share of the respective class. There will be no fractional ADRs resulting from the reverse split, contrary to the effect of the transaction on the Brazilian shares. As of May 4, 2005, each ADR issued by the Company will represent one (1) preferred share;

•	“AMPS” are to Advanced Mobile Phone System, a radio interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the frequency domain;

•	“Anatel” are to Agência Nacional de Telecomunicações — ANATEL, the Brazilian telecommunications regulatory agency;

•	“Brazilian Central Bank,” “Central Bank of Brazil” or “Central Bank” are to the Banco Central do Brasil, the Brazilian central bank, known as BACEN as well;

•	“Brazilian Corporate Law” are to Law No. 6,404 of December, 1976, as amended by Law No. 9,457 of May 1997 and by Law No. 10,303 of October 2001;

•	“Brazilian government” are to the federal government of the Federative Republic of Brazil;

•	“CDMA” are to Code Division Multiple Access, an aerial interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the code domain;

•	“Commission” are to the U.S. Securities and Exchange Commission;

•	“Customers” are to number of wireless lines in service;

•	“CVM” are to the Comissão de Valores Mobiliários, the Brazilian securities commission;

•	“EV-DO” are to Evolution Data Optimized, a 3G technology, which provides data transmission at a speed up to 2.4 mbps in laptops or PDAs;

•	“General Telecommunications Law” are to Lei Geral de Telecomunicações, as amended, which regulates the telecommunications industry in Brazil;

•	“Net additions” are to the total number of new customers acquired in the period minus the reduction in the number of customers.

•	“Real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

•	“SMC” are to Serviço Movél Celular (Mobile Cellular Service), a service rendered pursuant to a concession granted by Anatel to provide mobile service in a specific frequency range;

•	“SMP” are to Serviço Móvel Pessoal (Personal Cellular Service), a service rendered pursuant to an authorization granted by Anatel to provide mobile service in a specific frequency range;

i

Back to Content

•	“SMS” are to text messaging services for cellular handsets, which allow customers to send and receive alphanumerical messages;

•	“TDMA” are to Time Division Multiple Access, a radio interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the time domain;

•	“Tele Sudeste Celular Participações S.A.”, “Tele Sudeste,” “we,” “our” and “us” are to Tele Sudeste Celular Participações S.A. and its consolidated subsidiaries (unless the context otherwise requires);

•	“Telebrás” are to Telecomunicações Brasileiras S.A. — TELEBRAS;

•	“U.S.$,” “dollars” or “U.S. dollars” are to United States dollars;

•	“Vivo” are to the brand used in Brazil in the operations of the companies that together constitute the assets of the joint venture between Portugal Telecom and Telefónica Móviles, known as Brasilcel N.V., or Brasilcel; and

•	“WAP” are to Wireless Application Protocol, an open and standardized protocol started in 1997, which allows access to Internet servers through specific equipment, a WAP Gateway at the carrier, and WAP browsers in customers’ handsets;

          TSD’s subsidiaries are: Telerj Celular S.A., or Telerj Celular, and Telest Celular S.A., or Telest Celular.

          Unless otherwise specified, data relating to the Brazilian telecommunications industry included in this annual report were obtained from Anatel.

PRESENTATION OF FINANCIAL INFORMATION

          Our consolidated financial statements as of and for the years ended December 31, 2004, 2003 and 2002, have been prepared in accordance with the accounting practices adopted in Brazil, as prescribed by Brazilian Corporate Law, or the Brazilian Corporate Law Method, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 35 to our financial statements appearing elsewhere in this annual report describes the principal differences between the Brazilian Corporate Law Method and U.S. GAAP as they relate to us, and provides a reconciliation to U.S. GAAP of net income and shareholders’ equity. The consolidated financial statements have been audited by Deloitte Touche Tohmatsu Auditores Independentes.

          Prior to 2003, we presented financial information in our annual report on Form 20-F using the price-level accounting methodology prescribed by the Brazilian Federal Accountancy Council. Beginning with the fiscal year ended December 31, 2003, we changed to the Brazilian Corporate Law Method because we do not primarily rely on price-level accounting in reporting to investors and regulatory authorities in Brazil. For consistency, we have presented all our financial information in this annual report, in accordance with the Brazilian Corporate Law Method. As a result, the financial information included in this annual report as of and for the year ended December 31, 2002 or for previous years is different from the information we presented in our annual report for the year ended December 31, 2002 or for previous years. See note 2 to our consolidated financial statements included herein.

FORWARD-LOOKING STATEMENTS

          Certain information included in this annual report, principally in “Item 3D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects,” contains information that is forward-looking, including, but not limited to:

•	statements concerning our operations and prospects;

•	the size of the Brazilian telecommunications market;

•	estimated demand forecasts;

ii

Back to Content

•	our ability to secure and maintain telecommunications infrastructure licenses, rights-of-way and other regulatory approvals;

•	our strategic initiatives and plans for business growth;

•	industry conditions;

•	our funding needs and financing sources;

•	network completion and product development schedules;

•	expected characteristics of competing networks, products and services;

•	quantitative and qualitative disclosures about market risks;

•	other statements of management’s expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts; and

•	other factors identified or discussed under “Item 3.D. Key Information—Risk Factors.”

          Forward looking statements may also be identified by words such as “believe,” “expect,” “anticipate,” “project,” “intend,” “should,” “seek,” “estimate,” “future” or similar expressions. Forward-looking information involves risks and uncertainties that could significantly affect expected results. The risks and uncertainties include, but are not limited to:

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

          We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward looking information, events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

iii

Back to Contents

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3.     KEY INFORMATION

A.      Selected Financial Data

          The selected financial data as of and for the years ended December 31, 2004, 2003 and 2002, included in this annual report have been derived from, and should be read in conjunction with, our audited consolidated financial statements and notes thereto included elsewhere in this annual report and audited by Deloitte Touche Tohmatsu Auditores Independentes. The selected financial data as of and for the years ended December 31, 2001 and 2000 included in this annual report have been derived from our audited financial statements and notes thereto audited by Deloitte Touche Tohmatsu Auditores Independentes, which are not included in this annual report. See “Presentation of Financial Information” above for additional information.

          Our consolidated financial statements are prepared in accordance with the Brazilian Corporate Law Method, which differs in certain material respects from U.S. GAAP. See note 35 to our consolidated financial statements for a summary of the differences between the Brazilian Corporate Law Method and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of shareholders’ equity as of December 31, 2004 and 2003, and net income for the years ended December 31, 2004, 2003 and 2002.

          The following tables present a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our financial statements and the notes thereto included elsewhere in this annual report and with “Item 5. Operating and Financial Review and Prospects.”

Back to Contents

	Year ended December 31,

	2004	2003	2002	2001	2000

	(in thousands of reais except when indicated)
Income Statement Data:
Brazilian Corporate Law Method
Net operating revenue	1,927,027	1,892,451	1,847,631	1,703,299	1,516,715
Cost of services and goods	(1,112,460)	(1,052,487)	(981,741)	(877,284)	(797,840)
Gross profit	814,567	839,964	865,890	826,015	718,875
Operating income (expenses)
Selling expenses	(508,461)	(387,466)	(392,482)	(293,418)	(245,768)
General and administrative expenses	(187,832)	(224,408)	(229,947)	(233,479)	(206,760)
Other operating income (expenses), net	16,981	13,309	(16,954)	5,413	12,906
Operating income (loss) before interest	135,255	241,399	226,507	304,531	279,253
Financial expense, net	5,727	(15,017)	(15,112)	(83,222)	(72,263)
Operating income (loss)	140,982	226,382	211,395	221,309	206,990
Net non-operating income (expense)	(1)	(8,535)	(1,202)	(991)	(3,096)
Income (loss) before minority interests and taxes	140,981	217,847	210,193	220,318	203,894
Income and social contribution taxes benefit (expense)	(48,103)	(61,610)	(69,817)	(57,404)	(58,039)
Minority interests	—	—	—	—	(23,979)
Net income	92,878	156,237	140,376	162,914	121,876
Net income per thousand shares	0.21	0.36	0.34	0.41	0.31
Operating income (loss) per thousand shares	0.31	0.52	0.51	0.52	—

Dividends per thousand preferred shares—R$ (a)	0.051	0.089	0.255	0.108	0.119
Dividends per thousand common shares—R$ (a)	0.046	0.081	0.232	0.108	0.119
Dividends per thousand preferred shares—US$ (a) (b)	0.019	0.031	0.075	0.047	0.057
Dividends per thousand common shares—US$ (a) (b)	0.017	0.028	0.068	0.047	0.057
_____________
(a)	For the year 2000, there was an additional dividend for preferred and common shares issued as a result of the reorganization in the amount of R$0.019 (U.S.$0.009).
(b)	U.S. dollar amount determined according to the applicable exchange rate at the date of the general shareholders’ meeting that approved the dividend distribution.

	Year ended December 31,

	2004	2003	2002	2001	2000

	(in thousands of reais except when indicated)
U.S. GAAP
Net operating revenue	2,619,351	2,446,136	2,220,491	2,017,644	1,749,607
Operating income (loss)	15,324	137,346	121,931	206,284	307,843
Net income (loss) before cumulative effect of adoption of accounting principle	13,708	116,823	4,021	129,860	166,069

Cumulative effect of adoption of accounting principle (SFAS 133), net of income tax effects of R$1,025	—	—	—	2,081	—
Net income	13,708	116,823	4,021	131,941	166,069
Net income (loss) per thousand shares:
Common shares—basic	0.03	0.26	—	0.33	0.49
Common shares—diluted	0.02	0.23	—	0.25	0.35
Weighted average number of common shares outstanding —basic (thousands)	188,067,310	168,375,242	148,443,147	136,479,679	125,390,242
Weighted average number of common shares outstanding —diluted (thousands)	230,876,784	227,501,934	222,297,796	225,110,055	221,471,887
Preferred shares—basic	0.03	0.28	0.01	0.33	0.49
Preferred shares—diluted	0.03	0.25	0.01	0.29	0.41
Weighted average number of Preferred shares outstanding —basic and diluted (thousands)	259,575,036	259,575,036	259,575,037	259,587,240	214,170,953

Back to Contents

	Year ended December 31,

	2004	2003	2002	2001	2000

	(in thousands of reais except when indicated)
Cash Flow Data:
Brazilian Corporate Law Method
Operating activities:
Total net cash provided by (used in) operating activities	437,190	737,400	756,910	597,607	523,115
Investing activities
Total net cash used in investing activities	(240,842)	(255,635)	(370,544)	(408,342)	(428,173)
Financing activities:
Total net cash provided by (used in) financing activities	(224,915)	(208,665)	(362,754)	(229,112)	(38,179)

Increase (decrease) in cash and cash equivalents	(28,567)	273,100	23,612	(39,847)	56,763

Cash and cash equivalents at beginning of year	382,473	109,373	85,761	125,608	68,845

Cash and cash equivalents at end of year	353,906	382,473	109,373	85,761	125,608

	At December 31,

	2004	2003	2002	2001	2000

	(in thousands of reais)
Balance Sheet Data:
Brazilian Corporate Law Method
Property, plant and equipment, net	1,263,569	1,398,014	1,585,057	1,592,391	1,467,696
Total assets	2,899,086	2,824,673	2,793,786	2,690,638	2,696,190
Net assets	1,970,733	1,903,363	1,779,685	1,735,749	1,622,473
Loans and financing—current portion	50,250	165,802	200,922	189,726	305,002
Loans and financing—non-current portion	—	53,153	259,597	294,939	263,499
Shareholders’ equity	1,970,733	1,903,363	1,779,685	1,735,749	1,622,473
Capital stock	891,460	778,838	685,321	595,722	595,722
Number of shares as adjusted to reflect changes in capital	449,009,994	432,598,218	414,006,458	396,041,635	396,345,036

U.S. GAAP
Property, plant and equipment, net	1,281,857	1,258,294	1,511,160	1,636,935	1,566,091
Total assets	2,953,506	2,960,940	2,996,686	3,098,880	3,153,941
Loans and financing—current portion	50,250	165,802	200,922	189,726	305,002
Loans and financing—non-current portion		53,153	259,597	294,939	263,499
Shareholders’ equity	1,991,309	2,001,746	1,921,296	2,007,812	1,935,512
Capital stock	891,460	778,838	685,321	595,722	595,722
Number of shares as adjusted to reflect changes in capital	449,009,994	432,598,218	414,006,458	396,041,635	396,345,036

Back to Content

Exchange Rates

          Before March 14, 2005, there were two principal foreign exchange markets in Brazil:

•	the commercial rate exchange market; and

•	the floating rate exchange market.

          Most trade and financial foreign-exchange transactions were carried out on the commercial rate exchange market. The floating market rate generally applied to transactions to which the commercial rate did not apply. Prior to February 1999, the exchange rate in each market was established independently, resulting in different rates during some periods. Since February 1, 1999, the Central Bank placed the commercial rate exchange market and the floating rate exchange market under identical operational limits, and financial institutions operating in the commercial market were authorized to unify their positions in the two different markets, which led to a convergence in the pricing and liquidity of both markets and a reduction in the difference between their respective rates.

          With the enactment of Resolution No. 3,265, dated March 4, 2005 by the National Monetary Council, both markets were consolidated into one single foreign exchange market, effective as of March 14, 2005. All foreign exchange transactions are now carried out this single consolidated market, through institutions authorized to operate in such market. The Brazilian government has yet to enact in its entirety the regulations applicable to the new foreign exchange market.

          Foreign exchange rates continue to be freely negotiated, but may be influenced by Central Bank intervention. From March 1995 through January 1999, the Central Bank allowed the gradual devaluation of the real against the U.S. dollar. In January 1999, the Central Bank allowed the real/U.S. dollar exchange rate to float freely. Since then, the real/U.S. dollar exchange rate has been established mainly by the Brazilian interbank market and has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise, or that the exchange market will not be volatile as a result of political instability or other factors. In light of these factors, we cannot predict that the real will not depreciate or appreciate in value in relation to the U.S. dollar substantially in the future. In addition, exchange rate fluctuations may also affect our financial condition. For more information on these risks, see “Risk Factors—Risks Relating to Brazil”.

          The following tables set forth the commercial selling rate, expressed in reais per U.S. dollar for the periods indicated as reported by the Central Bank.

	Exchange Rate of R$ per U.S.$

	Low	High	Average(1)	Year-End

Year ended December 31,
2000	1.723	1.985	1.830	1.955
2001	1.936	2.801	2.352	2.320
2002	2.271	3.955	2.931	3.533
2003	2.822	3.662	3.072	2.889
2004	2.654	3.205	2.917	2.654
_____________
Source: Central Bank of Brazil, PTAX.
(1)	Represents the average of the exchange rates (PTAX) on the last day of each month during the relevant period.

	Exchange Rate of R$ per U.S.$

	Low	High

Month Ended
October 31, 2004	2.824	2.885
November 30, 2004	2.731	2.859
December 31, 2004	2.654	2.787
January 31, 2005	2.625	2.722
February 28, 2005	2.562	2.632
March 31, 2005	2.629	2.765
April 30, 2005 (until April 13, 2005)	2.562	2.660
_____________
Source: Central Bank of Brazil, PTAX.

Back to Contents

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

          In the past, the Brazilian government has intervened in the Brazilian economy and occasionally made drastic changes in policy. The Brazilian government’s actions to control inflation and affect other policies have often involved wage and price controls, currency devaluations, capital controls, and limits on imports, among other things. Our business, financial condition, results of operations and the market price of our preferred shares and ADSs may be adversely affected by changes in government policies, as well as general economic factors, including:

•	currency fluctuations;

•	exchange control policies;

•	internal economic growth;

•	inflation;

•	price instability;

•	energy policy;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	tax policies (including reforms currently under discussion in the Brazilian Congress); and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Back to Contents

Inflation and certain government measures to curb inflation may have adverse effects on the Brazilian economy, the Brazilian securities market and/or our business and operations.

          Brazil has historically experienced extremely high rates of inflation. Inflation and certain of the Brazilian government’s measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy. Since 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. In 2004, the general price index, or the IGP-DI (the ĺndice Geral de Preços — Disponibilidade Interna), an inflation index developed by the Fundação Getúlio Vargas, a private Brazilian foundation, reflected inflation of 12.13%, compared to 7.7% in 2003 and 26.4% in 2002. If Brazil experiences significant inflation, we may be unable to increase service rates to our customers in amounts that are sufficient to cover our increasing operating costs, and our business may be adversely affected. In addition, high inflation generally leads to higher domestic interest rates and, as a result, the cost of servicing our real-denominated debt may increase. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could adversely affect our ability to refinance our indebtedness in those markets.

Fluctuations in the value of the real against the value of the U.S. dollar may adversely affect our ability to pay U.S. dollar-denominated or U.S. dollar-linked obligations and could lower the market value of our preferred shares and ADSs.

          The Brazilian currency has historically experienced frequent devaluations. The real devalued against the U.S. dollar by 18.7% in 2001. During 2002, the real continued to undergo significant devaluation due in part to the political uncertainty in connection with the elections and the global economic slowdown. In 2002, the real devalued against the U.S. dollar by 52.3%. However, the economic policies initiated by the Brazilian government in 2003 have helped to restore confidence in the Brazilian market. This, coupled with the U.S. dollar devaluation in the international market, has resulted in an appreciation of the real against the U.S. dollar of 18.2% in 2003 and 8% in 2004. However, there is no guarantee that this trend will continue or that the exchange rate will remain at current levels. Devaluations of the real would reduce the U.S. dollar value of distributions and dividends on preferred shares and the ADSs and may also reduce the market value of the preferred shares and the ADSs. See “—Selected Financial Data—Exchange Rates” for more information on exchange rates.

          As of December 31, 2004, we had R$50.3 million in total debt, all of which was denominated in U.S. dollars. As of December 31, 2004, we had foreign currency derivatives in place to cover all of our U.S. dollar-denominated debt. Also, significant costs relating to our network infrastructure are payable or linked to payment by us in U.S. dollars. At the same time, while we may derive income from derivative transactions denominated in foreign currencies, all of our operating revenues are generated in reais. To the extent that the value of the real decreases relative to the U.S. dollar, our debt becomes more expensive to service and it becomes more costly for us to import the technology and the goods that are necessary to operate our business.

Deterioration in economic and market conditions in other countries, especially emerging market countries, may adversely affect the Brazilian economy and our business.

          The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or conditions in other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil as well as limited access to international capital markets, which may adversely affect our ability to borrow funds at an acceptable interest rate or to raise equity capital when and if there should be a need for us to do so. Adverse developments in other emerging market countries could also lead to a reduction in both demand and the market price for our preferred shares and ADSs.

Back to Contents

Risks Relating to the Brazilian Telecommunications Industry and Us

Extensive government regulation of the telecommunications industry may limit our flexibility in responding to market conditions, competition and changes in our cost structure.

          Our business is subject to extensive government regulation, including any changes that may occur during the period of our authorization to provide telecommunications services. Anatel, which is the main telecommunications industry regulator in Brazil, regulates, among other things:

•	industry policies and regulations;

•	licensing;

•	tariffs;

•	competition;

•	telecommunications resource allocation;

•	service standards;

•	technical standards;

•	interconnection and settlement arrangements; and

•	universal service obligations.

          The extensive regulation and the conditions imposed by our authorization to provide telecommunications services may limit our flexibility in responding to market conditions, competition and changes in our cost structure.

Our results may be affected in the medium or long term as a result of the new SMP rules.

          In 2002, Anatel changed the SMP regime (first enacted in December 2000), thus encouraging companies operating under the SMC system to migrate to the SMP system. Under the SMP regime, we no longer receive payment from our customers for outbound long distance traffic, but we receive payment for the use of our network, in accordance with the network usage remuneration plan. Although the new regime has not had a significant impact on our operations to date, we cannot assure that in the future the interconnection fees that we will receive from long distance operators will compensate us for the revenues that we would have received from our customers for outbound long distance traffic.

          Until June 30, 2004, SMP service providers could choose to establish a price cap or freely negotiate their interconnection charges. Since that date, free negotiation has been the rule, subject to Anatel regulations. In addition, under the SMP regime, an SMP cellular operator will pay for the use of another SMP cellular operator’s network in the same registration area only if the traffic carried from the first operator to the second exceeds 55% of the total traffic exchanged between them. In that case, only those calls that have surpassed the 55% level will be subject to payment for network usage. This rule will remain in effect until June 30, 2005, after which no payments will be due for network usage between SMP networks, regardless of the amount of traffic. As a result, if the traffic we terminate for other SMP cellular operators exceeds the traffic they terminate for our company, our revenues and results of operations may be adversely affected.

          Anatel submitted for public comment new regulations on interconnection rules for public comment. The public comment period ended on October 18, 2004 and we have presented our arguments against some of the proposals that may have adverse effects on our results. Anatel will decide whether to issue a new regulation and its content. If these regulations take effect, they may negatively affect our revenues and results of operations.

Back to Contents

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

          There is substantial competition in the telecommunications industry. We compete not only with companies that provide wireless services and trunking, but also with companies that provide fixed-line telecommunications and Internet access services, because of the trend toward the convergence and substitution of mobile services for these other services.

          We expect competition to intensify as a result of the entrance of new competitors and the rapid development of new technologies, products and services. Our ability to compete successfully will depend on our marketing techniques, as well as on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by our competitors. To the extent that we do not keep pace with technological advances, or fail to timely respond to changes in competitive factors in our industry, we could lose a portion of our market share or experience a decline in our revenue. Competition from other mobile communications service providers in the region in which we operate may also affect our financial results by causing, among other things, the rate of our customer growth to decline, forcing us to decrease in tariff rates and increases in selling expenses. This could have a material adverse effect on our results of operations.

          There has been consolidation in the Brazilian telecommunications market, and we believe this trend may continue. Consolidations may result in increased competitive pressures within our market. We may be unable to adequately respond to pricing pressures resulting from consolidation, which would adversely affect our business, financial condition and results of operations.

Our results of operations would be negatively affected by a high rate of customer turnover or a decrease in our customer growth.

          A high rate of customer turnover and/or a decrease in our rate of customer growth could adversely affect our results of operations as well as our competitive position. The rate of customer turnover may be the result of several factors, including limited network coverage and lack of sufficient reliability of our services, as well as increased competition in the region in which we operate and the economic conditions in Brazil.

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

          The advent of new products and technologies could have a variety of consequences for us. These new products and technologies may reduce the price of our services by providing lower-cost alternatives, or they may be superior to, and render obsolete, the products and services we offer and the technologies we use, requiring investment in new technology. The cost of upgrading our products and technology in order to continue to compete effectively could be significant, and our ability to fund the upgrading may depend on our ability to obtain additional financing.

Our controlling shareholders have a great deal of influence over our business.

          PT Móveis SGPS, S.A. and Telefónica Móviles, S.A., our principal shareholders, own, directly and indirectly, approximately 91.75% of our common shares and 90.89% of our total capital as of December 31, 2004. PT Móveis SGPS, S.A. is 100% controlled by Portugal Telecom SGPS, S.A. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.” Due to their share ownership, our principal shareholders have the power to control us and our subsidiaries, including the power to elect our directors and officers and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of our dividends. In addition, PT Móveis SGPS, S.A. and Telefónica Móviles, S.A. share their participation in us equally. Any disagreement or dispute between them may have an impact on the decision-making capabilities of our management.

Back to Contents

The wireless industry, including us, may be harmed by reports suggesting that radio frequency emissions cause health problems and interfere with medical devices.

          Media and other reports have suggested that radio frequency emissions from wireless handsets and base stations may cause health problems. If consumers harbor health-related concerns, they may be discouraged from using wireless handsets. These concerns could have an adverse effect on the wireless communications industry and, possibly, expose wireless providers, including us, to litigation. We cannot assure you that further medical research and studies will refute a link between the radio frequency emissions of wireless handsets and base stations and these health concerns. Government authorities could increase regulation of wireless handsets and base stations as a result of these health concerns or wireless companies, including us, could be held liable for costs or damages associated with these concerns, which could have an adverse effect on our business, financial condition and results of operation. The expansion of our network may be affected by these perceived risks if we experience problems in finding new sites, which in turn may delay the expansion and may affect the quality of our services. On July 2, 2002, Anatel published Resolution No. 303 that limits emissions from and exposure to fields with frequencies between 9 kHz and 300 GHz. Additionally, the Brazilian government is developing specific legislation for deployment of radio frequency transmission stations that will supersede the existing state and municipal laws. The new laws may create additional transmission regulations which, in turn, could have an adverse effect on our business.

Risks Relating to Our Preferred Shares and Our ADSs

Our preferred shares and our ADSs generally do not have voting rights.

          In accordance with Brazilian Corporate Law and our by-laws, holders of our preferred shares, and therefore of our ADSs, are not entitled to vote at meetings of our shareholders, except in limited circumstances. See “Item 10.B. Memorandum and Articles of Association.”

Holders of the ADSs may find it difficult to exercise even their limited voting rights at our shareholders’ meetings.

          Holders of our ADSs may exercise the limited voting rights with respect to our preferred shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional steps involved in communicating with ADS holders. For example, we are required to publish a notice of our shareholders’ meetings in certain newspapers in Brazil. To the extent that holders of our preferred shares are entitled to vote at a shareholders’ meeting, they will be able to exercise their voting rights by attending the meeting in person or voting by proxy. By contrast, holders of the ADSs will receive notice of a shareholders’ meeting by mail from the depositary following our notice to the ADR depository requesting the ADR depository to do so. To exercise their voting rights, ADS holders must instruct the depositary on a timely basis. This noticed voting process will take longer for ADS holders than for holders of preferred shares. If it fails to receive timely voting instructions for all or part of the ADSs, the depositary will assume that the holders of those ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their ADSs, except in limited circumstances.

          In the limited circumstances in which holders of the ADSs have voting rights, they may not receive the voting materials in time to instruct the depositary to vote our preferred shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of the ADSs or for the manner of carrying out those voting instructions. Accordingly, holders of the ADSs may not be able to exercise voting rights, and they will have no recourse if the preferred shares underlying their ADSs are not voted as requested.

Back to Contents

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

          The ADSs benefit from the certificate of foreign capital registration, which permits The Bank of New York, as depositary, to convert dividends and other distributions with respect to preferred shares into foreign currency, and to remit the proceeds abroad. Holders of ADSs who exchange their ADSs for preferred shares will then be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under Resolution 2,689 of the Central Bank of Brazil, dated January 26, 2000, known as Resolution 2,689, issued by BACEN, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration.

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

Holders of the ADSs may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our shareholders may have fewer and less well-defined rights.

          Holders of the ADSs are not direct shareholders of our company and are unable to enforce the rights of shareholders under our by-laws and Brazilian Corporate Law.

          Our corporate affiliates are governed by our by-laws and the Brazilian Corporate Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Even if a holder of ADSs surrenders its ADSs and becomes a direct shareholder, its rights as a holder of our preferred shares underlying the ADSs under the Brazilian Corporation Law to protect its interests relative to actions by our board of directors may be fewer and less well-defined than under the laws of those other jurisdictions.

          Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our preferred shares and the ADSs at a potential disadvantage.

Back to Contents

Exchange controls and restrictions on remittances abroad may adversely affect holders of the ADSs and the underlying preferred shares.

          Brazilian law provides that whenever there is a significant imbalance in Brazil’s balance of payments or a significant possibility that such imbalance will exist, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investment in Brazil (as it did for approximately six months in 1989 and early 1990) and on the conversion of Brazilian currency into foreign currencies. These restrictions could hinder or prevent the Brazilian custodian of the preferred shares underlying the ADSs or holders who have exchanged the ADSs for the underlying preferred shares from converting dividends, distributions or the proceeds from any sale of such shares into U.S. dollars and remitting such U.S. dollars abroad. In such an event, the Brazilian custodian for our preferred shares will hold the reais that it cannot convert for the account of holders of the ADSs who have not been paid. Neither the custodian nor the depositary will be required to invest the reais or be liable for any interest.

Holders of the ADSs may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our shareholders may have fewer and less well-defined rights.

          Holders of the ADSs are not direct shareholders of our company and are unable to enforce the rights of shareholders under our by-laws and the Brazilian Corporation Law. Our corporate affairs are governed by our by-laws and the Brazilian Corporation Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the States of Delaware or New York, or elsewhere outside Brazil. Even if a holder of ADSs surrenders its ADSs and becomes a direct shareholder, its rights as a holder of our preferred shares underlying the ADSs under the Brazilian Corporation Law to protect its interests relative to actions by our board of directors may be fewer and less well-defined than under the laws of those other jurisdictions.

          Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our preferred shares and the ADSs at a potential disadvantage. Corporate disclosures also may be less complete or informative than for a public company in the United States or in certain other countries.

Holders of the ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

          We are a corporation (sociedade anônima) organized under the laws of Brazil, and most of our directors and executive officers and our independent public accountants reside or are based in Brazil. Substantially all of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of the ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us or our directors or executive officers than would shareholders of a U.S. corporation.

Actual or anticipated sales of a substantial number of preferred shares could decrease the market prices of our preferred shares and the ADSs.

          Sales of a substantial number of our preferred shares could negatively affect the market prices of our preferred shares and the ADSs. If, in the future, existing or future holders of preferred shares make substantial sales of shares, the market price of our preferred shares and, by extension, the ADSs may decrease significantly. As a result, holders of the ADSs may not be able to sell the ADSs at or above the price they paid for them.

Back to Contents

Holders of the ADSs could be subject to Brazilian income tax on capital gains from sales of ADSs.

          Historically, any capital gain realized on a sale or other disposition of ADSs between non-Brazilian holders outside Brazil was not subject to Brazilian income tax. However, a new Brazilian law provides that, commencing on February 1, 2004, “the acquiror, individual or legal entity resident or domiciled in Brazil, or the acquiror’s attorney-in-fact, when such acquirer is resident or domiciled abroad, shall be responsible for the retention and payment of the income tax applicable to capital gains earned by the individual or legal entity resident or domiciled abroad who disposes of property located in Brazil.” The Brazilian tax authorities have recently issued a normative instruction confirming that they intend to assess income tax on capital gains earned by non-Brazilian residents whose assets are located in Brazil. It is unclear whether ADSs representing preferred shares, which are issued by the depositary outside Brazil, will be deemed to be “property located in Brazil” for purposes of this law. Accordingly, we cannot determine whether Brazilian tax authorities will attempt to tax any capital gains arising from the sale or other disposition of ADSs, even when the transaction is consummated outside Brazil between non-Brazilian residents.

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

ITEM 4.     INFORMATION ON THE COMPANY

A.      Our History and Development

General

          We are incorporated under the laws of the Federative Republic of Brazil under the name Tele Sudeste Celular Participações S.A. We have the legal status of a sociedade por ações, or a stock corporation, operating under Brazilian Corporate Law. Our principal executive offices are located at Praia de Botafogo, 501, Torre Corcovado, 7º andar, 22250-040, Rio de Janeiro, RJ, Brazil. Our telephone number is 55-21-2586-6613, our facsimile number is 55-21-2586-6813 and our website is www.vivo.com.br. The information on our website is not part of this annual report. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

          According to market share data published by Anatel, we are a leading provider of cellular telecommunications services in Brazil through our subsidiaries Telerj Celular and Telest Celular. The following chart shows our corporate structure as of December 31, 2004:

Back to Contents

Telebrás and the Privatization

          Tele Sudeste was created as a result of a restructuring of Telebrás in 1998. Before 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás and its operating subsidiaries, known as the predecessor companies, collectively known as the Telebrás System, were created acquiring almost all of the telecommunications companies in Brazil, and creating a near monopoly over the provision of public telecommunications services in Brazil.

Back to Contents

          In 1995, the federal government began a comprehensive reform of Brazil’s telecommunications regulatory system. In July 1997, Brazil’s national congress adopted the General Telecommunications Law, which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of the Telebrás System. In January 1998, in preparation for the restructuring and privatization of the Telebrás System, the cellular telecommunications operations of the Telebrás System were spun off into separate companies. In May 1998, the Telebrás System was restructured to form, in addition to Telebrás, 12 new holding companies. Virtually all of the predecessors companies’ assets and liabilities were allocated to the new holding companies, which we refer to as the new holding companies. Tele Sudeste was one of the new holding companies. Tele Sudeste was allocated all of the share capital held by Telebrás in Telerj Celular and Telest Celular, the cellular operating companies that had provided cellular telecommunications service in the states of Rio de Janeiro and Espírito Santo, respectively, since 1993. The federal government’s common shares of Tele Sudeste’s capital stock were purchased by a consortium comprised of Telefónica Internacional S.A., Iberdrola Investimentos Sociedade Unipessoal Ltda., NTT Mobile Communications Network, Inc. and Itochu Corporation.

Purchase of Shares from Iberdrola

          On April 5, 2001, Telefónica S.A. and Iberdrola S.A. signed an agreement through which Telefónica agreed to acquire all the Iberdrola group’s shareholdings in the Brazilian telecommunications operators in which both groups held interests. Anatel authorized this transaction on August 22, 2001 and in December 2001 Telefónica S.A. acquired 7% of the capital stock of Sudestecel Participações S.A. (the holding company which controls Tele Sudeste Celular Participações S.A.). In exchange, Iberdrola received shares of Telefónica. In May 2002, Telefónica contributed these shares to its affiliated company, Telefónica Móviles S.A.

Brasilcel

          On January 23, 2001, Portugal Telecom and Telefónica Móviles entered into a strategic agreement to create a mobile services company in Brazil that would aggregate all of their investments in cellular telecommunications businesses to the extent permitted under Brazilian law. In December 2002, Anatel approved the joint venture between Portugal Telecom and Telefónica Móviles. This joint venture, named Brasilcel N.V., or Brasilcel, with headquarters in the Netherlands, has 40.5% of the total market in Brazil, with 26.5 million users at December 31, 2004, according to market share data published by Anatel. Its operations cover an area of approximately 130 million inhabitants, or 73% of the Brazilian population, and approximately 83% of its GDP. Portugal Telecom and Telefónica Móviles are managing the joint venture on an equal basis.

          In December 2002, Portugal Telecom and Telefónica transferred to Brasilcel all of their direct and indirect interests in:

•	Telesp Celular Participações S.A., which controls an A Band operator in the state of São Paulo and Global Telecom, a B Band operator in the states of Paraná and Santa Catarina and Tele Centro Oeste Celular Participações S.A.;

•	Tele Leste Celular Participações S.A., which controls A Band operations in the states of Bahia and Sergipe;

•	Tele Sudeste Celular Participações S.A., which controls A Band operators in the states of Rio de Janeiro and Espírito Santo; and

•	Celular CRT Participações S.A., which controls an A Band operator in the state of Rio Grande do Sul.

          On April 25, 2003, Telesp Celular Participações S.A. acquired 64.03% of the voting stock of Tele Centro-Oeste Celular Participações S.A., or TCO. TCO is an A Band operator providing cellular telecommunications services in the Federal District of Brazil, as well as in the Brazilian states of Goiás, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and Tocantins and a B Band operator, which provides cellular telecommunications service in the Brazilian states of Amapá, Amazonas, Maranhão, Pará and Roraima. TCP acquired additional voting shares of TCO in a public tender offer, increasing TCP’s share in TCO to 90.22%.

Vivo

          All of the operating companies participating in the joint venture between Portugal Telecom and Telefónica Móviles, named Brasilcel, have been operating under the brand name “Vivo” since April 2003. The consolidation provided a unified commercial model for the whole country centered on the Vivo brand, substituting the different brands under which the different companies offered their services in their respective states. The commercial strategy of Vivo is to increase its customer base as well as revenues by retaining customers as well as maintaining its distribution channels. The launching of the Vivo brand was accompanied by loyalty programs and other measures designed to contribute to the success of the commercial strategy.

Back to Contents

Sudestecel

          In June 2004, Anatel approved the purchase by Brasilcel of all the shares of Sudestecel Participações, S.A. held by NTT DoCoMo, Inc. and Itochu Corporation. These two companies are thus no longer shareholders of the group.

VTO — Voluntary Public Tender Offer

          On October 8, 2004, Brasilcel concluded its public tender offer (“VTO”) for the acquisition of up to 7,332,479,000 common shares and 12,699,707,000 preferred shares of TeleSudeste. The number of preferred shares tendered in the auction for the VTO exceeded the maximum number to be acquired by Brasilcel. Thus, each shareholder that tendered shares in the VTO received, for each share tendered, a pro rata allocation of 0.6284 preferred shares issued by TSD and acquired by Brasilcel. The number of common shares tendered in the auction for VTO was lower than the number to be acquired by Brasilcel; therefore there was no pro rata allocation. After the VTO, the number of shares of TSD held by Brasilcel represented 91.75% of the total common shares, 90.27% of the total preferred shares and 90.89% of the ownership interest of Brasilcel in the total capital stock of TSD.

Capital Expenditures

          The primary focus of our capital expenditure program has been, and continues to be, the improvement of the capacity of the services we currently offer and the provision of new services as well as the development of information systems.

          The following table sets forth our capital expenditures for the periods presented:

	Year ended December 31,

	2004	2003	2002

	(in millions of reais)
Automatic switching equipment	90.6	59.3	87.7
Other equipment	64.8	161.0	130.1
Real estate	—	3.4	21.8
Other assets (1)	85.9	31.2	131.3

Total capital expenditures	241.3	254.9	370.9

_____________
(1)	Consisting primarily of free handset rentals, network construction, furniture and fixtures, office equipment and store layouts.

          We anticipate that our capital expenditures for 2005 will be approximately R$286.1 million. We intend to fund these capital expenditures mostly with cash generated from operations. See “Item 5B. Liquidity and Capital Resources.”

          The primary focus of our capital expenditure program has been, and continues to be the expansion of the capacity of the services we currently offer and the development of new services.

Back to Content

B.      Business Overview

Overview

          We provide cellular telecommunications services in Brazil through our subsidiaries Telerj Celular and Telest Celular in the states of Rio de Janeiro and Espírito Santo, respectively, referred to in this annual report as our Region. We are the leading provider of cellular telecommunications services in our Region according to market share data published by Anatel. The table below sets forth the net operating revenues for Telerj Celular and Telest Celular for the periods presented:

	Year ended December 31,

	2004	2003	2002

	(in thousands of reais)
Telerj Celular	1,595.9	1,623.7	1,614.1
Telest Celular	353.8	287.7	240.2
Deductions from consolidation	(22.7)	(18.9)	(6.7)

Total	1,927.0	1,892.5	1,847.6

Our Operations

          The following table sets forth information on our cellular telecommunications base, coverage and related matters for the period indicated.

	Year ended December 31,

	2004	2003	2002

Cellular lines in service at year-end	4,376,660	3,708,599	3,454,870
Contract customers	1,259,467	1,156,483	1,086,657
Prepaid customers	3,117,193	2,552,116	2,368,213
Customer growth during the year	18.0%	7.4%	14.1%
Prepaid lines in service at year-end	3,117,193	2,552,116	2,368,213
Churn (1)	31.3%	30.6%	18.2%
Estimated population of Region at year-end (millions) (2)	18.7	18.1	18.0
Estimated covered population at year-end (millions) (3)	18.1	17.4	15.8
Percentage of population of Region covered at year-end (4)	96.8%	96.0%	87.4%
Penetration at year-end (5)	49.7%	41.0%	32.7%
Percentage of municipalities covered	100%	100%	100%
Average monthly minutes of use per customer (6)	98	112	110
Market share (7)	47.7%	49.6%	57.3%
_____________
(1)	Churn is the number of customers that leave us during the year, calculated as a percentage of the simple average of customers at the beginning and the end of the year.

(2)	Projections based on estimates of the Instituto Brasileiro de Geografia e Estatística— IBGE.

(3)	Number of people within our Region that can access our cellular telecommunications signal.

(4)	Percentage of the population in our Region that can access our cellular telecommunications signal.

(5)	Number of cellular lines in service in our Region, including those of our competitors, divided by the population of our Region.

(6)	Average monthly minutes of use per lines in service is the total minutes of calls received and made by our customers divided by the average of lines in service during the relevant year (includes roaming in and excludes roaming out).

(7)	Estimate based on all lines in service in our Region at year end.

Our Services

          We provide cellular telecommunications services using both digital and analog technologies. Our network provides both CDMA digital service and AMPS, or analog services. All our services are provided in the frequency of 850 MHz. We provide voice and ancillary services, including voicemail and voicemail notification, call forwarding, three-way calling, caller identification, short messaging, limitation on the number of used minutes, cellular chat room, and data service such as wireless application protocol service through which clients can access WAP sites and portals. We offer direct access to the Internet through either PCMCIA cards (Personal Computer Memory Card International Association, an organization consisting of some 500 companies that has developed standardized small, credit card-sized devices, called PC Cards) designed to connect compatible PDA’s (Personal Digital Assistant, a handheld device that combines computing, telephone/fax, Internet and networking features) and laptops or cellular phones by cable connection that offers to corporate subscribers secure access to their intranet and office resources. We also offer some new services including Multimedia Message Service, MExE (Mobile Execution Environment) that enable the handset to download applications and execute them at the mobile and a user interface with icons at the handset to identify the main services, such as Voice Mail, Downloads, and text messaging (SMS), for friendlier access to our services.

Back to Contents

          In addition, in 2004 we launched:

•	“Vivo Direto” service — this service allows users to make individual and group calls;

•	“Vivo Encontra” (LBS) — a group of Location Based Services, including “Vivo Localiza,” using gpsOne as a location technology service that allows users to locate each other;

•	“Vivo Aqui Perto” — a city-guide application;

•	“Vivo Agenda” (Synchronized Agenda) — this service allows users to back up their contact lists and to recover any information lost in case of robbery or loss;

•	“Vivo em Ação” — an alternative-reality game that encourages the client to use different ancillary services;

•	“Vivo Avisa” makes the client aware of calls missed when their phone is unavailable;

•	“Olho Vivo” (video monitoring) — (launched in March 2004), this was the first monitoring application in Brazil. Subscribers can see real-time images of a webcam connected to a PC through their personal mobile at a rate of 4 frames per second; and

•	“TV no Celular” (video streaming) — (launched in October 2004), this was the first application of streaming in Brazil. Subscribers can see real-time audio and television images through their personal mobiles.

          We offer roaming services, through agreements with local cellular service providers throughout Brazil and other countries that allow our subscribers to make and receive calls while out of our concession areas. We also provide reciprocal roaming services to subscribers of those cellular service providers while they are in our concession areas.

Our Region

          We provide mobile telecommunications services on the A Band frequency range in the States of Rio de Janeiro and Espírito Santo, covering approximately 89,773.6 square kilometers representing approximately 1.1% of Brazil’s territory. This area includes more than 18 million people, representing 10.2% of Brazil’s population. TSD covers 100% of the municipalities in our Region and 96.8% of the population of our Region.

          The following table sets forth population, gross domestic product (GDP) and per capita income statistics for each state in our Region at the dates and for the year indicated.

	At December 31, 2004		Year ended December 31, 2004

Area	Population (million) (1)	% of Brazil’s population (1)	GDP (millions of reais) (2) (3)	% of Brazil’s GDP (3)	Per capita income (reais) (2) (3)

Rio de Janeiro state	15.3	8.4	223,596	12.6	14,707
Espírito Santo state	3.4	1.8	32,496	1.8	9,694
Our Region	18.7	10.2	256,092	14.4	13,801
_____________
Source: IBGE (Instituto Brasileiro de Geografia e Estatística — Brazilian Institute of Geography and Statistics). We calculated the GDP for the states based on the last available percentages published by IBGE in previous years.
(1)	Estimates from IBGE for end of year 2004.
(2)	Our estimates are expressed in nominal reais.
(3)	Nominal Brazilian GDP was R$1,769 billion as of December 2004, calculated by IBGE.

Back to Contents

          Our business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy. See “Item 3D. Risk Factors.”

Marketing and Sales

          We closely follow the developments in the markets where we operate and constantly launch new promotions and advertising campaigns.

          A strong customer acquisition policy has been implemented across all the company’s operators through aggressive mass sales promotions and segmented actions. Efforts to acquire new customers for prepaid and postpaid services have mostly been made through joint promotions designed to increase intranet traffic and stimulate the use of data services.

          With the premise of keeping a sustainable customer base, the acquisition promotions have also been open to current customers who wished to change their cell phones. We are actively involved in a high-value customer loyalty program by offering aggressive discounts on cell phones through direct marketing actions.

          TSD currently has 49 shops and kiosks of its own, and an authorized third-party network, on an exclusive or nonexclusive basis, with 887 service points capable of selling services and cell phones. The credit recharges are available for customers in more than 34,335 sites.

Customer Service

          As part of the strategy for standardizing service provided by TSD operators to their customers, we have outsourced 100% of the customer services while keeping full management control. These services are available on a 24-hour basis from our call center and our website.

Satisfaction evaluation

          Customer satisfaction is evaluated by regular satisfaction surveys. In 2004, 10,000 Vivo group customers, among them 1,666 TSD customers, were interviewed throughout Brazil. They were asked about customer assistance, technical assistance, and our products and services. The overall satisfaction rating was 8.3 on a range from 1 to 10. Several have since been taken in order to increase our customer satisfaction.

Assistance to customer claims

          TSD has a qualified staff designed to assist and provide information to customers with respect to the services we provide.

          Vivo operating companies’ customer service, including TSD, was ranked first in 2003 and 2004 in a survey entitled “Companies That Most Respect Consumers”, carried out by the IBRC (Brazilian Institute of Customer Relations) for the Consumidor Moderno (Modern Consumer).

          In 2004, the Vivo operating companies, including TSD, received the following awards for consumer service:

•	“Prêmio Consumidor Moderno de Excelência em Serviços ao Cliente” (Revista Consumidor Moderno, 2004) — (“Excellence in Customer Services” awarded by the magazine Consumidor Moderno);

Back to Contents

•	Guilherme Portela, VIVO operating company’s Customer Vice-President was awarded “B2B Executive of The Year 2004” by B2B magazine;

•	“Melhor Sistema com Internet” granted by ABT (Associação Brasileira de Telemarketing) — “Best Internet System” awarded by ABT (the Brazilian Telemarketing Association); and

•	“Melhor Operação de Relacionamento em Call Center Próprio ou Terceirizado — Ativo/Receptivo” — granted by ABT (Associação Brasileira de Telemarketing) — “Best Call Center Service Operation” awarded by ABT (the Brazilian Telemarketing Association).

Our Network

          Before November 1998, our network used only AMPS analog technology. After this privatization, we began to use CDMA digital technology. Digitalization offers certain advantages, such as greater network capacity and additional revenue through the sale of value-added services. Digital cellular telecommunications service also reduces the risk of fraud. We continue to increase network capacity and coverage to improve our quality of service and to meet customer demand.

          As of December 31, 2004, our cellular telecommunications network covered 100% of the municipalities, or 96.77% of the population, of our Region. Our network provides both CDMA digital and AMPS analog services.

          Our networks are connected primarily through a fiber-optic transmission capacity we lease from the incumbent wire line companies, consisting of cellular switches, base stations and other communication devices, such as voicemail, prepaid service, SMS, Home Location Registers, Signalling Transfer Point, PDSN and gateways. NEC do Brasil S.A., Nortel Networks — Northern Telecom do Brasil and Lucent Technologies do Brasil, Ind. e Com. Ltda. are our principal suppliers. We continue to increase network capacity and coverage to improve quality of service and to meet consumer demand.

          Our advanced network management technology ensures global management and supervision of our network process and performance. Our network management center is able to identify abnormalities in our network and in other networks, using the latest failure and signal monitoring systems. In addition, quality and service standards are constantly monitored. The network management center is integrated with the maintenance and operations center, which is designed to supervise our Network Elements, Infrastructure and Transmission divisions, as well as to operate the Radio Network Elements, Computing Centrals, Backbone and Service Platforms divisions.

          Our network is equipped to provide continuity of service to our customers in the event of network interruptions. We have developed contingency plans for potential catastrophes in our switching centers, power supply interruptions and security breaches.

          Telecommunications concessions or authorizations require companies to meet certain obligations for service quality and annual network expansion. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies.” We have already met all of our network expansion obligations required under our authorization.

Sources of Revenue

          We generate revenue from:

•	usage charges, which include measured service charges for calls and other similar charges;

•	interconnection charges (or network usage charges), which are amounts we charge other cellular and fixed-line service providers for the use of our network;

•	monthly subscription charges, which are not charged to our prepaid customers;

•	sale of cellular handsets and accessories; and

•	other charges, including charges for call forwarding, call waiting, call blocking and data services, such as text messaging service, downloads and MMS services. They are charged only when the customer’s plan does not include these services.

Back to Contents

          Our rates are subject to approval by Anatel. See “—Regulation of the Brazilian Telecommunications Industry—Rate Regulation.”

          The table below sets forth our net operating revenues by category of activity for the periods presented:

	Year ended December 31,

	2004	2003	2002

	(in thousands of reais)
Usage charges	1,127,752	1,077,461	925,973
Interconnection charges	792,513	809,860	795,067
Monthly subscription charge	138,599	198,496	281,613
Sale of handsets and accessories	584,077	394,577	348,635
Other	60,928	46,067	15,579

Gross operating revenue	2,703,869	2,526,461	2,366,867

Value-added and other indirect taxes	(553,302)	(511,435)	(417,649)
Discounts granted and return of goods	(223,540)	(122,575)	(101,587)

Net operating revenue	1,927,027	1,892,451	1,847,631

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

Interconnection Charges

          We earn revenues from any call that originates from another cellular or fixed-line service provider network connecting one of our customers. We charge the service provider from whose network the call originates a network usage charge for every minute that our network is used in connection with the call. See “Item 4—“Information on the Company—Business Overview—Operating Agreements—Interconnection Agreements.” Tariff increases are subject to Anatel’s review and approval.

Bill and Keep

          Anatel adopted “Bill & Keep” rules for interconnection charges in July 2003. The rules provide that companies under the SMP regime are not required to pay tariffs for the use of the local network of another SMP provider as long as customers use local service (i.e., make calls in the same registration area) and as long as there is a traffic balance between the providers. However, when traffic from the SMP provider that originates the call to the SMP provider that terminates the call represents more than 55% of the total local traffic between the two providers, the SMP provider who originates the higher traffic through the other provider´s network must pay to such other provider the local usage tariff for the portion of the traffic that exceeds 55%. This rule is in effect through June 30, 2005. Thereafter, SMP operators may adopt full Bill and Keep, by which no remuneration will be due for network usage among SMP networks, regardless of the amount of carried traffic.

Back to Contents

Roaming Fees

          We receive revenue pursuant to roaming agreements with other cellular service providers. When a call is made from within our Region by a customer of another cellular service provider, that service provider pays us for the call at the applicable rate. Conversely, when one of our customers makes a cellular call outside our Region, we must pay the charges associated with that call to the cellular service provider in whose region the call originates. See “Item 4—Information on the Company—Business Overview—Operating Agreements—Roaming Agreements.”

Handset Sales

          We sell dual-mode (800MHz CDMA-1xRTT/AMPS and 800MHz CDMA/AMPS) and tri-mode (1900MHz CDMA and 800MHz CDMA/AMPS) cellular handsets and PCMCIA boards through our own stores and dealers. Although we still have some customers using analog service (approximately 0.9% of our total customer base at December 31, 2004), we have provided a number of incentives to encourage our analog customers to switch to digital handsets by offering discounts on digital handsets and on monthly digital service fees so that our customers can take advantage of our services that require digital handsets. From time to time, we offer certain advantages or promotions to create incentives for customers to switch their existing handsets to more technologically advanced digital handsets. We also offer our individual contract customers the option of using their points to partially pay for the acquisition of new handsets or for a new line. See “—Our Services.”

          Samsung, Motorola, LG and Nokia are, among others, our current suppliers.

Operating Agreements

          We have an agreement with Telemar to share physical space, real estate, air conditioning, energy, security and cleaning services. We lease from Telemar transmission capacity necessary to complete the construction of our network infrastructure.

Interconnection Agreements

          The terms of our interconnection agreements include provisions with respect to the number of connection points and traffic signals. See “—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies” and “—Interconnection.”

          We believe that our subsidiaries have adequate interconnection agreements with all the fixed line operators they need for the provision of their services. We also believe that our subsidiaries have all the necessary interconnection agreements with local distance carriers.

Roaming Agreements

          We are a member of the Brazilian roaming committee, a group comprised of 21 companies providing cellular services in Brazil through either A and B bands. The committee was created to standardize roaming services in Brazil and elsewhere.

          The roaming agreements require us and the other cellular service providers to provide service to roaming customers on the same basis that each member provides service to its own customers, and to carry out a monthly reconciliation of roaming customer usage charges.

          We offer automatic international roaming in Argentina, Uruguay, Chile, Dominican Republic and South Korea. Currently the markets of the United States, Mexico and Canada are offered to our customers through third-party partners, as well as Japan. Since 2000, we have provided international GSM services through the use of GSM handsets in most parts of Europe, Africa, Asia and Oceania.

Back to Contents

Taxes on Telecommunications Services and Handset Sales

          The cost of telecommunications services and handset sales to customers incorporates a variety of taxes, including:

•	ICMS. Imposto sobre Circulação de Mercadorias e Serviços, or ICMS, is a state tax imposed at varying rates from 7% to 30% on certain revenues from the sale of goods and services, including telecommunications services.

•	COFINS. Contribuição para Financiamento da Seguridade Social, or COFINS, is a federal social contribution tax imposed on the gross operating revenue, less discounts or returns. In December 2003, Law No. 10,833 was enacted, making such contribution noncumulative and increasing the rate from 3.0% to 7.60%, except in connection with telecommunications services, where the rate continues to be 3.0%.

•	PIS. Programa de Integração Social, or PIS, is a federal social contribution tax which corresponds to 1.65% of the gross operating revenue, less discounts or returns, except in connection with telecommunications services, where the rate is 0.65%.

•	FUST. Fundo de Universalização dos Serviços de Telecomunicações, or FUST, is a federal social contribution which corresponds to 1% of the net revenue generated by telecommunications services (other than interconnection charges). The purpose of the FUST is to fund a portion of the costs incurred by telecommunications service providers to meet the universal service targets required by Anatel, in case the service providers are unable to fund, in whole or in part, such costs.

•	FUNTTEL. Fundo para Desenvolvimento Tecnológico das Telecomunicações, or FUNTTEL, is a federal social contribution which corresponds to 0.5% of the net revenue generated by telecommunications services (other than interconnection charges). The purpose of FUNTTEL is to promote the development of telecommunications technology in Brazil and to improve competition.

•	FISTEL. Fundo de Fiscalização das Telecomunicações, or FISTEL, is a federal tax applicable to telecommunications transmission equipment. The purpose of FISTEL is to provide financial resources for the Brazilian federal government to control and inspect the industry. This tax is divided in two parts: Taxa de Fiscalização de Funcionamento and Taxa de Fiscalização de Instalação. Taxa de Fiscalização de Funcionamento is based on the total number of customers at the end of the previous fiscal year. Taxa de Fiscalização de Instalação is based on (i) the net monthly additions (new customers less churn) and (ii) the total number of radio base stations.

Billing and Collection

          Pursuant to Brazilian law, customers must receive a bill at least five days before the due date, and companies must allow customers at least 15 days from the due date to pay overdue accounts before suspending outgoing service for nonpayment. Customers may choose from a number of billing options, including traditional paper bills, direct withdrawal from the customer’s bank account and some deferred payment options. We have also introduced a new billing service through which customers can receive and pay bills via the Internet. In 2004, we estimate that approximately 63% of our invoices were paid in full on a timely basis. Approximately 74% were paid before the first reminder was sent, and 92% were paid before the second reminder was sent.

          We have established a uniform policy for dealing with delinquent customer accounts. If a subscriber’s payment is more than 15 days past due, outgoing service may be suspended and if payment is more than 40 days past due, both outgoing and incoming services are suspended until full payment for all outstanding charges is received. If a customer’s payment is more than 90 days past due, service is discontinued.

          Our collection system has an excellent mechanism for tracking customers who are delinquent in making payments. Our collections department has had a continued success rate collecting payments from customers. In addition, we have employed eight outside collection agencies that recover payments that are more than 105 days past due. We provision for customer accounts over 90 days past due and write off customer accounts that are over 180 days past due. We wrote-off approximately R$35.7 million for unpaid accounts in 2004. Our provisions for doubtful accounts amounted to 1.32%, 1.59% and 3.72% of our gross operating revenue in 2004, 2003 and 2002, respectively. These figures are calculated as dividing the total amount of provisions for the allowance for doubtful by gross operating revenues. See “Item 5. Operating and Financial Review and Prospects — Operating Results—Results of Operations for 2004, 2003 and 2002—Operating Expenses.” We offer an installment payment plan for those with overdue amounts.

Back to Contents

          We receive roaming fees from other cellular service providers when their subscribers make cellular calls while within our Region, and pay roaming fees to other cellular service providers when our subscribers make cellular calls while outside of our Region. See “Item 4 — Information on the Company — Business Overview — Sources of Revenue — Roaming Fees.” We receive network usage fees from other service providers when their subscribers make calls that terminate on a cellular telephone within our Region, and we pay network usage fees when our subscribers make calls that terminate on the network of another service provider. See “Item 4 — Information on the Company — Business Overview — Sources of Revenue — Interconnection Charges.” At the end of each month, our company and the other service providers reconcile the amounts owed between them and settle on a net basis. For international and domestic long-distance calls made by its subscribers, our company forwards the amount registered on account of such calls to a clearinghouse operated by Embratel — Empresa Brasileira de Telecomunicações S.A and charges the carriers a fee for the use of its cellular telecommunications network.

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

          Subscription fraud occurs when a person, typically using false or stolen documents, obtains cellular telecommunications service, and then incurs substantial charges that are billed to a customer who does not exist or who did not request the service. Nevertheless, it is difficult for us to control this type of fraud because of Anatel’s application of Rule 05/78, which prohibits suspension of service prior to an account being 15 days past due. We may, however, suspend service when the subscription is under suspicion and fraud has been confirmed by means of specific procedures. In such cases, the rules imposed by Anatel do not prevent the suspension of service.

          In order to safeguard ourselves against these fraudulent activities, we review documentation provided by customers and conduct a credit check prior to initiating service. We use credit bureaus to enhance our reviews. We have implemented certain detection and prevention measures to reduce fraud-related losses, including the automatic review of call detail records in the states of Rio de Janeiro and Espírito Santo to identify abnormal calling patterns. Fraud prevention measures include restrictions on international calls from a given number, to certain high-risk destinations, automatic blocking of calls to certain high-risk destinations and restrictions on three-way calling by customers with international direct-dial access. We have installed, and are a part of, a nationwide fraud-detection system. This system aids in fraud detection in various ways, including identifying simultaneous usage by a single customer, call frequency and unusually high usage patterns. We are able to monitor usage by our customers even when they are located outside of our areas.

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

Back to Contents

          Our principal cellular competitor is Claro (Algar Telecom Leste S.A. or ATL), which operates in the states of Rio de Janeiro and Espírito Santo. ATL is controlled by a consortium led by the Telecom Américas Ltd. (controlled by América Móvil S.A. de C.V.). ATL began providing cellular telecommunications services in our Region at the end of 1998. The rights and obligations under ATL’s license are substantially identical to our rights and obligations. Although ATL provides only digital service, its customers use TDMA dual mode cellular handsets that can operate on an analog network and GSM handsets. Telecom Américas launched a new trademark, known as Claro. The principal fixed line operator in its area is Telemar Norte Leste S.A. Oi is the third competitor and is integrated with Telemar (a fixed line operator).

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

          Anatel is the agency that regulates telecommunications under the General Telecommunications Law and the July 2001 Regulamento da Agência Nacional de Telecomunicações, known as the Anatel Decree. Anatel is financially and administratively independent of the Brazilian government. Anatel maintains a close relationship with the Ministry of Communications. Any regulation proposed by Anatel is subject to a period of public comment, which may include public hearings. Anatel’s actions may be challenged in the Brazilian courts. On November 25, 1998, Anatel enacted Resolution 73 — Regulation of Telecommunications Services, which regulates in detail the new comprehensive framework for the provision of telecommunications services in Brazil established by the General Telecommunications Law.

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

          In accordance with the General Telecommunications Law, a concession relates to the provision of telecommunications services under the public regime, as determined by the public administration. A concession may only be granted upon a prior auction bidding process. As a result, regulatory provisions are included in the relevant concession agreements and the concessionaire is subject to public service principles of continuity, changeability and equal treatment of customers. Also, Anatel is empowered to direct and control the performance of the services, to apply penalties and to declare the expiration of the concession and the return of assets of the concessionaire to the government authority upon termination of the concession. Another distinctive feature is the right of the concessionaire under the concession agreement to be able to maintain certain economic and financial standards. The concession is granted for a fixed period of time and is generally renewable only once.

Back to Contents

          An authorization is a permission granted by the public administration under the private regime, which may or may not be granted upon a prior auction bidding process, to the extent that the authorized party complies with the objective and subjective conditions deemed necessary for the rendering of the relevant type of telecommunications service in the private regime. The authorization is granted for an indeterminate period of time. Under an authorization, the government does not guarantee to the authorized company the economic-financial equilibrium, as is the case under concessions.

SMP Regulation

          In November 2000, Anatel adopted certain regulations for the issuance of new licenses, which are authorizations to provide wireless communication services through SMP, personal mobile service, to compete with the then existing cellular operators in the various regions of Brazil. These regulations divided Brazil into three main regions covering the same geographic areas as the concessions for the fixed-line telecommunications services. Anatel organized auctions for three new licenses for each region. The new licenses provided that the new services would be operated in the 1,800 MHz radio frequency bands, and they were denominated C Band, D Band and E Band. These new licenses were auctioned by Anatel and awarded during the first quarter of 2001, at the end of 2002 and in September of 2004.

          Under these new licenses:

•	services are to be provided using the 1,800 MHz frequency;

•	each operator may provide domestic and international long distance services in its licensed area;

•	existing cellular service providers, as long as they do not have partnerships with fixed-line operators, as well as new entrants into the Brazilian telecommunications market, can bid for C Band, D Band and E Band licenses. However, fixed-line operators, their controlling shareholders and affiliated cellular providers can only bid for D Band and E Band licenses;

•	a cellular operator, or its respective controlling shareholders, may not have geographical overlap between licenses; and

•	current A Band and B Band cellular service providers can apply for an extra frequency range.

          Pursuant to the SMP services regulation, each of the three main regions is divided into registration areas, or tariff areas. In order to transfer our services to SMP, we were required to comply with several technical and operational conditions, including, among others, the adoption of a carrier selection code for long distance calls originating from our network.

          Under the General Telecommunications Law, all mobile telecommunications service providers must provide interconnection upon the request of any other mobile or fixed-line telecommunications service provider. Until June 30, 2004, SMP service providers could opt to establish a price cap or freely negotiate their interconnection charges. Network usage fee negotiations are regulated by Anatel. The terms and conditions of interconnection are now freely negotiated between wireless and fixed-line operators, subject to compliance with regulations to be established by Anatel. Anatel submitted new regulations on interconnection rules for public. The public comment period ended on October 18, 2004 and we have presented arguments against some of the proposals that may have adverse effects on our results. Anatel will decide whether to publish a new regulation and, if so, its content. If the current regulations take effect, they may negatively affect our revenues and results of operations. If the parties cannot reach an agreement on the terms of interconnection, including with respect to the interconnection tariff, Anatel will act as the final arbiter. Because Anatel considers us to be affiliated with Telefónica, which already provides wireline long distance services in the state of São Paulo and was awarded a license to provide these services nationwide, Anatel will not award a wireline long distance license to us. Though we and other mobile operators have requested that Anatel revise the current SMP regime, there can be no assurance it will do so. Under the SMP regime, we will receive revenues from interconnection fees paid to us by wireline long distance operators due to long distance traffic originating and terminating on our network.

Back to Contents

          The authorizations consist of two licenses — one to provide mobile telecommunications services, and another to use the frequency spectrum for a period of 15 years. The frequency license is renewable for another 15-year period upon the payment of an additional license fee. Telerj Celular and Telest Celular hold a national and international authorization for multimedia communication Services (Serviços de Comunicação Multimídia, or SCM).

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

          Our authorizations impose obligations to meet quality of service standards, such as the system’s ability to make and receive calls, call failure rates, the network’s capacity to handle peak periods, failed interconnection of calls and customer complaints. Anatel published the method for collecting data on these quality service standards on April 23, 2003 (Anatel Resolution No. 335/03).

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

Rate Regulation

          In our Basic Plan and in certain roaming charges of determined alternative service plans, our authorizations continue to provide for a price cap mechanism to set and adjust rates on an annual basis. The cap is a maximum weighted average price for a package of services. The package consists of the services in our Basic Plan, including activation fees, monthly subscription fees, and certain roaming charges, which are charged for the use of mobile services under the SMP regime. The price cap is revised annually to reflect the rate of inflation as measured by the IGP DI. However, mobile operators are able to freely set the rates for alternative service plans.

          The initial price cap agreed to by Anatel and us in our authorizations had been based on the previously existing or bidding prices, and was adjusted annually on the basis of a formula contained in our authorizations. The price cap has been revised to reflect the rate of inflation as measured by the IGP DI.

Back to Contents

          Other telecommunications companies that interconnect with and use our network must pay certain fees, primarily an interconnection fee. The interconnection fee is a flat fee charged per minute of use. The interconnection fee charged by us and other A and B Band service providers was subject to a price cap stipulated by Anatel. This price cap was valid until June 30, 2004 and, thereafter, the terms and conditions of the interconnection are freely negotiated among the operators, effective as of 2005, subject to Anatel regulations. Anatel submitted to public consultation new regulations on interconnection rules. The public consultation period ended on October 18, 2004 and we presented our arguments against some of the proposals that may have an adverse effect on our results. Anatel will decide whether to publish a new regulation and on its content. If these regulations take effect, they may negatively affect our revenues and results of operations.

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

C.      Organizational Structure

          As of December 31, 2004, our voting shares were indirectly controlled by two major shareholders: PT Móveis and Telefónica Móviles, through Brasilcel N.V., with 91.7% of our voting stock, 90.3% of our preferred shares and 90.9% of our total capital stock. Portugal Telecom and Telefónica Móviles share their participation in Brasilcel N.V. in equal percentages.

          Our subsidiaries are Telerj Celular and Telest Celular. Substantially all our assets consist of shares in our subsidiaries. We rely very substantially on dividends from our subsidiaries to meet our needs for cash, including cash to pay dividends to our shareholders. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

          At December 31, 2004, we had 22 cellular switches and other equipment installed in five owned spaces and five shared places. We lease almost all of the sites where our cellular telecommunications network equipment is installed. Our 2,168 base stations were installed in 1,504 cell sites, and the average term of these leases is five years. In addition, we have our own administrative buildings (approximately 11,732 square meters) and one store and also lease administrative facilities (approximately 7,917 square meters), warehouse space (approximately 9,700 square meters) and 44 retail stores throughout our Region.

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          You should read the following discussion in conjunction with our consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report, and in conjunction with the financial information included under “Item 3A. Selected Financial Data.”

Back to Contents

Critical Accounting Policies

          In preparing our consolidated financial statements, we have relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. “Critical accounting policies” are those that are important to the portrayal of our financial condition and results and utilize management’s most difficult, subjective or complex judgments, estimates and assumptions. The significant accounting policies that we believe are critical to aid in fully understanding and evaluating our reported financial position and results of operations reported under Brazilian Corporate Law Method are described in note 3 to our consolidated financial statements. A description of the differences in accounting policies between Brazilian Corporate Law Method and U.S. GAAP is included in the notes to our consolidated financial statements. The application of these critical accounting policies often requires judgments made by our management regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and the results of our operations. Our results of operation and financial condition may differ from those set forth in our consolidated financial statements, if our actual experience differs from management’s assumptions and estimates. The following is a discussion of our critical accounting policies, including some of the variables, assumptions and sensitivities underlying the estimates relating to:

•	goodwill impairment;

•	revenue recognition;

•	depreciation of property, plant and equipment;

•	valuation of property, plant and equipment;

•	provisions for contingencies;

•	deferred income taxes; and

•	financial instruments.

Goodwill impairment

          Under Brazilian Corporate Law Method, the amount of goodwill and other intangible asset impairment, if any, is measured based on projected undiscounted future operating cash flows. Under U.S. GAAP, pursuant to SFAS 142 — “Goodwill and Other Intangible Assets” — goodwill is no longer amortized and is subject to a yearly impairment test. In performing the yearly impairment test, we identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets. We then determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds the fair value of the reporting unit, we would be required to perform the second step of the impairment test that involves the determination of the implicit fair value of the reporting unit by performing a hypothetical purchase accounting calculation. If the implicit value of the goodwill exceeds the book value, an impairment is recognized.

          A determination of the fair value and the undiscounted future operating cash flows of our cellular business requires management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues and expenditures and expenses. These assumptions and estimates can be influenced by different external and internal factors, such as economic tendencies, industry trends, and interest rates, changes in our business strategies and changes in the type of services we offer to the market. The use of different assumptions and estimates could significantly change our financial statements. If assumptions and estimates about the expected future net cash flows change in the future, we may have to recognize impairment charges on goodwill, which would decrease our results of operations and shareholders’ equity.

Back to Contents

Revenue recognition

          Under Brazilian Corporate Law Method and U.S. GAAP, we recognize revenues as the services are provided. Sales of handsets to dealers are recognized when the respective handset is activated by the end user. Prepaid service revenue is deferred and amortized based on subscriber airtime usage. Under U.S. GAAP , revenue from the sales of handsets along with the related costs of the handsets are deferred and amortized over their estimated useful life. The excess of the cost over the amount of deferred revenue is recognized on the date of sale. As from January 1, 2004, we began to segregate free minutes given in connection with sales of handsets and recharges on pre-paid phone plans. These minutes are recognized as used based on their respective estimated fair values.

          We consider revenue recognition to be a critical accounting policy because of the uncertainties caused by different factors such as the complex information technology required, high volume of transactions, fraud and piracy, accounting regulations, management’s determination of collectibility and uncertainties regarding our right to receive certain revenues (mainly revenues for usage of our network) and the estimation of fair value for certain transactions. Significant changes in these factors could cause us to fail to recognize revenues or to recognize revenues that we may not be able to realize in the future, despite our internal controls and procedures.

Depreciation and Amortization

          Depreciation on property, plant and equipment is calculated on a straight-line method of the estimated useful lives of the underlying assets, which consider historical information available to us, as well as known industry trends. The sensitivity of an impact in changes in the useful lives of property, plant and equipment was assessed by applying a hypothetical decrease of 10% to the useful lives of switching and transmission equipment existing at December 31, 2004. This hypothetical change would result in an incremental increase in the annual depreciation expense of R$31.4 million in the year of the change.

Valuation of long-lived assets

          Under Brazilian Corporate Law Method, an impairment is recognized on long-lived assets such as property, plant and equipment and concession intangibles if the expected net cash flows generated by the respective asset is not sufficient to cover its book value. Under U.S. GAAP, in accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

          A determination of the fair value of an asset requires management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues and expenditures and expenses. These assumptions and estimates can be influenced by different external and internal factors, such as economic tendencies, industry trends, interest rates and changes in the marketplace. A change in the assumptions and estimates that we use could change our estimate of the expected future net cash flows and lead to the recognition of an impairment charge on our property, plant and equipment or concession intangibles, which would decrease our results of operations and shareholders’ equity.

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

Back to Contents

Deferred income taxes

          We compute and pay income taxes based on results of operations under Brazilian Corporate Law Method. Under the Brazilian Corporate Law Method and U.S. GAAP, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review the deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that the deferred tax assets will not be realized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. When performing such reviews, we are required to make significant estimates and assumptions about future taxable income. In order to determine future taxable income, we need to estimate future taxable revenues and deductible expenses, which are subject to different external and internal factors, such as economic tendencies, industry trends, interest rates, changes in our business strategies and changes in the type of services we offer to the market. The use of different assumptions and estimates could significantly change our financial statements. A change in the assumptions and estimates with respect to our expected future taxable income could result in the recognition of a valuation allowance charge on deferred income tax assets, which would decrease our results of operations and shareholders’ equity. If we operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates, the time period within which the underlying temporary differences become taxable or deductible, or any change in our future projections, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase of our effective tax rate and a material adverse impact on our operating results.

Financial instruments

          With respect to financial instruments, we must make assumptions as to future foreign currency exchange and interest rates. For a discussion of the possible impact of fluctuations in the foreign currency exchange and interest rates on our principal financial instruments and positions, see “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

A.      Operating Results

Results of Operations for 2004, 2003 and 2002

          The following table sets forth certain components of our income, as well as the percent change of each year from the prior year, for the periods presented. The financial statements referring to December 31, 2003 and 2002 were reclassified, when applicable, for comparative purposes.

Statement of Operations

	Year ended December 31,			Percent Change

	2004	2003	2002	2004-2003	2003-2002

	(in thousands of reais)
Net operating revenue	1,927,027	1,892,451	1,847,631	1.8	2.4
Cost of services and goods	(1,112,460)	(1,052,487)	(981,741)	5.7	7.2
Gross profit	814,567	839,964	865,890	(3.0)	(3.0)
Operating expenses:
Selling	(508,461)	(387,466)	(392,482)	31.2	(1.3)
General and administrative	(187,832)	(224,408)	(229,947)	(16.3)	(2.4)
Other operating income (expense), net	16,981	13,309	(16,954)	27.6	178.5
Total operating expenses	(679,312)	(598,565)	(639,383)	13.5	(6.4)
Operating income before interest	135,255	241,399	226,507	(44.0)	6.6
Financial income (expense), net	5,727	(15,017)	(15,112)	(138.1)	(0.6)
Operating income	140,982	226,382	211,395	(37.7)	7.1
Net non-operating expense	(1)	(8,535)	(1,202)	(99.9)	610.1
Income before income taxes	140,981	217,847	210,193	(35.3)	3.6
Income and social contribution taxes (expense)	(48,103)	(61,610)	(69,817)	(21.9)	(11.8)

Net income	92,878	156,237	140,376	(40.6)	11.3

Back to Contents

Net Operating Revenue

          Our operating revenue consists of the following:

•	usage charges, which include charges for outgoing calls, roaming and similar services, and revenues from the sale of airtime for prepaid services;

•	revenues from the sale of handsets and accessories (goods sold);

•	monthly subscription charges paid by our contract customers;

•	interconnection charges, which are amounts we charge other cellular and fixed-line service providers for the use of our network in order to complete calls originated outside our network; and

•	other charges, including charges for the transfer of cellular lines, call forwarding, call waiting, additional voicemail services and call blocking, SMS and WAP services.

          The composition of our operating revenues has been affected by the shift toward prepaid services (which generate usage charges and interconnection charges, but do not generate monthly subscription charges, and which have attracted lower income customers to our services). Net additions increased the number of contract customers by 26.7% to 4,376.7 thousand in 2004, and by 7.4% to 3,708.6 thousand in 2003, from 3,454.9 thousand in 2002. Net additions increased the number of prepaid customers by 22.1% to 3,117.2 thousand in 2004, and increased 7.8% to 2,552.2 thousand in 2003, from 2,368.2 thousand in 2002. Interconnection charges increased by 5.8% in February 2004 and 22.0% in February 2003. Anatel authorizes cellular operators to increase tariffs based upon the prior 12-month period’s cumulative inflation, measured by the IGP variation from February to January of each year.

          As of July 6, 2003, cellular telecommunications operators in Brazil were required by the SMP rules to implement long distance Carrier Selection Codes (Códigos de Seleção de Prestadora, or CSP) used by customers to choose their carrier for domestic long distance services (VC2 and VC3) and international cellular calls. As a result, TSD no longer receives revenues from (or pays costs related to) VC2 or VC3 calls or international calls.

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

          The following table sets forth the components of our net operating revenues, as well as the percent change of each year from the prior year, for the periods presented.

	Year ended December 31,			Percent change

	2004	2003	2002	2003-2004	2002-2003

	(in thousands of reais)
Usage charges	1,127,752	1,077,461	925,973	4.7	16.4
Interconnection charges	792,513	809,860	795,067	(2.1)	1.9
Monthly subscription charge	138,599	198,496	281,613	(30.2)	(29.5)
Sale of handsets and accessories	584,077	394,577	348,635	48.0	13.2
Other	60,928	46,067	15,579	32.3	195.7
Gross operating revenue	2,703,869	2,526,461	2,366,867	7.0	6.7
Value-added and other indirect taxes	(553,302)	(511,435)	(417,649)	8.2	22.5
Discounts granted and return of goods	(223,540)	(122,575)	(101,587)	82.4	20.7

Total net operating revenue	1,927,027	1,892,451	1,847,631	1.8	2.4

Back to Contents

          Net operating revenue increased 1.8% to R$1,927.0 million in 2004 from R$1,892.5 million in 2003, which in turn represented a 2.4% increase from R$1,847.6 million in 2002. The increase in 2004 was principally due to increased local outgoing traffic. An increase of 18.0% in our customer base resulted in an increase in usage charges, a 48.0% increase in sales of cellular handsets and accessories and a 32.3% increase in revenues from other services, mainly due to nationwide campaigns aimed at users of SMS (Text Messaging Service), WAP and 1xRTT services.

          The increases in 2004 and 2003 were partially offset by lower average monthly revenues per customer. The average number of customers, calculated as the number of customers at the beginning of the year plus the number of customers at the end of the year, divided by two, increased 12.9% to 4,043 thousand customers in 2004 from 3,582 thousand customers in 2003. Average monthly net revenues from services per user decreased principally as a result of an increase in the percentage of prepaid customers in relation to total customers as a result of new customers acquired and customers switching from contract plans to prepaid plans; and the introduction of new service plans directed at users with lower monthly subscription charges.

          Usage charges. Usage charges increased 4.7% to R$1,127.8 million in 2004, from R$1,077.5 million in 2003, which in turn represented a 16.4% increase from R$926.0 million in 2002. The increase in 2004 is mainly related to the increase in the customer base and in the outgoing traffic. The increase in revenues from customer usage charges in 2003, compared to 2002, resulted principally from higher usage of our services due to the increase in our customer base. Beginning in July 2003, this increase was partially offset by the impact of the new rules relating to the long distance Carrier Selection Code described above.

          Interconnection charges. Our revenues from network usage charges decreased 2.1% to R$792.5 million in 2004, from R$809.9 million in 2003, which in turn represented a 1.9% increase from R$795.1 million in 2002. The decrease in 2004 is due to a reduction in incoming traffic which was offset in part by an increase in tariffs. The increases in network usage revenues in 2003 compared to 2002, reflected the increase in our average interconnection charges, which were higher due to rate increases, partially offset by a reduction in the incoming calling traffic, despite the increase in our customer base of prepaid customers. The decrease in 2004 is mainly due to the reduction in incoming traffic offset by tariff increase in February.

          Monthly subscription charges. Revenues from monthly subscription charges decreased 30.2% to R$138.6 million in 2004, from R$198.5 million in 2003, which in turn represented a 29.5% decrease from R$281.6 million in 2002. The decreases in 2004 and 2003 resulted mainly from contract plan customers switching to plans with lower monthly subscription fees, which was partially offset by the increase of the monthly subscription fees charged to the contract plan customers.

          Sale of handsets and accessories. Revenues from goods sold (cellular handsets) increased 48.0% to R$584.1 million in 2004, from R$394.6 million in 2003, which in turn represented a 13.2% increase from R$348.6 million in 2002. The increase in 2004 was mainly due to an increase in the quantity of handsets sold, in respect to VIVO´s strategy of increasing customer base. The increases in 2003 were a result of the increase in handset sale prices, as well as the increase in the quantity of medium and high-level handsets sold in comparison with the previous year. Revenues from handset sales are reported before commissions and promotional discounts, and include value-added taxes. In general, the purpose of handset sales is to encourage growth in customers and traffic, as opposed to generating profits on the sales, and we therefore subsidize portions of the costs of handsets. Although profit margins vary from one handset model to another and from time to time, on average profit margins are negative after taxes and discounts. The subsidy resulted in a gross loss (calculated as the difference from operating revenues from sales minus the cost of goods sold) of approximately R$207.4 million, R$121.3 million and R$87.7 million on handsets sales in 2004, 2003 and 2002, respectively.

Back to Contents

          Other. Revenues from other services increased 32.3% to R$60.9 million in 2004, from R$46.1 million in 2003, which in turn represented a 195.7% increase from R$15.6 million in 2002. The increase in revenues from other services in 2004 resulted mainly from greater utilization of such supplementary services as SMS and other services (identification and data transmission) aimed principally at corporate customers and was due primarily to increases in the use of the SMS services and voicemail.

          Value-added and other indirect taxes. Value-added and other indirect taxes were 20.5% of our gross operating revenues in 2004, 20.2% in 2003 and 17.6% in 2002. Value-added taxes and other indirect taxes increased 8.2% to R$553.3 million in 2004, from R$511.4 million in 2003, which in turn represented a 22.5% increase from R$417.6 million in 2002. The effective rate of taxes on gross operating revenues varies depending upon the composition of our revenues. As the interconnection charges are not subject to ICMS, the increase in our interconnection charges as a result of the increase in the use of prepaid plans tends to reduce our effective tax rate. The increases in 2004 and in 2003 reflected the change in the composition of our gross operating revenues, not all of which have been subject to value-added and other indirect taxes over the entire period. See “Item 4B. Business Overview—Taxes on Telecommunications Services and Handset Sales.” ICMS tax rates increased in 2003 related to 2002 from 25% to 30% on gross operating service revenues less discounts and also the COFINS tariff for revenues other than telecom increased from 3% to 7%.

          Discounts granted and return of goods. Discounts granted and return of goods increased 82.4% to R$223.5 million in 2004, from R$122.6 million in 2003, which in turn represented a 20.7% increase from R$101.6 million in 2002. Discounts granted vary depending on how competitive the company intends to be.

Cost of Services and Goods

          The following table sets forth certain components of our cost of services and goods sold, as well as the percent change of each year from the prior year, for the periods presented.

	Year ended December 31,			Percent change

	2004	2003	2002	2003-2004	2002-2003

	(in thousands of reais)
Cost of services and goods sold:
Depreciation and amortization	(272,687)	(325,786)	(288,519)	(16.3)	12.9
Handsets and accessories	(529,864)	(367,833)	(325,542)	44.1	13.0
Interconnection	(80,958)	(128,657)	(130,846)	(37.1)	(1.7)
Fixed-line network expenses	(55,383)	(74,764)	(84,332)	(25.9)	(11.3)
Materials and third-party services	(47,996)	(32,590)	(33,139)	47.3	(1.7)
Taxes	(61,759)	(59,616)	(60,624)	3.6	(1.7)
Rental and insurance	(43,913)	(44,013)	(40,493)	(0.2)	8.7
Personnel	(18,784)	(17,207)	(16,040)	9.2	7.3
Other supplies	(1,116)	(2,021)	(2,206)	(44.8)	(8.4)

Total	(1,112,460)	(1,052,487)	(981,741)	5.7	7.2

          Cost of services and goods sold increased 5.7% to R$1,112.5 million in 2004, from R$1,052.5 million in 2003, which in turn represented a 7.2% increase from R$981.7 million in 2002. The increase in 2004 was principally due to a 44.1% increase in the cost of goods sold, principally due to an increase in the sales volume of handsets and accessories; a 47.3% increase in materials and third-party services, resulting from the maintenance and upkeep of facilities. Personnel costs were impacted by the renegotiation of the collective agreement. The gross profit margin (gross profit as a percentage of net revenues) was 42.3% in 2004, compared to 44.4% in 2003, and 46.9% in 2002.

          Depreciation and amortization. Depreciation and amortization expenses decreased 16.3% to R$272.7 million in 2004, from R$325.8 million in 2003, which in turn represented a 12.9% increase from R$288.5 million in 2002. The decrease in 2004 occurred because part of the analog equipment was completely depreciated, which offset the increase in plant expansion due to new services. The increase in 2003 was due to plant expansion.

Back to Contents

          Handsets and accessories. The cost of handsets sold increased 44.1% to R$529.9 million in 2004, from R$367.8 million in 2003, which in turn represented a 13.0% increase from R$325.5 million in 2002. The increase in 2004, compared to 2003, was principally due to an increase in the volume of handsets and accessories sold. The increase in 2003 was principally due to an increase in the cost of handsets due to the devaluation of the real and an increase in the sales of more sophisticated handsets and accessories.

          Interconnection. Expenses from network usage charges include fees we paid to other telecommunications service providers for the use of their network to complete local, long distance and international calls originating in our network. Usage charges decreased 37.1% to R$81.0 million in 2004, from R$128.7 million in 2003, which in turn represented a 1.7% decrease from R$130.9 million in 2002. The decrease in 2004 was due mainly to implementation of carrier selection codes in which the VC2 and VC3 calls are costs for the long distance companies and no longer for mobile companies. The decrease in 2003 was mainly due to a decrease in the usage of other networks by our subscribers, despite an overall increase in traffic and the implementation Carrier selection codes beginning in July 2003 on Tele Sudeste Celular’s network, and also because of CSP implementation from July 2003 on.

          Fixed-line network expenses. Fixed-line network expenses decreased 25.9% to R$55.4 million in 2004, from R$74.8 million in 2003, which in turn represented an 11.3% decrease from R$84.3 million in 2002. The reduction in 2004 occurred because of the renegotiation of the prices of rental contracts and the decrease in circuits. The reductions in 2003 and 2002 occurred because of the decrease in circuits due to the entrance of backbone (our own circuits).

          Materials and third-party services. Cost of materials and services increased by 47.3% to R$48.0 million in 2004, from R$32.6 million in 2003, which in turn represented a 1.7% decrease from R$33.1 million in 2002. The increase in 2004, was due to the cost of materials and third-party services and other telecommunications services providers, such as services for network maintenance. The decrease in 2003 was due primarily to a decrease in the costs of third-party materials and services, partially offset by higher costs we incurred in connection with the expansion of our network.

          Taxes. Fistel and other taxes were R$61.8 million in 2004, a 3.6% increase from R$59.6 million in 2003, which in turn represented a 1.7% decrease from R$60.6 million in 2002. The increase in 2004 was due to growth in the customer base. The decrease in 2003 was principally due to the change in the assessment of this tax.

          Rental and insurance. Rental and insurance includes equipment rental, insurance and other costs of providing our services and selling handsets. Rentals and insurance expense was consistent in 2004 and 2003 with a 0.2% decrease to R$43.9 million in 2004, from R$44.0 million in 2003, which in turn represented an 8.7% increase from R$40.5 million in 2002. The increase in 2003 was due primarily to the expansion of our network, which led to an increase in the number of sites we rented in connection with an increase in the number of our radio base stations.

          Personnel. Personnel expenses increased 9.2% to R$18.8 million in 2004, from R$17.2 million in 2003, which in turn reflected a 7.3% increase from R$16.0 million in 2002. The increase in 2004, principally derived from adjustments to collective bargaining agreement. The increase in 2004 was principally resulted from the contract signed in December 2003, for a linear increase of 7.5% in salaries in line with inflation.

Operating Expenses

          The following table sets forth certain components of our operating expenses, as well as the percent change of each component from the prior year, for the periods presented.

	Year ended December 31,			Percent change

	2004	2003	2002	2003-2004	2002-2003

	(in thousands of reais)
Operating expenses:
Selling expenses	(508,461)	(387,466)	(392,482)	31.2	(1.3)
General and administrative expenses	(187,832)	(224,408)	(229,947)	(16.3)	(2.4)
Other net operating income (expense)	16,981	13,309	(16,954)	27.6	178.5

Total	(679,312)	(598,565)	(639,383)	13.5	(6.4)

Back to Contents

          Operating expenses increased 13.5% to R$679.3 million in 2004, from R$598.6 million in 2003, which in turn represented a 6.4% decrease from R$639.4 million in 2002. The increase in 2004 resulted mainly from R$121.0 in selling expenses. The decrease in 2003 resulted mainly from a R$30.3 million increase in other net operating income, as well as a R$5.6 million decrease in general and administrative expenses and a R$5.0 million decrease in selling expenses.

          Selling expenses. Selling expenses increased 31.2% to R$508.5 million in 2004 from R$387.5 million in 2003, which in turn represented a 1.3% decrease from R$392.5 million in 2002. The increase in 2004 was due principally to the increase in personnel expenses, depreciation and third-party services. The decrease in 2003 was due principally to a R$56.6 million decrease in the provisions for the allowance for doubtful accounts.

          Provisions for the allowance for doubtful accounts and network usage charges, included in our selling expenses, decreased 11% to R$35.7 million in 2004 from R$40.2 million in 2003, which in turn represented a 58.4% decrease from R$96.8 million in 2002. These decreases were primarily due to the adoption of more effective methods of evaluating customer credit and the growth of TSD’s prepaid customer base.

          General and administrative expenses. General and administrative expenses decreased 16.3% to R$187.8 million in 2004, from R$224.4 million in 2003, which in turn represented a 2.4% decrease from R$229.9 million in 2002. The decrease in 2004 was due mainly to gains in the renegotiation of some contracts The decrease in 2003, resulted mainly from a R$18.8 million decrease in outsourced services and a R$5.1 million decrease in taxes paid in 2003.

          Other net operating income (expense). The increase in other net operating income of 27.6% to R$17.0 million of income in 2004, from a net operating income of R$13.3 million in 2003, which in turn represented a 178.5% decrease from a net operating expense of R$17.0 million in 2002. The increase in 2004 and 2003, compared to 2002, resulted mainly from a increase in recovered expenses.

Net Financial Income (Expenses)

          The following table sets forth certain components of our net financial expenses, as well as the percent change of each component from the prior year, for each of the years in the periods presented.

	Year ended December 31,			Percent change

	2004	2003	2002	2003-2004	2002-2003

	(in thousands of reais)
Financial income	72,426	76,011	41,580	(4.7)	82.8
Exchange gains and losses	4,769	61,528	(238,090)	(92.2)	125.8
Gains (losses) on foreign currency derivative contracts	(31,727)	(112,341)	221,010	(71.8)	(150.8)
Financial expenses	(39,741)	(40,215)	(39,612)	(1.18)	1.52

Financial income (expense), net	5,727	(15,017)	(15,112)	(138.1)	(0.6)

          Net financial expense reflects, among others, the net effect of interest income and expense, and net effect of exchange rate fluctuation affecting our loans, financings and derivative operations. See note 8 to our consolidated financial statements.

          Our net financial expense in 2004 decreased 138.1% to an income of R$5.7 million from an expense of R$15.0 million in 2003. In 2003, our net financial expense did not show any relevant change when compared to 2002, remaining practically flat at R$15.0 million in 2003 from R$15.1 million in 2002. The increase in net financial income in 2004 was mainly due to a decrease in losses on foreign currency derivatives.

Back to Contents

Income and Social Contribution Taxes

          We incurred income and social contribution taxes in the amount of R$48.1 million in 2004, which represented a 21.9% decrease from R$61.6 million in 2003, which in turn represented an 11.8% decrease from R$69.8 million in 2002. The effective income tax rate was approximately 34.1% in 2004, 28.3% in 2003, and 33.2% in 2002. The income and social contribution taxes vary proportionately to our net income (loss). In addition, the changes in our effective tax rate in 2004 and 2003 are principally a result of the distribution of interest on shareholders’ equity, which was recorded in equity and reduced our tax expense. See note 10 to our consolidated financial statements.

B.      Liquidity and Capital Resources

Sources of Funds

          We generated cash flow from operations of R$437.2 million, R$737.4 million, and R$756.9 million in 2004, 2003 and 2002, respectively. We did not have any long-term loans or financing as of December 31, 2004, but we did have R$50.3 million in short-term loans and financing, consisted primarily of funding from financial institutions. At December 31, 2004, we had a working capital surplus (current assets minus current liabilities) of R$466.7 million. Excluding financial items, working capital at December 31, 2004 was R$176.0 million, representing an increase of R$73.4 million compared to December 31, 2003, attributable primarily to (i) an increase of R$62.1 million in accounts receivable from customers; (ii) an increase of R$80.2 million in handset inventories and (iii) an increase of R$58.4 million in deferred and recoverable taxes. These increases were partially offset by an increase of R$138.7 million in accounts payable.

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

Uses of Funds

          Our principal uses of funds are for capital expenditures, servicing our debt, and payments of dividends to shareholders. Acquisition of property, plants and equipment used funds in the amount of R$241.3 million, R$254.9 million, and R$370.9 million, in 2004, 2003, and 2002, respectively. Dividends and interest on shareholders’ equity payments consumed cash flows of R$35.1 million, R$16.3 million, and R$116.3 million, in 2004, 2003, and 2002, respectively. Payment of debt consumed cash flows of R$180.6 million, R$200.1 million, and R$246.5 million, in 2004, 2003 and 2002, respectively.

          We believe that our available borrowing capacity, together with funds generated by operations, should provide sufficient liquidity and capital resources to pursue our business strategy for the foreseeable future, with respect to working capital, capital expenditures and other operating needs.

Capital Expenditures

          The following table shows our capital expenditures for each year in the periods presented.

	Year ended December 31,

	2004	2003	2002

	(in millions of reais)
Automatic switching equipment	90.6	59.3	87.7
Other equipment	64.8	161.0	130.1
Real estate	—	3.4	21.8
Other(1)	85.9	31.2	131.3

Total capital expenditures	241.3	254.9	370.9

(1)	Consisting primarily of free handset rentals, network construction, furniture and fixtures, office equipment and store layouts.

Back to Contents

          We made capital expenditures of R$241.3 million, R$254.9 million, and R$370.9 million in 2004, 2003, and 2002, respectively. These expenditures related primarily to the expansion of the capacity of the services we currently offer, investments in property, plant and equipment, the provision of new services and the development of our information systems. See “Item 4A. Our History and Development—Capital Expenditures.”

          We have budgeted R$286.1 million for 2005 capital expenditures, mainly for investments in network expansion and introduction of new products and services that will make customers’ lives easier and maximize the use of cellular telephony, besides improving the quality of our services. Our management expects to finance 2005 capital expenditures principally with cash generated from operations.

Payments of Dividends to Shareholders

          See “Item 8—Financial Information—Consolidated Statements and Other Financial Information—Payment of Dividends”.

Debt

          As of December 31, 2004, TSD’s total debt position was as follows:

Debt	Amount Outstanding as of December 31, 2004

(in millions of reais)
Long-term debt	—
Short-term debt	50.3

Total debt	50.3

          As of December 31, 2004, TSD’s total debt was R$50.3 million, all of which was denominated in U.S. dollars. Devaluation of the real results in exchange losses on foreign currency indebtedness. In order to protect against the risk of devaluation of the real, we have entered into over-the-counter derivatives transactions with international and domestic financial institutions. In 2004, our derivatives positions produced a loss of R$31.7 million, which offset the R$4.8 million of exchange gains from our foreign currency-denominated debt. In 2003, our derivatives positions produced a gain of R$112.3 million, which was partially offset by R$61.5 million of exchange loss on our foreign currency-denominated debt. At December 31, 2004, approximately 19.9% of our indebtedness bore interest at floating rates, primarily LIBOR, and 80.1% bore interest at fixed rates. Therefore, we have little exposure to interest rate risk.

U.S. GAAP Reconciliation

          We prepare our consolidated financial statements in accordance with the Brazilian Corporate Law Method, which differs in significant respects from U.S. GAAP. Under U.S. GAAP, we recorded net income for 2004, 2003 and 2002 of R$13.7 million, R$116.8 million, and R$4.0 million, respectively, compared to net income of R$92.9 million, R$156.2 million, and R$140.4 million, respectively, under Brazilian Corporate Law method. Shareholders’ equity at December 31, 2004 and 2003 was R$1,991.3 million and R$2,001.7 million, respectively, under U.S. GAAP, compared to R$1,970.7 and R$1,903.4 million, respectively, under the Brazilian Corporate Law Method.

           See note 35 to our audited consolidated financial statements for a description of the principal differences between the Brazilian Corporate Law Method and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income/loss and total shareholders’ equity.

Back to Contents

New Accounting Pronouncements

          In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R” or the “Interpretation”). FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

          Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies to the end of the first reporting period ending after March 15, 2004, except that all public companies must, at a minimum, apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The adoption of FIN 46R did not have a material impact on the Company’s financial position, cash flows and results of operations.

          In November 2002, the Emerging Issues Task Force (“EITF”), of the FASB reached a consensus on EITF 00-21. EITF 00-21 provides guidance on how to account for arrangements that may involve multiple revenue-generating activities, for example, the delivery of products or performance of services, and/or rights to use other assets. The requirements of EITF 00-21 will be applicable to agreements entered into for periods beginning after June 15, 2003 and will therefore first apply to the Company for any arrangements entered into from April 1, 2004. The adoption of this EITF had no impact on the Company’s financial position or results of operations. The Company prospectively adopted the EITF relating to free minutes given in connection with sales of handsets as of January 1, 2004. See note 35 to the consolidated financial statements.

          In July 2003, the EITF reached consensus in EITF Issue No. 03-11 that determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, “Accounting for Nonmonetary Transactions,” should be considered. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. The adoption of EITF Issue No. 03-11 did not have a material effect on the Company’s financial statements.

          In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29” (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company will apply this statement in the event that exchanges of nonmonetary assets occur in fiscal periods beginning after June 15, 2005.

C.      Research and Development

          We did not make any contributions or incur any expenses related to research and development in 2004, 2003 and 2002. We rely primarily on the research and development of our third-party suppliers.

D.      Trend Information

          In 2005, the rate of growth in Brazil’s cellular market is expected to exceed Brazil’s economic growth. In addition, we expect continued strong competition from other operators, greater focus on data and value added services, and further enhancements related to customer service. We expect that we will maintain our leadership position in the Brazilian cellular market, focusing on differentiation in the development of integrated solutions and the application of new technologies. We plan to continue to offer services and products with high quality in order to meet our clients’ expectations.

Back to Contents

E.      Off-balance sheet arrangements

          As of December 31, 2004 there were no off-balance sheet arrangements. We have no majority-owned subsidiaries that are not included in our consolidated financial statements, nor do we have any interests in, or relationships with, any special purpose entities that are not reflected in our consolidated financial statements.

F.      Tabular disclosure of contractual obligations

          The following table represents our contractual obligations and commercial commitments as of December 31, 2004:

	Payments due by period

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Contractual obligations:	(in millions of reais)
Long-term debt (1)	50.2	50.2	—	—	—
Operating leases	805.9	105.2	180.8	188.1	331.8
Unconditional purchase obligations	110.7	106.1	4.6	—	—
Other long-term obligations (2)	91.3	83.3	8.0	—	—

Total contractual cash obligations (3)	1,058.1	344.8	193.4	188.1	331.8

_____________
(1)	Includes short-term portions of long-term debt.
(2)	Contracted long-term suppliers or contracted short-term suppliers with penalties for early termination and exclusivity fees paid to dealers.
(3)	Excludes pension fund obligations.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management

Board of Directors

          Our administration consists of a board of directors and a board of executive officers. Our shareholders elect the members of the board of directors. The board of directors must have between 8 and 12 members, each serving a three-year term. The board currently consists of 10 members. The terms of the current members of the board of directors will expire in March 2006. The board of directors holds regular quarterly meetings, and the chairman or two board members may call special meetings.

          The following are the current members of our board of directors and their respective positions.

Name	Position	Date Elected

Felix Pablo Ivorra Cano	Chairman	March 25, 2003
Shakhaf Wine	Director	March 16, 2004
Fernando Xavier Ferreira	Director	March 25, 2003
Luis Miguel Gilpérez López	Director	March 16, 2004
Ernesto Lopez Mozo	Director	March 25, 2003
Ignacio Aller Malo	Director	March 25, 2003
Zeinal Abedin Mohamed Bava	Director	March 25, 2003
Carlos Manuel de Lucena e Vasconcellos Cruz	Director	March 25, 2003
Eduardo Perestrelo Correia de Matos	Director	March 25, 2003
Pedro Manuel Brandão Rodrigues	Director	March 25, 2003
Kazuo Moriya (1)	Director	July 11, 2003
_____________
(1)	Mr. Kazuo Moriya resigned on June 22nd, 2004. This position is currently vacant.

Back to Contents

          Our directors will serve until the general shareholders’ meeting to be held in 2006. Set forth below are brief biographical descriptions of the directors.

          Félix Pablo Ivorra Cano, born on July 1, 1946, is the President of the board of directors and has been a member of the board of directors since February 1999. Mr. Ivorra currently is the President of the board of directors of Telefónica Móviles and serves on the board of directors of Telecomunicações de São Paulo S.A, Brasilcel N.V., Celular CRT Participações, S.A., Tele Leste Celular Participações, S.A., Tele Sudeste Celular Participações, S.A., Telesp Celular Participações, S.A., Tele Centro Oeste Celular Participações, S.A., Telefónica Móviles SAC Perú, Telefónica Móviles Perú Holding, S.A.A and MobiPay International, S.A. He joined the Telefónica Group in July 1972 and served in the areas of Technical Specifications, Network Planning, Commercial Planning and as General Director of Advanced Communications. In 1993, he was appointed General Director of the team that founded Telefónica Servicios Móviles, where he held several positions including General Commercial Director and General Director of Business Development. During 1997 and part of 1998, he was chairman of the board of Telefónica Móviles group companies Mensatel, S.A. and Radiored, S.A. He has a degree in Telecommunications Engineering from Escola Técnica Superior de Engenharia — ETSI in Madrid, and a post-graduate degree in Business Administration from the Instituto Católico de Administração de Empresas — ICADE also in Madrid.

          Shakhaf Wine, born on June 13, 1969, is currently an executive officer of Portugal Telecom S.G.P.S. and a member of the board of directors of Brasilcel N.V., Telesp Celular Participações, S.A., Tele Centro Oeste Celular Participações, S.A., Tele Sudeste Celular Participações, S.A., Celular CRT Participações S.A., and Folha Universo Online S.A. Mr. Wine is also the President of the Audit Committee of Brasilcel N.V. Mr. Wine was a Director of Investment Banking and a Relationship Manager for European corporate clients in the Global Telecommunications Group of Merrill Lynch International from 1998 to 2003. Additionally, he was Senior Associate Director of the Latin American and Telecommunications groups of Deutsche Morgan Grenfell from 1993 until 1998. Previously Mr. Wine was a foreign exchange trader and dealer for the Brazilian Central Bank at Banco Icatu S.A. He holds a degree in Economics from the Pontificia Universidade Católica do Rio de Janeiro.

          Fernando Xavier Ferreira, born on February 13, 1949, is currently the Chief Executive Officer of the Telefónica Group in Brazil and member among others of the Board of Directors of Telefónica Móviles, Brasilcel, N.V. Tele Centro Oeste Celular Participações, S.A., Celular CRT Participações, S.A., Tele Sudeste Celular Participações, S.A., Tele Leste Celular Participações, S.A. and Telesp Celular Participações, S.A. During 1998, Mr. Ferreira served as a member of ANATEL. From 1995 to 1998, he was General Director of Telebrás and President of the board of directors of Embratel and Telesp S.A. Mr. Ferreira was President of Telecomunicações do Paraná S.A. Telepar from 1997 to 1999 and Vice President of that company from 1979 to 1987. He is currently a member of the Latin-America Committee of the New York Stock Exchange and the Global Infrastructure Commission. He holds a degree in Electrical Engineering from the Catholic University of Rio de Janeiro, Brazil.

          Luis Miguel Gilpérez López, born on December 7, 1959, is the Executive Director of the International Area of Telefónia Móviles. Mr. Gilpérez also serves on the board of directors of Medi Telecom, S.A., Telefónica Móviles México, S.A. de C.V., Tele Sudeste Celular Participações, S.A., Tele Leste Celular Participações, S.A., Tele Centro Oeste Celular Participações, S.A., Celular CRT Participações, S.A., Telesp Celular Participações, S.A. He is also Executive Chairman of MobiPay International, S.A. He began his career at an insurance company, where he worked for six years, in various departments. He joined the Telefónica group in 1981, where he has worked since then. He has particularly been involved with activities related to mobile telephony. He was in charge of the service’s commercial activities from 1987 to 1993, when Telefónica Móviles España was created. At Telefónica Móviles España he has held management positions in virtually all its business areas. He has a post-graduate degree in Business Administration and holds a degree in Industrial Engineering.

Back to Contents

          Ernesto Lopez Mozo, born on May 9, 1964, serves as Chief Financial Officer General Manager for Finance and Management Control of Telefónica Móviles S.A. Mr. Lopez is a member of the board of directors of Telefónica Móviles de España, S.A., Mobipay International, S.A., Telefónia Móviles México, S.A. de C.V., Brasilcel N.V, Telesp Celular Participações, S.A., Tele Centro Oeste Celular Participações, S.A., Tele Sudeste Celular Participações, S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações, S.A. He was previously a senior manager in the financing department of Telefónica, S.A., where he was also responsible for relationships with credit rating agencies. Before joining Telefónica in March 1999, Mr. Lopez worked for five years at J.P. Morgan. He holds a degree in Civil Engineering from ETSICCP in Madrid and a Master’s degree in Business Administration from the Wharton School.

          Ignacio Aller Malo, who was born on December 1, 1945, is a member of the board of directors of Telefónia Móviles México, S.A. de C.V., Brasilcel N.V, Telesp Celular Participações, S.A., Tele Centro Oeste Celular Participações, S.A., Tele Sudeste Celular Participações, S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações, S.A. Mr. Aller has served as Chief Operating Officer of Telefónica Móviles S.A. by 2003 and has held several positions at Telefónica de España since 1967.

          Zeinal Abedin Mohamed Bava, born on November 18, 1965, is currently the Chief Financial Officer of Portugal Telecom, SGPS, S.A. since 2000; Chief Executive Officer of TV Cabo Portugal, S.A. since March 2004, Executive Vice-Chairman of the Board of Directors of PT Comunicações, S.A. since January 2004; Member of the Board of Directors of PT Corporate—Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Chief Executive Officer of PT Multimedia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. since May 2003; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of Fundaçõ Portugal Telecom since March 2003; Chairman of the Board of Directors of Previsçõ Sociedade Gestora de Fundos de Pensões, S.A. since March 2003; Chairman of the Board of Directors of PT Serviços de Gestão, S.A. since February 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Vice-Chairman of the Board of Directors of PT Multimedia—Serviços de Telecomunicações e Multimedia, SGPS, S.A. since November 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of the Board of Directors of BEST—Banco Electrónico de Serviço Total, S.A. since May 2001; Member of the Board of Directors of Telesp Celular Participações S.A. since April 10, 2001; Member of the Board of Directors of Tele Centro Oeste Participações, S.A., CRT Celular Participações, S.A., Tele Sudeste Celular Participações, S.A. and Tele Leste Celular Participações, S.A. since 2003; Vice-Chairman of the Board of Directors of PT Ventures, SGPS, S.A. (formerly Portugal Telecom Internacional, SGPS, S.A.) from 2000 until 2002; Director and Relationship Manager for Portugal of Merrill Lynch International from 1998 until 1999; Executive Director of Deutsche Morgan Grenfell from 1996 until 1998; Executive Director of Warburg Dillon Read from 1989 until 1996. He holds a degree in electronic and Electrical Engineering from the University of London B.S.C.

          Carlos Manuel de Lucena e Vasconcellos Cruz, born on September 9, 1957, is currently the Chief Executive Officer of Portugal Telecom Investimentos Internacionais—Consultoria Internacional S.A. and PT Ventures, SGPS, S.A. since April 2004; Member of the Board of Directors of PT Corporate — Soluções Empresariais de Telecomunicações e Sistemas, S.A. since June 2003; Chief Executive Officer of PT Comunicações, S.A. from May 2002 until January 2004; Chief Executive Officer of PT Prime, SGPS, S.A. from 2002 until January 2004; Chairman of the Board of Directors of PT Prime, SGPS, S.A. from 2002 until January 2004; Chairman of the Board of Directors of PT Contact—Telemarketing e Serviços de Informação, S.A. from 2002 until January 2004; Chief Executive Officer of PTM.com, SGPS, S.A. from May 2003 until January 2004; Member of the Board of Directors of PT Compras—Serviços de Consultoria e Negociação, S.A. since May 2003; Member of the Board of Directors of Fundação Portugal Telecom since March 2003; Member of the Board of Directors of Brasilcel, N.V. since December 2002; Member of the Board of Directors of Portugal Telecom Brasil, S.A. since July 2002; Member of the Board of Directors of TMN—Telecomunicações Móveis Nacionais, S.A. from June 2002 until May 2003; Member of Board of Directors of Telesp Celular Participações S.A. since April 2001; Vice-Chairman of Telesp Celular Participações S.A. since 2001; Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A., CRT Celular Participações, S.A., Tele Sudeste Celular Participações, S.A. and Tele Leste Celular Participações S.A. since 2003; Chairman and Chief Executive Officer of Telesp Celular S.A. from May 2001 until May 2002; President and Chief Executive Officer of Tradecom, SGPS, S.A. from 2000 until 2001; Executive Board Member of PT Prime, SGPS, S.A. from 2000 until 2001; Invited Professor of Universidade Católica Portuguesa and ISCTE for Post-Graduate Courses and MBA Program from 2000 until 2001; Member of World Board of Dun & Bradstreet Corporation, Executive Vice-President of Dun & Bradstreet Corporation, President and Chief Executive Officer of D&B GMC, Executive Vice President of D&B Europe, President and Chief Executive Officer of D&B Iberia, Vice-President of Trans Union España Credit Burear S/A from 1997 until 1999; Senior Vice-President of Dun & Bradstreet Corporation, Senior Vice-President of Dun & Bradstreet Europe, President and Chief Executive Officer of D&B Iberia & Middle West, Vice-President of A.P.E.I.N. (Associação Portuguesa de Empresas de Informação de Negócio) in 1996; President & Chief Executive Officer of Dun & Bradstreet Ibéria in 1995; President and Chief Executive Officer of Dun & Bradstreet Portugal, Vice-President of Associação Portuguesa para a Qualidade from 1990 until 1993; President of “European Customer Service group” of Dun & Bradstreet in 1992; General Director of Dun & Bradstreet France in 1989; General Director of Sales of Dun & Bradstreet France in 1988; Commercial Director of Dun & Bradstreet Portugal in 1987; National Director of Sales of Dun & Bradstreet Portugal in 1986; Director of Sales Department of Dun & Bradstreet Portugal in 1985; Senior Economist of LEASEINVEST from 1983 until 1985; Economist of Finance Ministry of Portugal from 1978 until 1983. Mr. Cruz holds a degree in business from the I.S.C.T.E. (Instituto Superior de Ciências do Trabalho e da Empresa or Higher Education Institute for Labor and Corporate Sciences), Portugal, and a post-graduate degree in Management from D.S.E. (the German Foundation for International Development), Germany.

Back to Contents

          Eduardo Perestrelo Correia de Matos, born on January 6, 1949, is currently the President of Portugal Telecom Brasil S.A. and a member of the board of directors of each of PT Móveis, Serviços de Telecomunicações, S.G.P.S., S.A., Tele Leste Celular Participações S.A., Tele Sudeste Celular Participações, S.A., Tele Centro Oeste Celular Participações S.A., Telesp Celular Participações S.A. and Celular CRT Participações S.A. From 1976 to 1987, Mr. Matos held various operational positions in the planning and control areas of CTT — Corrêios e Telecomunicações de Portugal S.A. and TLP-Telefones de Lisboa e Porto S.A. From 1987 to 1990 he was the Secretary of State for External Transportation and Communications in Portugal. In addition, he served as President at Marconi S.G.P.S. Comunicações, S.A. from 1990 to 1991 and at Mobitel S.A. from 1991 to 1996. Mr. Matos was also a member of the board of Portugal Telecom, S.G.P.S., S.A. from 1996 until May 2002. He holds a degree in Economics from the Technical University of Lisbon, Portugal.

          Pedro Manuel Brandão Rodrigues, born on June 19,1951, is currently also a member of the board of directors and of the Executive Committee of PT Móveis, S.G.P.S., S.A. and of Telecomunicações Móveis Nacionais — TMN. He was elected for the Assembly of the Republic in March 2002, and he is a member of the National Council of Education of Portugal since July 2000. Mr. Brandão was a member of the board of directors of several Portuguese corporations and, from 1993 to 2000, a member of the Executive Committee of Banco Mello and Banco Mello de Investimentos. He holds a doctoral degree in engineering from the University of Birmingham, England, a Master’s degree in Production Process and Management, and an Engineering degree from the Instituto Superior Técnico.

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

Back to Contents

          The following are the current executive officers and their respective positions.

Name	Position	Date appointed

Francisco José Azevedo Padinha	Chief Executive Officer	October 17, 2003
Arcádio Luís Martínez García	Executive Vice President for Finance, Planning and Control and Investors Relations Officer	February 16, 2005
Paulo Cesar Pereira Teixeira	Executive Vice President for Operations	April 16, 2003
Luis Filipe Saraiva Castel-Branco de Avelar	Executive Vice President for Marketing and Innovation and Executive Vice President for IT and Product and Service Engineering	March 16, 2004
Javier Rodríguez García	Executive Vice President for Technology and Networks	May 26, 2003
Guilherme Silvério Portela Santos	Executive Vice President for Customers	October 17, 2003
José Carlos de la Rosa Guardiola	Executive Vice President for Regulatory Matters and Institutional Relations	October 6, 2003

          Set forth below is a brief biographical description of our executive officers.

          Francisco José Azevedo Padinha, born on October 22, 1946, is currently the chief executive officer of each of Brasilcel N.V., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S/A, Telesp Celular Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A., Global Telecom S.A.; Tele Centro Oeste Celular Participações S.A., Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleacre Celular S.A., Teleron Celular S.A., Norte Brasil Telecom S.A., TCO-IP S.A., Avista Participações Ltda., Tagilo Participações Ltda. Sudestecel Participações S.A., TBS Celular Participações S.A., Ptelecom Brasil S.A. and Portelcom Participações S.A.; the chairman of the board of directors of each of PT Prime Tradecom Soluções Empresariais de Comércio Electrónico, S.A., Megamedia Soluções Multimédia, S.A., PT Prime, SGPS, S.A., the vice chairman of the board of directors of PT Ventures S.A.; a member of the board of directors of PT Comunicações S.A.; and a member of the scientific committee of Taguspark Sociedade de Promoção Desenvolvimento do Parque da Ciência e Tecnologia da Área de Lisboa, S.A. He was also the chairman of the board of directors of Prymesys — Soluções Empresariais S.A. From 1989 until 1992, Mr. Padinha was the manager of the central department for research and development of Companhia Portuguesa Rádio Marconi, S.A., and from 1992 until 1994 he was the chairman of the board of directors of Telecom Portugal, S.A. From 2000 to 2001, Mr. Padinha was the chief executive officer of PT Prime SGPS, S.A., and from 1994 until 2002, he was a member of the board of directors of Portugal Telecom. He holds a Telecommunications and Electronic Engineering degree from the Technical University of Lisbon, Portugal, a degree in Corporate Upper Management from AESE/University of Navarra, Spain, and a MasterÙs degree in Innovation and Technology Management from the Sloan School of Management/MIT, United States.

          Arcádio Luís Martínez García, born on April 5, 1957, is currently the Executive Vice-President for Finance, Planning and Control and Investor Relations Officer of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., Telesp Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A., Global Telecom S.A. and Tele Centro Oeste Celular Participações S.A. From 2001 until 2003 Mr. Martinez was a Controller of European Operations at Telefonica Moviles S.A. in Madrid. From 1999 to 2001 he worked as European Controller for SBC Communications, based in Brussels, Belgium and from 1993 to 1999 he served in different positions in the financial organization of Ameritech International, based in Chicago, USA and Brussels, Belgium. He holds a degree in Economics from Universidad de Santiago de Compostela, Spain and a Masters of Business Administration from the University of Chicago, USA.

Back to Contents

          Paulo Cesar Pereira Teixeira, born on June 18, 1957, is currently the Executive Vice-President for operations of Tele Sudeste Celular Participações S.A., Tele Leste Celular participações S/A, Telesp Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A., Global Telecom S.A., Tele Centro Oeste Celular Participações S.A., Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleacre Celular S.A., Teleron Celular S.A., Norte Brasil Telecom S.A., TCO-IP S.A.; and director of Avista Participações Ltda., Tagilo Participações Ltda., Sudestecel Participações S.A., TBS Celular Participações S.A., Ptelecom Brasil S.A. and Portelcom Participações S.A. From 1980 until 1987, Mr. Teixeira performed several different managerial duties in Companhia Riograndense de Telecomunicações S.A.-CRT and was also a member of the board of directors (1985-1986). In 1987 and 1988, he served at several different positions in Telebrás or in the companies of the Telebrás Group. Mr. Teixeira holds an Electrical Engineering degree from the Catholic University of Pelotas, Brazil.

          Luis Filipe Saraiva Castel-Branco de Avelar, born on April 15, 1954, is currently the Executive Vice-President for Marketing and Innovation of each of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações, Celular CRT Participações S.A., Telesp Celular Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A. In 1989, 1991 and 1993, Mr. Avelar was respectively the corporate accounts director of Telefones de Lisboa e Porto, an expert in telecommunications services for the European Commission (DG XIII, Telecom Policy Unit) and a strategic planning director at Comunicações Nacionais. From 1993 to 1998 he was a consultant in privatization and regulation projects for the World Bank, the European Bank for Reconstruction and Development and the European Commission. From 1996 to 1998 he was a portfolio director of Portugal Telecom Group in the strategic marketing board of Portugal Telecom. From 1998 to 2000, Mr. Avelar was a special consultant to the President of Telesp Celular Participações S.A. for the areas of marketing, sales, strategy, regulation and special projects, and, from 2000 to 2001, he was a director of the Internet and E-commerce business unit at the same company. He holds an Electrical-Technical Engineering degree (specialized in Telecommunications and Electronics) from the Lisbon Higher Education Technical Institute.

          Javier Rodríguez García, born on December 8, 1955, is currently Executive Vice-President for technology and networks of each Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., Celular CRT Participações S.A., Telesp Celular Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A. From 1986 until 1988, Mr. García worked at INDELEC — Indústria Electrónica de Comunicaciones S.A., as the manager responsible for the implementation of an automatic mobile telecommunications project for Telefónica de España S.A. From 1988 until 1990, he worked at Rede Electrica de España S.A., as the person responsible for the project, installation and maintenance of radio mobile systems in Spain. From 1990 until 1992, Mr. García served as an engineering manager at Telcel S.A., where he was responsible for the implementation of automatic mobile telecommunication system for Telefónica de España S.A. in Barcelona, Madrid and Palma de Mallorca. From 1992 until 1996, he was an engineering manager responsible for the installation and maintenance of systems at Compañia Europea de Radiobusqueda S.A., and from 1996 until 1998, he worked in cellular businesses for Telefónica Group in Spain and Peru, as a network quality manager and technical area sub-manager, respectively. From 1998 until 2000, Mr. García was the technology manager in the cellular business of Telefónica Group in Brazil and from 2000 until 2002 he was the network manager of Telerj Celular S.A. and Telest Celular S.A. He holds a degree in Technical Telecommunications Engineering from the Technical University of Madrid, Spain.

          Guilherme Silvério Portela Santos, born on February 3, 1966, is currently the Executive Vice-President for customers of each of Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., Telesp Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A., Global Telecom S.A., Tele Centro Oeste Celular Participações S.A., Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleacre Celular S.A., Teleron Celular S.A., Norte Brasil Telecom S.A., TCO-IP S.A.; and an executive manager at PT Móveis, SGPS, S.A. From 1989 until 1993, Mr. Santos was a consultant at McKinsey & Co., and from 1994 until 1998 he worked as an officer for operations and an officer for special projects at Parque Expo’98, S.A. He was also a coordination officer at Companhia de Seguros Tranquilidade. Mr. Santos holds a civil engineering degree from the Higher Education Technical Institute, Portugal, and a Master’s degree from INSEAD, France.

Back to Contents

          José Carlos de la Rosa Guardiola, born on October 20, 1948, is currently the Executive Vice-President for regulatory matters and institutional relations of each of Telesp Celular Participações S.A., Tele Leste Celular Participações S/A, Tele Sudeste Celular Participações S.A., Celular CRT Participações S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Celular CRT S.A., Telesp Celular S.A. and Global Telecom S.A. From November 1998 until February 2002, Mr. Guardiola was engaged in the Regulation and Operations Departments of these companies, and occupied the function of Vice-President of Operations responsible for the commercial, administrative and operations activities of each of Telebahia Celular S.A. and Telergipe Celular S.A. He holds a degree in Telecommunications Engineering from Universidad Politecnica de Madrid, Spain.

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

          The following are the current members of our board of auditors and their alternates:

Name	Position	Date Appointed

Cláudio José Carvalho de Andrade (1)	Member	March 29, 2005
Milton Shigueo Takarada (2)	Member	March 29, 2005
Evandro Luís Pippi Kruel (2)	Member	March 29, 2005
Daniel Vidal de Almeida(1)	Alternate	March 29, 2005
José Ricardo de Souza Porpino(2)	Alternate	March 29, 2005
Fabiana Faé Vicente Rodrigues(2)	Alternate	March 29, 2005
_____________
(1)	Appointed by our preferred shareholders.
(2)	Appointed by our controlling shareholders.

B.      Compensation

          For the year ended December 31, 2004, we paid compensation to our directors and executive officers in an aggregate amount of R$4.1 million, including bonuses and profit sharing plans. This amount includes performance remuneration and profit sharing arrangements applicable to all employees. Furthermore, the members of our board of executive officers are eligible to participate in the same complementary retirement pension plan available to our employees. These amounts include Tele Sudeste Celular Participações, Telerj Celular and Telest Celular.

C.      Board Practices

          Our board of directors’ duties and responsibilities are set forth by Brazilian law and our by-laws.

          Our board of directors is comprised of a minimum of 8 and a maximum of 12 members, all shareholders, each serving a three-year term. Our directors are elected by our shareholders at the annual general shareholders’ meeting. There are no service contracts between us or our subsidiaries and any of our directors providing for benefits upon termination of employment. The board of directors holds regular quarterly meetings, and the chairman or two board members may call special meetings.

Back to Contents

          For more detailed information, see “Directors and Senior Management,” “Board of Executive Officers,” and “Board of Auditors,” above.

D.      Employees

          At December 31, 2004, we had 1,219 full-time employees and 15 temporary employees.

          The following table sets forth the number of our employees and a breakdown of employees by main category of activity as of the dates indicated:

	At December 31,

	2004	2003	2002

Total number of employees (including trainees)	1,219	1,668	1,972
Number by category of activity:
Technical and operations area	365	398	482
Sales and marketing	376	704	790
Finance and administrative support	288	337	504
Customer service	190	229	196

          Employees are represented by the Sindicato dos Trabalhadores em Empresas de Telecomunicações e Transmissão de Dados e Correio Eletrônico, Telefonia Móvel Celular, Serviços Troncalizados de Comunicação, Rádio-Chamadas, Telemarketing, Contração, Instalação e Operação de Equipamentos e Meios Físicos de Transmissão de Sinal, Similares e Operadoras de Mesas Telefônicas no Estado de Rio de Janero (SINTETEL). We negotiate new collective-bargaining agreements every year with the labor unions. The collective-bargaining agreements currently in force include a salary and benefit increase of approximately 12.36%, effective as of December 31, 2003.

          Our management considers the relations between our work force and us to be satisfactory. We have not experienced any work stoppage that materially affected our operations.

          Each of our subsidiaries negotiates a new collective-bargaining agreement every year with each local union. The collective-bargaining agreements now in force expire in October, 2006.

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

Back to Contents

          In 2000, we established the Plano de Benefícios Visão, a new private pension plan for our employees. Unlike Sistel’s defined benefits plan, the Plano de Benefícios Visão calls for defined contributions by our operating subsidiaries, as sponsors, and our employees, as participants. These contributions are credited to the participants’ individual accounts. Those employees who were members of the Sistel plan had the option to transfer to the new pension plan by October 31, 2000. As of December 31, 2004, approximately 81.54% of our employees were members of the Plano de Benefícios Visão. We continue to have a contingent liability for the unfunded obligations of the plan with respect to all inactive employees of the former Telebrás and all post-retirement health care benefits for former Telebrás employees and current employees that have not changed to the new plan.

E.      Share Ownership

          As of December 31, 2004, each of the members of the board of directors and the board of executive officers owned, directly or indirectly, less than 0.01% of any class of our shares. We do not offer stock option plans to any of our directors or employees.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major Shareholders

          The following table sets forth the principal holders of common and preferred shares and their respective shareholdings as of December 31, 2004:

Name	Number of Common Shares Owned	Percentage of Outstanding Common Shares	Number of Preferred Shares Owned	Percentage of Outstanding Preferred Shares

Sudestecel Participações S.A.	108,974,602,160	57.53	—	—
Brasilcel N.V.	43,450,494,855	22.94	14,015,090,743	5.40
Brasilcel N.V. — ADRS (1)	—	—	174,288,020,000	67.14
Tagilo Participações Ltda.	15,168,831,917	8.01	33,317,534,708	12.84
Avista Participações Ltda. (2)	6,191,329,955	3.27	12,699,707,000	4.89
All directors and executive officers as a group	2,802	(a)	130	(a)
_____________
(1)	In the form of ADRs held by The Bank of New York as depositary.
(2)	Avista is owned 100% by Brasilcel
(a)	Less than 1% of the aggregate.

          The following table sets forth information concerning the control of Sudestecel Participações S.A.:

Sudestecel Participações S.A.	Percentage of Outstanding Shares Owned

Brasilcel N.V.	100%

          Tagilo is a wholly-owned company of Brasilcel N.V.

          We are not aware of any other shareholder owning more than 5.0% of the common shares.

          For a description of Brasilcel N.V., see “Item 4A. Our History and Development—Brasilcel.”

          At December 31, 2004, there were approximately 137 record holders of ADSs in the United States, including Brasilcel, which holds ADSs representing approximately 67.1% of our preferred shares. The other ones hold ADSs representing approximately 2.8% of our preferred shares.

B.      Related Party Transactions

          The main transactions with unconsolidated related parties are as follows:

Back to Contents

•	Use of network and long distance (roaming) cellular communications: These transactions involve companies owned by the same group. Part of these transactions were established based on contracts between Telebrás and the operating concessionaires before privatization and part are interconnection agreements. The terms of these transactions are regulated by Anatel. As of July 2003, users began to choose their long-distance carrier and the company established agreements that provide to long distance operators (including Telecomunicações de São Paulo S.A.) co-billing services;

•	Technical assistance provided to us by Telefónica Móviles S.A. or Telefonica International. We pay fees which correspond to a percent (up to 2%) of our net revenues from services, monetarily restated based on currency fluctuations;

•	Corporate services provided by or to other companies under common control are transferred to the company at the cost actually incurred for these services; and

•	Call center services provided by Atento to users of our subsidiaries’ telecommunication services.

          We have engaged in a number of other transactions with related parties. See note 29 to our consolidated financial statements.

C.      Interests of Experts and Counsel

          Not applicable.

ITEM 8.     FINANCIAL INFORMATION

A.      Consolidated Statements and Other Financial Information

          See “Item 3A. Selected Financial Data” and “Item 18. Financial Statements”

Legal Matters

          We are party to several administrative and legal proceedings that, if decided adversely to us, could have a material adverse effect on our business, financial condition and results of operations. We record provisions in our financial statements equivalent to the full amount of the estimated losses associated with those claims where the likelihood of an unfavorable outcome is deemed probable by our outside counsel. However, we do not record provisions in those instances where the likelihood of an unfavorable outcome is deemed possible or remote by our outside counsel. Below is a summary of our material pending administrative and legal proceedings:

Civil

Breakup of Telebrás

          Telebrás, our legal predecessor, is a defendant in a number of administrative and legal proceedings and is subject to various claims and contingencies. Under the terms of the Telebrás breakup, the liability for any claims arising out of acts committed by Telebrás prior to the effective date of the breakup remains with Telebrás, except for labor and tax claims (for which Telebrás and the companies incorporated as a result of the breakup are jointly and severally liable by operation of law) and any liability for which specific accounting provisions have been assigned to us or one of the other companies incorporated as a result of the breakup of Telebrás. In addition, the legality of the breakup of Telebrás has been challenged in numerous legal proceedings, some of which have not been dismissed and are still pending. We believe based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to these claims is remote.

Tax Credits

          Tele Sudeste Celular Participações and the other new holding companies incorporated in connection with the privatization of the telecommunications companies offset certain tax debts against the premiums paid by their controlling shareholders. A claim was filed against Tele Sudeste Celular Participações and the other new holding companies seeking relief in the form of the annulment of the administrative acts that recognized these offsets. Although we believe that the restructuring was implemented in accordance with Brazilian law, we believe based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to this claim is possible. We would be required to pay all the taxes that were offset against goodwill. We are unable to determine at this time the extent of any potential liabilities with respect to this claim.

Back to Contents

Ownership of Caller ID

          Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda., a Brazilian company, filed lawsuits against 23 wireless telecommunications operators, including Tele Sudeste Participações, Telerj Celular and Telest Celular. The lawsuits allege that those operators violated patent number 9202624-9, related to Equipamento Controlador de Chamadas Entrantes e do Terminal do Usuário, or Caller ID, granted to Lune by the Brazilian Intellectual Property Agency — INPI, on September 30, 1997. Lune calls on the operators to cease to provide Caller ID services and seeks payment from them for the unauthorized use of the Caller ID system in an amount equivalent to the payment of fees received by such operators for use of the Caller ID system. However, Lune’s right to use patent number 9202624-9 was suspended by a federal judge in the State of São Paulo in response to a lawsuit filed against Lune and INPI by Ericsson Telecomunicações S.A. Telesp Celular S.A. and Telerj Celular filed identical lawsuits against Lune and INPI and those lawsuits are still pending before the courts. We believe based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to Lune’s claim against us is possible. We are unable to determine at this time the extent of any potential liabilities with respect to this claim.

Validity of Prepaid Plan Minutes

          Telerj Celular and Telest Celular, together with other Brazilian wireless telecommunications operators, are defendants in various lawsuits brought by the federal public prosecutor’s office and a consumer protection association challenging the imposition of a deadline for the use of purchased prepaid minutes. The plaintiffs allege that purchased prepaid minutes should not expire after any specified deadline. Conflicting decisions have been issued by the federal court reviewing this matter. Although we believe that our criteria for imposing the deadline is in compliance with Anatel’s rules, we believe based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to this claim is possible.

Tax-Related

Application of ICMS

          In June 1998, the Conselho Nacional de Política Fazendária, or CONFAZ, decided to apply the ICMS tax to certain service revenues, such as activation fees, and to make the application of the tax to such activation fees retroactive for the five years preceding June 30, 1998. This claim impacts Telerj Celular and Telest Celular. We believe the application of the ICMS tax to non-basic telecommunications services such as cellular activation is unlawful because it would subject to taxation certain services that are not telecommunications services. In addition, we do not believe new taxes may be applied retroactively. We believe based on the opinion of outside counsel (including certain judicial precedents) that the likelihood of an unfavorable outcome with respect to this claim is remote. Moreover, we believe that the predecessor companies would be liable to our subsidiaries for any tax liability arising from the retroactive application.

Application of COFINS and PIS

          On November 27, 1998, the method for calculating the amount of contribution required under PIS and COFINS was modified by Law No. 9,718, which increased the COFINS contribution rate from 2% to 3% and permitted the deduction of up to 1/3 of the amount due under COFINS from the amount due under CSLL. Since our subsidiaries had a negative tax calculation basis, they could not benefit from this deduction. In addition, Law No. 9,718 effectively increased the amounts of COFINS and PIS due from our subsidiaries by including financial revenues in the calculation methodology. This claim impacts Telerj Celular and Telest Celular.

Back to Contents

          We believe that this increase is unconstitutional because: (1) Article 195 of the Brazilian Constitution, which was effective when Law No. 9,718 was enacted, provided that the PIS contribution could only be levied on compensation of employees, revenues and profits; (2) in order to increase the COFINS and PIS contributions, it would be necessary to enact a law requiring a greater quorum than the one required to approve Law No. 9,718; and (3) the law was made effective before the expiration of the required 90-day waiting period.

          We believe based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to this claim is possible. However, we do not believe an unfavorable outcome would have a material adverse effect on our financial condition and results of operations.

Passing on of the COFINS and PIS to Customers

          Several telecommunications carriers, including us, are defendants in a lawsuit brought by the federal public prosecutor’s office challenging our policy of passing the COFINS and PIS expenses on to our customers by incorporating them into our charges. This claim impacts Telerj Celular and Telest Celular. We are challenging the lawsuit on the grounds that COFINS and PIS are cost components of the services provided to our customers and, as such, should be incorporated into the price of such services, as is the practice throughout the telecommunications industry. We believe based on the opinion of our outside counsel that the likelihood of an unfavorable outcome with respect to this claim is remote.

CIDE

          We and our subsidiaries filed lawsuits challenging the application of CIDE — Contribução de Intervenção no Domínio Econômico on the remittances of payments owed to suppliers headquartered outside Brazil in accordance with technology transfer and technological assistance contracts or trademark and software licenses, in accordance with the terms of Law No. 10,168/2002. We believe based on the opinion of outside counsel that the likelihood of an unfavorable outcome with respect to this claim is possible.

Other Litigation

          We are also party to certain legal proceedings arising in the normal course of business. We believe that our provisions are sufficient to cover our estimated losses due to adverse legal decisions. We believe that adverse decisions arising from these other legal proceedings would not have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy and Dividends

          We pay our shareholders both dividends and interest on shareholders’ equity, which is a form of distribution that is tax deductible in Brazil. The following table summarizes our history of payments of dividends and interest on shareholders’ equity for the years 2004, 2003 and 2002. The table sets forth amounts in reais per thousand common shares and preferred shares and amounts in U.S. dollars per ADS translated into U.S. dollars at the prevailing selling rate for Brazilian currency into U.S. dollars in the commercial rate exchange market on each of the respective dates of such payments.

	Year ended December 31,

	2004		2003		2002

	R$ per thousand	U.S.$ per ADS(1)	R$ per thousand	U.S.$ per ADS	R$ per thousand	U.S.$ per ADS

Common	0.046442	—	0.0812	—	0.2315	—
Preferred	0.051087	—	0.0894	0.1555	0.2547	0.3503
_____________
(1)	Dividend to be paid not later than December 22, 2005. U.S. dollar equivalent to be determined based on the applicable exchange rate on the payment date.

Back to Contents

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

          Under our by-laws, we may pay dividends out of retained earnings or accumulated profits in any given fiscal year. For the purposes of Brazilian Corporate Law, accumulated profits are defined as net income after the provision of income tax and social contribution for the relevant fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to warrants, income bonds, employees’ and management’s participation in a company’s profits. Retained earnings are defined as the amount of our net income in prior years that was not paid out as dividends in the year in which it was earned, but rather was retained in accordance with a proposal of the board of directors duly approved by a shareholders’ meeting.

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

Back to Contents

          The amounts available for distribution are determined on the basis of financial statements prepared in accordance with Brazilian Corporate Law, which differs from other financial statements such as our consolidated financial statements included in this annual report.

Priority and Amount of Preferred Dividends

          Our by-laws provide for a minimum noncumulative dividend of (i) only 10% per year of the value of our total share capital divided by the total number of shares or (ii) 10% higher than the amount distributed to the holders of our common shares. As a result of such provision, holders of our preferred shares are entitled to receive, in any year, distributions of cash dividends prior to the holders of our common shares receiving any distribution of cash dividends in such year. In addition, distributions of cash dividends in any year are made:

•	first, to the holders of preferred shares up to the amount of the dividend that must be paid to the holders of preferred shares for such year;

•	then, to the holders of common shares until the amount distributed in respect of each Preferred Share is 10% above the amount distributed in respect of each common share, according to our by-laws; and

•	thereafter, to the holders of common shares and preferred shares, on the basis that the amount distributed in respect of each preferred share is 10% above the amount distributed in respect of each common share, according to our by-laws.

          If the mandatory dividend in any year is less than or equal to the dividend that must be paid to the holders of preferred shares in that year, the holders of common shares will not be entitled to receive any cash dividends from us in that year, unless the holders of common shares approve dividends in excess of dividends that must be paid to preferred shares. In such circumstances, however, holders of preferred shares will be entitled to the amount available for payment of dividends up to an aggregate amount equal to:

•	the minimum dividend to be paid to the holders of preferred shares; plus,

•	in the event the minimum dividend to be paid to the holders of preferred shares is higher than the amount available for payment of dividends for that year, any retained earnings from previous years, which may be used to make up for such shortfall.

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

Back to Contents

B.      Significant Changes

Reverse Stock Split

          On March 29, 2005, TSD approved a reverse split of the 449,009,994,135 registered book-entry shares of capital stock of TSD, with no par value, of which 189,434,957,933 are common shares and 259,575,036,202 are preferred shares with such reverse stock split to occur at the ratio of five thousand (5,000) shares to one (1) share of the respective class, after which there will be 89,801,999 registered book-entry shares, with no par value, of which 37,886,992 will be common shares and 51,915,007 will be preferred shares.

          The reasons for the reverse stock split are: (i) adjust the per share value of the shares to a more adequate level from a stock market perspective, since the trading of the shares in reais per share gives greater visibility as compared to the trading per lot of one thousand (1,000) shares; (ii) unify the basis for quoting the shares in the national market — São Paulo Stock Exchange (“BOVESPA”), and in lots of five thousand (5,000) shares from each American Depositary Receipt (“ADR”) in the New York Stock Exchange (“NYSE”); (iii) reduce operational expenses and to increase the efficiency of the system for registering information regarding the shareholders of TSD; and (iv) reduce the possibilities of informational errors, improving services to the shareholders of TSD.

          There will be no reverse stock split of ADRs. Only the ratio of shares to each ADR will be changed from the current ratio of five thousand (5,000) shares per ADR to one (1) share per ADR. Thus, there will be no fractional ADRs resulting from the reverse stock split.

ITEM 9.     THE OFFER AND LISTING

A.      Offer and Listing Details

          Brazilian private equity and debt are principally traded on BOVESPA, which is the trading market for our common and preferred shares. Our preferred shares began trading on the Brazilian stock exchanges on September 21, 1998. In the United States, our preferred shares trade in the form of ADSs, each representing 5,000 preferred shares, issued by The Bank of New York as depositary, pursuant to a Deposit Agreement among us, the depositary and the registered holders and beneficial owners from time to time of ADRs. The ADSs commenced trading separately on the New York Stock Exchange on November 16, 1998 under the symbol “TSD”. At December 31, 2004, there were approximately 131 record holders of ADSs in the United States, including Brasilcel. The ADS holders represent approximately 68.35% of our preferred shares. The other ones hold ADSs representing approximately 1.2% of our preferred shares. The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on The New York Stock Exchange, in U.S. dollars, and the preferred shares on the São Paulo Stock Exchange, in reais:

Back to Contents

	New York Stock Exchange U.S.$ per ADS		São Paulo Stock Exchange R$ per 1,000 preferred shares

	High	Low	High	Low

Year ended

December 31, 2000	62.25	17.25	21.80	6.80
December 31, 2001	26.25	10.60	10.50	5.10
December 31, 2002	13.40	7.70	6.90	5.67
December 31, 2003	12.80	7.95	7.40	5.10
December 31, 2004	13.00	9.25	7.50	4.50

Year ended December 31, 2003

First quarter	9.99	8.60	6.98	6.22
Second quarter	12.80	10.70	7.40	6.79
Third quarter	12.10	7.95	6.64	5.10
Fourth quarter	11.64	9.82	6.80	5.69

Year ended December 31, 2004

First quarter	13.00	9.25	7.50	5.30
Second quarter	11.20	7.30	6.60	4.50
Third quarter	12.76	9.45	7.40	5.66
Fourth quarter	12.75	10.35	7.48	5.70

Quarter ended

March 31, 2005	10.15	8.9	5.30	4.90

Month ended

October 31, 2004	12.75	10.40	7.48	6.05
November 30, 2004	11.27	10.00	6.40	6.00
December 31, 2004	11.25	10.35	6.29	5.70
January 31, 2005	11.15	10.02	6.30	5.21
February 28, 2005	10.74	9.85	5.94	5.25
March 31, 2005	10.15	8.90	5.30	4.90

B.      Plan of Distribution

          Not applicable.

C.      Markets

Trading on the BOVESPA

          In 2000, the BOVESPA was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Under the memoranda, all securities are now traded only on the BOVESPA, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange.

          When shareholders trade in common and preferred shares on the BOVESPA, the trade is settled in three business days after the trade date without adjustment of the purchase price for inflation. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. Delivery of and payment for shares are made through the facilities of the clearinghouse, Companhia Brasileira de Liquidação e Custódia, or CBLC.

          The BOVESPA is a nonprofit entity owned by its member brokerage firms. Trading on the BOVESPA is limited to member brokerage firms and a limited number of authorized nonmembers. The BOVESPA has two open outcry trading sessions each day from 11:00 a.m. to 1:30 p.m. and from 2:30 p.m. to 5:45 p.m., São Paulo time, except during daylight savings time in the United States. During daylight savings time in the United States, the sessions are from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 4:45 p.m., São Paulo time, to closely mirror the NYSE trading hours. Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States on an automated system known as the Computer Assisted Trading System (Sistema de Negociação Assistida por Computador) on the BOVESPA and on the National Electronic Trading System (Sistema Eletrônico de Negociação Nacional). This system is a computerized system that links electronically with the seven smaller regional exchanges. The BOVESPA also permits trading from 6:45 p.m. to 7:30 p.m. on an online system connected to traditional and Internet brokers called the “after market.” Trading on the after market is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers. Currently, there are no specialists or officially recognized market makers for our shares in Brazil. Upon the completion of this offering, we may contract specialists and/or market makers for the common shares.

Back to Contents

          In order to better control volatility, the BOVESPA adopted a “circuit breaker” system, pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of the BOVESPA fall below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.

          The BOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2004, the aggregate market capitalization of the 358 companies listed on the BOVESPA was equivalent to approximately R$904.9 billion (U.S.$340.9 billion) and the 10 largest companies listed on the BOVESPA represented approximately 48.8% of the total market capitalization of all listed companies. By comparison, as of December 31, 2004, the aggregate market capitalization of the 2,768 companies listed on the NYSE was approximately U.S.$19.8 trillion and the 10 largest companies listed on the NYSE represented approximately 18.0% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on the BOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. See “Risk Factors—Risks Relating to Our Preferred Shares and Our ADSs—The relative volatility and illiquidity of the Brazilian securities markets may adversely effect holders of ADSs.”

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

          Among the changes, Law No. 10,303, along with Executive Order No. 8 and Decree No. 3.995, all dated October 31, 2001, altered and expanded the CVM’s authority and autonomy. The CVM, which is the agency in charge of regulating the market, now handles some functions that were reserved to the Central Bank, for example, the regulation and organization of the futures and commodities markets. Other modifications include changes in the proportion of common and preferred shares (these changes apply solely to companies incorporated after the enactment of the new law), new rules for the issuance of debentures and the exercise of the right of withdrawal, enhanced duties and powers for the members of the board of auditors and the board of directors, and the ability of publicly traded companies to make publications available over the Internet. Also provided is the pooling agreement, the so-called block voting by which the shareholders agree during a prior meeting on the direction of the votes that will be cast at the general meetings. The purpose of this type of vote is to prevent any possible individual dissidents or interests from harming corporate interests.

          The period established for companies to adapt their by-laws was one year from the publication of the law on November 1, 2001. Our shareholders held a general shareholders’ meeting on December 30, 2002 and approved the necessary modifications to our by-laws.

          Under Brazilian Corporate Law, a company is either public, a companhia aberta, such as our company, or private, a companhia fechada. All public companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on the São Paulo Stock Exchange or on the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. In order to be listed on the Brazilian stock exchanges, a company must apply for registration with the CVM and the stock exchange. Once the stock exchange lists a company and the CVM accepts its registration as a public company, its securities may start to be traded.

          Trading of securities on the São Paulo Stock Exchange may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of the São Paulo Stock Exchange or the CVM due to, among other reasons, a belief that the company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the São Paulo Stock Exchange.

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

          Neither our board of directors nor our management test the independence of the directors before such elections are made. However, both Brazilian Corporate Law and CVM establish rules in relation to certain qualification requirements and restrictions, investiture, compensation, duties and responsibilities of the companies’ executives and directors. Although we believe these rules provide adequate assurances that our directors are independent, we believe such rules would permit us to have directors that would not otherwise pass the independence tests established by the NYSE.

Executive Sessions

          According to Brazilian Corporate Law, up to 1/3 of the members of the board of directors can be elected into executive positions. The remaining non-management directors are not expressly empowered to serve as a check on management and there is no requirement that those directors meet regularly without management. Nevertheless, under our bylaws, the members of the board of executive officers cannot be elected to the board of directors.

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

Audit Committee and Audit Committee Additional Requirements

          Brazilian Corporate Law requires us to have a board of auditors (Conselho Fiscal), which is composed of three to five members elected at the general shareholders meeting. The board of auditors operates independently from our management and from our external auditors. Its main function is to examine the financial statements of each fiscal year and provide a formal report to our shareholders. We have a board of auditors that consists of three members and three alternates and which meets once a quarter. In April 2003, the SEC stated that the listing of securities of foreign private issuers may be exempt from the audit committee requirements if the issuer meets certain requirements.

               We also have an audit committee, whose members do not follow the independence requirements of Rule 10A-3(c)(3) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which are not applicable to us until July 31, 2005 according to Rule 10A-3(a)(5)(A) of the Exchange Act. See “Item 16D — Exemptions from the Listing Standards for Audit Committees”.

          Under Brazilian Corporate Law, an audit committee member may simultaneously serve on the audit committees of more than three public companies. In addition, our company does not impose limitations in this regard and our board is not required to affirmatively determine and disclose that the director’s ability to effectively serve is not impaired. We are aware that the members of our audit committee also serve on the audit committees of all of the other companies that have been operating under the brand name “Vivo”: Telesp Celular Participações, Tele Centro Oeste Celular Participações S.A., Tele Sudeste Celular Participações and Celular CRT Participações S.A.

Policy for Disclosure and Disclosure Committee

          The Policy for Disclosure of Relevant Act or Fact was set up by the Board of Directors of TSD in compliance with Article 16 of CVM Instruction No. 358, dated June 18, 2002.

          The ultimate responsibility for the disclosure of relevant information, acts or facts is incumbent upon the CEO, the CFO and the Investor Relations Officer, the first two being responsible for authorizing information to be disclosed, while the Investor Relations Officer is responsible for the communication itself of the relevant information, under the terms of the provisions of the Relevant Act or Fact Policy and CVM Instructions 358/02 and 369/02. Disclosures are reviewed by the Disclosure Committee in support of the CEO and CFO. The Disclosure Committee is responsible for processing the disclosure of information and relevant Acts and Facts of the Company, and for ensuring quality disclosure of information, as well as for the implementation of the Disclosure Procedures and Controls.

          The Disclosure Committee reports directly to the CEO and to the CFO and is composed of one coordinator and 10 members (representing the Investor Relations, Controls, Corporate Communication, Accounting, Financial, Mergers and Acquisitions, Communication and Publicity and Compliance Officers, as well as the General Secretary and the Legal Officer), and has the duty of evaluating the need to outsource services (such as auditors, legal counsel and other independent consultants), in order to provide adequate support for the disclosure process.

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

Code of Business Conduct and Ethics

          Although the adoption of a code of ethics is not required by Brazilian Corporate Law, we implemented in June 2003 our Code of Ethics regulating the conduct of our senior financial officers. See “Item 16B — Code of Ethics”. We do not have a code of business conduct and ethics applicable to all our directors and employees.

Back to Contents

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

Register

          Our by-laws were filed with the Public Registry of the state of Rio de Janeiro (“JUCERJ”) on April 29, 2004 under company number (NIRE) 3330026819-7. Article 5 of our by-laws will be amended as a result of the capital increase determined by the Board of Directors of Tele Sudeste at its March 30, 2004 meeting, which was registered with JUCERJ under n. 0000142142.

Objectives and Purposes

          We are a publicly traded company duly registered with the Brazilian securities commission under No. 01771-0. Article 2 of our by-laws provides that our corporate purpose is to:

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

Back to Contents

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

          Pursuant to Brazilian Corporate Law and our by-laws, each member of the board of directors must have at least one share of our capital stock to be elected as a director. There are no provisions in our by-laws with respect to:

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

Rights Attaching to Shares

Dividend Rights

          See “Item 8A. Consolidated Statements and Other Financial Information—Dividend Policy and Dividends,” and “―Payment of Dividends.”

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

          Any change in the preference, benefits, conditions of redemption and amortization of our preferred shares, or the creation of a class of shares having priority or preference over our preferred shares, would require the approval of holders of a majority of our outstanding preferred shares at a special meeting of holders of our preferred shares. Such a meeting would be called by publication of a notice in the state’s official gazette and two other Brazilian newspapers, as determined by the shareholders, at least thirty days prior to the meeting, but would not generally require any other form of notice.

          In any circumstances in which holders of our preferred shares are entitled to vote, each preferred share will entitle the holder to one vote.

Meeting of Shareholders

          According to Brazilian law, shareholders must be previously convoked in order for a general or extraordinary shareholders’ meeting to be installed. The convocation must be published in the state official gazette and two other newspapers, as determined by the shareholders, at least 15 days prior to the meeting’s scheduled date. If the first meeting is not installed for some reason, the second convocation must be published at least eight days before the second meeting date.

          On the first call, meetings may only be installed with a minimum quorum of one-fourth of the holders of voting shares. Extraordinary meetings whose object is the amendment of the by-laws may only be installed on the first call with a minimum of two-thirds of the voting capital present. In addition, some decisions require the approval of at least one-half of the holders of voting shares (qualified quorum). On a second call, the meetings are installed regardless of quorum.

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

Back to Contents

Right of Redemption

          Brazilian Corporate Law provides for the right of redemption to minority shareholders under certain circumstances.

          The right of a dissenting shareholder to seek redemption arises in case our shareholders representing more than 50% of the voting shares, common shares or preferred shares, as applicable, decide to:

•	change the preference of our preferred shares or to create a class of shares having priority or preference over our preferred shares, except if such actions are expressly permitted in the by-laws at the time of their adoption by our shareholders;

•	change the preference of our preferred shares, any right they carry, their amortization or redemption rights, or to create a class of shares having priority or preference over our preferred shares;

•	reduce the mandatory distribution of dividends;

•	change our corporate purposes;

•	transfer all of our shares to another company in order to make us a wholly owned subsidiary of that company;

•	approve the acquisition of another company, the price of which exceeds certain limits set forth in Brazilian Corporate Law;

•	participate in a group of companies if certain liquidity standards are not met according to Brazilian Corporate Law as amended by Law No. 10,303/01;

•	merge or consolidate us with another company if certain liquidity standards are not met according to Brazilian Corporate Law as amended by Law No. 10,303/01; and

•	cisão, or split-up, Tele Sudeste, according to Brazilian Corporate Law, as amended by Law No. 10,303/01, in any of the following situations: (i) reduction of minimum dividends; (ii) participation in a group of companies; or (iii) change of our corporate purposes, except in case the company receiving our assets has a corporate purpose substantially identical to ours.

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

Regulation of Foreign Investment and Exchange Controls

          There are no restrictions on ownership of our preferred shares by individual or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of our shares into foreign currency and to remit such amounts abroad is subject to restrictions under foreign investment legislation which generally require, among other things, that the relevant investment be registered with the Central Bank and the CVM. Foreign investors may register their investment in our shares under Law 4,131 of September 3, 1962 or Resolution 2,689 of January 26, 2000. Registration under Resolution 2,689 affords favorable tax treatment to non-Brazilian investors who are not residents in a tax haven jurisdiction (i.e. countries that do not impose income tax or where the maximum income tax rate is lower than 20%), as defined by Brazilian tax laws.

          Under Resolution 2,689, non-Brazilian investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution 2,689, the definition of non-Brazilian investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

          Under Resolution 2,689, a non-Brazilian investor must:

•	appoint at least one representative in Brazil, with powers to perform actions relating to its investment;

•	appoint an authorized custodian in Brazil for its investment;

•	register as a non-Brazilian investor with the CVM; and

•	register its foreign investment with the Central Bank.

          Additionally, the investor operating under the provisions of Resolution 2,689 must be registered with the Brazilian internal revenue service (“Receita Federal”) pursuant to the latter’s Regulatory Instruction 200. This registration process is undertaken by the investor’s legal representative in Brazil.

          Securities and other financial assets held by non-Brazilian investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will. See “Item 10.E. Taxation—Brazilian tax considerations” for more information.

          Resolution 1,927 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Accordingly, the proceeds from the sale of ADSs by holders of American Depositary Receipts outside Brazil are free of Brazilian foreign investment controls and holders of ADSs who are not resident in a tax haven jurisdiction will be entitled to favorable tax treatment.

               The right to convert dividend payments and proceeds from the sale of our shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank. Restrictions on the remittance of foreign capital abroad could hinder or prevent the custodian for the preferred shares represented by ADSs, or holders who have exchanged ADSs for preferred shares, from converting dividends, distributions or the proceeds from any sale of preferred shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Delays in, or refusal to, granting the required government approval for conversions of Brazilian currency payments and remittances abroad could adversely affect holders of ADSs.

          We have obtained a certificate of registration in the name of The Bank of New York, the depositary. Pursuant to this certificate, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by ADSs into foreign currency and to remit the proceeds outside Brazil. If a holder exchanges ADSs for preferred shares, such holder may continue to rely on the depositary’s certificate of capital registration for only five business days after such exchange. After that, such holder must seek to register its investment directly with the Central Bank. Thereafter, unless the holder has registered its investment with the Central Bank, such holder may not convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares. Such holder generally will be subject to less favorable Brazilian tax treatment than a holder of ADSs.

          Before March 14, 2005, there were two principal foreign exchange markets in Brazil, in which notes were freely negotiated but could be strongly influenced by Central Bank intervention:

•	the commercial rate exchange market dedicated principally to trade and financial foreign exchange transactions such as the buying and selling of registered investments by foreign entities, the purchase or sale of shares, or the payment of dividends or interest with respect to shares; and

•	the floating rate exchange market that was generally used for transactions not conducted through the commercial foreign exchange market.

          On March 4, 2005, the National Monetary Council enacted Resolution No. 3265, pursuant to which the commercial rate exchange market and the floating rate exchange market were unified in a sole exchange market, effective as of March 14, 2005. The new regulation allows, subject to certain procedures and specific regulatory provisions, the purchase and sale of foreign currency and the international transfer of reais by a person or legal entity, without limitation of the amount involved, provided, however, the legality of the transaction.

          Under Brazilian law, whenever there is a serious imbalance in Brazil’s balance of payments or reasons to foresee a serious imbalance, the Brazilian government may impose temporary restriction on the remittance of foreign currency abroad and on the conversion of Brazilian currency into foreign currencies. Such restrictions may hinder or prevent the custodian or holders who have exchanged ADSs for underlying preferred shares from converting distributions or the proceeds from any sale of such shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad.

C.      Material Contracts

          On December 10, 2002, Telerj Celular entered into an authorization agreement with Anatel, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the state of Rio de Janeiro. The authorization replaces the concession agreement entered into with Anatel on November 4, 1997, and authorizes Telerj Celular to provide SMP services until November 30, 2005. It may be renewed for an additional term of fifteen years upon payment of 2% of Telerj Celular’s net revenues from usage charges in its region in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, Telerj Celular was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunications services in the region covered thereby.

               On December 10, 2002, Telest Celular entered into an authorization agreement with Anatel, acting as a representative of the Brazilian government, which enables it to provide personal cellular services (SMP) in the state of Espíritio Santo. The authorization replaces the concession agreement entered into with Anatel on November 4, 1997, and authorizes Telest Celular to provide SMP services until November 30, 2008. It may be renewed for an additional term of fifteen years upon payment of 2% of Telest Celular’s net revenues from usage charges in its region in the year prior to the year when payment is due, and every two years during the extension period. In consideration for the authorization, Telest Celular was required to pay R$9.0 thousand. The authorization is a legal requirement for providing telecommunications services in the region covered thereby.

D.      Exchange Controls

          There are no restrictions on ownership of preferred shares or common shares by individuals or legal entities domiciled outside of Brazil.

          The right to convert dividend or interest payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the investments have been registered with the Central Bank and the CVM. Such restrictions on the remittance of foreign capital abroad may hinder or prevent the custodian for our preferred shares represented by our ADSs or the holders of our preferred shares from converting dividends, distributions or the proceeds from any sale of these preferred shares into U.S. dollars and remitting the U.S. dollars abroad. Holders of our ADSs could be adversely affected by delays in, or refusal to grant any, required government approval to convert Brazilian currency payments on the preferred shares underlying our ADSs and to remit the proceeds abroad.

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

          Under Resolution 2,689 of the CMN, foreign investors registered with the CVM may buy and sell Brazilian securities, including the preferred shares, on Brazilian stock exchanges. Registration is available to qualified foreign investors, which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions, legal entities and individuals. Resolution 2,689 also extends favorable tax treatment to registered investors. See “—Taxation—Brazilian Tax Considerations.”

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

Registered Capital

          Amounts invested in our preferred shares by a non-Brazilian holder who qualifies under Resolution 2,689 and obtains registration with the CVM, or by the depositary representing an ADS holder, are eligible for registration with the Central Bank. This registration, which must be done before the first investments on a Brazilian stock exchange (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, converted at the market rate, acquired with the proceeds of distributions on, and amounts realized through, dispositions of our preferred shares. The registered capital per preferred share purchased in the form of an ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The registered capital per preferred share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the most preferred shares were traded on the day of withdrawal or (ii) if no preferred shares were traded on that day, the average price on the Brazilian stock exchange on which the most preferred shares were traded in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average market rates quoted by the Central Bank on these dates.

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

E.      Taxation

          The following discussion contains a description of the material Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by certain holders. This summary is based upon the tax laws of Brazil and the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. You should consult your own tax advisors as to the Brazilian, U.S. federal or other tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs, including, in particular, the effect of any state, local or non-U.S., non-Brazilian tax laws.

          Although there is presently no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs.

Back to Contents

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

Distributions of Interest on Capital

          Brazilian corporations may make payments to shareholders characterized as interest on capital as an alternative form of making dividend distributions. The rate of interest may not be higher than the federal government’s long-term interest rate, or the TJLP, as determined by the Central Bank from time to time (11% per annum for the three month period beginning January 2003). The total amount distributed as interest on capital may not exceed the greater of (i) 50% of net income (before taking the distribution and any deductions for income taxes into account) for the year in respect of which the payment is made or (ii) 50% of retained earnings for the year prior to the year in respect of which the payment is made. Payments of interest on capital are decided by the shareholders on the basis of recommendations of the company’s board of directors.

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

          Amounts paid as interest on capital (net of applicable withholding tax) may be treated as payments in respect of the dividends we are obligated to distribute to our shareholders in accordance with our by-laws (estatutos) and Brazilian Corporate Law. Distributions of interest on capital in respect of the preferred shares, including distributions to the depositary in respect of preferred shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

Taxation of Gains

          Gains realized outside Brazil by a U.S. holder or a non-Brazilian holder on the disposition of property located in Brazil, including preferred shares, to another U.S. holder or non-Brazilian holder are subject to Brazilian tax, as of February 2004. In this case, gains would be subject to a 15% withholding tax rate, except if the beneficiary is located in a low-tax jurisdiction, as defined by Brazilian law, in which case the applicable rate would be 25%.

          Our understanding is that ADSs do not qualify as property located in Brazil and, therefore, are not subject to Brazilian taxes upon disposition to other non-Brazilian or U.S. holders. Insofar as the regulatory norm referred to in Article 26 is recent and generic and has not been tested through the administrative or judicial courts, we are unable to evaluate what the final ruling on the matter will be.

          Gains realized by a U.S. holder or a non-Brazilian holder on dispositions of preferred shares in Brazil or in transactions with Brazilian residents may be free of Brazilian tax, taxed at a rate of 25% or taxed at a rate of 15%, depending on the circumstances.

Back to Contents

•	Gains on the disposition of preferred shares obtained upon cancellation of ADSs are not taxed in Brazil if the disposition is made and the proceeds are remitted abroad within five business days after cancellation, unless the investor is a resident of a jurisdiction that, under Brazilian law, is deemed to be a tax haven.

•	Gains realized on preferred shares through transactions with Brazilian residents or through transactions in Brazil off of the Brazilian stock exchanges are generally subject to tax at a rate of 15%.

•	Gains realized on preferred shares through transactions on Brazilian stock exchanges are generally subject to tax at a rate of 15%, as of January 2005, unless the investor is entitled to tax-free treatment for the transaction under Resolution 2,689 of the National Monetary Council Regulations, described immediately below.

          Resolution 2,689, which as of March 31, 2000 superseded the Annex IV Regulations that previously provided tax benefits to foreign investors, extends favorable tax treatment to a U.S. holder or non-Brazilian holder of preferred shares who has (i) appointed a representative in Brazil with power to take action relating to the investment in preferred shares, (ii) registered as a foreign investor with the CVM and (iii) registered its investment in preferred shares with the Central Bank. Under Resolution 2,689 securities held by foreign investors must be maintained under the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the CVM. In addition, the trading of securities is restricted under Resolution 2,689 to transactions on Brazilian stock exchanges or qualified over-the-counter markets. The preferential treatment generally afforded under Resolution 2,689 and afforded to investors in ADSs is not available to residents of tax havens. All preferred shares underlying ADSs qualify under Resolution 2,689.

          There can be no assurance that the current preferential treatment for U.S. holders and non-Brazilian holders of ADSs and U.S. holders and non-Brazilian holders of preferred shares under Resolution 2,689 will be maintained.

          Gain on the disposition of preferred shares is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency, without any correction for inflation. Although there is controversy surrounding this issue, there are arguments to sustain the position that the acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank. See “—Registered Capital.”

          Gains realized by a U.S. holder and non-Brazilian holder upon the redemption of preferred shares will be treated as gains from the disposition of such preferred shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 15%. In case the non-Brazilian holder is domiciled in a tax haven jurisdiction, the applicable rate would be 25%.

          As of January 1, 2005, the purchase price of preferred shares sold on the Brazilian stock exchange is subject to withholding tax at a rate of 0.005%, except in the case of non-Brazilian holders that invest through Resolution No. 2,689. This tax may be offset against the 15% income tax due on the gains realized upon the sale of the shares.

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

          The deposit of preferred shares in exchange for the ADSs is not subject to Brazilian income tax if the preferred shares are registered under Resolution 2,689 and the respective holder is not in a tax haven jurisdiction. If the preferred shares are not so registered or the holder is in a tax haven jurisdiction, the deposit of preferred shares in exchange for ADSs may be subject to Brazilian capital gains tax at a rate of 15%.

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

Back to Contents

1. Beneficiaries Residing or Domiciled in Tax Havens or Low Tax Jurisdictions

          Law No. 9,779, dated as of January 19, 1999, states that, with the exception of limited circumstances, any income derived from operations by a beneficiary that resides or is domiciled in a country considered to be a tax haven is subject to income tax to be withheld by the source at a rate of 25%. Accordingly, if the distribution of interest attributed to shareholders’ equity is made to a beneficiary residing or domiciled in a tax haven, the applicable income tax will be at a rate of 25% instead of 15%. The increased rate also applies for capital gains paid to residents of low-tax jurisdictions as of February 2004.

          In accordance with Law No. 9,959, non-Brazilian holders of ADSs or preferred shares who are residents of tax havens have been excluded from the tax incentives granted to holders of ADSs and investors under Resolution No. 2,689 since January 1, 2000 and are subject to the same tax treatment applicable to holders that are residents of or domiciled in Brazil.

2. Other Brazilian Taxes

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

          In addition to the IOF tax, a second, temporary tax that applies to the removal of funds from accounts at banks and other financial institutions, the CPMF tax, will be imposed on distributions in respect of ADSs at the time these distributions are converted into U.S. dollars and remitted abroad by the Custodian. The CPMF tax is due to expire on December 31, 2007. It is currently imposed at a rate of 0.38%. Transactions conducted through the Brazilian stock exchanges in current accounts specified for stock exchange transactions have been exempt from the CPMF tax since July 13, 2002. Additionally, as of August 2004, Brazilian holders may elect to make investments through a special investment account, which is exempt from CPMF. In this case, the tax only applies upon the transfer of funds from the banking account to the investment account. Once deposited in this account, funds may be withdrawn without the CPMF. However, funds deposited in the investment account must only be used for investments.

U.S. Federal Income Tax Considerations

          The following discussion is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our preferred shares or our ADSs by U.S. Holders, as defined below. This summary is based on the Internal Revenue Code of 1986, as amended (referred to herein as the “Code”), final, temporary and proposed Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect), and to different interpretations. It is also based in part on representations by the depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. This discussion deals only with preferred shares and ADSs held as capital assets (generally, for investment purposes). It does not discuss all of the tax consequences that may be relevant to a U.S. Holder in light of the U.S. Holder’s particular circumstances or to U.S. Holders subject to special rules, such as financial institutions, insurance companies, tax-exempt entities, dealers in securities or foreign currencies, partnerships and other pass-through entities, investors liable for the alternative minimum tax, persons who hold preferred shares or ADSs as part of an integrated investment (including a hedge, straddle or conversion transaction) comprised of a preferred share or ADS and one or more other positions for tax purposes, persons whose functional currency is not the U.S. dollar or persons who actually or constructively own (directly or indirectly) 10% or more of our voting stock or persons who acquired preferred shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation. Holders of preferred shares or ADSs should consult their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

               As used herein, the term “U.S. Holder” means a beneficial owner of preferred shares or ADSs that is, for U.S. federal income tax purposes, (1) a citizen or individual resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or of any political subdivision thereof or (3) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. The U.S. federal income tax treatment of a partner in a partnership that holds our preferred shares or ADSs will depend on the status of the partner and the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

          THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS INTENDED FOR GENERAL INFORMATION PURPOSES ONLY. PROSPECTIVE PURCHASERS OF PREFERRED SHARES OR ADSs ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING OR DISPOSING OF PREFERRED SHARES OR ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

General

          In general, for U.S. federal income tax purposes, holders of American depositary receipts evidencing ADSs will be treated as the beneficial owners of the preferred shares represented by those ADSs. Deposits and withdrawals of preferred shares in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

          The U.S. Treasury Department has expressed concerns that parties to whom depositary shares such as the ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of the ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Brazilian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by future actions taken by the U.S. Treasury.

Taxation of Dividends

          Distributions made by us of cash or property (including distributions of interest on capital) generally will constitute a taxable dividend to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The full amount of any dividend paid in respect of our preferred shares or ADSs (including the amount of Brazilian withholding taxes imposed on such dividend) will be included in the gross income of a U.S. Holder, as ordinary income from sources outside the United States, at the time that the dividend is received by the U.S. Holder, in the case of our preferred shares, or by the depositary, in the case of ADSs. If a distribution made by us exceeds our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, such excess will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our preferred shares or ADSs, and thereafter as capital gain.

               The amount of any dividend paid in reais generally will be measured by reference to the spot rate for converting reais into U.S. dollars in effect on the date that the dividend is received by the U.S. Holder, in the case of our preferred shares, or by the depositary, in the case of ADSs. A U.S. Holder may recognize foreign currency gain or loss, which would be treated as ordinary gain or loss, upon a subsequent conversion of reais into U.S. dollars. U.S. Holders should consult their own tax advisors regarding the calculation and U.S. federal income tax treatment of foreign currency gain or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Brazilian taxes. Dividends paid by us will be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

          Subject to certain exceptions for short-term and hedged positions, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The ADSs are listed on the New York Stock Exchange, and may qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable.

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

          Subject to certain limitations and restrictions, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder will be entitled to a foreign tax credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Brazilian income taxes withheld by us. The limitation on foreign taxes eligible for credit is determined separately with respect to specific classes of income. For this purpose, dividends paid by us with respect to our preferred shares or ADSs will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” from sources outside the United States. The rules relating to the calculation of foreign tax credits and the applicable limitations are complex. U.S. Holders should consult their own advisors concerning the implications of the foreign tax credit rules in light of their particular circumstances.

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

Back to Contents

Passive Foreign Investment Company Rules

          We believe that we will not be considered a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes. However, because the determination of whether the preferred shares or ADSs constitute shares of a PFIC will be based upon the composition of our income and assets, and entities in which we hold a 25% interest, from time to time, there can be no assurance that the preferred shares or ADSs will not be considered shares of a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held a preferred share or ADS, certain adverse consequences could apply to the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply to a U.S. Holder and additional tax form filing requirements. U.S. Holders are urged to consult their tax advisors regarding the consequences to them if we were considered to be a PFIC, as well as the availability and advisability of making an election to avoid the adverse United States federal income tax consequences of PFIC status should we be classified as a PFIC for any taxable year. Moreover, dividends on our ADSs would no longer be “qualified dividend income” subject to preferential rates of U.S. federal income tax, as described above. Based on our operations and business plans, we do not believe that we are currently a PFIC and do not expect to become a PFIC in the foreseeable future.

Information Reporting and Backup Withholding

          Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability, if any, and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

          U.S. HOLDERS AND PROSPECTIVE PURCHASERS OF OUR PREFERRED SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE BRAZILIAN, U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR PREFERRED SHARES OR ADSs BASED UPON THEIR PARTICULAR CIRCUMSTANCES.

F.       Dividends and Paying Agents

           Not applicable.

G.     Statement of Experts

           Not applicable.

H.     Documents on Display

          We are subject to the information requirements of the Exchange Act (“Securities Exchange Act of 1934, as amended, or the Exchange Act”), except that, as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the Commission. Reports and other information filed or furnished by us with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission’s Regional Offices at 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may also inspect these reports and other information at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed.

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

          We have entered into derivative instruments, such as foreign currency swaps, to manage the exchange rate risk. We do not hold or issue derivative or other financial instruments for trading purposes.

Exchange Rate Risk

          The principal foreign exchange rate risk faced by us arises from our U.S. dollar-denominated indebtedness. At December 31, 2004, we had U.S.$18.9 million of indebtedness and U.S.$19.5 million of other liabilities denominated in U.S. dollars. Our revenues are earned almost entirely in reais and we have no material U.S. dollar-denominated assets, except for our hedge contracts. At December 31, 2004, all of our U.S. dollar-denominated indebtedness and other foreign exchange liabilities were covered by long positions in derivative agreements. Under those derivative agreements, our subsidiaries’ U.S. dollar-denominated obligations are swapped for real-denominated obligations bearing interest at rates linked to the Certificado de Depósito Interfinanceiro (Interbank Deposit Certificate), or CDI. As such, on December 31, 2004, all of our U.S. dollar fixed- and floating-rate loans are converted to floating-rate loans through our derivative transactions. In addition, 100% of our other U.S. dollar liabilities, such as liabilities with suppliers and management fees, were also covered by derivative agreements. At December 31, 2004, we recorded financial expense from foreign currency derivative transactions of R$31.7 million against financial income from monetary and foreign exchange variations of approximately R$4.8 million.

          Our foreign currency-denominated debt produced a gain of R$4.8 million in 2004, a gain of R$61.5 million in 2003 and a loss of R$112.3 million in 2002. This was offset by our derivatives, which produced a loss of R$31.7 million in 2004, a loss of R$112.3 million in 2003 and a gain of R$221.0 million in 2002. The unrealized costs, net of unrealized gains on foreign exchange derivatives contracts was R$13.0 million and R$10.8 million at December 31, 2004 and 2003 respectively. At December 31, 2002, the unrealized gain, net of unrealized costs on foreign exchange derivatives contracts was R$137.7 million.

          The potential loss to us over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 1000 basis points in the foreign exchange applicable to financial assets and liabilities at December 31, 2004 would be approximately R$13.7 million. On the other hand, our derivative instruments would have a gross gain of R$15.6 million. The net gain would be R$1.9 million. Exchange rate sensitivity analysis was made by applying a 10% change to the Brazilian Central Bank exchange rate at December 31, 2004 of R$2.6544 to U.S.$1.00, which would represent a devaluation of the real of R$0.2654. We then assumed that this unfavorable currency move would be sustained from December 31, 2004 through December 31, 2005. The foreign exchange loss that affects financial expenses was calculated by applying such devaluation to our indebtedness and foreign exchange purchase commitments (essentially handset purchases), net of derivative instruments.

Back to Contents

Interest Rate Risk

          We are exposed to interest rate risk as a result of an investment of cash and cash equivalents, mainly in short-term real-denominated instruments. At December 31, 2004, this amount totaled R$353.9 million.

          Additionally, we are exposed to interest rate risk as a consequence of our floating rate debt in U.S. dollars and due to the nature of our derivative agreements, whereby our U.S. dollar-denominated obligations are swapped into real-denominated obligations bearing interest linked to the CDI. At December 31, 2004, we had R$50.3 million in loans and financing outstanding, of which approximately 19.9% bore interest at floating rates and 80.1% bore interest at fixed rates. We have not entered into derivative contracts or made other arrangements to hedge against this risk. Thus, if interest rates rise, then our financing expenses will probably increase. We continuously monitor interest rates to determine whether we should enter into derivative arrangements to protect against this risk.

          The potential gain to us over one year that would result from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to financial assets and liabilities at December 31, 2004 would be approximately R$1.4 million. This sensitivity analysis is based on the assumption of an unfavorable 100 basis points increase in the interest rates applicable to each homogeneous category of financial assets and liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated, and assumes the same interest rate movement within each homogeneous category, such as U.S. dollars. As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

          Interest rate sensitivity analysis was made by applying a 10% increase to all floating-rate-denominated debt, assuming that the different indexes (CDI and LIBOR) would all rise by 10% instantaneously at December 31, 2004 and that this unfavorable shift would continue for one year.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not applicable.

Back to Contents

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          None.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          None.

ITEM 15.     CONTROLS AND PROCEDURES

          Evaluation of disclosure controls and procedures. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. Based on that evaluation, our principal executive officer and principal financial officer have concluded that these controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion.

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

ITEM 16.     [RESERVED]

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

          As of yet, we have not appointed an “audit committee financial expert” as defined by the SEC. Because we are not required to have an “audit committee” as defined in Exchange Act Rule 10A — 3(a)(5)(A) until July 31, 2005, we have deferred the appointment and the determination thereof by our board of directors until such date.

ITEM 16B.     CODE OF ETHICS

          In June, 2003, we approved a code of ethics to regulate the conduct of our senior financial officers. Our code of ethics deals with the following issues:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the CVM and/or the SEC and in other public communications made by us;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of violations of the code to the Internal Audit Officer who, after review, has to report them to the CEO and CFO; and

•	accountability for adherence to the code.

          A copy of this document is available on our website (www.vivo.com.br).

          There have been no waivers to our code of ethics in 2004.

Back to Contents

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

          Deloitte Touche Tohmatsu Auditores Independentes, or DTT, acted as our independent auditor for the fiscal years ended December 31, 2004 and 2003. The chart below sets forth the total amount billed to us by DTT for services performed in the years 2004 and 2003, and breaks down these amounts by category of service:

	For Year ended December 31,

	2004	2003

	(in thousands of reais)
Audit Fees	489.6	445.2
Audit-Related Fees	81.9	—
Tax Fees	15.0	221.3
All Other Fees	—	—
Total	586.5	666.5

Audit Fees

          Audit Fees are the aggregate fees billed by Deloitte Touche Tohmatsu Auditores Independentes for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

          Audit-related fees are fees charged by Deloitte for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements.

Tax Fees

          Tax fees in 2004 and 2003 were related to services for tax compliance.

Pre-Approval Policies and Procedures

          The audit committee approves all audit, audit-related services, tax services and other services provided by Deloitte Touche Tohmatsu Auditores Independentes. Any services provided by Deloitte Touche Tohmatsu Auditores Independentes that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception before the completion of the engagement. In 2004, none of the fees paid to Deloitte Touche Tohmatsu Auditores Independentes were approved pursuant to the de minimis exception.

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

          Not required for the year ended December 31, 2004.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

          The table below shows all repurchases by us or affiliated purchases of our preferred shares during 2004(1):

Period	Total number of shares purchased	Average price paid per 1,000 shares in reais	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs

January 2004	—	—	—	—
February 2004	—	—	—	—
March 2004	—	—	—	—
April 2004	—	—	—	—
May 2004	—	—	—	—
June 2004	—	—	—	—
July 2004	—	—	—	—
August 2004	—	—	—	—
September 2004	—	—	—	20,032,186,000
October 2004	18,891,036,955	6.35 (common shares) 7.80 (preferred shares)	18,891,036,955	—
November 2004	—	—	—	—
December 2004	—	—	—	—

Total	18,891,036,955		18,891,036,955
_____________
(1)	Includes 7,332,479,000 common shares and 12,699,707,000 preferred shares.

Back to Contents

PART III

ITEM 17.     FINANCIAL STATEMENTS

          Not applicable.

ITEM 18.     FINANCIAL STATEMENTS

          See our consolidated financial statements beginning on Page F-1.

ITEM 19.     EXHIBITS

1.1	By-laws (Estatuto Social) of Tele Sudeste, as amended (English Translation).

2.1	Deposit Agreement dated as of July 21, 1998 between TSD and The Bank of New York, previously filed on Form F-6 on April 21, 2000 and incorporated herein by reference.

4.1	Authorization Term of the Personal Mobile Service entered by Anatel and Telerj (English translation), incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2002, filed on June 24, 2003.

4.2	Authorization Term of the Personal Mobile Service entered by Anatel and Telest (English translation), incorporated by reference to our annual report Form 20-F for the fiscal year ended December 31, 2002 filed on June 24, 2003.

6.1	Statement regarding computation of per share earnings (incorporated by reference to note 35(i) to our audited consolidated financial statements included elsewhere in this annual report).

8.1	List of subsidiaries.

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Back to Contents

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

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE THREE YEARS IN THE PERIOD ENDED
DECEMBER 31, 2004, 2003 AND 2002

Back to Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Tele Sudeste Celular Participações S.A.:

Rio de Janeiro, Brazil:

(1)	We have audited the accompanying consolidated balance sheets of Tele Sudeste Celular Participações S.A. and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in financial position and changes in shareholders’ equity for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

(2)	We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

(3)	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tele Sudeste Celular Participações S.A. and subsidiaries as of December 31, 2004 and 2003, the results of their operations and the changes in their financial position and in shareholders’ equity for each of the three years in the period ended December 31, 2004, in conformity with accounting practices adopted in Brazil.

(4)	Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

(5)	Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The consolidated statements of cash flows for each of the three years in the period ended December 31, 2004 are presented for purposes of additional analysis and are not a required part of the basic financial statements under accounting practices adopted in Brazil. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

(6)	As discussed in note 2.c, the Company changed the basis of presentation of the consolidated the financial statements from the Constant Currency Method to Brazilian Corporate Law Method in 2003.

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

São Paulo, Brazil
April 1, 2005

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais)

			December 31,

	Note		2004	2003

Current assets:
Cash and cash equivalents	12		353,906	382,473
Trade accounts receivable, net	13		407,748	345,688
Deferred income taxes	10		73,559	112,111
Recoverable taxes	14		254,394	157,464
Inventories	15		131,578	51,349
Advances to suppliers			7,997	1,810
Derivative contracts	24	.b	1,477	1,237
Prepaid expenses	16		37,298	27,143
Other current assets	17		79,919	65,428

Total current assets			1,347,876	1,144,703

Noncurrent assets:
Tax incentives investments			1,479	1,479
Deferred income taxes	10		186,430	183,962
Recoverable taxes	14		75,722	70,150
Derivative contracts	24	.b	—	7,632
Prepaid expenses	16		15,416	12,372
Other noncurrent assets	17		7,582	5,337

Total noncurrent assets			286,629	280,932

Permanent assets:
Investments			499	409
Property, plant and equipment, net	18	.a	1,263,569	1,398,014
Deferred assets, net			513	615

Total permanent assets			1,264,581	1.399,038

Total assets			2,899,086	2,824,673

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais)

			December 31,

	Note		2004	2003

Current liabilities:
Payroll and related accruals	19		28,197	27,030
Accounts payable and accrued expenses	20		564,917	426,248
Taxes payable	21		67,722	44,020
Dividends payable	22		37,708	50,723
Loans and financing	24		50,250	165,802
Reserve for contingencies	25		61,055	52,079
Derivative contracts	24	.c	14,512	19,629
Other current liabilities	23		56,858	58,308

Total current liabilities			881,219	843,839

Noncurrent liabilities:
Loans and financing	24		—	53,153
Pension and other postretirement benefit plans	26		364	893
Reserve for contingencies	25		22,565	23,293
Other noncurrent liabilities	23		24,074	1

Total noncurrent liabilities			47,003	77,340

Shareholders’ equity
Capital stock	28	.a	891,460	778,838
Capital reserves	28	.b	206,934	293,424
Income reserves	28	.c	235,207	193,969
Retained earnings			637,132	637,132

Total shareholders’ equity			1,970,733	1,903,363

Funds for capitalization:			131	131

Shareholder’s equity and funds for capitalization			1,970,864	1,903,494

Total liabilities and shareholders’ equity and funds for capitalization			2,899,086	2,824,673

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(In thousands of Brazilian reais, except earnings per thousand shares data)

			Years ended December 31,

	Note		2004	2003	2002

Net operating revenue	4		1,927,027	1,892,451	1,847,631
Cost of services and goods sold	5		(1,112,460)	(1,052,487)	(981,741)

Gross profit			814,567	839,964	865,890

Operating income (expenses):
Selling	6	.a	(508,461)	(387,466)	(392,482)
General and administrative	6	.b	(187,832)	(224,408)	(229,947)
Other, net	7		16,981	13,309	(16,954)

Operating income before financial expense			135,255	241,399	226,507

Financial income (expense), net	8		5,727	(15,017)	(15,112)

Operating income			140,982	226,382	211,395

Nonoperating expenses, net	9		(1)	(8,535)	(1,202)

Income before income tax and social contribution tax			140,981	217,847	210,193

Income and social contribution taxes	10		(48,103)	(61,610)	(69,817)

Net income			92,878	156,237	140,376

Shares outstanding at December 31 (thousands)			449,009,994	432,598,218	414,006,458

Earnings per thousand shares (Brazilian reais)			0.21	0.36	0.34

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(In thousands of Brazilian reais)

		Capital Reserves		Income Reserves

	Share Capital	Tax Incentives	Special Premium Reserve	Legal Reserve	Reserve For Expansion and Modernization	Treasury Stock	Retained Earnings	Total

Balance at December 31, 2001	595,722	3,577	464,843	35,239	—	(764)	637,132	1,735,749

Treasury shares canceled – Extraordinary Shareholders' Meeting on April 02, 2002	(764)	—	—	—	—	764	—	—
Capital increase – Board of Directors Meeting on April 29, 2002	90,363	—	(90,363)	—	—	—	—	—
Fiscal incentives	—	12	—	—	—	—	—	12
Unclaimed dividends at holding Company	—	—	—	—	—	—	4,187	4,187
Consolidation adjustments:
Tax incentives	—	—	—	—	—	—	94	94
Unclaimed dividends at subsidiaries	—	—	—	—	—	—	3,146	3,146
Net income	—	—	—	—	—	—	140,376	140,376
Appropriations:
Transfer to legal reserve.	—	—	—	7,181	—	—	(7,181)	—
Transfer to expansion reserve	—	—	—	—	36,743	—	(36,743)	—
Proposed dividends	—	—	—	—	—	—	(90,379)	(90,379)
Interest on shareholders´ equity	—	—	—	—	—	—	(11,475)	(11,475)
Income tax on interest on shareholders’ equity	—	—	—	—	—	—	(2,025)	(2,025)

Balance at December 31, 2002	685,321	3,589	374,480	42,420	36,743	—	637,132	1,779,685

Capital increase – Board of Directors Meeting on March 31, 2003	93,517	—	(93,517)	—	—	—	—	—
Unclaimed dividends at holding Company	—	—	—	—	—	—	1,525	1,525
Consolidation adjustments:
Tax incentives	—	—	—	—	—	—	288	288
Unclaimed dividends at subsidiaries	—	—	—	—	—	—	401	401
Adjustment of Premium reserve	—	—	8,872	—	—	—	—	8,872
Net income for the year	—	—	—	—	—	—	156,237	156,237
Appropriations:
Transfer to legal reserve	—	—	—	7,846	—	—	(7,846)	—
Transfer to expansion reserve	—	—	—	—	106,960	—	(106,960)	—
Proposed dividends	—	—	—	—	—	—	(1,145)	(1,145)
Interest on shareholders´ equity	—	—	—	—	—	—	(36,125)	(36,125)
Income tax on interest on shareholders’ equity	—	—	—	—	—	—	(6,375)	(6,375)

Balance at December 31, 2003	778,838	3,589	289,835	50,266	143,703	—	637,132	1,903,363
Capital increase – Board of Directors Meeting on March 31, 2004	112,622	—	(86,490)	—	(26,132)	—	—	—
Net income for the year	—	—	—	—	—	—	92,878	92,878
Appropriations:
Transfer to legal reserve	—	—	—	4,644	—	—	(4,644)	—
Transfer to expansion reserve	—	—	—	—	62,726	—	(62,726)	—
Proposed dividends	—	—	—	—	—	—	(2,508)	(2,508)
Interest on shareholders´ equity	—	—	—	—	—	—	(23,000)	(23,000)

Balance at December 31, 2004	891,460	3,589	203,345	54,910	180,297	—	637,132	1,970,733

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(In thousands of Brazilian reais)

	Years ended December 31

	2004	2003	2002

SOURCES OF FUNDS:
From operations:
Net income	92,878	156,237	140,376
Items not affecting working capital:
Depreciation and amortization	393,681	436,934	377,682
Interest and exchange variations on noncurrent items	1,533	(11,148)	111,043
Gains on derivative contracts	272	—	—
Reserve for contingencies	(728)	3,205	16,937
Net book value of permanent asset disposals	711	698	535
Reserve for pension and other postretirement benefit plans	(529)	—	—
Shared system depreciation apportionment	5,778	4,950	—

Total from operations	493,596	590,876	646,573

From third parties:

Tax incentives	—	288	106
Transfer from noncurrent assets to current assets	—	97,237	—
Premium reserve adjustment – restructuring	—	8,872	—
Unclaimed dividends	—	1,925	7,333

Total sources	493,596	699,198	654,012

USES OF FUNDS:
Increase in noncurrent assets	—	—	8,490
Additions to investments	90	76	83
Additions to property, plant and equipment	241,341	254,943	370,883
Addition to deferred assets	212	1,210	—
Transfer from noncurrent to current assets	5,644	—	—
Transfer from long-term to current liabilities	55,008	196,928	167,378
Interest on shareholders’ equity and dividends	25,508	43,645	103,879

Total uses	327,803	496,802	650,713

INCREASE IN WORKING CAPITAL	165,793	202,396	3,299

REPRESENTED BY:
CURRENT ASSETS AT YEAR END	1,347,876	1,144,703	830,226
CURRENT LIABILITIES AT YEAR END	(881,219)	(843,839)	(731,758)

Working capital at year end	466,657	300,864	98,468
Working capital at beginning of the year	300,864	98,468	95,169

INCREASE IN WORKING CAPITAL	165,793	202,396	3,299

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(In thousands of Brazilian reais)

	Years ended December 31,

	2004	2003	2002

Operating activities:
Net income	92,878	156,237	140,376
Depreciation and amortization	393,681	436,934	377,682
Shared-system depreciation apportionment	5,778	4,950	—
Monetary/exchange variation loans and financing	564	(39,494)	189,088
Loss (gains) on permanent asset disposals	—	180	196
Provision for loss on tax incentives investments	—	7,917	—
Fiscal incentive investment credits	(90)	—	—
Provision for doubtful accounts	35,693	40,239	96,810
Increase in customer accounts receivable	(97,753)	(146,788)	(61,938)
(Increase) decrease in taxes receivable	(20,408)	72,768	39,763
(Increase) decrease in other current assets	(111,062)	9,568	(4,058)
(Increase) decrease in other noncurrent assets	(5,289)	(61,677)	16,266
(Increase (decrease) in derivative contracts	32,096	148,458	(141,998)
Increase in payroll and related accruals	1,167	6,829	10,331
Increase in accounts payable and accrued expenses	138,669	45,648	84,222
Decrease in taxes other than income taxes	(33,114)	(27,220)	(49,310)
Increase (decrease) in other current liabilities	(4,896)	1,547	19,662
Increase (decrease) in accrued interest	(9,250)	59,165	9,938
Increase (decrease) in income taxes payable	10,807	—	(697)
Increase in reserve for contingencies	8,248	27,370	28,476
Increase (decrease) in pension and other post-retirement benefit Plans	(529)	(5,231)	2,101

Net cash provided by operating activities	437,190	737,400	756,910

Investing activities:
Additions to property, plant and equipment	(241,341)	(254,943)	(370,883)
Additions to deferred charges	(212)	(1,210)	—
Proceeds from asset disposals	711	518	339

Net cash used in investing activities	(240,842)	(255,635)	(370,544)

Financing activities:
Loans repaid	(160,020)	(200,124)	(246,502)
Net settlement on derivatives contracts	(29,821)	—	—
New loans obtained	—	7,830	—
Dividends and interest on shareholders’ equity paid	(35,074)	(16,371)	(116,252)

Net cash used in financing activities	(224,915)	(208,665)	(362,754)

Increase (decrease) in cash and cash equivalents	(28,567)	273,100	23,612

Cash and cash equivalents at beginning of year	382,473	109,373	85,761

Cash and cash equivalents at end of year	353,906	382,473	109,373

The accompanying notes are an integral part of these consolidated financial statements

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

1.	Operations and background

     a. Incorporation

     Tele Sudeste Celular Participações S.A. was formed on May 22, 1998, through the spin-off of certain assets and liabilities of Telebrás, a state-owned company which held the monopoly for the telecommunication services in Brazil, including 70.7% and 85.2% of the share capital of Telerj Celular S.A. and Telest Celular S.A., respectively. Until August 4, 1998, these Companies were controlled by the Federal Government. On July 29, 1998, the Federal Government separated Telebrás into twelve newly formed holding companies (the “New Holding Companies”) and sold to twelve buyers (the “New Controlling Shareholders”) its rights to receive shares of the New Holding Companies. In connection with this sale, the Federal Government assigned to the New Controlling Shareholders substantially all its economic and voting rights with respect to the New Holding Companies and, as a consequence, effective August 4, 1998 the New Controlling Shareholders controlled the New Holding Companies.

     Tele Sudeste Celular Participações S.A. is a publicly held company whose controlling shareholders, on December 31, 2004, are Brasilcel N.V. (51.61% of the total capital stock) and Sudestecel Participações S.A. (24.27% of the total capital stock), Tagilo Participações Ltda. (10.80% of the total capital stock) and Avista Participações Ltda. (4.21% of the total capital stock). Sudestecel, Tagilo and Avista are wholly owned subsidiaries of Brasilcel N.V.

     Brasilcel N.V. is owned by Telefónica Móviles S.A. (50.00% of total capital), PT Móveis Serviços de Telecomunicaçöes, SGPS, S.A. (49.999% of total capital) and Portugal Telecom, SGPS, S.A. (0.001% of total capital).

     b. Business and regulatory environment

     On December 31, 2004, Tele Sudeste Celular Participações S.A (the “Holding Company,” or together with its subsidiaries, the “Company” ) holds 100% of the capital of Telerj Celular S.A. (“Telerj”) and Telest Celular S.A (“Telest”), collectively the “Subsidiaries” which are providers of cellular telecommunications services in the States of Rio de Janeiro and Espírito Santo, respectively, and are also engaged in related activities required or useful for the performance of these services, in conformity with concessions and authorizations granted to them.

     The authorizations granted to Telerj and Telest shall be in force up to November 30, 2005 and November 30, 2008, respectively, and may be renewed once for a 15- year term by means of the payment of a rate of approximately 1% of the respective operators annual revenues.

     As of July 6, 2003, the operators implemented the Carriers Selection Code (Código de Seleção da Prestadora) (CSP), by which customers may choose their carrier for national and international long distance services, in compliance with the rules of Personal Mobile Service (Serviço Móvel Pessoal), or SMP. The subsidiaries no longer receive revenue from national and international long distance calls and shift; instead, they receive interconnection fees for the use of their network on these calls.

     The Subsidiaries’ activities, including the services that they may provide and the tariffs they may charge, are regulated by Agência Nacional de Telecomunicaçöes (“Anatel”), the regulatory authority for the Brazilian telecommunications industry pursuant to Law No. 9,472 of July 16, 1997 and relevant regulations, decrees, decisions and complementary plans.

     In June 2004, Anatel approved the purchase by Brasilcel of all the shares of Sudestecel Participações S.A. held by NTT DoCoMo, Inc.and Itochu Corporation. These two companies are thus no longer shareholders of the group.

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

2.	Presentation of the financial statements

a.	Presentation of consolidated financial statements as of and for the years ended December 31, 2004, 2003 and 2002

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

The corporate law method provided a simplified methodology for accounting for the effects of inflation until December 31, 1995. It consisted of restating permanent assets (property, plant and equipment, investments and deferred charges and shareholder’s equity accounts using indexes mandated by the Federal Government. The net effect of these restatements was credited or charged to the statement of operations in a single caption, usually entitled “Monetary correction adjustments” or “Inflation adjustments”.

(ii)	The Constant Currency Method

Under the Constant Currency Method, all historical Brazilian real amounts in the financial statements and notes thereto are expressed in constant purchasing power as of latest balance sheet date, in accordance with standards prescribed by the CVM for publicly traded entities. Under the Constant Currency Method, financial statement are adjusted for inflation up to December 31, 2000.

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

     In periods prior to the year ended December 31, 2003, the Company had prepared its financial statements for presentation in the United States in accordance with the Constant Currency Method. In order to conform the financial statements for the use of its shareholders in the United States to the same basis used in the primary market in Brazil, the Company elected to present its financial statements commencing in the year ended December 31, 2003 in accordance with BR CL.

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

d.	Summarized financial information for the year ended December 31, 2002 under Constant Currency Method

     The following is summarized condensed financial information previously reported using the Constant Currency Method:

December 31, 2002

Statement of operations
Net operating revenue	1,847,631
Cost of goods and services sold	(1,110,522)

Gross profit	737,109
Income before taxes and minority interest	110,197

Net income for the year	74,378

Reconciliation of net income between BR CL and the Constant Currency Method is as follows:

December 31, 2002

Net income according to BR CL	140,376
(-) Realization of assets (depreciation, amortization and write-offs)	(99,997)
(+) Reversal of deferred taxes	33,999

(=) Net income according to the Constant Currency Method	74,378

e.	Principles of consolidation

     These consolidated financial statements include the accounts operations of the Holding Company, Telerj and Telest as of December 31, 2004 and 2003 and for the three years in the period ended December 31, 2004. All inter-company balances and transactions have been eliminated on consolidation.

f.	Reclassifications’

     Certain reclassifications have been made to the prior periods to conform to the 2004 presentation.

3.	Summary of principal accounting policies

a.	Cash and cash equivalents

     Are considered to be all available balances in cash and banks and highly liquid temporary cash investments, stated at cost, plus accrued interest to the balance sheet date, with original maturity dates of three months or less.

b.	Trade accounts receivable

     Accounts receivable from cellular subscribers are calculated at the tariff rate on the date the services were rendered. Trade accounts receivable, net also include services provided to customers up to the balance sheet date, but not yet invoiced, as well as the accounts receivable from the sale of handsets and accessories.

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

c.	Provision for doubtful accounts

     Provision is made for trade accounts receivable whose recoverability is not considered probable.

d.	Foreign currency transactions

     Transactions denominated in foreign currencies are recorded at the prevailing exchange rate at the date of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Resulting gains and losses related to exchange variations on foreign currency denominated assets and liabilities are recognized in the statements of operations, as part of financial expense, net.

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

     Property, plant and equipment are stated at acquisition or construction cost less accumulated depreciation, restated for inflation until December 31, 1995. Cost incurred for maintenance and repair that increase installed capacity or useful life are capitalized. Other maintenance and repair costs are charged to income as incurred. Depreciation is calculated using the straight-line method based on the estimated useful lives of the underlying assets. Depreciation rates are shown in Note 18(b).

     The present value of costs to be incurred to disassemble towers and equipment in leased property is capitalized and amortized over the related equipment’s useful life, not to exceed the term of lease agreements.

     Through 1998, capitalized interest was calculated at a rate of 12% per annum on construction-in-progress. In 2003 and 2002, the Company capitalized interest on construction-in-progress using the specific interest rates of the loans that financed the construction-in-progress. The Company did not capitalize interest in 2004.

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

     Income and social contribution taxes are calculated and recorded based on the tax rates in effect on the balance sheet date, on an accrual basis. Deferred income taxes attributable to temporary differences and loss carryforwards are recorded as deferred tax assets or liabilities when it is more likely than not that the assets will be realized.

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

k.	Loans and financing

     Loans and financing are updated for monetary and/or exchange variations and include accrued interest to the balance sheet date.

l.	Fistel fee

     Fistel (Telecommunication Inspection Fund) fee paid at activation of subscribers are deferred and amortized over the customers’ estimated retention period, equivalent to 24 months.

m.	Reserve for contingencies

     A reserve is recorded based on the opinion of management and the Company’s external legal counsel relating to cases in which the likelihood of an unfavorable outcome is considered probable.

n.	Pension and postretirement benefits

     The Subsidiaries, together with other companies of the Brazilian Telecommunications System, sponsor a private pension entity (SISTEL) to manage the pension funds (defined benefit and defined contribution) and other postretirement benefits to their employees. Actuarial liabilities are determined using the projected unit credit method and plan assets are stated at fair market value. Actuarial gains and losses are recorded in income (See Note 26).

o.	Revenue recognition

     Revenue from services is recognized when the services are rendered. Billing is on a monthly basis. Unbilled revenues are estimated and recognized as revenue as the services are rendered. Revenue from the sale of prepaid cellular handset cards is deferred and recognized in income when such cards are used, based on minute usage. Revenue from the sale of handsets and accessories is recorded at the moment of the sale to the final customer. Sales made through dealers are recorded as revenue when the handsets are activated.

p.	Financial expense, net

     Represents interest earned (incurred) during the period and monetary and exchange variation resulting from financial investments and loans and financing. Gains and losses on derivative contracts are also included in financial expense, net.

q.	Derivatives

     The Company enters into certain derivative contracts to manage exposure to foreign currency exchange rate fluctuations in relation to the Brazilian real. These derivative contracts are calculated and recorded based on contractual terms and the exchange rates in effect at the balance sheet date. Resulting gains and losses, realized or unrealized, are recorded as “Financial expense, net”. Premiums paid or received in advance are deferred and amortized over the period of the respective contracts.

r.	Advertising expense

     Advertising costs are charged to expense as incurred and amounted to R$97,236, R$77,246 and R$69,360 for the years ended December 31, 2004, 2003 and 2002, respectively.

s.	Employees’ profit sharing

     Accruals are made to recognize the estimated expenses for employee’s profit sharing, for which payment is subject to approval at the annual Shareholders’ Meeting.

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

t.	Earnings per thousand shares

     Earnings per thousand shares are calculated based on the number of shares outstanding at the balance sheet date.uv.Segment information

     The Subsidiaries operate solely in one segment for local and regional cellular telecommunications. All revenues are generated in relation to services provided in or routed through the states of Rio de Janeiro and Espírito Santo.

u.	Use of estimates

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

4.	Net operating revenue

	Years ended December 31,

	2004	2003	2002

Monthly subscription charges	138,599	198,496	281,613
Usage charges	1,101,634	1,017,834	858,877
Roaming charges	—	12,390	23,950
Additional charges per call	26,118	47,237	43,146
Interconnection	792,513	809,860	795,067
Other services and data services	60,928	46,067	15,579

Gross operating revenue from services	2,119,792	2,131,884	2,018,232
Value-added tax on services and goods sold – ICMS	(388,919)	(385,108)	(297,709)
PIS and COFINS	(76,597)	(77,588)	(73,480)
Service tax – ISS	(834)	(79)	—
Discounts granted	(48,921)	(23,236)	(30,050)

Net operating revenue from services	1,604,521	1,645,873	1,616,993

Goods sold (handsets and others)	584,077	394,577	348,635
Value-added tax on services and goods sold – ICMS	(49,545)	(33,493)	(35,527)
PIS and COFINS	(37,407)	(15,167)	(10,933)
Discounts granted	(119,064)	(74,961)	(51,063)
Returns of goods	(55,555)	(24,378)	(20,474)

Net operating revenue from goods sold (handsets and others)	322,506	246,578	230,638

Net operating revenue	1,927,027	1,892,451	1,847,631

There are no customers which contributed more than 10% of gross operating revenue during the years ended December 31, 2004 and 2003, except for Telemar Norte Leste S.A. Telemar Norte Leste S.A. a fixed line service provider and contributed approximately 21%, 23% and 26% of total gross revenue for the years ended on December 31, 2004, 2003 and 2002, respectively, mainly in relation to interconnection.

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

5.	Cost of services and goods sold

	Years ended December 31,

	2004	2003	2002

Depreciation and amortization,	(272,687)	(325,786)	(288,519)
Products sold	(529,864)	(367,833)	(325,542)
Interconnection/ interlinks	(80,958)	(128,657)	(130,846)
Leased lines	(55,383)	(74,764)	(84,332)
Outside services	(47,996)	(32,590)	(33,139)
Taxes and contributions,	(61,759)	(59,616)	(60,624)
Rent, insurance and condominium fees	(43,913)	(44,013)	(40,493)
Personnel	(18,784)	(17,207)	(16,040)
Other	(1,116)	(2,021)	(2,206)

	(1,112,460)	(1,052,487)	(981,741)

6.	Operating (expenses):

a. Selling

	Years ended December 31,

	2004	2003	2002

Outsourced services (i)	(321,374)	(221,595)	(183,708)
Provision for doubtful accounts,	(35,693)	(40,239)	(96,811)
Personnel	(54,668)	(48,734)	(51,198)
Depreciation	(75,598)	(61,295)	(47,131)
Rent, insurance and condominium fees	(9,704)	(11,139)	(9,789)
Supplies	(9,008)	(3,295)	(3,211)
Taxes and contributions	(538)	(381)	(360)
Other	(1,878)	(788)	(274)

	(508,461)	(387,466)	(392,482)

(i) Outsourced services include advertising in the amount of R$97,236 (R$77,246 in 2003 and R$69,360 in 2002).

b. General and administrative

	Years ended December 31,

	2004	2003	2002

Outsourced services	(72,109)	(97,845)	(118,125)
Depreciation	(45,082)	(49,258)	(42,032)
Personnel	(48,533)	(54,751)	(42,370)
Rent, insurance and condominium fees	(13,223)	(13,949)	(11,408)
Taxes and contributions	(1,279)	(2,923)	(8,057)
Supplies	(5,488)	(4,328)	(3,837)
Other	(2,118)	(1,354)	(4,118)

	(187,832)	(224,408)	(229,947)

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

7.	Other operating income (expense), net
	Years ended December 31,

	2004	2003	2002

Income
Fines	9,405	9,816	10,175
Recovered expenses	13,819	27,470	6,344
Reimbursement of shared costs	4,540	3,066	703
Other	35,623	17,177	17,930
Expense
Reserve contingencies	(18,157)	(20,467)	(28,527)
Taxes other than income taxes	(18,525)	(15,891)	(17,376)
Amortization of pre-operational expenses	(314)	(595)	—
Other	(9,410)	(7,267)	(6,203)

	16,981	13,309	(16,954)

8.	Financial income (expense), net
	Years ended December 31,

	2004	2003	2002

Financial income
Interest income	78,122	82,114	42,674
Monetary/exchange variation on assets	18,185	70,477	5,708
PIS and COFINS on financial income	(5,696)	(6,103)	(1,094)

Total	90,611	146,488	47,288

Financial expenses
Interest expense	(39,741)	(40,215)	(39,612)
Monetary/exchange variation on liabilities	(13,416)	(8,949)	(243,798)
Derivative contracts, net	(31,727)	(112,341)	221,010

Total	(84,884)	(161,505)	(62,400)

Financial income (expense), net	5,727	(15,017)	(15,112)

     In 2003 and 2002, financial expense is presented net of capitalized interest during the year in the aggregate amount of R$40,443 and R$30,411, respectively. No interest was capitalized during the year ended December 31, 2004.

9.	Nonoperating expense, net
	Years ended December 31,

	2004	2003	2002

Loss on permanent asset disposals	—	(180)	(196)
Provision for loss on tax incentive investments	—	(7,917)	—
Other	(1)	(438)	(1,006)

	(1)	(8,535)	(1,202)

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

10.	Income and social contribution taxes

     Brazilian income taxes comprise federal income tax and the social contribution tax. For the three-year period ended December 31, 2004, the income tax rate was 25% and the social contribution tax rate was 9%. Deferred income tax assets and liabilities related to temporary differences and tax loss carryforwards were calculated at the tax rate of 34%.

     The composition of income tax expense is as follows:

	Years ended December 31,

	2004	2003	2002

Current tax expense	(109,195)	(62,647)	(2,733)
Deferred income tax benefit (expense)	61,092	1,037	(67,084)

Total	(48,103)	(61,610)	(69,817)

     The following is a reconciliation of the reported income tax expense and the amount calculated by applying the combined statutory tax rates of 34% in 2004, 2003 and 2002:

	Years ended December 31,

	2004	2003	2002

Income before taxes as reported in the accompanying financial statements	140,981	217,847	210,193

Taxes charged at the combined statutory rate	(47,934)	(74,068)	(71,466)
Permanent additions:
Non-deductible expenses	(5,498)	(27)	(347)
Other	(2,514)	(2,005)	(2,652)
Permanent exclusions:
Interest on shareholders’ equity (Note 28)	7,820	14,450	4,590
Other	23	40	58

Income and social contribution taxes as reported in the accompanying financial statements	(48,103)	(61,610)	(69,817)

Effective rate	34.12%	28.3%	33.2%

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

          The composition of deferred tax assets is as follows:

	Years ended December 31,

	2004	2003

Deferred tax assets:
Tax credit on amortization of goodwill (Note 27)	73,608	168,351
Accrual/ Allowance for:
Inventory obsolescence	4,789	9,877
Contingencies	28,431	25,626
Doubtful accounts	13,644	10,773
Rewards program	5,744	6,718
Income tax and social contribution tax losses carryfowards	97,920	41,862
Accelerated depreciation	22,111	17,344
Other	13,742	15,522

Total	259,989	296,073

Current	73,559	112,111
Noncurrent	186,430	183,962

Deferred taxes have been recorded as it is more likely than not that they will be realized, as follows:

a)	Tax carryforwards, mainly from the Subsidiaries, will be compensated up to a limit of 30% limit of the tax basis for upcoming years. The Company estimates based on projected future taxable income that these tax carryforwards will be recovered within 4 years.

b)	Tax credits from corporate restructuring – represented by the balance of goodwill net of the equity maintenance reserve (see Note 27) – will be realized in the same proportion as the amortization of goodwill by the Subsidiaries.

c)	Temporary differences: The realization of temporary differences will occur by payment of provisions, the effective loss on allowance for doubtful accounts or provision for obsolescence.

11.	Supplemental cash flow informaton
	2004	2003	2002

Income and social contribution tax paid	137,036	2,120	37,740
Interest paid	14,534	34,373	47,651

     Non-cash transactions:

	2004	2003	2002

Tax incentive investment credits received	—	288	106

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

12.	Cash and cash equivalents
	2004	2003

Banks	45,841	11,102
Temporary cash investments	308,065	371,371

Total	353,906	382,473

Temporary cash investments refer principally to bank deposit certificates (CDBs) which are indexed to interbank deposit (CDI) rates.

13.	Trade accounts receivable, net
	2004	2003

Unbilled services	66,058	81,573
Billed services	135,125	93,157
Interconnection	99,782	95,900
Products sold	146,913	106,743
Allowance for doubtful accounts	(40,130)	(31,685)

Total	407,748	345,688

     There are no customers who account for more than 10% of accounts receivable, net at December 31, 2004 and 2003, except for amounts receivable from Telemar Norte Leste S.A., which represent approximately 14% and 16% of trade accounts receivable, net at December 31, 2004 and 2003, respectively, mainly in relation to interconnection.

     The changes in the allowance for doubtful accounts were as follows:

	2004	2003	2002

Beginning balance	31,685	31,867	37,626
Provision	35,693	40,239	96,811
Write-offs	(27,248)	(40,421)	(102,570)

Ending balance	40,130	31,685	31,867

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

14.	Recoverable taxes
	2004	2003

Prepaid/recoverable income and social contribution taxes	174,560	141,548
Withholding income tax	22,733	14,665
Recoverable ICMS (State VAT)	70,924	59,963
Recoverable PIS and COFINS (revenue taxes paid on purchases of goods and services)	42,086	1,450
Other recoverable	2,812	1,927

Total recoverable taxes	313,115	219,553

ICMS on deferred sales	17,001	8,061

Total	330,116	227,614

Current	254,394	157,464
Noncurrent	75,722	70,150

15.	Inventories
	2004	2003

Cellular handsets and accessories	140,055	75,857
Supplies	5,610	4,542
Reserve for obsolescence	(14,087)	(29,050)

	131,578	51,349

     Reserve for obsolescence is calculated for cellular handsets which are considered to be obsolete or for slow moving inventories.

16.	Prepaid expenses
	2004	2003

Fistel fee	17,609	9,553
Rentals	8,617	8,395
Advertising	18,962	13,076
Employees benefits	2,048	1,255
Others	5,478	7,236

	52,714	39,515

Current	37,298	27,143
Noncurrent	15,416	12,372

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

17.	Other assets

	2002	2003

Judicial deposits	13,409	9,759
Advances to employees	1,762	1,485
Credit with suppliers	9,236	10,914
Related parties credits	32,430	33,669
Subsidies on handset sales	16,821	5,899
Other assets	13,843	9,039

	87,501	70,765

Current	79,919	65,428
Noncurrent	7,582	5,337

18.	Property, plant and equipment, net

a.	Composition

		2004		2003

	Cost	Accumulated Depreciation	Net Book Value	Net Book Value

Construction-in-progress	98,525	—	98,525	158,357
Automatic switching equipment	674,528	(463,774)	210,754	230,890
Transmission equipment	1,519,769	(1,085,981)	433,788	449,566
Land	4,353	—	4,353	4,353
Terminal equipment (i)	192,316	(139,042)	53,274	35,366
Buildings	33,647	(4,242)	29,405	62,699
Infrastructure	392,465	(200,495)	191,970	171,491
Software	283,024	(168,747)	114,277	154,909
Other assets	265,685	(138,462)	127,223	130,383

	3,464,312	(2,200,743)	1,263,569	1,398,014

(i)	In March 2003, the Company changed its estimate of the useful life of handsets from 24 to 18 months to better reflect the impact of usage of these assets. The effect of this change in estimate in 2003 was to increase depreciation expense by R$2,697 as compared with 2002 year.

b.      Depreciation rates

     The annual depreciation rates applied to property, plant and equipment for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003

Automatic switching equipment	14.29	14.29
Transmission equipment	14.29	14.29
Terminal equipment	66.67	66.67
Buildings	4.00	4.00
Infrastructure	4.00 – 20.00	5.00 – 20.00
	20.00	20.00
Other assets	10.00 – 20.00	0 – 20.00

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

c.      Rentals

     The Company rents equipment and premises through a number of operating leases agreements that expire at different dates. Total annual rent expense under these agreements was R$41,582, R$67,102 and R$55,565 for the years ended December 31, 2004, 2003 and 2002, respectively.The Company and the Subsidiaries lease equipment and property by means of a number of agreements with varying maturity dates. Future minimum rental payments under non-cancelable lease agreements with terms in excess of one year are as follows:

Year ending December 31,	(Unaudited) Amount

2005	38,858
2006	25,787
2007	22,161
2008	20,261
2009 and thereafter	35,141

Total minimum payments	142,208

19.	Payroll and related accruals
	2004	2003

Wages and salaries	753	76
Accrued social security charges	10,250	12,665
Accrued benefits	17,194	14,289

	28,197	27,030

20.	Accounts payable and accrued expenses
	2004	2003

Suppliers	373,166	225,142
Interconnection/connection (including related parties – Note 29))	36,680	23,947
Amounts due under SMP (including related parties – Note 29)	90,423	41,269
Technical assistance – related parties (Note 29)	51,664	126,151
Other	12,984	9,739

	564,917	426,248

21.	Taxes payable
	2004	2003

ICMS (State VAT)	27,925	20,943
Income and social contribution taxes	14,552	3,746
PIS and COFINS (taxes on operating revenues)	16,618	12,519
FISTEL fee	6,886	5,612
FUST and FUNTTEL (regulatory charges)	1,189	1,101
Other	552	99

	67,722	44,020

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

22.	Dividends payable
	2004	2003

Payable by the Company to:
Common shareholders	8,798	14,063
Preferred shareholders	13,260	23,207
Prior year dividends not claimed	15,650	13,453

	37,708	50,723

     Dividends payable as of December 31, 2004 include interest on shareholders’ equity in the amount of R$19,550, net of withholding income tax of R$3,450, (R$36,125 in 2003) and proposed dividends of R$ 2,508 (R$1,145 in 2003), which payments are subject to approval at the annual shareholders´ meeting.

     In accordance with the Company’s by-law and in conformity to the Corporate Law 6.404/76, unclaimed dividends prescribe after 3 years as of the date payments commence.

23.	Other liabilities
	2004	2003

Deferred revenues – prepaid customers	19,648	21,786
Provision loyalty program	16,894	19,760
Other liabilities – related parties	19,282	15,850
Other	25,108	913

Total	80,932	58,309

Current	56,858	58,308
Noncurrent	24,074	1

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

24.	Loans and financing

a.	Composition of Debt at December 31:

	Currency	Annual interest	Maturity	2004	2003

	(1)
Financial institutions
Citibank – OPIC	US$	3.0% p.a. + libor	Nov/2004	—	36,115
Resolution no. 2770 (i)	US$	10.8% to 11.0% p.a.	Ago/2005 to Oct/2005	30,526	80,898
Resolution 4,131 (ii)	US$	1.825% p.a.+ libor	Oct/2005 to Nov/2005	10,022	73,489
NEC do Brasil S.A. (iii)	US$	7,30% p.a.	Nov/2005	8,286	18,037
Accrued Interest				1,416	10,416

				50,250	218,955

Current				50,250	165,802
Noncurrent				—	53,153

(1) At December 31, 2004 and 2003, 1(one) US dollar has equivalent to R$2.6544 and R$2.8892, respectively.
Loans refer to financing obtained for the expansion and modernization of the cellular network.

(i) Resolutions 63 and 2770 issued by Central Bank of Brazil – enables Brazilian financial institutions to re-lend loan proceeds from international borrowings to local borrowers.

(ii) Resolution 4,131 – represents the assumption of debt originally contracted by an unrelated party and receipt of the corresponding proceeds thereof, intermediated by a Brazilian financial institution.

(iii) Loans from NEC do Brasil and Export Development Corporation of Japan refer to supplier credit for the financing of fixed assets purchased from NEC do Brasil.

b.	Derivatives

     On December 31, 2004, the Company has exchange contracts with notional amounts of US$58,834 thousand (US$126,563 thousand on December 31, 2003) to cover its obligations against exchange fluctuation. As of the date hereof, the Company recorded a net liability of R$13,035 (R$10,760 on December 31, 2003), on these contracts represented by a balance of R$1,477 in current assets (R$1,237 in current assets and R$7,632 in noncurrent assets on December 31, 2003), and of R$14,512 in current liabilities (R$19,629 on December 31, 2003).

     Under the terms of these arrangements, the Company is required to pay the counter parties the amount that the variation of the CDI (Brazilian bank certificates of deposit rate) on the notional value exceeds the variation of the U.S. dollar exchange rate. If the inverse occurs, the Subsidiaries are entitled to receive the difference from the counter parties. The gains and losses attributable to these instruments are calculated as if the contract were settled on the balance sheet date and accrued and recognized as an adjustment to financial income or expense in the period in which the change occurs.

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

25.	Reserve for contingencies

The Company is party to a number of lawsuits, with respect to labor, tax and civil claims. The Company’s management, based on external legal counsel’s opinion, has recognized a provision for those claims for which an unfavorable outcome is considered probable.

Components of the reserve are as follows:

	2004	2003

Labor claims	10,177	8,042
Civil claims	25,882	15,403
Disputed taxes	47,561	51,927

	83,620	75,372

Current	61,055	52,079
Long-term	22,565	23,293

The changes in the reserve for contingencies are as follows:

	2004	2003	2002

Beginning balance	75,372	48,002	19,526
Additional reserve	18,157	20,467	28,527
Reversal of provisions	(10,307)	(1,409)	(3)
Monetary variation	5,087	8,677	—
Payments	(4,689)	(365)	(48)

Ending balance	83,620	75,372	48,002

The main tax contingencies, in which the subsidiaries are involved, are as follows:

25.1. Tax claims

25.1.1. Probable losses

a)      ICMS

Based on the opinion of its legal counsel,Telest recorded a reserve in the amount of R$2,826 on December 31, 2004 (R$12,097 on December 31, 2003) regarding ICMS delinquency notices issued in 2002, which are under discussion at administrative level.

25.1.2. Possible losses

Based on the opinion of its legal counsel, Management believes that an adverse settlement of the following cases is possible and consequently, the Company has not recognized any provisions in the financial statements as of December 31, 2004 and 2003.

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

a)      ICMS, ISS and other taxes

Telerj and Telest received delinquency notices in the aggregate amount of R$66,219, which objects are: (i) R$40,671 – non payment of ICMS on certain services unrelated to telecommunication services; (ii) R$6,244 – ICMS on international calls, originated in Brazil; (iii) R$1,733 – ICMS on calls originated in administrative terminals and made by employees for tests; (iv) R$4,947 – ISS (Service Tax) on subscription; (v) R$12,624 – several delinquency notices of ICMS, ISS and other taxes, which have been challenged by the subsidiaries.

b)      Social Contribution on net income (CSLL)

Telerj received a notification regarding the use, in 1997, of a portion of the Social Contribution on Net Income carryforwards appraised by the company (Telecomunicaçöes do Rio de Janeiro S.A.) originated in the spin off. In year ended on December 31, 2004, the amount of the delinquency notice is equivalent to R$4,065.

c)      PIS and COFINS

On November 27, 1998, Law No. 9,718/98 changed the calculation of PIS and COFINS, as follows (i) increased COFINS rate from 2% to 3%, (ii) authorized the deduction of up to 1/3 of the amount of COFINS from the amount of the Social Contribution on Net Income – CSLL, and also (iii) indirectly increased COFINS and PIS payable by subsidiaries, establishing the inclusion of surplus revenue in COFINS and PIS taxes basis.

In the opinion of the Company’s legal counsel, this increase has non-constitutional grounds, considering that: (i) Art. 195 of the Brazilian Constitution, in force upon publication of Law 9.718, set forth that PIS and COFINS would only be levied on payroll, billing and profits; (ii) the Federal Government used an inadequate means to increase PIS and COFINS, an ordinary law instead of a complementary law; (iii) the period of ninety (90) days as of publication to enforce the law failed to be observed.

Both Telerj and Telest have been awarded favorable judicial decision authorizing the exclusion of surplus revenue from PIS and COFINS tax basis, as well as the collection of COFINS at a rate of two per cent (2%).

However, in August 2000, the decision rendered for the action filed by Telerj was partially reversed, and have exclusively maintained the authorization to exclude surplus revenue from tax basis. As a result, in September 2000, Telerj made a payment in the adjusted amount of R$12,473. In relation to part of the decision that remains in force to the exclusion of surplus revenue from PIS and COFINS tax basis, the Company’s management, maintained a reserve of R$40,185 for the year ended on December 31, 2004 (R$35,726 on December 31, 2003) in Telerj. Telest has a provision equivalent to R$4,550 (R$4,104 on December 31, 2003).

In view of the changes introduced by laws 10,637/02 and 10,833/03, the subsidiaries now include surplus revenue in PIS and COFINS tax basis.

d)      CIDE

The Company filed lawsuits challenging the incidence of CIDE – Contribuição de Intervenção no Domínio Econômico on the remittances of values for the payment of technology transference contracts, technical assistance contracts, trademark licencing contracts and software licences, on the terms of Law 10.168/2002, owed to suppliers with headquarters outside of Brazil.

Based on the opinion of external legal counsel, Management believes that the resolution of this issue will not have a material adverse effect on the Company. Nevertheless, the chances of an unfavorable decision in these cases are possible.

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

25.1.3. Remote losses

a)      ICMS

In June, 1998, the CONFAZ (Conselho Nacional de Política Fazendária) agreed to apply the ICMS tax to certain service revenues, such as activation fees, and to make the application to such activation fees retroactive for the five years preceding June 30, 1998.

The Company believes the extension of the ICMS tax to non-basic telecommunications services such as cellular activation is unlawful because it would subject to taxation certain services that are not telecommunications services and because new taxes may not be applied retroactively.

Based upon advice from external legal counsel and on precedents from Superior Tribunal de Justiça, the Company does not expect significant losses arising from this matter. The chances of an unfavorable decision on this case are remote. Therefore, no provision was made for the application of the ICMS tax on cellular activation. Moreover, Company believes that the predecessor companies would be liable for any tax liability arising from the retroactive application.

b)      PIS and COFINS

The Company together with other telecommunication carriers, is defendant in a lawsuit brought by the federal public prosecutor’s office challenging its policy of passing the COFINS and PIS costs to customers by incorporating them into rates charged. The Company is contesting the lawsuit on the basis that the COFINS and PIS are cost components of the services provided to customers and, as such, should be incorporated into the price of such services, as is the practice throughout the telecommunications industry.

The Company believes that the probability of success as defendant in this claim is high, being the chances of an unfavorable decision remote.

25.2. Labor and civil claims

Include several labor and civil claims, for which a reserve has been provided as shown above, in an amount considered to be sufficient to cover probable losses.

In the cases in which the chance of loss is classified as possible, the aggregate amount involved is R$29,936 for civil claims and R$5,772 for labor claims.

25.2.1 Possible losses

a)      Litigation Related to Tax Credits.

Tele Sudeste Celular Participações and the other new holding companies incorporated in connection with the privatization of the telecommunications companies offset certain tax debts against the premiums paid by their controlling shareholders. A claim was filed against Tele Sudeste Celular Participações and the other new holding companies seeking relief in the form of the annulment of the administrative acts that recognized these offsets. Although the Company believes that the restructuring was implemented in accordance with Brazilian law. Based on the opinion of external legal counsel the likelihood of an unfavorable outcome with respect to this claim is possible. The Company would be required to pay all the taxes that were offset against goodwill. The Company is unable to determine at this time the extent of any potential liabilities with respect to this claim.

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

b)      Litigation Related to the Ownership of Caller ID

Lune Projetos Especiais Telecomunicação Comércio e Indústria Ltda., a Brazilian company, filed lawsuits against 23 wireless telecommunications operators, including Tele Sudeste Participações, Telerj Celular and Telest Celular. The lawsuits allege that those operators violated patent number 9202624-9, related to Equipamento Controlador de Chamadas Entrantes e do Terminal do Usuário, or Caller ID, granted to Lune by the Brazilian Intellectual Property Agency – INPI, on September 30, 1997. Lune calls on the operators to cease to provide Caller ID services and seeks payment from them for the unauthorized use of the Caller ID system in an amount equivalent to the payment of fees received by such operators for use of the Caller ID system. However, Lune’s right to use patent number 9202624-9 was suspended by a federal judge in the State of São Paulo in response to a lawsuit filed against Lune and INPI by Ericsson Telecomunicaçöes S.A. Telesp Celular S.A. and Telerj Celular filed identical lawsuits against Lune and INPI and those lawsuits are still pending before the courts. The Company believes based on the opinion of external legal counsel that the likelihood of an unfavorable outcome with respect to Luna’s claim against us is possible. The Company is unable to determine at this time the extent of any potential liabilities with respect to this claim.

c)      Litigation Related to the Validity of the Minutes in the Prepaid Plans

Telerj Celular S.A. and Telest Celular S.A., together with other Brazilian mobile telecommunications operators, are defendants in various lawsuits brought by the federal public prosecutor’s office and a consumer protection association which challenged the imposition of a deadline for the use of purchased prepaid minutes. The plaintiffs allege that any purchased prepaid minutes should not have a time limitation for usage.
Despite a few conflicting decisions, based on the opinion of external legal counsel, the Company believes that the criterium for imposing the deadline is in strict compliance with Anatel’s rules. Based on the opinion of external legal counsel, the chances of an unfavorable decision in this case is possible.

25.2.2 Remote losses

a)      Litigation Arising Out of Events Prior to the Breakup of Telebrás

Telebrás, the Company´s legal predecessor, is a defendant in a number of legal proceedings and is subject to certain claims and contingencies. Under the terms of the Telebrás breakup, the liability for any claims arising out of acts committed by Telebrás prior to the effective date of the breakup remains with Telebrás, except for labor and tax claims (for which Telebrás and the resulting companies incorporated as a result of the breakup are jointly and severally liable by operation of law) and any liability for which specific accounting provisions have been assigned to the Company or one of the other resulting companies incorporated as a result of the breakup of Telebrás. Management believes that the chances of any of these claims materializing and having a material adverse financial effect on the Company´s financial statements are remote.

b)      Litigation Related to the Breakup of Telebrás

The legality of the breakup of Telebrás was challenged in numerous legal proceedings, some of which have not been dismissed and are still pending. Management believes that the final outcome of these proceedings will not have a material adverse effect on the Company´s business or financial condition and that the chances of any of these claims succeed is remote.

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

26.	Pension and other postretirement benefit plans

At the time of the privatization, employees had the right to maintain their rights and benefits in Fundação Sistel de Seguridade Social, or Sistel, a multi-employer defined benefit plan that supplements government-provided retirement benefits (the so called PBS) and a multi-employer post-retirement health-care plan (the so called PAMA). Under the PBS and PAMA plans, the Company made monthly contributions to Sistel equal to a percentage of the salary of each employee who was a Sistel member. Each employee member also made a monthly contribution to Sistel based on age and salary. Members of Sistel qualified for pension benefits when they qualified for the government-provided retirement benefits. Sistel operates independently from the Company, and its assets and liabilities are fully segregated from the Company. Employees hired since January 1999 are not members of Sistel.

Before December 1999, the Sistel plans covered the employees of the former Telebrás System and the Company was contingently liable for all of the unfunded obligations of the plans. In January 2000, the Company and the other companies that formerly belonged to the Telebrás system agreed to divide the existing Sistel plan into 15 separate plans, resulting in the creation of private plans coverinng those employees already enrolled in the Sistel plan. For the Company was created the PBS Tele Sudeste Celular Plan. This new private pension plan is still administered by Sistel and has retained the same terms and conditions of the Sistel plan. The division was carried out so as to allocate liability among the companies that formerly belonged to the Telebrás system according to each company’s contributions in respect of its own employees. Joint liability among the Sistel plan sponsors will continue with respect to retired employees who will necessarily remain members of the Sistel plan (PBS-A and PAMA plans).

In 2000, the Company established the Plano de Benefícios Visão Celular, a new private pension plan. Unlike Sistel’s defined benefits plan, the Plano de Benefícios Visão Celular calls for defined contributions by the operating subsidiaries, as sponsors, and the employees, as participants. These contributions are credited to the participants’ individual accounts. Those employees who were members of the Sistel plan had the option to transfer to the new pension plan by October 31, 2000. As of December 31, 2004, approximately 81.54% of Company’s employees were members of the Plano de Benefícios Visão Celular. The Company and its subsidiary continue to have a contingent liability for the unfunded obligations of the plan with respect to all inactive employees of the former Telebrás and all post-retirement health care benefits for former Telebrás employees and current employees of all the new holding companies.

The contributions to PBS Tele Sudeste Celular are determined based on actuarial studies conducted by independent actuaries pursuant to the rules in force in Brazil. The cost determination basis of capitalization and contribution paid by the sponsor is 13.5% on payroll of its employees who participate in the plan, of which 12% are allocated to PBS Tele Sudeste Celular plan cost and 1,5% to PAMA.

The contributions of the Company to Visão Celular are equal to participants’, ranging between 2% and 9% on participation salary, pursuant to the percentage chosen by participant.

During 2004, the subsidiaries made contributions do PBS Tele Sudeste Celular Plan in the amount of R$12 (R$46 in 2003) and to Visão Celular Plan in the amount of R$3,201 (R$2,859 in 2003).

As of December 31, 2001, the Company chose to recognize actuarial liabilities pursuant to CVM Resolution 371, of December 13, 2000, directly in shareholders’ equity, net of any corresponding tax effect. On December 31, 2004 and 2003, the Company immediately recognized the aggregate actuarial gains and losses in the income for the year. The projected unit cost method was used for actuarial appraisal of the plans, which relevant assets are positioned on November 30, 2004 and 2003, respectively. For multi-sponsored plans (PAMA and PBS-A), proration of assets plans was made based on the actuarial liability of the company in relation to the aggregate actuarial liability of the plan.

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

During the year ended on December 31, 2004, the Company recognized pro rata the estimate actuarial cost for year 2004, with the reversal of R$531 relating to these costs.

The following table demonstrates the composition of the provision for retirement benefit plans and health care plans to retired employees as of December 31, 2004, in addition to other information required by CVM Resolution 371 on such plans.

Plan	2004	2003

PAMA Telerj / Telest	364	893

Accrued pension and postretirement benefits – noncurrent liabilities	364	893

a)	Reconciliation between assets and liabilities
	2004

	PBS (ii)	Visão (ii)	PAMA (i)	PBS- A (i) (ii)

Present benefit obligation	8,642	4,225	1,449	10,190
Fair value of plan assets	(11,430)	(4,545)	(1,085)	(13,252)

Funded status	(2,788)	(320)	364	(3,062)

	2003

	PBS (ii)	Visão (ii)	PAMA (i)	PBS-A (i) (ii)

Present benefit obligation	8,725	2,297	2,049	9,787
Fair value of plan asset	(10,283)	(3,826)	(1,156)	(11,693)

Funded status	(1,558)	(1,529)	893	(1,906)

(i)	Refers to the proportional participation of the Company in multi-sponsored plan – PAMA and PBS-A -assets and liabilities.

(ii)	Although PBS, Visão and PBS-A show a surplus, on December 31, 2004 and 2003, the pension assets were not recognized since the surplus is legally not reimbursable, and the surpluses may not be used to reduce future contributions.

b)	Net periodic cost for the year
	2004

	PBS	Visão	PAMA	PBS-A

Current service cost	68	463	10	—
Interest cost	952	237	227	1,063

Total	1,020	700	237	1,063

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

c)	Changes in net actuarial liabilities (assets)
	2004

	PBS	Visão	PAMA	PBS-A

Net liabilities on December 31, 2003	(1,558)	(1,529)	893	(1,906)
Recognized expense (income) in income statement for the last year	(264)	223	111	(215)
Recognized actuarial (gains) losses	(955)	1,372	(632)	(941)
Sponsor’s contributions recorded	(11)	(386)	(8)	—

Net liabilities recognized at December 31, 2004	(2,788)	(320)	364	(3,062)

d)	Changes in benefit obligation
	2004

	PBS	Visão	PAMA	PBS-A

Benefit obligation at December 31, 2003	8,725	2,297	2,049	9,787
Current service cost	68	463	10	—
Interest on actuarial liabilities	952	237	227	1,063
Benefits paid	(657)	(17)	(82)	(794)
Actuarial (gains) losses	(446)	1,245	(755)	134

Benefit obligation at December 31, 2004	8,642	4,225	1,449	10,190

e)	Changes in plan assets
	2004

	PBS	Visão	PAMA	PBS-A

Fair value of plan assets on December 31, 2003	10,283	3,826	1,156	11,693
Benefits paid	(657)	(17)	(82)	(794)
Gains (losses) on assets	599	(161)	—	—
Sponsor’s contributions	17	444	8	—
Plan earnings	1,188	453	3	2,353

Fair value of plan assets on December 31, 2004	11,430	4,545	1,085	13,252

f)	Estimate net periodic cost for 2005
	2004

	PBS	Visão	PAMA	PBS-A

Service cost	52	843	9	—
Interest cost on actuarial liabilities	940	439	160	1,105
Estimate assets earnings	(1,536)	(626)	(173)	(1,567)
Employees contribution	(20)	(103)	—	—

Total	(564)	553	(4)	(462)

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

g)	Actuarial assumptions
2004

	PBS	Visão	PAMA (i)	PBS-A (ii)

Discount rate used at current value of actuarial liabilities (*)	11.30% p.a.	11.30% p.a.	11.30% p.a.	11.30% p.a.
Estimate return rate on plan assets (*)	13.75% p.a.	13.75% p.a.	16.40% p.a.	12.20% p.a.
Future salary growth rate (*)	7.10% p.a.	7.10% p.a.	7.10% p.a.	7.10% p.a.
Medical costs growth rate	—	—	8.15% p.a.	—
Benefits growth rate	5.00% p.a.	5.00% p.a.	5.00% p.a.	5.00% p.a.
Disabled mortality table	IAPB-57	IAPB-57	—	—
Mortality table	UP84+1 and gender-segregated	UP84+1 and gender-segregated	UP84+1	UP84+1
Disability table	Mercer Disability	Mercer Disability	Mercer Disability	—

(*) Including inflation rate.

27.	Corporate restructuring

     On November 30, 2000, the Company completed a corporate restructuring aimed to transfer the tax benefit related to the goodwill paid by the Company’s shareholders in the privatization process. The transaction was affected, through the creation and subsequent merger of temporary entities; however, resulted only in the effective transfer of the tax benefit to the Company.

     The transferred tax benefit is reported by the Company as a capital reserve, which is transferred to capital stock with the issuance of common shares to the Company’s controlling shareholders as the related tax benefit is realized. The number of shares to be issued is determined at each issuance date based on the tax benefit realized and the market value of the shares. The Company’s minority shareholders have preemptive rights to subscribe for additional shares at the then current market prices, if such shares are issued to the controlling shareholders.

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

     For statutory purposes, and in compliance with income tax legislation, the tax benefit is recorded in two separate components, comprised of the related goodwill transferred and the reserve for the maintenance and integrity of the merged company’s equity, which are recorded net in the balance sheet as a deferred tax benefit. The related goodwill and the reserve is being amortized on a straight-line basis over a five years. This amortization, along with the related tax benefit, is recorded net in the consolidated statements of operations as part of income and social contribution taxes. This accounting results in no impact on net income nor on shareholders’ dividends. The following summarizes the amounts recorded in the balance sheet and the net impact in the consolidated statements of operations as of and for the years indicated.:

		At December 31,
	Original
	Balances	2004	2003
Balance sheets:

Goodwill	1,393,279	216,493	495,148
Reserves	(928,437)	(142,885)	(326,797)

Net deferred tax benefit from corporate restructuring	464,842	73,608	168,351

Statements of operations:	2004	2003	2002

Goodwill amortization,	(278,656)	(278,656)	(278,656)
Reversal of reserve,	183,913	183,913	183,913
Tax benefit	94,743	94,743	94,743

Net effect on income	—	—	—

     Shares to be issued related to realized tax benefits are made at the discretion of the Board of Directors, subject to approval by shareholders. The Company issued 16,411,775,401, 18,591,761,555, and 17,661,420,812 additional shares related to realized tax benefits in 2004, 2003 and 2002, respectively.

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

28.	Shareholders’ equity

a.	Share capital

     The Company’s authorized capital at December 31, 2004 was 700 billion shares. Capital subscribed and paid-up at the balance sheet date was represented by the following shares, without par value:

Number of shares (in thousands)	Shares outstanding December 31, 2003	Capital increase (a)	Shares outstanding December 31, 2004

Common shares	173,023,182	16,411,776	189,434,958
Preferred shares,	259,575,036	—	259,575,036

Total outstanding	432,598,218	16,411,776	449,009,994

In thousand of Brazilian reais – Corporate law	778,838	112,622	891,460

(a)	Capitalization of tax credit approved by Board of Directors Meeting on March 31, 2004

     At Extraordinary Meeting of the Administration Council held on March 31, 2004, an increase of capital stock by R$ 112,622 was approved, through the issuance of 16,411,776 thousand new shares as a result of the financial realization of part of the capital reserve generated in the corporate restructuring.

     The capital may be increased only by a decision taken at a shareholder’s meeting or by the Board of Directors in connection with the capitalization of profits or reserves previously allocated to capital increases at a shareholder’s meeting.

     The preferred shares are non-voting except under limited circumstances, are entitled to receive cash dividends 10% higher than those attributed to common shares and have priority over the common shares in the case of liquidation of the Company.

b.	Capital reserves

Special premium reserve

     This reserve represents the formation of a special reserve for the maintenance and integrity of the merged company’s equity related to the tax benefit of goodwill transferred in the corporate restructuring (see Note 27). According to CVM Instruction No. 319, of December 3, 1999, this reserve shall be used in future capital increases on behalf of the controlling shareholders whenever the amortization of the goodwill paid in the acquisition of the Company results in a reduction of income tax and social contribution tax payable.

Tax Incentive

     Comprised of income tax reduction incentives, which are converted into investment certificates.

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

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

d.      Dividends

     Pursuant to its by-laws, the Company is required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income (as defined) on such date. The annual dividend distributed to holders of preferred shares (the “preferred dividend”) has priority in the allocation of Adjusted Net Income. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of common shares in an amount equal to the preferred dividend and the remainder is distributed equally among holders of preferred shares and common shares. Preferred shares have no voting right, but have priority in the reimbursement of capital, without premium, and are entitled to receive cash dividends 10% higher than those attributed to common shares.

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

     The proposed dividend was calculated as follows:

	2004	2003	2002

Consolidated net income	92,878	156,237	140,376
Add:
Consolidation adjustments	—	689	3,240

Net income at Holding Company level in accordance with Brazilian Corporate LawBrazilian Corporate Law	92,878	156,926	143,616

Deduct:
Appropriation to legal reserve	(4,644)	(7,846)	(7,181)

Adjusted net income	88,234	149,080	136,435

Minimum dividend (25% on adjusted net income)	(22,058)	37,270	34,109
Proposed dividend and interest on shareholders’ equity:
Common shares	8,798	14,063	35,751
Preferred shares	13,260	23,207	66,103

Total	22,058	37,270	101,854

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

Dividend and interest on equity per thousand shares (Brazilian reais)	2004	2003	2002

Common shares	0.046442	0.081277	0.231506
Preferred shares	0.051087	0.089404	0.254657

     The Holding Company has an option to pay interest on shareholders’ equity, deductible for tax purposes, in lieu of paying dividends, which are not tax deductible.

     In 2004, 2003 and 2002 the Holding Company decided to pay interest on shareholders’ equity, which is subject to a 15% withholding tax. The amount of dividends declared, for payment as interest on shareholders’ equity, included applicable withholding tax. Interest on shareholders’ equity proposed by the Holding Company management was accounted for considering its approval by the Shareholders' Meeting.

     Management proposed for the year ended December 31, 2003 that interest on shareholders’ equity, net of withholding tax, in the amount of R$36,125 (R$0.083507 per thousand shares) payable to common and preferred shares. This interest on shareholders’ equity was approved by Ordinary Shareholders’ Meeting held on March 23, 2004. Management proposed for the year ended December 31, 2002 that interest on shareholders´ equity, net of withholding tax, in the amount of R$11,475 (R$0.027717 per thousand shares) payable to common and preferred shares. This interest on shareholders’ equity was approved by Ordinary Shareholders’ Meeting held on March 25, 2003.

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

29.	Transactions with related parties

     The main transactions with unconsolidated related parties are as follows:

•	Tele Sudeste Celular has entered into a Consulting Service Agreement with Telefónica Móviles S.A on account of telecommunication services, calculated based on a percentage applied on net service revenues adjusted for foreign currency variation.

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

•	The Company and its subsidiaries also carry out transactions with other companies controlled by our controlling shareholders, such as network use and long distance (roaming) cellular communication agreements. The counterparties to these agreements are Telecomunicaçöes de São Paulo S.A., Celular CRT S.A., Telesp Celular S.A., Global Telecom S.A., Telebahia Celular S.A., Telergipe Celular S.A., Tele Centro Oeste Celular, Telems Celular, Telecom Celular, Telemat Celular, Teleacre Celular, Telegoiás Celular, NBT and Telefónica Móviles de España S.A. The transactions relating between Telebrás and each relevant predecessor company to roaming agreements are based on contracts entered into prior to the Break-up of Telebrás. The terms of these agreements are regulated by Anatel.

•	Call center services provided by Atento Brasil S.A. to users of subsidiaries telecommunications services, contracted for a period of 12 months, renewable for the same period.

     A summary of balances and transactions with unconsolidated related parties is as follows:

	2004	2003

Current assets:
Trade accounts receivable	10,357	12,833
Other	32,430	33,669
Current liabilities:
Accounts payable and accrued expenses	(125,049)	(154,441)
Other liabilities	(19,282)	(15,850)

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

STATEMENTS OF OPERATIONS	2004	2003	2002

Net Operating Revenue
CRT Celular	—	298	2,207
Tele Leste and subsidiaries	—	931	5,178
Telesp Celular and subsidiaries	—	6,168	—
Telecomunicaçöes de São Paulo S.A. – TELESP	63,605	55,338	3,820

Total	63,605	62,735	11,205

Cost of Services
CRT Celular	—	(374)	(638)
Tele Leste and subsidiaries	—	(1,033)	(1,589)
Telesp Celular and subsidiaries	—	(4,870)	—
Telecomunicaçöes de São Paulo S.A. – TELESP	(27,000)	(689)	(1,256)

Total	(27,000)	(6,966)	(3,483)

Selling Expenses
Atento Brasil S/A	(60,961)	(45,707)	(35,319)

Total	(60,961)	(45,707)	(35,319)

General and Administrative Expenses
Telecomunicaçöes de São Paulo S.A. – TELESP	(935)	(768)	(4,269)
Telefonica Móviles – Techinical assistence	—	(21,123)	(17,367)

Total	(935)	(21,891)	(21,636)

Financial Income (Expense)
Telefonica Internacional S.A	2,130	10,728	(28,377)
Telefonica Móviles Hold	2,501	13,113	(20,138)

Total	4,631	23,841	(48,515)

Recovered expenses from companies – Joint Venture Brasilcel
CRT Celular	8,370	10,631	—
Tele Leste and subsidiaries	3,800	4,987	—
Telesp Celular and subsidiaries	54,395	53,882

Total	66,565	69,500	—

Expenses distributed from companies – Joint Venture Brasilcel
CRT Celular	1,859	1,821	—
Tele Leste and subsidiaries	1,811	1,761	—
Telesp Celular and subsidiaries	47,766	31,175	—

Total	51,436	34,757	—

30.	Management Compensation

     In 2004, 2003 and 2002 management compensation of R$2,060, R$3,672 and R$2,400, respectively, were recorded as expenses.

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

31.	Insurance

The Company maintains a monitoring policy of risks inherent to its operations. Consequently, on December 31, 2004, the Company had insurance contracts in force to cover operating risks, general liability and health, etc. The Company’s Management is of the opinion that these values are sufficient to cover any losses. The main assets, liabilities or interest covered by insurance and respective amounts are as follows:

Modality	Amounts insured

Operating risks	R$796,320
General civil liability – RCG	R$5,822
Vehicle (officers fleet)	Fipe Table and R$200 for DC/DM
Vehicle (operational fleet)	R$200 for DC/DM

32.	Financial instruments and risk management

     a.      Risks considerations

     Tele Sudeste is the controlling shareholder of Telerj and Telest, which provide mobile telephone services in the States of Rio de Janeiro and Espírito Santo, in accordance with the authorizations granted by the Federal Government. Both operators are also engaged in the purchase and sale of handsets through their own sales networks and distribution channels, thus fostering their essential activities.

     The major market risks to which Telerj and Telest are exposed in exercising their activities include:

•	Credit Risk: resulting from any difficulty in collecting telecommunications services provided to their customers and revenues from sale of handsets to distribution networks, as well as the risk relating to swap transactions.

•	Interest Rate Risk: resulting from debt and premiums on derivative instruments contracted at floating rates and involving the risk of financial expenses as a result of an unfavorable upward trend in interest rates (mainly LIBOR and CDI).

•	Currency risk: related to debt and premiums on derivative instruments contracted in foreign currency and associated to potential losses to the Company resulting from adverse exchange rate fluctuations.

     Telerj and Telest have been actively managing and mitigating risks inherent to their operations by means of comprehensive operating initiatives, procedures and policies.

     Credit Risk

     Credit risk from providing telecommunications services is minimized by monitoring the customer portfolio and addressing delinquent receivables by means of clear policies relating to the concession of postpaid services. The subsidiaries’ customers use 71.2% prepaid services that require pre-loading, thus not representing a credit risk.

     Credit risk from the sale of handsets is managed by following a conservative credit granting which encompasses the use of advanced risk management methods that include applying credit scoring techniques, analyzing potential customer’s balance sheet, and making inquires of credit protection agencies’ database. In addition, an automatic control system has been implemented with the distribution of SAP’s software ERP for consistent transactions.

     The Company is also exposed to credit risk arising out of its financial investments and receivables from swap transactions. The Company makes efforts to diversify such exposure among first class financial institutions.

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

     Interest Rate Risk

     Telerj and Telest are exposed to interest rate risk, due to exchange derivative transactions and borrowings contracted in Brazilian reais associated with the cost of CDI rates. However, the balance of those financial investments also indexed at CDI neutralizes such effect.

     Foreign currency-denominated loans are also exposed to the risk of increase in floating interest rate (LIBOR). As of December 31, 2004, the principal amount of these transactions was R$10,022 (R$109,604 on December 31, 2003).

     Exchange Rate Risk

     Telerj and Telest utilize derivative instruments to protect themselves against the currency risk on foreign currency-denominated loans. The instruments usually used are swap, option and forward contracts.

     Telerj and Telest’s net exposure to currency risk as of December 31, 2004 is shown in the table below:

US$

Loans and financing	(18,931)
Suppliers – Technical Assistance	(19,464)
Derivative instruments	58,834

Net exposure	20,439

During 2004, the subsidiaries entered into derivative instruments to hedge other foreign currency commitments against exchange variations.

     b.       Derivative instruments

     The table below shows book values and estimated market values of loans and financing and foreign currency liabilities, as well as derivative operations:

	2004

	Book value	Market value	Unrealized gain (loss)

Loans and financing	(50,250)	(52,359)	(2,109)
Suppliers – Technical Assistance	(51,664)	(51,664)	—
Derivative instruments	(13,035)	(11,755)	1,280

Total	(114,949)	(115,778)	(829)

	2003

	Book value	Market value	Unrealized gain (loss)

Loans and financing	(218,955)	(228,237)	(9,282)
Other liabilities	(146,201)	(146,201)	—
Derivative contracts	(10,760)	(113)	10,647

Total	(375,916)	(374,551)	1,365

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

     The market value of loans and financing, as well as “derivative instruments”, were calculated based on discounted cash flows, using available interest rate projections.

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

33.	Telefónica Móviles Stock Plan

     In May 2001, Telefónica Móviles, S.A. (“Telefónica Móviles”) launched a stock option plan based on Telefónica Móviles’ stock (the “Plan”) that covered the employees of the Company. Pursuant to the Plan, between May 20 and July 20, 2002, Telefónica Móviles granted a total of 231,016 stock options to the Company’s employees, vesting over a four-year period. The options were granted in Series A, B and C, with strike prices of 11.00 Euros, 16.50 Euros and 7.23 Euros, respectively. The total options granted to each employee consisted of 25% Series A options, 25% Series B options, and 50% Series C options. The market price of Telefónica Móviles’ stock as traded at the Madrid Stock Exchange was 8.28 Euros on December 31, 2003 (6.20 Euros in 2002). The Plan also gives the Company’s employees the option to receive in cash, the appreciation in the market price of Telefónica Móviles’ stock over the respective strike price.

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

34.	Subsequent event

     Reverse split of shares

     On March 29, 2005, the Company approved a reverse split of 449,009,994,135 registered book-entry shares of capital stock of the Company, with no par value, of which 189,434,957,933 are common shares and 259575036,202 are preferred shares with such reverse split to occur at the ratio of five thousand (5,000) shares to one (1) share of the respective class, after which there will be 89,801,999 registered book-entry shares, with no par value, of which 37,886,992 will be common shares and 51,915,007 will be preferred shares.

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

35.	Summary of the differences between BR CL and U.S. GAAP

     The Company’s accounting policies that comply with BR CL and that differ significantly from accounting principles generally accepted in the United States of America (“U.S. GAAP”) are described below:

     As discussed in Note 2.c., the Company changed the basis of presentation of its financial statements from the Constant Currency Method to BR CL in 2003. Under the Constant Currency Method, the effects of monetary restatement were recorded until December 31, 2000. For previously issued financial statements prepared under the Constant Currency Method, the effects of monetary restatement were not eliminated for purposes of reconciliation to US GAAP because the application of inflation restatement represented a comprehensive measure of accounting for the effects of Brazilian price-level changes.

     Under BR CL, however, the effects of monetary restatement are recorded only until December 31, 1995. Since Brazil was still considered a highly inflationary economy until 1997, the U.S. GAAP reconciliation presented herein includes an adjustment to record monetary restatement for periods up to and including December 31, 1997 (see Note 36.b.). The applicable US GAAP adjustments related to additional monetary restatement for 1996 and 1997 have are reflected for all periods presented herein.

     The following is a reconciliation of net income under US GAAP as for the year ended December 31, 2002, as previously reported under the Constant Currency Method and that reported herin under BR CL..

Net income
2002

US GAAP as originally reported	(42,474)
Effect of change in monetary restatement on US GAAP: Adjustments	62,303
Deferred tax on above adjustments	(15,808)

US GAAP as restated	4,021

a.      Different criteria for capitalizing and amortizing capitalized interest

     Until December 31, 1998, under BR CL interest attributable to construction-in-progress was computed at the rate of 12% per year on the balance of construction-in-progress interest incurred on third party loans was credited to interest expense and the excess interest capitalized was credited to capital reserves. For the three-year period ended December 31, 2004, the Company did not capitalize interest attributable to construction-in-progress at the rate of 12%; rather the actual effective interest related to construction was used to determine capitalized interest.

     Under U.S. GAAP, in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 34, “Capitalization of Interest Costs,” interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Under U.S. GAAP, the amount of interest capitalized excludes monetary gains associated with local currency borrowings and the foreign exchange gains and losses on foreign currency borrowings.

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

     The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

	2004	2003	2002

Capitalized interest difference
U.S. GAAP capitalized interest:
Interest capitalized during the period	9,037	13,887	16,079
Capitalized interest on disposals	(177)	(108)	(90)

	8,860	13,779	15,989
Less BR CL capitalized interest:
Interest capitalized during the period	—	(40,443)	(30,411)
Capitalized interest on disposals	162	82	59

U.S. GAAP difference	9,022	(26,582)	(14,363)

Amortization of capitalized interest difference
Amortization under BR CL	27,355	29,279	18,872
Capitalized interest on disposals	(122)	(49)	(36)

	27,233	29,230	18,836

Less amortization under U.S. GAAP	(30,355)	(33,117)	(27,896)
Capitalized interest on disposals	133	64	55

	(30,222)	(33,053)	(27,841)

U.S. GAAP difference	(2,989)	(3,823)	(9,005)

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

c.      Pension and other postretirement benefits

     The Subsidiaries participate in two multiemployer benefit plans (PBS-A and PAMA) that are operated and administered by Sistel, and provide for the costs of pension and other postretirement benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. For purposes of U.S. GAAP, multiemployer plans are accounted for similar to defined contribution plans and consequently, the Company is required to disclose its annual contributions and the funded status of those plans. The Subsidiaries also sponsor a single-employer defined pension benefit plan (PBS-Tele Sudeste). The provisions of FAS No. 87, “Employers’ Accounting for Pensions”, for the purposes of calculating the funded status, were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard (see Note 36).

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

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

•	The unrecognized net obligation existing at the date of initial application of this standard shall be amortized over five years or remaining service period or remaining life expectancy, whichever is lower. Alternatively, companies were granted the option to recognize such initial transition obligation as of December 31, 2001, directly to shareholders´ equity. Such option has been adopted by the Company. Under SFAS No. 87, the unrecognized net obligation existing at the date of its initial application is being amortized over the remaining service period.

•	Under BR CL actuarial gains and losses are recorded in income when incurred up to the amount of pension liability recorded. Under U.S. GAAP, certain actuarial gains and losses are deferred and amortized over the remaining service period of the active employees expected to receive benefits under the plan.

−	The effects of these different criteria for recognition of pension and other postretirement benefits on accrued pension (postretirement) benefit as of December 31, 2004 and 2003, are presented below:

	2004			2003

	U.S. GAAP	BR CL	Accumulated Difference	U.S. GAAP	BR CL	Accumulated Difference

Active employees defined pension – PBS Tele Sudeste	1,104	—	1,104	1,714	—	1,714
Multiemployer health care plan – PAMA	—	364	(364)	—	893	(893)

Accrued pension (postretirement) benefit	1,104	364	740	1,714	893	821

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

g.      Items posted directly to shareholders’ equity

     Under BR CL various items are posted directly to shareholder’s equity, which under U.S. GAAP would be posted to the consolidated statements of operations. The posting of such items to shareholders’ equity gives rise to adjustments in the consolidated statement of changes in shareholders’ equity. Since the original postings to the equity accounts would, under U.S. GAAP, be made directly to the consolidated statements of income, the adjustment is included in the reconciliation of the income differences between US and BR CL. Tax incentives and other items are adjusted in the Company’s financial statements for U.S. GAAP purposes.

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

h.      Income taxes

     The Company fully accrues for deferred income taxes on temporary differences between tax and accounting records. The existing policies for providing for deferred taxes are consistent with SFAS No.109, “Accounting for Income Taxes”, except with respect to social contribution rate adopted, as explained below:

•	Under BR CL, at December 31,1999 the Company recognized a change in the combined tax rate from 33% to 34% based on a provisional measure for an increase in the social contribution rate from 8% to 9% effective January 1, 2000. Provisional measures are temporary and must be re-approved every 30 days or they lapse. Under SFAS 109, the provisional measures discussed are not considered to be enacted law the provision measure was approved in law 10.637 as of December 30, 2002. Therefore, until 2002 the combined deferred tax effect calculated on temporary differences would be 33%, not 34%. For 2004 and 2003, no difference related to the social contribution tax rate. Under BR CL, the deferred taxes are presented gross. Under U.S. GAAP, the deferred taxes are presented net.

i.	Earnings per share

     Under BR CL, net income per share is calculated based on the number of shares outstanding at the balance sheet date. In these consolidated financial statements, information is disclosed per lot of one thousand shares, because this is the minimum number of shares that can be traded on the Brazilian stock exchanges. Each American Depositary Share (‘‘ADS’’) is equivalent to five thousand shares.

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, ‘‘Earnings per Share’’. This statement became effective December 15, 1997, and provides computation, presentation and disclosure requirements for earnings per share.

     Since the preferred and common stockholders have different dividend, voting and liquidation rights, basic and diluted earnings per share have been calculated using the ‘‘two-class’’ method. The ‘‘two-class’’ method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings.

     Basic earnings per common share is computed by reducing net income by distributed and undistributed net income available to preferred shareholders and dividing net income available to common shareholders by the number of common shares outstanding. Net income available to preferred shareholders is the sum of the preferred stock dividends (10% higher than those attributed to common shares, as defined in the Company’s by-laws for the years ended December 31, 2004 and 2003) and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income. Undistributed net income is allocated to preferred shares 10% higher than that attributed to common shares on a pro rata basis. Total dividends are calculated as described in Note 28, as adjusted for the reversal of proposed dividends as discussed in b. above. At December 31, 2004, 2003 and 2002, the Company was obligated to issue shares to the controlling shareholders for the amount of the tax benefit realized on the amortization of the intangible related to concession transferred in the merger (See Note 27 and28b). The number of shares issuable are considered dilutive as defined in SFAS No. 128 and have been included in the weighted average common shares – diluted presented below. The number of shares issuable was computed considering the balance of the goodwill reserve (R$203,345 in 2004, R$289,835 in 2003 and R$374,480 in 2002) by the average price of common shares traded on the São Paulo Stock Exchange (“Bovespa”) during the last 20 trading days of each year.

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

     The computation of basic and diluted earnings per share is as follows:

	At December 31, 2004		At December 31, 2003		At December 31, 2002

	(in thousands, except per share data and percentages)

	Common	Preferred	Common	Preferred	Common	Preferred

Basic numerator
Actual dividends declared	7,798	12,897	14,063	23,207	35,751	66,103
Basic allocated undistributed dividends (a)	(2,775)	(4,212)	30,018	49,535	(35,593)	(62,240)
Allocated net income available for common and preferred shareholders	5,023	8,685	44,081	72,742	158	3,863
Basic denominator
Weighted average shares outstanding	188,067,310	259,575,036	168,375,242	259,575,036	148,443,147	259,575,037
Basic earnings per share	0.03	0.03	0.26	0.28	—	0.01

Diluted numerator
Actual dividends declared	7,798	12,897	14,063	23,207	35,751	66,103
Diluted allocated undistributed dividens (a)	3,124	(3,863)	37,157	42,396	(45,132)	(52,701)
Allocated net income available for common and preferred shareholders	4,674	9,034	51,220	65,603	(9,381)	13,402
Diluted denominator:
Weight average shares outstanding	188,067,310	259,575,036	168,375,242	259,575,036	148,443,147	259,575,037
Dilutive effects of premium reserve	42,809,474	—	59,126,692	—	73,854,649	—
Diluted weight average shares	230,876,784	—	227,501,934	—	222,297,796	259,575,037
Diluted earnings per share	0.02	0.03	0.23	0.25	—	0.01

(a)	Effective December 30, 2002, preferred shareholders are entitled to receive per-share dividends of at least 10% greater than the per-share dividends paid to common shareholders. Undistributed earnings, therefore, from December 30, 2002 forward have been allocated to common and preferred shareholders on a 100 to 110 basis, respectively, based upon the weight average number of shares outstanding during the period to total shares (allocation percentage). Because the allocation percentage for each class differs for basic and diluted earnings per share purpose, allocated undistributed earnings differ for such calculations.

     The Holding Company’s preferred shares are non-voting, except under certain limited circumstances and are entitled to a preferential, noncumulative dividend and to priority over the common shares in the event of liquidation of the Company. For 2004, 2003 and 2002, the Holding Company declared dividends of R$0.051087, R$0.89404 and R$0.254657, respectively, per thousand preferred shares and R$0.046442, R$0.081277 and 0.231506 per thousand common shares, respectively. (see Note 28).

j.      Revenue Recognition

     Under BR CL, revenues and costs from sales of handsets, including applicable value-added and other sales taxes, are recognized at the moment of sale to the customer. Under U.S. GAAP, in accordance with Staff Accounting Bulletin No. 104 (SAB 104), revenues from sales of handsets along with the related costs, including applicable value-added and other sales taxes, are deferred and amortized based on the expected useful life of the handset, estimated by management to be 18 months. Any excess of the cost over the amount of deferred revenue related to handset sales is recognized on the date of sale (see below discussion under “Negative margins on sale of prepaid handsets”). As substantially all of the Company’s handsets are sold below cost, this difference in accounting policy had no impact on net or shareholders’ equity. The amount of unamortized deferred revenue and the related amounts of unamortized deferred costs was R$185,428 , R$293,400 and R$321,518 at December 31, 2004, 2003 and 2002, respectively. The impact of this difference under US GAAP was to decrease both net revenues and cost of services and goods by R$107,972 in 2004, increase by R$28,118 in 2003 and decrease by R$44,788 in 2002.

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

k.       Value-added and other sales taxes

     Under BR CL, these taxes are recorded as a reduction to revenues. Under US GAAP, these taxes are recorded gross as revenue and related costs of services and goods. Accordingly, this difference in accounting policy has no impact in net (loss) or shareholders’ equity. The impact of this difference under US GAAP was to increase both net revenues and cost of services and goods by R$552,468, R$511,437 and R$417,648 for 2004, 2003 and 2002, respectively.

l.       Roaming

     The Company has roaming agreements with other cellular service providers. When a call is made from within one coverage area by a subscriber of another cellular service provider, that service provider pays the Subsidiaries for the service at the applicable rates. Conversely, when one of the Subsidiaries customers roams outside the coverage area, the Subsidiaries pay the charges associated with that call to the cellular service provider in whose region the call was originated and charges the same amount to its subscriber. Under BR CL, revenues for roaming charges are recorded net of the related costs when the services are provided. Under U.S. GAAP, revenues and costs for roaming charges should be recorded gross. Accordingly this difference in accounting policy has no impact on net (loss) shareholders’ equity. The impact of this difference under U.S. GAAP was to increase both revenues and cost of goods and services by R$58,188 for 2004 and R$14,130 in 2003.

m.      Free minutes given in connection with sales of handsets

Under U.S. GAAP, pursuant to Emerging Issues Task Force (“EITF”) No. 00-21, “Revenue Arrangements with Multiple Deliverables,” the Company began to separately account for free minutes given in connection with the sales of handsets. The adoption of EITF No. 00-21 is effective prospectively for transactions entered into as from January 1, 2004. Consequently, a portion of the revenue generated from the sale of handsets is allocated to the free minutes given and deferred based on the fair value of the minutes. The revenues associated with the free minutes are then recognized based on subscriber airtime usage.

n.       Fistel fee

     Beginning in 1999, under BR CL, the Fistel (Telecommunication Inspection Fund) fee, assessed on each activation of a new cellular line, is deferred and amortized over the customers’ estimated subscription period. For US GAAP purposes, this tax would be charged directly to the consolidated statements of income. Therefore, the deferred Fistel taxes on activation fees at December 31, 2004, 2003 and 2002 is being adjusted in the reconciliation of the income differences between US GAAP and BR CL.

o.       Derivative instruments

     As mentioned in Note 24.b., the Company has entered into foreign currency swap and option contracts for long-term agreements at various exchange rates, in the notional amount of US$58,834 thousand (US$126,563 thousand at December 31, 2003). Under BR CL, foreign currency swap contracts are recorded in accordance with the terms of the contract as if they had been settled at the balance sheet date.

     In 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which was subsequently amended by SFAS Nos. 137, 138 and 149. SFAS No. 133 must be applied to all derivative instruments and certain derivative instruments embedded in hybrid instruments and requires that such instruments be recorded in the balance sheet either as an asset or liability measured at its fair value. Changes in the derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

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

     At December 31, 2004 and 2003 for US GAAP purposes, the Company has not designated its derivative contracts as accounting hedges as defined SFAS No. 133, and consequently, the Company’s derivative contracts are marked to market through earnings, for all periods presented.

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

     The subscriber base intangible asset was completely in November, 2004 amortized over the estimated contractual relationship with subscribers, representing a period of 48 months.

     Concession is being amortized over the remaining concession period of each operating Company (until November 2005 for Telerj Celular S.A. and November 2008 for Telest Celular S.A.).

q.      Stock compensation – Telefónica Móviles Stock Plan

     In May, 2001, Telefónica Móviles, S.A. ("Telefónica Móviles") launched a stock option plan based on Telefónica Móviles’ stock (the "Plan") that covered the employees of the Company. Pursuant to the Plan, between May 20 and July 20, 2002, Telefónica Móviles granted a total of 231,016 stock options to the Company’s employees, vesting over a four-year period. The options were granted in Series A, B and C, with strike prices of 11.00 Euros, 16.50 Euros and 7.23 Euros, respectively. The total options granted to each employee consisted of 25% Series A options, 25% Series B options, and 50% Series C options. The market price of Telefónica Móviles’ stock as traded at the Madrid Stock Exchange was 8.28 Euros on December 31,2003. The Plan also gives the Company’s employees the option to receive in cash, the appreciation in the market price of Telefónica Móviles’ stock over the respective strike price.

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

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

Reconciliation of the net income differences between US GAAP and BR CL

	2004	2003	2002

Consolidated net income under BR CL	92,878	156,237	140,376
Add (deduct):
Different accounting criteria for:
Amortization of monetary restatement of 1996 and 1997	(4,004)	(19,115)	(22,918)
Loss on disposal of assets monetarily restated in 1996 and 1997	(42)	(31)	(12)
Capitalized interest.	9,022	(26,582)	(14,363)
Amortization of capitalized interest.	(2,989)	(3,823)	(9,005)
Purchase accounting:
Depreciation of fixed assets adjustment	(7,274)	(7,274)	(7,274)
Amortization of subscriber base intangible asset	(31,055)	(33,880)	(33,880)
Amortization of concession	(40,288)	(40,288)	(40,288)
Deferred Fistel tax on activation fee.	(8,056)	2,698	5,943
Pension and other postretirement benefits	81	(312)	2,858
Derivative instruments	(9,045)	73,546	(87,527)
Stock option compensation (Plan MOS)	—	(2,028)	—
Free minutes given in connection with sales of handsets	(26,304)	—	—
Items posted directly to shareholders’ equity:
Tax incentive investment credits	—	288	106
Deferred tax effect on GAAP adjustments	40,784	17,387	68,134
Reversal of deferred social contribution tax	—	—	1,871

US GAAP net income (loss)	13,708	116,823	4,021

Net income per thousand shares in accordance with US GAAP (in thousands)	2004	2003	2002

Common shares—Basic
US GAAP net income	0.03	0.26	—
Weighted average common shares outstanding	188,067,310	168,375,242	148,443,147

Common shares—Diluted
US GAAP net income	0.02	0.23	—
Weighted average (thousand) common shares outstanding	230,876,784	227,501,934	222,297,796

Preferred shares—Basic and diluted
US GAAP net income	0.03	0.28	0.01
Weighted average (thousand) preferred shares outstanding	259,575,036	259,575,036	259,575,037

US GAAP net income	0.03	0.25	0.01
Weighted average (thousand) preferred shares outstanding	259,575,036	259,575,036	259,575,037

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

Reconciliation of the shareholders’ equity differences between US GAAP and BR CL

	2004	2003

Total shareholders’ equity under BR CL	1,970,733	1,903,363
Add (deduct):
Different accounting criteria for:
Monetary restatement of 1996 and 1997	162,103	162,145
Amortization of monetary restatement of 1996 and 1997	(159,338)	(155,334)
Capitalized interest	26,679	17,657
Amortization of capitalized interest	(12,976)	(9,987)
Purchase accounting:
Fixed assets adjustment	31,522	31,522
Accumulated depreciation	(29,702)	(22,428)
Intangible assets	352,166	352,166
Accumulated amortization of intangible assets	(300,027)	(228,684)
Deferred Fistel tax on activation fees	(17,609)	(9,553)
Pension and other postretirement benefits	(740)	(821)
Derivative contracts	1,602	10,647
Reversal of proposed dividends	2,508	1,145
Free minutes given in connection with sales of handsets	(26,304)	—
Deferred tax effects of GAAP adjustments	(9,308)	(50,092)

Total shareholders’ equity under US GAAP	1,991,309	2,001,746

Changes in shareholders’ equity under US GAAP

	2004	2003	2002

Opening Balance	2,001,746	1,921,296	2,007,812

Adjustment on premium reserve	—	8,872	—
Unclaimed dividends at holding Company	—	1,525	4,187
Consolidation adjustments – unclaimed dividends at subsidiaries	—	401	3,146
Stock option compensation (MOS Plan)	—	1,338	—
Net income for the year	13,708	116,823	4,021
Net income allocation
Dividends paid	(1,145)	(6,009)	(84,370)
Interest on shareholders' equity	(23,000)	(42,500)	(13,500)

Balance at December 31	1,991,309	2,001,746	1,921,296

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

(a) US GAAP supplementary information-

Reconciliation of operating income under BR CL
to operating income under US GAAP-	2004	2003	2002

BR CL operating income as reported	140,982	226,382	211,395
Reversal of financial expense, net	(5,727)	15,017	15,112

US GAAP adjustments
Amortization of monetary restatement of 1996 and 1997	(4,004)	(19,115)	(22,918)
Loss on disposal of assets monetarily restated in 1996 and 1997	(42)	(31)	(12)
Amortization on capitalized interest	(2,989)	(3,823)	(9,005)
Purchase accounting
Depreciation of fixed assets adjustment	(7,274)	(7,274)	(7,274)
Amortization of subscriber base intangible asset	(31,055)	(33,880)	(33,880)
Amortization of concession	(40,288)	(40,288)	(40,288)
Deferred tax (Fistel) on activation fees	(8,056)	2,698	5,943
Stock compensation plan – MOS Plan	—	(2,028)	—
Pension and other postretirement benefits	81	(312)	2,858
Free minutes given in connection with sales of handsets	(26,304)	—	—

US GAAP operating income	15,324	137,346	121,931

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

Reconciliation of net revenue and costs under BR CL
to revenue and costs under US GAAP-	2004	2003	2002

BR CL net revenue	1,927,027	1,892,451	1,847,631
Reclassification to cost of services and goods
Taxes on sales	552,468	511,437	417,648
Increase in roaming revenue	58,188	14,130	—
US GAAP adjustments
Deferred revenues on handset sales, net of amortization	107,972	28,118	(44,788)
Free minutes given in connection with sales of handsets	(26,304)	—	—

US GAAP net revenue	2,619,351	2,446,136	2,220,491

BR CL cost of services and goods	(1,112,460)	(1,052,487)	(981,741)
Reclassification to cost of services and goods
Taxes on sales	(552,468)	(511,437)	(417,648)
Increase in roaming cost	(58,188)	(14,130)	—
Reclassification from sales expense
Rewards program expense	(1,073)	(2,429)	(14,127)

US GAAP adjustments
Amortization of monetary restatement of 1996 and 1997	(4,004)	(19,115)	(22,918)
Loss on disposal of assets monetarily restated in 1996 and 1997	(42)	(31)	(12)
Amortization on capitalized interest	(2,989)	(3,823)	(9,005)
Purchase accounting‘
Depreciation of fixed assets adjustment	(7,274)	(7,274)	(7,274)
Amortization of subscriber base intangible asset	(31,055)	(33,880)	(33,880)
Amortization of concession	(40,288)	(40,288)	(40,288)
Deferred tax (Fistel) on activation fees	(8,056)	2,698	5,943
Pension and other postretirement benefits	81	(312)	2,858
Stock option compensation – MOS Plan	—	(2,028)	—
Deferred costs on handset sales, including taxes on sales, net of amortization during the year	(107,972)	(28,118)	44,788

US GAAP cost of services and goods	(1,925,788)	(1,712,654)	(1,473,304)

US GAAP gross profit	693,563	733,482	747,187

	2004	2003

Total assets as of December 31	2,953,506	2,960,940

Property, plant and equipment	3,684,616	3,145,620
Accumulated depreciation	(2,402,759)	(1,887,326)

Net property, plant and equipment	1,281,857	1,258,294

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

36.	Additional disclosures required by US GAAP

a.      Pension and postretirement benefits

     As described in Note 26, the Subsidiaries provide pension and postretirement benefits to employees and retirees through a combination of privately-sponsored defined benefit and defined contribution pension plans (PBS – Tele Sudeste and VISÄO) and participation in multi-employer sponsored pension and postretirement plans (PBS-A and PAMA). The Company uses December 31 as the measurement date for the majority of its plans. Information regarding the Subsidiaries contributions PBS-A and PAMA are included in Note 26

     While the VISÄO plan is a defined contribution plan, certain death and disability benefits provided to participants are defined benefits. A summary of the pension liability as of December 31, 2004 and 2003 for the Company’s active employees defined benefit pension plan (including the defined benefit aspects of VISÄO) are as follows:

Reconciliation of Funded Status

Reconciliation of Funded Status

PBS – Tele Sudeste	2004	2003

Accumulated benefit obligation:
Vested	8,118	7,726
Nonvested	3,069	2,264

Total	11,187	9,990

Projected benefit obligation	12,868	11,022
Fair value of plan assets	15,975	14,109

Funded status	(3,107)	(3,087)
Unrecognized gains	4,330	4,943
Unrecognized net transition obligation	(119)	(142)

Net amount	1,104	1,714

Disclosure of net periodic pension cost for 2004 and 2003

	2004	2003

Service cost (net of employee contributions)	413	478
Interest cost on PBO	1,189	1,079
Expected return on assets	(1,642)	(1,079)
Amortization of initial transition obligation	23	23
Amortization of losses (gains)	(196)	18

Net periodic pension cost	(213)	519

Change in accrued pension liability as of December 31, 2004 and 2003

	2004	2003

Accrued pension liability at beginning of year	1,714	1,642
Net periodic pension cost	(213)	519
Actual contributions	(397)	(447)

Accrued pension under USGAAP	1,104	1,714

Pension liability and BRCL	(364)	(893)
USGAAP adjustment	740	821

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

Change in benefit obligation
	Projected Benefit Obligation – (PBO)	Unrecognized Gains (losses)	Unrecognized Initial Transtition Obligation

Benefit obligation at December 31, 2002	10,955	1,401	(165)
Service cost	632	—	—
Interest cost	1,079	—	—
Amortization	—	18	23
Benefits payments and expenses	(595)	—	—
Actuarial losses on PBO	(1,049)	1,049	—
Actuarial losses on plan assets	—	2,475	—

Benefit obligation at December 31, 2003	11,022	4,943	(142)
Service cost	531	—	—
Interest cost	1,189	—	—
Amortization	—	(196)	23
Benefits payments and expenses	(673)	(53)	—
Actuarial gains on PBO	—	(798)	—
Actuarial gains on plan assets	799	434	—

Benefit obligation at December 31, 2004	12,868	4,330	(119)

Expected Cash Flows

The expected employer contributions for 2005 are estimated to be R$843.

Change in plan assets

	2004	2003

Plan assets at beginning of year	14,109	10,549
Actual contributions	461	519
Actual distributions and expenses	(673)	(595)
Actual return on plan assets	2,078	3,636

Plan assets at end of year	15,975	14,109

     Employer contributions and benefits paid in the above table include only those amounts contributed directly to, or paid directly from, plan assets.

Asset allocation

     The asset allocation for the Company’s pension plans at the end of 2004 and 2003, and the target allocation for 2005, by asset category, are as follows.

	Target Allocation for	Percentage of Plan Assets at Year End

Asset category	2005	2004	2003

Equity securities	17.5%	18%	19%
Loans	2.5%	1%	1%
Fixed income	80%	81%	80%

Total	100%	100%	100%

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

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

The actuarial assumptions used in 2004 and 2003 were as follows:

	2004	2003

Discount rate for determining projected benefit obligations (*)	11.30%	11.30%
Rate of increase in compensation levels (*)	7.10%	7.10%
Benefit adjustments	5.00%	5.00%
Expected long-term rate of return on plan assets (*)	13.75%	11.83%
Inflation	5.00%	5.00%
Number of active participants – PBS – Tele Sudeste	9	14
Number of retirees and beneficiaries – PBS – Tele Sudeste	18	14
(*) Including inflation rate

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

PBS Tele Sudeste / VISÄO

2005	1,360
2006	1,475
2007	1,606
2008	1,755
2009	1,919
Years 2010-2014	12,836

b.      Intangible assets subject to amortization

     Following is a summary of the Company’s intangible assets subject to amortization under US GAAP:

	2004			2003

	Software	Concession	Subscriber base	Software	Concession	Subscriber base

Gross	283,024	216,648	135,518	261,210	216,648	135,518
Accumulated amortization	(168,747)	(164,509)	(135,518)	(106,300)	(124,221)	(104,463)

Net	114,277	52,139	—	154,910	92,427	31,055

     Aggregate amortization expense for the above intangible assets amounted to R$133,790, R$125,929 and R$105,137 for the years ended December 31, 2004, 2003 and 2002, respectively.

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

     The estimated aggregate amortization expense for the next years is as follows:

Amount

2005	93,958
2006	61,674
2007	6,136
2008	4,648

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

     Approximately 35,68% of all employees are members of state labor unions associated with either the Federação Nacional dos Trabalhadores em Telecomunicaçöes (“Fenattel”), or with the Federação Interestadual dos Trabalhadores em Telecomunicaçöes (“Fittel”). The Companies negotiate new collective labor agreements every year with the local union. The collective agreements currently in force expire October, 31, 2006.

     There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Companies’ operations.

d.       Commitments (Unaudited)

     At December 31, 2004, the Company budgeted capital expenditure commitments amounting to R$286.1 million, principally relating to infrastructure, information technology and transmission equipment.

     The Company is subject to obligations concerning quality of services, network expansion and modernization, as established in our authorizations and our original concession agreements. The Company believes that it is currently in compliance with its quality of service and expansion obligations.

e.      New accounting pronouncements

     In December 2003, the FASB issued a revision to Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46R" or the "Interpretation"). FIN 46R clarifies the application of ARB No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities ("VIEs"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both.

     Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered "special-purpose entities" under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The adoption of FIN 46R did not have a material impact on the Company’s financial position, cash flows and results of operations.

Back to Contents

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of reais, unless otherwise indicated)

     In November 2002, the Emerging Issues Task Force (“EITF”), of the FASB reached a consensus on EITF 00-21 (Accounting for Revenue Arrangements with Multiple Deliverables). EITF 00-21 provides guidance on how to account for arrangements that may involve multiple revenue-generating activities, for example, the delivery of products or performance of services, and/or rights to use other assets. The requirements of EITF 00-21 will be applicable to agreements entered into for periods beginning after June 15, 2003 and will therefore first apply to the Company for any arrangements entered into from April 1, 2004. The Company prospectively adopted this EITF relating to free minutes given in connection to sales of handsets as from January 1st 2004 (See note 34 (m)).

     In July 2003, the EITF reached consensus in EITF Issue No. 03-11 that determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, "Accounting for Nonmonetary Transactions," should be considered. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. The adoption of EITF Issue No. 03-11 did not have a material effect on the Company’s financial statements.

     In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, "Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29" (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions" to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company will apply this statement in the event that exchanges of nonmonetary assets occur in fiscal periods beginning after June 15, 2005.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * *

Back to Contents

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tele Sudeste Celular Participações S.A.

By:	/s/ Francisco José Azevedo Padinha

	Name:	Francisco José Azevedo Padinha
	Title:	Chief Executive Officer

By:	/s/ Arcádio Luis Martínez García

	Name:	Arcádio Luis Martínez García
	Title:	Executive Vice President for Finance, Planning and Control and Investor Relations Officer

Date: April 15, 2005